Form 10-K, Exhibit 13
period 1993-12-31
AMERICAN WATER WORKS CO INC
filed 1994-03-30
CIK 318819

       29     (Page 22 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in thousands, except per share amounts)


For the years ended December 31,         1993        1992        1991        1990        1989
- -----------------------------------------------------------------------------------------------
Revenues
   Water service
      Residential                 $   400,230  $   360,800  $   347,241  $  310,060  $  287,074
      Commercial                      159,359      147,983      143,528     129,976     118,866
      Industrial                       50,490       47,492       47,071      44,464      42,417
      Public and other                 84,865       79,196       76,899      69,006      62,309
   Other water revenues                 5,579        5,372        4,899       3,925       2,993
- -----------------------------------------------------------------------------------------------
                                      700,523      640,843      619,638     557,431     513,659
   Sewer service                       11,801       11,391       10,427      10,157       9,237
   Authority management fees            5,213        5,126        5,914       5,350       4,649
- -----------------------------------------------------------------------------------------------
                                  $   717,537  $   657,360  $   635,979  $  572,938  $  527,545
                                  =============================================================
Water sales (million gallons)
      Residential                     104,223       97,992       99,855      98,069      97,349
      Commercial                       57,880       55,587       57,144      56,442      55,986
      Industrial                       33,041       32,681       33,702      34,804      35,779
      Public and other                 25,669       24,349       25,172      23,539      22,232
- -----------------------------------------------------------------------------------------------
                                      220,813      210,609      215,873     212,854     211,346
                                  =============================================================
Net income                        $    75,387  $    68,160  $    73,593  $   57,088  $   48,318
Earnings per common share on
   average shares outstanding          $ 2.29       $ 2.07      $  2.27     $  1.85     $  1.56
Common dividends paid per share        $ 1.00       $0.925      $  0.86     $  0.80     $  0.74
At year-end
Customers (thousands)                   1,685        1,548        1,529       1,514       1,495
Total assets                      $ 2,994,011  $ 2,415,805  $ 2,240,503  $2,092,596  $1,916,329
Preferred stocks with mandatory
   redemption requirements
      American Water Works
       Company, Inc.              $    40,000  $    40,480  $    40,960  $    1,690  $    2,420
      Subsidiaries                     46,515       50,895       47,107      27,664      29,377
Long-term debt
      American Water Works
       Company, Inc.              $   131,000  $    73,200  $    73,200  $   74,400  $   85,600
      Subsidiaries                  1,056,404      870,940      874,804     725,291     689,736
Market price of common
 stock at year-end                $     30.00  $     27.38  $     26.50  $    16.00  $    18.13

       30     (Page 23 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
MANAGEMENT'S DISCUSSION AND ANALYSIS


DESCRIPTION OF THE BUSINESS

THE COMPANY
     The principal business of American Water Works Company is the ownership of common stock of companies providing water supply service.

THE SERVICE COMPANY
     American Water Works Service Company, a subsidiary, provides professional and staff services to affiliated companies. These services include accounting, engineering, operations, finance, water quality, information systems, personnel administration and training, purchasing, insurance, safety, and community relations. This arrangement, which provides these services at cost, affords affiliated companies support otherwise unavailable economically or on a timely basis.

THE OPERATING COMPANIES
     The 25 subsidiary operating companies provide water service to approximately six million people in 717 communities in 21 states.
     As public utilities, the operating companies function under rules and regulations prescribed by state regulatory commissions. Further, each company is subject to the rules of both federal and state environmental protection agencies, particularly with respect to the quality of the water they distribute.

AMERICAN COMMONWEALTH MANAGEMENT SERVICES COMPANY
     American Commonwealth Management Services Company provides management services, at a profit, to non-affiliated water and wastewater systems. These services are provided under contract to various authorities in Pennsylvania which own nine water systems and three wastewater systems. In addition, this subsidiary manages a water district in Massachusetts and provides operating services for approximately 75 water and wastewater systems near Sarasota, Florida.
     This subsidiary completed construction of a carbon regeneration facility in 1993. This capability is being marketed to affiliated and non-affiliated water utilities throughout the country. Carbon is widely used for water filtration.
     Also in 1993, American Commonwealth Management Services
Company and a subsidiary of Anglian Water Plc, a United Kingdom water and wastewater utility, formed a joint venture, AmericanAnglian Environmental







            [Photo Here]

Members of the company's senior management team include (from left)
Edward W. Limbach and Gerald C. Smith, vice presidents; Robert D. Sievers, comptroller; J. James Barr, vice president, treasurer and chief financial officer, and W. Timothy Pohl, Esquire, general counsel and secretary



Technologies. AmericanAnglian will provide both technical expertise and financing to help communities throughout the United States upgrade their wastewater treatment systems.

NON-OPERATING COMPANIES
     Greenwich Water System and American Commonwealth Company are non-operating subholding companies. Occoquan Land Corporation owns land, buildings and equipment, most of which are leased to affiliated American Water System companies.

THE AMERICAN WATER SYSTEM
     The combination of the company and its subsidiaries constitutes the American Water System - a system that has functioned well for 46 years. Each subsidiary functions independently, yet shares in the benefits of size and identity afforded by the American Water System.

       31     (Page 24 of 1993 Annual Report)

MANAGEMENT'S DISCUSSION AND ANALYSIS


THE PHILOSOPHY OF THE AMERICAN WATER SYSTEM
     The American Water System is dedicated to providing the best possible water service at the lowest possible cost consistent with adequate compensation for investors and reasonable wages and benefits for its personnel.
     We believe there is an unalterable link between quality service, responsive regulation, and financial success.
     Three basic principles are observed under this management philosophy:
     1. The preservation and efficient utilization of capital assets are best assured by a management approach that draws upon prudent planning, builds consensus and acts decisively on a timely basis.
     2. An operating subsidiary must exhibit the ability to attract its capital requirements as a prerequisite to the initiation of construction of facilities needed to meet water service demands.
     3. The ability to attract needed capital is dependent upon consistently achieving adequate earnings. This dictates an aggressive pursuit of regulatory decisions acknowledging this principle.
     In accordance with this philosophy, the company seeks to enhance the value of its stockholders' investment through consistent earnings growth generated by earnings reinvestment.
     The market value of the company's common stock is subject to the volatility always present in the stock market, as well as to the vagaries of the national economy. The true worth of this stock should be measured by the intrinsic value of the tangible assets of the American Water System and the worth of the organization put in place by the management team. These assets are used to provide a service which is essential for urban living. There is no substitute for water.

THE INVESTMENT STRATEGY OF AMERICAN WATER WORKS COMPANY
     The business of the company is investing in common stock of water utilities.
     The purpose of this business is to protect and enhance the value of our stockholders' investment through growth in earnings and dividends per share.
     We seek to accomplish this purpose without diluting existing stockholders.
     Viewed over the long term, we believe this strategy has and will continue to maximize the total return to our stockholders.
     The value of the investment in the company has increased due to earnings growth. Earnings growth has resulted from increased investment by the company in its subsidiaries funded by the sale of securities and the reinvestment of income. This reinvestment defers stockholder payment of income taxes so earnings growth can be compounded on a larger investment base. It also permits consistent and reliable dividend increases. Investors preferring a greater current yield can supplement their cash flow by periodically selling a portion of their enhanced investment in the company.
     The following chart reflects the results of this investment strategy:

COMPOUNDED ANNUAL GROWTH RATES 1988-1993


                          [CHART]


     9.5%             7.0%          4.5%           8.0%          6.7%
  Investment        Operating     Earnings      Dividends     Book value
in subsidiaries      revenue      per share     per share      per share


     The company's investment in its subsidiaries has increased from $514,190,000 at year-end 1988 to $810,372,000 at year-end
1993. The top schedule on page 25 defines how this has been accomplished.

       32     (Page 25 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES


ANALYSIS OF GROWTH IN INVESTMENT IN SUBSIDIARIES

(000)                                                    1993      1992      1991      1990      1989
- -----------------------------------------------------------------------------------------------------
Investment in subsidiaries at December 31           $ 810,372 $ 749,513  $693,312 $ 636,622 $ 573,038
Investment in subsidiaries at January 1               749,513   693,312   636,622   573,038   514,190
- -----------------------------------------------------------------------------------------------------
Change during the year                              $  60,859 $  56,201  $ 56,690 $  63,584 $  58,848
                                                    =================================================
Sources of additional investment
   Undistributed earnings of subsidiaries           $  18,984 $  19,401  $ 15,690 $  24,076 $  10,747
   Investment by the company in
      subsidiary securities                            41,875    36,800    41,000    39,508    48,101
- -----------------------------------------------------------------------------------------------------
Change during the year                              $  60,859 $  56,201  $ 56,690 $  63,584 $  58,848
                                                    =================================================
Net income of subsidiaries                          $  84,248 $  75,260  $ 80,692 $  64,408 $  53,869
Return on January 1 investment in subsidiaries           11.2%     10.9%     12.7%     11.2%     10.5%
Subsidiaries' common stock dividend payout ratio           77%       74%       81%       63%       80%
- -----------------------------------------------------------------------------------------------------
Dividends to the company from subsidiaries          $  65,264 $  55,859  $ 65,002 $  40,332 $  43,122
- -----------------------------------------------------------------------------------------------------
Company's use of cash
   Mandatory redemption of securities                     480     1,680    16,930     2,680     2,680
   Preferred dividends                                  3,996     4,019     3,420       690       727
   Other cash requirements                              7,834     6,633     8,465     7,365     5,559
- -----------------------------------------------------------------------------------------------------
                                                       12,310    12,332    28,815    10,735     8,966
- -----------------------------------------------------------------------------------------------------
Available for common dividends                         52,954    43,527    36,187    29,597    34,156
- -----------------------------------------------------------------------------------------------------
Common dividends declared                              31,130    28,609    26,423    24,421    22,542
Dividend reinvestment                                   2,102     3,028     1,453     1,053
- -----------------------------------------------------------------------------------------------------
Common dividends                                       29,028    25,581    24,970    23,368    22,542
- -----------------------------------------------------------------------------------------------------
Cash payout ratio                                          55%       59%       69%       79%       66%
Available after dividends                              23,926    17,946    11,217     6,229    11,614
Cash at January 1                                          78        15        23     6,993     6,975
- -----------------------------------------------------------------------------------------------------
                                                       24,004    17,961    11,240    13,222    18,589
Sale of securities and net bank borrowings             63,363    13,707    28,760    29,499    45,000
Early redemption of securities                        (23,200)
- -----------------------------------------------------------------------------------------------------
                                                       64,167    31,668    40,000    42,721    63,589
Investment in securities of subsidiaries               41,875    36,800    41,000    39,508    48,101
Notes and advances to subsidiaries                     (1,010)   (5,210)   (1,015)    3,190     8,495
- -----------------------------------------------------------------------------------------------------
                                                       40,865    31,590    39,985    42,698    56,596
- -----------------------------------------------------------------------------------------------------
Cash at December 31                                 $  23,302 $      78  $     15 $      23 $   6,993
                                                    =================================================
ANALYSIS OF CHANGE IN INCOME
(000)                                                    1993      1992      1991      1990      1989
- -----------------------------------------------------------------------------------------------------
Net income to common stock-current year             $  71,391 $  64,141  $ 69,890 $  56,398 $  47,591
Net income to common stock-prior year                  64,141    69,890    56,398    47,591    56,124
- -----------------------------------------------------------------------------------------------------
Change in income                                        7,250    (5,749)   13,492     8,807    (8,533)
Change in company operating cost                        1,738       317     2,792     1,732     1,247
- -----------------------------------------------------------------------------------------------------
Change in investment income                         $   8,988 $  (5,432) $ 16,284 $  10,539 $  (7,286)
                                                   ==================================================
Sources of change in investment income
   Additional investment in subsidiaries            $   6,317 $   6,154  $  8,059 $   6,614 $   4,345
   Change in rate of return on investment               2,671   (11,586)    8,225     3,925   (11,631)
- -----------------------------------------------------------------------------------------------------
Total change in investment income                   $   8,988 $  (5,432) $ 16,284 $  10,539 $  (7,286)
                                                   ==================================================

       33     (Page 26 of 1993 Annual Report)

MANAGEMENT'S DISCUSSION AND ANALYSIS


     The top schedule on the previous page illustrates that the growth in the company's investment in its subsidiaries has been accomplished by subsidiary earnings retention, the investment of a portion of the dividends received by the company from subsidiaries, the sale of securities and bank loans.
     Earnings to common stockholders have risen from $56,124,000 in 1988 to $71,391,000 in 1993.
     Income to common stockholders of the company is influenced by three factors:
     1.   The amount of investment by the company
     2.   The rate of return on that investment
     3.   The costs to operate the company
     The bottom schedule on the previous page demonstrates the source of change since 1988 in income to common stock.
     This analysis demonstrates that the growth in earnings over this period is the direct result of new investment in the subsidiaries. Fluctuations in the rate of return are the result of the influence of weather conditions on sales volume and the response of utility regulation to the economic climate. The cost of operating the company has increased $7,826,000 over this five-year period.

SYSTEM GROWTH AND DEVELOPMENT
     The investment in new facilities in 1993 totaled $193,116,000, which was 2% below 1992 construction expenditures of $197,579,000.
     Construction activity planned for 1994 totals $258,000,000. Expenditures recorded in any given year are influenced by many factors, including the economy, regulation, material delivery and weather conditions. It is anticipated the American Water System will invest approximately $1,100,000,000 in new facilities between now and 1998. These expenditures will support the company's ongoing program to comply with regulations promulgated to ensure water quality and protect the environment, to keep pace with expansion of our operating franchises and to replace plant as necessary. We expect the investment in this construction program to be recognized in regulatory decisions.
     Investment in new transmission and distribution facilities accounted for 40% of the 1993 expenditures. Significant projects included the completion of a pipeline in northern New Jersey which interconnects the New Jersey-American Water Company with another major public water supplier to ensure adequate water service for that region. Our New Jersey subsidiary also constructed sections of a 20-inch through 54-inch transmission main for its Tri-County Water Supply Project which will provide a regional supply for southern New Jersey in 1996.
     Pennsylvania-American Water Company completed the installation of 10 miles of 12-inch transmission main to connect its Hallstead and Susquehanna service areas and eliminate the need for more costly treatment facilities at Hallstead.
     A similar project was completed by West Virginia-American Water Company which interconnected the Gassaway and Sutton service areas to allow Sutton to be eventually supplied by new treatment facilities constructed in Gassaway. In addition, West Virginia-American continued the expansion of its service area by the installation of 16,500 feet of 16-inch pipeline to supply a newly acquired public service district.
     During 1993, construction of additional distribution storage was completed in several American System companies.

CONSTRUCTION EXPENDITURES BY CATEGORY
(000)                                       1993      1992      1991      1990      1989
- ----------------------------------------------------------------------------------------
Water plant
   Sources of supply                   $   8,054  $  9,110  $ 10,498  $  8,882  $  9,261
   Treatment and pumping                  51,332    53,303    53,361    66,902    60,969
   Transmission and distribution          77,998    80,357    63,232    66,752    79,019
   Services, meters and fire hydrants     34,401    33,989    31,000    31,321    31,664
   General structures and equipment       19,585    17,935    23,698    23,479    28,583
Sewer plant                                1,746     2,885     1,198     1,952       966
                                       -------------------------------------------------
                                       $ 193,116  $197,579  $182,987  $199,288  $210,462
                                       =================================================

       34     (Page 27 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES


     Investment by the operating companies in production, treatment and pumping facilities accounted for 27% of 1993 construction expenditures. During 1993, significant production facility improvements were completed in Kane, Ellwood City and Pittsburgh, Pennsylvania; Lexington, Kentucky; Hopewell, Virginia, and Huntington, West Virginia. Treatment facility additions were constructed in the Frackville, Pennsylvania; Monterey, California, and Short Hills, New Jersey service areas. The final phase of a major treatment plant improvement in Kokomo, Indiana was also completed. Work began on a major treatment plant on the Delaware River in New Jersey that will supplement community water supplies in three counties.
     Expenditures for customer service lines, meters and fire hydrants accounted for 18% of 1993 construction expenditures. These reflect ongoing programs to ensure meter accuracy, install and replace fire hydrants, and provide service to new customers.
     Supply improvements in 1993 included the construction of several additional and replacement wells by New Jersey-American Water Company and a new production well by Paradise Valley Water Co. Dam improvements were completed in Greenwich, Connecticut and other dam improvements are in progress in California. Source-of-supply work accounted for approximately 4% of the 1993 construction expenditures.
     The area of engineering planning focused heavily on the importance of having an adequate source of supply at every American Water System service area. This goal has been achieved at most systems and was aggressively addressed at the locations where challenges still remain due to projected growth or existing source limitations. Detailed source-of-supply planning was undertaken in Hingham, Massachusetts; Greenwich, Connecticut; Indiana, Butler, Yardley and Cumberland County, Pennsylvania; Lexington, Kentucky, and Bel Air, Maryland.
     In addition, the company's comprehensive planning program proceeded, with reports completed for New Jersey-American Water Company's Cape May and Atlantic County systems. Comprehensive planning studies scheduled for 1994 completion are underway for eight other operating companies.
     On August 31, 1993, American Water Works Company, Inc. and its subsidiaries in Indiana, Missouri, and Ohio acquired the midwestern water utilities of Avatar Holdings, Inc. A total of $62,000,000 was paid for the common stock of ICWC Holdings, Inc. and its subsidiary Indiana Cities Water Corporation, Missouri Cities Water Company, Ohio Suburban Water Company and Northern Michigan Water Company. The utilities acquired in these transactions serve a population of approximately 350,000 in 54 communities. The governments of two of the areas served by these companies are pursuing acquisition of a portion of these facilities that serve a total population of 54,000.
     West Virginia-American Water Company acquired two public water supply systems in 1993 for $3,041,000. In April, the company took over the Washington Public Service District serving 5,500 people in Tornado. In November, it acquired the West Fork River Public Service District serving 4,000 people.
     During 1993, Ohio-American Water Company paid a total of $465,000 for six water supply companies. The companies serve a total of 4,200 people in the Mansfield area.
     In April 1993, New Jersey-American Water Company completed its $179,000 acquisition of the Borough of Allenhurst's water system which serves 1,000 people. The sale was approved by borough residents in a referendum in 1992.
     Pennsylvania-American Water Company acquired the Skyline Water Company and a water system owned by the Summit Township Municipal Authority in 1993. These two water systems, which serve a total of approximately 700 people, were acquired for $108,000.
     American Water Works Company and its subsidiaries continue to seek out and investigate acquisitions with a view toward expanding the American Water System. The objective is expansion of its core business which benefits the existing stockholder rather than growth for the sake of size.
     In September, a Virginia Circuit Court judge ruled that the Prince William County Service Authority could not take over Virginia-American Water Company's Dale City system which serves 47,000 people. The judge said that the authority had "failed to meet its burden of proving the necessity of condemnation." He also noted that Virginia-American provided exemplary service and that the takeover attempt contradicted a county initiative to privatize services.

       35     (Page 28 of 1993 Annual Report)

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS
     The company's experience in assessing the impact of inflation on its business indicates that with timely rate increases authorized by regulators, water revenue can be made to keep pace with inflation. Inflation did not significantly impact the company's financial position or results of operations in 1991 through 1993, and it is not expected to materially affect 1994 results.
     The company's results of operations for the year ended December 31, 1993 included four months of results from the four acquired midwestern companies' operations. These acquisitions did not have a material impact on the company's reported results of operations for 1993.

OPERATING REVENUES
(000)                              1993        1992        1991
- ---------------------------------------------------------------
Water service                  $700,523    $640,843    $619,638
Sewer service                    11,801      11,391      10,427
Authority management fees         5,213       5,126       5,914
                               --------------------------------
                               $717,537    $657,360    $635,979
                               ================================

CONSOLIDATED OPERATING REVENUES
     Revenues in 1993 totaled $717,537,000, and were 9% above those for 1992. The volume of water sold totaled 220.8 billion gallons in 1993 compared with 210.6 billion gallons in 1992, reflecting the impact of summer weather patterns and the company's acquisition in August of the four midwestern water utilities. The acquisition increased operating revenues by $10,646,000 in 1993 and added 5.1 billion gallons in water sales volume.
     Rate authorizations adjusted the water service rates in effect for 16 operating companies during 1993. These authorizations are expected to increase annual revenues by $37,833,000. Operating revenues for 1993 included approximately $25,603,000 which resulted from these rate orders.
     Rate adjustments have been authorized for two operating subsidiaries so far in 1994 which will generate approximately $3,367,000 of additional annual revenues. Five applications are awaiting regulatory decisions. If granted in full, they would produce additional annual revenues of $17,624,000.
     Revenues in 1992 were 3% above those for 1991, reflecting higher water service rates which more than offset a 2% decrease in water sales volume. Eleven operating companies received rate orders in 1992 authorizing increases in annual revenues aggregating $25,651,000.

PERCENTAGE OF WATER REVENUES BY CUSTOMER CLASS
                           1993      1992      1991
- ---------------------------------------------------
Residential               57.1%     56.3%     56.0%
Commercial                22.8%     23.1%     23.1%
Industrial                 7.2%      7.4%      7.6%
Public and other          12.1%     12.4%     12.5%
Other water revenues        .8%       .8%       .8%
                         --------------------------
                         100.0%    100.0%    100.0%
                         ==========================

RESIDENTIAL
     Residential water service revenues in 1993 amounted to $400,230,000, an increase of 11% over those for 1992. This 1993 revenue improvement followed an increase of 4% in 1992. The volume of water sold to residential customers increased by 6% in 1993 to 104.2 billion gallons. The average unit price for water in 1993 for residential customers increased by 4%, which was less than the average unit price increase of 6% in 1992.

COMMERCIAL
     Revenues from commercial customers in 1993 rose by 8% to $159,359,000 following an increase of 3% in 1992. Commercial customers purchased 57.9 billion gallons of water in 1993, 4% more than in 1992. The average unit price of water increased by 3% in 1993, down from a 6% increase in 1992.

INDUSTRIAL
     Industrial water use of 33 billion gallons in 1993 was 1% higher than in 1992. Revenues from industrial sales in the amount of $50,490,000 were 6% above those recorded in 1992. An increase of 6% in the average unit price of water was responsible for the additional revenue. Despite a 3% decrease in industrial sales volume, industrial revenues in 1992 were 1% above those for 1991 due to a 4% increase in the average unit price.
     Excluding the industrial sales of the four acquired midwestern companies, the volume of water used by industrial customers has decreased in each of the last five years. The company's largest industrial customer, which purchased 2.5 billion gallons from the Virginia-American Water Company in Hopewell at a cost of $1,977,000 in 1993, is investigating the possibility of developing its own source of supply.


       36     (Page 29 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES


PUBLIC AND OTHER
     Public and other revenues in 1993 rose by 7% to $84,865,000 following an increase of 3% in 1992. Revenues derived from municipal governments for fire protection services and customers requiring special private fire service facilities totaled $33,415,000 in 1993, exceeding 1992 revenue from these customers by 5%. The 25.7 billion gallons of water sold to governmental entities and resale customers was 5% above the quantities sold in 1992. Revenues generated by these sales totaled $51,450,000 and exceeded 1992 revenues by 9%.

PERCENTAGE OF WATER SALES (GALLONS)
BY CUSTOMER CLASS
                        1993      1992      1991
- ------------------------------------------------
Residential            47.2%     46.5%     46.3%
Commercial             26.2%     26.4%     26.5%
Industrial             15.0%     15.5%     15.6%
Public and other       11.6%     11.6%     11.6%
                      --------------------------
                      100.0%    100.0%    100.0%
                      ==========================

SEWER SERVICE REVENUES
     Operating subsidiaries provide sewer collection service to two areas in New Jersey and one area in Ohio. Revenues from these services amounted to $11,801,000 in 1993, compared with $11,391,000 in 1992 and $10,427,000 in 1991.

AUTHORITY MANAGEMENT FEES
     These fees represent charges primarily for management services provided by American Commonwealth Management Services
Company to public water and sewer authorities in Pennsylvania and Massachusetts. Fees of $5,213,000 were received for these services in 1993 compared with management fees of $5,126,000 in 1992 and $5,914,000 in 1991.

CONSOLIDATED OPERATING EXPENSES
     Operating expenses in 1993 increased by 11% to $545,070,000, following a 5% increase in 1992. The acquisition of the four midwestern water utilities increased operating expenses by $7,580,000 in 1993.
     Operation and maintenance expenses totaled $362,451,000 in 1993,which was 9% higher than in 1992. They had increased by 4% in 1992.

OPERATING EXPENSES
(000)                           1993      1992      1991
- --------------------------------------------------------
Operation and maintenance
   expenses                 $362,451  $333,212  $321,303
Depreciation and
   amortization               66,838    58,382    52,067
General taxes                 67,917    63,612    58,288
Income taxes                  47,864    37,661    38,233
                            ----------------------------
                            $545,070  $492,867  $469,891
                            ============================

     Employee-related costs, representing 47% of operation and maintenance expenses, increased by 8% in 1993 and 7% in 1992. Most of the increase in these expenses in 1993 can be attributed to the company's adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Statement requires the company to accrue, in a manner similar to that used to account for pensions, the expected cost of providing postretirement health care and life insurance benefits as employees render the services necessary to earn the benefits. The effect of adopting the new accounting method increased employee-related expenses by $8,779,000.
     The company's operating subsidiaries have pursued recovery in rates for service of the additional costs resulting from this change in accounting. During 1993, fifteen decisions reached by regulatory authorities on this matter have permitted such recovery. Three regulatory authorities have denied recovery in current rates, but will continue to allow recovery when the benefits are paid in the future. The outcome of this issue in the rate making process in two states served by the operating subsidiaries is presently uncertain. Where recovery is uncertain or has been initially denied, operating subsidiaries will continue to pursue recovery in rates of the increased costs.
     Excluding the impact of adopting the new accounting standard, health care expenses in 1993 were 7% above those of the prior year, reflecting the continuing upward trend in the cost of medical treatment programs. They had increased by 15% in 1992. The increase in health care expenses has been moderated by certain cost containment measures that were implemented in 1991, including plan options which provide for employee contributions toward the cost of health care benefits. Employee contributions totaled $1,308,000 in 1993, compared with $952,000 in 1992 and
$766,000 in 1991.

       37     (Page 30 of 1993 Annual Report)

MANAGEMENT'S DISCUSSION AND ANALYSIS


     Wage and salary expenses were up by 1%. The number of System employees at year-end totaled 4,062, which is 2% above the employment level of 3,982 at the close of 1992 and slightly above the level of 4,044 employees at the end of 1991. With the acquisition of Avatar Holdings' midwestern water utilities, 158 employees joined the American Water System. Excluding the employees obtained through this acquisition, the company's workforce during the year decreased by 78 employees, or 2%, as the result of improved operating efficiencies.

OPERATION AND MAINTENANCE EXPENSES
(000)                          1993      1992      1991
- -------------------------------------------------------
Employee-related costs     $171,989  $159,488  $149,280
Fuel and power               30,530    28,808    29,644
Purchased water              38,628    32,996    28,593
Chemicals                    11,605    10,982    11,678
Waste disposal               11,235    10,717    10,469
Maintenance materials
   and services              21,585    19,026    24,995
Operating supplies
   and services              48,573    44,710    42,793
Customer billing and
   accounting                14,442    14,672    15,827
Other                        13,864    11,813     8,024
                           ----------------------------
                           $362,451  $333,212  $321,303
                           ============================

     Expenses associated with the collection, treatment, and pumping of water include the cost of fuel and power, water purchased from other suppliers, chemicals for water treatment and purification, and waste disposal. These costs increased by 10% in 1993 after a 4% rise in 1992. The unit cost of water produced in 1993 exceeded 1992's by 5%. Higher purchased water costs, reflecting increased volume and rate increases authorized for utilities supplying water to several System companies, were primarily responsible for the rise in the unit cost of production.
     Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, increased by 13% in 1993 following a 24% decrease in 1992. Maintenance expense was higher than normal in 1991, reflecting both non-critical expenditures that had been postponed because of revenue shortfalls in 1990 and preventive maintenance that was performed in 1991 instead of 1992.
     Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information system and other office equipment rental charges. These costs increased by 9% in 1993 after a 4% increase in 1992. Customer billing and accounting charges decreased by 2% in 1993, and by 7% in 1992.
     Other operation and maintenance expenses include regulatory costs and system-wide casualty and liability insurance premiums. These expenses increased by 17% in 1993 primarily due to increased rate filing activity required to recover increased costs, including the additional costs associated with the change in accounting for postretirement health care and life insurance benefits. Claims experience also increased casualty insurance premiums. Other operation and maintenance expenses had increased by 47% in 1992, primarily as a result of claims experience.
     Depreciation and amortization increased by 14% in 1993 and 12% in 1992. The higher depreciation expense in both years was primarily due to growth in utility plant in service.
     General taxes, which include gross receipts, franchise, property, capital stock, payroll and miscellaneous taxes, increased by 7% in 1993 after a 9% rise in 1992.
     Gross receipts and franchise taxes, which are a function of revenues, increased by 6% in 1993. Property and capital stock taxes are assessed on the basis of tax values assigned to assets or capitalization. These taxes in 1993 were 13% above those in 1992 due to higher property values and tax rate increases. Payroll taxes were up by 1% in 1993, consistent with the slight increase in the workforce.
     Income taxes increased by 27% in 1993, following a 1% decrease in 1992. The increase in income taxes is primarily due to higher taxable income in 1993. In addition, the Revenue Reconciliation Act of 1993 increased the company's federal income tax rate, retroactive to January 1, 1993, from 34% to 35%. During 1993, tax expense was adjusted to reflect the 1% increase in the tax rate, resulting in a reduction in the company's results of operations for 1993 of approximately $1,200,000. The company's effective tax rate increased due to the reversal of temporary differences (primarily accelerated depreciation for tax purposes on property placed in service prior to 1981) on which the tax benefit was previously flowed through to customers. Details regarding the components of the total amount of state and federal income taxes, and a reconciliation of statutory

       38     (Page 31 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES


to reported federal income tax expense are included in
Note 2 to the financial statements.

SUMMARY OF TAXES
(000)                          1993      1992      1991
- -------------------------------------------------------
Gross receipts and
   franchise taxes         $ 30,174  $ 28,600   $25,540
Property and capital
   stock taxes               24,664    21,867    20,287
Payroll taxes                10,893    10,733    10,316
Miscellaneous taxes           2,186     2,412     2,145
State income taxes            7,375     6,246     6,099
Federal income taxes         40,489    31,415    32,134
                           ----------------------------
                           $115,781  $101,273   $96,521
                           ============================

CONSOLIDATED INCOME DEDUCTIONS
     Income deductions -- principally interest expense -- amounted to $102,446,000 in 1993. This was 3% above those in 1992 due to an increase in total debt partially offset by lower interest rates.
They had increased by 4% in 1992.

CONSOLIDATED NET INCOME
     Consolidated net income in 1993 totaled $75,387,000 and was 11% above 1992 net income. Consolidated net income in 1992 was 7% below that recorded in 1991.
     Dividends paid on preferred stocks of American Water Works Company, Inc. decreased to $3,996,000 in 1993 from $4,019,000 in 1992 due to mandatory redemptions.
     Consolidated net income to common stock totaled $71,391,000 in 1993 and was 11% above that reported for 1992. It had decreased by 8% in 1992.

NEW ACCOUNTING STANDARDS
     In November 1992, Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," was issued by the FASB. The company plans to adopt the Statement in the first quarter of 1994. The Statement will require the company to accrue the cost of providing benefits to former and inactive employees after employment, but before retirement. The company does not expect adoption of the Statement to have a material impact on its results of operations.

CAPITALIZATION
                               Long-term Preferred    Common
(000)                               Debt     Stock    Equity
- ------------------------------------------------------------
Company
     1993                     $  131,074  $ 51,673  $655,275
     1992                         73,275    52,153   609,572
     1991                         74,568    52,633   568,733
     1990                         90,852    13,363   521,792
     1989                         87,550    14,093   487,407
- ------------------------------------------------------------
Operating Subsidiaries
     1993                     $1,060,776  $ 54,532  $768,921
     1992                        966,171    60,093   705,419
     1991                        919,074    56,812   650,307
     1990                        763,768    37,376   598,984
     1989                        747,149    39,123   536,798
- ------------------------------------------------------------
Consolidated
     1993                     $1,192,809  $104,490  $655,275
     1992                      1,036,604   109,529   609,572
     1991                        986,691   106,726   568,733
     1990                        847,692    48,018   521,792
     1989                        832,907    50,493   487,407

CAPITALIZATION RATIOS
                               Long-term Preferred    Common
                                    Debt     Stock    Equity
- ------------------------------------------------------------
Company
     1993                            16%        6%       78%
     1992                            10%        7%       83%
     1991                            11%        7%       82%
     1990                            15%        2%       83%
     1989                            15%        2%       83%
- ------------------------------------------------------------
Operating Subsidiaries
     1993                            56%        3%       41%
     1992                            56%        3%       41%
     1991                            57%        3%       40%
     1990                            54%        3%       43%
     1989                            56%        3%       41%

Long-term debt includes amounts due within one year.

       39     (Page 32 of 1993 Annual Report)

MANAGEMENT'S DISCUSSION AND ANALYSIS


LIQUIDITY AND CAPITAL RESOURCES
     Internal sources of cash flow are provided by retention of a portion of earnings, amortization of deferred charges, deferral of taxes and depreciation. Internal cash generation is influenced by weather patterns, economic conditions and the timing of rate relief. When internal cash generation is not sufficient to meet corporate obligations on a timely basis, external sources of funds are utilized. External cash availability and its cost are dependent upon the consistency and reliability of earnings. Outside sources of cash consist of short-term bank loans, the sale of securities - bonds, preferred stock and common stocks well as advances and contributions from developers.

THE PARENT COMPANY
     The company pays all of its administrative and interest expenses, meets its mandatory contributions to sinking funds and pays dividends on all classes of stock from the dividends received from investments in its subsidiary companies. Remaining funds are retained for additional investment in subsidiaries. Investments are made when prospective returns are expected to continue at an adequate level or the potential for satisfactory earnings has been exhibited.
     Periodically, it is necessary to supplement internal sources of cash flow with short-term bank loans. These loans are repaid as internal sources of cash allow or with proceeds from the periodic issuance of new securities. During 1993, the company sold through private placement an aggregate of $81,000,000 of 7.41% Series C debentures. In addition to repaying short-term bank loans, proceeds from these debentures were used to finance additional investment in subsidiaries and to repay $23,200,000 of its 8 3/4% Series A debentures, which were called for redemption on March 1, 1993.
     A final mandatory sinking fund payment in the amount of $480,000 was made during 1993, redeeming the company's 4.90% cumulative preferred stock.
     In 1993, the company amended its dividend reinvestment plan to permit, in addition to the reinvestment of common stock dividends, the purchase of common stock through optional cash payments. The company's stockholders and customers of the operating subsidiaries can purchase up to $5,000 of common stock each month directly from the company at a 5% discount from the prevailing market price. Common dividends in the amount of $2,102,000 were reinvested during 1993, which resulted in the issuance of 78,932 new shares of common stock. Proceeds received from optional cash purchases of 21,599 new shares of common stock totaled $626,000. Another 86,966 shares of common stock were issued in connection with the Employees' Stock Ownership Plan and 21,163 shares of common stock were issued in connection with a 401(k) Savings Plan for Employees.
     The company invested $42,875,000 in new common stock of subsidiaries during 1993. It also increased its equity investment in subsidiaries by $18,984,000 from the earnings retained by them. One operating subsidiary redeemed $1,000,000 of preferred stock in 1993. A non-operating subsidiary repaid $1,000,000 in accordance with terms of a note which includes an annual sinking fund provision.
     The company plans to continue to use short-term bank borrowings, as cash requirements warrant it, to finance additional investment in subsidiaries. Over the next few years the company expects to issue new securities to repay bank borrowings and finance additional investment in subsidiaries. Common stock is expected to be issued in connection with the company's Dividend Reinvestment and Stock Purchase Plan, the Employees' Stock Ownership Plan and the Savings Plan for Employees.

THE SUBSIDIARY COMPANIES
     Operating subsidiary companies fund construction programs and supplement cash flow by borrowing from banks under individual credit lines established annually. Ample credit lines are available to provide funds needed for 1994 construction requirements and to maintain bank borrowings not yet refinanced on a long-term basis. Bank borrowings are repaid from the proceeds obtained from selling bonds and preferred stock either publicly or to institutional investors on a private placement basis, and selling common stock to the company. Security offerings are made when they are of marketable size, meet indenture and charter requirements and can compete successfully in the capital market. In order to compete successfully, the individual company must have exhibited satisfactory earnings. Capitalization and dividend payout ratios are maintained within a range deemed acceptable for investor-owned water companies.
     Aggregate bank borrowings of subsidiaries at year-end 1993 amounted to $193,620,000 compared to $112,561,000 at year-end 1992. The increase in bank borrowings reflects the acquisition of Avatar Holdings' midwestern water utilities and the efforts of subsidiaries to take advantage of lower interest rates by calling certain higher yielding bonds before maturity.

       40     (Page 33 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES


     During 1993, four subsidiaries issued a total of $59,000,000 of thirty-year mortgage bonds at interest rates ranging from 5.15% to 5.50% to government entities, which in turn issued tax-exempt securities. Twelve subsidiaries issued $126,900,000 of mortgage bonds during 1993 at interest rates between 5.97% and 7.71%. Proceeds from the sale of the bonds were used to repay bank loans, fund construction programs and to refinance existing debt at lower rates.
     The subsidiary companies plan to fund construction programs and repay bank borrowings and maturing bonds with the issuance of approximately $137,100,000 of long-term debt to institutional investors and $67,300,000 of common stock to the parent company in 1994. The combined amount of subsidiary bank borrowings and bonds maturing within one year is expected to remain at the current level during 1994.
     One subsidiary issued $1,000,000 in preferred stock with a dividend rate of 7.67% during 1993. This issue must be redeemed in 15 years.
     During 1993, subsidiaries repaid $127,701,000 of maturing bonds and certain higher yielding bonds before maturity. In addition, subsidiaries made mandatory payments to sinking funds in amounts adequate to retire $1,149,000 of debt and redeem $6,591,000 of preferred stocks.

REGULATION
     Twenty state commissions regulate the company's operating subsidiaries. They have broad authority to establish rates for service, prescribe service standards, review and approve rules and regulations and, in most instances, they must approve long-term financing programs prior to their completion. The jurisdiction exercised by each commission is prescribed by state legislation and therefore varies from state to state.
     The commissioners in Arizona and Tennessee are elected by the voters in those states. In Virginia, members of the Corporation Commission are elected by a joint vote of the two houses of the general assembly. All other state commissioners regulating operating subsidiaries are appointed by the governors of the respective states and usually require approval by the state legislature. Commissions range in size from three to seven members. The background of the individuals serving in these important positions covers a broad spectrum.
     Economic regulation deals with many competing, if not conflicting, public pressures. Rate adjustments normally are initiated by the regulated entity. Public hearings, which are basically financial fact-finding sessions, are conducted. The purpose of this process is to set rates for service which assure the financial viability of the regulated entity while insuring customers high quality service at reasonable cost. A rate case focuses on four areas:
     1. The amount of investment in facilities which provide public service
     2. The operating cost associated with providing that service
     3. The capital costs for the funds used to build the facilities which serve the public
     4. The tariff design which allocates revenue requirements equitably across the customer base
     Prudent management dictates that a water utility anticipate the time required for the regulatory process and file for rate adjustments which will reflect the cost of providing service at the time the authorized rates become effective. Requests that regulators deal with single issue cost increases as they occur have met with limited success. Recovery of such costs is therefore normally delayed for the time required to move through the full regulatory process.
     The operating subsidiaries aggressively pursue various methods of offsetting the adverse financial impact of regulatory lag. Several subsidiaries now recover in rates a return on plant before it is in service instead of capitalizing an allowance for funds during construction. Another subsidiary recently received a rate order allowing it to capitalize $400,000 of interest expense related to the period of time from when a major construction project was placed in service until new rates reflecting the cost of the project went into effect.
     American Water System personnel participate in regulatory conferences and meetings, including those conducted by regional regulatory associations. Our goal in this effort is to increase understanding of the industry and its unique regulatory requirements.
     The company appreciates the thoughtful work of the Water Committee of the National Association of Regulatory Utility Commissioners. Its initiatives and the growing public awareness of the importance of adequate water supply have led to progressive regulation which has allowed operating subsidiaries to address, on a timely basis, water supply issues which otherwise would still be unresolved.

       41     (Page 35 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and
Board of Directors
American Water Works Company, Inc.

     In our opinion, the accompanying balance sheets and the related statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of American Water Works Company, Inc. and of that company and its subsidiary companies consolidated at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Notes 2 and 4 to the Financial Statements, effective January 1, 1993 the company changed its method of accounting for income taxes and postretirement benefits other than pensions.


PRICE WATERHOUSE

Thirty South Seventeenth Street
Philadelphia, Pennsylvania
February 1, 1994

       42     (Page 36 of the Annual Report)

CONSOLIDATED BALANCE SHEET
(In thousands)


At December 31,                                               1993       1992
- -----------------------------------------------------------------------------
ASSETS
Property, plant and equipment
   Utility plant - at original cost less
      accumulated depreciation                          $2,444,277 $2,157,625
   Utility plant acquisition adjustments                    40,689      1,793
   Other utility plant adjustments                             246        296
   Nonutility property, net of accumulated depreciation     21,224     24,160
   Excess of cost of investments in
     subsidiaries over book equity at acquisition           22,709     22,608
- -----------------------------------------------------------------------------
                                                         2,529,145  2,206,482
- -----------------------------------------------------------------------------
Current assets
   Cash and cash equivalents                                52,979     29,113
   Temporary investments - at cost plus accrued
     interest                                                  399        299
   Customer accounts receivable                             46,795     42,168
   Allowance for uncollectible accounts                     (1,107)      (925)
   Unbilled revenues                                        57,298     51,285
   Miscellaneous receivables                                 7,033      4,075
   Materials and supplies                                    8,965      8,261
   Deferred vacation pay                                     8,517      7,759
   Other                                                     8,776      8,530
- -----------------------------------------------------------------------------
                                                           189,655    150,565
- -----------------------------------------------------------------------------
Regulatory and other long-term assets
   Regulatory asset - income taxes recoverable
     through rates                                         198,744
   Deferred pension expense                                 13,437      9,757
   Debt and preferred stock expense                         15,552      9,934
   Tank painting costs                                       7,906      6,673
   Other                                                    39,572     32,394
- -----------------------------------------------------------------------------
                                                           275,211     58,758
- -----------------------------------------------------------------------------
                                                        $2,994,011 $2,415,805
                                                        =====================

       43     (Page 37 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES


                                                   1993         1992
- --------------------------------------------------------------------
CAPITAL AND LIABILITIES
Capital
   Common stock                              $   39,055   $   38,794
   Paid-in capital                               37,627       32,446
   Retained earnings                            578,593      538,332
- --------------------------------------------------------------------
      Common stockholders' equity               655,275      609,572
   Preferred stocks with mandatory
     redemption requirements                     40,000       40,480
   Preferred stocks without mandatory
     redemption requirements                     11,673       11,673
   Preferred stocks of subsidiaries
     with mandatory redemption requirements      46,515       50,895
   Preferred stocks of subsidiaries
     without mandatory redemption
     requirements                                 6,302        6,481
   Long-term debt
      American Water Works Company, Inc.        131,000       73,200
      Subsidiaries                            1,056,404      870,940
- --------------------------------------------------------------------
                                              1,947,169    1,663,241
- --------------------------------------------------------------------
Current liabilities
   Bank debt                                    193,620      133,816
   Current portion of long-term debt              5,405       92,464
   Accounts payable                              31,644       27,118
   Taxes accrued, including federal income       11,798       10,734
   Interest accrued                              23,226       23,296
   Accrued vacation pay                           8,835        8,044
   Other                                         27,852       30,196
- --------------------------------------------------------------------
                                                302,380      325,668
- --------------------------------------------------------------------
Regulatory and other long-term liabilities
   Advances for construction                    125,031       88,531
   Deferred income taxes                        309,204      139,614
   Regulatory liability - income taxes
     refundable through rates                    45,942
   Deferred investment tax credits               41,644       40,726
   Other                                         38,146       24,084
- --------------------------------------------------------------------
                                                559,967      292,955
- --------------------------------------------------------------------
Contributions in aid of construction            184,495      133,941
- --------------------------------------------------------------------
                                             $2,994,011   $2,415,805
                                             =======================

The accompanying schedules and notes are an integral part of these financial statements.

       44     (Page 38 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(In thousands, except per share amounts)


For the years ended December 31,            1993       1992       1991
- ----------------------------------------------------------------------
CONSOLIDATED INCOME
Operating revenues                      $717,537   $657,360   $635,979
- ----------------------------------------------------------------------
Operating expenses
   Operation and maintenance             362,451    333,212    321,303
   Depreciation and amortization          66,838     58,382     52,067
   General taxes                          67,917     63,612     58,288
   State income taxes                      7,375      6,246      6,099
   Federal income taxes                   40,489     31,415     32,134
- ----------------------------------------------------------------------
                                         545,070    492,867    469,891
- ----------------------------------------------------------------------
Operating income                         172,467    164,493    166,088
Allowance for other funds used
   during construction                     3,757      2,711      2,974
Other income                               1,609        715        492
- ----------------------------------------------------------------------
                                         177,833    167,919    169,554
- ----------------------------------------------------------------------
Income deductions
   Interest                               97,235     96,368     94,388
   Allowance for borrowed funds used
     during construction                  (3,087)    (3,718)    (3,436)
   Amortization of debt expense            1,563      1,044        825
   Preferred dividends of subsidiaries     4,361      4,631      2,971
   Other deductions                        2,374      1,434      1,213
- ----------------------------------------------------------------------
                                         102,446     99,759     95,961
- ----------------------------------------------------------------------
Net income                                75,387     68,160     73,593
Dividends on preferred stocks              3,996      4,019      3,703
- ----------------------------------------------------------------------
Net income to common stock              $ 71,391   $ 64,141   $ 69,890
                                        ==============================
Average shares of common stock
  outstanding                             31,139     30,943     30,731
Earnings per common share on
  average shares outstanding            $   2.29   $   2.07   $   2.27
                                        ==============================
CONSOLIDATED RETAINED EARNINGS
Balance at beginning of year            $538,332   $502,800   $459,333
Add: net income                           75,387     68,160     73,593
- ----------------------------------------------------------------------
                                         613,719    570,960    532,926
- ----------------------------------------------------------------------
Deduct: dividends
   Preferred stock                         3,540      3,563      3,247
   Preference stock                          456        456        456
   Common stock - $1.00 per share
     in 1993; $.925 per share
     in 1992; $.86 per share in 1991      31,130     28,609     26,423
- ----------------------------------------------------------------------
                                          35,126     32,628     30,126
- ----------------------------------------------------------------------
Balance at end of year                  $578,593   $538,332   $502,800
                                        ==============================

The accompanying schedules and notes are an integral part of these financial statements.

       45     (Page 39 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)


For the years ended December 31,                     1993      1992      1991
- -----------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                      $  75,387 $  68,160 $  73,593
Adjustments
   Depreciation and amortization                   66,838    58,382    52,067
   Provision for deferred income taxes              7,873    13,042    12,639
   Provision for losses on accounts receivable      3,377     3,580     4,028
   Allowance for other funds used during
     construction                                  (3,087)   (2,711)   (2,974)
   Employee benefit expenses in excess of funding   2,567     1,450       393
   Common stock contributions to employee
      benefit plans                                 1,581     1,316     1,165
   Deferred revenues, net                            (398)    2,426    (1,541)
   Deferred tank painting costs                    (1,653)   (1,539)   (1,440)
   Deferred rate case expense                      (3,008)   (3,040)   (2,858)
   Amortization of deferred charges                 8,268     6,270     5,548
   Other, net                                      (1,873)      (19)   (3,205)
   Changes in assets and liabilities, net of
     effects from acquisitions
      Accounts receivable                          (9,734)   (2,308)   (5,567)
      Unbilled revenues                            (3,738)      229    (1,934)
      Other current assets                           (352)     (598)   (1,758)
      Accounts payable                              2,987    (1,568)   (4,165)
      Taxes accrued, including federal income        (664)    2,958    (1,651)
      Interest accrued                               (674)   (3,417)    1,869
      Other current liabilities                    (3,257)      (34)    3,185
- -----------------------------------------------------------------------------
Net cash from operating activities                140,440   142,579   127,394
- -----------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures                        (193,116) (197,453) (182,649)
Allowance for other funds used
     during construction                            3,087     2,711     2,974
Water system acquisitions, net of acquired cash   (65,889)   (5,949)   (5,084)
Proceeds from the disposition of property, plant
     and equipment                                  2,183     1,616     2,684
Removal costs from property, plant and equipment
     retirements                                   (6,201)   (5,224)   (4,815)
Funds restricted for construction activity           (700)   (5,200)
Temporary investments                                (100)      102       127
- -----------------------------------------------------------------------------
Net cash used in investing activities            (260,736) (209,397) (186,763)
- -----------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                      267,070   244,900   200,300
Proceeds from preferred stock                       1,000     5,600    61,000
Proceeds from common stock                          2,059       963       858
Net borrowings (repayments) under line-of-credit
     agreements                                    50,535    58,602  (117,987)
Advances and contributions for construction,
     net of refunds                                20,661     8,535     6,335
Debt issuance costs                                (5,018)   (5,335)   (2,257)
Repayment of long-term debt                      (152,050) (195,113)  (61,639)
Redemption of preferred stocks                     (7,071)   (2,797)   (2,292)
Dividends paid                                    (33,024)  (29,600)  (28,390)
- -----------------------------------------------------------------------------
Net cash from financing activities                144,162    85,755    55,928
- -----------------------------------------------------------------------------
Net increase (decrease) in cash and cash
     equivalents                                   23,866    18,937    (3,441)
Cash and cash equivalents at beginning of year     29,113    10,176    13,617
- -----------------------------------------------------------------------------
Cash and cash equivalents at end of year        $  52,979 $  29,113 $  10,176
                                                =============================
Cash paid during the year for:
   Interest, net of capitalized amount          $  99,433 $  97,088 $  91,272
                                                =============================
   Income taxes                                 $  41,880 $  25,728 $  31,889
                                                =============================

Common stock issued in lieu of cash in connection with the Dividend Reinvestment and Stock Purchase Plan, the Employees' Stock Ownership Plan and the Savings Plan for Employees totaled $3,683 in 1993, $4,344 in 1992 and $2,618 in 1991. Capital lease obligations of $126 and $338 were recorded in 1992 and 1991, respectively. The accompanying schedules and notes are an integral part of these financial statements.

       46     (Page 40 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC.
BALANCE SHEET
(In thousands)


At December 31,                                    1993         1992
- --------------------------------------------------------------------
ASSETS
Investments in subsidiaries
   Securities                                  $810,372     $749,513
   Notes and advances                             3,630        4,640
- --------------------------------------------------------------------
                                                814,002      754,153
- --------------------------------------------------------------------
Current assets
   Cash and cash equivalents                     23,302           78
   Notes receivable from subsidiaries             1,010        1,010
   Other                                            253          437
- --------------------------------------------------------------------
                                                 24,565        1,525
- --------------------------------------------------------------------
Deferred debits
   Debt expense                                     402          177
   Preferred stock expense                          278          305
   Other                                          1,624        1,551
- --------------------------------------------------------------------
                                                  2,304        2,033
- --------------------------------------------------------------------
Other long-term assets                            6,103        5,429
- --------------------------------------------------------------------
                                               $846,974     $763,140
                                               =====================
CAPITAL AND LIABILITIES
Capital
   Common stock                                $ 39,055     $ 38,794
   Paid-in capital                               37,627       32,446
   Retained earnings                            578,593      538,332
- --------------------------------------------------------------------
      Common stockholders' equity               655,275      609,572
   Preferred stocks with mandatory
     redemption requirements                     40,000       40,480
   Preferred stocks without mandatory
     redemption requirements                     11,673       11,673
   Long-term debt                               131,058       73,262
- --------------------------------------------------------------------
                                                838,006      734,987
- --------------------------------------------------------------------
Current liabilities
   Bank debt                                                  21,255
   Current portion of long-term debt                 16           13
   Taxes accrued, including federal income          548         (156)
   Interest accrued                               1,378          885
   Other                                            856          739
- --------------------------------------------------------------------
                                                  2,798       22,736
- --------------------------------------------------------------------
Other long-term liabilities                       6,170        5,417
- --------------------------------------------------------------------
                                               $846,974     $763,140
                                               =====================

The accompanying schedules and notes are an integral part of these financial statements.

       47     (Page 41 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
(In thousands, except per share amount)


For the years ended December 31,                  1993         1992      1991
- -----------------------------------------------------------------------------
INCOME
Income from subsidiaries
   Equity in earnings of subsidiaries
      Dividends                               $ 65,264     $ 55,859  $ 65,002
      Undistributed earnings                    18,984       19,401    15,690
- -----------------------------------------------------------------------------
                                                84,248       75,260    80,692
   Interest                                        352          804     1,184
Other income                                       868          304       464
- -----------------------------------------------------------------------------
                                                85,468       76,368    82,340
- -----------------------------------------------------------------------------
Expenses and taxes
   Operating and administrative expenses         5,438        4,335     4,081
   General taxes                                   200          200       200
   Federal income taxes                         (5,228)      (3,989)   (4,061)
   Interest                                      9,618        7,629     8,492
   Amortization of debt expense                     53           33        35
- -----------------------------------------------------------------------------
                                                10,081        8,208     8,747
- -----------------------------------------------------------------------------
Net income                                      75,387       68,160    73,593
Dividends on preferred stocks                    3,996        4,019     3,703
- -----------------------------------------------------------------------------
Net income to common stock                    $ 71,391     $ 64,141  $ 69,890
                                              ===============================
Average shares of common stock outstanding      31,139       30,943    30,731
Earnings per common share on average shares
  outstanding                                 $   2.29     $   2.07  $   2.27
                                              ===============================
RETAINED EARNINGS
Balance at beginning of year                  $538,332     $502,800  $459,333
Add: net income                                 75,387       68,160    73,593
- -----------------------------------------------------------------------------
                                               613,719      570,960   532,926
- -----------------------------------------------------------------------------
Deduct: dividends
   Preferred stock                               3,540        3,563     3,247
   Preference stock                                456          456       456
   Common stock - $1.00 per share in 1993;
      $.925 per share in 1992;
      $.86 per share in 1991                    31,130       28,609    26,423
- -----------------------------------------------------------------------------
                                                35,126       32,628    30,126
- -----------------------------------------------------------------------------
Balance at end of year                        $578,593     $538,332  $502,800
                                              ===============================

The accompanying schedules and notes are an integral part of these financial statements.

       48     (Page 42 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC.
STATEMENT OF CASH FLOWS
(In thousands)


For the years ended December 31,                 1993      1992      1991
- -------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                   $ 75,387  $ 68,160  $ 73,593
Adjustments
   Undistributed earnings of subsidiaries     (18,984)  (19,401)  (15,690)
   Other, net                                     739       605        88
   Changes in assets and liabilities
      Other current assets                        184      (180)      (42)
      Taxes accrued, including federal income     704       109       102
      Interest accrued                            493        26      (237)
      Other current liabilities                   117        46       (88)
- -------------------------------------------------------------------------
Net cash from operating activities             58,640    49,365    57,726
- -------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiaries' common stock      (42,875)  (36,800)  (41,000)
Redemption of preferred stock by subsidiary     1,000
Repayment of promissory notes by subsidiaries   1,010     5,210     1,015
Other                                            (594)               (728)
- -------------------------------------------------------------------------
Net cash used in investing activities         (41,459)  (31,590)  (40,713)
- -------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings (repayments) under
  line-of-credit agreements                   (21,255)   11,425   (13,255)
Proceeds from long-term debt                   81,000
Proceeds from common stock                      3,618     2,282     2,015
Proceeds from preferred stock                                      40,000
Repayment of long-term debt                   (23,214)   (1,317)  (16,310)
Redemption of preferred stock                    (480)     (480)     (730)
Dividends paid                                (33,024)  (29,600)  (28,390)
Other                                            (602)      (22)     (351)
- -------------------------------------------------------------------------
Net cash from (used in) financing activities    6,043   (17,712)  (17,021)
- -------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                  23,224        63        (8)
Cash and cash equivalents at beginning
  of year                                          78        15        23
- -------------------------------------------------------------------------
Cash and cash equivalents at end of year     $ 23,302  $     78  $     15
                                             ============================
Cash paid (received) during the year for:
   Interest                                  $  9,125  $  7,603  $  8,729
                                             ============================
   Income taxes                              $ (4,846) $ (3,870) $ (3,904)
                                             ============================

Common stock issued in lieu of cash in connection with the Dividend Reinvestment and Stock Purchase Plan totaled $2,102 in 1993, $3,028 in 1992 and $1,453 in 1991. The accompanying schedules and notes are an integral part of these financial statements.

       49     (Page 43 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
SCHEDULES ACCOMPANYING FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)


                                                                       Par value
                                                            Shares     of shares
CAPITAL STOCK OF AMERICAN WATER WORKS COMPANY, INC.    outstanding   outstanding     Dividends
- ----------------------------------------------------------------------------------------------
Common stock - $1.25 par value
   Authorized - 100,000,000 shares
      1993                                              31,243,743       $39,055       $31,130
      1992                                              31,035,083        38,794        28,609
      1991                                              30,793,836        38,492        26,423

     At December 31, 1993, 30,461,581 common shares were reserved for issuance in connection with the company's Stockholder Rights Plan, 1,619,433 common shares were reserved for issuance in connection with the company's Dividend Reinvestment and Stock Purchase Plan, 119,568 common shares were reserved for issuance in connection with the company's Employees' Stock Ownership Plan and 478,837 common shares were reserved for issuance in connection with the company's Savings Plan for Employees.

Paid-in capital
     Paid-in capital was increased by the net proceeds received in excess of the par value of 208,660 shares in 1993, 241,247 shares in 1992, and 175,893 shares in 1991 of common stock that was issued. Shares issued in connection with the company's Dividend Reinvestment and Stock Purchase Plan totaled 100,531 in 1993, 137,635 in 1992 and 72,639 in 1991. Shares issued under the company's Employees' Stock Ownership Plan totaled 86,966 in 1993, 103,612 in 1992 and 103,254 in 1991. Shares issued through the company's Savings Plan for Employees totaled 21,163 in 1993.

Preferred stocks with mandatory redemption requirements
   Cumulative preferred stock - $25 par value
   Authorized - 1,770,000 shares
      5 1/2% series of 1961 (non-voting)
        1991                                                                                10
      4.90% series (non-voting)
        1993                                                                                13
        1992                                                19,200           480            36
        1991                                                38,400           960            59
      8.50% series (non-voting)
        1993                                             1,600,000        40,000         3,400
        1992                                             1,600,000        40,000         3,400
        1991                                             1,600,000        40,000         3,051

The terms of the 8.50% preferred stock provide that all shares of the series shall be redeemed on December 1, 2000. In September 1991 all remaining shares of the 5 1/2% series of 1961 were redeemed. In June 1993 all remaining shares of the 4.90% series were redeemed.

Preferred stocks without mandatory redemption requirements
   Cumulative preferred stock - $25 par value
      5% series
        1993, 1992 and 1991                                101,777         2,544           127
   Cumulative preference stock - $25 par value
   Authorized - 750,000 shares
      5% series (non-voting)
        1993, 1992 and 1991                                365,158         9,129           456

       50     (Page 44 of 1993 Annual Report)

SCHEDULES ACCOMPANYING FINANCIAL STATEMENTS
(Dollars in thousands)


PREFERRED STOCKS OF SUBSIDIARIES
At December 31,                             1993       1992          1991
- -------------------------------------------------------------------------
Dividend rate
3.9% to less than 5%                     $ 8,621    $ 9,386       $ 9,972
5% to less than 6%                         6,012      5,865         6,000
6% to less than 7%                         2,673      2,117         2,281
7% to less than 8%                         2,470      1,520         1,570
8% to less than 9%                        24,973     25,006        19,439
9% to less than 10%                        5,406      5,624         5,977
10% to less than 11%                       1,320      1,500         2,180
11% to less than 12%                       1,142      6,058         6,274
12% to less than 13%                         200        300           400
- -------------------------------------------------------------------------
                                         $52,817    $57,376       $54,093
                                         ================================

Preferred stock agreements of certain subsidiaries require annual sinking fund payments in varying amounts and permit redemption at various redemption prices at the option of the subsidiaries on thirty days' notice, or, in the event of involuntary liquidation, at par value plus accrued dividends. Sinking fund payments for the next five years will amount to $1,703 in 1994; $1,477 in 1995; $1,332 in 1996; $1,237 in 1997 and $1,231 in 1998.

LONG-TERM DEBT OF AMERICAN WATER WORKS COMPANY, INC.
At December 31,                             1993       1993          1992
- -------------------------------------------------------------------------
                                      Due within  Due after     Due after
                                        one year   one year      one year
- -------------------------------------------------------------------------
8 3/4% Series A sinking fund
  debentures                                                      $23,200
8.91% Series B-1 debentures, due
  December 1, 1996                                 $ 15,000        15,000
9.06% Series B-2 debentures, due
  December 1, 1999                                   35,000        35,000
7.41% Series C debentures, due
  May 1, 2003                                        81,000
Capital lease obligation to a subsidiary  $   16         58            62
- -------------------------------------------------------------------------
                                          $   16   $131,058       $73,262
                                          ===============================

In March 1993 the 8 3/4% Series A sinking fund debentures were called for redemption.

       51     (Page 45 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES


LONG-TERM DEBT OF SUBSIDIARIES
At December 31,                             1993       1993          1992
- -------------------------------------------------------------------------
                                      Due within  Due after     Due after
                                        one year   one year      one year
- -------------------------------------------------------------------------
Interest rate
4% to less than 5%                     $1,059    $      399      $  5,733
5% to less than 6%                                   77,717         8,200
6% to less than 7%                         10       142,349        46,000
7% to less than 8%                         32       165,945       128,237
8% to less than 9%                         72       198,809       223,330
9% to less than 10%                       205       347,440       338,059
10% to less than 11%                      484        82,535        78,930
11% to less than 12%                                 14,500        14,500
12% to less than 13%                                 11,800        11,800
13% to less than 14%                    3,150        12,152        13,000
14% to less than 15%                       50           800           850
- -------------------------------------------------------------------------
                                        5,062     1,054,446       868,639
Capital leases                            343         1,958         2,301
- -------------------------------------------------------------------------
                                       $5,405    $1,056,404      $870,940
                                       ==================================

Maturities of long-term debt, including sinking fund requirements, during the next five years will amount to $5,405 in 1994; $74,042 in 1995; $28,294 in 1996; $57,618 in 1997 and $22,255 in 1998. Long-term debt of subsidiaries is substantially secured by utility plant.

UTILITY PLANT
At December 31,                                        1993          1992
- -------------------------------------------------------------------------
Water plant
   Sources of supply                             $  134,787    $  123,700
   Treatment and pumping facilities                 598,236       540,635
   Transmission and distribution facilities       1,379,501     1,204,709
   Services, meters and fire hydrants               520,019       450,229
   General structures and equipment                 184,517       165,143
Sewer plant                                          30,974        18,852
Construction work in progress                        80,475        60,585
- -------------------------------------------------------------------------
                                                  2,928,509     2,563,853
Less--accumulated depreciation                      484,232       406,228
- -------------------------------------------------------------------------
                                                 $2,444,277    $2,157,625
                                                 ========================

       52     (Page 46 of 1993 Annual Report)

NOTES TO FINANCIAL STATEMENTS


NOTE 1

SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies of the operating subsidiaries are in conformity with generally accepted accounting principles for regulated public utilities and accounting procedures prescribed by regulatory authorities of the respective states in which they operate. Certain reclassifications have been made to conform previously reported data to the current presentation.

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Parent company and all subsidiaries.
All intercompany accounts and transactions are eliminated.
     Parent company financial statements reflect the equity method of accounting for investments in common stock of subsidiaries (cost plus equity in subsidiaries' undistributed earnings since acquisition).

PROPERTY, PLANT AND EQUIPMENT
     The cost of additions to utility plant and replacement of retirement units of property is capitalized. Cost includes material, direct labor and such indirect items as engineering and supervision, payroll taxes and benefits, transportation and an allowance for funds used during construction. Repairs, maintenance and minor replacements of property are charged to current operations. The cost of property units retired in the ordinary course of business plus removal cost (less salvage) is charged to accumulated depreciation. Upon regulatory approval as an allowable cost recoverable in future rates, losses on major premature property retirements are deferred and amortized over periods as authorized. The cost of property, plant and equipment is depreciated using the straight-line method over the estimated service lives of the assets.
     Utility plant acquisition adjustments and other utility plant adjustments are being amortized principally over 40 years.

INTANGIBLE ASSETS
     The excess of cost of investments in subsidiaries over book equity at acquisition, which relates primarily to acquisitions prior to October 31, 1970, is not being amortized because in the opinion of management there has been no diminution in value.

CASH AND CASH EQUIVALENTS
     Substantially all of the company's cash is invested in interest bearing accounts. The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of bank certificates of deposit and repurchase agreements. Cash equivalents are stated at cost plus accrued interest.

MATERIALS AND SUPPLIES
     Materials and supplies are stated at average cost.

REGULATORY AND OTHER LONG-TERM ASSETS
     In conjunction with the adoption of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes", the company has recorded a regulatory asset for the additional revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse. These temporary differences are primarily related to the depreciation of property acquired before the adoption of full normalization for rate making purposes by regulatory authorities. The effects of adopting SFAS No. 109 are discussed in more detail in Note 2.
     Pension expense is deferred by certain subsidiaries when it is probable such costs will be recovered in future water service rates as contributions are made to the pension plan.
     Debt expense is amortized over the lives of the respective issues. Call premiums on the redemption of long-term debt, as well as unamortized debt expense, are deferred and amortized to the extent they will be recovered through future water service rates. Expenses of preferred stock issues without sinking fund provisions are amortized over 30 years from date of issue; expenses of issues with sinking fund provisions are charged to operations as shares are retired.
     Tank painting costs included in regulatory assets are generally being amortized on a straight-line basis over periods ranging from 4 to 20 years as permitted by the regulatory authorities.

OTHER CURRENT LIABILITIES
     Other current liabilities at December 31, 1993 and 1992 include payables to banks of $5,308,000 and $9,871,000, respectively, which represent checks issued but not presented to the banks for payment, net of the related bank balance.


       53     (Page 47 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES


REGULATORY AND OTHER LONG-TERM LIABILITIES
     In accordance with SFAS No. 109, the company has recorded a regulatory liability for the net reduction expected in future revenues as deferred taxes previously provided, attributable to the difference between the federal income tax rate under prior law and the current 35% rate, reverse over the average remaining service lives of the related assets.

ADVANCES AND CONTRIBUTIONS IN AID OF CONSTRUCTION
     Operating subsidiaries may receive advances and contributions to fund construction necessary to extend service to new areas. As determined by regulatory authorities, advances for construction are refundable for limited periods of time as new customers begin to receive service. Amounts which are no longer refundable are reclassified to contributions in aid of construction.
     Utility plant funded by advances and contributions is excluded from rate base and is generally not depreciated for rate making purposes. Advances and contributions received subsequent to 1986 must be included in taxable income and the related property is depreciable for tax purposes.

RECOGNITION OF REVENUES
     Water service revenues for financial reporting purposes include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the date of the latest meter reading to the end of the accounting period.

INCOME TAXES
     The company and its subsidiaries participate in a consolidated federal income tax return. For each company, federal income tax expense for financial reporting purposes is provided on a separate return basis, except that the federal income tax rate applicable to the consolidated group is applied to separate company taxable income and the benefit of net operating losses is recognized currently.
     Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes. Prior to 1993, deferred income taxes with respect to these differences were provided to the extent permitted by regulatory authorities in determining rates for water service.
     In 1993, deferred income taxes have been provided in accordance with SFAS No. 109 on the difference between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements based on the enacted tax rates to be in effect when such temporary differences are expected to reverse. The effects of adopting SFAS No. 109 are explained in more detail in Note 2.
     To the extent permitted by regulatory authorities, investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)
AFUDC is a non-cash credit to income with a corresponding increase in utility plant which represents the cost of borrowed funds and a return on equity funds devoted to plant under construction. The company's operating subsidiaries record AFUDC to the extent permitted by regulatory authorities.

NOTE 2

INCOME TAXES
     Effective January 1, 1993, the company adopted, on a prospective basis, SFAS No. 109. The Statement requires deferred income taxes to be provided on the difference between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, based on the enacted tax rates to be in effect when such temporary differences are expected to reverse. SFAS No. 109 requires regulated enterprises to provide deferred taxes on all temporary differences including those not previously recognized when the tax effects of the differences are, at the direction of regulatory authorities, flowed through to customers. Regulated enterprises are also required to recognize regulatory assets and liabilities for the effect on revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse.
     As a result of the adoption, the company recorded additional assets and liabilities of approximately $210,000,000 at January 1, 1993. The company's results of operations were not materially impacted by the adoption of SFAS No. 109.

       54     (Page 48 of 1993 Annual Report)

NOTES TO FINANCIAL STATEMENTS


     After adoption of SFAS No. 109, $230,000,000 of the company's net non-current deferred tax liability at January 1, 1993 was attributable to property, plant, and equipment basis differences, as well as differences in depreciation methods, $79,000,000 was attributable to income taxes recoverable through rates in the future and $(31,000,000) related to the net amount of all other types of temporary differences.
     The Revenue Reconciliation Act of 1993 increased the company's federal income tax rate, retroactive to January 1, 1993, from 34% to 35%. The increased tax rate also resulted in an increase in the company's net deferred income tax liability, as well as increases in tax related regulatory assets and liabilities which are recorded at revenue requirement levels in accordance with SFAS No. 109. Where recovery of the increase in deferred income taxes is expected from regulatory authorities, operating subsidiaries have recorded a regulatory asset. As a result, the company recorded additional assets and liabilities of approximately $5,500,000. During 1993, federal income tax expense was adjusted to reflect the 1% increase in the tax rate, resulting in a reduction in the company's results of operations for 1993 of approximately $1,200,000.
     As of December 31, 1993, the company and its subsidiaries had a net non-current deferred tax liability of $309,204,000. Non-current deferred tax liabilities of $496,758,000 were offset by non-current deferred tax assets of $187,554,000. No valuation allowances were required on deferred tax assets.
     At December 31, 1993, $257,000,000 of the company's net non-current deferred tax liability was attributed to property, plant, and equipment basis differences and depreciation methods, $84,000,000 was attributed to income taxes recoverable in future rates and $(32,000,000) related to the net of all other types of temporary differences.

     Components of consolidated income tax expense are as follows (in thousands):
                                    1993      1992     1991
- -----------------------------------------------------------
State income taxes:
Current                          $ 8,681   $ 5,575  $ 5,438
Deferred
   Current                           (57)               (15)
   Non-current                    (1,249)      671      676
- -----------------------------------------------------------
                                 $ 7,375   $ 6,246  $ 6,099
                                 ==========================
Federal income taxes:
Current                          $31,162   $19,111  $20,261
Deferred
   Current                           (92)      (67)     (90)
   Non-current                    10,640    13,526   13,183
   Amortization of deferred
      investment tax credits      (1,221)   (1,155)  (1,220)
- -----------------------------------------------------------
                                 $40,489   $31,415  $32,134
                                 ==========================

     Following is a reconciliation of federal income tax expense to income tax at the statutory rate (in thousands):

                                    1993      1992     1991
- -----------------------------------------------------------
Income before federal
   income tax                   $115,876   $99,575 $105,727
                                ===========================
Income tax at federal
   statutory rate -  35% in
   1993; 34% in 1992
   and 1991                     $ 40,557   $33,856 $ 35,947
Increases (decreases)
   resulting from -
      Flow through differences     1,494    (1,683)  (1,212)
      Investment tax credits      (1,221)   (1,155)  (1,220)
      Subsidiary preferred
         dividends                 1,486     1,533      967
      Other                       (1,827)   (1,136)  (2,348)
- -----------------------------------------------------------
Federal income tax expense      $ 40,489   $31,415 $ 32,134
                               ============================

NOTE 3

COMPENSATING BALANCES AND BANK DEBT
     The company and its subsidiaries maintain lines of credit with various banks. The total of the unused lines of credit at December 31, 1993 was $181,758,000. Borrowings under such lines of credit generally are payable on demand and bear interest at variable rates. None of the agreements with lending banks has compensating balance requirements.

       55     (Page 49 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES


     Short-term bank borrowing information is as follows (in
thousands):
                                    1993      1992      1991
- ------------------------------------------------------------
Maximum amount
   outstanding                  $220,150  $133,816  $193,201
Average amount
   outstanding                   171,340    84,210   103,206
Weighted average
   annual interest rate             3.82%     4.56%     7.04%
Interest rate
   at December 31                   3.71%     3.26%     4.68%


NOTE 4

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

PENSION BENEFITS
     The company and its subsidiaries have a noncontributory defined benefit pension plan covering substantially all employees. Benefits under the plan are based on the employee's years of service and average annual compensation in the last five years of employment.
     The following table provides pension cost components and the expected long-term rate of return on plan assets used in determining net pension cost (in thousands):

                                    1993      1992      1991
- ------------------------------------------------------------
Service cost-benefits
   earned during the year        $ 8,659   $ 9,071   $ 7,600
Interest cost on projected
   benefit obligation             21,989    21,455    19,556
Actual return on plan assets     (23,620)  (18,484)  (27,654)
Net amortization and deferral     (1,595)   (6,016)    4,182
- ------------------------------------------------------------
Net pension cost                 $ 5,433   $ 6,026   $ 3,684
                                 ===========================
Assumed asset
   earnings rate                    8.75%     8.75%     9.00%

     The company's policy is to fund pension costs accrued, subject to the statutory minimum and maximum limits. Due to the funded status of the plan there were no contributions made in 1993, 1992 or 1991. Pension plan assets are invested in a guaranteed interest contract with a major insurance company, United States government securities, equity mutual funds and publicly traded bonds. The following table reconciles plan assets and liabilities to the funded status of the plan at December 31 (in thousands):

                                              1993      1992
- ------------------------------------------------------------
Plan assets at fair value                 $283,772  $268,456
                                          ==================
Actuarial present value of benefit
  obligations:
   Vested benefits                        $252,289  $201,129
   Non-vested benefits                       6,259     5,544
- ------------------------------------------------------------
   Accumulated benefit obligation          258,548   206,673
   Effect of projected future salary
     increases                              73,427    65,327
- ------------------------------------------------------------
   Total projected benefit
     obligation                           $331,975  $272,000
                                          ==================
Projected benefit obligation in
   excess of plan assets                  $(48,203) $ (3,544)
Unrecognized net transition
     asset                                 (21,173)  (23,526)
Unrecognized prior service cost              1,653     1,782
Unrecognized net loss                       49,696    13,346
- ------------------------------------------------------------
Accrued pension cost                      $(18,027) $(11,942)
                                          ==================
Discount rate assumption                      7.25%     8.00%
Compensation growth rate assumption           5.00%     5.75%

     The company also has two unfunded supplemental non-qualified pension plans that provide additional retirement benefits to certain employees of the company and its subsidiaries. Pension costs for the supplemental plans were $1,066,000 for 1993, $1,017,000 for 1992 and $825,000 for 1991. At December 31, 1993,
the projected benefit obligation for these plans totaled $9,405,000. $5,876,000 is accrued as a pension liability on the balance sheet representing $4,393,000 of accrued pension cost and an unfunded accumulated benefit obligation in excess of accrued pension cost of $1,483,000.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
     The company and its subsidiaries provide certain life insurance benefits for retired employees and certain health care benefits for retired employees and their dependents. Substantially all employees may become eligible for those benefits if they reach retirement age while still working for the company. The program provides for monthly contributions from post-1990 retirees and their dependents under age 65 that elect a basic/major medical plan that covers hospital and surgical expenses at 100%. A comprehensive medical plan, with certain limitations on benefits, that does not require contributions from retirees is also available. Both plans contain cost-sharing features such as deductibles and coinsurance, and require

       56     (Page 50 of 1993 Annual Report)

NOTES TO FINANCIAL STATEMENTS


additional monthly contributions from retirees that took early retirement after July 31, 1993.
     In the first quarter of 1993, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Statement requires the company to accrue the expected cost of providing postretirement health care and life insurance benefits as employees render the services necessary to earn the benefits, in a manner similar to that used to account for pensions. The effect of adopting the new accounting method increased postretirement benefit costs in 1993 by $16,459,000, of which $6,649,000 was deferred because future recovery in rates is probable and $1,031,000 was capitalized to utility plant.
     The company's operating subsidiaries have been pursuing recovery in rates for service of the additional costs resulting from this change in accounting. During 1993, fifteen decisions reached by regulatory authorities on this matter have permitted such recovery. Three regulatory authorities have denied recovery in current rates, but will continue to allow recovery when the benefits are paid in the future. The outcome of this issue in the rate making process in two states served by the operating subsidiaries is presently uncertain. Where recovery is uncertain or has been initially denied, operating subsidiaries will continue to pursue recovery in rates of the increased costs. The operating subsidiaries recovered approximately $5,178,000 of these increased costs in rates during 1993. This change in accounting decreased net income for 1993 by $2,207,000, or $.07 per share, after giving effect to the additional amounts recovered in rates.
     Prior to 1993, the company recognized the cost of providing postretirement benefits by expensing annual insurance premiums as incurred. Such premiums approximated $4,600,000 in 1992 and $3,700,000 in 1991.
     The following table provides postretirement benefit cost components for 1993 (in thousands):

- ------------------------------------------------------------
Service cost - benefits earned during the year       $ 5,153
Interest cost on accumulated postretirement
   benefit obligation                                 10,100
Amortization of transition obligation                  6,173
- ------------------------------------------------------------
Net postretirement benefit cost                      $21,426
                                                     =======

     The transition obligation of $122,115,000 at January 1, 1993 is being amortized over twenty years.

     The company began making contributions to trust funds established for its postretirement benefit plans in the second half of 1993, when $8,235,000 was contributed. In subsequent years, the company intends to fund postretirement benefit costs accrued. Plan assets are currently invested in money market funds and may be invested in United States government securities, equity mutual funds and publicly traded bonds. The following table reconciles the funded status of the plans with the liability included in the consolidated balance sheet at December 31, 1993 (in thousands):

- ------------------------------------------------------------
Plan assets at fair value                         $    8,288
                                                  ==========
Actuarial present value of postretirement
   benefit obligations:
      Retirees and dependents                     $   48,731
      Fully eligible active plan participants          4,326
      Other active plan participants                  86,662
- ------------------------------------------------------------
Total accumulated postretirement
   benefit obligation                             $  139,719
                                                  ==========
Accumulated postretirement benefit
   obligation in excess of plan assets            $ (131,431)
Unrecognized transition obligation                   116,009
Unrecognized prior service costs                       3,751
Unrecognized loss                                      2,571
- ------------------------------------------------------------
Accrued postretirement benefit cost               $   (9,100)
                                                  ==========

     The health care cost trend rate, used to calculate the company's cost for postretirement health care benefits, is a 12% annual increase in 1994 and is assumed to decrease gradually to a 5.5% annual increase for 2004 and remain at that level thereafter. The assumed long-term rate of annual compensation increase used for life insurance benefits was an age-related scale, averaging 5%. The discount rate used was 7.25%. The assumed weighted average rate of return on plan assets was 7.7%. A one-percentage-point increase in the health care cost trend rate would have increased the accumulated postretirement benefit obligation by $19,800,000 at January 1, 1994, and the aggregate of the service and interest cost components of postretirement benefit costs for 1993 by $2,500,000.

POSTEMPLOYMENT BENEFITS
     In November 1992, Statement of Financial Accounting
Standards No. 112, "Employers' Accounting for Postemployment
Benefits,'' was issued by the FASB. The company plans to adopt the Statement in the first quarter

       57     (Page 51 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES


of 1994. The Statement will require the company to accrue the cost of providing benefits to former and inactive employees after employment, but before retirement. The company does not expect adoption of the Statement to have a material impact on its results of operations.


NOTE 5

LEASES
     The company has entered into operating leases involving certain facilities and equipment. Rental expenses under operating leases were $8,706,000 for 1993, $7,954,000 for 1992 and
$7,278,000 for 1991. Capital leases currently in effect are not significant.
     At December 31, 1993, the minimum annual future rental commitment under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows (in thousands):
- ----------------------------------------
     1994                        $ 4,278
     1995                          3,235
     1996                          2,115
     1997                          1,711
     1998                          1,262
     Later years                   5,320
- ----------------------------------------
                                 $17,921
                                 =======

NOTE 6

COMMON STOCKHOLDERS' EQUITY

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
     The company's dividend reinvestment plan was amended on July 1, 1993, to provide for optional cash purchases of newly-issued common stock of the company and is hereinafter referred to as the Dividend Reinvestment and Stock Purchase Plan. In addition to permitting record holders of common stock to have all or part of their dividends automatically reinvested in additional shares of common stock, the amended plan permits stockholders and customers of the company's operating subsidiaries to purchase up to $5,000 of common stock each month directly from the company. The additional shares are offered at a 5% discount from the prevailing market price.
     Dividends paid on common stock of $2,102,000 in 1993, $3,028,000 in 1992 and $1,453,000 in 1991 were used by stockholders to purchase 78,932 shares in 1993, 137,635 shares in 1992 and 72,639 shares in 1991 of newly-issued common stock through the plan. In 1993, $626,000 was received in connection with optional cash purchases of 21,599 shares of newly-issued common stock. Costs associated with the plan of $299,000 in 1993 were charged to paid-in capital.

EMPLOYEES' STOCK OWNERSHIP PLAN
     The company and its subsidiaries have an Employees' Stock Ownership Plan which provides for beneficial ownership of company common stock by all employees who are not included in a bargaining unit and have more than one year of service. The company will make a basic annual contribution to the plan equal to 1/2% of each participating employee's compensation for the preceding year. Each participant can elect to contribute an amount that does not exceed 2% of the participant's compensation for the preceding year. The company will make matching contributions in an amount equal to 100% of each participant's contribution.
     The company expensed contributions of $1,350,000 for 1993, $1,316,000 for 1992 and $1,165,000 for 1991 that it made to the plan.
     The trustee of the plan may purchase shares of the company's common stock from the company, on the open market, or from a qualified stockholder. The company issued 86,966 shares in 1993, 103,612 shares in 1992 and 103,254 shares in 1991 of newly issued common stock with a value of $2,367,000, $2,297,000 and $2,022,000, respectively, to the plan.

SAVINGS PLAN FOR EMPLOYEES
     The company and its subsidiaries implemented a 401(k) Savings Plan for Employees on August 1, 1993 for all employees who have more than six months of service. Each employee can elect to contribute up to 6% of their compensation to the plan. Employee contributions are invested at the direction of the employee in one or more funds including a fund consisting entirely of common stock of the company. The company will make matching contributions in an amount equal to 30% of the first 2% of each employee's compensation contributed to any fund, increasing to 40% of the first 3% of each employee's compensation contributed beginning August 1, 1994. All of the company's matching contributions are invested in the fund of company common stock. The trustee of the plan may purchase shares of the company's common stock from the company at the prevailing market price, on the open market, or from a qualified stockholder.

       58     (Page 52 of 1993 Annual Report)

NOTES TO FINANCIAL STATEMENTS


     During 1993, employees contributed $416,000 to the fund of company common stock, resulting in the issuance of 13,608 shares. The company expensed matching contributions to the plan totaling $231,000 for 1993, which were used by the trustee to purchase 7,555 shares of newly issued common stock from the company at the prevailing market price.

STOCKHOLDER RIGHTS PLAN
     Each share of the company's common stock has one Flip-Over Right and one Flip-In Right attached. The Rights will not be exercisable until a person or group (an "Acquiring Person") acquires or announces an offer for 25% or more of the company's common stock. The Rights will then entitle the holder to buy from the company one-half share of the company's common stock for $40.
     Thereafter, if the company is acquired in a merger or business combination in which the company does not survive or, if 50% or more of the company's assets or earning power are sold or transferred, each Flip-Over Right will become the right to buy, at twice its then current exercise price, that number of shares of the acquiring person's common stock which at that time have a market value of four times the then current exercise price of the Flip-Over Right. If an Acquiring Person (i) acquires beneficial ownership of 35% or more of the company's common stock, (ii) acquires the company in a merger or business combination transaction in which the company survives and its stock is not changed or (iii) engages in certain self-dealing transactions, each Flip-In Right not owned by the acquiror will become the right to buy, at twice its then current exercise price, that number of shares of the company's common stock which at that time has a market value of four times the then current price of the Flip-In Right.
     The Rights are redeemable, in whole but not in part, by the company at a price of $.0005 per Right under certain circumstances. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings per share of the company.

NOTE 7

COMMITMENTS AND CONTINGENCIES
     Construction programs of subsidiaries for 1994 are estimated to cost approximately $258,000,000. Commitments have been made in connection with certain construction programs.
     In 1988, a subsidiary filed suit against the Grafton Water District in Massachusetts to recover the fair market value of water utility assets taken by eminent domain. The District initially paid $1,099,000 for the system that had served 2,300 customers. In 1990, a jury ruled that the District should pay an additional $4,501,000 plus interest for the property. After the jury verdict, the District appealed the decision and also caused legislation to be enacted by the Commonwealth of Massachusetts that purports to relieve the District from paying the judgement. The subsidiary has filed suit to appeal the constitutionality of the enacted legislation. Because of the uncertainty surrounding this award, no recognition has been given to it in the accompanying financial statements.
     The company is routinely involved in condemnation proceedings and legal actions relating to several operating subsidiaries. In the opinion of management, none of these matters will have a material adverse effect, if any, on the financial position or results of operations of the company.


NOTE 8

FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used by the company in estimating its fair value disclosures for financial instruments:
     Current assets and current liabilities: The carrying amount reported in the balance sheet for current assets and current liabilities, including bank debt, approximates their fair values.

       59     (Page 53 of 1993 Annual Report)

AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES


     Preferred stocks with mandatory redemption requirements and long-term debt: The fair values of the company's preferred stocks with mandatory redemption requirements and long-term debt are estimated using discounted cash flow analyses based on the company's current incremental financing rates for similar types of securities.
     The carrying amounts and fair values of the company's financial instruments at December 31, 1993 and 1992 are as follows (in thousands):
                                          Carrying
1993                                       Amount   Fair Value
- --------------------------------------------------------------
Preferred stocks with mandatory
   redemption requirements              $   86,515  $   96,052
Long-term debt                           1,190,508   1,343,129

                                          Carrying
1992                                       Amount   Fair Value
- --------------------------------------------------------------
Preferred stocks with mandatory
   redemption requirements              $   91,375  $   97,733
Long-term debt                           1,034,001   1,115,601


NOTE 9

ACQUISITION
     On August 31, 1993, American Water Works Company, Inc. and its subsidiaries in Indiana, Missouri, and Ohio acquired the midwestern water utilities of Avatar Holdings, Inc. A total of $62,000,000 was paid for the common stock of ICWC Holdings, Inc. and its subsidiary Indiana Cities Water Corporation, Missouri Cities Water Company, Ohio Suburban Water Company and Northern Michigan Water Company.
     The acquisitions were accounted for using the purchase method and resulted in the recording of a utility plant acquisition adjustment in the amount of $38,000,000 and a deferred tax liability on this temporary difference of $10,800,000. The company's results of operations for the year ended December 31, 1993 included four months of results from the acquired companies' operations.

NOTE 10

QUARTERLY FINANCIAL DATA (UNAUDITED)
Summarized quarterly financial data for 1993 and 1992 (in thousands, except per share amounts) are as follows:

- ---------------------------------------------------------------------------
                              First    Second     Third   Fourth
1993                        Quarter   Quarter   Quarter   Quarter     Total
- ---------------------------------------------------------------------------
Operating revenues         $155,472  $179,935  $200,154  $181,976  $717,537
Operating income             35,281    45,532    52,402    39,252   172,467
Net income                   10,161    21,857    28,651    14,718    75,387
Net income to common stock    9,159    20,855    27,655    13,722    71,391
Net income per common share    $.30      $.67      $.88      $.44     $2.29
- ---------------------------------------------------------------------------
                              First    Second     Third   Fourth
1992                        Quarter   Quarter   Quarter   Quarter     Total
- ---------------------------------------------------------------------------
Operating revenues         $152,258  $168,180  $176,284  $160,638  $657,360
Operating income             36,332    44,418    46,839    36,904   164,493
Net income                   12,114    20,250    23,158    12,638    68,160
Net income to common stock   11,106    19,243    22,156    11,636    64,141
Net income per common share    $.36      $.62      $.72      $.37     $2.07


       60     (Inside Back Cover of 1993 Annual Report)

SECURITIES INFORMATION


DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
     Dividends paid by American Water Works Company, Inc. to common stockholders can be reinvested in accordance with the company's Dividend Reinvestment and Stock Purchase Plan. The plan permits record holders of the common stock to have all or part of their dividends automatically reinvested in additional shares of common stock. It also permits direct investment by stockholders and operating subsidiary customers of from $100 to $5,000 per month in common stock. The additional shares are offered at a 5% discount. Stockholders seeking additional information on the plan or an application for participation may write to The First National Bank of Boston at Mail Stop 45-02-09, Boston, MA 02102-0644 or call the bank at (617) 575-2900 or
(800) 442-2001.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT FOR COMMON, PREFERRED AND PREFERENCE STOCKS:
     The First National Bank of Boston
     Mail Stop 45-02-09
     Boston, MA 02102-0644
     (617) 575-2900
     (800) 442-2001

Inquiries relating to your stock ownership and dividend payments should be directed to The First National Bank of Boston as indicated above.

Transfer requests sent by mail should be directed with appropriate instructions to the above-referenced address.

TRANSFER AGENT'S NEW YORK DROP:
     BancBoston Trust Company of New York
     55 Broadway
     Third Floor
     New York, NY 10006

INVESTOR RELATIONS
     Contact: J. James Barr
     Vice President, Treasurer and Chief Financial Officer
     P.O. Box 1770
     1025 Laurel Oak Road
     Voorhees, NJ 08043
     (609) 346-8200

STOCKHOLDER RELATIONS
     Contact: W. Timothy Pohl
     General Counsel and Secretary
     P.O. Box 1770
     1025 Laurel Oak Road
     Voorhees, NJ 08043
     (609) 346-8200


RANGE OF MARKET PRICES
AWK is the trading symbol of American Water Works Company, Inc. on the New York Stock Exchange on which the Common Stock, 5% Preferred Stock and 5% Preference Stock of the company are traded.

                              Common Stock         5% Preferred Stock          5% Preference Stock
- --------------------------------------------------------------------------------------------------
Newspaper Listing                AmWtr                 A Wat pr                     A Wat pf
- --------------------------------------------------------------------------------------------------
1993                       High        Low           High         Low            High        Low
- --------------------------------------------------------------------------------------------------
1st quarter              $27 5/8    $24 7/8          $20        $18 3/4          $20      $18 5/8
2nd quarter               28         24 5/8           19 5/8     18 1/2           19 5/8   18 1/2
3rd quarter               32 1/4     27               21         19               22 1/2   19 1/8
4th quarter               31 5/8     29               22 1/2     20 1/4           23       21 1/4

Quarterly dividend
  paid per share              25 cents                 31 1/4 cents             31 1/4 cents
Number of stockholders
   at December 31, 1993        9,571                       318                        1,069

- --------------------------------------------------------------------------------------------------
1992
- --------------------------------------------------------------------------------------------------
1st quarter              $28 1/2    $21 7/8          $18 1/2    $17 1/2          $19      $17 1/8
2nd quarter               23         20 5/8           18         16 1/2           17 7/8   16 3/4
3rd quarter               26 1/4     21 3/4           20         17 5/8           19 3/4   17
4th quarter               27 3/8     24 1/8           19 1/2     17 1/4           20       18 3/8

Quarterly dividend
  paid per share             23 1/8 cents                31 1/4 cents               31 1/4 cents
- --------------------------------------------------------------------------------------------------

Each of the stocks except the 5% preference stock has voting rights.