Form 10-K405, Exhibit 13
period 1994-12-31
AMERICAN WATER WORKS CO INC
filed 1995-03-28
CIK 318819

       59  (Page 22 of the 1994 Annual Report)                   EXHIBIT 13

               American Water Works Company, Inc., and Subsidiary Companies

CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in thousands, except per share amounts)

For the years ended
December 31,                                      1994        1993        1992        1991        1990
======================================================================================================
Revenues
 Water service
  Residential                               $  431,225  $  399,916  $  360,800  $  347,241  $  310,060
  Commercial                                   169,532     159,335     147,983     143,528     129,976
  Industrial                                    53,049      50,490      47,492      47,071      44,464
  Public and other                              90,436      84,861      79,196      76,899      69,006
 Other water revenues                            6,502       5,579       5,372       4,899       3,925
- ------------------------------------------------------------------------------------------------------
                                               750,744     700,181     640,843     619,638     557,431
 Wastewater service                             13,933      12,143      11,391      10,427      10,157
 Authority management fees                       5,564       5,213       5,126       5,914       5,350
- ------------------------------------------------------------------------------------------------------
                                            $  770,241  $  717,537  $  657,360  $  635,979  $  572,938
                                            ==========================================================
Water sales (million gallons)
  Residential                                  113,950     104,721      97,992      99,855      98,069
  Commercial                                    60,901      57,880      55,587      57,144      56,442
  Industrial                                    34,735      33,040      32,681      33,702      34,804
  Public and other                              26,953      25,172      24,349      25,172      23,539
- ------------------------------------------------------------------------------------------------------
                                               236,539     220,813     210,609     215,873     212,854
                                            ==========================================================
Net income                                  $   78,652  $   75,387  $   68,160  $   73,593  $   57,088
Earnings per common share on average
 shares outstanding                         $     2.34  $     2.29  $     2.07  $     2.27  $     1.85
Common dividends paid per share             $     1.08  $     1.00  $    0.925  $     0.86  $     0.80

AT YEAR-END
Customers (thousands)                            1,706       1,685       1,548       1,529       1,514
Total assets                                $3,206,654  $2,994,011  $2,415,805  $2,240,503  $2,092,596
Preferred stocks with mandatory
 redemption requirements
  American Water Works Company, Inc.        $   40,000  $   40,000  $   40,480  $   40,960  $    1,690
  Subsidiaries                                  43,737      46,515      50,895      47,107      27,664
Long-term debt
  American Water Works Company, Inc.        $  131,000  $  131,000  $   73,200  $   73,200  $   74,400
  Subsidiaries                               1,177,043   1,056,404     870,940     874,804     725,291
Market price of common stock at year-end    $    27.00  $    30.00  $    27.38  $    26.50  $    16.00

       60  (Page 23 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

MANAGEMENT'S DISCUSSION AND ANALYSIS


DESCRIPTION OF THE BUSINESS

THE COMPANY
The principal business of American Water Works Company is the ownership of common stock of companies providing water supply service.

THE SERVICE COMPANY
The American Water Works Service Company, a subsidiary, provides professional and staff services as required to affiliated companies. These services include accounting, engineering, operations, finance, water quality, information systems, personnel administration and training, purchasing, insurance, safety, and community relations. This arrangement, which provides services at cost, affords affiliated companies support otherwise unavailable economically or on a timely basis. The regulated companies with less than 100,000 customers have a greater need to utilize these services than do larger companies.

THE REGULATED COMPANIES
The 23 regulated subsidiary companies provide water service to approximately six million people in 734 communities in 21 states.

    As public utilities, the regulated companies function under rules and regulations prescribed by state regulatory commissions. Further, each company is subject to the rules of both federal and state environmental protection agencies, particularly with respect to the quality of the water they distribute.

AMERICAN COMMONWEALTH MANAGEMENT SERVICES COMPANY
American Commonwealth Management Services Company provides management and operating services, at a profit, to non-affiliated water and wastewater systems. These services are provided under contract to various authorities, utilities and businesses in Pennsylvania, Massachusetts, Delaware and Florida.

    This subsidiary also owns a carbon regeneration facility. These capabilities are being marketed to affiliated and non-affiliated water utilities throughout the country. Carbon is widely used for water filtration.

    AmericanAnglian Environmental Technologies, a joint venture of American Commonwealth Management Services Company and Anglian Water Plc, a British water and wastewater utility, provides both technical expertise and financing to help communities throughout the United
States upgrade their wastewater treatment systems.

OTHER NON-REGULATED COMPANIES
Greenwich Water System and American Commonwealth Company are non-regulated subholding companies. Occoquan Land Corporation owns land, buildings and equipment, most of which are leased to affiliated companies.

THE PHILOSOPHY OF AMERICAN WATER WORKS COMPANY

American Water Works Company is dedicated to providing the best water service at the lowest cost consistent with adequate compensation for investors and reasonable wages and benefits for its personnel.

    We believe there is an unalterable link between quality service, responsive regulation and financial success.

    Three basic principles are observed under this management philosophy:

    1. The preservation and efficient utilization of capital assets are assured by a management approach that draws upon prudent planning, builds consensus and acts decisively on a timely basis.

    2. A regulated subsidiary must exhibit the ability to attract the capital it requires as a prerequisite to the initiation of construction of facilities needed to meet water service demands.

    3. The ability to raise needed capital is dependent upon consistently achieving adequate earnings. This dictates a diligent pursuit of regulatory decisions acknowledging this principle.

    In accordance with this philosophy, the company seeks to enhance the value of its shareholders' investment through consistent earnings growth generated by earnings reinvestment.

    The market value of the company's common stock is subject to the volatility always present in the stock market, as well as to the vagaries of the national economy. The true worth of this stock should be measured by the intrinsic value of the assets of American Water Works and the quality of the organization put in place by the management team. These assets are used to provide a service which is essential for living. There is no substitute for water.

       61  (Page 24 of the 1994 Annual Report)

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE INVESTMENT STRATEGY OF AMERICAN
WATER WORKS COMPANY

The business of the company is the investment in common stock of water utilities.

    The purpose of this business is to protect and enhance the value of our shareholders' investment through growth in earnings and dividends per share.

    We seek to accomplish this purpose without diluting earnings to existing shareholders.

    Viewed over the long term, we believe this strategy maximizes the total return to our shareholders.

    The value of investment in the company increases due to earnings growth. Earnings growth results from increased investment by the company in its subsidiaries funded by the sale of securities and reinvestment of income.

    The following chart reflects the results of this investment strategy:

                  COMPOUND ANNUAL GROWTH RATES 1989-1994

                        [ID: GRAPHIC -- BAR CHART]

   9.4%                7.9%         8.4%          7.9%          7.0%
Investment          Operating     Earnings     Dividends     Book value
in subsidiaries     revenue       per share    per share     per share

    The company's investment in its subsidiaries has increased from $573,038,000 at year-end 1989 to $898,219,000 at year-end 1994. The top schedule on page 25 shows how this has been accomplished. This analysis illustrates that the growth in the company's investment in its subsidiaries has been accomplished by subsidiary earnings retention, the investment of a portion of the dividends received by the company from subsidiaries, the sale of securities and bank loans.

    Earnings to common shareholders have risen from $47,591,000 in 1989 to $74,668,000 in 1994.

    Income to common shareholders of the company is influenced by three factors:

    1. The amount of investment by the company

    2. The rate of return on that investment

    3. The costs to operate the company

    The bottom schedule on page 25 demonstrates the source of change since 1989 in income to common stock.

    This analysis shows that the growth in earnings over this period is the direct result of new investment in subsidiaries. Fluctuations in the rate of return are the result of the influence of weather conditions on sales volume and the response of utility regulation to the economic climate. The cost to operate the company has increased $8,503,000 over this five-year period.

SYSTEM GROWTH AND DEVELOPMENT

CAPITAL SPENDING PROGRAM
The investment in new facilities in 1994 totaled $265,739,000, which was 38% above 1993 construction expenditures of $193,116,000. Construction activity planned for 1995 totals $314,000,000.

    Expenditures recorded in any given year are influenced by many factors, including the economy, regulation, material delivery and weather conditions. It is anticipated that approximately $1,500,000,000 will be invested in new facilities between now and 1999. These expenditures will support ongoing programs to comply with regulations promulgated to ensure water quality and protect the environment; to keep pace with the development of our service territories; and to replace plant as necessary. We expect the investment in this construction program to be recognized in regulatory decisions.

       62  (Page 25 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

ANALYSIS OF GROWTH IN INVESTMENT IN SUBSIDIARIES
(000)                                                    1994       1993       1992       1991       1990
=========================================================================================================
Investment in subsidiaries at December 31            $898,219   $810,372   $749,513   $693,312   $636,622
Investment in subsidiaries at January 1               810,372    749,513    693,312    636,622    573,038
- ---------------------------------------------------------------------------------------------------------
Change during the year                               $ 87,847   $ 60,859   $ 56,201   $ 56,690   $ 63,584
                                                     ====================================================
Sources of additional investment
 Undistributed earnings of subsidiaries              $ 24,532   $ 18,984   $ 19,401   $ 15,690   $ 24,076
 Investment by the company in
  subsidiary securities                                63,315     41,875     36,800     41,000     39,508
- ---------------------------------------------------------------------------------------------------------
Change during the year                               $ 87,847   $ 60,859   $ 56,201   $ 56,690   $ 63,584
                                                     ====================================================
Net income of subsidiaries                           $ 89,449   $ 84,248   $ 75,260   $ 80,692   $ 64,408
Return on January 1 investment in subsidiaries          11.0%      11.2%      10.9%      12.7%      11.2%
Subsidiaries' common stock dividend payout ratio          73%        77%        74%        81%        63%
- ---------------------------------------------------------------------------------------------------------
Dividends to the company from subsidiaries           $ 64,917   $ 65,264   $ 55,859   $ 65,002   $ 40,332
- ---------------------------------------------------------------------------------------------------------
Company's use of cash
 Mandatory redemption of securities                        --        480      1,680     16,930      2,680
 Preferred dividends                                    3,984      3,996      4,019      3,420        690
 Other cash requirements                               10,744      7,556      6,630      8,471      7,306
- ---------------------------------------------------------------------------------------------------------
                                                       14,728     12,032     12,329     28,821     10,676
- ---------------------------------------------------------------------------------------------------------
Available for common dividends                         50,189     53,232     43,530     36,181     29,656
Common dividends declared                              34,386     31,130     28,609     26,423     24,421
Cash payout ratio                                         69%        58%        66%        73%        82%
Available after dividends                              15,803     22,102     14,921      9,758      5,235
Cash at January 1                                      23,302         78         15         23      6,993
- ---------------------------------------------------------------------------------------------------------
                                                       39,105     22,180     14,936      9,781     12,228
Investment in securities of subsidiaries              (63,315)   (41,875)   (36,800)   (41,000)   (39,508)
Notes and advances to subsidiaries                      4,510      1,010      5,210      1,015     (3,190)
- ---------------------------------------------------------------------------------------------------------
                                                      (19,700)   (18,685)   (16,654)   (30,204)   (30,470)
- ---------------------------------------------------------------------------------------------------------
Net bank borrowings                                        --    (21,255)    11,425    (13,255)    23,085
Proceeds from long-term debt                               --     81,000         --         --      5,000
Proceeds from preferred stock                              --         --         --     40,000         --
Proceeds from common stock                             37,347      5,442      5,307      3,474      2,408
Early redemption of securities                             --    (23,200)        --         --         --
- ---------------------------------------------------------------------------------------------------------
                                                       37,347     41,987     16,732     30,219     30,493
- ---------------------------------------------------------------------------------------------------------
Cash at December 31                                  $ 17,647   $ 23,302   $     78   $     15   $     23
                                                     ====================================================

ANALYSIS OF CHANGE IN INCOME
(000)                                                    1994       1993       1992       1991       1990
- ---------------------------------------------------------------------------------------------------------
Net income to common stock-current year              $ 74,668   $ 71,391   $ 64,141   $ 69,890   $ 56,398
Net income to common stock-prior year                  71,391     64,141     69,890     56,398     47,591
- ---------------------------------------------------------------------------------------------------------
Change in income                                        3,277      7,250     (5,749)    13,492      8,807
Change in company operating cost                        1,924      1,738        317      2,792      1,732
- ---------------------------------------------------------------------------------------------------------
Change in investment income                          $  5,201   $  8,988   $ (5,432)  $ 16,284   $ 10,539
                                                     ====================================================
Sources of change in investment income
 Additional investment in subsidiaries               $  6,718   $  6,317   $  6,154   $  8,059   $  6,614
 Change in rate of return on investment                (1,517)     2,671    (11,586)     8,225      3,925
- ---------------------------------------------------------------------------------------------------------
Total change in investment income                    $  5,201   $  8,988   $ (5,432)  $ 16,284   $ 10,539
                                                     ====================================================

       63  (Page 26 of the 1994 Annual Report)

MANAGEMENT'S DISCUSSION AND ANALYSIS

    Investment in new transmission and distribution facilities accounted for 41% of the 1994 expenditures. Significant projects included construction of sections of 20-inch through 54-inch transmission mains for the Tri-County Water Supply Project which will provide a regional supply for southern New Jersey in 1996. Kentucky-American Water Company installed approximately 10 miles of 24-inch pipe to serve developing areas. Pennsylvania-American Water Company completed the installation of approximately 4 miles of 16-inch main to connect its Hershey service area to the recently acquired Skyline Water Company. Similarly, Illinois-American Water Company completed the installation of 10 miles of 16-inch main to service the community of Waterloo. Also, construction of several additional distribution storage facilities was completed during the year.

    Investment in water production, treatment and pumping facilities accounted for 31% of 1994 construction expenditures. During 1994, significant water production facility improvements were completed in Kane, Frackville, Indiana, and Pittsburgh, Pennsylvania; Haddon Heights and Short Hills, New Jersey; East St. Louis and Pekin, Illinois; Tiffin, Ohio; Seymour, Indiana; and Charleston, West Virginia. An innovative treatment plant, which uses ozone to treat a ground water supply, was constructed by California-American Water Company in its Monterey service area.
Significant renovations were also made to the filter plants in St. Joseph, Missouri and Alton, Illinois in response to the damage caused by flooding during the summer of 1993. Work continues on the 30 million gallons-per-day treatment plant on the Delaware River by New Jersey-American Water Company as part of the Tri-County Water Supply Project that will supplement community water supplies in three counties.

    Expenditures for customer service lines, meters and fire hydrants accounted for 15% of 1994 construction expenditures. These expenditures reflect ongoing programs to ensure meter accuracy, install and replace fire hydrants, and provide service to new customers.

    Additional water supply projects in 1994 included the construction of new and replacement wells by New Jersey-American and California-American. New Jersey-American also converted an existing well to aquifer storage and recovery, an innovative technique used to store finished water in an aquifer for future withdrawal. Investigations to supplement or replace existing supplies are ongoing in Alton and Peoria, Illinois; St. Joseph, Missouri; Tiffin, Ohio; Hampton, New Hampshire; and southern Indiana. During 1994, the use of regional supply resources supplemented the supply available to both Connecticut-American Water Company and California-American. Source of supply projects accounted for approximately 4% of the 1994 construction expenditures.

    Engineering analysis remained focused on the importance of having adequate source of supply and production facilities in every service area. This goal has been achieved at most systems and was aggressively addressed at the locations where challenges still remain due to projected growth or existing source limitations. Detailed source of supply and production planning was undertaken in Greenwich, Connecticut; Salisbury, Massachusetts; and Hopewell and Dale City, Virginia.

    In addition, the company's comprehensive planning program proceeded, with reports completed for New Jersey-American's Burlington, Camden, Ocean, Middlesex and Monmouth counties water service areas and Ocean City and Lakewood wastewater systems. Comprehensive Planning Studies were also completed for the New Mexico-American and Missouri-American water companies.

CONSTRUCTION EXPENDITURES BY CATEGORY
(000)                                      1994      1993      1992      1991      1990
=======================================================================================
Water plant
  Sources of supply                    $ 11,511  $  8,054  $  9,110  $ 10,498  $  8,882
  Treatment and pumping                  82,700    51,332    53,303    53,361    66,902
  Transmission and distribution         108,929    77,998    80,357    63,232    66,752
  Services, meters and fire hydrants     40,506    34,401    33,989    31,000    31,321
  General structures and equipment       20,703    19,585    17,935    23,698    23,479
Wastewater plant                          1,390     1,746     2,885     1,198     1,952
- ---------------------------------------------------------------------------------------
                                       $265,739  $193,116  $197,579  $182,987  $199,288
                                       ================================================

       64  (Page 27 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

ACQUISITIONS OF WATER SYSTEMS
In addition to the investment of capital in facilities which are absolutely essential to safe and reliable water service, we continue to search for opportunities to acquire water systems that represent the prospect for enhanced shareholder value. In that regard, California-American Water Company has proposed to acquire for $300,000,000 the water and wastewater systems of the Santa Margarita Water District in Orange County, California. Santa Margarita is a public water district that serves a population of 80,000 with the potential for expansion to 180,000 people. California-American has proposed to defease the district's outstanding debt, acquire the assets of the district and assume its service obligations.

    The proposed acquisition requires action by two government commissions. The Orange County Local Agency Formation Commission must decide if the district will be dissolved and its assets sold to California-American. The California Public Utilities Commission will decide whether to authorize the company to provide services to the district's customers and the rates charged. If approved after public hearings, California-American expects to complete the acquisition in 1995.

    New Jersey-American Water Company acquired three water supply systems in 1994 for $4,932,000. In June, nearly 9,000 people who formerly received water from the Borough of Highlands Water Department began to receive service from the company. In September, the company acquired the Brookside Water Company in Oxford Township of Warren County serving 300 people. In October, the company took over the Brookside portion of the Southeast Morris County Municipal Utilities Authority in Mendham Township serving 800 people.

    In 1994, Pennsylvania-American Water Company paid $560,000 for two water systems. The Municipal Authority of Gregg Township which serves 300 people was acquired in May. In August, the Paris-Florence Water Association, serving 2,300 people in northwestern Washington County, was purchased.

    California-American Water Company purchased the Carmel Valley Mutual Water Company situated in the "Hidden Hills" area in 1994. Serving a population of 1,100, it was acquired for $519,000.

    During 1994, the integration of utilities acquired in 1993 in Indiana, Missouri, Ohio and Michigan was completed, resulting in more efficient and productive water service. A total of $62,000,000 was paid for the common stock of these Midwestern utilities that serve a population of approximately 355,000 in 17 communities. The acquired utilities in Indiana and Missouri were merged with American Water's existing subsidiaries in those states effective January 1, 1995. The community served by the acquired utility in Ohio is pursuing acquisition of those facilities that serve a population of approximately 40,000.

RESULTS OF OPERATIONS

American Water's experience in assessing the impact of inflation on its business indicates that with timely rate increases authorized by regulators, water revenue can be made to keep pace with inflation. Inflation did not significantly impact the company's financial position or results of operations in 1992 through 1994, and it is not expected to materially affect 1995 results.

    The company's results of operations for the year ended December 31, 1994 included a full year of results from the four acquired Midwestern companies' operations, compared to the 1993 results of operations which reflected four months of those companies' results.

OPERATING REVENUES
(000)                            1994         1993         1992
===============================================================
Water service                $750,744     $700,181     $640,843
Wastewater service             13,933       12,143       11,391
Authority management fees       5,564        5,213        5,126
- ---------------------------------------------------------------
                             $770,241     $717,537     $657,360
===============================================================

CONSOLIDATED OPERATING REVENUES
Revenues in 1994 totaled $770,241,000 and were 7% above those for 1993. The volume of water sold increased 7% to 236.5 billion gallons in 1994, primarily due to the company's August 1993 acquisition of the four Midwestern water utilities. Lower summer water sales in the Northeast due to more frequent rainfall than in 1993 were offset by increased sales in the West and Midwest, demonstrating the importance of the company's geographical diversity. In 1994, the Midwest acquisition increased operating revenues by $22,700,000 and added 11.6 billion gallons in water sales volume in comparison to 1993.

       65  (Page 28 of the 1994 Annual Report)

MANAGEMENT'S DISCUSSION AND ANALYSIS

    Rate authorizations adjusted the water service rates in effect for ten regulated companies during 1994. These authorizations are expected to increase annual revenues by $27,145,000. Operating revenues for 1994 included approximately $10,432,000 which resulted from these rate orders.

    To date in 1995, one rate adjustment has been authorized for a regulated subsidiary which will generate approximately $1,475,000 of additional annual revenues. Six applications are awaiting regulatory decisions. If granted in full, they would produce additional annual revenues of $36,711,000.

    Revenues of $717,537,000 in 1993 were 9% above those for 1992, reflecting higher water service rates and increased sales volume. Sixteen regulated companies received rate orders in 1993, authorizing increases in annual revenues aggregating $37,833,000. The 220.8 billion gallons of water sold in 1993 increased 5% compared to 1992. The acquisition of the Midwestern utilities increased operating revenues by $10,600,000 in 1993 and added 5.1 billion gallons in water sales volume.

PERCENTAGE OF WATER REVENUES BY CUSTOMER CLASS
                                 1994         1993         1992
===============================================================
Residential                     57.4%        57.1%        56.3%
Commercial                      22.6%        22.8%        23.1%
Industrial                       7.1%         7.2%         7.4%
Public and other                12.0%        12.1%        12.4%
Other water revenues              .9%          .8%          .8%
- ---------------------------------------------------------------
                               100.0%       100.0%       100.0%
                               ================================

Residential
Residential water service revenues in 1994 amounted to $431,225,000, an increase of 8% over those for 1993. This 1994 revenue improvement followed an increase of 11% in 1993. The volume of water sold to residential customers increased by 9% in 1994 to 114.0 billion gallons. A 2% increase in the unit price for water due to rate increases was offset by the comparatively low unit price of water sold by the acquired Midwestern utilities, resulting in the average unit price for water in 1994 for residential customers decreasing by 1%. The average unit price had increased by 4% in 1993.

Commercial
Revenues from commercial customers in 1994 rose by 6% to $169,532,000 following an increase of 8% in 1993. Commercial customers purchased 60.9 billion gallons of water in 1994, 5% more than in 1993. The average unit price of water increased by 1% in 1994, down from a 3% increase in 1993.

Industrial
Industrial water use of 34.7 billion gallons in 1994 was 5% higher than in 1993. Revenues from industrial sales in the amount of $53,049,000 were 5% above those recorded in 1993 due to the increased sales volume. There was no change in the average unit price of water in 1994. Industrial revenues in 1993 were 6% above those for 1992 due to a 6% increase in the average unit price of water and a 1% increase in sales volume. Excluding the industrial sales of the four acquired Midwestern utilities, the volume of water used by industrial customers increased in 1994 for the first time in six years.

Public and Other
Public and other revenues in 1994 rose by 7% to $90,436,000 following an increase of 7% in 1993. Revenues derived from municipal governments for fire protection services and customers requiring special private fire service facilities totaled $35,472,000 in 1994, exceeding 1993 revenue from these customers by 6%. The 27.0 billion gallons of water sold to governmental entities and resale customers was 7% above the quantities sold in 1993. Revenues generated by these sales totaled $54,964,000 and exceeded 1993 revenues by 7%.

PERCENTAGE OF WATER SALES (GALLONS)
BY CUSTOMER CLASS
                                 1994         1993         1992
===============================================================
Residential                     48.2%        47.4%        46.5%
Commercial                      25.7%        26.2%        26.4%
Industrial                      14.7%        15.0%        15.5%
Public and other                11.4%        11.4%        11.6%
- ---------------------------------------------------------------
                               100.0%       100.0%       100.0%
                               ================================

Wastewater Service Revenues
Regulated subsidiaries provide wastewater collection service to two areas in New Jersey and to customers in Ohio. Revenues from these services amounted to $13,933,000 in 1994, compared with $12,143,000 in 1993 and $11,391,000 in 1992.


       66  (Page 29 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

Authority Management Fees
These fees represent charges primarily for management and operating services provided by American Commonwealth Management Services Company to water and wastewater authorities, utilities, and businesses in Pennsylvania, Massachusetts, Delaware and Florida. Fees of $5,564,000 were received for these services in 1994 compared with management fees of $5,213,000 in 1993 and $5,126,000 in 1992.

OPERATING EXPENSES
(000)                                 1994         1993         1992
====================================================================
Operation and maintenance
  expenses                        $391,539     $362,451     $333,212
Depreciation and amortization       72,892       66,838       58,382
General taxes                       73,085       67,917       63,612
Income taxes                        49,912       47,864       37,661
- --------------------------------------------------------------------
                                  $587,428     $545,070     $492,867
                                  ==================================

CONSOLIDATED OPERATING EXPENSES
Operating expenses in 1994 increased by 8% to $587,428,000, following an 11% increase in 1993. The acquisition of the four
Midwestern water utilities increased operating expenses by $16,500,000 in 1994 and $7,600,000 in 1993. Excluding the effect of the acquisition, operating expenses increased by 5% in 1994.

    Operation and maintenance expenses totaled $391,539,000 in 1994, 8% higher than in 1993. They had increased by 9% in 1993. The Midwestern acquisition increased operation and maintenance expenses by $12,400,000 in 1994 and $5,000,000 in 1993.

    Employee-related costs, representing 48% of operation and maintenance expenses, increased by 9% in 1994 and 8% in 1993. The primary component of employee-related costs are wage and salary expenses, which were up 5% to $143,330,000 in 1994 following a 1% increase in 1993. The increased expenses in 1994 reflect the harsh winter weather conditions throughout most of the eastern half of the country which complicated operations, necessitating a high level of overtime to maintain dependable water service at all times. The number of employees at year end totaled 3,992, 2% below the employment level of 4,062 at the close of 1993 and approximately equal to the 3,982 employees at the end of 1992. Through the acquisition of the four Midwestern water utilities, 158 employees joined the company in 1993. Excluding the employees obtained through this acquisition, the company's work force has decreased by 148 employees or 4% since 1992, as the result of continued efforts to improve operating efficiencies.

    The company adopted Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993. The effect of adopting the new accounting method increased employee-related expenses by $8,779,000 in 1993, and by an additional $3,520,000 in 1994. The increase in 1994 expenses reflects costs that were being deferred in 1993 pending future recovery in rates. The Statement requires the company to accrue the expected cost of providing postretirement health care and life insurance benefits as employees render the services necessary to earn the benefits in a manner similar to that used to account for pensions.

    The company's regulated subsidiaries have been pursuing recovery in rates for service of the additional costs resulting from this change in accounting. As of December 31, 1994, 17 decisions reached by regulatory authorities on this matter have permitted such recovery currently or indicated that recovery of these costs will be included in rates within approximately five years from the date of adoption of SFAS No. 106 with the combined deferral recovery period not exceeding approximately 20 years. Two regulatory authorities have denied recovery in current rates, but will continue to allow recovery when the benefits are paid in the future. The outcome of this issue in the rate-making process in one state is presently uncertain. Where recovery is uncertain or has been initially denied, regulated subsidiaries will continue to pursue recovery of the increased costs in rates.

    Excluding the impact of adopting the new accounting standard, health care expenses in 1994 increased $2,727,000, 12% above those of the prior year, reflecting in part the continuing increases in the cost of medical treatment programs. They had increased by 7% in 1993. The increase in health care expenses has been moderated by certain cost containment measures that were implemented in 1991, including plan options which provide for employee contributions toward the cost of health care benefits. Employee contributions totaled $1,435,000 in 1994 compared with $1,308,000 in 1993 and $952,000 in 1992.

       67  (Page 30 of the 1994 Annual Report)

MANAGEMENT'S DISCUSSION AND ANALYSIS

    Pension expense increased by 113% in 1994 to $6,096,000 following a 14% increase in 1993. Pension cost is deferred by certain subsidiaries when it is probable such costs will be recovered in future water service rates as contributions are made to the pension plan. A cash contribution was made to the pension plan in 1994 after a period of several years during which no contributions were made due to the funded status of the plan. Deferrals of pension cost decreased in conjunction with the resumption of contributions, resulting in the large increase in pension expense in 1994.

OPERATION AND MAINTENANCE EXPENSES
(000)                                 1994         1993         1992
====================================================================
Employee-related costs            $187,735     $171,989     $159,488
Fuel and power                      33,216       30,530       28,808
Purchased water                     40,375       38,628       32,996
Chemicals                           13,089       11,605       10,982
Waste disposal                      11,994       11,235       10,717
Maintenance materials
  and services                      22,115       21,585       19,026
Operating supplies and services     53,399       48,573       44,710
Customer billing and accounting     14,809       14,442       14,672
Other                               14,807       13,864       11,813
- --------------------------------------------------------------------
                                  $391,539     $362,451     $333,212
                                  ==================================

    Expenses associated with the collection, treatment and pumping of water include the cost of fuel and power, water purchased from other suppliers, chemicals for water treatment and purification, and waste disposal. These costs increased by 7% in 1994 after a 10% rise in 1993. The unit cost of water produced was unchanged in 1994, after a 5% increase in 1993. Higher purchased water costs, reflecting increased volume and rate increases authorized for utilities supplying water to several subsidiaries, were primarily responsible for the rise in the unit cost of production in 1993.

    Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, increased by 2% in 1994 following a 13% increase in 1993. Maintenance expense was lower than normal in 1992, reflecting preventive maintenance performed in 1991 instead of 1992.

    Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment rental charges. These costs increased by 10% in 1994 after a 9% increase in 1993. Customer billing and accounting charges increased by 3% in 1994, and decreased by 2% in 1993.

    Other operation and maintenance expenses include regulatory costs and casualty and liability insurance premiums. These expenses increased by 7% in 1994 due to increased casualty insurance premiums as a result of claims experience. Other operation and maintenance expenses had increased by 17% in 1993, primarily as a result of increased rate filing activity required to recover increased costs, including the additional costs associated with the change in accounting for postretirement health care and life insurance benefits.

    Depreciation and amortization increased by 9% in 1994 and 14% in 1993. The higher depreciation expense in both years was primarily due to growth in utility plant in service.

    General taxes, which include gross receipts, franchise, property, capital stock, payroll and miscellaneous taxes, increased by 8% in 1994 after a 7% rise in 1993.

    Gross receipts and franchise taxes, which are a function of revenues, increased by 7% in 1994. Property and capital stock taxes are assessed on the basis of tax values assigned to assets or capitalization. These taxes in 1994 were 10% above those in 1993 due to higher property values and tax rate increases. Payroll taxes were up 6% in 1994.

    Income taxes increased by 4% in 1994, following a 27% increase in 1993. The 1994 increase in income taxes is primarily due to higher taxable income. The Revenue Reconciliation Act of 1993 increased the company's federal income tax rate from 34% to 35%, resulting in a reduction in the company's results of operations for 1993 of approximately $1,200,000. The company's effective tax rate also increased in 1993 due to the reversal of temporary differences (primarily accelerated depreciation for tax purposes on property placed in service prior to 1981) on which the tax benefit was previously flowed through to customers. Details regarding the components of the total amount of state and federal income taxes and a reconciliation of statutory to reported federal income tax expense are included in Note 2 to the financial statements.

       68  (Page 31 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

SUMMARY OF TAXES
(000)                                           1994         1993         1992
==============================================================================
Gross receipts and franchise taxes          $ 32,168     $ 30,174     $ 28,600
Property and capital stock taxes              27,245       24,664       21,867
Payroll taxes                                 11,521       10,893       10,733
Miscellaneous taxes                            2,151        2,186        2,412
State income taxes                             7,718        7,375        6,246
Federal income taxes                          42,194       40,489       31,415
- ------------------------------------------------------------------------------
                                            $122,997     $115,781     $101,273
                                            ==================================

CONSOLIDATED INCOME DEDUCTIONS
Income deductions -- principally interest expense -- amounted to $112,434,000 in 1994, 10% above those in 1993 due to an increase in total debt to fund construction of new water service assets. They had increased by 3% in 1993.

CONSOLIDATED NET INCOME
Consolidated net income in 1994 totaled $78,652,000 and was 4% above 1993 net income. Consolidated net income in 1993 was 11% above that recorded in 1992. Consolidated net income to common stock totaled $74,668,000 in 1994 and was 5% above that reported for 1993. It had increased by 11% in 1993.

CAPITALIZATION
                              LONG-TERM    PREFERRED       COMMON
(000)                              DEBT        STOCK       EQUITY
=================================================================
Company
   1994                      $  131,071     $ 51,673     $733,440
   1993                         131,074       51,673      655,275
   1992                          73,275       52,153      609,572
   1991                          74,568       52,633      568,733
   1990                          90,852       13,363      521,792
Regulated Subsidiaries
   1994                      $1,251,101     $ 51,738     $856,196
   1993                       1,060,776       54,532      768,921
   1992                         966,171       60,093      705,419
   1991                         919,074       56,812      650,307
   1990                         763,768       37,376      598,984
Consolidated
   1994                      $1,381,972     $101,698     $733,440
   1993                       1,192,809      104,490      655,275
   1992                       1,036,604      109,529      609,572
   1991                         986,691      106,726      568,733
   1990                         847,692       48,018      521,792

CAPITALIZATION RATIOS
                              LONG-TERM    PREFERRED       COMMON
(000)                              DEBT        STOCK       EQUITY
=================================================================
Company
   1994                             14%           6%          80%
   1993                             16%           6%          78%
   1992                             10%           7%          83%
   1991                             11%           7%          82%
   1990                             15%           2%          83%
Regulated Subsidiaries
   1994                             58%           2%          40%
   1993                             56%           3%          41%
   1992                             56%           3%          41%
   1991                             57%           3%          40%
   1990                             54%           3%          43%

Note: Long-term debt includes amounts due within one year.

LIQUIDITY AND CAPITAL RESOURCES

Internal sources of cash flow are provided by retention of a portion of earnings, amortization of deferred charges, deferral of taxes, and depreciation. Internal cash generation is influenced by weather patterns, economic conditions and the timing of rate relief. When internal cash generation is not sufficient to meet corporate obligations on a timely basis, external sources of funds are utilized. External cash availability and its cost are dependent upon the consistency and reliability of earnings. Outside sources of cash consist of short-term bank loans, the sale of securities -- bonds, preferred stock and common stock -- as well as advances and contributions from developers.

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

       69  (Page 32 of the 1994 Annual Report)

MANAGEMENT'S DISCUSSION AND ANALYSIS

    Periodically, it is necessary to supplement internal sources of cash flow with short-term bank loans. These loans are repaid as internal sources of cash allow or with proceeds from the periodic issuance of new securities.

    In 1993, the company amended its dividend reinvestment plan to permit, in addition to the reinvestment of common stock dividends, the purchase of common stock through optional cash payments. The company's shareholders can purchase up to $5,000 of common stock each month directly from the company at a 5% discount from the applicable average market price. Common dividends in the amount of $4,099,000 were reinvested during 1994, which resulted in the issuance of 151,254 new shares of common stock. Proceeds received from optional cash purchases of 1,092,536 new shares of common stock totaled $28,358,000 in 1994, the first full year that such purchases were permitted. Another 82,354 shares of common stock were issued in connection with the Employees' Stock Ownership Plan and 89,300 shares of common stock were issued in connection with the 401(k) Savings Plan for Employees in return for cash contributions from employees totaling $2,580,000 and company contributions with a value of $2,310,000.

    The company invested $63,315,000 in new shares of common stock of subsidiaries during 1994. It also increased its equity investment in subsidiaries by $24,532,000 from the earnings retained by them. A non-regulated subsidiary repaid in 1994 the entire outstanding balance of $4,500,000 on a note.

    The company plans to continue to use short-term bank borrowings, as cash requirements warrant, to finance additional investment in subsidiaries. Over the next few years the company expects to issue new securities to repay bank borrowings and finance additional investment in subsidiaries. Common stock is expected to be issued in connection with the continuation of the company's Dividend Reinvestment and Stock Purchase Plan, the Employees' Stock Ownership Plan and the 401(k) Savings Plan for Employees.

THE SUBSIDIARY COMPANIES
Regulated subsidiary companies fund construction programs and supplement cash flow by borrowing from banks under individual credit lines established annually. It is anticipated that ample credit lines will be available to provide funds needed for 1995 construction requirements and to maintain bank borrowings not yet refinanced on a long-term basis. Bank borrowings are repaid from the proceeds obtained from selling bonds and preferred stock either publicly or to institutional investors on a private placement basis, and selling common stock to the company. Security offerings are made when they are of marketable size, meet indenture and charter requirements and can compete successfully in the capital market. In order to compete successfully, the individual company must have exhibited satisfactory earnings. Capitalization and dividend payout ratios are maintained within a range found acceptable for investor-owned water companies.

    Aggregate bank borrowings of subsidiaries at year-end 1994 amounted to $82,425,000 compared to $193,620,000 at year-end 1993. The year-end 1993 bank borrowings reflect the acquisition of four Midwestern water utilities and the efforts of subsidiaries to take advantage of lower interest rates by calling certain higher yielding bonds before maturity.

    During 1994, New Jersey-American issued a total of $100,000,000 of tax exempt mortgage bonds to a state economic development authority which in turn were issued as tax-exempt securities. The interest rate on $65,000,000 of the bonds is 6.875%, and the remaining $35,000,000 had a variable short-term interest rate of 5.05% at year-end 1994 which will be replaced by a fixed long-term interest rate in 1995. Six subsidiaries issued $91,400,000 of taxable mortgage bonds at interest rates between 6.56% and 7.83%, and one subsidiary issued a two-year variable rate $5,000,000 note during 1994. Proceeds from the sale of the bonds were used to repay bank loans, fund construction programs and refinance existing debt at lower rates.

    The subsidiary companies plan to fund construction programs and repay bank borrowings and maturing bonds with the issuance of approximately $105,700,000 of long-term debt and $72,900,000 of new shares of common stock to the parent company in 1995. Excluding short-term borrowings that may be incurred in connection with the proposed acquisition of the Santa Margarita Water District, the combined amount of subsidiary bank borrowings and bonds maturing within one year is expected to remain at approximately the current level during 1995.

       70  (Page 33 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

    During 1994, subsidiaries repaid $5,845,000 of maturing bonds and certain higher yielding bonds before maturity. In addition, subsidiaries made mandatory payments to sinking funds in amounts adequate to retire $1,458,000 of debt and redeem $2,792,000 of preferred stocks.

REGULATION

Twenty state commissions regulate the company's utility subsidiaries. They have broad authority to establish rates for service, prescribe service standards, review and approve rules and regulations and, in most instances, they must approve long-term financing programs prior to their completion. The jurisdiction exercised by each commission is prescribed by state legislation and therefore varies from state to state.

    The commissioners in Arizona and Tennessee are elected by the voters in those states. In Virginia, members of the Corporation Commission are elected by a joint vote of the two houses of the General Assembly. All other state commissioners regulating subsidiaries are appointed by the governors of the respective states and usually require approval by the state legislature. Commissions range in size from three to seven members. The background of the individuals serving in these important positions covers a broad spectrum.

    Economic regulation deals with many competing, if not conflicting, public pressures. Rate adjustments normally are initiated by the regulated entity. Public hearings, which are basically financial fact-finding sessions, are conducted. The purpose of this process is to set rates for service which assure the financial viability of the regulated entity while insuring customers high quality service at reasonable cost. A rate case focuses on four areas:

    o The amount of investment in facilities which provide public service

    o The capital costs for the funds used to build the facilities which serve the public

    o The operating cost associated with providing that service

    o The tariff design which allocates revenue requirements equitably across the customer base

    Prudent management dictates that a water utility anticipate the time required for the regulatory process and file for rate adjustments which will reflect the cost of providing service at the time the authorized rates become effective. Requests that regulators address single issue cost increases as they occur have met with limited success. Recovery of such costs is therefore normally delayed by the time required to move through the full regulatory process.

    The regulated subsidiaries aggressively pursue various methods of offsetting the adverse financial impact of regulatory lag. Several subsidiaries now recover in rates a return on plant before it is in service instead of capitalizing an allowance for funds during construction. Certain subsidiaries have also received rate orders allowing recovery of interest and depreciation expense related to the period of time from when a major construction project was placed in service until new rates reflecting the cost of the project went into effect.

    American Water Works and subsidiary companies personnel participate in regulatory conferences and meetings, including those conducted by regional regulatory associations. Our goal in this effort is to increase understanding of the industry and its unique regulatory requirements.

    The company appreciates the thoughtful work of the Water Committee of the National Association of Regulatory Utility Commissioners. Its initiatives and the growing public awareness of the importance of adequate water supply have led to progressive regulation which has allowed utility subsidiaries to address, on a timely basis, water supply issues which otherwise would still be unresolved.

       71  (Page 35 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
AMERICAN WATER WORKS COMPANY, INC.

In our opinion, the accompanying consolidated balance sheet and consolidated statement of capitalization and the related consolidated statements of income and retained earnings, of cash flows and of common stockholders' equity of American Water Works Company, Inc. and Subsidiary Companies and the accompanying balance sheet and the related statements of income and retained earnings and of cash flows of American Water Works Company, Inc., present fairly, in all material respects, the consolidated financial position of American Water Works Company, Inc. and Subsidiary Companies and the financial position of American Water Works Company, Inc. at December 31, 1994 and 1993, and the consolidated results of operations and cash flows of American Water Works Company, Inc. and Subsidiary Companies for each of the three years in the period ended December 31, 1994 and the changes in consolidated common stockholders' equity of American Water Works Company, Inc. and Subsidiary Companies for each of the five years in the period ended December 31, 1994 and the results of operations and cash flows of American Water Works Company, Inc. for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 4 to the Financial Statements, effective
January 1, 1993 the company changed its method of accounting for postretirement benefits other than pensions.


PRICE WATERHOUSE LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania
January 31, 1995

       72  (Page 36 of the 1994 Annual Report)


CONSOLIDATED BALANCE SHEET
(In thousands)

At December 31,                                                                           1994                   1993
=====================================================================================================================
ASSETS
Property, plant and equipment
  Utility plant -- at original cost less accumulated depreciation                   $2,645,079             $2,444,277
  Utility plant acquisition adjustments                                                 39,212                 40,689
  Other utility plant adjustments                                                          196                    246
  Nonutility property, net of accumulated depreciation                                  18,951                 21,224
  Excess of cost of investments in subsidiaries over book equity at acquisition         22,681                 22,709
- ---------------------------------------------------------------------------------------------------------------------
                                                                                     2,726,119              2,529,145
- ---------------------------------------------------------------------------------------------------------------------

Current assets
  Cash and cash equivalents                                                             30,091                 52,979
  Temporary investments -- at cost plus accrued interest                                 1,448                    399
  Customer accounts receivable                                                          50,375                 46,795
  Allowance for uncollectible accounts                                                    (999)                (1,107)
  Unbilled revenues                                                                     57,687                 57,298
  Miscellaneous receivables                                                              5,342                  7,033
  Materials and supplies                                                                 9,846                  8,965
  Deferred vacation pay                                                                  9,256                  8,517
  Other                                                                                  7,531                  8,776
- ---------------------------------------------------------------------------------------------------------------------
                                                                                       170,577                189,655
- ---------------------------------------------------------------------------------------------------------------------

Regulatory and other long-term assets
  Regulatory asset -- income taxes recoverable through rates                           202,967                198,744
  Funds restricted for construction                                                     26,213                  5,899
  Debt and preferred stock expense                                                      18,882                 15,552
  Deferred pension expense                                                              17,931                 13,437
  Deferred postretirement benefit expense                                                8,545                  7,563
  Tank painting costs                                                                    8,997                  7,906
  Other                                                                                 26,423                 26,110
- ---------------------------------------------------------------------------------------------------------------------
                                                                                       309,958                275,211
- ---------------------------------------------------------------------------------------------------------------------
                                                                                    $3,206,654             $2,994,011
                                                                                    =================================

       73  (Page 37 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

                                                                                    1994                   1993
===============================================================================================================
CAPITALIZATION AND LIABILITIES
Capitalization
  Common stockholders' equity                                                 $  733,440             $  655,275
  Preferred stocks with mandatory redemption requirements                         40,000                 40,000
  Preferred stocks without mandatory redemption requirements                      11,673                 11,673
  Preferred stocks of subsidiaries with mandatory redemption requirements         43,737                 46,515
  Preferred stocks of subsidiaries without mandatory redemption requirements       6,288                  6,302
  Long-term debt
    American Water Works Company, Inc.                                           131,000                131,000
    Subsidiaries                                                               1,177,043              1,056,404
- ---------------------------------------------------------------------------------------------------------------
                                                                               2,143,181              1,947,169
- ---------------------------------------------------------------------------------------------------------------
Current liabilities
  Bank debt                                                                       82,425                193,620
  Current portion of long-term debt                                               73,929                  5,405
  Accounts payable                                                                43,629                 31,644
  Taxes accrued, including federal income                                         13,352                 11,798
  Interest accrued                                                                26,296                 23,226
  Accrued vacation pay                                                             9,575                  8,835
  Other                                                                           27,587                 27,852
- ---------------------------------------------------------------------------------------------------------------
                                                                                 276,793                302,380
- ---------------------------------------------------------------------------------------------------------------
Regulatory and other long-term liabilities
  Advances for construction                                                      130,617                125,031
  Deferred income taxes                                                          331,889                309,204
  Regulatory liability -- income taxes refundable through rates                   42,946                 45,942
  Deferred investment tax credits                                                 39,702                 41,644
  Accrued pension expense                                                         29,121                 23,903
  Accrued postretirement benefit expense                                           9,100                  9,100
  Other                                                                            4,902                  5,143
- ---------------------------------------------------------------------------------------------------------------
                                                                                 588,277                559,967
- ---------------------------------------------------------------------------------------------------------------
Contributions in aid of construction                                             198,403                184,495
- ---------------------------------------------------------------------------------------------------------------
Commitments and contingencies
- ---------------------------------------------------------------------------------------------------------------
                                                                              $3,206,654             $2,994,011
                                                                              =================================

The accompanying notes are an integral part of these financial statements.

       74  (Page 38 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
(In thousands, except per share amounts)

For the years ended December 31,                                1994       1993       1992
==========================================================================================
CONSOLIDATED INCOME
Operating revenues                                          $770,241   $717,537   $657,360
- ------------------------------------------------------------------------------------------
Operating expenses
  Operation and maintenance                                  391,539    362,451    333,212
  Depreciation and amortization                               72,892     66,838     58,382
  General taxes                                               73,085     67,917     63,612
  State income taxes                                           7,718      7,375      6,246
  Federal income taxes                                        42,194     40,489     31,415
- ------------------------------------------------------------------------------------------
                                                             587,428    545,070    492,867
- ------------------------------------------------------------------------------------------
Operating income                                             182,813    172,467    164,493
Allowance for other funds used during construction             5,890      3,757      2,711
Other income                                                   2,383      1,609        715
- ------------------------------------------------------------------------------------------
                                                             191,086    177,833    167,919
- ------------------------------------------------------------------------------------------
Income deductions
  Interest                                                   110,088     97,235     96,368
  Allowance for borrowed funds used during construction       (4,570)    (3,087)    (3,718)
  Amortization of debt expense                                 1,229      1,563      1,044
  Preferred dividends of subsidiaries                          3,814      4,361      4,631
  Other deductions                                             1,873      2,374      1,434
- ------------------------------------------------------------------------------------------
                                                             112,434    102,446     99,759
- ------------------------------------------------------------------------------------------
Net income                                                    78,652     75,387     68,160
Dividends on preferred stocks                                  3,984      3,996      4,019
- ------------------------------------------------------------------------------------------
Net income to common stock                                  $ 74,668   $ 71,391   $ 64,141
                                                            ==============================
Average shares of common stock outstanding                    31,918     31,139     30,943
Earnings per common share on average shares outstanding     $   2.34   $   2.29   $   2.07
                                                            ==============================
CONSOLIDATED RETAINED EARNINGS
Balance at beginning of year                                $578,593   $538,332   $502,800
Add: net income                                               78,652     75,387     68,160
- ------------------------------------------------------------------------------------------
                                                             657,245    613,719    570,960
- ------------------------------------------------------------------------------------------
Deduct: dividends
  Preferred stock                                              3,528      3,540      3,563
  Preference stock                                               456        456        456
  Common stock -- $1.08 per share in 1994,
    $1.00 per share in 1993, $.925 per share in 1992          34,386     31,130     28,609
- ------------------------------------------------------------------------------------------
                                                              38,370     35,126     32,628
- ------------------------------------------------------------------------------------------
Balance at end of year                                      $618,875   $578,593   $538,332
                                                            ==============================

The accompanying notes are an integral part of these financial statements.

       75  (Page 39 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

For the years ended December 31,                                               1994       1993       1992
=========================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                $  78,652  $  75,387  $  68,160
Adjustments
  Depreciation and amortization                                              72,892     66,838     58,382
  Provision for deferred income taxes                                        17,482      7,873     13,042
  Provision for losses on accounts receivable                                 3,762      3,377      3,580
  Allowance for other funds used during construction                         (5,890)    (3,757)    (2,711)
  Employee benefit expenses greater (less) than funding                      (1,999)     2,567      1,450
  Common stock contributions to employee benefit plans                        2,310      1,581      1,316
  Deferred revenues, net                                                        138       (398)     2,426
  Deferred tank painting costs                                               (2,308)    (1,653)    (1,539)
  Deferred rate case expense                                                 (2,171)    (3,008)    (3,040)
  Deferred extraordinary weather costs                                       (1,248)        --         --
  Amortization of deferred charges                                            7,726      8,268      6,270
  Other, net                                                                 (2,562)    (1,873)       (19)
  Changes in assets and liabilities, net of effects from acquisitions
    Accounts receivable                                                      (5,759)    (9,734)    (2,308)
    Unbilled revenues                                                          (389)    (3,738)       229
    Other current assets                                                        364       (352)      (598)
    Accounts payable                                                         11,985      2,987     (1,568)
    Taxes accrued, including federal income                                   1,554       (664)     2,958
    Interest accrued                                                          3,070       (674)    (3,417)
    Other current liabilities                                                  (265)    (3,257)       (34)
- ---------------------------------------------------------------------------------------------------------
Net cash from operating activities                                          177,344    139,770    142,579
- ---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures                                                  (265,673)  (193,116)  (197,453)
Allowance for other funds used during construction                            5,890      3,757      2,711
Water system acquisitions, net of acquired cash                              (6,011)   (65,889)    (5,949)
Proceeds from the disposition of property, plant and equipment                3,013      2,183      1,616
Removal costs from property, plant and equipment retirements                 (6,375)    (6,201)    (5,224)
Funds restricted for construction activity                                  (20,314)      (700)    (5,200)
Temporary investments                                                        (1,049)      (100)       102
- ---------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                      (290,519)  (260,066)  (209,397)
- ---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                                196,400    267,070    244,900
Proceeds from preferred stock                                                    --      1,000      5,600
Proceeds from common stock                                                   35,037      3,861      3,991
Net borrowings (repayments) under line-of-credit agreements                (111,195)    50,535     58,602
Advances and contributions for construction, net of refunds                  22,586     20,661      8,535
Debt issuance costs                                                          (4,076)    (4,718)    (5,335)
Repayment of long-term debt                                                  (7,303)  (152,050)  (195,113)
Redemption of preferred stocks                                               (2,792)    (7,071)    (2,797)
Dividends paid                                                              (38,370)   (35,126)   (32,628)
- ---------------------------------------------------------------------------------------------------------
Net cash from financing activities                                           90,287    144,162     85,755
- ---------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        (22,888)    23,866     18,937
Cash and cash equivalents at beginning of year                               52,979     29,113     10,176
- ---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $  30,091  $  52,979  $  29,113
                                                                          ===============================
Cash paid during the year for:
  Interest, net of capitalized amount                                     $ 108,653  $  99,433  $  97,088
                                                                          ===============================
  Income taxes                                                            $  34,429  $  41,880  $  25,728
                                                                          ===============================

Common stock issued in lieu of cash in connection with the Employees' Stock Ownership Plan and the Savings Plan for Employees totaled $2,310 in 1994, $1,581 in 1993 and $1,316 in 1992. Capital lease obligations of $66 and $126 were recorded in 1994 and 1992, respectively. The accompanying notes are an integral part of these financial statements.

       76  (Page 40 of the 1994 Annual Report)

CONSOLIDATED STATEMENT OF CAPITALIZATION
(In thousands, except share and per share amounts)

At December 31,                                                                               1994            1993
==================================================================================================================
COMMON STOCKHOLDERS' EQUITY:
  Common stock -- $1.25 par value, authorized 100,000,000 shares,
    outstanding 32,659,187 shares in 1994 and 31,243,743 shares in 1993                   $ 40,824        $ 39,055
  Paid-in capital                                                                           76,003          37,627
  Retained earnings                                                                        618,875         578,593
  Unearned compensation                                                                     (2,262)             --
- ------------------------------------------------------------------------------------------------------------------
                                                                                           733,440         655,275
- ------------------------------------------------------------------------------------------------------------------

At December 31, 1994, common shares reserved for issuance in connection with the company's stock plans were 30,461,581 shares for the Stockholder Rights Plan, 375,643 shares for the Dividend Reinvestment and Stock Purchase Plan, 612,214 shares for the
Employees' Stock Ownership Plan, 389,537 shares for the Savings Plan for Employees and
350,000 shares for the Long-Term Performance-Based Incentive Plan.

PREFERRED STOCKS WITH MANDATORY REDEMPTION REQUIREMENTS:
  Cumulative preferred stock -- $25 par value, authorized 1,770,000 shares
    8.50% series (non-voting), outstanding 1,600,000 shares, due for
      redemption on December 1, 2000                                                      40,000          40,000
- ----------------------------------------------------------------------------------------------------------------

The Company redeemed the remaining shares of the 4.90% series preferred stock by making sinking fund payments in the amount of $480 in 1993 and $480 in 1992.

PREFERRED STOCKS WITHOUT MANDATORY REDEMPTION REQUIREMENTS:
  Cumulative preferred stock -- $25 par value
    5% series, outstanding 101,777 shares                                                  2,544           2,544
  Cumulative preference stock -- $25 par value, authorized 750,000 shares
    5% series (non-voting), outstanding 365,158 shares                                     9,129           9,129
- ----------------------------------------------------------------------------------------------------------------
                                                                                          11,673          11,673
- ----------------------------------------------------------------------------------------------------------------

PREFERRED STOCKS OF SUBSIDIARIES:
  Dividend rate
    3.9% to less than 5%                                                                   8,052           8,621
      5% to less than 6%                                                                   5,866           6,012
      6% to less than 7%                                                                   2,479           2,673
      7% to less than 8%                                                                   2,420           2,470
      8% to less than 9%                                                                  24,940          24,973
      9% to less than 10%                                                                  5,188           5,406
     10% to less than 11%                                                                    980           1,320
     11% to less than 12%                                                                     --           1,142
     12% to less than 13%                                                                    100             200
- ----------------------------------------------------------------------------------------------------------------
                                                                                          50,025          52,817
- ----------------------------------------------------------------------------------------------------------------

Preferred stock agreements of certain subsidiaries require annual sinking fund payments in varying amounts and permit redemption at various prices at the option of the subsidiaries on thirty days' notice, or, in the event of involuntary liquidation, at par value plus accrued dividends. Sinking fund payments for the next five years will amount to $1,411 in 1995, $1,266 in 1996, $1,171 in 1997, $1,165 in 1998 and $933 in 1999.

The subsidiaries issued preferred stock with a value of $1,000 in 1993 and $5,600 in 1992. Redemptions of preferred stock amounted to $2,792 in 1994, $6,591 in 1993 and $2,317 in 1992.

       77  (Page 41 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

                                                              1994          1993
================================================================================
LONG-TERM DEBT OF AMERICAN WATER WORKS COMPANY, INC.:
  8.91% Series B-1 debentures, due December 1, 1996       $ 15,000      $ 15,000
  9.06% Series B-2 debentures, due December 1, 1999         35,000        35,000
  7.41% Series C debentures, due May 1, 2003                81,000        81,000
- --------------------------------------------------------------------------------
                                                           131,000       131,000
- --------------------------------------------------------------------------------

Capital lease obligations to a subsidiary were $51 in 1994 and $58 in 1993.

LONG-TERM DEBT OF SUBSIDIARIES:              Current
  Interest Rate                           Maturities
- --------------------------------------------------------------------------------
    4% to less than 5%                            36           363           399
    5% to less than 6%                            41       113,151        77,717
    6% to less than 7%                             9       229,140       142,349
    7% to less than 8%                            33       240,212       165,945
    8% to less than 9%                            41       196,589       198,809
    9% to less than 10%                       20,095       327,525       347,440
    10% to less than 11%                      16,855        65,680        82,535
    11% to less than 12%                      14,500            --        14,500
    12% to less than 13%                      11,800            --        11,800
    13% to less than 14%                      10,150         2,002        12,152
    14% to less than 15%                          50           750           800
- --------------------------------------------------------------------------------
                                              73,610     1,175,412     1,054,446
  Capital leases                                 319         1,631         1,958
- --------------------------------------------------------------------------------
                                              73,929     1,177,043     1,056,404
- --------------------------------------------------------------------------------
                                                        $2,143,181    $1,947,169
                                                        ========================

Maturities of long-term debt, including sinking fund requirements, during the next five years will amount to $73,929 in 1995, $33,605 in 1996, $55,911 in 1997, $22,260 in 1998 and $15,094 in 1999. Long-term debt of subsidiaries is substantially secured by utility plant. The accompanying notes are an integral part of these financial statements.

       78  (Page 42 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY
(Dollars in thousands, except per share amounts)

                                           Common Stock                                                   Common
                                      ---------------------    Paid-in    Retained       Unearned  Stockholders'
                                          Shares  Par Value    Capital    Earnings   Compensation         Equity
================================================================================================================
BALANCE AT DECEMBER 31, 1989          30,461,581    $38,077    $21,974    $427,356             --       $487,407

  Net income                                  --         --         --      57,088             --         57,088
  Dividend reinvestment                   69,762         87        907          --             --            994
  Employees' stock ownership plan         86,600        108      1,306          --             --          1,414
  Dividends:
    Preferred stocks                          --         --         --        (690)            --           (690)
    Common stock, $.80 per share              --         --         --     (24,421)            --        (24,421)
- ----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1990          30,617,943     38,272     24,187     459,333                       521,792

   Net income                                 --         --         --      73,593             --         73,593
   Dividend reinvestment                  72,639         91      1,361          --             --          1,452
   Employees' stock ownership plan       103,254        129      1,893          --             --          2,022
   Dividends:
     Preferred stocks                         --         --         --      (3,703)            --         (3,703)
     Common stock, $.86 per share             --         --         --     (26,423)            --        (26,423)
- ----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1991          30,793,836     38,492     27,441     502,800             --        568,733

   Net income                                 --         --         --      68,160             --         68,160
   Dividend reinvestment                 137,635        172      2,838          --             --          3,010
   Employees' stock ownership plan       103,612        130      2,167          --             --          2,297
   Dividends:
     Preferred stocks                         --         --         --      (4,019)            --         (4,019)
     Common stock, $.925 per share            --         --         --     (28,609)            --        (28,609)
- ----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992          31,035,083     38,794     32,446     538,332             --        609,572

   Net income                                 --         --         --      75,387             --         75,387
   Dividend reinvestment                  78,932         99      1,956          --             --          2,055
   Stock purchase                         21,599         27        355          --             --            382
   Employees' stock ownership plan        86,966        109      2,250          --             --          2,359
   Savings plan for employees             21,163         26        620          --             --            646
   Dividends:
     Preferred stocks                         --         --         --      (3,996)            --         (3,996)
     Common stock, $1.00 per share            --         --         --     (31,130)            --        (31,130)
- ----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993          31,243,743     39,055     37,627     578,593             --        655,275

   Net income                                 --         --         --      78,652             --         78,652
   Dividend reinvestment                 151,254        189      3,910          --             --          4,099
   Stock purchase                      1,092,536      1,365     26,993          --             --         28,358
   Employees' stock ownership plan        82,354        103      2,283          --             --          2,386
   Savings plan for employees             89,300        112      2,392          --             --          2,504
   Long-term performance-based
     incentive plan                           --         --      2,798          --         (2,262)           536
   Dividends:
     Preferred stocks                         --         --         --      (3,984)            --         (3,984)
     Common stock, $1.08 per share            --         --         --     (34,386)            --        (34,386)
- ----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994          32,659,187    $40,824    $76,003    $618,875        $(2,262)      $733,440
                                      ==========================================================================

The accompanying notes are an integral part of these financial statements.

       79  (Page 43 of the 1994 Annual Report)

                                         American Water Works Company, Inc.

BALANCE SHEET
(In thousands)

At December 31,                                                      1994            1993
=========================================================================================
ASSETS
Investments in subsidiaries
  Securities                                                     $898,219        $810,372
  Notes and advances                                                  120           3,630
- -----------------------------------------------------------------------------------------
                                                                  898,339         814,002
- -----------------------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                                        17,647          23,302
  Notes receivable from subsidiaries                                   10           1,010
  Other                                                               476             253
- -----------------------------------------------------------------------------------------
                                                                   18,133          24,565
- -----------------------------------------------------------------------------------------
Deferred debits
  Debt expense                                                        346             402
  Preferred stock expense                                             255             278
  Other                                                             2,027           1,624
- -----------------------------------------------------------------------------------------
                                                                    2,628           2,304
- -----------------------------------------------------------------------------------------
Other long-term assets                                              5,815           6,103
- -----------------------------------------------------------------------------------------
                                                                 $924,915        $846,974
                                                                 ========================

CAPITALIZATION AND LIABILITIES
Capitalization
  Common stockholders' equity                                    $733,440        $655,275
  Preferred stocks with mandatory redemption requirements          40,000          40,000
  Preferred stocks without mandatory redemption requirements       11,673          11,673
  Long-term debt                                                  131,051         131,058
- -----------------------------------------------------------------------------------------
                                                                  916,164         838,006
- -----------------------------------------------------------------------------------------
Current liabilities
  Current portion of long-term debt                                    20              16
  Taxes accrued, including federal income                              53             548
  Interest accrued                                                  1,414           1,378
  Other                                                               750             856
- -----------------------------------------------------------------------------------------
                                                                    2,237           2,798
- -----------------------------------------------------------------------------------------
Other long-term liabilities                                         6,514           6,170
- -----------------------------------------------------------------------------------------
Commitments and contingencies
- -----------------------------------------------------------------------------------------
                                                                 $924,915        $846,974
                                                                 ========================

The accompanying notes are an integral part of these financial statements.

       80  (Page 44 of the 1994 Annual Report)

                                         American Water Works Company, Inc.

STATEMENTS OF INCOME AND RETAINED EARNINGS
(In thousands, except per share amounts)

For the years ended December 31,                                1994       1993       1992
==========================================================================================
INCOME
Income from subsidiaries
  Equity in earnings of subsidiaries
    Dividends                                               $ 64,917   $ 65,264   $ 55,859
    Undistributed earnings                                    24,532     18,984     19,401
- ------------------------------------------------------------------------------------------
                                                              89,449     84,248     75,260
  Interest                                                       154        352        804
Other income                                                     510        868        304
- ------------------------------------------------------------------------------------------
                                                              90,113     85,468     76,368
- ------------------------------------------------------------------------------------------
Expenses and taxes
  Operating and administrative expenses                        6,897      5,438      4,335
  General taxes                                                  232        200        200
  Federal income taxes                                        (6,366)    (5,228)    (3,989)
  Interest                                                    10,642      9,618      7,629
  Amortization of debt expense                                    56         53         33
- ------------------------------------------------------------------------------------------
                                                              11,461     10,081      8,208
- ------------------------------------------------------------------------------------------
Net income                                                    78,652     75,387     68,160
Dividends on preferred stocks                                  3,984      3,996      4,019
- ------------------------------------------------------------------------------------------
Net income to common stock                                  $ 74,668   $ 71,391   $ 64,141
                                                            ==============================
Average shares of common stock outstanding                    31,918     31,139     30,943
Earnings per common share on average shares outstanding     $   2.34   $   2.29   $   2.07
                                                            ==============================
RETAINED EARNINGS
Balance at beginning of year                                $578,593   $538,332   $502,800
Add: net income                                               78,652     75,387     68,160
- ------------------------------------------------------------------------------------------
                                                             657,245    613,719    570,960
- ------------------------------------------------------------------------------------------
Deduct: dividends
  Preferred stock                                              3,528      3,540      3,563
  Preference stock                                               456        456        456
  Common stock -- $1.08 per share in 1994,
    $1.00 per share in 1993, $.925 per share in 1992          34,386     31,130     28,609
- ------------------------------------------------------------------------------------------
                                                              38,370     35,126     32,628
                                                            ------------------------------
Balance at end of year                                      $618,875   $578,593   $538,332
                                                            ==============================

The accompanying notes are an integral part of these financial statements.

       81  (Page 45 of the 1994 Annual Report)

                                         American Water Works Company, Inc.

STATEMENT OF CASH FLOWS
(In thousands)

For the years ended December 31,                                    1994       1993       1992
==============================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                      $ 78,652   $ 75,387   $ 68,160
Adjustments
  Undistributed earnings of subsidiaries                         (24,532)   (18,984)   (19,401)
  Other, net                                                       1,558        739        605
  Changes in assets and liabilities
    Other current assets                                            (223)       184       (180)
    Taxes accrued, including federal income                         (495)       704        109
    Interest accrued                                                  36        493         26
    Other current liabilities                                       (106)       117         46
- ----------------------------------------------------------------------------------------------
Net cash from operating activities                                54,890     58,640     49,365
- ----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiaries' common stock                         (63,315)   (42,875)   (36,800)
Redemption of preferred stock by subsidiary                           --      1,000         --
Repayment of promissory notes by subsidiaries                      4,510      1,010      5,210
Other                                                               (684)      (594)        --
- ----------------------------------------------------------------------------------------------
Net cash used in investing activities                            (59,489)   (41,459)   (31,590)
- ----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                          --     81,000         --
Proceeds from common stock                                        37,347      5,442      5,307
Net borrowings (repayments) under line-of-credit agreements           --    (21,255)    11,425
Repayment of long-term debt                                          (15)   (23,214)    (1,317)
Redemption of preferred stock                                         --       (480)      (480)
Dividends paid                                                   (38,370)   (35,126)   (32,628)
Other                                                                (18)      (324)       (19)
- ----------------------------------------------------------------------------------------------
Net cash from (used in) financing activities                      (1,056)     6,043    (17,712)
- ----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents              (5,655)    23,224         63
Cash and cash equivalents at beginning of year                    23,302         78         15
- ----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $ 17,647   $ 23,302   $     78
                                                                ==============================
Cash paid (received) during the year for:
  Interest                                                      $ 10,606   $  9,125   $  7,603
                                                                ==============================
  Income taxes                                                  $ (5,848)  $ (4,846)  $ (3,870)
                                                                ==============================

The accompanying notes are an integral part of these financial statements.

       82  (Page 46 of the 1994 Annual Report)

NOTES TO FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the regulated subsidiaries are in conformity with generally accepted accounting principles for regulated public utilities and accounting procedures prescribed by regulatory authorities of the respective states in which they operate. Certain reclassifications have been made to conform previously reported data to the current presentation.

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

Cash and Cash Equivalents
Substantially all of the company's cash is invested in interest bearing accounts. The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of investment grade commercial paper, bank certificates of deposit and United States Government securities. Cash equivalents are stated at cost plus accrued interest.

Materials and Supplies
Materials and supplies are stated at average cost.

Regulatory and Other Long-Term Assets
In accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," the company has recorded a regulatory asset for the additional revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse. These temporary differences are primarily related to the depreciation of property acquired before the adoption of full normalization for rate making purposes by regulatory authorities.

    Pension expense is deferred by certain subsidiaries when it is probable such costs will be recovered in future water service rates as contributions are made to the pension plan.

    The company adopted Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993. Postretirement benefit expense in excess of the amount recovered in rates is deferred by certain subsidiaries when it is probable that recovery of such costs will be included in rates within approximately five years from the date of adoption of SFAS No. 106, and the combined deferral recovery period will not exceed approximately 20 years.

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

       83  (Page 47 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

    Tank painting costs included in regulatory assets are generally being amortized on a straight-line basis over periods ranging from 4 to 20 years as permitted by the regulatory authorities.

Other Current Liabilities
Other current liabilities at December 31, 1994 and 1993 include payables to banks of $7,009,000 and $5,308,000, respectively, which represent checks issued but not presented to the banks for payment, net of the related bank balance.

Regulatory and Other Long-Term Liabilities
In accordance with SFAS No. 109, the company has recorded a regulatory liability for the net reduction expected in future revenues as deferred taxes previously provided, attributable to the difference between the state and federal income tax rates under prior law and the current statutory rates, reverse over the average remaining service lives of the related assets.

Advances and Contributions in Aid of Construction
Regulated subsidiaries may receive advances and contributions to fund construction necessary to extend service to new areas. As determined by regulatory authorities, advances for construction are refundable for limited periods of time as new customers begin to receive service. Amounts which are no longer refundable are reclassified to contributions in aid of construction.

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

Income Taxes
The company and its subsidiaries participate in a consolidated federal income tax return. For the company and each of its subsidiaries, federal income tax expense for financial reporting purposes is provided on a separate return basis, except that the federal income tax rate applicable to the consolidated group is applied to separate company taxable income and the benefit of net operating losses, principally at the parent company level, is recognized currently.

    Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes. Deferred income taxes have been provided in accordance with SFAS No. 109 on the difference between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements. These deferred income taxes are based on the enacted tax rates to be in effect when such temporary differences are expected to reverse. This has the effect of grossing-up these assets and liabilities to a revenue requirements level.

    The regulated subsidiaries are also required to recognize regulatory assets and liabilities for the effect on revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse.

    Investment tax credits have been deferred and are being amortized to income over the average estimated services lives of the related assets.

Allowance for Funds Used During Construction (AFUDC)
AFUDC is a non-cash credit to income with a corresponding charge to utility plant which represents the cost of borrowed funds and a return on equity funds utilized to fund plant under construction. The regulated subsidiaries record AFUDC to the extent permitted by regulatory authorities.

NOTE 2: INCOME TAXES

Effective January 1, 1993, the company adopted, on a prospective basis, SFAS No. 109. The Statement requires deferred income taxes to be provided on the difference between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, based on the enacted tax rates to be in effect when such temporary differences are expected to reverse. SFAS No. 109 requires regulated enterprises to provide deferred taxes on all temporary differences including those not previously recognized when the tax effects of the difference are, at the direction of regulatory authorities, flowed through to customers.
Regulated enterprises are also required to recognize regulatory assets and liabilities for the effect on revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse.

       84  (Page 48 of the 1994 Annual Report)

NOTES TO FINANCIAL STATEMENTS

    As a result of the adoption of SFAS 109, the company and its subsidiaries recorded additional assets and liabilities of approximately $210,000,000. The company's consolidated results of operations were not materially impacted by the adoption of SFAS No. 109. The effect of adopting SFAS No. 109 was not material to the financial position or results of operations of the parent company.

    The Revenue Reconciliation Act of 1993 increased the company's federal income tax rate, retroactively to January 1, 1993, from 34% to 35%. The increased tax rate also resulted in an increase in the company's net deferred income tax liability, as well as increases in tax-related regulatory assets and liabilities which are recorded at revenue requirement levels in accordance with SFAS No. 109. Where recovery of the increase in deferred income taxes is expected from regulatory authorities, regulated subsidiaries have recorded a regulatory asset. As a result, the company recorded additional assets and liabilities of approximately $5,500,000. During 1993, federal income tax expense was adjusted to reflect the 1% increase in the tax rate, resulting in a reduction in the company's results of operations for 1993 of approximately $1,200,000.

    As of December 31, 1994, the company and its subsidiaries had a net non-current deferred tax liability of $331,889,000. Non-current deferred tax liabilities of $491,154,000 were offset by total non-current deferred tax assets of $159,265,000. Of the company's net non-current deferred tax liability, $266,000,000 was attributed to property, plant, and equipment basis differences and depreciation methods, $69,000,000 was attributed to income taxes recoverable in future rates and $(3,000,000) related to the net of all other types of temporary differences.

    As of December 31, 1993, the company and its subsidiaries had a net non-current deferred tax liability of $309,204,000. Non-current deferred tax liabilities of $452,428,000 were offset by total non-current deferred tax assets of $143,224,000. Of the company's net non-current deferred tax liability, $243,000,000 was attributed to property, plant, and equipment basis differences and depreciation methods, $71,000,000 was attributed to income taxes recoverable in future rates and $(5,000,000) related to the net of all other types of temporary differences.

    As of December 31, 1994 and 1993, the parent company had no material temporary differences.

    No valuation allowances were required on deferred tax assets at December 31, 1994 and 1993.

    Components of consolidated income tax expense for the years presented in the consolidated statement of income are as follows (in thousands):

                                                    1994       1993       1992
==============================================================================
STATE INCOME TAXES:
Current                                         $  7,399   $  8,681   $  5,575
Deferred
  Current                                             97        (57)        --
  Non-current                                        222     (1,249)       671
- ------------------------------------------------------------------------------
                                                $  7,718   $  7,375   $  6,246
                                                ==============================
FEDERAL INCOME TAXES:
Current                                         $ 24,930   $ 31,162   $ 19,111
Deferred
  Current                                              4        (92)       (67)
  Non-current                                     18,511     10,640     13,526
  Amortization of deferred
    investment tax credits                        (1,251)    (1,221)    (1,155)
- ------------------------------------------------------------------------------
                                                $ 42,194   $ 40,489   $ 31,415
                                                ==============================

    Following is a reconciliation of federal income tax expense to income tax at the statutory rate (in thousands):

                                                    1994       1993       1992
==============================================================================
Income before federal income tax                $120,846   $115,876   $ 99,575
                                                ==============================
Income tax at federal statutory
  rate -- 35% in 1994 and
  1993; 34% in 1992                             $ 42,296   $ 40,557   $ 33,856
Increases (decreases)
  resulting from --
    Flow through differences                         874      1,494     (1,683)
    Investment tax credits                        (1,251)    (1,221)    (1,155)
    Subsidiary preferred
      dividends                                    1,297      1,486      1,533
    Other                                         (1,022)    (1,827)    (1,136)
- ------------------------------------------------------------------------------
Federal income tax expense                      $ 42,194   $ 40,489   $ 31,415
                                                ==============================

NOTE 3: COMPENSATING BALANCES AND BANK DEBT

The company and its subsidiaries maintain lines of credit with various banks. The total of the unused lines of credit at December 31, 1994 was $11,000,000 for the company and $89,294,000 for the subsidiaries. Borrowings under such lines of credit generally are payable on demand and bear interest at variable rates. None of the agreements with lending banks has compensating balance requirements.

       85  (Page 49 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

    Short-term bank borrowing information is as follows (in thousands):

                                                    1994       1993       1992
==============================================================================
Maximum amount outstanding                      $195,727   $220,150   $133,816
Average amount outstanding                       123,545    171,340     84,210
Weighted average annual
  interest rate                                    4.60%      3.82%      4.56%
Interest rate at December 31                       4.84%      3.71%      3.26%

NOTE 4: POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

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

    The following table provides pension cost components and the expected long-term rate of return on plan assets used in determining net pension cost (in thousands):

                                                    1994       1993       1992
==============================================================================
Service cost-benefits earned
  during the year                               $ 10,240   $  8,659   $  9,071
Interest cost on projected
  benefit obligation                              24,360     21,989     21,455
Actual return on plan assets                      (9,383)   (23,620)   (18,484)
Net amortization and deferral                    (15,472)    (1,595)    (6,016)
- ------------------------------------------------------------------------------
Net pension cost                                $  9,745   $  5,433   $  6,026
                                                ==============================
Assumed asset earnings rate                        8.50%      8.75%      8.75%

    The company's funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974.
The company contributed $4,750,000 to the plan in 1994. There were no contributions made in 1993 or 1992 due to the funded status of the plan. Pension plan assets are invested in a number of investments including a guaranteed interest contract with a major insurance company, equity mutual funds, United States Government securities and publicly traded bonds. The following table reconciles plan assets and liabilities to the funded status of the plan at December 31 (in thousands):

                                                               1994       1993
==============================================================================
Plan assets at fair value                                  $285,641   $283,772
                                                           ===================
Actuarial present value of benefit obligations:
  Vested benefits                                          $226,293   $252,289
  Non-vested benefits                                         5,930      6,259
- ------------------------------------------------------------------------------
  Accumulated benefit obligation                            232,223    258,548
  Effect of projected future salary increases                58,059     73,427
- ------------------------------------------------------------------------------
  Total projected benefit obligation                       $290,282   $331,975
                                                           ===================
Projected benefit obligation in excess of
  plan assets                                              $ (4,641)  $(48,203)
Unrecognized net transition asset                           (18,821)   (21,173)
Unrecognized prior service cost                               1,003      1,653
Unrecognized net (gain) loss                                   (562)    49,696
- ------------------------------------------------------------------------------
Accrued pension cost                                       $(23,021)  $(18,027)
                                                           ===================
Discount rate assumption                                      8.75%      7.25%
Compensation growth rate assumption                           5.00%      5.00%

    The company also has two unfunded supplemental non-qualified pension plans that provide additional retirement benefits to certain employees of the company and its subsidiaries. Pension costs for the supplemental plans were $1,344,000 for 1994, $1,066,000 for 1993 and $1,017,000 for 1992. At
December 31, 1994, the projected benefit obligation for these plans totaled $8,377,000. Accrued as a pension liability on the balance sheet is $6,100,000 representing $5,375,000 of accrued pension cost and an unfunded accumulated benefit obligation in excess of accrued pension cost of $725,000.

Postretirement Benefits Other Than Pensions
The company and its subsidiaries provide certain life insurance benefits for retired employees and certain health care benefits for retired employees and their dependents. Substantially all employees may become eligible for those benefits if they reach retirement age while still working for the company. The program provides for monthly contributions from post-1990 retirees and their dependents under age 65 who elect a basic/major medical plan that covers 100% of hospital and surgical expenses. A comprehensive medical plan, with certain limitations on benefits, that does not require contributions from retirees is also available. Both plans contain cost-sharing features such as deductibles and coinsurance, and require additional monthly contributions for early retirements that took place after July 31, 1993.

       86  (Page 50 of the 1994 Annual Report)

NOTES TO FINANCIAL STATEMENTS

    In the first quarter of 1993, the company adopted SFAS No. 106 which requires the company to accrue the expected cost of providing postretirement health care and life insurance benefits as employees render the services necessary to earn the benefits, in a manner similar to that used to account for pensions. The effect of adopting the new accounting method increased postretirement benefit costs in 1993 by $16,459,000, of which $6,649,000 was deferred because future recovery in rates is probable and $1,031,000 was capitalized to utility plant. The regulated subsidiaries recovered approximately $5,178,000 of these increased costs in rates during 1993. This change in accounting decreased net income for 1993 by $2,207,000, or $.07 per share, after giving effect to the additional amounts recovered in rates.

    The company's regulated subsidiaries have been pursuing recovery, in rates, the additional costs resulting from this change in accounting. As of December 31, 1994, 17 regulatory authorities have permitted such recovery currently or indicated that recovery of these costs will be included in rates within approximately five years from the date of adoption of SFAS No. 106 with the combined deferral recovery period not exceeding approximately 20 years. Two regulatory authorities have denied recovery in current rates, but will continue to allow recovery when the benefits are paid in the future. The outcome of this issue in the rate making process in one state is presently uncertain. Where recovery is uncertain or has been initially denied, regulated subsidiaries will continue to pursue recovery of the increased costs in rates. Although the expense recognized in 1994 for postretirement health care and life insurance benefits was higher than 1993, net income was not adversely affected due to an offsetting increase in rates.

    Prior to 1993, the company recognized the cost of providing postretirement benefits by expensing annual insurance premiums as incurred. Such premiums approximated $4,600,000 in 1992.

    The following table provides postretirement benefit cost components (in thousands):

                                                               1994       1993
==============================================================================
Service cost-benefits earned during the year                $ 5,759    $ 5,153
Interest cost on accumulated postretirement
  benefit obligation                                         10,374     10,100
Actual return on plan assets                                   (975)        --
Net amortization and deferral                                 5,648      6,173
- ------------------------------------------------------------------------------
Net postretirement benefit cost                             $20,806    $21,426
                                                            ==================
Assumed asset earnings rate                                   7.70%      7.70%

    The transition obligation of $122,115,000 at January 1, 1993 is being amortized over twenty years.

    The company made contributions to trust funds established for its postretirement benefit plans of $20,806,000 in 1994 and $8,235,000 in 1993. In subsequent years, the company intends to fund postretirement benefit costs accrued. Plan assets are invested in both a mutual fund comprised of high quality debt securities and a municipal bond money market fund. The following table reconciles the funded status of the plan with the liability included in the consolidated balance sheet at December 31 (in thousands):

                                                               1994       1993
==============================================================================
Plan assets at fair value                                  $ 32,142  $   8,288
                                                           ===================
Actuarial present value of postretirement
  benefit obligations:
    Retirees and dependents                                $ 53,300  $  48,731
    Fully eligible active plan participants                   3,847      4,326
    Other active plan participants                           73,980     86,662
- ------------------------------------------------------------------------------
Total accumulated postretirement
  benefit obligation                                       $131,127  $ 139,719
                                                           ===================
Accumulated postretirement benefit
  obligation in excess of plan assets                      $(98,985) $(131,431)
Unrecognized transition obligation                          109,903    116,009
Unrecognized prior service costs                              3,537      3,751
Unrecognized net (gain) loss                                (23,555)     2,571
- ------------------------------------------------------------------------------
Accrued postretirement benefit cost                        $ (9,100) $  (9,100)
                                                           ===================
Discount rate assumption                                      8.75%      7.25%
Compensation growth rate assumption                              5%         5%

    The health care cost trend rate, used to calculate the company's cost for postretirement health care benefits, is an 11% annual rate in 1995 and is assumed to decrease gradually to a 5.5% annual rate for 2004 and remain at that level thereafter. A one-percentage-point increase in the health care cost trend rate would have increased the accumulated postretirement benefit obligation by $16,800,000 at January 1, 1995 and the aggregate of the service and interest cost components of postretirement benefit costs for 1994 by $2,900,000.

Postemployment Benefits
In the first quarter of 1994, the company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The Statement requires the company to accrue the cost of providing benefits to former and inactive employees after employment, but before retirement. The company's results of operations and financial position were not materially impacted by the adoption of this Statement.

       87  (Page 51 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

NOTE 5: LEASES

The company has entered into operating leases involving certain facilities and equipment. Rental expenses under operating leases were $8,264,000 for 1994, $8,706,000 for 1993 and $7,954,000 for 1992. Capital
leases currently in effect are not significant.

    At December 31, 1994, the minimum annual future rental commitment under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows (in thousands):

=================================================
1995                                      $ 4,099
1996                                        3,175
1997                                        2,496
1998                                        1,775
1999                                        1,236
Later years                                 3,879
- -------------------------------------------------
                                          $16,660
                                          =======

NOTE 6: COMMON STOCKHOLDERS' EQUITY

Dividend Reinvestment and Stock Purchase Plan
The company's Dividend Reinvestment and Stock Purchase Plan was amended on July 1, 1993, to provide for optional cash purchases of newly issued common stock of the company. In addition to permitting record holders of common stock to have all or part of their dividends automatically reinvested in additional shares of common stock, the plan permits stockholders to purchase up to $5,000 of common stock each month directly from the company. The additional shares are offered at a 5% discount from the prevailing market price. Costs associated with the plan of $507,000 in 1994 and $299,000 in 1993 were charged to paid-in capital.

Employees' Stock Ownership Plan
The company and its subsidiaries have an Employees' Stock Ownership
Plan which provides for beneficial ownership of company common stock by all employees who are not included in a bargaining unit and have more than one year of service. The company will make a basic annual contribution to the plan equal to 1/2% of each participating employee's compensation for the preceding year. In addition, each participant can elect to contribute an amount that does not exceed 2% of the participant's compensation for the preceding year. The company will make matching contributions in an amount equal to 100% of each participant's contribution.

    The company expensed contributions of $1,366,000 for 1994, $1,350,000 for 1993 and $1,316,000 for 1992 that it made to the plan. The trustee of the plan may purchase shares of the company's common stock from the company, on the open market, or from a qualified stockholder.

Savings Plan for Employees
The company and its subsidiaries implemented a 401(k) Savings Plan for Employees on August 1, 1993 for all employees who have more than six months of service. Each employee can elect to contribute up to 6% of their compensation to the plan. Employee contributions are invested at the direction of the employee in one or more funds including a fund consisting entirely of common stock of the company. The company will make matching contributions in an amount equal to 40% of the first 3% of each employee's pay contributed to any fund. Prior to August 1, 1994 the company was making matching contributions equal to 30% of the first 2% of each employee's pay contributed to the plan. All of the company's matching contributions are invested in the fund of company common stock. The trustee of the plan may purchase shares of the company's common stock from the company at the prevailing market price, on the open market, or from a qualified stockholder.

    The company expensed matching contributions to the plan totaling $999,000 for 1994 and $291,000 for 1993.

Long-Term Performance-Based Incentive Plan
In 1994 the company implemented a Long-Term Performance-Based Incentive Plan effective as of January 1, 1993. Under the plan, designated executives and other key employees will be eligible to receive awards if performance goals based on earnings-per-share growth and total return to company stockholders, in comparison to a designated peer group of water companies, are met. The plan is administered by the Compensation and Management Development Committee of the Board of Directors. The Committee will determine the value or range of values, including the maximum value, of awards to each participant. Awards may be paid in the form of cash, restricted shares of common stock, or a combination of both.

    The market value of common stock expected to be awarded under the plan has been recorded as unearned compensation and is shown as a separate component of common stockholders' equity. The unearned compensation is being charged to expense over the vesting period. Such expense was $914,000 in 1994.

       88  (Page 52 of the 1994 Annual Report)

NOTES TO FINANCIAL STATEMENTS

Stockholder Rights Plan
Each share of the company's common stock has one Flip-Over Right and one Flip-In Right ("The Rights") attached. The Rights will not be exercisable until such time as a person or group (an "Acquiring Person") acquires or announces an offer for 25% or more of the company's common stock. The Rights will then entitle the holder to buy from the company one-half share of the company's common stock for $40.

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

    The Rights are redeemable, in whole, but not in part, by the company at a price of $.0005 per Right under certain circumstances. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings per share of the company.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Construction programs of subsidiaries for 1995 are estimated to cost approximately $314,000,000. Commitments have been made in connection with certain construction programs.

    In 1988, a subsidiary filed suit against the Grafton Water District in Massachusetts to recover the fair market value of water utility assets taken by eminent domain. The District initially paid $1,099,000 for the system that had served 2,300 customers. In 1990, a jury ruled that the District should pay an additional $4,501,000 plus interest for the property. After the jury verdict, the District appealed the decision and also caused legislation to be enacted by the Commonwealth of Massachusetts that purports to relieve the District from paying the judgment. The District's appeal has been denied and the subsidiary has filed suit to appeal the constitutionality of the enacted legislation. The subsidiary and the District are currently attempting to negotiate a settlement to resolve this matter. Because of the uncertainty surrounding this award, no recognition has been given to it in the accompanying financial statements.

    The company is routinely involved in condemnation proceedings and legal actions relating to several regulated subsidiaries. In the opinion of management, none of these matters will have a material adverse effect, if any, on the financial position or results of operations of the company.

NOTE 8: FAIR VALUES OF FINANCIAL INSTRUMENTS

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

    The carrying amounts and fair values of the company's financial instruments at December 31, 1994 and 1993 are as follows (in thousands):

                                                  Carrying
1994                                                Amount          Fair Value
==============================================================================
Preferred stocks of the company with
  mandatory redemption requirements             $   40,000          $   40,356
Preferred stocks of subsidiaries with
  mandatory redemption requirements                 43,737              41,838
Long-term debt of the company                      131,000             126,432
Long-term debt of subsidiaries                   1,249,022           1,210,456

                                                  Carrying
1993                                                Amount          Fair Value
==============================================================================
Preferred stocks of the company with
  mandatory redemption requirements             $   40,000          $   44,854
Preferred stocks of subsidiaries with
  mandatory redemption requirements                 46,515              51,198
Long-term debt of the company                      131,000             143,799
Long-term debt of subsidiaries                   1,059,508           1,199,330

       89  (Page 53 of the 1994 Annual Report)

               American Water Works Company, Inc., and Subsidiary Companies

NOTE 9: ACQUISITION

On August 31, 1993, American Water Works Company, Inc. and its subsidiaries in Indiana, Missouri, and Ohio acquired four Midwestern water utilities. A total of $62,000,000 was paid for the common stock of ICWC Holdings, Inc. and its subsidiary Indiana Cities Water Corporation, Missouri Cities Water Company, Ohio Suburban Water Company and Northern Michigan Water Company.

    The acquisitions were recorded using the purchase method and resulted in the recording of a utility plant acquisition adjustment in the amount of $38,000,000 and a deferred tax liability on this book/tax temporary difference of $10,800,000. The company's results of operations for the year ended December 31, 1993 included four months of results from the acquired companies' operations.

NOTE 10: UTILITY PLANT

Utility plant by category information at December 31 is as follows (in thousands):

                                                               1994       1993
==============================================================================
Water plant
  Sources of supply                                      $  140,743 $  134,787
  Treatment and pumping                                     634,792    598,236
  Transmission and distribution                           1,468,584  1,379,501
  Services, meters and fire hydrants                        553,262    520,019
  General structures and equipment                          200,609    184,517
Wastewater plant                                             32,351     30,974
Construction in progress                                    149,866     80,475
- ------------------------------------------------------------------------------
                                                          3,180,207  2,928,509
Less-accumulated depreciation                               535,128    484,232
- ------------------------------------------------------------------------------
                                                         $2,645,079 $2,444,277
                                                         =====================

NOTE 11: QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1994 and 1993 (in thousands, except per share amounts) are as follows:

                                  FIRST    SECOND     THIRD    FOURTH
1994                            QUARTER   QUARTER   QUARTER   QUARTER     TOTAL
===============================================================================
Operating revenues             $177,659  $195,136  $209,844  $187,602  $770,241
Operating income                 36,815    48,700    54,528    42,770   182,813
Net income                       10,430    22,729    27,815    17,678    78,652
Net income to common stock        9,434    21,733    26,820    16,681    74,668
Net income per common share    $    .30  $    .68  $    .84  $    .51  $   2.34

                                  FIRST    SECOND     THIRD    FOURTH
1993                            QUARTER   QUARTER   QUARTER   QUARTER     TOTAL
===============================================================================
Operating revenues             $155,472  $179,935  $200,154  $181,976  $717,537
Operating income                 35,281    45,532    52,402    39,252   172,467
Net income                       10,161    21,857    28,651    14,718    75,387
Net income to common stock        9,159    20,855    27,655    13,722    71,391
Net income per common share    $    .30  $    .67  $    .88  $    .44  $   2.29

       90  (Page 57 of the 1994 Annual Report)

COMPANY INFORMATION

Dividend Reinvestment and Stock Purchase
Through the company's Dividend Reinvestment and Stock Purchase Plan, shareholders of American Water Works Company, Inc. can automatically reinvest all or part of their dividends in American Water common stock and purchase additional shares of company stock at a 5 % discount. Also, customers of American Water's regulated subsidiaries may buy initial shares of common stock through the plan. For more information or an application for participation contact The First National Bank of Boston, Mail Stop 45-02-09, P.O. Box 644, Boston, MA 02102-0644 or call (800) 736-3001 or (617) 575-3100.

Shareholder Information
Inquiries regarding shareholder stock ownership, dividends or the transfer/reissuance of shares can be addressed to our Transfer Agent, The First National Bank of Boston at Mail Stop 45-02-09, P.O. Box 644, Boston, MA 02102-0644 or telephone (800) 736-3001 or (617) 575-3100.
Transfer requests sent by mail should provide the appropriate instructions.

    Other shareholder inquiries should be directed to W. Timothy Pohl, Esq., General Counsel and Secretary, P.O. Box 1770, Voorhees, NJ 08043, telephone (609) 346-8200.

Investor Relations
Investors desiring information about the company can contact Michael N. Kilpatric, Vice President, Corporate Communications, P.O. Box 1770, Voorhees, NJ 08043, telephone (609) 346-8200.

Annual Meeting
The 1995 Annual Meeting of American Water Works Company shareholders will be held on Thursday, May 4, at 11:00 a.m. at the company's
Corporate Center, 1025 Laurel Oak Road, Voorhees, New Jersey.

RANGE OF MARKET PRICES

AWK is the trading symbol of American Water Works Company, Inc. on the New York Stock Exchange on which the Common Stock, 5% Preferred Stock and 5% Preference Stock of the company are traded.

                                                  Common Stock       5% Preferred Stock    5% Preference Stock
- ---------------------------------------------------------------------------------------------------------------
Newspaper listing                                     AmWtr               A Wat pr              A Wat pf
- ---------------------------------------------------------------------------------------------------------------
1994                                             High        Low       High        Low       High         Low
===============================================================================================================
1st quarter                                     $32-1/4    $27-5/8    $22-1/2    $20-3/4    $22-1/2     $20
2nd quarter                                      29-5/8     26-3/8     21         18-1/8     20-3/4      18
3rd quarter                                      28-1/4     26         19-3/4     17-1/2     20-3/4      18
4th quarter                                      27-1/2     25-1/4     19         16-1/2     18-3/4      16-1/2

Quarterly dividend paid per share                     27 cents            31-1/4 cents          31-1/4 cents
Number of stockholders at December 31, 1994            28,761                293                  1,007

- ---------------------------------------------------------------------------------------------------------------
1993
===============================================================================================================
1st quarter                                     $27-5/8    $24-7/8    $20        $18-3/4    $20         $18-5/8
2nd quarter                                      28         24-5/8     19-5/8     18-1/2     19-5/8      18-1/2
3rd quarter                                      32-1/4     27         21         19         22-1/2      19-1/8
4th quarter                                      31-5/8     29         22-1/2     20-1/4     23          21-1/4

Quarterly dividend paid per share                     25 cents            31-1/4 cents          31-1/4 cents
- ---------------------------------------------------------------------------------------------------------------

The common and 5% preferred stocks have voting rights.