Form 10-K405, Exhibit 13
period 1995-12-31
AMERICAN WATER WORKS CO INC
filed 1996-03-25
CIK 318819

       45                                                        EXHIBIT 13

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Consolidated Summary of Selected Financial Data
(Dollars in thousands, except per share amounts)

For the years ended
December 31,              1995        1994        1993        1992        1991
==============================================================================
Revenues
 Water service
  Residential       $  451,143  $  431,225  $  399,916  $  360,800  $  347,241
  Commercial           175,792     169,532     159,335     147,983     143,528
  Industrial            54,423      53,049      50,490      47,492      47,071
  Public and other      92,565      90,436      84,861      79,196      76,899
 Other water revenues    5,849       6,502       5,579       5,372       4,899
------------------------------------------------------------------------------
                       779,772     750,744     700,181     640,843     619,638
 Wastewater service     14,953      13,933      12,143      11,391      10,427
 Authority management
  fees                   8,095       5,564       5,213       5,126       5,914
------------------------------------------------------------------------------
                    $  802,820  $  770,241  $  717,537  $  657,360  $  635,979
                    ==========================================================
Water sales
  (million gallons)
  Residential          117,128     113,950     104,721      97,992      99,855
  Commercial            61,726      60,901      57,880      55,587      57,144
  Industrial            34,171      34,735      33,040      32,681      33,702
  Public and other      26,968      26,953      25,172      24,349      25,172
------------------------------------------------------------------------------
                       239,993     236,539     220,813     210,609     215,873
                    ==========================================================
Net income          $   92,061  $   78,652  $   75,387  $   68,160  $   73,593
Earnings per common
 share on average
 shares outstanding      $2.64       $2.34       $2.29       $2.07       $2.27
Common dividends
 paid per share          $1.28       $1.08       $1.00      $0.925       $0.86

AT YEAR-END
Customers
 (thousands)             1,720       1,706       1,685       1,548       1,529
Total assets        $3,403,141  $3,172,237  $2,948,069  $2,415,805  $2,240,503
Preferred stocks
 with mandatory
 redemption
 requirements
  American Water
   Works Company,
   Inc.             $   40,000  $   40,000  $   40,000  $   40,480  $   40,960
  Subsidiaries          42,326      43,737      46,515      50,895      47,107
Long-term debt
  American Water
   Works Company,
   Inc.             $  116,000  $  131,000  $  131,000  $   73,200  $   73,200
  Subsidiaries       1,268,649   1,177,043   1,056,404     870,940     874,804
Market price per
 share of common
 stock at year-end      $38.88      $27.00      $30.00      $27.38      $26.50

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Management's Discussion and Analysis


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

THE REGULATED COMPANIES

The 22 regulated subsidiary companies provide water service to approximately 6.5 million people in 741 communities in 21 states.

    As public utilities, the regulated companies function under rules and regulations prescribed by state regulatory commissions. Further, each company is subject to the rules of both federal and state environmental protection agencies, particularly with respect to the quality of the water they distribute.

THE FINANCIAL COMPANIES

American International Water Services Company owns a 50% interest in AmericanAnglian Environmental Technologies, a joint venture with British water and wastewater utility Anglian Water Plc. AmericanAnglian provides both technical expertise and financing resources to communities throughout the United States to operate and upgrade their water and wastewater systems.

    In December 1995, AmericanAnglian Environmental Technologies acquired the Company's American Commonwealth Management Services Company subsidiary. American Commonwealth Management Services provides management and operating services, at a profit, to non-affiliated water and wastewater systems. These services are provided under contract to various authorities, utilities, and businesses in Pennsylvania, Massachusetts, Delaware and Florida. American Commonwealth Management Services also owns a facility to regenerate carbon used for water filtration and those capabilities are being marketed to water utilities throughout the country.

    Massachusetts Capital Resources Company is a subsidiary of the Company created during 1995 for the specific purpose of financing the construction of a water treatment plant in Hingham, Massachusetts, that upon completion will be leased to an affiliated regulated company for 40 years.

    Occoquan Land Corporation owns land, buildings, and equipment, most of which are leased to affiliated companies.

    Greenwich Water System is a subsidiary of the Company that owns the common stock of the regulated companies in Connecticut, Massachusetts, New Hampshire, and New York and a portion of the common stock of the regulated company in Pennsylvania.

    American Commonwealth Company is a subsidiary of the Company that owns a portion of the common stock of the regulated company in New Jersey.

THE PHILOSOPHY OF AMERICAN WATER WORKS COMPANY

American Water Works Company is dedicated to providing the best possible water service at an affordable cost consistent with adequate compensation for investors and reasonable wages and benefits for its personnel.

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

    In accordance with this philosophy, the Company seeks to enhance the value of its shareholders' investment through consistent earnings growth.

    The market value of the Company's common stock is subject to the volatility always present in the stock market, as well as to the vagaries of the national economy. The true worth of this stock should be measured by the intrinsic value of the tangible assets of American Water Works and the worth of the organization put in place by the management team. These assets are used to provide a service which is essential for urban living. There is no substitute for water.

---------------------------------------------------------------------------
Management's Discussion and Analysis


THE INVESTMENT STRATEGY OF
AMERICAN WATER WORKS COMPANY

The business of the Company is the investment in common stock of water utilities.

    The purpose of this business is to protect and enhance the value of our shareholders' investment through growth in earnings and dividends per share.

    We seek to accomplish this purpose without diluting existing shareholders' investment.

    Viewed over the long term, we believe this strategy has and will continue to maximize the total return to our shareholders.

    The value of the investment in the Company has increased due to earnings growth. Earnings growth has resulted from increased investment by the Company in its subsidiaries funded by the sale of securities and reinvestment of income. This reinvestment defers shareholder payment of income taxes so earnings growth can be compounded on a larger investment base. It also permits consistent and reliable dividend increases. Investors preferring a greater current yield can supplement their cash flow by occasionally selling a portion of their enhanced investment in the Company.

    The following chart reflects the results of this investment strategy:

            [ID: GRAPHIC -- BAR CHART SHOWING THE FOLLOWING
                    VALUES ON A SCALE OF 0% TO 10%]

                COMPOUND ANNUAL GROWTH RATES 1990 -- 1995

                   Investment in subsidiaries ...  9.5%
                   Operating revenue ............  7.0%
                   Earnings per share ...........  7.4%
                   Dividends per share ..........  9.9%
                   Book value per share .........  7.2%

    The Company's investment in its subsidiaries has increased from $637 million at year-end 1990 to $1 billion at year-end 1995. The top schedule on page 25 defines how this has been accomplished.

    This analysis illustrates that the growth in the Company's investment in its subsidiaries has been accomplished by subsidiary earnings retention, the investment of a portion of the dividends received by the Company from subsidiaries, the sale of securities and bank loans.

    Earnings to common shareholders have risen from $56.4 million in 1990 to $88.1 million in 1995.

    Income to common shareholders of the Company is influenced by three factors:

1.  The amount of investment by the Company
2.  The rate of return on that investment
3.  The costs to operate the Company

    The bottom schedule on page 25 demonstrates the source of change since 1990 in income to common stock.

    This analysis demonstrates that the growth in earnings over this period is the direct result of new investment in subsidiaries. Fluctuations in the rate of return are the result of the influence of weather conditions on sales volume and the response of utility regulation to the economic climate. The cost to operate the Company has increased $7.4 million over this five-year period.

SYSTEM GROWTH AND DEVELOPMENT

CAPITAL SPENDING PROGRAM

The investment in new facilities in 1995 totaled $331 million, which was 24% above 1994 construction expenditures of $266 million. Construction activity planned for 1996 totals $312 million.

    Expenditures recorded in any given year are influenced by many factors, including the economy, regulation, material delivery and weather conditions. It is anticipated that approximately $1.3 billion will be invested in new facilities between now and the year 2000. These expendi-

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------

Analysis of Growth in Investment in Subsidiaries
(000)                                          1995       1994       1993       1992       1991
===============================================================================================
Investment in subsidiaries at
 December 31                             $1,003,088   $898,219   $810,372   $749,513   $693,312
Investment in subsidiaries at
 January 1                                  898,219    810,372    749,513    693,312    636,622
-----------------------------------------------------------------------------------------------
Change during the year                   $  104,869   $ 87,847   $ 60,859   $ 56,201   $ 56,690
                                         ======================================================
Sources of additional investment
 Undistributed earnings of subsidiaries  $   26,315   $ 24,532   $ 18,984   $ 19,401   $ 15,690
 Investment by the Company in
  subsidiary securities                      78,554     63,315     41,875     36,800     41,000
-----------------------------------------------------------------------------------------------
 Change during the year                  $  104,869   $ 87,847   $ 60,859   $ 56,201   $ 56,690
                                         ======================================================

Net income of subsidiaries               $  103,497   $ 89,449   $ 84,248   $ 75,260   $ 80,692
Return on January 1 investment in
 subsidiaries                                 11.5%      11.0%      11.2%      10.9%      12.7%
Subsidiaries' common stock dividend
 payout ratio                                   75%        73%        77%        74%        81%
-----------------------------------------------------------------------------------------------
Dividends to the Company from
 subsidiaries                            $   77,182   $ 64,917   $ 65,264   $ 55,859   $ 65,002
-----------------------------------------------------------------------------------------------
Company's use of cash
 Mandatory redemption of securities              --         --        480      1,680     16,930
 Preferred dividends                          3,984      3,984      3,996      4,019      3,420
 Other cash requirements                      9,765     10,744      7,556      6,630      8,471
-----------------------------------------------------------------------------------------------
                                             13,749     14,728     12,032     12,329     28,821
-----------------------------------------------------------------------------------------------
Available for common dividends               63,433     50,189     53,232     43,530     36,181
Common dividends declared                    42,500     34,386     31,130     28,609     26,423
Cash payout ratio                               67%        69%        58%        66%        73%
Available after dividends                    20,933     15,803     22,102     14,921      9,758
Cash at January 1                            17,647     23,302         78         15         23
-----------------------------------------------------------------------------------------------
                                             38,580     39,105     22,180     14,936      9,781
Investment in securities of subsidiaries    (78,554)   (63,315)   (41,875)   (36,800)   (41,000)
Notes and advances to subsidiaries               10      4,510      1,010      5,210      1,015
-----------------------------------------------------------------------------------------------
                                            (39,964)   (19,700)   (18,685)   (16,654)   (30,204)
-----------------------------------------------------------------------------------------------
Net bank borrowings                           3,700         --    (21,255)    11,425    (13,255)
Proceeds from long-term debt                     --         --     81,000         --         --
Proceeds from preferred stock                    --         --         --         --     40,000
Proceeds from common stock                   36,383     37,347      5,442      5,307      3,474
Early redemption of securities                   --         --    (23,200)        --         --
-----------------------------------------------------------------------------------------------
                                             40,083     37,347    41,987      16,732     30,219
-----------------------------------------------------------------------------------------------
Cash at December 31                      $      119   $ 17,647  $ 23,302    $     78   $     15
                                         ======================================================

Analysis of Change in Income
(000)                                          1995       1994       1993       1992       1991
-----------------------------------------------------------------------------------------------
Net income to common stock-current year  $   88,077   $ 74,668   $ 71,391   $ 64,141   $ 69,890
Net income to common stock-prior year        74,668     71,391     64,141     69,890     56,398
-----------------------------------------------------------------------------------------------
Change in income                             13,409      3,277      7,250     (5,749)    13,492
Change in Company operating cost                639      1,924      1,738        317      2,792
-----------------------------------------------------------------------------------------------
Change in investment income              $   14,048   $  5,201   $  8,988   $ (5,432)  $ 16,284
                                         ======================================================

Sources of change in investment income
 Additional investment in subsidiaries   $   10,122   $  6,718   $  6,317   $  6,154   $  8,059
 Change in rate of return on investment       3,926     (1,517)     2,671    (11,586)     8,225
-----------------------------------------------------------------------------------------------
Total change in investment income        $   14,048   $  5,201   $  8,988   $ (5,432)  $ 16,284
                                         ======================================================

---------------------------------------------------------------------------
Management's Discussion and Analysis


tures will support ongoing programs to comply with regulations promulgated to ensure water quality and protect the environment, to keep pace with the development of our service territories and to replace plant as necessary. We expect the investment in this construction program to be recognized in regulatory decisions.

    Supply improvements in 1995 accounted for approximately 5% of the year's construction expenditures. Significant projects included the construction or re-drilling of ground water sources in the systems serving Baldwin Hills and San Marino, California; Greenwood and Franklin, Indiana; Bel Air, Maryland; Atlantic County, Belvedere and Oxford, New Jersey; Clovis, New Mexico; and Tiffin, Ohio. In addition, substantial projects involving new intake, pumping and/or piping facilities were completed in Butler, Pennsylvania and Greenwich, Connecticut for the purpose of enhancing the source of supply capabilities in those systems.

    Investment in treatment and pumping facilities comprised 38% of the 1995 construction expenditures. Construction was nearly completed on a 30 million gallons-per-day capacity treatment plant on the Delaware River in New Jersey as part of the Tri-County Water Supply Project that will supplement community water supplies in three counties of southern New Jersey in the Philadelphia metropolitan area. During 1995, significant production facility improvements were also completed in Kittanning, Pittsburgh, Susquehanna and Yardley, Pennsylvania; Tiffin, Ohio; Lexington, Kentucky; Chattanooga, Tennessee; Huntington, West Virginia; and Haddon Heights, New Jersey. Significant progress was made toward completion of a new 7 million gallons-per-day facility to treat the existing surface and ground water supplies in Hingham, Massachusetts. Additionally, construction was initiated on the 5 million gallons-per-day treatment plant which will serve the Mercer and Summers County regions of West Virginia.

    Investment in new transmission and distribution facilities accounted for 33% of 1995 construction expenditures. The most prominent project involved the completion of nearly 30 miles of 24-inch through 54-inch transmission mains which deliver water from New Jersey-American Water Company's new Tri-County Water Supply Project treatment plant to residents in Burlington, Camden and Gloucester Counties. The project also included construction of 13 interconnections to deliver supply to surrounding water systems. Other significant projects in 1995 involving new transmission and distribution facilities included major main extension programs in Pennsylvania and New Jersey to provide service to residents that previously had inadequate well supplies. Also, booster stations and storage tanks were completed at a number of operating systems during the year.

    Engineering planning remained focused on the importance of having adequate source of supply and production facilities in every service area. This goal has been achieved at most systems and was aggressively addressed at the locations where additional supply is needed due to existing source limitations, projected growth, or regional opportunities. Detailed source of supply and production planning was undertaken for the systems in Jeffersonville and New Albany, Indiana; Alton, Illinois; Millbury, Massachusetts; St. Charles County, Missouri; Monmouth and Ocean Counties, New Jersey; and Norristown, Yardley and Brownsville, Pennsylvania.

    In addition, the Company's formal Comprehensive Planning Study program proceeded with reports completed for West Virginia-American Water Company, which encompasses 13 service areas, and for five systems in Pennsylvania and four systems in Indiana. Along with the continuation of the studies for Indiana-American Water Company and Pennsylvania-American Water
Company, which in total will include 47 separate service areas, studies are underway for the regulated companies in Illinois, Iowa, Missouri, New York, Connecticut and California.

CONSTRUCTION EXPENDITURES BY CATEGORY
(000)                                      1995      1994      1993      1992      1991
=======================================================================================
Water plant
  Sources of supply                    $ 18,156  $ 11,511  $  8,054  $  9,110  $ 10,498
  Treatment and pumping                 125,350    82,700    51,332    53,303    53,361
  Transmission and distribution         110,600   108,929    77,998    80,357    63,232
  Services, meters and fire hydrants     45,835    40,506    34,401    33,989    31,000
  General structures and equipment       29,602    20,703    19,585    17,935    23,698
Wastewater plant                          1,219     1,390     1,746     2,885     1,198
---------------------------------------------------------------------------------------
                                       $330,762  $265,739  $193,116  $197,579  $182,987
                                       ================================================

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------


ACQUISITIONS OF WATER SYSTEMS

In addition to the investment of capital in facilities which are absolutely essential to safe and reliable water service, we continue to search for opportunities to acquire water systems that represent the prospect for enhanced shareholder value. In that regard, in late April of 1995, the Company announced that its subsidiary, Pennsylvania-American Water Company, agreed to purchase the water utility operations of Pennsylvania Gas and Water Company, a subsidiary of Pennsylvania Enterprises, Inc. The asset sale was consummated on February 16, 1996 for approximately $409 million. Pennsylvania-American funded the purchase through short-term borrowings and the assumption of $143 million of long-term debt. The short-term debt will be refunded through the issuance of long-term debt and the sale of common stock to the Company. The acquired operations, which include 10 water treatment plants and 36 reservoirs, serve 400,000 people in northeastern Pennsylvania. With Pennsylvania-American's current service territory primarily in the western and central-southeastern parts of the commonwealth, the Company anticipates that the addition of this large northeastern operation will increase this subsidiary's geographical diversity and provide opportunity for greater operational synergy.

    Pennsylvania-American Water Company also paid $5.3 million for four water systems in the northeastern part of the state, increasing the population it serves by about 30,000 during 1995.

    On November 7, 1995, voters in Howell Township, New Jersey, approved a referendum providing for the sale of the community's water system to the Company's subsidiary, New Jersey-American Water Company, for $35.1 million. The system, which serves 16,000 people, is located between the Shrewsbury and Lakewood operating centers of New Jersey-American. A portion of its supply and treatment capacity will be used to serve those two service territories.

    In 1995, West Virginia-American Water Company paid $0.3 million for three water systems. These systems, including the Town of Winfield in Putnam County, will serve nearly 1,300 people.

    During 1994, the integration of utilities acquired in 1993 in Indiana, Missouri, Ohio and Michigan was completed, resulting in more efficient and productive water service. A total of $62 million was paid for the common stock of these Midwestern utilities that serve a population of approximately 355,000 in 17 communities. The acquired utilities in Indiana and Missouri were merged with the Company's existing subsidiaries in those states effective January 1, 1995. On September 29, 1995, under the threat of taking by eminent domain, the portion of these assets in Ohio which serve a population of 54,000 were sold. The sale of these assets by Ohio Suburban Water Company to the City of Huber Heights was in accordance with a sales agreement providing for the Company to recover the entire investment that it had made only two years earlier. Accordingly, there was no gain or loss from the sale of these assets for $14.4 million.

    During 1995, the Orange County Local Agency Formation Commission decided not to approve a $300 million proposal from California-American Water Company, a subsidiary, to acquire the water and wastewater systems of the Santa Margarita Water District in Orange County, California. This proposal, made in conjunction with a petition by customers of the District, was filed in May 1994.

RESULTS OF OPERATIONS

The Company's experience in assessing the impact of inflation on its business indicates that with timely rate increases authorized by regulators, revenue will likely keep pace with inflation. Inflation did not significantly impact the Company's financial position or results of operations in 1993 through 1995, and it is not expected to materially affect 1996 results.

    The results of operations of the Company for the year ended December 31, 1993 included four months of results from the four acquired Midwestern companies' operations.

OPERATING REVENUES
(000)                            1995         1994         1993
===============================================================
Water service                $779,772     $750,744     $700,181
Wastewater service             14,953       13,933       12,143
Authority management fees       8,095        5,564        5,213
---------------------------------------------------------------
                             $802,820     $770,241     $717,537
                             ==================================

---------------------------------------------------------------------------
Management's Discussion and Analysis


CONSOLIDATED OPERATING REVENUES

Revenues in 1995 totaled $802.8 million and were 4% above those for 1994. The volume of water sold increased 1% to 240 billion gallons in 1995.

    Rate authorizations adjusted the water service rates in effect for 11 regulated companies during 1995. These authorizations are expected to increase annual revenues by $17.3 million. Operating revenues for 1995 included approximately $5.9 million which resulted from these rate orders.

    Three rate adjustments have been authorized for regulated subsidiaries so far in 1996 which will generate approximately $7.2 million of additional annual revenues. Seven applications are awaiting regulatory decisions. If granted in full, they would produce additional annual revenues of $77 million.

    A rate increase application pending for New Jersey-American Water Company accounts for $52.9 million of the $77 million in requested additional annual revenues awaiting decision. That case addresses New Jersey-American's $186 million Tri-County Water Supply Project that takes water from the Delaware River to a new treatment plant and then delivers it throughout the southern New Jersey area by way of a nearly 30-mile long pipeline. On February 2, 1996 an Administrative Law Judge issued a decision on the case finding that the Company had acted reasonably and prudently in designing the project and recommending full rate base recognition of the project that was found to be a reasonable approach to the region's needs. The judge's decision, if approved by the commission, would result in approximately $39.5 million in additional annual revenues. The project was designed partly as a supply source for future wholesale customers who have been mandated by the state to reduce their intake from an aquifer that is suffering from declining water levels. The actual revenues the Company would receive under the judge's decision would depend on how many of these wholesale customers enter into contracts to use water from the project as their alternative source of supply.

    Revenues of $770.2 million in 1994 were 7% above those for 1993. Ten regulated companies received rate orders in 1994, authorizing increases in annual revenues aggregating $27.2 million. Operating revenues for 1994 included approximately $10.4 million which resulted from these rate orders. The 236.5 billion gallons of water sold in 1994 was a 7% increase compared to 1993, reflecting the impact of summer weather patterns and the Company's August 1993 acquisition of the four Midwestern water utilities. The acquisition of the Midwestern utilities increased operating revenues by $22.7 million in 1994 and added 11.6 billion gallons in water sales volume in comparison to 1993.

PERCENTAGE OF WATER REVENUES BY CUSTOMER CLASS
                                 1995         1994         1993
===============================================================
Residential                     57.9%        57.4%        57.1%
Commercial                      22.5%        22.6%        22.8%
Industrial                       7.0%         7.1%         7.2%
Public and other                11.9%        12.0%        12.1%
Other water revenues              .7%          .9%          .8%
---------------------------------------------------------------
                               100.0%       100.0%       100.0%
                               ================================

Residential

Residential water service revenues in 1995 amounted to $451.1 million, an increase of 5% over those for 1994. This 1995 revenue improvement followed an increase of 8% in 1994. The volume of water sold to residential customers increased by 3% in 1995 to 11 7.1 billion gallons. The average unit price of residential water increased by 2% in 1995.
A 2% increase in unit price for water due to rate increases and the comparatively low unit price of water sold by the acquired Midwestern utilities resulted in the average unit price for water in 1994 for residential customers decreasing by 1%.

Commercial

Revenues from commercial customers in 1995 rose by 4% to $175.8 million, following an increase of 6% in 1994. Commercial customers purchased
61.7 billion gallons of water in 1995, 1% more than in 1994. The average unit price of water increased by 3% in 1995, up from a 1% increase in 1994.

Industrial

Industrial water use of 34.2 billion gallons in 1995 was 2% lower than in 1994. Revenues from industrial sales in the amount of $54.4 million were 3% above those recorded in 1994 due to a 4% increase in the average unit price of water. There was no change in the average unit price of water in 1994. Excluding the industrial sales of the four acquired Midwestern utilities, the volume of water used by industrial customers had increased in 1994 for the first time in six years.

Public and Other

Public and other revenues in 1995 rose by 2% to $92.6 million following an increase of 7% in 1994. Revenues derived from municipal governments for fire protection services and customers requiring special private fire service facilities totaled $36.5 million in 1995, exceeding 1994 revenue from these customers by 3%. The 27 billion gallons of water sold to governmental entities and resale customers was approximately equal to the quantities sold in 1994. Revenues generated by these sales totaled $56.1 million and exceeded 1994 revenues by 2%.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------

PERCENTAGE OF WATER SALES (GALLONS) BY CUSTOMER CLASS

                                 1995         1994         1993
===============================================================
Residential                     48.8%        48.2%        47.4%
Commercial                      25.7%        25.7%        26.2%
Industrial                      14.3%        14.7%        15.0%
Public and other                11.2%        11.4%        11.4%
---------------------------------------------------------------
                               100.0%       100.0%       100.0%
                               ================================

Wastewater Service Revenues

Regulated subsidiaries provided wastewater collection service to portions of the Company's service area in New Jersey, Ohio, Pennsylvania, Missouri and Indiana. Revenues from these services amounted to $15.0 million in 1995, compared with $13.9 million in 1994 and $12.1 million in 1993.

Authority Management Fees

These fees represent charges for management services provided by American Commonwealth Management Services Company to public water and wastewater authorities in Pennsylvania, Massachusetts, Delaware and Florida. In late December 1995, American Commonwealth Management Services was acquired by AmericanAnglian Environmental Technologies, a joint venture in which a subsidiary of the Company owns a 50% interest. Management fees of $8.1 million were received for these services in 1995 compared with fees of $5.6 million in 1994 and $5.2 million in 1993.

OPERATING EXPENSES

(000)                                 1995         1994         1993
====================================================================
Operation and maintenance
  expenses                        $402,362     $391,539     $362,451
Depreciation and amortization       79,977       72,892       66,838
General taxes                       76,208       73,085       67,917
--------------------------------------------------------------------
                                  $558,547     $537,516     $497,206
                                  ==================================

CONSOLIDATED OPERATING EXPENSES

Operating expenses in 1995 increased by 4% to $558.5 million, following an 8% increase in 1994. The acquisition of the four Midwestern water utilities increased operating expenses by $16.5 million in 1994 in comparison to 1993.

    Operation and maintenance expenses totaled $402.4 million in 1995, 3% higher than in 1994. These expenses had increased by 8% in 1994. The Midwestern acquisition increased operating and maintenance expenses by $12.4 million in 1994 in comparison to 1993.

    Employee-related costs, representing 48% of operation and maintenance expenses, increased by 2% in 1995 and 9% in 1994.

    The primary components of employee-related costs are wage and salary expenses, which were up 3% to $148.1 million in 1995 following a 5% increase in 1994. The number of employees at year-end totaled 3,777, which was 5% below the employment level of 3,992 at the close of 1994 and 7% below the 4,062 employees at the end of 1993. In 1993, the Company added 158 employees due to the acquisition of four Midwestern water utilities and in 1995, because of the change in ownership of American Commonwealth Management Services Company and the sale of the assets of the Ohio Suburban Water Company, 79 employees left the Company. Excluding the effect of these acquisitions and dispositions, the Company's workforce has decreased by 284 employees or 7% since 1992, as the result of continued efforts to improve operating efficiencies.

    Health care expenses, which include the cost of providing current benefits as well as the expected cost of providing postretirement health care and life insurance benefits, decreased by 12% to $33.7 million in 1995 after a 19% increase in 1994.

    The fluctuation in health care costs is attributable to the timing of the rate recovery permitted by regulatory authorities of the additional expense resulting from the adoption in 1993 of a new accounting standard requiring the Company to accrue the cost of postretirement benefits in a manner similar to that used to account for pensions. These costs declined in 1995 because of rate decisions allowing an increased portion of these expenses to be deferred and recovered in rates in future periods. In 1994 the portion of these postretirement costs that were deferred pending future recovery had declined in comparison to the previous year.

    The cost of providing current health care benefits has been increasing due to the rising cost of medical treatment programs.

    The increase in health care expenses has been moderated by certain cost containment measures that were implemented in 1991, including plan options which provide for employee contributions toward the cost of health care benefits. In 1996 the Company will implement further plan revisions that will encourage employees to take advantage of the managed care plan option and that will require additional contributions from employees and early retirees.

---------------------------------------------------------------------------
Management's Discussion and Analysis



    Pension expense increased by 54% in 1995 to $9.4 million following a 113% increase in 1994. Pension cost is deferred by certain subsidiaries when it is probable such costs will be recovered in future water service rates as contributions are made to the plan. Cash contributions of $10 million in 1995 and $4.8 million in 1994 were made to the pension plan after a period of several years during which no contributions were made due to the funded status of the plan. Deferrals of pension cost decreased in conjunction with the resumption of contributions, resulting in the large increases in pension expense in 1995 and 1994.

OPERATION AND MAINTENANCE EXPENSES

(000)                                 1995         1994         1993
====================================================================
Employee-related costs            $191,151     $187,735     $171,989
Fuel and power                      33,282       33,216       30,530
Purchased water                     44,114       40,375       38,628
Chemicals                           14,974       13,089       11,605
Waste disposal                      12,234       11,994       11,235
Maintenance materials
  and services                      22,258       22,115       21,585
Operating supplies and services     54,416       53,399       48,573
Customer billing and accounting     16,917       14,809       14,442
Other                               13,016       14,807       13,864
--------------------------------------------------------------------
                                  $402,362     $391,539     $362,451
                                  ==================================

    Expenses associated with the collection, treatment, and pumping of water include the cost of fuel and power, water purchased from other suppliers, chemicals for water treatment and purification, and waste disposal. These costs increased by 6% in 1995 after a 7% rise in 1994.
The unit cost of water produced increased 4% in 1995, after being unchanged in 1994. Higher purchased water costs, reflecting increased volume and rate increases authorized for other utilities supplying water to several subsidiaries, were primarily responsible for the rise in the unit cost of production.

    Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, increased by 1% in 1995 following a 2% increase in 1994.

    Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment rental charges. These costs increased by 2% in 1995 after a 10% increase in 1994. Customer billing and accounting charges increased by 14% in 1995, and increased by 3% in 1994. These costs increased in 1995 because of a change from quarterly to monthly billing in several service areas.

    Other operation and maintenance expenses include regulatory costs and system-wide casualty and liability insurance premiums. These expenses decreased by 12% in 1995 after increasing by 7% in 1994. Regulatory costs vary from year-to-year because of changing levels of rate case activity and different amortization periods for these costs. Casualty insurance premiums fluctuate as a result of claims experience.

    Depreciation and amortization increased by 10% in 1995 and 9% in 1994. The higher depreciation expense in both years was primarily due to growth in utility plant in service.

    General taxes, which include gross receipts, franchise, property, capital stock, payroll and miscellaneous taxes, increased by 4% in 1995 after an 8% rise in 1994.

    Gross receipts and franchise taxes, which are a function of revenues, increased by 3% in 1995. Property and capital stock taxes are assessed on the basis of tax values assigned to assets and capitalization. These taxes in 1995 were 6% above those in 1994 due to higher property values and tax rate increases. Payroll taxes in 1995 were approximately equal to 1994.

CONSOLIDATED OTHER INCOME AND INCOME DEDUCTIONS

During 1995 the Company resolved its litigation with the Grafton Water District in Massachusetts to recover the fair market value of the water utility taken through eminent domain by the District in 1988. In 1990, a jury awarded the Company $5.6 million for these assets. Since that time, the District pursued various appeals, all of which resulted in reaffirmation of the jury award. In addition to the approximately $1.1 million paid by the District in 1988, the Company received $6.6 million which included the remainder of the jury award and $2.1 million in interest.

    The total allowance for funds used during construction recorded in 1995 was $21.3 million, which was 104% higher than in 1994. This large increase was due to the New Jersey-American Water Company's $186 million Tri-County Water Supply Project which will begin operation in early 1996.

    Interest expense rose 6% to $117 million in 1995 compared to 1994. This expense had increased by 10% in 1994 primarily due to an increase in total debt to fund construction of new water service assets.

CONSOLIDATED INCOME TAXES

Income taxes increased by 15% in 1995, following a 4% increase in 1994. The 1995 increase in income taxes is due to higher taxable income. Details regarding the components of the total amount of state and federal income taxes, and a reconciliation of statutory to reported federal income tax expense are included in Note 3 to the financial statements.

SUMMARY OF TAXES

(000)                                     1995         1994         1993
========================================================================
Gross receipts and franchise taxes    $ 33,272     $ 32,168     $ 30,174
Property and capital stock taxes        28,868       27,245       24,664
Payroll taxes                           11,524       11,521       10,893
Miscellaneous taxes                      2,544        2,151        2,186
State income taxes                       8,079        7,718        7,375
Federal income taxes                    49,567       42,194       40,489
------------------------------------------------------------------------
                                      $133,854     $122,997     $115,781
                                      ==================================

CONSOLIDATED NET INCOME

Consolidated net income in 1995 totaled $92.1 million and was 17% above 1994 net income. Without the one-time after-tax gain of $3.9 million in 1995 from the litigation relating to the taking through eminent domain of water system assets, consolidated net income increased by 12% in comparison to 1994. Consolidated net income in 1994 was 4% above that recorded in 1993. Consolidated net income to common stock totaled $88.1 million in 1995 and was 18% above that reported for 1994. Without the gain from the settlement of litigation, consolidated net income to common stock increased by 13% above that reported in 1994. It had increased by 5% in 1994.

CAPITALIZATION
                              COMMON        PREFERRED         LONG-TERM
(000)                         EQUITY            STOCK              DEBT
=======================================================================
Company
   1995                     $818,939         $ 51,673        $  131,064
   1994                      733,440           51,673           131,071
   1993                      655,275           51,673           131,074
   1992                      609,572           52,153            73,275
   1991                      568,733           52,633            74,568
-----------------------------------------------------------------------
Regulated Subsidiaries
   1995                     $953,718         $ 50,325        $1,260,389
   1994                      855,961           51,738         1,251,101
   1993                      768,921           54,532         1,060,776
   1992                      705,419           60,093           966,171
   1991                      650,307           56,812           919,074
-----------------------------------------------------------------------
Consolidated
   1995                     $818,939         $100,287        $1,428,970
   1994                      733,440          101,698         1,381,972
   1993                      655,275          104,490         1,192,809
   1992                      609,572          109,529         1,036,604
   1991                      568,733          106,726           986,691
-----------------------------------------------------------------------

CAPITALIZATION RATIOS
                              COMMON        PREFERRED         LONG-TERM
                              EQUITY            STOCK              DEBT
=======================================================================
Company
   1995                          82%               5%               13%
   1994                          80%               6%               14%
   1993                          78%               6%               16%
   1992                          83%               7%               10%
   1991                          82%               7%               11%
-----------------------------------------------------------------------
Regulated Subsidiaries
   1995                          42%               2%               56%
   1994                          40%               2%               58%
   1993                          41%               3%               56%
   1992                          41%               3%               56%
   1991                          40%               3%               57%
-----------------------------------------------------------------------
Note: Long-term debt includes amounts due within one year.

---------------------------------------------------------------------------
Management's Discussion and Analysis


LIQUIDITY AND CAPITAL RESOURCES

Internal sources of cash flow are provided by retention of a portion of earnings, amortization of deferred charges, deferral of taxes and depreciation. Internal cash generation is influenced by weather patterns, economic conditions and the timing of rate relief. When internal cash generation is not sufficient to meet corporate obligations on a timely basis, external sources of funds are utilized. External cash availability and its cost are dependent upon, among other things, the consistency and reliability of earnings. Outside sources of cash consist of short-term bank loans, the sale of securities -- bonds, preferred stock and common stock -- as well as advances and contributions from developers.

THE PARENT COMPANY

The Company pays all of its administrative and interest expenses, meets its mandatory contributions to sinking funds, retires maturing bonds, and pays dividends on all classes of stock from the dividends received from investments in its subsidiary companies. Remaining funds are retained for additional investment in subsidiaries. Investments are made when prospective returns are expected to continue at an adequate level or the potential for satisfactory earnings has been exhibited.

    Periodically, it is necessary to supplement internal sources of cash flow with short-term bank loans. These loans are repaid as internal sources of cash allow or with proceeds from the periodic issuance of new securities.

    In addition to the reinvestment of common stock dividends, the Company's Dividend Reinvestment and Stock Purchase Plan allows shareholders and customers of the regulated subsidiaries to purchase up to $5,000 of common stock each month directly from the Company at the then prevailing market price. Prior to March 1, 1996, such purchases were offered at a 5% discount from the prevailing market price. Common dividends in the amount of $4.8 million were reinvested during 1995, which resulted in the issuance of 169,543 new shares of common stock. Proceeds received from optional cash purchases of 904,936 new shares of common stock totaled $26.1 million in 1995. Another 77,365 shares of common stock were issued in connection with the Employees' Stock Ownership Plan and 102,304 shares of common stock were issued in connection with a 401(k) Savings Plan for Employees in return for cash contributions from employees totaling $1.6 million and Company contributions with a value of $1.4 million.

    The Company invested $78.6 million in new common stock of subsidiaries during 1995. It also increased its equity investment in subsidiaries by $26.3 million from the earnings retained by them.

    The Company plans to continue to use short-term bank borrowings, as cash requirements warrant it, to finance additional investment in subsidiaries. In addition, during 1996, the Company intends to publicly offer common stock to finance the larger investment in subsidiaries related to the acquisition of the water assets of the Pennsylvania Gas and Water Company. Common stock also is expected to be issued in connection with the continuation of the Company's Dividend Reinvestment and Stock Purchase Plan, the Employees' Stock Ownership Plan and the Savings Plan for Employees.

THE SUBSIDIARY COMPANIES

Regulated subsidiary companies fund construction programs and supplement cash flow by borrowing from banks under individual credit lines established annually. Ample credit lines are available to provide funds needed for 1996 construction requirements and to maintain bank borrowings not yet refinanced on a long-term basis. Bank borrowings are repaid from the proceeds obtained from selling bonds and preferred stock either publicly or to institutional investors on a private placement basis, and selling common stock to the Company. Security offerings are made when they are of marketable size, meet indenture and charter requirements and can compete successfully in the capital market. In order to compete successfully, the individual company must have exhibited satisfactory earnings. Capitalization and dividend payout ratios are maintained within a range found acceptable for investor-owned water companies.

    Aggregate bank borrowings of subsidiaries at year-end 1995 amounted to $144.9 million compared to $82.4 million at year-end 1994.

    During 1995, the Company created a subsidiary, Massachusetts Capital Resources Company, for the specific purpose of financing the construction of a water treatment plant. This new subsidiary issued $37.7 million of tax-exempt mortgage bonds with an average maturity of 29 years and a weighted average coupon rate of 6.77%. Upon completion of the plant in 1996, the facility will be leased for 40 years to a regulated subsidiary of the Company.

    Also in 1995, eight subsidiaries issued $94.6 million of taxable mortgage bonds at interest rates between 6.76% and 8.58%. Proceeds from the sale of the bonds were used to repay bank loans, fund construction programs, and to refinance existing debt at lower rates.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------

    The subsidiary companies plan to fund acquisitions, construction programs, and repay bank borrowings and maturing bonds with the issuance of approximately $290 million of long-term debt and $230 million of common stock to the Company in 1996. Excluding short-term borrowings incurred in connection with the recent asset acquisition in Pennsylvania, the combined amount of subsidiary bank borrowings and bonds maturing within one year is expected to remain at approximately the current level during 1996.

    During 1995, subsidiaries repaid $11.6 million of maturing bonds and certain higher yielding bonds before maturity. In addition, subsidiaries made mandatory payments to sinking funds in amounts adequate to retire $73.9 million of debt and redeem $1.4 million of preferred stocks.

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

    The commissioners in Arizona are elected by the voting public. During 1995, the Tennessee Legislature did not renew the authority of the Tennessee Public Service Commission, but in its place created the Tennessee Regulatory Authority. The new Authority will consist of three directors to be appointed by the Governor, the Speaker of the Senate, and the Speaker of the House of Representatives. Under prior regulation by the Tennessee Public Service Commission, each of the commissioners was elected by the electorate of Tennessee. Much of the authority of the Public Service Commission, including the regulation of water companies, will be assumed by the Tennessee Regulatory Authority. The Company does not anticipate any material changes in regulation brought about by this change. In Virginia, members of the State Corporation Commission are elected by a joint vote of the two houses of the general assembly. All other state commissioners regulating subsidiaries are appointed by the governors of the respective states and usually require approval by the state legislature. Commissions range in size from three to seven members. The background of the individuals serving in these important positions covers a broad spectrum.

    Economic regulation deals with many competing, if not conflicting, public pressures. Rate adjustments normally are initiated by the regulated entity. Public hearings, which are basically financial fact-finding sessions, are conducted. The purpose of this process is to set rates for service which assure the financial viability of the regulated entity while ensuring customers high quality service at reasonable cost. A rate case focuses on four areas:

o   The amount of investment in facilities which provide public service

o   The operating cost associated with providing that service

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

    American Water Works personnel participate in regulatory conferences and meetings, including those conducted by regional regulatory associations. Our goal in this effort is to increase understanding of the industry and its unique regulatory requirements.

    The Company appreciates the thoughtful work of the Water Committee of the National Association of Regulatory Utility Commissioners. Its initiatives and the growing public awareness of the importance of adequate water supply have led to progressive regulation which has allowed utility subsidiaries to address, on a timely basis, water supply issues which otherwise would still be unresolved.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Report of Independent Accountants



TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
AMERICAN WATER WORKS COMPANY, INC.

In our opinion, the accompanying consolidated balance sheet and consolidated statement of capitalization and the related consolidated statements of income and retained earnings, of cash flows and of common stockholders' equity of American Water Works Company, Inc. and Subsidiary Companies and the accompanying balance sheet and the related statements of income and retained earnings and of cash flows of American Water Works Company, Inc., present fairly, in all material respects, the consolidated financial position of American Water Works Company, Inc. and Subsidiary Companies and the financial position of American Water Works Company, Inc. at December 31, 1995 and 1994, and the consolidated results of operations and cash flows of American Water Works Company, Inc. and Subsidiary Companies for each of the three years in the period ended December 31, 1995 and the results of operations and cash flows of American Water Works Company, Inc. for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania

January 30, 1996, except as to Note 13, which is as of February 16, 1996

---------------------------------------------------------------------------
Consolidated Balance Sheet
(Dollars in thousands)


At December 31,                                    1995                   1994
==============================================================================
ASSETS
Property, plant and equipment
  Utility plant -- at original cost less
    accumulated depreciation                 $2,884,681             $2,645,079
  Utility plant acquisition adjustments          34,974                 39,212
  Other utility plant adjustments                   147                    196
  Nonutility property, net of accumulated
    depreciation                                 20,144                 18,951
  Excess of cost of investments in
    subsidiaries over book equity at
    acquisition                                  22,638                 22,681
------------------------------------------------------------------------------
                                              2,962,584              2,726,119
------------------------------------------------------------------------------

Current assets
  Cash and cash equivalents                      23,204                 30,091
  Temporary investments -- at cost plus
    accrued interest                                513                  1,448
  Customer accounts receivable                   61,786                 50,375
  Allowance for uncollectible accounts           (1,030)                  (999)
  Unbilled revenues                              47,790                 57,687
  Miscellaneous receivables                       4,571                  5,342
  Materials and supplies                          9,599                  9,846
  Deferred vacation pay                           9,374                  9,256
  Other                                           8,563                  7,531
------------------------------------------------------------------------------
                                                164,370                170,577
------------------------------------------------------------------------------

Regulatory and other long-term assets
  Regulatory asset -- income taxes
    recoverable through rates                   172,265                168,341
  Funds restricted for construction              13,927                 26,213
  Debt and preferred stock expense               20,753                 18,882
  Deferred pension expense                       16,468                 17,931
  Deferred postretirement benefit expense        11,418                  8,545
  Tank painting costs                             8,901                  8,997
  Other                                          32,455                 26,632
------------------------------------------------------------------------------
                                                276,187                275,541
------------------------------------------------------------------------------
                                             $3,403,141             $3,172,237
                                             =================================

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------


                                                   1995                   1994
==============================================================================
CAPITALIZATION AND LIABILITIES
Capitalization
  Common stockholders' equity                $  818,939             $  733,440
  Preferred stocks with mandatory
    redemption requirements                      40,000                 40,000
  Preferred stocks without mandatory
    redemption requirements                      11,673                 11,673
  Preferred stocks of subsidiaries with
    mandatory redemption requirements            42,326                 43,737
  Preferred stocks of subsidiaries without
    mandatory redemption requirements             6,288                  6,288
  Long-term debt
    American Water Works Company, Inc.          116,000                131,000
    Subsidiaries                              1,268,649              1,177,043
------------------------------------------------------------------------------
                                              2,303,875              2,143,181
------------------------------------------------------------------------------
Current liabilities
  Bank debt                                     148,639                 82,425
  Current portion of long-term debt              44,321                 73,929
  Accounts payable                               43,300                 43,629
  Taxes accrued, including federal income        13,098                 13,352
  Interest accrued                               26,263                 26,296
  Accrued vacation pay                            9,512                  9,575
  Other                                          35,940                 27,587
------------------------------------------------------------------------------
                                                321,073                276,793
------------------------------------------------------------------------------
Regulatory and other long-term liabilities
  Advances for construction                     131,141                131,553
  Deferred income taxes                         356,608                339,444
  Deferred investment tax credits                38,515                 39,702
  Accrued pension expense                        30,652                 29,121
  Accrued postretirement benefit expense          9,100                  9,100
  Other                                           3,840                  4,940
------------------------------------------------------------------------------
                                                569,856                553,860
------------------------------------------------------------------------------
Contributions in aid of construction            208,337                198,403
------------------------------------------------------------------------------
Commitments and contingencies                        --                     --
------------------------------------------------------------------------------
                                             $3,403,141             $3,172,237
                                             =================================

The accompanying notes are an integral part of these financial statements.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Consolidated Statement of Income and Retained Earnings
(Dollars in thousands, except per share amounts)

For the years ended December 31,                    1995       1994       1993
==============================================================================
CONSOLIDATED INCOME
Operating revenues                              $802,820   $770,241   $717,537
------------------------------------------------------------------------------
Operating expenses
  Operation and maintenance                      402,362    391,539    362,451
  Depreciation and amortization                   79,977     72,892     66,838
  General taxes                                   76,208     73,085     67,917
------------------------------------------------------------------------------
                                                 558,547    537,516    497,206
------------------------------------------------------------------------------
Operating income                                 244,273    232,725    220,331
Allowance for other funds used during
  construction                                    11,771      5,890      3,757
Gain from eminent domain litigation                6,600         --         --
Other income                                       1,844      2,383      1,609
------------------------------------------------------------------------------
                                                 264,488    240,998    225,697
------------------------------------------------------------------------------
Income deductions
  Interest                                       117,042    110,088     97,235
  Allowance for borrowed funds used during
    construction                                  (9,573)    (4,570)    (3,087)
  Amortization of debt expense                     1,273      1,229      1,563
  Preferred dividends of subsidiaries              3,698      3,814      4,361
  Other deductions                                 2,341      1,873      2,374
------------------------------------------------------------------------------
                                                 114,781    112,434    102,446
------------------------------------------------------------------------------
Income before income taxes                       149,707    128,564    123,251
Provision for income taxes                        57,646     49,912     47,864
------------------------------------------------------------------------------
Net income                                        92,061     78,652     75,387
Dividends on preferred stocks                      3,984      3,984      3,996
------------------------------------------------------------------------------
Net income to common stock                      $ 88,077   $ 74,668   $ 71,391
                                                ==============================
Average shares of common stock
  outstanding (thousands)                         33,382     31,918     31,139
Earnings per common share on average
  shares outstanding                            $   2.64   $   2.34   $   2.29
                                                ==============================
CONSOLIDATED RETAINED EARNINGS
Balance at beginning of year                    $618,875   $578,593   $538,332
Add: net income                                   92,061     78,652     75,387
------------------------------------------------------------------------------
                                                 710,936    657,245    613,719
------------------------------------------------------------------------------
Deduct: dividends
  Preferred stock                                  3,528      3,528      3,540
  Preference stock                                   456        456        456
  Common stock -- $1.28 per share in 1995,
    $1.08 per share in 1994,
    $1.00 per share in 1993                       42,500     34,386     31,130
------------------------------------------------------------------------------
                                                  46,484     38,370     35,126
------------------------------------------------------------------------------
Balance at end of year                          $664,452   $618,875   $578,593
                                                ==============================

The accompanying notes are an integral part of these financial statements.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Consolidated Statement of Cash Flows
(Dollars in thousands)



For the years ended December 31,                    1995       1994       1993
==============================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                     $  92,061  $  78,652  $  75,387
Adjustments
  Depreciation and amortization                   79,977     72,892     66,838
  Provision for deferred income taxes             15,344     17,482      7,873
  Provision for losses on accounts receivable      4,288      3,762      3,377
  Allowance for other funds used during
    construction                                 (11,771)    (5,890)    (3,757)
  Employee benefit expenses greater (less)
    than funding                                  (6,643)    (1,999)     2,567
  Common stock contributions to employee
    benefit plans                                  2,839      2,310      1,581
  Deferred revenues, net                             (17)       138       (398)
  Deferred tank painting costs                    (1,675)    (2,308)    (1,653)
  Deferred rate case expense                      (3,032)    (2,171)    (3,008)
  Deferred extraordinary weather costs                --     (1,248)        --
  Amortization of deferred charges                 6,995      7,726      8,268
  Other, net                                      (1,222)    (2,562)    (1,873)
  Changes in assets and liabilities, net of
    effects from acquisitions
    Accounts receivable                          (14,897)    (5,759)    (9,734)
    Unbilled revenues                              9,897       (389)    (3,738)
    Other current assets                            (785)       364       (352)
    Accounts payable                                (329)    11,985      2,987
    Taxes accrued, including federal income         (254)     1,554       (664)
    Interest accrued                                 (33)     3,070       (674)
    Other current liabilities                      8,353       (265)    (3,257)
------------------------------------------------------------------------------
Net cash from operating activities               179,096    177,344    139,770
------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures                       (330,762)  (265,673)  (193,116)
Allowance for other funds used during
  construction                                    11,771      5,890      3,757
Water system acquisitions, net of
  acquired cash                                   (5,738)    (6,011)   (65,889)
Proceeds from the disposition of property,
  plant and equipment                             16,307      3,013      2,183
Removal costs from property, plant and
  equipment retirements                           (7,204)    (6,375)    (6,201)
Funds restricted for construction activity        12,286    (20,314)      (700)
Temporary investments                                935     (1,049)      (100)
------------------------------------------------------------------------------
Net cash used in investing activities           (302,405)  (290,519)  (260,066)
------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                     132,450    196,400    267,070
Proceeds from preferred stock                         --         --      1,000
Proceeds from common stock                        33,544     35,037      3,861
Net borrowings (repayments) under
  line-of-credit agreements                       66,214   (111,195)    50,535
Advances and contributions for construction,
  net of refunds                                  19,296     22,586     20,661
Debt issuance costs                               (1,735)    (4,076)    (4,718)
Repayment of long-term debt                      (85,452)    (7,303)  (152,050)
Redemption of preferred stocks                    (1,411)    (2,792)    (7,071)
Dividends paid                                   (46,484)   (38,370)   (35,126)
------------------------------------------------------------------------------
Net cash from financing activities               116,422     90,287    144,162
------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                                (6,887)   (22,888)    23,866
Cash and cash equivalents at beginning of year    30,091     52,979     29,113
                                               -------------------------------
Cash and cash equivalents at end of year       $  23,204  $  30,091  $  52,979
                                               ===============================
Cash paid during the year for:
  Interest, net of capitalized amount          $ 119,676  $ 108,653  $  99,433
                                               ===============================
  Income taxes                                 $  44,191  $  34,429  $  41,880
                                               ===============================

Common stock issued in lieu of cash in connection with the Employees' Stock
Ownership Plan and the Savings Plan for Employees totaled $2,839 in 1995,
$2,310 in 1994 and $1,581 in 1993. Capital lease obligations of $66 were recorded in 1994.
The accompanying notes are an integral part of these financial statements.


---------------------------------------------------------------------------
Consolidated Statement of Capitalization
(Dollars in thousands, except per share amounts)

At December 31,                                           1995            1994
==============================================================================
COMMON STOCKHOLDERS' EQUITY:
  Common stock -- $1.25 par value, authorized
    100,000,000 shares, outstanding 33,913,335
    shares in 1995 and 32,659,187 shares in 1994      $ 42,392        $ 40,824
  Paid-in capital                                      114,161          76,003
  Retained earnings                                    664,452         618,875
  Unearned compensation                                 (2,066)         (2,262)
------------------------------------------------------------------------------
                                                       818,939         733,440
------------------------------------------------------------------------------

At December 31, 1995, common shares reserved for issuance in connection with the Company's stock plans were 30,461,581 shares for the Stockholder
Rights Plan, 4,301,164 shares for the Dividend
Reinvestment and Stock Purchase Plan, 534,849 shares for the Employees' Stock Ownership Plan, 287,233 shares for the Savings Plan for Employees and 350,000 shares for the Long-Term Performance-Based
Incentive Plan.

PREFERRED STOCKS WITH MANDATORY REDEMPTION REQUIREMENTS:
  Cumulative preferred stock -- $25 par value,
    authorized 1,770,000 shares
    8.50% series (non-voting), outstanding 1,600,000
    shares, due for redemption at par value
    on December 1, 2000                                 40,000          40,000
------------------------------------------------------------------------------

PREFERRED STOCKS WITHOUT MANDATORY REDEMPTION REQUIREMENTS:
  Cumulative preferred stock -- $25 par value
    5% series, outstanding 101,777 shares                2,544           2,544
  Cumulative preference stock -- $25 par value,
    authorized 750,000 shares
    5% series (non-voting), outstanding 365,158 shares   9,129           9,129
  Cumulative preferential stock -- $35 par value,
    authorized 3,000,000 shares, no outstanding shares      --              --
------------------------------------------------------------------------------
                                                        11,673          11,673
------------------------------------------------------------------------------

PREFERRED STOCKS OF SUBSIDIARIES:
  Dividend rate
    3.9% to less than 5%                                 7,523           8,052
      5% to less than 6%                                 5,719           5,866
      6% to less than 7%                                 2,285           2,479
      7% to less than 8%                                 2,370           2,420
      8% to less than 9%                                24,907          24,940
      9% to less than 10%                                4,970           5,188
     10% to less than 11%                                  840             980
     11% to less than 12%                                   --              --
     12% to less than 13%                                   --             100
------------------------------------------------------------------------------
                                                        48,614          50,025
------------------------------------------------------------------------------

Preferred stock agreements of certain subsidiaries require annual sinking fund payments in varying amounts and permit redemption at various prices at the option of the subsidiaries on thirty days' notice, or, in the event of involuntary liquidation, at par value plus accrued dividends. Sinking fund payments for the next five years will amount to $1,266 in 1996, $1,321 in 1997, $1,314 in 1998 and $1,247 in 1999, and $1,149
in 2000.

The subsidiaries issued preferred stock with a value of $1,000 in 1993. Redemptions of preferred stock amounted to $1,411 in 1995, $2,792 in 1994 and $6,591 in 1993.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------


                                           CURRENT
                                        MATURITIES          1995          1994
==============================================================================
LONG-TERM DEBT OF AMERICAN WATER
WORKS COMPANY, INC.:
  8.91% Series B-1 debentures,
    due December 1, 1996                   $15,000    $       --    $   15,000
  9.06% Series B-2 debentures,
    due December 1, 1999                        --        35,000        35,000
  7.41% Series C debentures,
    due May 1, 2003                             --        81,000        81,000
------------------------------------------------------------------------------
                                            15,000       116,000       131,000
------------------------------------------------------------------------------

Capital lease obligations to a subsidiary were $40 in 1995 and $51 in 1994.

LONG-TERM DEBT OF SUBSIDIARIES:
  Interest Rate
    4% to less than 5%                          37           326           363
    5% to less than 6%                         505       112,646       113,151
    6% to less than 7%                           4       276,304       229,140
    7% to less than 8%                          39       297,323       240,212
    8% to less than 9%                      12,900       203,800       196,589
    9% to less than 10%                     15,004       311,021       327,525
    10% to less than 11%                       455        65,225        65,680
    11% to less than 12%                        --            --            --
    12% to less than 13%                        --            --            --
    13% to less than 14%                        --            --         2,002
    14% to less than 15%                        50           700           750
------------------------------------------------------------------------------
                                            28,994     1,267,345     1,175,412
  Capital leases                               327         1,304         1,631
------------------------------------------------------------------------------
                                           $29,321     1,268,649     1,177,043
------------------------------------------------------------------------------
                                                      $2,303,875    $2,143,181
                                                      ========================

Maturities of long-term debt of subsidiaries, including sinking fund requirements, during the next five years will amount to $29,321 in 1996, $56,430 in 1997, $24,404 in 1998, $17,254 in 1999
and $36,243 in 2000.

Long-term debt of subsidiaries is substantially secured by utility plant and by a pledge of certain securities of subsidiaries and affiliates.

The accompanying notes are an integral part of these financial statements.


               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Consolidated Statement of Common Shareholders' Equity
(Dollars in thousands, except per share amounts)

                                         Common Stock                                                   Common
                                    ---------------------    Paid-in    Retained       Unearned  Stockholders'
                                        Shares  Par Value    Capital    Earnings   Compensation         Equity
==============================================================================================================
BALANCE AT DECEMBER 31, 1992        31,035,083    $38,794   $ 32,446    $538,332        $    --       $609,572

   Net income                               --         --         --      75,387             --         75,387
   Dividend reinvestment                78,932         99      1,956          --             --          2,055
   Stock purchase                       21,599         27        355          --             --            382
   Employees' stock ownership plan      86,966        109      2,250          --             --          2,359
   Savings plan for employees           21,163         26        620          --             --            646
   Dividends:
     Preferred stocks                       --         --         --      (3,996)            --         (3,996)
     Common stock, $1.00 per share          --         --         --     (31,130)            --        (31,130)
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993        31,243,743     39,055     37,627     578,593             --        655,275

   Net income                               --         --         --      78,652             --         78,652
   Dividend reinvestment               151,254        189      3,910          --             --          4,099
   Stock purchase                    1,092,536      1,365     26,993          --             --         28,358
   Employees' stock ownership plan      82,354        103      2,283          --             --          2,386
   Savings plan for employees           89,300        112      2,392          --             --          2,504
   Incentive plan                           --         --      2,798          --         (2,262)           536
   Dividends:
     Preferred stocks                       --         --         --      (3,984)            --         (3,984)
     Common stock, $1.08 per share          --         --         --     (34,386)            --        (34,386)
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994        32,659,187     40,824     76,003     618,875         (2,262)       733,440

   Net income                               --         --         --      92,061             --         92,061
   Dividend reinvestment               169,543        212      4,576          --             --          4,788
   Stock purchase                      904,936      1,131     24,936          --             --         26,067
   Employees' stock ownership plan      77,365         97      2,363          --             --          2,460
   Savings plan for employees          102,304        128      2,940          --             --          3,068
   Incentive plan                           --         --      3,343          --            196          3,539
   Dividends:
     Preferred stocks                       --         --         --      (3,984)            --         (3,984)
     Common stock, $1.28 per share          --         --         --     (42,500)            --        (42,500)
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995        33,913,335    $42,392   $114,161    $664,452        $(2,066)      $818,939
                                    ==========================================================================

The accompanying notes are an integral part of these financial statements.


                                         AMERICAN WATER WORKS COMPANY, INC.
---------------------------------------------------------------------------
Balance Sheet
(Dollars in thousands)

At December 31,                                           1995            1994
==============================================================================
ASSETS
Investments in subsidiaries
  Securities                                        $1,003,088        $898,219
  Notes and advances                                       110             120
------------------------------------------------------------------------------
                                                     1,003,198         898,339
------------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                                119          17,647
  Other receivable from subsidiaries                     2,673              10
  Other                                                    157             120
------------------------------------------------------------------------------
                                                         2,949          17,777
------------------------------------------------------------------------------
Deferred debits
  Deferred income taxes                                  2,922           2,025
  Debt expense                                             291             346
  Preferred stock expense                                  231             255
  Other                                                     11               2
------------------------------------------------------------------------------
                                                         3,455           2,628
------------------------------------------------------------------------------
Other long-term assets                                   8,982           6,171
------------------------------------------------------------------------------
                                                    $1,018,584        $924,915
                                                    ==========================

CAPITALIZATION AND LIABILITIES
Capitalization
  Common stockholders' equity                       $  818,939        $733,440
  Preferred stocks with mandatory redemption
    requirements                                        40,000          40,000
  Preferred stocks without mandatory redemption
    requirements                                        11,673          11,673
  Long-term debt                                       116,040         131,051
------------------------------------------------------------------------------
                                                       986,652         916,164
------------------------------------------------------------------------------
Current liabilities
  Bank debt                                              3,700              --
  Current portion of long-term debt                     15,024              20
  Taxes accrued, including federal income                   --              53
  Interest accrued                                       1,502           1,414
  Other                                                  1,345             750
------------------------------------------------------------------------------
                                                        21,571           2,237
------------------------------------------------------------------------------
Other long-term liabilities                             10,361           6,514
------------------------------------------------------------------------------
Commitments and contingencies                               --              --
------------------------------------------------------------------------------
                                                    $1,018,584        $924,915
                                                    ==========================

The accompanying notes are an integral part of these financial statements.

                                         AMERICAN WATER WORKS COMPANY, INC.
---------------------------------------------------------------------------
Statements of Income and Retained Earnings
(Dollars in thousands, except per share amounts)

For the years ended December 31,                    1995       1994       1993
==============================================================================
INCOME
Income from subsidiaries
  Equity in earnings of subsidiaries
    Dividends                                   $ 77,182   $ 64,917   $ 65,264
    Undistributed earnings                        26,315     24,532     18,984
------------------------------------------------------------------------------
                                                 103,497     89,449     84,248
  Interest                                             7        154        352
Other income                                       1,147        510        868
------------------------------------------------------------------------------
                                                 104,651     90,113     85,468
------------------------------------------------------------------------------
Expenses
  Operating and administrative expenses            8,086      6,897      5,438
  General taxes                                      239        232        200
  Interest                                        11,027     10,642      9,618
  Amortization of debt expense                        56         56         53
------------------------------------------------------------------------------
                                                  19,408     17,827     15,309
------------------------------------------------------------------------------
Income before income taxes                        85,243     72,286     70,159
Provision for income taxes                        (6,818)    (6,366)    (5,228)
------------------------------------------------------------------------------
Net income                                        92,061     78,652     75,387
Dividends on preferred stocks                      3,984      3,984      3,996
------------------------------------------------------------------------------
Net income to common stock                      $ 88,077   $ 74,668   $ 71,391
                                                ==============================
Average shares of common stock
  outstanding (thousands)                         33,382     31,918     31,139
Earnings per common share on average
  shares outstanding                            $   2.64   $   2.34   $   2.29
                                                ==============================
RETAINED EARNINGS
Balance at beginning of year                    $618,875   $578,593   $538,332
Add: net income                                   92,061     78,652     75,387
------------------------------------------------------------------------------
                                                 710,936    657,245    613,719
------------------------------------------------------------------------------
Deduct: dividends
  Preferred stock                                  3,528      3,528      3,540
  Preference stock                                   456        456        456
  Common stock -- $1.28 per share in 1995,
    $1.08 per share in 1994,
    $1.00 per share in 1993                       42,500     34,386     31,130
------------------------------------------------------------------------------
                                                  46,484     38,370     35,126
                                                ------------------------------
Balance at end of year                          $664,452   $618,875   $578,593
                                                ==============================

The accompanying notes are an integral part of these financial statements.

                                         AMERICAN WATER WORKS COMPANY, INC.
---------------------------------------------------------------------------
Statement of Cash Flows
(Dollars in thousands)

For the years ended December 31,                    1995       1994       1993
==============================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                      $ 92,061   $ 78,652   $ 75,387
Adjustments
  Undistributed earnings of subsidiaries         (26,315)   (24,532)   (18,984)
  Other, net                                       1,620      1,558        739
  Changes in assets and liabilities
    Other current assets                             (24)      (223)       184
    Taxes accrued, including federal income          (71)      (495)       704
    Interest accrued                                  88         36        493
    Other current liabilities                        595       (106)       117
------------------------------------------------------------------------------
Net cash from operating activities                67,954     54,890     58,640
------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiaries' common stock         (78,554)   (63,315)   (42,875)
Redemption of preferred stock by subsidiary           --         --      1,000
Repayment of promissory notes by subsidiaries         10      4,510      1,010
Other                                               (501)      (684)      (594)
------------------------------------------------------------------------------
Net cash used in investing activities            (79,045)   (59,489)   (41,459)
------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                          --         --     81,000
Proceeds from common stock                        36,383     37,347      5,442
Net borrowings (repayments) under
  line-of-credit agreements                        3,700         --    (21,255)
Repayment of long-term debt                          (23)       (15)   (23,214)
Redemption of preferred stock                         --         --       (480)
Dividends paid                                   (46,484)   (38,370)   (35,126)
Other                                                (13)       (18)      (324)
------------------------------------------------------------------------------
Net cash from (used in) financing activities      (6,437)    (1,056)     6,043
------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                               (17,528)    (5,655)    23,224
Cash and cash equivalents at beginning of year    17,647     23,302         78
------------------------------------------------------------------------------
Cash and cash equivalents at end of year        $    119   $ 17,647   $ 23,302
                                                ==============================
Cash paid (received) during the year for:
  Interest                                      $ 10,939   $ 10,606   $  9,125
                                                ==============================
  Income taxes                                  $ (5,844)  $ (5,848)  $ (4,846)
                                                ==============================

The accompanying notes are an integral part of these financial statements.

---------------------------------------------------------------------------
Notes to Financial Statements


NOTE 1: ORGANIZATION AND OPERATION

American Water Works Company, Inc. through its regulated subsidiaries provides water service to 1,720,000 customers in 21 states. As public utilities, the regulated companies function under rules and regulations prescribed by state regulatory commissions.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the parent company and all subsidiaries. All intercompany accounts and transactions are eliminated.

    Parent company financial statements reflect the equity method of accounting for investments in common stock of subsidiaries (cost plus equity in subsidiaries' undistributed earnings since acquisition).

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REGULATION

The regulated subsidiaries have incurred various costs and received various credits which have been reflected as regulatory assets and liabilities on the Company's consolidated balance sheets. Accounting for such costs and credits as regulatory assets and liabilities is in accordance with Statement of Financial Accounting Standards No. 71 (SFAS No. 71), "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of generally accepted accounting principles for those companies whose rates are established by or are subject to approval by an independent third-party regulator. Under SFAS No. 71, regulated companies defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be allowed in the ratesetting process in a period different from the period in which they would have been reflected in income by an unregulated company. These deferred regulatory assets and liabilities are then flowed through the income statement in the period in which the same amounts are reflected in rates.

PROPERTY, PLANT AND EQUIPMENT

Additions to utility plant and replacements of retirement units of property are capitalized. Costs capitalized include material, direct labor and such indirect items as engineering and supervision, payroll taxes and benefits, transportation and an allowance for funds used during construction. Repairs, maintenance and minor replacements of property are charged to current operations. The cost of property units retired in the ordinary course of business plus removal cost (less salvage) is charged to accumulated depreciation. The cost of property, plant and equipment is depreciated using the straight-line method over the estimated service lives of the assets.

    Utility plant acquisition adjustments and other utility plant adjustments include the difference between the purchase price of utility plant and its original cost (less accumulated depreciation) and are being amortized principally over 40 years.

INTANGIBLE ASSETS

The excess of cost of investments in subsidiaries over book equity at acquisition, which relates primarily to acquisitions prior to October 31, 1970, is not being amortized because in the opinion of management there has been no diminution in value.

CASH AND CASH EQUIVALENTS

Substantially all of the Company's cash is invested in interest bearing accounts. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of investment grade commercial paper, bank certificates of deposit and United States Government securities. Cash equivalents are stated at cost plus accrued interest.

MATERIALS AND SUPPLIES

Materials and supplies are stated at average cost.

REGULATORY AND OTHER LONG-TERM ASSETS

In accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," the Company has recorded a regulatory asset for the additional revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse. These temporary differences are primarily related to the depreciation of property placed in service before the adoption of full normalization for rate making purposes by regulatory authorities. The regulatory asset for income taxes recoverable through rates on the balance sheet is net of the reduction expected in future revenues as deferred taxes previously provided, attributable to the difference between the state and federal income tax rates under prior law and the current statutory rates, reverse over the average remaining service lives of the related assets.

    Pension expense is deferred by certain subsidiaries when it is probable such costs will be recovered in future water service rates as contributions are made to the pension plan.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------


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

OTHER CURRENT LIABILITIES

Other current liabilities at December 31, 1995 and 1994 include payables to banks of $9,818,000 and $7,009,000, respectively, which represent checks issued but not presented to the banks for payment, net of the related bank balance.

ENVIRONMENTAL COSTS

Environmental expenditures that relate to current operations or provide a future benefit are expensed or capitalized as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated.

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

    Utility plant funded by advances and contributions is excluded from rate base and is generally not depreciated for rate making purposes. Generally, advances and contributions received subsequent to 1986 must be included in taxable income and the related property is depreciable for tax purposes.

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

NEW ACCOUNTING STANDARD

In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," was issued by the Financial Accounting Standards Board requiring implementation by no later than 1996. The statement requires that long-lived assets and certain identifiable intangible assets, including utility plant acquisition adjustments and the excess cost of investments in subsidiaries over book equity at acquisition, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash

---------------------------------------------------------------------------
Notes to Financial Statements


flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss would be based on the fair value of the asset.

    The Statement also requires that a rate-regulated enterprise should charge a regulatory asset to earnings if and when future recovery in rates of that asset is no longer probable.

    Adoption of the Statement effective January 1, 1996, is not expected to have a significant effect on the results of operations or the financial position of the Company.

RECLASSIFICATIONS

Certain reclassifications have been made to conform previously reported data to the current presentation.

NOTE 3: INCOME TAXES

Components of consolidated income tax expense for the years presented in the consolidated statement of income are as follows (in thousands):

                                                    1995       1994       1993
==============================================================================
STATE INCOME TAXES:
Current                                         $  7,938   $  7,399   $  8,681
Deferred
  Current                                             59         97        (57)
  Non-current                                         82        222     (1,249)
------------------------------------------------------------------------------
                                                $  8,079   $  7,718   $  7,375
                                                ==============================
FEDERAL INCOME TAXES:
Current                                         $ 34,485   $ 24,930   $ 31,162
Deferred
  Current                                           (180)         4        (92)
  Non-current                                     16,505     18,511     10,640
  Amortization of deferred
    investment tax credits                        (1,243)    (1,251)    (1,221)
------------------------------------------------------------------------------
                                                $ 49,567   $ 42,194   $ 40,489
                                                ==============================

Following is a reconciliation of federal income tax expense to income tax at the statutory rate (in thousands):

                                                    1995       1994       1993
==============================================================================
Income before federal income tax                $141,628   $120,846   $115,876
                                                ==============================
Income tax at federal statutory rate of 35%     $ 49,570   $ 42,296   $ 40,557
Increases (decreases) resulting from --
    Flow through differences                         556        874      1,494
    Amortization of investment tax credits        (1,243)    (1,251)    (1,221)
    Subsidiary preferred dividends                 1,258      1,297      1,486
    Other                                           (574)    (1,022)    (1,827)
------------------------------------------------------------------------------
Federal income tax expense                      $ 49,567   $ 42,194   $ 40,489
                                                ==============================

The following table provides the components of the net deferred tax liability at December 31 (in thousands):

                                                    1995       1994
===================================================================
DEFERRED TAX ASSETS:
  Advances and contributions                    $132,497   $127,914
  Deferred investment tax credits                 14,849     15,335
  Other                                            9,566      6,633
-------------------------------------------------------------------
                                                 156,912    149,882
-------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Utility plant, principally due
    to depreciation differences                  428,215    405,688
  Income taxes recoverable
    through rates                                 66,259     67,637
  Other                                           19,046     16,001
-------------------------------------------------------------------
                                                 513,520    489,326
-------------------------------------------------------------------
                                                $356,608   $339,444
                                                ===================

As of December 31, 1995 and 1994, the parent company had no material temporary differences. No valuation allowances were required on deferred tax assets at December 31, 1995 and 1994.

NOTE 4: COMPENSATING BALANCES AND BANK DEBT

The Company and its subsidiaries maintain lines of credit with various banks. The total of the unused lines of credit at December 31, 1995 was $38,200,000 for the Company and $123,130,000 for the subsidiaries. Borrowings under such lines of credit generally are payable on demand and bear interest at variable rates. None of the agreements with lending banks have compensating balance requirements.

    Short-term bank borrowing information is as follows (in thousands):

                                                    1995       1994       1993
==============================================================================
Maximum amount outstanding                      $148,639   $195,727   $220,150
Average amount outstanding                       109,530    123,545    171,340
Weighted average annual
  interest rate                                    6.66%      4.60%      3.82%
Interest rate at December 31                       6.33%      4.84%      3.71%

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------

NOTE 5: POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

PENSION BENEFITS

The Company and its subsidiaries have a noncontributory defined benefit pension plan covering substantially all employees. Benefits under the plan are based on the employee's years of service and average annual compensation for those 60 consecutive months of employment which yield the highest average.

    The following table provides pension cost components and the expected long-term rate of return on plan assets used in determining net pension cost (in thousands):

                                                    1995       1994       1993
==============================================================================
Service cost-benefits earned during the year    $  8,332   $ 10,240   $  8,659
Interest cost on projected benefit obligation     25,560     24,360     21,989
Actual return on plan assets                     (94,167)    (9,383)   (23,620)
Net amortization and deferral                     67,768    (15,472)    (1,595)
------------------------------------------------------------------------------
Net pension cost                                $  7,493   $  9,745   $  5,433
                                                ==============================
Assumed asset earnings rate                        8.50%      8.50%      8.75%

    The Company's funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974.
The Company made contributions to the plan of $9,993,000 in 1995 and $4,750,000 in 1994. There was no contribution made in 1993 due to the funded status of the plan. Pension plan assets are invested in a number of investments including a guaranteed interest contract with a major insurance company, equity mutual funds, United States Government securities and publicly traded bonds. In November 1995, the plan received 2,000,000 shares of common stock from Allmerica Financial Corporation in connection with the demutualization of its State Mutual Life Assurance Company subsidiary. State Mutual, as a mutual insurance company, was owned by its policyholders, and the plan has invested significant amounts with that company. The shares of Allmerica Financial received by the plan were subsequently sold, resulting in a net gain of approximately $47,000,000 to the plan. The following table reconciles plan assets and liabilities to the funded status of the plan at December 31 (in thousands):

                                                               1995       1994
==============================================================================
Plan assets at fair value                                  $376,508   $285,641
                                                           ===================
Actuarial present value of benefit obligations:
  Vested benefits                                          $300,475   $226,293
  Non-vested benefits                                         7,873      5,930
------------------------------------------------------------------------------
  Accumulated benefit obligation                            308,348    232,223
  Effect of projected future salary increases                89,036     58,059
------------------------------------------------------------------------------
  Total projected benefit obligation                       $397,384   $290,282
                                                           ===================
Projected benefit obligation in excess of
  plan assets                                              $(20,876)  $ (4,641)
Unrecognized net transition asset                           (16,468)   (18,821)
Unrecognized prior service cost                                 919      1,003
Unrecognized net (gain) loss                                 15,904       (562)
------------------------------------------------------------------------------
Accrued pension cost                                       $(20,521)  $(23,021)
                                                           ===================
Discount rate assumption                                      7.00%      8.75%
Compensation growth rate assumption                           5.00%      5.00%

    The Company also has two unfunded supplemental non-qualified pension plans that provide additional retirement benefits to certain employees of the Company and its subsidiaries. Pension costs for the supplemental plans were $1,163,000 for 1995, $1,344,000 for 1994 and $1,066,000 for 1993. At
December 31, 1995, the projected benefit obligation for these plans totaled $10,313,000. Accrued as a pension liability on the balance sheet is $8,000,000 representing $6,119,000 of accrued pension cost and an unfunded accumulated benefit obligation in excess of accrued pension cost of $1,881,000.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company and its subsidiaries provide certain life insurance benefits for retired employees and certain health care benefits for retired employees and their dependents. Substantially all employees may become eligible for those benefits if they reach retirement age while still working for the Company. Retirees and their dependents under age 65 can elect either a comprehensive medical plan under which covered expenses are paid at 80% (90% prior to August 1, 1993) after an annual deductible has been satisfied or, effective January 1, 1996, a managed care plan that requires copayments. Monthly contributions for early retirements that began prior to age 62 have been required since August 1, 1993, and additional contributions will be required until age 65 for retirements that take place after 1995. A basic/major medical plan that covered 100% of hospital and surgical expenses and required additional contributions will not be available after 1995. Retirees and their dependents age 65 and over are covered by a Medicare supplement plan.

---------------------------------------------------------------------------
Notes to Financial Statements


    The following table provides postretirement benefit cost components and the expected long-term rate of return used in determining net postretirement benefit cost (in thousands):

                                                     1995      1994       1993
==============================================================================
Service cost-benefits earned during the year      $ 4,641   $ 5,759    $ 5,153
Interest cost on accumulated postretirement
  benefit obligation                               11,637    10,374     10,100
Actual return on plan assets                       (2,450)     (975)        --
Net amortization and deferral                       5,196     5,648      6,173
------------------------------------------------------------------------------
Net postretirement benefit cost                   $19,024   $20,806    $21,426
                                                  ============================
Assumed asset earnings rate                         7.70%     7.70%      7.70%

    The transition obligation of $122,115,000 at January 1, 1993 is being amortized over twenty years.

    The Company made contributions to trust funds established for its postretirement benefit plans of $19,024,000 in 1995, $20,806,000 in 1994 and $8,235,000 in 1993. The Company's policy is to fund postretirement benefit costs accrued. Plan assets are invested in both a mutual fund comprised of high quality debt securities and a municipal bond money market fund. The following table reconciles the funded status of the plan with the liability included in the consolidated balance sheet at December 31 (in thousands):

                                                               1995       1994
==============================================================================
Plan assets at fair value                                 $  47,446  $  32,142
                                                          ====================
Actuarial present value of postretirement
  benefit obligations:
    Retirees and dependents                               $  60,248  $  53,300
    Fully eligible active plan participants                   4,363      3,847
    Other active plan participants                           88,080     73,980
------------------------------------------------------------------------------
Total accumulated postretirement
  benefit obligation                                      $ 152,691  $ 131,127
                                                          ====================
Accumulated postretirement benefit
  obligation in excess of plan assets                     $(105,245) $ (98,985)
Unrecognized transition obligation                           97,357    109,903
Unrecognized prior service costs                                 --      3,537
Unrecognized net gain                                        (1,212)   (23,555)
------------------------------------------------------------------------------
Accrued postretirement benefit cost                       $  (9,100) $  (9,100)
                                                          ====================
Discount rate assumption                                      7.00%      8.75%
Compensation growth rate assumption                           5.00%      5.00%

    The health care cost trend rate, used to calculate the Company's cost for postretirement health care benefits, is a 9% annual rate in 1996 that is assumed to decrease gradually to a 5.5% annual rate for 2003 and remain at that level thereafter for the comprehensive plan and a constant 5.5% annual rate for the managed care plan. A one-percentage-point increase in the health care cost trend rate would have increased the accumulated postretirement benefit obligation by $22,200,000 at January 1, 1996 and the aggregate of the service and interest cost components of postretirement benefit costs for 1995 by $2,600,000.

NOTE 6: LEASES

The Company has entered into operating leases involving certain facilities and equipment. Rental expenses under operating leases were $8,985,000 for 1995, $8,264,000 for 1994 and $8,706,000 for 1993. Capital
leases currently in effect are not significant.

    At December 31, 1995, the minimum annual future rental commitment under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows (in thousands):

=====================================
1996                           $3,878
1997                            2,937
1998                            2,168
1999                            1,411
2000                              824
Later years                     3,264
-------------------------------------

NOTE 7: COMMON STOCKHOLDERS' EQUITY

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company's Dividend Reinvestment and Stock Purchase Plan was amended on July 1, 1993, to provide for optional cash purchases of newly issued common stock of the Company. In addition to permitting record holders of common stock to have all or part of their dividends automatically reinvested in additional shares of common stock, the plan permits stockholders to purchase up to $5,000 of common stock each month directly from the Company. The initial costs associated with the plan amendment providing for optional cash purchase of stock of $507,000 in 1994 and $299,000 in 1993 were charged to paid-in capital.

    The plan was amended, as of March 1, 1996, to provide for new shares purchased under the plan to be priced at the applicable average market price. Until March 1, 1996, shares purchased with reinvested dividends or optional cash purchases were priced at 95% of the applicable average market price.

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

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------

matching contributions in an amount equal to 100% of each participant's contribution.

    The Company expensed contributions of $1,408,000 for 1995, $1,366,000 for 1994 and $1,350,000 for 1993 that it made to the plan. The trustee of the plan may purchase shares of the Company's common stock from the Company, on the open market, or from a qualified stockholder.

SAVINGS PLAN FOR EMPLOYEES

The Company and its subsidiaries implemented a 401(k) Savings Plan for Employees on August 1, 1993 for all employees who have more than six months of service. Employee contributions are invested at the direction of the employee in one or more funds including a fund consisting entirely of common stock of the Company. The Company matches a portion of the contributions of participating employees up to a designated level. Effective January 1, 1996, the Company will match 45% of the first 4% of each employee's pay contributed to the plan. All of the Company's matching contributions are invested in the fund of Company common stock. The trustee of the plan may purchase shares of the Company's common stock from the Company at the prevailing market price, on the open market, or from a qualified stockholder.

    The Company expensed matching contributions to the plan totaling $1,429,000 for 1995, $999,000 for 1994 and $291,000 for 1993.

LONG-TERM PERFORMANCE-BASED INCENTIVE PLAN

In 1994 the Company and its subsidiaries implemented a Long-Term Performance-Based Incentive Plan effective as of January 1, 1993. Under the plan, designated executives and other key employees will be eligible to receive awards if performance cycle goals based on earnings-per-share growth and total return to Company stockholders, in comparison to a designated peer group of water companies, are met. The plan is administered by the Compensation and Management Development Committee of the Board of Directors. The Committee will determine the value or range of values, including the maximum value, of awards to each participant. Awards may be paid in the form of cash, restricted shares of common stock, or a combination of both.

    The market value of common stock expected to be awarded under the plan has been recorded as unearned compensation and is shown as a separate component of common stockholders' equity. The unearned compensation is being charged to expense over the three-year performance cycle. Such expense was $5,386,000 in 1995 and $914,000 in 1994.

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

NOTE 8: COMMITMENTS AND CONTINGENCIES

Construction programs of subsidiaries for 1996 are estimated to cost approximately $312,000,000. Commitments have been made in connection with certain construction programs.

    The Company's subsidiary, New Jersey-American Water Company, has a rate increase application requesting $52.9 million in additional annual revenues awaiting decision. That case addresses New Jersey-American's $186 million Tri-County Water Supply Project that takes water from the Delaware River to a new treatment plant and then delivers it throughout the southern New Jersey area by way of a nearly 30-mile long pipeline. On February 2, 1996 an Administrative Law Judge issued a decision on the case finding that the Company had acted reasonably and prudently in designing the project and recommending full rate base recognition of the project that was found to be a reasonable approach to the region's needs. The judge's decision, if approved by the commission, would result in approximately $39.5 million in additional annual revenues. The project was designed partly

---------------------------------------------------------------------------
Notes to Financial Statements


as a supply source for future wholesale customers who have been mandated by the state to reduce their intake from an aquifer that is suffering from declining water levels. The actual revenues the Company would receive under the judge's decision would depend on how many of these wholesale customers enter into contracts to use water from the project as their alternative source of supply.

    The Company is routinely involved in condemnation proceedings and legal actions relating to several regulated subsidiaries. In the opinion of management, none of these matters will have a material adverse effect, if any, on the financial position or results of operations of the Company.

NOTE 9: FAIR VALUES OF FINANCIAL INSTRUMENTS

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

The carrying amounts and fair values of the Company's financial instruments at December 31, 1995 and 1994 are as follows (in thousands):

                                                  CARRYING
1995                                                AMOUNT          FAIR VALUE
==============================================================================
Preferred stocks of the Company with
  mandatory redemption requirements             $   40,000          $   42,496
Preferred stocks of subsidiaries with
  mandatory redemption requirements                 42,326              49,242
Long-term debt of the Company                      131,000             140,632
Long-term debt of subsidiaries                   1,296,339           1,455,561

                                                  CARRYING
1994                                                AMOUNT          FAIR VALUE
==============================================================================
Preferred stocks of the Company with
  mandatory redemption requirements             $   40,000          $   40,356
Preferred stocks of subsidiaries with
  mandatory redemption requirements                 43,737              41,838
Long-term debt of the Company                      131,000             126,432
Long-term debt of subsidiaries                   1,249,022           1,210,456

NOTE 10: ACQUISITIONS AND DISPOSITION

PENNSYLVANIA GAS AND WATER COMPANY WATER UTILITY OPERATIONS ACQUISITION

As discussed in Note 13, the Company's subsidiary in Pennsylvania acquired the water utility operations of Pennsylvania Gas and Water Company.

MIDWESTERN WATER UTILITIES ACQUISITION

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

GRAFTON, MASSACHUSETTS EMINENT DOMAIN PROCEEDING

During the second quarter of 1995, the Company resolved its litigation with the Grafton Water District in Massachusetts to recover the fair market value of the water utility taken through eminent domain by the District in 1988. In 1990, a jury awarded the Company $5,600,000 for these assets that had served 2,300 customers. Since that time, the District pursued various appeals, all of which resulted in reaffirmation of the jury award. In addition to the $1,100,000 paid by the District in 1988, the Company received $6,600,000 which includes the remainder of the jury award and $2,100,000 in interest. This produced a gain in 1995 of $3,900,000, or $.12 per share, after applicable income taxes.

OHIO SUBURBAN WATER COMPANY EMINENT DOMAIN PROCEEDING

On September 29, 1995, the City of Huber Heights acquired, under threat of taking through eminent domain, the assets of the Ohio Suburban Water Company for $14,400,000. Ohio Suburban, which had served 14,600 customers, was acquired by the Company's subsidiary in Ohio as part of the Midwestern water utilities acquisition described above. The sale of these assets, in accordance with a sales agreement providing for the Company to recoup the entire investment that it made only two years ago, did not have an adverse financial effect on the Company.

HOWELL TOWNSHIP, NEW JERSEY ACQUISITION

On November 7, 1995, voters in Howell Township, New Jersey approved a referendum providing for the sale of the community's water system to the Company's subsid-

                       AMERICAN WATER WORKS, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------

iary, New Jersey-American Water Company, for approximately $35,100,000. The system which serves 5,500 customers is located between New
Jersey-American's Shrewsbury and Lakewood operations, and a portion of its supply and treatment capacity will be used to serve those two service territories. New Jersey-American and Howell Township are currently finalizing the terms of the acquisition which is expected to be accomplished in 1996.

NOTE 11: JOINT VENTURE

A subsidiary of the Company owns a 50 percent interest in AmericanAnglian Environmental Technologies, a joint venture with British water and wastewater utility Anglian Water Plc. AmericanAnglian provides both technical expertise and financing resources to help communities throughout the United States to upgrade their water and wastewater systems. The results of the joint venture are accounted for by the Company under the equity method.

    In December 1995, half of the common stock of the Company's American Commonwealth Management Services Company subsidiary was sold to Anglian Water Plc. for $1,174,000 in cash. The Company and Anglian then transferred ownership of American Commonwealth Management Services to their AmericanAnglian joint venture. American Commonwealth Management Services provides management and operating services, at a profit, to non-affiliated water and wastewater systems. It also owns a facility to regenerate carbon used For water filtration and those capabilities are being marketed to affiliated and non-affiliated water utilities throughout the country.

NOTE 12:  UTILITY PLANT

Information on utility plant by category at December 31 is as follows (in thousands):

                                                               1995       1994
==============================================================================
Water plant
  Sources of supply                                      $  147,159 $  140,743
  Treatment and pumping                                     669,161    634,792
  Transmission and distribution                           1,550,687  1,468,584
  Services, meters and fire hydrants                        595,156    553,262
  General structures and equipment                          213,070    200,609
Wastewater plant                                             29,451     32,351
Construction in progress                                    270,824    149,866
------------------------------------------------------------------------------
                                                          3,475,508  3,180,207
Less-accumulated depreciation                               590,827    535,128
------------------------------------------------------------------------------
                                                         $2,884,681 $2,645,079
                                                         =====================

NOTE 13: SUBSEQUENT EVENT

On February 16, 1996, the Company's subsidiary, Pennsylvania-American
Water Company, completed the acquisition of the water utility operations of Pennsylvania Gas and Water Company for approximately $409,000,000. The acquired operations, which include 10 water treatment plants and 36 reservoirs, serve 132,000 customers in northeastern Pennsylvania. With Pennsylvania-American's current service territory primarily in the western and central-southeastern parts of the commonwealth, the Company anticipates that the addition of this large northeastern operation will increase this subsidiary's geographical diversity and provide opportunity for greater operational synergy.

    The acquisition, which will be accounted for under the purchase method, was financed with short-term borrowings and the assumption of $143,000,000 of long-term debt.

NOTE 14: QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1995 and 1994 (in thousands, except per share amounts) are as follows:

                                  FIRST    SECOND     THIRD    FOURTH
1995                            QUARTER   QUARTER   QUARTER   QUARTER     TOTAL
===============================================================================
Operating revenues             $180,844  $200,662  $222,961  $198,353  $802,820
Operating income                 48,010    63,791    78,139    54,333   244,273
Net income                       13,547    27,425    32,599    18,490    92,061
Net income to common stock       12,551    26,429    31,603    17,494    88,077
Net income per common share        $.38      $.80      $.94      $.52     $2.64

                                  FIRST    SECOND     THIRD    FOURTH
1994                            QUARTER   QUARTER   QUARTER   QUARTER     TOTAL
===============================================================================
Operating revenues             $177,659  $195,136  $209,844  $187,602  $770,241
Operating income                 43,886    63,044    71,587    54,208   232,725
Net income                       10,430    22,729    27,815    17,678    78,652
Net income to common stock        9,434    21,733    26,820    16,681    74,668
Net income per common share        $.30      $.68      $.84      $.51     $2.34

---------------------------------------------------------------------------
Company Information



DIVIDEND REINVESTMENT AND STOCK PURCHASE

Through the Company's Dividend Reinvestment and Stock Purchase Plan, shareholders of American Water Works Company, Inc. can automatically reinvest all or part of their dividends in American Water common stock and purchase additional shares of Company stock at a the prevailing market price. Also, customers of American Water's regulated subsidiaries may buy initial shares of common stock through the plan. For more information or an application for participation contact The First National Bank of Boston, c/o Boston EquiServe, L.P., Mail Stop 45-02-64, P.O. Box 644, Boston, MA 02102-0644 or call (800) 736-3001 or (617) 575-3100.

SHAREHOLDER INFORMATION

Inquiries regarding shareholder stock ownership, dividends or the transfer/reissuance of shares can be addressed to our Transfer Agent, The First National Bank of Boston, c/o Boston EquiServe, L.P., Mail Stop 45-02-64, P.O. Box 644, Boston, MA 02102-0644 or telephone (800) 736-3001 or (617) 575-3100. Transfer requests sent by mail should provide the appropriate instructions. Other shareholder inquiries should be directed to W. Timothy Pohl, Esq., General Counsel and Secretary, P.O. Box 1770, Voorhees, NJ 08043, telephone (609) 346-8200.

INVESTOR RELATIONS

Investors desiring information about the Company can contact J. James Barr, Vice President, Treasurer and Chief Financial Officer, P.O. Box 1770, Voorhees, NJ 08043, telephone (609) 346-8200.

ANNUAL MEETING

The 1996 Annual Meeting of American Water Works Company shareholders will be held on Thursday, May 2, at 11:00 a.m. at the Company's Corporate Center, 1025 Laurel Oak Road, Voorhees, New Jersey.


RANGE OF MARKET PRICES

AWK is the trading symbol of American Water Works Company, Inc. on the New York Stock Exchange on which the Common Stock, 5% Preferred Stock and 5% Preference Stock of the Company are traded.

                 Common Stock       5% Preferred Stock    5% Preference Stock
-----------------------------------------------------------------------------
Newspaper listing    AmWtr               A Wat pr              A Wat pf
-----------------------------------------------------------------------------
1995             High        Low       High        Low       High         Low
=============================================================================
1st quarter   $29-1/2    $26-3/4    $19        $17        $19         $17
2nd quarter    32         28-1/2     19         17-1/8     19          17-3/4
3rd quarter    32-3/4     29-1/8     19-1/2     18         19-5/8      18
4th quarter    39-1/4     30-1/2     20-1/2     17-3/4     19-1/2      18

Quarterly
 dividend
 paid per share    32 cents            31-1/4 cents           31-1/4 cents
Number of stock-
 holders at De-
 cember 31, 1995   32,653                  275                     936
-----------------------------------------------------------------------------

                 Common Stock       5% Preferred Stock    5% Preference Stock
-----------------------------------------------------------------------------
Newspaper listing    AmWtr               A Wat pr              A Wat pf
-----------------------------------------------------------------------------
1994             High        Low       High        Low       High         Low
=============================================================================
1st quarter   $32-1/4    $27-5/8    $22-1/2    $20-3/4    $22-1/2     $20
2nd quarter    29-5/8     26-3/8     21         18-1/8     20-3/4      18
3rd quarter    28-1/4     26         19-3/4     17-1/2     20-3/4      18
4th quarter    27-1/2     25-1/4     19         16-1/2     18-3/4      16-1/2

Quarterly
 dividend
 paid per share    27 cents            31-1/4 cents           31-1/4 cents
Number of stock-
 holders at De-
 cember 31, 1994   28,761                  293                    1,007
-----------------------------------------------------------------------------

The common and 5% preferred stocks have voting rights.


[RECYCLE LOGO]
This Annual Report is printed on recycled paper.

                                                                         57