Form 10-K405, Exhibit 13
period 1996-12-31
AMERICAN WATER WORKS CO INC
filed 1997-03-24
CIK 318819

EXHIBIT 13

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Consolidated Summary of Selected Financial Data
(Dollars in thousands, except per share amounts; adjusted for 1996 stock split)

For the years ended
December 31,                   1996           1995           1994           1993           1992
===============================================================================================
Revenues
 Water service
  Residential            $  510,050     $  451,143     $  431,225     $  399,916     $  360,800
  Commercial                197,314        175,792        169,532        159,335        147,983
  Industrial                 62,153         54,423         53,049         50,490         47,492
  Public and other          101,816         92,565         90,436         84,861         79,196
 Other water revenues         7,935          5,902          6,502          5,579          5,372
-----------------------------------------------------------------------------------------------
                            879,268        779,825        750,744        700,181        640,843
 Wastewater service          15,378         14,953         13,933         12,143         11,391
 Management fees                 --          8,042          5,564          5,213          5,126
-----------------------------------------------------------------------------------------------
                         $  894,646        802,820     $  770,241     $  717,537     $  657,360
                         ======================================================================
Water sales (million gallons)
  Residential               119,900        117,128        113,950        104,721         97,992
  Commercial                 63,491         61,726         60,901         57,880         55,587
  Industrial                 36,129         34,171         34,735         33,040         32,681
  Public and other           27,764         26,968         26,953         25,172         24,349
-----------------------------------------------------------------------------------------------
                            247,284        239,993        236,539        220,813        210,609
                         ======================================================================

Net income               $  101,674         92,061     $   78,652     $   75,387     $   68,160
Earnings per common
 share on average
 shares outstanding           $1.31          $1.32          $1.17          $1.15          $1.04
Common dividends
 paid per share               $ .70          $ .64          $ .54          $ .50          $ .46

AT YEAR-END
Customers
(thousands)                   1,884          1,720          1,706          1,685          1,548
Total assets             $4,032,156     $3,403,141     $3,172,237     $2,948,069     $2,415,805
Preferred stocks
 with mandatory
 redemption
 requirements
  American Water
   Works Company,
   Inc.                  $   40,000     $   40,000     $   40,000     $   40,000     $   40,480
  Subsidiaries               41,060         42,326         43,737         46,515         50,895
Long-term debt
  American Water
   Works Company,
   Inc.                  $  116,000     $  116,000     $  131,000     $  131,000     $   73,200
  Subsidiaries            1,600,394      1,268,649      1,177,043      1,056,404        870,940
Market price per
 share of common
 stock at year-end           $20.63         $19.44         $13.50         $15.00         $13.69

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Management's Discussion and Analysis


DESCRIPTION OF THE BUSINESS

THE COMPANY

The principal business of American Water Works Company is the ownership of common stock of companies providing water supply service.

THE SERVICE COMPANY

The American Water Works Service Company, a subsidiary, provides professional services as required to affiliated companies. These services include accounting, engineering, operations, finance, water quality, information systems, personnel administration and training, purchasing, insurance, safety, and community relations. This arrangement, which provides these services at cost, affords affiliated companies support otherwise unavailable economically or on a timely basis. The regulated companies with less than 100,000 customers have a greater need to draw on these services than do larger companies.

THE REGULATED COMPANIES

The 22 regulated subsidiary companies provide water service to approximately 7 million people in more than 800 communities in 21 states.

    As public utilities, each company is subject to the rules of both federal and state environmental protection agencies, particularly with respect to the quality of the water they distribute. In addition, with the exception of Michigan-American Water Company, which is not rate-regulated, the regulated companies function under economic regulations prescribed by state regulatory commissions.

THE FINANCIAL COMPANIES

American International Water Services Company owns a 50% interest in AmericanAnglian Environmental Technologies, a joint venture with Anglian Water Plc., a British water and wastewater utility. AmericanAnglian provides both technical expertise and financing resources to communities in Pennsylvania, North and South Carolina and Virginia to operate and upgrade their water and wastewater systems.

    In December 1995, AmericanAnglian Environmental Technologies acquired the Company's American Commonwealth Management Services Company subsidiary. American Commonwealth Management Services provides management and operating services, at a profit, to non-affiliated water and wastewater systems. These services are provided under contract to various authorities, utilities, and businesses in Pennsylvania, Massachusetts, Delaware and Florida. American Commonwealth Management Services also owns facilities to regenerate carbon used for water filtration and those capabilities are being marketed to water utilities throughout the country.

    Massachusetts Capital Resources Company is a subsidiary of the Company formed for the specific purpose of financing the construction of a water treatment plant in Hingham, Massachusetts. In 1996, Massachusetts Capital Resources leased this facility to an affiliated regulated company for 40 years.

    Occoquan Land Corporation owns land, buildings, and equipment, most of which are leased to affiliated companies.

    Greenwich Water System is a subsidiary of the Company that owns the common stock of the regulated companies in Connecticut, Massachusetts, New Hampshire, New York and a portion of the common stock of the regulated company in Pennsylvania.

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

    The market value of the Company's common stock is subject to the volatility present in the stock market, as well as to the vagaries of the national economy. The true worth of this stock should be measured by the intrinsic value of the tangible assets of American Water Works and the worth of the organization put in place by the management team. These assets are used to provide a service which is essential for urban living. There is no substitute for water.

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

    The following chart reflects the results of this investment strategy:

            [ID: GRAPHIC -- BAR CHART SHOWING THE FOLLOWING
                    VALUES ON A SCALE OF 0% TO 15%]

                COMPOUND ANNUAL GROWTH RATES 1991 -- 1996

                   Investment in subsidiaries ... 12.7%
                   Operating revenue ............  7.1%
                   Earnings per share ...........  2.8%
                   Dividends per share .......... 10.2%
                   Book value per share .........  7.9%

    The Company's investment in its subsidiaries has increased from $693 million at year-end 1991 to $1.3 billion at year-end 1996. The top schedule on page 25 defines how this has been accomplished.

    This analysis illustrates that the growth in the Company's investment in its subsidiaries has been accomplished by subsidiary earnings retention, the investment of a portion of the dividends received by the Company from subsidiaries, the sale of securities and bank loans.

    Earnings to common shareholders have risen from $69.9 million in 1991 to $97.7 million in 1996.

    Income to common shareholders of the Company is influenced by three factors:

1.  The amount of investment by the Company

2.  The rate of return on that investment

3.  The costs to operate the Company

    The bottom schedule on page 25 demonstrates the source of change since 1991 in income to common stock.

    This analysis demonstrates that the growth in earnings over this period is the direct result of new investment in subsidiaries.
Fluctuations in the rate of return are the result of the influence of weather conditions on sales volume and the response of utility regulation to the economic climate. The cost to operate the Company has increased $5.3 million over this five-year period.


SYSTEM GROWTH AND DEVELOPMENT

CAPITAL SPENDING PROGRAM

The investment in new facilities in 1996 totaled $274 million, which was 17% below 1995 construction expenditures of $331 million.
Construction activity planned for 1997 totals $383 million.

    Expenditures recorded in any given year are influenced by many factors, including the economy, regulation, material delivery and weather conditions. It is anticipated that approximately $1.7 billion will be invested in new facilities between now and the end of the year 2001. These expenditures will support ongoing programs to comply with regulations promulgated to ensure water quality and protect the environment, to keep pace with the development of our service territories and to replace plants as necessary. We expect the investment in this construction program to be recognized in regulatory decisions.

    Source of supply improvements in 1996 accounted for approximately 4% of the year's construction expenditures. Projects included groundwater development in several locations in Indiana to meet growing customer demands. New wells in Clovis, New Mexico and several replacement wells in California were constructed to

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Analysis of Growth in Investment Subsidiaries

(000)                                                 1996         1995       1994       1993       1992
========================================================================================================
Investment in subsidiaries at December 31       $1,261,532   $1,003,088   $898,219   $810,372   $749,513
Investment in subsidiaries at January 1          1,003,088      898,219    810,372    749,513    693,312
--------------------------------------------------------------------------------------------------------
Change during the year                          $  258,444   $  104,869   $ 87,847   $ 60,859   $ 56,201
                                                ========================================================

Sources of additional investment
 Undistributed earnings of subsidiaries         $   31,605   $   26,315   $ 24,532   $ 18,984   $ 19,401
 Investment by the Company in
  subsidiary securities                            226,839       78,554     63,315     41,875     36,800
--------------------------------------------------------------------------------------------------------
 Change during the year                         $  258,444   $  104,869   $ 87,847   $ 60,859   $ 56,201
                                                ========================================================

Net income of subsidiaries                      $  113,760   $  103,497   $ 89,449   $ 84,248   $ 75,260
Return on January 1 investment in
 subsidiaries                                        11.3%        11.5%      11.0%      11.2%      10.9%
Subsidiaries' common stock dividend
 payout ratio                                          72%          75%        73%        77%        74%
--------------------------------------------------------------------------------------------------------
Dividends to the Company from
 subsidiaries                                       82,155       77,182     64,917     65,264     55,859
--------------------------------------------------------------------------------------------------------
Company's use of cash
 Preferred dividends                                 3,984        3,984      3,984      3,996      4,019
 Other cash requirements                             9,518        9,765     10,744      7,556      6,630
--------------------------------------------------------------------------------------------------------
                                                    13,502       13,749     14,728     11,552     10,649
--------------------------------------------------------------------------------------------------------
Available for common dividends                      68,653       63,433     50,189     53,712     45,210
Common dividends declared                           51,299       42,500     34,386     31,130     28,609
Cash payout ratio                                      75%          67%        69%        58%        63%
Available after dividends                           17,354       20,933     15,803     22,582     16,601
Cash at January 1                                      119       17,647     23,302         78         15
--------------------------------------------------------------------------------------------------------
                                                    17,473       38,580     39,105     22,660     16,616
Investment in securities of subsidiaries          (226,839)     (78,554)   (63,315)   (41,875)   (36,800)
Notes and advances to subsidiaries                      10           10      4,510      1,010      5,210
--------------------------------------------------------------------------------------------------------
                                                  (209,356)     (39,964)   (19,700)   (18,205)   (14,974)
--------------------------------------------------------------------------------------------------------
Net bank borrowings                                 34,400        3,700         --    (21,255)    11,425
Proceeds from long-term debt                            --           --         --     81,000         --
Proceeds from common stock                         189,999       36,383     37,347      5,442      5,307
Redemption of securities                           (15,000)          --         --    (23,680)    (1,680)
--------------------------------------------------------------------------------------------------------
                                                   209,399       40,083     37,347     41,507     15,052
--------------------------------------------------------------------------------------------------------
Cash at December 31                             $       43   $      119   $ 17,647   $ 23,302   $     78
                                                ========================================================


Analysis of Change in Income

(000)                                                 1996         1995       1994       1993       1992
========================================================================================================
Net income to common stock-current year         $   97,690   $   88,077   $ 74,668   $ 71,391   $ 64,141
Net income to common stock-prior year               88,077       74,668     71,391     64,141     69,890
--------------------------------------------------------------------------------------------------------
Change in income                                     9,613       13,409      3,277      7,250     (5,749)
Change in Company operating cost                       650          639      1,924      1,738        317
--------------------------------------------------------------------------------------------------------
Change in investment income                     $   10,263   $   14,048   $  5,201   $  8,988   $ (5,432)
                                                ========================================================
Sources of change in investment income
 Additional investment in subsidiaries          $   11,893   $   10,122   $  6,718   $  6,317   $  6,154
 Change in rate of return on investment             (1,630)       3,926     (1,517)     2,671    (11,586)
--------------------------------------------------------------------------------------------------------
Total change in investment income               $   10,263   $   14,048   $  5,201   $  8,988   $ (5,432)
                                                ========================================================

---------------------------------------------------------------------------
Management's Discussion and Analysis



maintain supply capabilities. In 1996, upgrades to the Bargh Dam in Greenwich, Connecticut were initiated to meet more stringent regulatory requirements. Projects are also being undertaken to interconnect both the St. Charles, Missouri and Bel Air, Maryland systems with adjacent water systems to provide a cost-effective supplement to existing sources of supply.

    Investment in treatment and pumping facilities comprised approximately 28% of 1996 construction expenditures. Construction was completed on the 30 million gallons-per-day Delaware River Regional Water Treatment Plant in New Jersey that will supplement community water supplies in three counties in southern New Jersey. Additionally, construction was completed on a new 7 million gallons-per-day facility which will treat existing surface and groundwater supplies in Hingham, Massachusetts. A regional 5 million gallons-per-day treatment plant, which serves Mercer and Summers counties in West Virginia, was completed in 1996. Significant production improvements were completed in East St. Louis and Granite City, Illinois; Brownsville, Pennsylvania; and Chattanooga, Tennessee. During 1996, the Crawfordsville, Franklin and Noblesville, Indiana systems and Peoria, Illinois system began an aggressive program of treatment improvements and expansion at their facilities. The improvement of the Yardley and Norristown, Pennsylvania treatment plants are two additional major projects initiated in 1996.

    Transmission and distribution facilities accounted for approximately 39% of the 1996 construction expenditures. The most prominent individual projects included major pipeline reinforcement in the Paradise Valley, Arizona and Monterey, California systems. Significant main extensions were also undertaken in Charleston, West Virginia, to expand West Virginia-American's role as a regional water supplier, and in Pennsylvania, to add new customers throughout the state. Pipeline installations continued throughout the American Water System to maintain adequate pressures, fire flows and reliability. Also, booster stations and storage tanks were completed at a number of operating systems during the year including tanks in Monterey, California; Chattanooga, Tennessee; and Franklin, Indiana.

    Engineering planning remained focused on the importance of having adequate source of supply and production facilities in every service area. This goal has been achieved at most systems and was aggressively addressed at the locations where additional supply is needed due to existing source limitations, projected growth, or regional opportunities. Detailed source of supply and production planning was undertaken for the systems in Greenwich, Connecticut; Jeffersonville/New Albany, Noblesville, Shelbyville, and Crawfordsville, Indiana; Lexington, Kentucky; Short Hills, New Jersey; Frackville, Pennsylvania; the Harrisburg West Shore area of Pennsylvania; St. Charles County, Missouri; as well as regional programs underway for Boone, Fayette and Putnam County, West Virginia.

    In addition, the Company's formal Comprehensive Planning Study program completed reports for Illinois-American Water Company, which encompasses seven service areas, and for Iowa-American Water Company. Studies are underway for the regulated companies in California, Indiana, Missouri, and Pennsylvania, in total encompassing 58 separate service areas. Also, a Comprehensive Planning Study has been initiated for the recently acquired Scranton-Wilkes Barre system in Pennsylvania.

CONSTRUCTION EXPENDITURES BY CATEGORY
(000)                                      1996      1995      1994      1993      1992
=======================================================================================
Water plant
  Sources of supply                    $ 10,798  $ 18,156  $ 11,511  $  8,054  $  9,110
  Treatment and pumping                  77,071   125,350    82,700    51,332    53,303
  Transmission and distribution         107,145   110,600   108,929    77,998    80,357
  Services, meters and fire hydrants     47,946    45,835    40,506    34,401    33,989
  General structures and equipment       29,029    29,602    20,703    19,585    17,935
Wastewater plant                          1,805     1,219     1,390     1,746     2,885
---------------------------------------------------------------------------------------
                                       $273,794  $330,762  $265,739  $193,116  $197,579
                                       ================================================

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



ACQUISITIONS OF WATER SYSTEMS

In addition to the investment of capital in facilities which are absolutely essential to safe and reliable water service, the Company continues to search for opportunities to acquire water systems that represent the prospect for enhanced shareholder value. In that regard, on February 16, 1996, Pennsylvania-American Water Company, a subsidiary of the Company, acquired the water utility operations of Pennsylvania Gas and Water Company (now known as PG Energy Inc.) for $409.4 million. The acquired operations, which include 10 water treatment plants and 36 reservoirs, serve 400,000 people in Wilkes-Barre, Scranton and surrounding communities in northeastern Pennsylvania. With Pennsylvania-American's other service territories, primarily in the western and central-southeastern parts of the commonwealth, the Company believes that the addition of this large northeastern operation has increased this subsidiary's geographical diversity, will allow greater operational synergy and offers opportunities for further growth in this region.

    Pennsylvania-American also paid $.7 million for water systems in eastern and western Pennsylvania, increasing the population it serves by another 1,300 during 1996.

    On December 23, 1996, New Jersey-American Water Company completed its acquisition of the Howell Township Municipal Water System for $35.4 million. The system, which serves 18,000 people, is located between the Company's existing Monmouth County and Lakewood operations and will allow those two systems to be connected. The acquired assets will be used to serve all of the Company's Monmouth and Ocean County customers, thereby avoiding construction costs that would otherwise be required to meet regulatory requirements for a reliable water supply.

    In addition, New Jersey-American paid $0.1 million for a water system in Pemberton, Burlington County, serving a population of 1,400 people in 1996.

    In 1996, Illinois-American Water Company paid $1.0 million for six water systems. Nearly 4,000 people are served by the systems acquired in various parts of the state.

    West Virginia-American Water Company paid $0.8 million for three water systems in 1996. These systems, including the Pinch Public
Service District in Kanawha County, will serve nearly 8,000 people.

RESULTS OF OPERATIONS

The Company's experience in assessing the impact of inflation on its business indicates that with timely rate increases authorized by regulators, revenue will likely keep pace with inflation. Inflation did not significantly impact the Company's financial position or results of operations in 1994 through 1996, and it is not expected to materially affect 1997 results.

    The results of operations for the Company for the year ended
December 31, 1996 reflect the results of operations of the acquired business in northeastern Pennsylvania subsequent to the purchase date of February 16, 1996.

OPERATING REVENUES
(000)                            1996         1995         1994
===============================================================
Water service                $879,268     $779,825     $750,744
Wastewater service             15,378       14,953       13,933
Authority management fees          --        8,042        5,564
---------------------------------------------------------------
                             $894,646     $802,820     $770,241
                             ==================================

CONSOLIDATED OPERATING REVENUES

Revenues in 1996 totaled $894.6 million and were 11% above those for 1995, reflecting the Company's acquisition in February of the water utility operations in northeastern Pennsylvania, which increased operating revenues by $56.6 million in 1996. Revenues in 1996 also were helped by strong water sales in the West and Midwest, which partially offset weather-related weakness in the East. The volume of water sold increased 3% to 247 billion gallons in 1996 compared with 240 billion gallons in 1995. The acquisition added 10.9 billion gallons of water sales volume in 1996.

    Rate authorizations adjusted the water service rates in effect for 11 regulated companies during 1996. These authorizations are expected to increase annual revenues by $62.9 million. Operating revenues for 1996 included approximately $43.7 million which resulted from these rate orders.

    Three rate adjustments have been authorized for regulated subsidiaries so far in 1997 which will generate approximately $3.3 million of additional annual revenues. Five applications are awaiting regulatory decisions. If granted in full, they would produce additional annual revenues of $26.7 million. Later in 1997, Pennsylvania-American Water Company will file its first rate increase application following its 1996 acquisition of water utility operations in the northeastern part of the commonwealth.

---------------------------------------------------------------------------
Management's Discussion and Analysis



    On March 13, 1996, the New Jersey Board of Public Utilities approved a $39.5 million per annum rate increase for New Jersey-American Water Company, including $13.4 million in annual revenues anticipated from potential wholesale customers. The increase reflects the completion of the Delaware River Water Treatment Plant that delivers water throughout the southern New Jersey area by way of a 29-mile pipeline. This regional project was designed partly as a supply source for certain municipal water systems that have been mandated by the state to reduce their intake from an aquifer that is suffering from declining water levels. The actual revenues that New Jersey-American receives will depend on many factors, including the number of potential wholesale customers that ultimately enter into contracts to use water from the project as their alternative source of supply and the volume of water sold. A subsequent appeal has been filed with the Superior Court of New Jersey, Appellate Division, within the time provided in the applicable court rules. The appeal has challenged the design of the tariff, but not the level of revenues established by the New Jersey Board of Public Utilities order. New Jersey-American is contesting this appeal, and in the opinion of its management, such appeal is not likely to succeed. However, should this appeal be upheld, management believes the result would not have a material adverse effect on the operating results or financial position of the Company.

    Revenues of $802.8 million in 1995 were 4% above those for 1994. Eleven regulated companies received rate orders in 1995, authorizing increases in annual revenues aggregating $17.3 million. Operating revenues for 1995 included approximately $5.9 million which resulted from these rate orders. The 240 billion gallons of water sold in 1995 was a 1% increase compared to 1994.

PERCENTAGE OF WATER REVENUES BY CUSTOMER CLASS
                                 1996        1995         1994
==============================================================
Residential                     58.0%       57.9%        57.4%
Commercial                      22.4%       22.5%        22.6%
Industrial                       7.1%        7.0%         7.1%
Public and other                11.6%       11.9%        12.0%
Other water revenues              .9%         .7%          .9%
--------------------------------------------------------------
                               100.0%      100.0%       100.0%
                               ===============================

RESIDENTIAL

Residential water service revenues in 1996 amounted to $510.1 million, an increase of 13% over those for 1995. This 1996 revenue improvement followed an increase of 5% in 1995. The volume of water sold to residential customers increased by 2% in 1996 to 119.9 billion gallons. The average unit price of residential water increased by 10% in 1996 and by 2% in 1995.

COMMERCIAL

Revenues from commercial customers in 1996 rose by 12% to $197.3 million, following an increase of 4% in 1995. Commercial customers purchased 63.5 billion gallons of water in 1996, 3% more than in 1995. The average unit price of water increased by 9% in 1996, up from a 3% increase in 1995.

INDUSTRIAL

Industrial water use of 36.1 billion gallons in 1996 was 6% higher than in 1995. Revenues from industrial sales in the amount of $62.2 million were 14% above those recorded in 1995 due to an 8% increase in the average unit price of water. In 1995, revenues from industrial sales were 3% above those for 1994 due to a 4% increase in the average unit price of water.

PUBLIC AND OTHER

Public and other revenues in 1996 increased by 10% to $101.8 million following an increase of 2% in 1995. Revenues derived from municipal governments for fire protection services and customers requiring special private fire service facilities totaled $41.3 million in 1996, exceeding 1995 revenue from these customers by 13%. The 27.8 billion gallons of water sold to governmental entities and resale customers was 3% greater than the quantities sold in 1995. Revenues generated by these sales totaled $60.5 million and exceeded 1995 revenues by 8%.

PERCENTAGE OF WATER SALES (GALLONS) BY CUSTOMER CLASS
                                 1996         1995         1994
===============================================================
Residential                     48.5%        48.8%        48.2%
Commercial                      25.7%        25.7%        25.7%
Industrial                      14.6%        14.3%        14.7%
Public and other                11.2%        11.2%        11.4%
---------------------------------------------------------------
                               100.0%       100.0%       100.0%
                               ================================

WASTEWATER SERVICE REVENUES

Regulated subsidiaries provided wastewater collection service to portions of the Company's service area in New Jersey, Pennsylvania, Missouri and Indiana. Revenues from these services amounted to $15.4 million in 1996, compared with $15.0 million in 1995 and $13.9 million in 1994.

MANAGEMENT FEES

These fees represent charges for management services provided to public water and wastewater systems by American Commonwealth Management Services Company. In late December 1995, American Commonwealth
Management Services was acquired by AmericanAnglian Environmental
Technologies, a joint venture in which a subsidiary of the Company owns a 50% interest.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



Management fees of $8.0 million were received for these services in 1995 compared with fees of $5.6 million in 1994. In 1996 a comparable level of management fees were received by AmericanAnglian.

OPERATING EXPENSES
(000)                                 1996         1995         1994
====================================================================
Operation and maintenance
  expenses                        $425,170     $402,362     $391,539
Depreciation and amortization       93,413       79,977       72,892
General taxes                       82,017       76,208       73,085
--------------------------------------------------------------------
                                  $600,600     $558,547     $537,516
                                  ==================================

CONSOLIDATED OPERATING EXPENSES

Operating expenses in 1996 increased by 8% to $600.6 million, following a 4% increase in 1995. The acquisition of the water utility operations in northeastern Pennsylvania increased operating expenses by $30.8 million in 1996.

    Operation and maintenance expenses totaled $425.2 million in 1996, 6% higher than in 1995. These expenses had increased by 3% in 1995. The northeastern Pennsylvania acquisition increased operation and maintenance expenses by $19.8 million in 1996.

    Employee-related costs, representing 46% of operation and maintenance expenses, increased by 1% in 1996 and 2% in 1995.

    The primary components of employee-related costs are wage and salary expenses, which were up 3% to $153.3 million in 1996 following a 3% increase in 1995. The number of employees at year-end totaled 4,065, which was 8% above the employment level of 3,777 at the close of 1995 and 2% above the 3,992 employees at the end of 1994. The Company added 294 new employees due to the northeastern Pennsylvania acquisition in 1996. In 1995, because of the change in ownership of American Commonwealth Management Services Company and the sale of the assets of the Ohio Suburban Water Company, 79 employees left the Company. Excluding the effect of these acquisitions and dispositions, the Company's workforce has decreased by 212 employees or 5% since year-end 1993, as the result of continued efforts to improve operating efficiencies.

    Group insurance expenses, which include the cost of providing current health care and life insurance benefits as well as the expected cost of providing postretirement benefits, increased by 3% to $34.8 million in 1996 after a 12% decrease in 1995.

    The fluctuation in group insurance expense is attributable to the timing of the rate recovery permitted by regulatory authorities of the additional cost resulting from the adoption in 1993 of a new accounting standard requiring the Company to accrue the cost of postretirement benefits in a manner similar to that used to account for pensions. Postretirement benefit expense in excess of the amount recovered in rates is deferred when it is probable that recovery of such costs will be included in future revenues. In 1996, this expense increased as the portion of postretirement costs that were deferred pending future recovery decreased in comparison to 1995. These costs had declined in 1995 because of rate decisions allowing an increased portion of these expenses to be deferred and recovered in rates in future periods.

    Health care expenses have been moderated by certain cost containment measures, including required contributions from employees and early retirees toward the cost of health care benefits. In 1996, the Company implemented plan revisions that encourage plan participants to take advantage of a managed care plan option. Employees and early retirees not selecting the managed care plan option are required to make additional contributions.

    Pension expense decreased by 39% in 1996 to $5.7 million following a 54% increase in 1995. Pension cost is deferred by certain subsidiaries when it is probable such costs will be recovered in future water service rates as contributions are made to the plan. Cash contributions of $4.3 in 1996, $10 million in 1995 and $4.8 million in 1994 were made to the pension plan. Pension expense declined in 1996 reflecting the decrease in contributions resulting from the plan reaching full funded status.
In 1995 the plan experienced a large gain in connection with the demutualization of an insurance company. Pension expense had increased in 1995 in conjunction with the resumption of contributions in mid-1994, after a period of several years during which no contributions were made due to the funded status of the plan.

OPERATION AND MAINTENANCE EXPENSES
(000)                                 1996         1995         1994
====================================================================
Employee-related costs            $193,798     $191,151     $187,735
Fuel and power                      34,654       33,282       33,216
Purchased water                     45,069       44,114       40,375
Chemicals                           17,693       14,974       13,089
Waste disposal                      14,145       12,234       11,994
Maintenance materials
  and services                      24,559       22,258       22,115
Operating supplies and services     60,626       54,416       53,399
Customer billing and accounting     19,998       16,917       14,809
Other                               14,628       13,016       14,807
--------------------------------------------------------------------
                                  $425,170     $402,362     $391,539
                                  ==================================

    Expenses associated with the collection, treatment, and pumping of water include the cost of fuel and power, water purchased from other suppliers, chemicals for water treatment and purification, and waste disposal. These costs increased by 7% in 1996 after a 6% rise in 1995.

---------------------------------------------------------------------------
Management's Discussion and Analysis



    The unit cost of water produced increased 4% in both 1996 and 1995. The 1996 increase in the unit cost of production reflects increased volume and associated increases in fuel and power, chemicals and waste disposal. Higher purchased water costs, reflecting increased volume and rate increases authorized for other utilities supplying water to several subsidiaries, were primarily responsible for the rise in the 1995 unit cost of production.

    Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, increased by 10% in 1996 following a 1% increase in 1995.

    Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment rental charges. These costs increased by 11% in 1996 after a 2% increase in 1995. Customer billing and accounting charges increased by 18% in 1996 and by 14% in 1995. These costs increased in 1996 and 1995 because of a change from quarterly to monthly billing in several service areas.

    Other operation and maintenance expenses include regulatory costs and system-wide casualty and liability insurance premiums. These expenses increased by 12% in 1996 after decreasing by 12% in 1995. Regulatory costs vary from year-to-year because of changing levels of rate case activity and different amortization periods for these costs. Casualty insurance premiums fluctuate as a result of claims experience.

    Depreciation and amortization increased by 17% in 1996 and 10% in 1995. The higher depreciation expense in both years was primarily due to growth in utility plant in service, including the 1996 acquisition in northeastern Pennsylvania.

    General taxes, which include gross receipts, franchise, property, capital stock, payroll and other taxes, increased by 8% in 1996 after a 4% rise in 1995.

    Gross receipts and franchise taxes, which are a function of revenues, increased by 7% in 1996. Property and capital stock taxes are assessed on the basis of tax values assigned to assets and capitalization. These taxes in 1996 were 11% above those in 1995 due to higher property values and tax rate increases. Payroll taxes increased by 5% in 1996 due to the increase in the number of employees.

CONSOLIDATED OTHER INCOME AND INCOME DEDUCTIONS

The total allowance for funds used during construction recorded in 1996 was $11.7 million, which was 45% lower than in 1995. This decrease was due to the completion of New Jersey-American Water Company's
Delaware River Regional Water Treatment Plant which began operation in early 1996.

    Interest expense rose 17% to $136.8 million in 1996 compared to 1995, primarily due to an increase in total debt to fund construction of new water service assets and the acquisition of the acquired business in northeastern Pennsylvania. This expense had increased by 6% in 1995.

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

    Other income in 1996 includes a $1.8 million gain on the disposition of a condemned parcel of property.

CONSOLIDATED INCOME TAXES

Income taxes increased by 11% in 1996, following a 15% increase in 1995. The 1996 and 1995 increases in income taxes are due to higher taxable income. Details regarding the components of the total amount of state and federal income taxes, and a reconciliation of statutory to reported income tax expense are included in Note 12 to the financial statements.

SUMMARY OF TAXES
(000)                                     1996         1995         1994
========================================================================
Gross receipts and franchise taxes    $ 35,684     $ 33,272     $ 32,168
Property and capital stock taxes        31,971       28,868       27,245
Payroll taxes                           12,060       11,524       11,521
Other general taxes                      2,302        2,544        2,151
State income taxes                       9,227        8,079        7,718
Federal income taxes                    54,601       49,567       42,194
------------------------------------------------------------------------
                                      $145,845     $133,854     $122,997
                                      ==================================

CONSOLIDATED NET INCOME

Consolidated net income in 1996 totaled $101.7 million, a 10% increase over net income in 1995, which included an after-tax gain of $3.9 million related to the settlement of litigation in Massachusetts. Consolidated net income in 1995 was 17% above that recorded in 1994.

    Consolidated net income to common stock totaled $97.7 million in 1996 and was 11% above that reported for 1995. Without the gain from the settlement of litigation in 1995, consolidated net income to common stock in 1996 increased by 16% above that in 1995. Consolidated net income to common stock reported in 1995 had increased by 13%.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



CAPITALIZATION
                              COMMON        PREFERRED         LONG-TERM
(000)                         EQUITY            STOCK              DEBT
=======================================================================
Company
   1996                   $1,057,874         $ 51,673        $  116,136
   1995                      818,939           51,673           131,064
   1994                      733,440           51,673           131,071
   1993                      655,275           51,673           131,074
   1992                      609,572           52,153            73,275
-----------------------------------------------------------------------
Regulated Subsidiaries
   1996                   $1,212,238         $ 49,048        $1,619,948
   1995                      953,718           50,325         1,260,389
   1994                      855,961           51,738         1,251,101
   1993                      768,921           54,532         1,060,776
   1992                      705,419           60,093           966,171
-----------------------------------------------------------------------
Consolidated
   1996                   $1,057,874         $ 99,012        $1,773,538
   1995                      818,939          100,287         1,428,970
   1994                      733,440          101,698         1,381,972
   1993                      655,275          104,490         1,192,809
   1992                      609,572          109,529         1,036,604
-----------------------------------------------------------------------

CAPITALIZATION RATIOS
                              COMMON        PREFERRED         LONG-TERM
(000)                         EQUITY            STOCK              DEBT
=======================================================================
Company
   1996                          86%               4%               10%
   1995                          82%               5%               13%
   1994                          80%               6%               14%
   1993                          78%               6%               16%
   1992                          83%               7%               10%
-----------------------------------------------------------------------
Regulated Subsidiaries
   1996                          42%               2%               56%
   1995                          42%               2%               56%
   1994                          40%               2%               58%
   1993                          41%               3%               56%
   1992                          41%               3%               56%
-----------------------------------------------------------------------
Note: Long-term debt includes amounts due within one year.

LIQUIDITY AND CAPITAL RESOURCES

Internal sources of cash flow are provided by retention of a portion of earnings, amortization of deferred charges, deferral of taxes and depreciation. Internal cash generation is influenced by weather patterns, economic conditions and the timing of rate relief. When internal cash generation is not sufficient to meet corporate obligations on a timely basis, external sources of funds are utilized. The availability and cost of external cash reflect the consistency and reliability of earnings. External sources of cash consist of short-term bank loans, the sale of securities -- bonds, preferred stock and common stock -- as well as advances and contributions from developers.

THE PARENT COMPANY

The Company pays all of its administrative and interest expenses, and pays dividends on all classes of stock from the dividends received from investments in its subsidiary companies. Remaining funds are retained for additional investment in subsidiaries. Investments are made when prospective returns are expected to continue at an adequate level or the potential for satisfactory earnings has been exhibited.

    Periodically, it is necessary to supplement cash flow with short-term bank loans. These loans are repaid as internal sources of cash allow and with proceeds from the issuance of new securities.

    In May 1996, the Company sold 3,643,100 shares of common stock at $37.625 per share in a public offering. Concurrently with the public offering, certain members of the Ware family, who were already substantial shareholders, agreed to purchase 556,900 shares of common stock at the price available to the public, less underwriting discounts and commissions, in a private offering. Including the effect of the July 1996 stock split, these offerings increased by 8,400,000 shares the number of the Company's shares of common stock outstanding. The Company used the net proceeds of $152.7 million from the sale of the common stock to invest in the equity of Pennsylvania-American Water Company, which in turn reduced short-term indebtedness incurred to finance its acquisition of water utility operations in northeastern Pennsylvania.

---------------------------------------------------------------------------
Management's Discussion and Analysis



    The Company's Dividend Reinvestment and Stock Purchase Plan allows shareholders and customers of the regulated subsidiaries to purchase up to $5,000 of common stock each month directly from the Company at the then prevailing market price. Common dividends in the amount of $5.5 million were reinvested during 1996, which resulted in the issuance of 283,332 new shares of common stock. Proceeds received from optional cash purchases of 1,277,765 new shares of common stock totaled $24.2 million in 1996. Another 132,458 shares of common stock were issued in connection with the Employees' Stock Ownership Plan, 241,572 shares were issued in connection with the Long-Term Performance-Based Incentive Plan, and 259,505 shares of common stock were issued in connection with a 401(k) Savings Plan for Employees in return for cash contributions from employees totaling $3.0 million and Company contributions with a value of $2.1 million.

    The Company invested a total of $226.8 million, including the $152.7 million invested in Pennsylvania-American in connection with its acquisition, in common stock of subsidiaries during 1996. It also increased its equity investment in subsidiaries by $31.6 million from the earnings retained by them. Also, the Company repaid a $15 million bond that matured in 1996.

    The Company plans to continue to use short-term bank borrowings, as cash requirements warrant it, to finance additional investment in subsidiaries. Common stock also is expected to be issued in connection with the continuation of the Company's Dividend Reinvestment and Stock Purchase Plan, the Employees' Stock Ownership Plan, the Savings Plan for Employees and the Long-Term Performance-Based Incentive Plan.

THE SUBSIDIARY COMPANIES

Regulated subsidiary companies fund construction programs and supplement cash flow by borrowing from banks under individual credit lines established annually. Ample credit lines are available to provide funds needed for 1997 construction requirements and to maintain bank borrowings not yet refinanced on a long-term basis. Bank borrowings are repaid with the proceeds obtained from selling bonds and preferred stock either publicly or to institutional investors on a private placement basis, and selling common stock to the Company. Security offerings are made when they are of marketable size, meet indenture and charter requirements and can compete successfully in the capital market. In order to compete successfully, the individual company must have exhibited satisfactory earnings. Capitalization and dividend payout ratios are maintained within a range found acceptable for investor-owned water companies.

    During 1996, seven subsidiaries issued $197.4 million of taxable mortgage bonds at interest rates between 6.81% and 7.84%. Two subsidiaries issued tax-exempt debt totaling $51 million at interest rates of 6.00% and 5.85%. Proceeds from the sale of the bonds were used to repay bank loans, fund construction programs, and to refinance existing debt. Pennsylvania-American also assumed $141 million of long-term debt in connection with its acquisition of water utility assets in northeastern Pennsylvania.

    Aggregate bank borrowings of subsidiaries at year-end 1996 amounted to $109.3 million compared to $144.9 million at year-end 1995. During 1996, subsidiaries made mandatory payments to sinking funds in amounts adequate to retire $44.9 million of debt and redeem $1.3 million of preferred stocks.

    The subsidiary companies plan to fund construction programs, acquisitions and repay bank borrowings and maturing bonds with the issuance of approximately $187 million of long-term debt and $80 million of common stock to the Company in 1997. The combined amount of subsidiary bank borrowings and bonds maturing within one year during 1997 is expected to remain at approximately the current level. A discussion of the subsidiary companies' capital spending programs begins on page 24.

REGULATION

ECONOMIC

Nineteen state commissions regulate the Company's utility subsidiaries. They have broad authority to establish rates for service, prescribe service standards, review and approve rules and regulations and, in most instances, they must approve long-term financing programs prior to their completion. The jurisdiction exercised by each commission is prescribed by state legislation and therefore varies from state to state. Since December 1995, water utilities in the state of Michigan are no longer subject to economic regulation.

    The commissioners in Arizona are elected by the voting public. The three directors of the Tennessee Regulatory Authority are appointed by the Governor, the Speaker of the Senate, and the Speaker of the House of Representatives. In Virginia, members of the State Corporation Commission are elected by a joint vote of the two houses of the general assembly. All other state commissioners regulating subsidiaries are appointed by the governors of the respective states and usually require approval by the state legislature. Commissions range in size from three to seven members. The background of the individuals serving in these important positions covers a broad spectrum.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



    Economic regulation deals with many competing, if not conflicting, public pressures. Rate adjustments normally are initiated by the regulated entity. Public hearings, which are basically financial fact-finding sessions, are conducted. The purpose of this process is to set rates for service which assure the financial viability of the regulated entity while ensuring customers high quality service at reasonable cost. A rate case focuses on four areas:

o The amount of investment in facilities which provide public service

o The operating and maintenance costs associated with providing that service

o The capital costs for the funds used to provide the facilities which serve the public

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

    The regulated subsidiaries aggressively pursue various methods of offsetting the adverse financial impact of regulatory lag. Certain subsidiaries have received rate orders allowing recovery of interest and depreciation expense related to the period of time from when a major construction project was placed in service until new rates reflecting the cost of the project went into effect. Several subsidiaries also now recover in rates a return on plant before it is in service instead of capitalizing an allowance for funds during construction.

    During the past year, 11 subsidiaries were authorized by regulatory agencies to increase rates for service. In each of these decisions, the principal issue addressed was rate base additions that result from continued investment in essential water service facilities. Some of the specific regulatory decisions reached in 1996 were as follows:

o The New Jersey Board of Public Utilities, after extensive deliberation, concluded that the New Jersey-American Water Company acted reasonably and prudently in designing the largest water supply project ever constructed in the state. The project was initiated at the direction of the New Jersey Department of Environmental Protection as part of a statewide water supply management program. Recognizing the benefits of New Jersey-American's role as a regional water supplier, the decision permits the Company to defer for future recovery an amount equal to one-half of any anticipated revenue from non-franchise customers not actually received.

o In Indiana, the Utility Regulatory Commission concluded that the purchase price paid by the Indiana-American Water Company in 1993 to acquire Indiana Cities Water Company, which recognized the market value of the acquired company, was properly includable in fair value rate base.

o The West Virginia Public Service Commission authorized the West Virginia-American Water Company to increase rates in 1996, and pre-approved future rate increases to be effective in 1997 and 1998.
    In addition, West Virginia-American may seek further rate increases to reflect major construction projects in rate base. The Public Utility Commission of Ohio authorized a similar periodic rate increase approach for the Ohio-American Water Company.

o In Pennsylvania, legislation was enacted which authorized the Public Utility Commission to establish tariff procedures for implementing surcharges between general rate decisions that reflect the cost of replacing aging distribution system infrastructure as incurred by regulated water utilities.

    American Water Works System personnel participate in regulatory conferences and meetings, including those conducted by regional regulatory associations. Our goal in this effort is to increase understanding of the industry and its unique regulatory requirements.

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



ENVIRONMENTAL

Two areas of environmental regulation impact the water utility industry. The regulation of drinking water quality is legislated under the Safe Drinking Water Act, which most recently was amended in August of 1996. The regulation of wastes generated during the drinking water treatment process is legislated under the Clean Water Act, Resource Conservation and Recovery Act, and Toxic Substances Control Act. The Clean Water Act, which is expected to be amended by Congress in 1997, deals with discharges of waste to the nation's waters. The two other acts deal with disposal of waste products. Water utilities, individually and through industry associations, follow the development of these legislative mandates closely, and provide technical guidance to Congress on areas of improvement. By far, the Safe Drinking Water Act has the most potential for impact on water utilities, and has as its objective the improvement of public health. The regulated subsidiaries are, as a matter of policy, committed to compliance with all applicable environmental mandates and routinely support environmental protection initiatives.

    All environmental regulations promulgated under these acts are done so by the United States Environmental Protection Agency (EPA). As part of the regulatory development process, EPA solicits comments, and the American Water Works System regularly provides technical advice regarding proposed regulations. Its broad operating experience and current research effort afford the American Water Works System the unique opportunity to assist EPA in developing the most practical regulation possible. EPA has been working on several regulations, such as more stringent microbial control, more extensive limits for disinfection by-products, a limit for radon, and disinfection of ground waters. When Congress amended the Safe Drinking Water Act in 1996, it required EPA to proceed with all these regulations and more. For the first time, the Safe Drinking Water Act provides funding for improvements to water quality, forces EPA to better protect drinking water sources of supply from contamination, requires development of a national water plant operator certification program, requires water quality reports to consumers, and prohibits non-viable water systems from going into business. The American Water Works System supported these provisions and welcomes changes that improve service to customers and public health protection.

    As these new regulations go into effect, it is expected that the use of chlorine in water treatment will be modified. EPA is promoting less use of chlorine because of the potential for chlorinated by-products to be toxic. However, in most cases, EPA also desires greater disinfection to better protect against a waterborne disease outbreak due to microbes that are not easily disinfected. For many utilities, both objectives will only be reached by using a different disinfectant, such as ozone. However, ozone also creates some toxic by-products. So all water utilities will be faced with balancing microbial risk with chemical risk while holding down treatment costs, both capital and operating. Clearly the future is for less chlorine, but for many utilities, by-product limits can be reached without the need for ozone or some other very capital-intensive technology.

    The responsibility for monitoring compliance with the regulations promulgated by EPA rests with the individual states. In some instances, state regulations have established standards that are more demanding than the federal standards.

    All waste from the regulated subsidiaries' water treatment processes are either recycled or discharged. Solid wastes are disposed in accordance with current best practices, and with the proper permits from the authorities. Most solid wastes are disposed of in landfills, and some are taken to local sewage plants for treatment. In several instances, water treatment wastes are discharged to a river in accordance with state permits.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
















---------------------------------------------------------------------------
Report of Independent Accountants



TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
AMERICAN WATER WORKS COMPANY, INC.


In our opinion, the accompanying consolidated balance sheet and consolidated statement of capitalization and the related consolidated statements of income and retained earnings, of cash flows and of common stockholders' equity of American Water Works Company, Inc. and
Subsidiary Companies and the accompanying balance sheet and the related statements of income and retained earnings and of cash flows of American Water Works Company, Inc., present fairly, in all material respects, the consolidated financial position of American Water Works Company, Inc.
and Subsidiary Companies and the financial position of American Water
Works Company, Inc. at December 31, 1996 and 1995, and the consolidated results of operations and cash flows of American Water Works Company, Inc. and Subsidiary Companies for each of the three years in the period ended December 31, 1996, and the results of operations and cash flows of American Water Works Company, Inc. for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania

February 3, 1997

---------------------------------------------------------------------------
Consolidated Balance Sheet
(Dollars in thousands)


At December 31,                                    1996                   1995
==============================================================================
ASSETS
Property, plant and equipment
  Utility plant -- at original cost less
    accumulated depreciation                 $3,453,950             $2,884,681
  Utility plant acquisition adjustments          52,156                 35,121
  Nonutility property, net of accumulated
    depreciation                                 31,302                 20,144
  Excess of cost of investments in
    subsidiaries over book equity at
    acquisition                                  22,690                 22,638
------------------------------------------------------------------------------
                                              3,560,098              2,962,584
------------------------------------------------------------------------------

Current assets
  Cash and cash equivalents                      12,974                 23,717
  Customer accounts receivable                   67,293                 61,786
  Allowance for uncollectible accounts           (1,115)                (1,030)
  Unbilled revenues                              53,868                 47,790
  Miscellaneous receivables                       4,787                  4,571
  Materials and supplies                         11,063                  9,599
  Deferred vacation pay                          10,400                  9,374
  Other                                           7,994                  8,563
------------------------------------------------------------------------------
                                                167,264                164,370
------------------------------------------------------------------------------

Regulatory and other long-term assets
  Regulatory asset -- income taxes
    recoverable through rates                   177,064                172,265
  Debt and preferred stock expense               28,736                 20,753
  Deferred pension expense                       18,340                 16,468
  Deferred postretirement benefit expense        11,852                 11,418
  Deferred treatment plant costs                  8,388                     --
  Deferred water utility billings                 6,808                     --
  Tank painting costs                            10,224                  8,901
  Funds restricted for construction               5,791                 13,927
  Other                                          37,591                 32,455
------------------------------------------------------------------------------
                                                304,794                276,187
------------------------------------------------------------------------------
                                             $4,032,156             $3,403,141
                                             =================================

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



                                                   1996                   1995
==============================================================================
CAPITALIZATION AND LIABILITIES
Capitalization
  Common stockholders' equity                $1,057,874             $  818,939
  Preferred stocks with mandatory
    redemption requirements                      40,000                 40,000
  Preferred stocks without mandatory
    redemption requirements                      11,673                 11,673
  Preferred stocks of subsidiaries with
    mandatory redemption requirements            41,060                 42,326
  Preferred stocks of subsidiaries without
    mandatory redemption requirements             6,279                  6,288
  Long-term debt
    American Water Works Company, Inc.          116,000                116,000
    Subsidiaries                              1,600,394              1,268,649
------------------------------------------------------------------------------
                                              2,873,280              2,303,875
------------------------------------------------------------------------------
Current liabilities
  Bank debt                                     147,390                148,639
  Current portion of long-term debt              57,144                 44,321
  Accounts payable                               36,786                 43,300
  Taxes accrued, including federal income        10,803                 13,098
  Interest accrued                               32,128                 26,263
  Accrued vacation pay                           10,564                  9,512
  Other                                          40,155                 35,940
------------------------------------------------------------------------------
                                                334,970                321,073
------------------------------------------------------------------------------
Regulatory and other long-term liabilities
  Advances for construction                     129,466                131,141
  Deferred income taxes                         382,592                356,608
  Deferred investment tax credits                37,345                 38,515
  Accrued pension expense                        35,702                 30,834
  Accrued postretirement benefit expense         10,034                  9,100
  Other                                           4,081                  3,658
------------------------------------------------------------------------------
                                                599,220                569,856
------------------------------------------------------------------------------
Contributions in aid of construction            224,686                208,337
------------------------------------------------------------------------------
Commitments and contingencies                        --                     --
------------------------------------------------------------------------------
                                             $4,032,156             $3,403,141
                                             =================================

The accompanying notes are an integral part of these financial statements.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Consolidated Statement of Income and Retained Earnings
(Dollars in thousands, except per share amounts; adjusted for 1996 stock split)


For the years ended December 31,                    1996       1995       1994
==============================================================================
CONSOLIDATED INCOME
Operating revenues                              $894,646   $802,820   $770,241
------------------------------------------------------------------------------
Operating expenses
  Operation and maintenance                      425,170    402,362    391,539
  Depreciation and amortization                   93,413     79,977     72,892
  General taxes                                   82,017     76,208     73,085
------------------------------------------------------------------------------
                                                 600,600    558,547    537,516
------------------------------------------------------------------------------
Operating income                                 294,046    244,273    232,725
Allowance for other funds used during
  construction                                     6,540     11,771      5,890
Gain from eminent domain litigation                   --      6,600         --
Other income                                       3,301      1,844      2,383
------------------------------------------------------------------------------
                                                 303,887    264,488    240,998
------------------------------------------------------------------------------
Income deductions
  Interest                                       136,760    117,042    110,088
  Allowance for borrowed funds used during
    construction                                  (5,202)    (9,573)    (4,570)
  Amortization of debt expense                     1,497      1,273      1,229
  Preferred dividends of subsidiaries              3,616      3,698      3,814
  Other deductions                                 1,714      2,341      1,873
------------------------------------------------------------------------------
                                                 138,385    114,781    112,434
------------------------------------------------------------------------------
Income before income taxes                       165,502    149,707    128,564
Provision for income taxes                        63,828     57,646     49,912
------------------------------------------------------------------------------
Net income                                       101,674     92,061     78,652
Dividends on preferred stocks                      3,984      3,984      3,984
------------------------------------------------------------------------------
Net income to common stock                      $ 97,690   $ 88,077   $ 74,668
                                                ==============================
Average shares of common stock
  outstanding (thousands)                         74,609     66,764     63,836
Earnings per common share on average
  shares outstanding                            $   1.31   $   1.32   $   1.17
                                                ==============================
CONSOLIDATED RETAINED EARNINGS
Balance at beginning of year                    $622,061   $578,051   $539,539
Add: net income                                  101,674     92,061     78,652
Deduct: adjustment for 1996 stock split
  on shares issued during the year                 6,269      1,567      1,770
------------------------------------------------------------------------------
                                                 717,466    668,545    616,421
------------------------------------------------------------------------------
Deduct: dividends
  Preferred stock                                  3,528      3,528      3,528
  Preference stock                                   456        456        456
  Common stock -- $.70 per share in 1996,
    $.64 per share in 1995,
    $.54 per share in 1994                        51,299     42,500     34,386
------------------------------------------------------------------------------
                                                  55,283     46,484     38,370
------------------------------------------------------------------------------
Balance at end of year                          $662,183   $622,061   $578,051
                                                ==============================

The accompanying notes are an integral part of these financial statements.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Consolidated Statement of Cash Flows
(Dollars in thousands)



For the years ended December 31,                    1996       1995       1994
==============================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                     $ 101,674  $  92,061  $  78,652
Adjustments
  Depreciation and amortization                   93,413     79,977     72,892
  Provision for deferred income taxes             22,288     15,344     17,482
  Provision for losses on accounts receivable      5,479      4,288      3,762
  Allowance for other funds used during
    construction                                  (6,540)   (11,771)    (5,890)
  Employee benefit expenses less
    than funding                                    (849)    (6,643)    (1,999)
  Deferred revenues, net                          (1,125)       (17)       138
  Deferred tank painting costs                    (2,544)    (1,675)    (2,308)
  Deferred rate case expense                      (1,897)    (3,032)    (2,171)
  Amortization of deferred charges                 8,533      6,995      7,726
  Other, net                                      (2,347)     1,617     (1,500)
  Changes in assets and liabilities, net of
    effects from acquisitions
    Accounts receivable                           (5,175)   (14,897)    (5,759)
    Unbilled revenues                             (1,543)     9,897       (389)
    Other current assets                             612       (785)       364
    Accounts payable                              (6,514)      (329)    11,985
    Taxes accrued, including federal income       (2,591)      (254)     1,554
    Interest accrued                               3,465        (33)     3,070
    Other current liabilities                      4,178      8,353       (265)
------------------------------------------------------------------------------
Net cash from operating activities               208,517    179,096    177,344
------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures                       (273,732)  (330,762)  (265,673)
Allowance for other funds used during
  construction                                     6,540     11,771      5,890
Water system acquisitions                       (302,447)    (5,738)    (6,011)
Proceeds from the disposition of property,
  plant and equipment                              4,649     16,307      3,013
Removal costs from property, plant and
  equipment retirements                           (8,264)    (7,204)    (6,375)
Funds restricted for construction activity         8,136     12,286    (20,314)
------------------------------------------------------------------------------
Net cash used in investing activities           (565,118)  (303,340)  (289,470)
------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                     248,459    132,450    196,400
Proceeds from common stock, net of
  issuance costs                                 186,451     33,544     35,037
Net borrowings (repayments) under
  line-of-credit agreements                       (1,249)    66,214   (111,195)
Advances and contributions for construction,
  net of refunds                                  17,829     19,296     22,586
Debt issuance costs                               (4,187)    (1,735)    (4,076)
Repayment of long-term debt                      (44,887)   (85,452)    (7,303)
Redemption of preferred stocks                    (1,275)    (1,411)    (2,792)
Dividends paid                                   (55,283)   (46,484)   (38,370)
------------------------------------------------------------------------------
Net cash from financing activities               345,858    116,422     90,287
------------------------------------------------------------------------------
Net decrease in cash and cash equivalents        (10,743)    (7,822)   (21,839)
Cash and cash equivalents at beginning of year    23,717     31,539     53,378
------------------------------------------------------------------------------
Cash and cash equivalents at end of year       $  12,974  $  23,717  $  31,539
                                               ===============================
Cash paid during the year for:
  Interest, net of capitalized amount          $ 134,084  $ 119,676  $ 108,653
                                               ===============================
  Income taxes                                 $  49,197  $  44,191  $  34,429
                                               ===============================

The accompanying notes are an integral part of these financial statements.

---------------------------------------------------------------------------
Consolidated Statement of Capitalization
(Dollars in thousands, except per share amounts; adjusted for 1996 stock split)


At December 31,                                           1996            1995
==============================================================================
COMMON STOCKHOLDERS' EQUITY:
  Common stock -- $1.25 par value, authorized
    300,000,000 shares, outstanding 78,421,302
    shares in 1996 and 67,826,670 shares in 1995    $   98,027        $ 84,783
  Paid-in capital                                      298,448         114,161
  Retained earnings                                    662,183         622,061
  Unearned compensation                                   (784)         (2,066)
------------------------------------------------------------------------------
                                                     1,057,874         818,939
------------------------------------------------------------------------------

At December 31, 1996, common shares reserved for issuance in connection with the Company's stock plans were 60,923,162 shares for the Stockholder
Rights Plan, 7,041,231 shares for the Dividend
Reinvestment and Stock Purchase Plan, 937,240 shares for the Employees' Stock Ownership Plan, 314,961 shares for the Savings Plan for Employees and 458,428 shares for the Long-Term Performance-Based
Incentive Plan.

PREFERRED STOCKS WITH MANDATORY
REDEMPTION REQUIREMENTS:
  Cumulative preferred stock -- $25 par value,
    authorized 1,770,000 shares
  8.50% series (non-voting), outstanding 1,600,000
    shares, due for redemption at par value
    on December 1, 2000                                 40,000          40,000
------------------------------------------------------------------------------

PREFERRED STOCKS WITHOUT MANDATORY
REDEMPTION REQUIREMENTS:
  Cumulative preferred stock -- $25 par value
    5% series, outstanding 101,777 shares                2,544           2,544
  Cumulative preference stock -- $25 par value,
    authorized 750,000 shares
    5% series (non-voting), outstanding 365,158 shares   9,129           9,129
  Cumulative preferential stock -- $35 par value,
    authorized 3,000,000 shares, no outstanding shares      --              --
------------------------------------------------------------------------------
                                                        11,673          11,673
------------------------------------------------------------------------------

PREFERRED STOCKS OF SUBSIDIARIES:
  Dividend rate
    3.9% to less than 5%                                 7,029           7,523
    5% to less than 6%                                   5,573           5,719
    6% to less than 7%                                   2,091           2,285
    7% to less than 8%                                   2,320           2,370
    8% to less than 9%                                  24,874          24,907
    9% to less than 10%                                  4,752           4,970
    10% to less than 11%                                   700             840
------------------------------------------------------------------------------
                                                        47,339          48,614
------------------------------------------------------------------------------

Preferred stock agreements of certain subsidiaries require annual sinking fund payments in varying amounts and permit redemption at various prices at the option of the subsidiaries on thirty days' notice, or, in the event of involuntary liquidation, at par value plus accrued dividends. Sinking fund payments for the next five years will amount to $1,321 in 1997, $1,315 in 1998, $1,247 in 1999, $1,149 in 2000, and $1,074 in 2001.

Redemptions of preferred stock amounted to $1,275 in 1996 and $1,411 in 1995.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------


                                           CURRENT
                                        MATURITIES          1996          1995
==============================================================================
LONG-TERM DEBT OF AMERICAN WATER
WORKS COMPANY, INC.:
  9.06% Series B-2 debentures,
    due December 1, 1999                        --    $   35,000    $   35,000
  7.41% Series C debentures,
    due May 1, 2003                             --        81,000        81,000
------------------------------------------------------------------------------
                                                --       116,000       116,000
------------------------------------------------------------------------------

Capital lease obligations to a subsidiary were $95 in 1996 and $40 in 1995.

LONG-TERM DEBT OF SUBSIDIARIES:
  Interest Rate
    1% to less than 2%                         131         2,258            --
    4% to less than 5%                         374         5,217           326
    5% to less than 6%                          46       118,599       112,646
    6% to less than 7%                         234       356,070       276,304
    7% to less than 8%                         282       592,218       297,323
    8% to less than 9%                      31,600       172,200       203,800
    9% to less than 10%                     23,004       288,017       311,021
    10% to less than 11%                       455        64,770        65,225
    14% to less than 15%                       700            --           700
------------------------------------------------------------------------------
                                            58,826     1,599,349     1,267,345
  Capital leases                               318         1,045         1,304
------------------------------------------------------------------------------
                                          $ 57,144     1,600,394     1,268,649
------------------------------------------------------------------------------
                                                      $2,873,280    $2,303,875
                                                      ========================

Maturities of long-term debt of subsidiaries, including sinking fund requirements, during the next five years will amount to $57,144 in 1997, $25,138 in 1998, $18,026 in 1999, $37,057 in 2000
and $107,531 in 2001.

Long-term debt of subsidiaries is substantially secured by utility plant and by a pledge of certain securities of subsidiaries and affiliates.

The accompanying notes are an integral part of these financial statements.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Consolidated Statement of Common Shareholders' Equity
(Dollars in thousands, except per share amounts; adjusted for 1996 stock split)


                                         Common Stock                                                   Common
                                    ---------------------    Paid-in    Retained       Unearned  Stockholders'
                                        Shares  Par Value    Capital    Earnings   Compensation         Equity
==============================================================================================================
BALANCE AT DECEMBER 31, 1993        62,487,486    $78,109   $ 37,627    $539,539        $    --     $  655,275

   Net income                               --         --         --      78,652             --         78,652
   Dividend reinvestment               302,508        378      3,910        (189)            --          4,099
   Stock purchase                    2,185,072      2,732     26,993      (1,367)            --         28,358
   Employees' stock ownership plan     164,708        206      2,283        (103)            --          2,386
   Savings plan for employees          178,600        223      2,392        (111)            --          2,504
   Incentive plan                           --         --      2,798          --         (2,262)           536
   Dividends:
     Preferred stocks                       --         --         --      (3,984)            --         (3,984)
     Common stock, $.54 per share           --         --         --     (34,386)            --        (34,386)
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994        65,318,374     81,648     76,003     578,051         (2,262)       733,440

   Net income                               --         --         --      92,061             --         92,061
   Dividend reinvestment               339,086        424      4,576        (212)            --          4,788
   Stock purchase                    1,809,872      2,262     24,936      (1,131)            --         26,067
   Employees' stock ownership plan     154,730        193      2,363         (96)            --          2,460
   Savings plan for employees          204,608        256      2,940        (128)            --          3,068
   Incentive plan                           --         --      3,343          --            196          3,539
   Dividends:
     Preferred stocks                       --         --         --      (3,984)            --         (3,984)
     Common stock, $.64 per share           --         --         --     (42,500)            --        (42,500)
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995        67,826,670     84,783    114,161     622,061         (2,066)       818,939

   Net income                               --         --         --     101,674             --        101,674
   Common stock offering             8,400,000     10,500    147,436      (5,250)            --        152,686
   Dividend reinvestment               283,332        354      5,222         (90)            --          5,486
   Stock purchase                    1,277,765      1,597     23,211        (596)            --         24,212
   Employees' stock ownership plan     132,458        166      2,428         (83)            --          2,511
   Savings plan for employees          259,505        325      4,878         (99)            --          5,104
   Incentive plan                      241,572        302      1,112        (151)         1,282          2,545
   Dividends:
     Preferred stocks                       --         --         --      (3,984)            --         (3,984)
     Common stock, $.70 per share           --         --         --     (51,299)            --        (51,299)
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996        78,421,302    $98,027   $298,448    $662,183        $  (784)    $1,057,874
                                    ==========================================================================

The accompanying notes are an integral part of these financial statements.

                                         AMERICAN WATER WORKS COMPANY, INC.
---------------------------------------------------------------------------
Balance Sheet
(Dollars in thousands)

At December 31,                                      1996              1995
===========================================================================
ASSETS
Investments in subsidiaries
  Securities                                   $1,261,532        $1,003,088
  Notes and advances                                  100               110
---------------------------------------------------------------------------
                                                1,261,532         1,003,198
---------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                            43               119
  Other receivable from subsidiaries                  907             2,673
  Other                                               190               157
---------------------------------------------------------------------------
                                                    1,140             2,949
---------------------------------------------------------------------------
Deferred debits
  Deferred income taxes                             3,377             2,922
  Debt expense                                        236               291
  Preferred stock expense                             184               231
  Other                                                 6                11
---------------------------------------------------------------------------
                                                    3,803             3,455
---------------------------------------------------------------------------
Other long-term assets                              9,788             8,982
---------------------------------------------------------------------------
                                               $1,276,363        $1,018,584
                                               ============================

CAPITALIZATION AND LIABILITIES
Capitalization
  Common stockholders' equity                  $1,057,874        $  818,939
  Preferred stocks with mandatory redemption
    requirements                                   40,000            40,000
  Preferred stocks without mandatory
    redemption requirements                        11,673            11,673
  Long-term debt                                  116,095           116,040
---------------------------------------------------------------------------
                                                1,225,642           986,652
---------------------------------------------------------------------------
Current liabilities
  Bank debt                                        38,100             3,700
  Current portion of long-term debt                    41            15,024
  Interest accrued                                  1,569             1,502
  Taxes accrued, including federal income              31                --
  Other                                               915             1,345
---------------------------------------------------------------------------
                                                   40,656            21,571
---------------------------------------------------------------------------
Other long-term liabilities                        10,065            10,361
---------------------------------------------------------------------------
Commitments and contingencies                          --                --
---------------------------------------------------------------------------
                                               $1,276,363        $1,018,584
                                               ============================

The accompanying notes are an integral part of these financial statements.

                                         AMERICAN WATER WORKS COMPANY, INC.
---------------------------------------------------------------------------
Statement of Income and Retained Earnings
(Dollars in thousands, except per share amounts; adjusted for 1996 stock split)

For the years ended December 31,                    1996       1995       1994
==============================================================================
INCOME
Income from subsidiaries
  Equity in earnings of subsidiaries
    Dividends                                   $ 82,155   $ 77,182   $ 64,917
    Undistributed earnings                        31,605     26,315     24,532
------------------------------------------------------------------------------
                                                 113,760    103,497     89,449
  Interest                                             6          7        154
Other income                                         503      1,147        510
------------------------------------------------------------------------------
                                                 114,269    104,651     90,113
------------------------------------------------------------------------------
Expenses
  Operating and administrative expenses            8,003      8,086      6,897
  General taxes                                      252        239        232
  Interest                                        11,639     11,027     10,642
  Amortization of debt expense                        55         56         56
------------------------------------------------------------------------------
                                                  19,949     19,408     17,827
------------------------------------------------------------------------------
Income before income taxes                        94,320     85,243     72,286
Provision for income taxes                        (7,354)    (6,818)    (6,366)
------------------------------------------------------------------------------
Net income                                       101,674     92,061     78,652
Dividends on preferred stocks                      3,984      3,984      3,984
------------------------------------------------------------------------------
Net income to common stock                      $ 97,690   $ 88,077   $ 74,668
                                                ==============================
Average shares of common stock
  outstanding (thousands)                         74,609     66,764     63,836
Earnings per common share on average
  shares outstanding                            $   1.31   $   1.32   $   1.17
                                                ==============================
RETAINED EARNINGS
Balance at beginning of year                    $622,061   $578,051   $539,539
Add: net income                                  101,674     92,061     78,652
Deduct: adjustment for 1996 stock split
  on shares issued during the year                 6,269      1,567      1,770
------------------------------------------------------------------------------
                                                 717,466    668,545    616,421
------------------------------------------------------------------------------
Deduct: dividends
  Preferred stock                                  3,528      3,528      3,528
  Preference stock                                   456        456        456
  Common stock -- $.70 per share in 1996,
    $.64 per share in 1995,
    $.54 per share in 1994                        51,299     42,500     34,386
------------------------------------------------------------------------------
                                                  55,283     46,484     38,370
------------------------------------------------------------------------------
Balance at end of year                          $662,183   $622,061   $578,051
                                                ==============================

The accompanying notes are an integral part of these financial statements.

                                         AMERICAN WATER WORKS COMPANY, INC.
---------------------------------------------------------------------------
Statement of Cash Flows
(Dollars in thousands)

For the years ended December 31,                    1996       1995       1994
==============================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                     $ 101,674   $ 92,061   $ 78,652
Adjustments
  Undistributed earnings of subsidiaries         (31,605)   (26,315)   (24,532)
  Other, net                                       1,210      1,620      1,558
  Changes in assets and liabilities
    Receivables from subsidiaries                  2,979          4         49
    Other current assets                             (82)       (28)      (272)
    Taxes accrued, including federal income           50        (71)      (495)
    Interest accrued                                  67         88         36
    Other current liabilities                       (400)       595       (106)
------------------------------------------------------------------------------
Net cash from operating activities                73,893     67,954     54,890
------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiaries' common stock        (226,839)   (78,554)   (63,315)
Repayment of promissory notes by subsidiaries         10         10      4,510
Other                                             (1,209)      (501)      (684)
------------------------------------------------------------------------------
Net cash used in investing activities           (228,038)   (79,045)   (59,489)
------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common stock, net of
  issuance costs                                 189,999     36,383     37,347
Dividends paid                                   (55,283)   (46,484)   (38,370)
Net borrowings under line-of-credit
  agreements                                      34,400      3,700         --
Repayment of long-term debt                      (15,033)       (23)       (15)
Other                                                (14)       (13)       (18)
------------------------------------------------------------------------------
Net cash from (used in) financing activities     154,069     (6,437)    (1,056)
------------------------------------------------------------------------------
Net decrease in cash and cash equivalents            (76)   (17,528)    (5,655)
Cash and cash equivalents at beginning of year       119     17,647     23,302
------------------------------------------------------------------------------
Cash and cash equivalents at end of year       $      43   $    119   $ 17,647
                                               ===============================
Cash paid (received) during the year for:
  Interest                                     $  11,572   $ 10,939   $ 10,606
                                               ===============================
  Income taxes                                 $  (6,905)  $ (5,844)  $ (5,848)
                                               ===============================

The accompanying notes are an integral part of these financial statements.

---------------------------------------------------------------------------
Notes to Financial Statements
(Dollars in thousands, except per share amounts)


NOTE 1: ORGANIZATION AND OPERATION

American Water Works Company, Inc. through its regulated subsidiaries provides water and wastewater service in 21 states. As public utilities, the regulated companies function under rules and regulations prescribed by state regulatory commissions.

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

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REGULATION

The regulated subsidiaries have incurred various costs and received various credits which have been reflected as regulatory assets and liabilities on the Company's consolidated balance sheet. Accounting for such costs and credits as regulatory assets and liabilities is in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No.
71). This statement sets forth the application of generally accepted accounting principles for those companies whose rates are established by or are subject to approval by an independent third-party regulator. Under SFAS No. 71, regulated companies defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the rate-making process in a period different from the period in which they would have been reflected in income by an unregulated company. These deferred regulatory assets and liabilities are then reflected in the income statement in the period in which the same amounts are reflected in the rates charged for service.

PROPERTY, PLANT AND EQUIPMENT

Additions to utility plant and replacements of retirement units of property are capitalized. Costs include material, direct labor and such indirect items as engineering and supervision, payroll taxes and benefits, transportation and an allowance for funds used during construction. Repairs, maintenance and minor replacements of property are charged to current operations. The cost of property units retired in the ordinary course of business plus removal cost (less salvage) is charged to accumulated depreciation. The cost of property, plant and equipment is generally depreciated using the straight-line method over the estimated service lives of the assets.

    Utility plant acquisition adjustments include the difference between the purchase price of utility plant and its original cost (less accumulated depreciation) and are being amortized over a period of 40 years. Utility plant acquisition adjustments and the excess of cost of investments in subsidiaries over book equity at acquisition, prior to October 31, 1970, are not being amortized because in the opinion of management there has been no diminution in value.

CASH AND CASH EQUIVALENTS

Substantially all of the Company's cash is invested in interest bearing accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of investment grade commercial paper, bank certificates of deposit and United States
Government securities. Cash equivalents are stated at cost plus accrued interest which approximates market value.

MATERIALS AND SUPPLIES

Materials and supplies are stated at average cost.

REGULATORY AND OTHER LONG-TERM ASSETS

The Company has recorded a regulatory asset for the additional revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse. These temporary differences are primarily related to the difference between book and tax depreciation on property placed in service before the adoption by the regulatory authorities of full normalization for rate making purposes.

    The regulatory asset for income taxes recoverable through rates is net of the reduction expected in future revenues as deferred taxes previously provided, attributable to the difference between the state and federal income tax rates under prior law and the current statutory rates, reverse over the average remaining service lives of the related assets.

    Debt expense is amortized over the lives of the respective issues. Call premiums on the redemption of long-term debt, as well as unamortized debt expense, are deferred and amortized to the extent they will be recovered through future service rates. Expenses of preferred stock issues without sinking fund provisions are amortized over 30 years from date of issue; expenses of issues with sinking fund provisions are charged to operations as shares are retired.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------




    Pension expense in excess of the amount contributed to the pension plan is deferred by certain subsidiaries. These costs will be recovered in future service rates as contributions are made to the pension plan.

    Postretirement benefit expense in excess of the amount recovered in rates is deferred by certain subsidiaries. These costs will be reflected in future service rates within approximately five years from the January 1, 1993 adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and the combined deferral recovery period will not exceed approximately 20 years.

    Deferred treatment plant costs consist of operating expenses, including depreciation and property taxes, and the carrying charges associated with several water treatment plants and related facilities acquired in 1996 (see Pennsylvania Acquisition in note 4) from the time the assets were placed in service until recovery of such costs is allowed in future service rates. A portion of these costs has been recognized in the rates charged for water service and is being amortized over a 10-year period ending in 2003 as authorized by the regulatory authorities. Recovery of the remaining costs is expected to be allowed by the regulatory authorities in future service rates.

    Deferred water utility billings represent revenue which will be recovered from customers in future years under the terms of qualified phase-in plans pursuant to the provisions of Statement of Financial Accounting Standards No. 92, "Regulated Enterprises--Accounting for Phase-In Plans." These regulatory assets have been recorded in accordance with the terms of rate orders received by the previous owners of water utility assets that were acquired in 1996 (see Pennsylvania Acquisition in note 4). The deferred billings are scheduled to conclude in 1998.

    Tank painting costs are generally deferred and amortized to current operations on a straight-line basis over periods ranging from 4 to 20 years, as authorized by the regulatory authorities in their determination of rates charged for service.

OTHER CURRENT LIABILITIES

Other current liabilities at December 31, 1996 and 1995 include payables to banks of $10,468 and $9,818, respectively, which represent checks issued but not presented to the banks for payment, net of the related bank balance.

ADVANCES AND CONTRIBUTIONS IN AID OF CONSTRUCTION

Regulated subsidiaries may receive advances and contributions to fund construction necessary to extend service to new areas. As determined by the regulatory authorities, advances for construction are refundable for limited periods of time as new customers begin to receive service. Amounts which are no longer refundable are reclassified to contributions in aid of construction.

    Utility plant funded by advances and contributions is excluded from rate base and is generally not depreciated for rate making purposes. Generally, advances and contributions received during the period of January 1, 1987 through June 12, 1996 have been included in taxable income and the related property is depreciable for tax purposes. As a result of a tax law change advances and contributions received subsequent to June 12, 1996 are excluded from taxable income.

RECOGNITION OF REVENUES

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

    Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes. Deferred income taxes have been provided on the difference between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements. These deferred income taxes are based on the enacted tax rates to be in effect when such temporary differences are expected to reverse. The regulated subsidiaries also recognize regulatory assets and liabilities for the effect on revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse.

    Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

    AFUDC is a non-cash credit to income with a corresponding charge to utility plant which represents the cost of borrowed funds and a return on equity funds devoted to plant under construction. The regulated subsidiaries record AFUDC to the extent permitted by the regulatory authorities.

---------------------------------------------------------------------------
Notes to Financial Statements
(Dollars in thousands, except per share amounts)


ENVIRONMENTAL COSTS

Environmental expenditures that relate to current operations or provide a future benefit are expensed or capitalized as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated.

ASSET IMPAIRMENT

Long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, or a separate entity basis, may not be recoverable. If the sum of the future cash flows expected to result from the use of the assets and their eventual disposition is less than the carrying amount of the assets, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the assets. A regulatory asset is charged to earnings if and when future recovery in rates of that asset is no longer probable.

RECLASSIFICATION

Certain reclassifications have been made to conform previously reported data to the current presentation.

NOTE 3: STOCK SPLIT

On July 3, 1996, the Board of Directors declared a two-for-one common stock split, in conjunction with an increase in the number of shares of common stock the Company is authorized to issue from 100,000,000 shares to 300,000,000 shares approved at the Company's Annual Meeting of Stockholders held May 2, 1996. The stock split was paid in the form of a 100% stock dividend whereby each holder of shares of common stock received one additional share of common stock for each share owned. The stock dividend was paid on July 25, 1996 to shareholders of record on July 15, 1996. The transaction had no effect on total stockholders' equity. The number of shares and the amounts for common stock, retained earnings, net income per share, and dividends paid per share of common stock have been restated to reflect the effect of the stock split.

NOTE 4: ACQUISITIONS AND DISPOSITIONS

PENNSYLVANIA ACQUISITION

On February 16, 1996, the Company's subsidiary,
Pennsylvania-American Water Company, acquired the water utility operations of Pennsylvania Gas and Water Company (now known as PG Energy Inc.) for $409,400. The acquired operations, which include 10 water treatment plants and 36 reservoirs, serve 132,000 customers in northeastern Pennsylvania. The acquisition was accounted for as a purchase, and the accompanying financial statements reflect the results of operations of the acquired business subsequent to the purchase date. The purchase price consisted of $262,500 in cash and the assumption of $146,900 of PG Energy Inc.'s liabilities, including $141,000 of its long-term debt. The cash payment was funded with short-term debt that was subsequently repaid with the proceeds from the Company's common stock offering (see note 7) and a portion of the proceeds from Pennsylvania- American's offering of $150,000 of 30-year, 7.8% General Mortgage Bonds.

    The unaudited pro forma results listed below were prepared as if the acquisition and related offerings had occurred on January 1, 1995, and include the historical results of the company and of the acquired operations. The unaudited pro forma information is not necessarily indicative of the results of operations that might have occurred had the acquisition actually taken place on the date indicated, or of future results of operations of the combined entities:

Year Ended December 31,                    1996        1995
===========================================================
Revenues                               $902,190    $869,126
Net income                              102,176      99,153
Earnings per common share              $   1.26    $   1.27

HOWELL TOWNSHIP, NEW JERSEY ACQUISITION

On December 23, 1996, the Company's subsidiary, New Jersey-American Water Company, acquired the water utility assets of Howell Township, New Jersey, at a total cost of $35,400. The system which serves 6,000 customers is located between New Jersey-American's existing Monmouth County and Lakewood operations.

GRAFTON, MASSACHUSETTS EMINENT DOMAIN PROCEEDING

During the second quarter of 1995, the Company resolved its litigation with the Grafton Water District in Massachusetts to recover the fair market value of the water utility taken through eminent domain by the District in 1988. In 1990, a jury awarded the Company $5,600 for these assets that had served 2,300 customers. Since that time, the District pursued various appeals, all of which resulted in reaffirmation of the jury award. In addition to the $1,100 paid by the District in 1988, the Company received $6,600 which includes the remainder of the jury award and $2,100 in interest. This produced a gain in 1995 of $3,900, or $.06 per share, after applicable income taxes.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



OHIO SUBURBAN WATER COMPANY EMINENT DOMAIN PROCEEDING

On September 29, 1995, the City of Huber Heights acquired, under threat of taking through eminent domain, the assets of the Ohio Suburban Water Company for $14,400. Ohio Suburban, which had served 14,600 customers, was acquired by the Company's subsidiary in Ohio as part of an acquisition of Midwestern water utilities in 1993. The sale of these assets, in accordance with a sales agreement providing for the Company to recoup the entire investment that it made only two years before, did not have an adverse financial effect on the Company.

NOTE 5: JOINT VENTURE

A subsidiary of the Company owns a 50 percent interest in AmericanAnglian Environmental Technologies, a joint venture with Anglian Water Plc., a British water and wastewater utility. AmericanAnglian provides both technical expertise and financing resources to communities to operate and upgrade their water and wastewater systems. The results of the joint venture are accounted for by the Company under the equity method.

    In December 1995, half of the common stock of the Company's American Commonwealth Management Services Company subsidiary was sold to Anglian Water Plc. for $1,174 in cash. The Company and Anglian then transferred ownership of American Commonwealth Management Services to their AmericanAnglian joint venture. American Commonwealth Management Services provides management and operating services, at a profit, to non-affiliated water and wastewater systems. It also owns facilities to regenerate carbon used for water filtration and those capabilities are being marketed to affiliated and non-affiliated water utilities.

NOTE 6: UTILITY PLANT

The components of utility plant by category at December 31 are as follows:


                                                1996          1995
==================================================================
Water plant
  Sources of supply                       $  187,358    $  147,159
  Treatment and pumping                      956,858       669,161
  Transmission and distribution            1,890,080     1,550,687
  Services, meters and fire hydrants         702,906       595,156
  General structures and equipment           266,440       213,070
Wastewater plant                              31,267        29,451
Construction work in progress                101,874       270,824
------------------------------------------------------------------
                                           4,136,783     3,475,508
Less-accumulated depreciation                682,833       590,827
------------------------------------------------------------------
                                          $3,453,950    $2,884,681
                                          ========================

NOTE 7: COMMON STOCK OFFERING

On May 9, 1996, the Company sold 3,643,100 shares of common stock at $37.625 per share in a public common stock offering. Concurrently with, and conditioned upon the completion of this offering, certain members of families that are existing large holders of common stock (the "Ware Family Buyers") agreed to purchase from the Company and the Company agreed to sell to the Ware Family Buyers 556,900 shares of common stock at the price available to the public, less underwriting discounts and commissions, in a private offering. Including the effect of the July 1996 stock split (see note 3), these offerings increased by 8,400,000 shares the number of the Company's shares of common stock outstanding. The net proceeds from the offerings were $152,700, after deducting the underwriting discounts and commissions and offering expenses payable by the Company. The Ware Family Buyers include William R. Cobb, Marilyn Ware Lewis and Paul W. Ware, who are directors of the Company.

NOTE 8: COMMON STOCKHOLDERS' EQUITY

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company's Dividend Reinvestment and Stock Purchase Plan provides for optional cash purchases of newly issued common stock of the Company. In addition to permitting record holders of common stock to have all or part of their dividends automatically reinvested in additional shares of common stock, the plan permits stockholders to purchase up to five thousand dollars of common stock each month directly from the Company. In 1994, initial costs of $507 associated with a plan amendment providing for optional cash purchase of stock were charged to paid-in capital.

    The plan was amended, as of March 1, 1996, to provide for new shares purchased under the plan to be priced at the applicable average market price. Until March 1, 1996, shares purchased with reinvested dividends or optional cash purchases were priced at 95% of the applicable average market price.

STOCKHOLDER RIGHTS PLAN

Each share of the Company's common stock has one Flip-Over Right and one Flip-In Right (the "Rights") attached. The Rights will not be exercisable until such time as a person or group (an "Acquiring Person") acquires or announces an offer for 25% or more of the Company's common stock. The Rights will then entitle the holder to buy from the Company one-half share of the Company's common stock for twenty dollars.

    Thereafter, if the Company is acquired in a merger or business combination in which the Company does not

---------------------------------------------------------------------------
Notes to Financial Statements
(Dollars in thousands, except per share amounts)


survive, or if 50% or more of the Company's assets or earning power are sold or transferred, each Flip-Over Right will become the right to buy, at twice its then current exercise price, that number of shares of the acquiring person's common stock which at that time have a market value of four times the then current exercise price of the Flip-Over Right. If an Acquiring Person (i) acquires beneficial ownership of 35% or more of the Company's common stock, (ii) acquires the Company in a merger or business combination transaction in which the Company survives and its stock is not changed or (iii) engages in certain self-dealing transactions, each Flip-In Right not owned by the acquiror will become the right to buy, at twice its then current exercise price, that number of shares of the Company's common stock which at that time have a market value of four times the then current price of the Flip-In Right.

    The Rights are redeemable, in whole, but not in part, by the Company at a price of $.00025 per Right under certain circumstances. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings per share of the Company.

NOTE 9: EMPLOYEE STOCK PLANS

EMPLOYEES' STOCK OWNERSHIP PLAN

The Company and its subsidiaries have an Employees' Stock Ownership
Plan which provides for beneficial ownership of Company common stock by all employees who are not included in a bargaining unit. Each participating employee can elect to contribute an amount that does not exceed 2% of their wages for the preceding year. In addition to the employee's participation, the Company makes a contribution equivalent to 1/2% of each participant's qualified compensation for the preceding year, and matches 100% of the contribution by each participant. The Company expensed contributions of $1,427 for 1996, $1,408 for 1995 and $1,366 for 1994 that it made to the plan. The trustee of the plan may purchase shares of the Company's common stock from the Company, in the open market, or in a private transaction.

SAVINGS PLAN FOR EMPLOYEES

The Company and its subsidiaries have a 401(k) Savings Plan for Employees for all employees who have more than six months of service. Employee contributions are invested at the direction of the employee in one or more funds including a fund consisting entirely of common stock of the Company. The Company currently matches 45% of the first 4% of each employee's wages contributed to the plan. The Company expensed matching contributions to the plan totaling $2,198 for 1996, $1,429 for 1995 and $999 for 1994. All of the Company's matching contributions are invested in the fund of Company common stock. The trustee of the plan may purchase shares of the Company's common stock at the prevailing market price, from the Company in the open market, or in a private transaction.

LONG-TERM PERFORMANCE-BASED INCENTIVE PLAN

In 1994, the Company and its subsidiaries implemented a Long-Term Performance-Based Incentive Plan effective as of January 1, 1993.
Under the plan, designated executives and other key employees will be eligible to receive awards if performance cycle goals based on earnings-per-share growth and total return to Company stockholders, in comparison to a designated peer group of water companies, are met. The plan is administered by the Compensation and Management Development Committee of the Board of Directors. The Committee will determine the value or range of values, including the maximum value, of awards to each participant. Awards may be paid in the form of cash, restricted shares of common stock, or a combination of both. The cost of the plan is being charged to expense over the three-year performance cycle. Such expense was $1,950 in 1996, $5,386 in 1995 and $914 in 1994. The market value of common stock expected to be awarded under the plan has been recorded as unearned compensation and is shown as a separate component of common stockholders' equity.

NOTE 10: POSTRETIREMENT BENEFITS

PENSION BENEFITS

The Company and its subsidiaries have a noncontributory defined benefit pension plan covering substantially all employees. Benefits under the plan are based on the employee's years of service and average annual compensation for those 60 consecutive months of employment which yield the highest average.

    The following table provides pension cost components and the expected long-term rate of return on plan assets used in determining net pension cost:

                                      1996       1995       1994
================================================================
Service cost-benefits
   earned during the year         $ 12,820   $  8,332   $ 10,240
Interest cost on projected
   benefit obligation               28,189     25,560     24,360
Actual return on plan assets       (35,343)   (94,167)    (9,383)
Net amortization and deferral        1,311     67,768    (15,472)
----------------------------------------------------------------
Net pension cost                  $  6,977   $  7,493   $  9,745
                                  ==============================
Assumed asset earnings rate          8.50%      8.50%      8.50%

The Company's funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974. The Company made contributions to the plan of $4,307 in 1996, $9,993 in 1995 and $4,750 in 1994. Pension plan assets are invested in a number of investments including a guaranteed interest

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------




contract with a major insurance company, equity mutual funds, United States Government securities and publicly traded bonds. In November 1995, the plan received 2,000,000 shares of common stock from Allmerica Financial Corporation in connection with the demutualization of its State Mutual Life Assurance Company subsidiary. State Mutual, as a mutual insurance company, was owned by its policyholders. The shares of Allmerica Financial received by the plan were subsequently sold, resulting in a net gain of approximately $47,000 to the plan. The actual return on plan assets also reflects the higher than expected returns in the general capital markets in 1996 and 1995. The following table reconciles plan assets and liabilities to the funded status of the plan at December 31:

                                              1996       1995
=============================================================
Plan assets at fair value                 $404,321   $376,508
                                          ===================
Actuarial present value
   of benefit obligations:
      Vested benefits                     $304,800   $300,475
      Non-vested benefits                    6,895      7,873
-------------------------------------------------------------
      Accumulated benefit obligation       311,695    308,348
      Effect of projected
         future salary increases            82,870     89,036
-------------------------------------------------------------
      Total projected benefit obligation  $394,565   $397,384
                                          ===================
Projected benefit obligation less than
  (in excess) of plan assets              $  9,756   $(20,876)
Unrecognized net transition asset          (14,116)   (16,468)
Unrecognized prior service cost              2,180        919
Unrecognized net (gain) loss               (21,012)    15,904
-------------------------------------------------------------
Accrued pension cost                      $(23,192)  $(20,521)
                                          ===================
Discount rate assumption                     7.50%      7.00%
Compensation growth rate assumption          5.00%      5.00%

The Company also has two unfunded supplemental non-qualified pension plans that provide additional retirement benefits to certain employees of the Company and its subsidiaries. Pension costs for the supplemental plans were $1,299 for 1996, $1,163 for 1995 and $1,344 for 1994. At
December 31, 1996, the projected benefit obligation for these plans totaled $12,510. Accrued as a pension liability on the balance sheet is $9,020 representing $6,994 of accrued pension cost and an unfunded accumulated benefit obligation in excess of accrued pension cost of $2,026.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company and its subsidiaries provide certain life insurance benefits for retired employees and certain health care benefits for retired employees and their dependents. Substantially all employees may become eligible for these benefits if they reach retirement age while still working for the Company. Retirees and their dependents under age 65 can elect either a comprehensive medical plan under which covered expenses are paid at 80% after an annual deductible has been satisfied or a managed care plan that requires copayments. Employees who elect to retire prior to attaining age 65 are generally required to make contributions towards their medical coverage until attaining age 65. Retirees and their dependents age 65 and over are covered by a Medicare supplement plan.

    The following table provides postretirement benefit cost components and the expected long-term rate of return used in determining net postretirement benefit cost:


                                           1996      1995      1994
===================================================================
Service cost-benefits
   earned during the year               $ 5,848   $ 4,641   $ 5,759
Interest cost on accumulated
   postretirement benefit obligation     11,545    11,637    10,374
Actual return on plan assets             (3,545)   (2,450)     (975)
Net amortization and deferral             5,325     5,196     5,648
-------------------------------------------------------------------
Net postretirement benefit cost         $19,173   $19,024   $20,806
                                        ===========================
Assumed asset earnings rate                7.9%     7.70%     7.70%

    The transition obligation of $122,115 at January 1, 1993 is being amortized over 20 years.

    The Company made contributions to trust funds established for its postretirement benefit plans of $17,892 in 1996, $19,024 in 1995 and $20,806 in 1994. The Company's policy is to fund postretirement benefit costs accrued. Plan assets are invested in a mutual fund comprised of high quality debt securities, equity mutual funds and a bond money market fund. The following table reconciles the funded status of the plan with the liability included in the consolidated balance sheet at December 31:

                                                     1996         1995
======================================================================
Plan assets at fair value                       $  63,664    $  47,446
                                                ======================
Actuarial present value of
   postretirement benefit obligations:
      Retirees and dependents                   $  64,718    $  60,248
      Fully eligible active plan participants       4,633        4,363
      Other active plan participants               80,584       88,080
----------------------------------------------------------------------
Total accumulated postretirement
   benefit obligation                           $ 149,935    $ 152,691
                                                ======================
Accumulated postretirement benefit
  obligation in excess of plan assets           $ (86,271)   $(105,245)
Unrecognized transition obligation                 91,631       97,357
Unrecognized prior service costs                   11,585           --
Unrecognized net gain                             (26,979)      (1,212)
----------------------------------------------------------------------
Accrued postretirement benefit cost             $ (10,034)   $  (9,100)
                                                ======================
Discount rate assumption                            7.50%        7.00%
Compensation growth rate assumption                 5.00%        5.00%

    The health care cost trend rate, used to calculate the Company's cost for postretirement health care benefits, is a 7.0% annual rate in 1997 that is assumed to decrease

---------------------------------------------------------------------------
Notes to Financial Statements
(Dollars in thousands, except per share amounts)



gradually to a 5.5% annual rate for 2000 and remain at that level thereafter for the comprehensive plan and a constant 5.5% annual rate for the managed care plan. A one-percentage-point increase in the health care cost trend rate would have increased the accumulated postretirement benefit obligation by $20,300 at January 1, 1997 and the aggregate of the service and interest cost components of postretirement benefit costs for 1996 by $3,200.

NOTE 11: GENERAL TAXES

Components of general tax expense for the years presented in the consolidated statement of income are as follows:

                                 1996       1995       1994
===========================================================
Gross receipts and franchise  $35,684    $33,272    $32,168
Property and capital stock     31,971     28,868     27,245
Payroll                        12,060     11,524     11,521
Other general                   2,302      2,544      2,151
                              =============================
                              $82,017    $76,208    $73,085
                              =============================


NOTE 12: INCOME TAXES

Components of income tax expense for the years presented in the consolidated statement of income are as follows:

                                  1996       1995       1994
============================================================
STATE INCOME TAXES:
Current                       $  8,291   $  7,938   $  7,399
Deferred
  Current                           99         59         97
  Non-current                      837         82        222
------------------------------------------------------------
                              $  9,227   $  8,079   $  7,718
                              ==============================
FEDERAL INCOME TAXES:
Current                       $ 33,219   $ 34,485   $ 24,930
Deferred
  Current                          (69)      (180)         4
  Non-current                   22,694     16,505     18,511
  Amortization of deferred
    investment tax credits      (1,243)    (1,243)    (1,251)
------------------------------------------------------------
                              $ 54,601   $ 49,567   $ 42,194
                              ==============================

A reconciliation of income tax expense at the statutory federal income tax rate to actual income tax expense is as follows:

                                               1996       1995        1994
==========================================================================
Income tax at statutory rate                $57,926    $52,397     $44,997
Increases (decreases)
   resulting from --
      State taxes, net of
         federal taxes                        5,998      5,252       5,017
      Flow through differences                  742        556         874
      Amortization of investment
         tax credits                         (1,243)    (1,243)     (1,251)
      Subsidiary preferred dividends          1,230      1,258       1,297
      Other, net                               (825)      (574)     (1,022)
--------------------------------------------------------------------------
Actual income tax expense                   $63,828    $57,646     $49,912
                                            ==============================

The following table provides the components of the net deferred tax liability at December 31:

                                                    1996       1995
===================================================================
DEFERRED TAX ASSETS:
  Advances and contributions                    $137,904   $132,613
  Deferred investment tax credits                 14,355     14,811
  Other                                           19,001     16,066
-------------------------------------------------------------------
                                                 171,260    163,490
-------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Utility plant, principally due
    to depreciation differences                  452,824    427,938
  Income taxes recoverable
    through rates                                 70,410     66,429
  Other                                           30,618     25,731
-------------------------------------------------------------------
                                                 553,852    520,098
-------------------------------------------------------------------
                                                $382,592   $356,608
                                                ===================

As of December 31, 1996 and 1995, the parent company had no material temporary differences. No valuation allowances were required on deferred tax assets at December 31, 1996 and 1995.

NOTE 13: LEASES

The Company has entered into operating leases involving certain facilities and equipment. Rental expenses under operating leases were $8,973 for 1996, $8,985 for 1995 and $8,264 for 1994. Capital leases currently in effect are not significant.

    At December 31, 1996, the minimum annual future rental commitment under operating leases that have initial or remaining noncancellable lease terms in excess of one year are $4,677 in 1997, $3,438 in 1998, $2,441 in 1999, $1,683 in 2000 and $902 in 2001.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



NOTE 14: COMMITMENTS AND CONTINGENCIES

Construction programs of subsidiaries for 1997 are estimated to cost approximately $383,000. Commitments have been made in connection with certain construction programs.

    The Company is routinely involved in condemnation proceedings and legal actions relating to several regulated subsidiaries. In the opinion of management, none of these matters will have a material adverse effect, if any, on the financial position or results of operations of the Company.

NOTE 15: COMPENSATING BALANCES AND BANK DEBT

During 1996 the Company and its subsidiaries maintained lines of credit with various banks. The total of the unused lines of credit at December 31, 1996 was $34,400 for the Company and $179,484 for the subsidiaries. Borrowings under such lines of credit generally are payable on demand and bear interest at variable rates. None of the agreements with lending banks have compensating balance requirements.

    The maximum amount of short-term bank borrowings outstanding during 1996 was $438,836, and the average amount outstanding during the year was $234,706. The weighted average annual interest rate on these borrowings during 1996 was 6.04%, and the interest rate at December 31, 1996 was 5.76%.

NOTE 16: FAIR VALUES OF FINANCIAL INSTRUMENTS

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

    The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows:

                                               CARRYING
1996                                             AMOUNT          FAIR VALUE
===========================================================================
Preferred stocks of the Company with
  mandatory redemption requirements          $   40,000          $   43,197
Preferred stocks of subsidiaries with
  mandatory redemption requirements              41,060              44,977
Long-term debt of the Company                   116,000             120,783
Long-term debt of subsidiaries                1,656,175           1,772,384

                                               CARRYING
1995                                             AMOUNT          FAIR VALUE
===========================================================================
Preferred stocks of the Company with
  mandatory redemption requirements          $   40,000          $   42,496
Preferred stocks of subsidiaries with
  mandatory redemption requirements              42,326              49,242
Long-term debt of the Company                   131,000             140,632
Long-term debt of subsidiaries                1,296,339           1,455,561

NOTE 17: QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1996 stock split, are as follows:

                                  FIRST      SECOND       THIRD      FOURTH
1996                            QUARTER     QUARTER     QUARTER     QUARTER
===========================================================================
Operating revenues             $198,189    $228,621    $247,616    $220,220
Operating income                 55,425      76,797      91,545      70,279
Net income                       17,031      26,505      36,306      21,832
Net income to common stock       16,035      25,509      35,310      20,836
Net income per common share        $.23        $.35        $.45        $.27

                                  FIRST      SECOND       THIRD      FOURTH
1995                            QUARTER     QUARTER     QUARTER     QUARTER
===========================================================================
Operating revenues             $180,844    $200,662    $222,961    $198,353
Operating income                 48,010      63,791      78,139      54,333
Net income                       13,547      27,425      32,599      18,490
Net income to common stock       12,551      26,429      31,603      17,494
Net income per common share        $.19        $.40        $.47        $.26

RANGE OF MARKET PRICES

AWK is the trading symbol of American Water Works Company, Inc. on the New York Stock Exchange on which the Common Stock, 5% Preferred Stock and 5% Preference Stock of the Company are traded.

                  Common Stock     5% Preferred Stock   5% Preference Stock
---------------------------------------------------------------------------
Newspaper listing     AmWtr             A Wat pr             A Wat pf
---------------------------------------------------------------------------
1996              High      Low      High      Low        High       Low
===========================================================================
1st quarter     $20-1/4   $18-1/4   $20       $18-1/2     $21-1/2   $18-1/2
2nd quarter      20-1/8    17-3/4    19-3/4    17          21-5/8    18
3rd quarter      22        19-1/2    19-1/2    17-3/4      20-1/2    17-1/2
4th quarter      21-3/4    18-7/8    18-1/4    18          22-1/2    18

Quarterly dividend
 paid per share      17-1/2 cents       31-1/4 cents        31-1/4 cents
Number of
 shareholders at
 December 31, 1996     39,002               251                 840
---------------------------------------------------------------------------



1995
===========================================================================
1st quarter     $14-3/4   $13-3/8   $19       $17         $19       $17
2nd quarter      16        14-1/4    19        17-1/8      19        17-3/4
3rd quarter      16-3/8    14-5/8    19-1/2    18          19-5/8    18
4th quarter      19-5/8    15-1/4    20-1/2    17-3/4      19-1/2    18

Quarterly dividend
 paid per share      16 cents           31-1/4 cents        31-1/4 cents
Number of
  shareholders at
  December 31, 1995    32,653               275                 936
---------------------------------------------------------------------------
The common and 5% preferred stocks have voting rights. The common stock amounts have been adjusted for the 1996 stock split.


[RECYCLE LOGO]
This Annual Report is printed on recycled paper.

                                                                         57