Form 10-K, Exhibit 13
period 1997-12-31
AMERICAN WATER WORKS CO INC
filed 1998-03-26
CIK 318819

AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Consolidated Summary of Selected Financial Data
(Dollars in thousands, except per share amounts)

FOR THE YEARS ENDED DECEMBER 31,             1997         1996         1995         1994         1993
=====================================================================================================
Revenues
  Water service
    Residential                        $  546,972   $  510,050   $  451,143   $  431,225   $  399,916
    Commercial                            207,126      197,314      175,792      169,532      159,335
    Industrial                             63,389       62,153       54,423       53,049       50,490
    Public and other                      112,766      101,816       92,565       90,436       84,861
  Other water revenues                      9,037        7,935        5,902        6,502        5,579
-----------------------------------------------------------------------------------------------------
                                          939,290      879,268      779,825      750,744      700,181
  Wastewater service                       14,909       15,378       14,953       13,933       12,143
  Management fees                              --           --        8,042        5,564        5,213
-----------------------------------------------------------------------------------------------------
                                       $  954,199   $  894,646   $  802,820   $  770,241   $  717,537
                                       ==============================================================
Water sales (million gallons)
    Residential                           124,339      119,900      117,128      113,950      104,721
    Commercial                             64,726       63,491       61,726       60,901       57,880
    Industrial                             36,354       36,129       34,171       34,735       33,040
    Public and other                       30,310       27,764       26,968       26,953       25,172
-----------------------------------------------------------------------------------------------------
                                          255,729      247,284      239,993      236,539      220,813
                                       ==============================================================

Net income                             $  119,128   $  101,674   $   92,061   $   78,652   $   75,387
Basic and diluted earnings per
  common share on average shares
  outstanding                               $1.45        $1.31        $1.32        $1.17        $1.15
Common dividends paid per share              $.76         $.70         $.64         $.54         $.50

AT YEAR-END
Customers (thousands)                       1,900        1,884        1,720        1,706        1,685
Total assets                           $4,314,286   $4,032,156   $3,403,141   $3,172,237   $2,948,069
Preferred stocks with mandatory
  redemption requirements
    American Water Works Company, Inc. $   40,000   $   40,000   $   40,000   $   40,000   $   40,000
    Subsidiaries                           39,734       41,060       42,326       43,737       46,515
Long-term debt
    American Water Works Company, Inc. $  116,000   $  116,000   $  116,000   $  131,000   $  131,000
    Subsidiaries                        1,754,766    1,600,394    1,268,649    1,177,043    1,056,404

MARKET DATA
Market price per share of common
  stock at year-end                        $27.31       $20.63       $19.44       $13.50       $15.00
Average shares outstanding (thousands)     79,144       74,540       66,544       63,836       62,278
Average daily trading volume               81,838       93,169       56,467       54,148       54,643
Annual trading volume (thousands)          20,705       23,673       14,230       13,645       13,825
Annual trading volume as a percentage
  of average outstanding shares               26%          32%          21%          21%          22%
P/E ratio*                                  15.80        15.14        11.73        11.94        12.41
Dividend yield*                             3.32%        3.53%        4.13%        3.86%        3.50%

*Based on average month-end closing prices on stock

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Management's Discussion and Analysis


DESCRIPTION OF THE BUSINESS

The Company
The principal business of American Water Works Company is the ownership of common stock of companies providing water service.

The Service Company
The American Water Works Service Company, a subsidiary, provides professional services as required to affiliated companies. These services include accounting, engineering, finance, water quality, information systems, human resource administration and training, purchasing, insurance placement, workplace safety, and management services. This arrangement, which provides these services at cost, affords affiliated companies professional and technical talent otherwise unavailable economically or on a timely basis.

The Utility Companies
The 22 regulated utility subsidiaries provide water service to approximately 7 million people in 859 communities in 21 states.

    As public utilities, each company is subject to the rules of both federal and state environmental protection agencies, particularly with respect to the quality of the water they distribute. In addition, with the exception of Michigan-American Water Company, the utility companies function under economic regulations prescribed by state regulatory commissions.

The Finance Companies
American International Water Services Company owns a 50% interest in AmericanAnglian Environmental Technologies, a joint venture with Anglian Water, North America, a North American affiliate of a British water and wastewater utility. AmericanAnglian provides both technical expertise and financing resources to communities in Pennsylvania, North Carolina, New York and Virginia to operate and upgrade their water and wastewater systems.

    In December 1995, AmericanAnglian Environmental Technologies acquired the Company's American Commonwealth Management Services Company subsidiary. American Commonwealth Management Services provides management and operating services, at a profit, to non-affiliated water and wastewater systems. These services are provided under contract to various authorities, utilities, and businesses in Pennsylvania, Massachusetts and Florida. American Commonwealth Management Services also owns facilities to regenerate carbon used for water filtration and those capabilities are being marketed to water utilities throughout the country.

    Massachusetts Capital Resources Company is a subsidiary of the Company formed for the specific purpose of financing the construction of a water treatment plant in Hingham, Massachusetts. In 1996, Massachusetts Capital Resources leased this facility to an affiliated utility subsidiary for 40 years.

    Occoquan Land Corporation owns land, buildings, and equipment, most of which are leased to affiliated companies.

    Greenwich Water System is a subsidiary of the Company that owns the common stock of the utility subsidiaries in Connecticut, Massachusetts, New Hampshire, New York and a portion of the common stock of the utility subsidiary in Pennsylvania.

    American Commonwealth Company is a subsidiary of the Company that owns a portion of the common stock of the utility subsidiary in New Jersey.

The American Water System
The combination of the company, the service company, and the utility subsidiaries constitutes the American Water System -- a system that has functioned well for over 50 years. Each utility subsidiary functions independently, yet shares in the benefits of size and identity afforded by the American Water System.


THE PHILOSOPHY OF AMERICAN WATER WORKS COMPANY

American Water Works Company is dedicated to providing the best possible water service at a reasonable cost consistent with adequate compensation for investors and reasonable wages and benefits for its personnel.

    We believe there is an unalterable link between quality service, responsive regulation, and financial success.

    Three basic principles are observed under this management philosophy:

1. The preservation and efficient utilization of capital assets are best assured by a management approach that draws upon prudent planning, builds consensus and acts decisively on a timely basis.

2. A utility subsidiary must exhibit the ability to attract the capital it requires as a prerequisite to the initiation of construction of facilities needed to meet water service demands.

3. The ability to attract needed capital is dependent upon consistently achieving adequate earnings. This dictates an aggressive pursuit of regulatory decisions acknowledging this principle.

    In accordance with this philosophy, the Company seeks to enhance the value of its shareholders' investment through consistent earnings growth.

    The market value of the Company's common stock is subject to the volatility present in the stock market, as well as to the vagaries of the national economy. The true worth of this stock should be measured by the intrinsic value of the tangible assets of American Water Works and the worth of the organization put in place by the management team. These assets are used to provide a service which is essential for community life. There is no substitute for water.

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

[ID -- PHOTO]
W. TIMOTHY POHL, ESQUIRE
General Counsel and Secretary

    We seek to accomplish this purpose without diluting existing shareholders' investment.

    Viewed over the long term, we believe this strategy has and will continue to provide a basis for total return to our shareholders that is attractive in comparison with other utility investment opportunities.

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

    The following chart reflects the results of this investment strategy:

                [ID -- GRAPHIC, SHOWING THE FOLLOWING VALUES]

                  COMPOUND ANNUAL GROWTH RATES 1992 -- 1997
                  Investment in subsidiaries .......  12.8%
                  Operating revenue ................   7.7%
                  Earnings per share ...............   6.9%
                  Dividends per share ..............  10.4%
                  Book value per share .............   7.9%

    The Company's investment in its subsidiaries has increased from $750 million at year-end 1992 to $1.4 billion at year-end 1997. The schedule at the top of page 25 illustrates that the growth in the Company's investment in its subsidiaries has been accomplished by subsidiary earnings retention, the investment of a portion of the dividends received by the Company from subsidiaries and the sale of securities and bank loans.

    Earnings to common shareholders have risen from $64.1 million in 1992 to $115.1 million in 1997.

    Income to common shareholders of the Company is influenced by three factors:

1.  The amount of investment by the Company

2.  The rate of return on that investment

3.  The costs to operate the Company

    The schedule at the bottom of page 25 demonstrates that the growth in earnings over this period is the direct result of new investment in subsidiaries. Fluctuations in the rate of return are the result of the influence of weather conditions on sales volume and the response of utility regulation to the economic climate. The cost to operate the Company has increased $6.5 million over this five-year period.

    AmericanAnglian Environmental Technologies, the joint venture with Anglian Water Plc. has as its mission to develop business opportunities evolving from the consideration of privatization initiatives by government entities. That consideration of privatization involves provision of contract services to municipal utilities and investment in water resource infrastructure. Pricing and revenues under such contracts are not regulated. The joint venture operates in a very competitive marketplace, and seeks out business opportunities that are worthwhile.

    The AmericanAnglian Environmental Technologies joint venture bid successfully and obtained operations contracts in two major competitions. The first resulted in a contract with the city of Buffalo, New York, for operation of the Buffalo Water System. The second was a contract for water utility operations at Evansville, Indiana, and was secured by EA2 Systems, a regional partnership between AmericanAnglian and Environmental Management Corporation.


SYSTEM GROWTH AND DEVELOPMENT

Capital Spending Program
The investment in new facilities in 1997 totaled $352 million, which was 29% above 1996 construction expenditures of $274 million. Construction activity planned for 1998 totals $424 million.

[ID -- PHOTO]
GERALD C. SMITH
Vice President

    Expenditures recorded in any given year are influenced by many factors, including the economy, regulation, material delivery and weather conditions. It is anticipated that approximately $1.7 billion will be invested in new facilities between now and the end of the year 2002. These expenditures will support ongoing programs to comply with regulations promulgated to ensure water quality and protect the environment, to keep pace with the development of our service territories and to replace facilities as necessary. We expect the full investment in this construction program to be recognized in regulatory decisions.

    Source of supply improvements in 1997 accounted for

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Analysis of Growth in Investment in Subsidiaries

(000)                                              1997         1996         1995       1994       1993
=======================================================================================================
Investment in subsidiaries at December 31    $1,366,016   $1,261,532   $1,003,088   $898,219   $810,372
Investment in subsidiaries at January 1       1,261,532    1,003,088      898,219    810,372    749,513
-------------------------------------------------------------------------------------------------------
Change during the year                       $  104,484   $  258,444   $  104,869   $ 87,847   $ 60,859
                                             ==========================================================
Sources of additional investment
  Undistributed earnings of subsidiaries     $   36,335   $   31,605   $   26,315   $ 24,532   $ 18,984
  Investment by the Company in
    subsidiary securities                        68,149      226,839       78,554     63,315     41,875
-------------------------------------------------------------------------------------------------------
  Change during the year                     $  104,484   $  258,444   $  104,869   $ 87,847   $ 60,859
                                             ==========================================================
Net income of subsidiaries                   $  132,762   $  113,760   $  103,497   $ 89,449   $ 84,248
Return on January 1 investment
  in subsidiaries                                 10.5%        11.3%        11.5%      11.0%      11.2%
Subsidiaries' common stock dividend
  payout ratio                                      73%          72%          75%        73%        77%
-------------------------------------------------------------------------------------------------------
Dividends to the Company from subsidiaries       96,427       82,155       77,182     64,917     65,264
-------------------------------------------------------------------------------------------------------
Company's use of cash
  Preferred dividends                             3,984        3,984        3,984      3,984      3,996
  Other cash requirements                        13,396       12,375        9,765     10,744      7,556
-------------------------------------------------------------------------------------------------------
                                                 17,380       16,359       13,749     14,728     11,552
-------------------------------------------------------------------------------------------------------
Available for common dividends                   79,047       65,796       63,433     50,189     53,712
Common dividends declared                        60,084       51,299       42,500     34,386     31,130
Cash payout ratio                                   76%          78%          67%        69%        58%
Available after dividends                        18,963       14,497       20,933     15,803     22,582
Cash at January 1                                    43          119       17,647     23,302         78
-------------------------------------------------------------------------------------------------------
                                                 19,006       14,616       38,580     39,105     22,660
Investment in securities of subsidiaries        (68,149)    (226,839)     (78,554)   (63,315)   (41,875)
Notes and advances to subsidiaries                   10           10           10      4,510      1,010
-------------------------------------------------------------------------------------------------------
                                                (49,133)    (212,213)     (39,964)   (19,700)   (18,205)
-------------------------------------------------------------------------------------------------------
Net bank borrowings                              21,400       34,400        3,700         --    (21,255)
Proceeds from long-term debt                         --           --           --         --     81,000
Proceeds from common stock                       28,041      192,856       36,383     37,347      5,442
Redemption of securities                             --      (15,000)          --         --    (23,680)
-------------------------------------------------------------------------------------------------------
                                                 49,441      212,256       40,083     37,347     41,507
-------------------------------------------------------------------------------------------------------
Cash at December 31                          $      308   $       43   $      119   $ 17,647   $ 23,302
                                             ==========================================================


Analysis of Change in Income


(000)                                              1997         1996         1995       1994       1993
=======================================================================================================
Net income to common stock-current year        $115,144      $97,690      $88,077    $74,668    $71,391
Net income to common stock-prior year            97,690       88,077       74,668     71,391     64,141
-------------------------------------------------------------------------------------------------------
Change in income                                 17,454        9,613       13,409      3,277      7,250
Change in Company operating cost                  1,548          650          639      1,924      1,738
-------------------------------------------------------------------------------------------------------
Change in investment income                     $19,002      $10,263      $14,048    $ 5,201    $ 8,988
                                                =======================================================
Sources of change in investment income
  Additional investment in subsidiaries         $27,198      $11,893      $10,122    $ 6,718    $ 6,317
  Change in rate of return on investment         (8,196)      (1,630)       3,926     (1,517)     2,671
-------------------------------------------------------------------------------------------------------
Total change in investment income               $19,002      $10,263      $14,048    $ 5,201    $ 8,988
                                                =======================================================

---------------------------------------------------------------------------
Management's Discussion and Analysis


approximately 5% of the year's construction expenditures. Projects included groundwater development in Hampton, New Hampshire and Bel Air, Maryland, and in several locations in Indiana to meet growing customer demands. Additional supply was obtained for the rapidly developing community of St. Charles, Missouri through an interconnection with St. Louis which was drilled under the Missouri River. New wells in Clovis, New Mexico, and several replacement wells in California, Illinois and Indiana were constructed to maintain supply capabilities. Structural and hydraulic upgrades to the Bargh Dam in Greenwich, Connecticut were completed in 1997 to comply with more stringent regulatory requirements.

    Investment in treatment and pumping facilities comprised approximately 27% of the 1997 construction expenditures. Construction was completed for three iron removal facilities in Crawfordsville, Noblesville and Franklin, Indiana. Significant capacity and/or reliability upgrades were completed for treatment plants in Yardley, Pennsylvania; Greenwood, Indiana; Peoria, Illinois; Monterey, California; Marion, Ohio and Chattanooga, Tennessee. Multiple phased plant upgrades continued or commenced in Norristown, Pennsylvania; Brownsville, Pennsylvania; Huntington, West Virginia; East St. Louis, Illinois; and Davenport, Iowa.

    Transmission and distribution facilities accounted for approximately 37% of the 1997 construction expenditures. The most predominant individual projects included a supply to Rome, Illinois from the Peoria, Illinois system; connecting Oxford and Washington, New Jersey; significant pipeline installation for the southern Indiana regional water supply project and a pipeline connecting the Monmouth and Ocean County systems in New Jersey. Additionally, several extensions were made to the Tri-County regional pipeline in southern New Jersey to serve additional communities. Significant distribution system infrastructure expansion was undertaken in Putnam and Fayette Counties in West Virginia to further expand West Virginia-American Water Company's role as a regional water supplier. Pipeline installation continued throughout the American Water System to maintain adequate pressures, fire flows and reliability. Also, booster stations and storage tanks were completed at a number of utility subsidiaries during the year including tanks in Duarte, California; Yardley and Coolbaugh Township, Pennsylvania; Greenwood, Indiana; Joplin, Missouri; Cape May Court House, New Jersey; and Tiffin and Lawrence County, Ohio.

    The Company's formal Comprehensive Planning Study program continued with reports completed for the Seymour and Sullivan, Indiana systems; Connellsville, Indiana, Kittanning, McDonald, Monongahela, Moshannon Valley, Uniontown, Valley, Washington and White Deer systems in Pennsylvania; and Brunswick, Mexico, Platte County, St. Charles, and Warrensburg systems in Missouri. Studies are underway for the utility subsidiaries in Arizona, California, Indiana, New Jersey, Ohio, Pennsylvania, and Tennessee, which will encompass 42 separate service areas.

    In addition to the Company's formal Comprehensive Planning Study program, engineering planning focused on detailed source of supply and production analysis in those systems where existing source limitations, projected growth, and regional opportunities point to the need for new facilities. These systems included Monterey, California; Greenwich, Connecticut; Jeffersonville/New Albany, Indiana; Lexington, Kentucky; Short Hills, New Jersey; Monmouth and Ocean Counties, New Jersey; and Paradise Valley, Arizona.


CONSTRUCTION EXPENDITURES BY CATEGORY
(000)                                    1997       1996       1995       1994       1993
=========================================================================================
Water plant
  Sources of supply                  $ 16,725   $ 10,798   $ 18,156   $ 11,511   $  8,054
  Treatment and pumping                95,709     77,071    125,350     82,700     51,332
  Transmission and distribution       131,835    107,145    110,600    108,929     77,998
  Services, meters and fire hydrants   58,349     47,946     45,835     40,506     34,401
  General structures and equipment     45,170     29,029     29,602     20,703     19,585
Wastewater plant                        4,649      1,805      1,219      1,390      1,746
-----------------------------------------------------------------------------------------
                                     $352,437   $273,794   $330,762   $265,739   $193,116
                                     ====================================================

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------


Acquisitions of Water Systems
In addition to the investment of capital in facilities which are absolutely essential to reliable water service, the Company continues to search for opportunities to acquire water and wastewater systems that represent the prospect for enhanced shareholder value.

    In 1997, 25 new acquisitions were initiated by utility subsidiaries.
Of these 25, nine were concluded during the year, adding a population of almost 15,000 served by utility subsidiaries in Kentucky and West Virginia. Fifteen acquisitions are awaiting regulatory approval. When concluded, these will add a service population of almost 50,000 people to utility subsidiaries serving California, Illinois, New Jersey, Pennsylvania and West Virginia. The largest acquisition underway is in Hawaii involving the purchase of East Honolulu Community Services, Inc., a suburban Honolulu wastewater utility located on the eastern tip of Oahu. This system is being purchased from Maunalua Associates, a subsidiary of Kemper Corporation, in a transaction valued at $18.4 million. The acquisition has been approved by the Public Utility Commission of Hawaii with closing anticipated on April 1, 1998.

    East Honolulu Community Services provides wastewater treatment service for Hawaii Kai, a community of 28,600 people. The system includes a 5.2 million gallon per day treatment plant, which provides tertiary wastewater treatment, seven pumping stations and approximately 100 miles of collection pipe.

    For the latest fiscal year ended December 31, 1997, EHCS had unaudited revenues of $6.3 million, net income of $.8 million and total assets of $17.1 million.


RESULTS OF OPERATIONS

The Company's experience in assessing the impact of inflation on its business indicates that with timely rate increases authorized by regulators, revenue will likely keep pace with inflation. Inflation did not significantly impact the Company's financial position or results of operations in 1995 through 1997, and it is not expected to materially affect 1998 results.

[ID -- PHOTO]
ROBERT D. SIEVERS
Comptroller

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

    The results of operations for the Company for the year ended December 31, 1997 reflect twelve months of the results of operations of the acquired business in northeastern Pennsylvania. The 1996 results of operations included ten and one-half months subsequent to the purchase date of February 16, 1996.


OPERATING REVENUES
(000)                           1997          1996          1995
================================================================
Water service               $939,290      $879,268      $779,825
Wastewater service            14,909        15,378        14,953
Management fees                   --            --         8,042
----------------------------------------------------------------
                            $954,199      $894,646      $802,820
                            ====================================


Consolidated Operating Revenues
Revenues in 1997 totaled $954.2 million and were 7% above those for 1996, reflecting increased sales volume, due to favorable weather conditions in the East and California, combined with rate increases authorized for various subsidiaries in the latter part of 1996 and in 1997. The volume of water sold increased over 3% to 256 billion gallons in 1997 compared with 247 billion gallons in 1996. The northeastern Pennsylvania acquisition increased operating revenues by $7.4 million and added 1.8 billion gallons of water sales volume in 1997.

    Rate authorizations adjusted the water service rates in effect for 12 utility subsidiaries during 1997. These authorizations are expected to increase annual revenues by $53.3 million. Operating revenues for 1997 included approximately $12.9 million which resulted from these rate orders.

    Two rate adjustments have been authorized for utility subsidiaries so far in 1998 which will generate approximately $1.7 million of additional annual revenues. Four applications are awaiting regulatory decisions. If granted in full, they would produce additional annual revenues of $34.4 million.

    On October 2, 1997, the Pennsylvania Public Utility Commission approved a settlement agreement among all parties in the rate proceeding initiated by the Company's Pennsylvania subsidiary. As a result, the subsidiary instituted rates for service that are designed to produce additional annual revenues of $27.5 million. An important aspect of this rate proceeding was the recognition of the subsidiary's February 1996 acquisition of water service assets in northeastern Pennsylvania.

    Revenues of $894.6 million in 1996 were 11% above those for 1995. Eleven utility companies received rate orders in 1996, authorizing increases in annual revenues aggregating $62.9 million. Operating revenues for 1996 included approximately $43.7 million which resulted from these rate orders. The 247 billion gallons of water sold in 1996 was a 3% increase compared to 1995.

---------------------------------------------------------------------------
Management's Discussion and Analysis


PERCENTAGE OF WATER REVENUES BY CUSTOMER CLASS
                                1997          1996          1995
================================================================
Residential                    58.2%         58.0%         57.9%
Commercial                     22.1%         22.4%         22.5%
Industrial                      6.7%          7.1%          7.0%
Public and other               12.0%         11.6%         11.9%
Other water revenues            1.0%           .9%           .7%
----------------------------------------------------------------
                              100.0%        100.0%        100.0%
                              ==================================


Residential
Residential water service revenues in 1997 amounted to $547.0 million, an increase of 7% over those for 1996. This 1997 revenue improvement followed an increase of 13% in 1996. The volume of water sold to residential customers increased by 4% in 1997 to 124.3 billion gallons. The average unit price of residential water increased by 4% in 1997 and by 10% in 1996.

Commercial
Revenues from commercial customers in 1997 rose by 5% to $207.1 million, following an increase of 12% in 1996. Commercial customers purchased 64.7 billion gallons of water in 1997, 2% more than in 1996. The average unit price of water increased by 3% in 1997, down from a 9% increase in 1996.

Industrial

Industrial water use of 36.4 billion gallons in 1997 was 1% higher than in 1996. Revenues from industrial sales in the amount of $63.4 million were 2% above those recorded in 1996 due to a 1% increase in the average unit price of water. In 1996, revenues from industrial sales were 14% above those for 1995 due to an 8% increase in the average unit price of water.

Public and Other
Public and other revenues in 1997 increased by 11% to $112.8 million following an increase of 10% in 1996. Revenues derived from municipal governments for fire protection services and customers requiring special private fire service facilities totaled $43.7 million in 1997, exceeding 1996 revenue from these customers by 6%. The 30.3 billion gallons of water sold to governmental entities and resale customers was 9% greater than the quantities sold in 1996. Revenues generated by these sales totaled $69.1 million and exceeded 1996 revenues by 14%.


PERCENTAGE OF WATER SALES (GALLONS) BY CUSTOMER CLASS
                                1997          1996          1995
================================================================
Residential                    48.6%         48.5%         48.8%
Commercial                     25.3%         25.7%         25.7%
Industrial                     14.2%         14.6%         14.3%
Public and other               11.9%         11.2%         11.2%
----------------------------------------------------------------
                              100.0%        100.0%        100.0%
                              ==================================


Wastewater Service Revenues
Utility subsidiaries provided wastewater collection service to portions of the Company's service area in New Jersey, Pennsylvania, Missouri and Indiana. Revenues from these services amounted to $14.9 million in 1997, compared with $15.4 million in 1996 and $15.0 million in 1995.

Management Fees
These fees represent charges for management services provided to public water and wastewater systems by American Commonwealth Management Services Company. In late December 1995, American Commonwealth Management Services was acquired by AmericanAnglian Environmental Technologies, a joint venture in which a subsidiary of the Company owns a 50% interest. In 1997 and 1996 a comparable level of management fees were received by AmericanAnglian.


OPERATING EXPENSES
(000)                              1997          1996          1995
===================================================================
Operation and
  maintenance expenses         $428,779      $425,170      $402,362
Depreciation and amortization   103,660        93,413        79,977
General taxes                    87,860        82,017        76,208
-------------------------------------------------------------------
                               $620,299      $600,600      $558,547
                               ====================================


Consolidated Operating Expenses
Operating expenses in 1997 increased by 3% to $620.3 million, following an 8% increase in 1996. The acquisition of the water utility operations in northeastern Pennsylvania increased operating expenses by $30.8 million in 1996.

    Operation and maintenance expenses totaled $428.8 million in 1997, 1% higher than in 1996. These expenses had increased by 6% in 1996. The northeastern Pennsylvania acquisition increased operation and maintenance expenses by $19.8 million in 1996.

    Employee-related costs, representing 45% of operation and maintenance expenses, decreased by 1% in 1997 and increased by 1% in 1996.

    The primary components of employee-related costs are wage and salary expenses, which were up 3% to $157.7 million in 1997 following a 3% increase in 1996. The number of employees at year-end totaled 4,034, which was approximately equal to the employment level of 4,065 at the close of 1996 and 7% above the 3,777 employees at the end of 1995. The Company added 294 new employees due to the northeastern Pennsylvania acquisition in 1996. In 1995, because of the change in ownership of American Commonwealth Management Services Company and the sale of the assets of the Ohio Suburban Water Company, 79 employees left the Company. Excluding the effect of these acquisitions and dispositions, the Company's workforce has decreased by 173 employees or 4% since year-end 1994, as the result of continued efforts to improve operating efficiencies.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



    Group insurance expenses, which include the cost of providing current health care and life insurance benefits as well as the expected cost of providing postretirement benefits, decreased by 12% to $30.5 million in 1997 after a 3% increase in 1996. The 1997 decrease is the result of favorable claims experience in addition to health care expenses being moderated by cost containment measures. In 1996, the Company implemented plan revisions that encourage plan participants to take advantage of a managed care plan option. Employees and early retirees not selecting the managed care plan option are required to make additional contributions.

    The fluctuation in group insurance expense can also be attributable to the timing of the rate recovery permitted by regulatory authorities of the additional cost resulting from the adoption in 1993 of a new accounting standard requiring the Company to accrue the cost of postretirement benefits in a manner similar to that used to account for pensions. Postretirement benefit expense in excess of the amount recovered in rates is deferred when it is probable that recovery of such costs will be included in future revenues. In 1996, this expense increased as the portion of postretirement costs that were deferred pending future recovery decreased in comparison to 1995.

    Pension expense decreased by 42% in 1997 to $3.3 million following a 39% decrease in 1996. Pension cost is deferred by certain subsidiaries when it is probable such costs will be recovered in future water service rates as contributions are made to the plan. There were no cash contributions in 1997. Cash contributions of $4.3 million in 1996 and $10 million in 1995 were made to the pension plan. Pension expense declined in 1997 and 1996 reflecting the decrease in contributions resulting from the plan reaching full funded status. In 1995, the plan experienced a large gain in connection with the demutualization of an insurance company.

OPERATION AND MAINTENANCE EXPENSES
(000)                              1997          1996          1995
===================================================================
Employee-related costs         $191,505      $193,798      $191,151
Fuel and power                   36,603        34,654        33,282
Purchased water                  44,661        45,069        44,114
Chemicals                        16,940        17,693        14,974
Waste disposal                   14,167        14,145        12,234
Maintenance materials
  and services                   26,761        24,559        22,258
Operating supplies and services  63,091        60,626        54,416
Customer billing and accounting  22,067        19,998        16,917
Other                            12,984        14,628        13,016
-------------------------------------------------------------------
                               $428,779      $425,170      $402,362
                               ====================================

    Expenses associated with the collection, treatment, and pumping of water include the cost of fuel and power, water purchased from other suppliers, chemicals for water treatment and purification, and waste disposal. These costs increased by 1% in 1997 after a 7% rise in 1996.

    The unit cost of water produced decreased 3% in 1997 and increased 4% in 1996. The 1997 decrease in the unit cost of production reflects the decreased purchased water and chemical costs in 1997. Higher fuel and power, chemicals and waste disposal costs were primarily responsible for the rise in the 1996 unit cost of production.

    Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, increased by 9% in 1997 following a 10% increase in 1996.

    Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment rental charges. These costs increased by 4% in 1997 after an 11% increase in 1996. Customer billing and accounting charges increased by 10% in 1997 and by 18% in 1996. These costs increased in 1997 and 1996 because of a change from quarterly to monthly billing in several service areas.

    Other operation and maintenance expenses include regulatory costs and system-wide casualty and liability insurance premiums. These expenses decreased by 11% in 1997 after increasing by 12% in 1996. Regulatory costs vary from year-to-year because of changing levels of rate case activity and different amortization periods for these costs. Casualty insurance premiums fluctuate as a result of claims experience.

    Depreciation and amortization increased by 11% in 1997 and 17% in 1996. The higher depreciation expense in both years was primarily due to growth in utility plant in service, including the 1996 acquisition in northeastern Pennsylvania.

    General taxes, which include gross receipts, franchise, property, capital stock, payroll and other taxes, increased by 7% in 1997 after an 8% rise in 1996.

    Gross receipts and franchise taxes, which are a function of revenues, increased by 5% in 1997. Property and capital stock taxes are assessed on the basis of tax values assigned to assets and capitalization. These taxes in 1997 were 11% above those in 1996 due to higher property values and tax rate increases. Payroll taxes increased by 3% in 1997.


Consolidated Other Income and Income Deductions
The total allowance for funds used during construction recorded in 1997 was $11.8 million, which was approximately the same as 1996. The $9.6 million decrease in 1996 was due to the completion of New Jersey-American Water Company's Tri-County Water Treatment Plant which began operation in early 1996.

    Interest expense rose 7% to $145.8 million in 1997 compared to 1996. This expense had increased by 17% in 1996. The increase in 1996 was primarily due to an increase in total debt to fund construction of new water service assets and the acquisition of the acquired business in northeastern Pennsylvania.

---------------------------------------------------------------------------
Management's Discussion and Analysis



    During 1995 the Company resolved its litigation with the Grafton Water District in Massachusetts to recover the fair market value of the water utility taken through eminent domain by the District in 1988. In 1990, a jury awarded the Company $5.6 million for these assets. After that, the District pursued various appeals, all of which resulted in reaffirmation of the jury award. In addition to the approximately $1.1 million paid by the District in 1988, the Company received $6.6 million in 1995 which included the remainder of the jury award and $2.1 million in interest.

    Other income in 1996 includes a $1.8 million gain on the disposition of a condemned parcel of property.

Consolidated Income Taxes
Income taxes increased by 17% in 1997, following an 11% increase in 1996. The 1997 and 1996 increases in income taxes are due to higher taxable income and the reversal of flow-through differences primarily relating to depreciation. Details regarding the components of the total amount of state and federal income taxes, and a reconciliation of statutory to reported income tax expense are included in Note 12 to the financial statements.


SUMMARY OF TAXES
(000)                                   1997          1996          1995
========================================================================
Gross receipts and franchise taxes  $ 37,580      $ 35,684      $ 33,272
Property and capital stock taxes      35,466        31,971        28,868
Payroll taxes                         12,433        12,060        11,524
Other general taxes                    2,381         2,302         2,544
State income taxes                    10,269         9,227         8,079
Federal income taxes                  64,444        54,601        49,567
------------------------------------------------------------------------
                                    $162,573      $145,845      $133,854
                                    ====================================

Consolidated Net Income
Consolidated net income in 1997 totaled $119.1 million, a 17% increase over net income in 1996. Consolidated net income in 1996 was 10% above that recorded in 1995, which included an after-tax gain of $3.9 million related to the settlement of litigation in Massachusetts.

    Consolidated net income to common stock of $115.1 million in 1997 increased by 18% over the amount reported in 1996. Consolidated net income to common stock totaled $97.7 million in 1996 and was 11% above that reported for 1995. Without the gain from the settlement of litigation in 1995, consolidated net income to common stock in 1996 increased by 16% above that in 1995.


CAPITALIZATION
                            COMMON    PREFERRED     LONG-TERM
(000)                       EQUITY        STOCK          DEBT
=============================================================
Company
  1997                  $1,142,416      $51,673    $  116,461
  1996                   1,057,874       51,673       116,136
  1995                     818,939       51,673       131,064
  1994                     733,440       51,673       131,071
  1993                     655,275       51,673       131,074
-------------------------------------------------------------
Utility Subsidiaries
  1997                  $1,313,674      $47,697    $1,742,544
  1996                   1,212,238       49,048     1,619,948
  1995                     953,718       50,325     1,260,389
  1994                     855,961       51,738     1,251,101
  1993                     768,921       54,532     1,060,776
-------------------------------------------------------------
Consolidated
  1997                  $1,142,416     $ 97,663    $1,895,914
  1996                   1,057,874       99,012     1,773,538
  1995                     818,939      100,287     1,428,970
  1994                     733,440      101,698     1,381,972
  1993                     655,275      104,490     1,192,809
-------------------------------------------------------------


CAPITALIZATION RATIOS
                            COMMON    PREFERRED     LONG-TERM
                            EQUITY        STOCK          DEBT
=============================================================
Company
  1997                         87%           4%            9%
  1996                         86%           4%           10%
  1995                         82%           5%           13%
  1994                         80%           6%           14%
  1993                         78%           6%           16%
-------------------------------------------------------------
Utility Subsidiaries
  1997                         42%           2%           56%
  1996                         42%           2%           56%
  1995                         42%           2%           56%
  1994                         40%           2%           58%
  1993                         41%           3%           56%
-------------------------------------------------------------
Note: Long-term debt includes amounts due within one year.


LIQUIDITY AND CAPITAL RESOURCES

Internal cash flow from operations is influenced by weather patterns, economic conditions and the timing of rate relief. When operating cash flow is not sufficient to meet corporate obligations on a timely basis, external sources of funds are utilized. The availability and low cost of external cash reflect the consistency and reliability of earnings. External sources of cash consist of bank loans, the sale of securities -- bonds, preferred stock and common stock -- as well as improvements funded by developers and others, such as governmental agencies.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



The Parent Company
As a holding company, American Water Works pays its administrative expenses, interest costs, and dividends on all classes of stock from the dividends received from its subsidiary companies. Remaining funds are retained for additional investment in subsidiaries. Investments are made when prospective returns on the capital are expected to continue at an adequate level or the potential for satisfactory earnings has been exhibited.

[ID -- PHOTO]
JOSEPH F. HARTNETT, JR.
Treasurer

    Periodically, it is necessary to supplement cash flow with short-term bank loans. These loans are repaid as internal sources of cash allow and with proceeds from the issuance of new common equity. Additionally, from time to time the Company issues long-term debt to repay short-term loans. Such a refinancing is contemplated for the second quarter of 1998.

    The Company's Dividend Reinvestment and Stock Purchase Plan allows shareholders and customers of the utility subsidiaries to purchase up to $5,000 of common stock each month directly from the Company at the then prevailing market price. Common dividends in the amount of $6.6 million were reinvested during 1997, which resulted in the issuance of 291,236 new shares of common stock. Proceeds received from optional cash purchases of 555,109 new shares of common stock totaled $12.5 million in 1997. Another 134,182 shares of common stock were issued in connection with the Employees' Stock Ownership Plan, 60,843 shares were issued in connection with the Long-Term Performance-Based Incentive Plan, and 222,940 shares of common stock were issued in connection with a 401(k) Savings Plan for Employees in return for cash contributions from employees totaling $2.7 million and Company contributions with a value of $2.3 million.

    Subsidiary companies retained $36.3 million of their earnings during 1997. Additionally, the Company invested a total of $68.1 million in new common equity in the subsidiaries during the year.

    The Company plans to continue to use short-term bank borrowings for peak cash requirements, as necessary. Common stock also is expected to be issued in connection with the continuation of the Company's Dividend Reinvestment and Stock Purchase Plan, the Employees' Stock Ownership Plan, the Savings Plan for Employees and the Long-Term Performance-Based Incentive Plan.

The Subsidiary Companies
Utility subsidiary companies fund construction programs and supplement cash flow by borrowing from banks under individual credit lines established annually. Ample credit lines are available to provide funds needed for 1998 construction requirements and to maintain bank borrowings not yet refinanced on a long-term basis. Bank borrowings are repaid with the proceeds obtained from selling bonds and preferred stock either publicly or to institutional investors on a private placement basis, and selling common stock to the Company. Security offerings are made when they are of marketable size, meet indenture and charter requirements and can compete successfully in the capital market. In order to compete successfully, the individual company must have exhibited satisfactory earnings. Capitalization and dividend payout ratios are maintained within a range found acceptable for investor-owned water companies.

    During 1997, utility subsidiaries issued $119.7 million of taxable mortgage bonds at interest rates between 6.85% and 7.80%. One utility subsidiary issued tax-exempt debt totaling $60 million at an interest rate of 5.375%. Proceeds from the sale of the bonds were used to repay bank loans, fund construction programs, and to refinance existing debt.

    Aggregate bank borrowings of utility subsidiaries at year-end 1997 amounted to $75.3 million compared to $109.3 million at year end 1996. During 1997, subsidiaries made mandatory payments to sinking funds in amounts adequate to retire $57.3 million of debt and redeem $1.3 million of preferred stocks.

    The subsidiary companies plan to fund construction programs, acquisitions and repay bank borrowings and maturing bonds with the issuance of approximately $200 million of long-term debt to outside investors and $100 million of common stock to the Company in 1998. The combined amount of subsidiary bank borrowings and bonds maturing within one year during 1998 is expected to remain at approximately the current level. A discussion of the subsidiary companies' capital spending programs begins on page 24.


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

    Commissions range in size from three to seven members. The commissioners in Arizona are elected by the voting public. The three directors of the Tennessee Regulatory Authority are appointed by the Governor, the Speaker of the Senate, and the Speaker of the House of Representatives. In Virginia, members of the State Corporation Commission are elected by a joint vote of the two houses of the general assembly. All other state commissioners regulating subsidiaries are appointed by the governors of the respective states and usually require approval by the state legislature. The background of the individuals serving in these important positions covers a broad spectrum.

---------------------------------------------------------------------------
Management's Discussion and Analysis




    In November 1996, voters in New Mexico approved a constitutional referendum abolishing the New Mexico Public Utility Commission. A new state regulatory commission will be implemented consisting of 5 elected Commissioners from 5 state districts. The New Mexico legislature has passed enabling legislation for the new Commission, to go into effect January 1, 1999.

    Economic regulation deals with many competing, if not conflicting, public pressures. Rate adjustments normally are initiated by the utility entity. Public hearings, which are basically financial fact-finding sessions, are conducted. The purpose of this process is to set rates for service which assure the financial viability of the utility entity while ensuring customers high quality service at reasonable cost. A rate case focuses on four areas:

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

    The utility subsidiaries aggressively pursue various methods of offsetting the adverse financial impact of regulatory lag. Certain subsidiaries have received rate orders allowing recovery of interest and depreciation expense related to the interim period of time from when a major construction project was placed in service until new rates reflecting the cost of the project went into effect. Several subsidiaries also now recover in rates a return on utility plant before it is in service instead of capitalizing an allowance for funds used during construction.

    Additionally, utility subsidiaries with multiple operating districts within a state have pursued statewide uniform rates. This is a concept that sets identical rates for service throughout the service territory. This concept mitigates the impact of water system replacements and renewals on the rates of individual operating districts.

    During the past year, 12 subsidiaries were authorized by regulatory agencies to increase rates for service by an annual amount of $53.3 million. In most of these decisions, the primary factor for price increases was to reflect a return on the investment made in the essential water service facilities. Some of the specific regulatory decisions received in 1997 were as follows:

o On October 2, 1997 the Pennsylvania Public Utility Commission approved a settlement agreement allowing Pennsylvania-American Water Company to increase its rates by $27.5 million. This order placed into effect rates recognizing the full investment on the water assets in northeastern Pennsylvania acquired in 1996 and approved a statewide uniform tariff for approximately 97% of Pennsylvania-American's customers.

         In December 1996, the Pennsylvania Legislature passed into law a provision allowing all regulated water utilities, including Pennsylvania-American, to place in effect rates to cover investments in infrastructure replacement. This provision, called the Distribution System Improvements Charge (DSIC), will reduce the impact of regulatory lag. The purpose of DSIC is to provide revenues to cover the costs of capital and income taxes on non-revenue producing, non-expense reducing distribution system infrastructure replacements placed into service between rate cases.

         The DSIC has been approved by the Pennsylvania Public Utility Commission. It may be implemented quarterly, but may not increase rates more than 5% prior to being included in the base rates of the Company.

o Illinois-American Water Company received a rate decision on December 22, 1997 from the Illinois Commerce Commission granting additional revenues of $7.3 million based on a stipulation agreement. Notable in the stipulation and decision was continued support for movement toward a statewide uniform tariff for Illinois-American. The Commission also approved a large user tariff that will aid the Company in retaining large users over a long term.

o The Indiana Utility Regulatory Commission authorized additional revenues of $6.1 million for Indiana-American Water Company on December 11, 1997. The Commission's decision approved a significant step toward implementing statewide uniform pricing by Indiana-American Water Company. The language of the Commission's decision indicated the Commission's recognition of the benefits of the concept.

ADDITIONAL ANNUAL REVENUES AUTHORIZED BY RATE DECISIONS
(000)                         1997          1996          1995
==============================================================
Arizona                    $   739       $    --       $   239
California                   1,354         3,556           637
Connecticut                     --         1,899            --
Illinois                     7,301           999         3,835
Indiana                      6,101         2,636            --
Iowa                            --            --           632
Kentucky                     1,050         1,515         1,475
Maryland                        31           202            --
Massachusetts                   --         5,376           291
Michigan                        --            --           130
Missouri                     2,707            --         1,923
New Jersey                   2,157        39,486            --
New York                        --            --           295
Ohio                           952         1,106            --
Pennsylvania                27,450            --         7,831
Tennessee                       --         1,405            --
Virginia                       717            --            --
West Virginia                2,698         4,704            55
--------------------------------------------------------------
                           $53,257       $62,884       $17,343
                           ===================================

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



    American Water System personnel participate in regulatory conferences and meetings, including those conducted by regional regulatory associations. The goal in this effort is to increase understanding of the industry and its unique regulatory requirements.

    The Company appreciates the thoughtful work of the Water Committee of the National Association of Regulatory Utility Commissioners. Its initiatives and the growing public awareness of the importance of adequate water supply have led to progressive regulation which has allowed utility subsidiaries to address, on a timely basis, water supply issues which otherwise would still be unresolved.

Environmental
Two areas of environmental regulation impact the water utility industry. The regulation of drinking water quality is legislated under the Safe Drinking Water Act, which most recently was amended in August of 1996. The regulation of wastes generated during the drinking water treatment process is legislated under the Clean Water Act, Resource Conservation and Recovery Act, and Toxic Substances Control Act. Water utilities, individually and through industry associations, follow the development of these legislative mandates closely, and provide technical guidance to Congress on areas of improvement. By far, the Safe Drinking Water Act has the most potential for impact on water utilities, and has as its objective the improvement of public health. The utility subsidiaries are, as a matter of policy, committed to compliance with all applicable environmental mandates and routinely support environmental protection initiatives.

    All environmental regulations promulgated under these acts are done by the United States Environmental Protection Agency (EPA). As part of the regulatory development process, EPA solicits comments, and the American Water System regularly provides technical advice regarding proposed regulations. Its broad operating experience and current research effort afford the American Water System the unique opportunity to assist EPA in developing the most practical regulation possible. EPA has been working on several regulations, such as more stringent microbial control, more extensive limits for disinfection by-products, limits for arsenic and radon, and disinfection of ground waters.

    Additionally, EPA has been finalizing regulations regarding Cryptosporidium oocysts that can occur in surface waters. Utility subsidiaries have already implemented appropriate steps to voluntarily comply with pending regulations. This included installation of state-of-the-art monitoring equipment, which improved our ability to ascertain water quality. Much of this work has been done in partnership with EPA. Thus, data is being developed that assists EPA in finalizing its regulations. Both the Service Company's Quality Control and Research Laboratory in Belleville, Illinois, and laboratories at utility subsidiaries, are expanding to address regulations EPA will adopt. In anticipation of EPA's Information Collection Rule which went into effect in July, 1997, analytical resources have been put in place to provide all required analytical work for affected utility subsidiaries.

    When Congress amended the Safe Drinking Water Act in 1996, it required EPA to proceed with all these regulations and more. For the first time, the Safe Drinking Water Act provides funding for improvements to water quality, forces EPA to better protect drinking water sources of supply from contamination, requires development of a national water plant operator certification program, requires water quality reports to consumers, and prohibits non-viable water systems from going into business. The American Water System supported these provisions and welcomes changes that improve service to customers and public health protection.

    As these new regulations go into effect, it is expected that the use of chlorine as a disinfectant in water treatment will be modified. EPA is committed to lowering chlorinated by-products, which will result in less usage of chlorine. EPA also desires greater disinfection to better protect against a waterborne disease outbreak due to microbes that are not easily disinfected. For many utilities, both objectives could be reached by using a different disinfectant, such as ozone. However, ozone also creates some toxic by-products. Use of membranes, such as reverse osmosis, can attain both objectives, but cost is very high.

    Our research has continued to focus on the most important public health topics. Cryptosporidium research concentrated on developing better test methods, better understanding of disinfection and removal efficiencies, and monitoring the occurrence around the American Water System, which will position us for decisions to comply with EPA's announced regulation in late 1998. Viruses also have been a major topic of study. Our research is looking for viruses in groundwaters all across the country. That data will be correlated to both geology and distance to virus sources, such as septic tanks. This investigation will help form the basis for EPA's regulation in a couple of years. Research is also being done to identify better treatment methods to remove organic matter in order to lower disinfection by-products, which will prepare utility subsidiaries to implement EPA's next set of more stringent disinfection by-product regulations, due in late 1998.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Management's Discussion and Analysis


    Two newly found contaminants created public concern in 1997. A chemical used in solid rocket fuel (perchlorate) and an oxygenated gasoline additive (MTBE) were found in some groundwater in California. Our Quality Control and Research Laboratory set up test methods for both contaminants and began monitoring all wells around the American Water System. The results of that monitoring will be shared with EPA. If the national occurrence and potential health effects warrant, EPA will regulate these two contaminants in the future.

    The responsibility for implementing and enforcing the regulations promulgated by EPA rests with the individual states. In some instances, state regulations have established standards that are more demanding than the federal standards.

    All waste from the utility subsidiaries' water treatment processes are either recycled or discharged. Solid wastes are disposed in accordance with current best practices, and with the proper permits from the authorities. Most solid wastes are disposed of in landfills, and some are taken to local sewage plants for treatment. In several instances, water treatment wastes are discharged to a river in accordance with state permits.


Year 2000 Issues
Many computer systems in use today were designed and developed without regard to the impact of the upcoming century change. Computer programs and devices often use only two digits for the year to identify dates. As a result, computer systems may fail completely or create erroneous results unless corrective measures are taken.

    The Company is currently implementing two new software packages for financial and customer service applications that are year 2000 compliant. Although the decision to purchase and implement this software was based on an analysis of all of the Company's current and future systems requirements, once the decision was made these two projects became the core of our year 2000 compliance plan. Mid-range and personal computer upgrades related to these projects also ensure that many of our computerized devices are year 2000 compliant. Replacement of financial and customer service software that was developed by the Company many years ago with these two new software packages makes the year 2000 problem less complex for the Company to address by eliminating the need to revise large amounts of computer code.

    In addition to the new software packages being implemented, other critical computerized operations include treatment plant automation systems and devices used to record meter readings. All critical software and devices will be tested by Company personnel in the coming months to ensure that they will not be adversely affected by the century change. Interfaces used to exchange information with banks and other entities will also be tested to ensure compliance. This testing is expected to be completed by the end of 1998, although the implementation of new customer service software will continue into 1999. Some of the Company's current customer software will also be made year 2000 compliant in case implementation of the replacement software is delayed.

    The cost of the new financial and customer service software, implementation consulting services, and the related cost of upgrading and replacing computer equipment will be capitalized by the utility subsidiaries and included in future rate increase requests. Costs for specific year 2000 remediation programs will be charged to expense unless they meet the requirements for deferral as regulatory assets. However, these current period expenses are not expected to be materially different from the usual ongoing level of information systems related expenses.

New Accounting Standards
In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131), were issued by the Financial
Accounting Standards Board requiring implementation for periods beginning after December 15, 1997.

    SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The adoption of SFAS 130 will require the Company to report certain items previously reflected as charges and credits to stockholders' equity as "other comprehensive income" in the consolidated statement of income and retained earnings and the consolidated statement of common stockholders' equity. Adoption of SFAS 130 effective January 1, 1998 requires reclassification of financial statements for earlier periods which are provided for comparative purposes. SFAS 130 will not have any effect on the results of operations or the financial position of the Company.

    SFAS 131 establishes standards for reporting information about operating segments based upon products and services, geographic areas and major customers. The adoption of SFAS 131 will not require significant additional reporting as the Company's utility subsidiaries represent similar entities offering substantially identical services to similar customers.

Forward Looking Information
This annual report, including management's discussion and analysis, contains certain forward looking statements regarding the Company's results of operations and financial position. These forward looking statements are based on current information and expectations, and are subject to risks and uncertainties which could cause the Company's actual results to differmaterially from expected results.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------





















---------------------------------------------------------------------------
Report of Independent Accountants


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
AMERICAN WATER WORKS COMPANY, INC.

In our opinion, the accompanying consolidated balance sheet and consolidated statement of capitalization and the related consolidated statements of income and retained earnings, of cash flows and of common stockholders' equity of American Water Works Company, Inc. and Subsidiary Companies and the accompanying balance sheet and the related statements of income and retained earnings and of cash flows of American Water Works Company, Inc., present fairly, in all material respects, the consolidated financial position of American Water Works Company, Inc. and Subsidiary Companies and the financial position of American Water Works Company, Inc. at December 31, 1997 and 1996, and the consolidated results of operations and cash flows of American Water Works Company, Inc. and Subsidiary Companies for each of the three years in the period ended December 31, 1997, and the results of operations and cash flows of American Water Works Company, Inc. for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
Thirty South Seventeenth Street
Philadelphia, Pennsylvania

February 4, 1998

---------------------------------------------------------------------------
Consolidated Balance Sheet
(Dollars in thousands)


At December 31,                                       1997            1996
===========================================================================
ASSETS
Property, plant and equipment
  Utility plant -- at original cost less
    accumulated depreciation                    $3,713,390      $3,453,950
  Utility plant acquisition adjustments, net        58,976          52,156
  Nonutility property, net of accumulated
    depreciation                                    32,942          31,302
  Excess of cost of investments in subsidiaries
    over book equity at acquisition                 22,745          22,690
---------------------------------------------------------------------------
                                                 3,828,053       3,560,098
---------------------------------------------------------------------------

Current assets
  Cash and cash equivalents                         12,661          12,974
  Customer accounts receivable                      67,318          67,293
  Allowance for uncollectible accounts              (1,249)         (1,115)
  Unbilled revenues                                 55,750          53,868
  Miscellaneous receivables                          5,673           4,787
  Materials and supplies                            11,415          11,063
  Deferred vacation pay                             11,132          10,400
  Other                                             10,158           7,994
---------------------------------------------------------------------------
                                                   172,858         167,264
---------------------------------------------------------------------------

Regulatory and other long-term assets
  Regulatory asset -- income taxes recoverable
    through rates                                  181,566         177,064
  Debt and preferred stock expense                  30,216          28,736
  Deferred pension expense                          22,163          18,340
  Deferred postretirement benefit expense           11,372          11,852
  Deferred treatment plant costs                     7,690           8,388
  Deferred water utility billings                    4,013           6,808
  Tank painting costs                               10,531          10,224
  Funds restricted for construction                  5,340           5,791
  Other                                             40,484          37,591
---------------------------------------------------------------------------
                                                   313,375         304,794
---------------------------------------------------------------------------
                                                $4,314,286      $4,032,156
                                                ===========================

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------




                                                       1997            1996
===========================================================================
CAPITALIZATION AND LIABILITIES
Capitalization
  Common stockholders' equity                    $1,142,416      $1,057,874
  Preferred stocks with mandatory
    redemption requirements                          40,000          40,000
  Preferred stocks without mandatory
    redemption requirements                          11,673          11,673
  Preferred stocks of subsidiaries with
    mandatory redemption requirements                39,734          41,060
  Preferred stocks of subsidiaries without
    mandatory redemption requirements                 6,256           6,279
  Long-term debt
    American Water Works Company, Inc.              116,000         116,000
    Subsidiaries                                  1,754,766       1,600,394
---------------------------------------------------------------------------
                                                  3,110,845       2,873,280
---------------------------------------------------------------------------
Current liabilities
  Bank debt                                         134,762         147,390
  Current portion of long-term debt                  25,148          57,144
  Accounts payable                                   42,766          36,786
  Taxes accrued, including federal income            14,409          10,803
  Interest accrued                                   33,404          32,128
  Accrued vacation pay                               11,239          10,564
  Other                                              44,725          40,155
---------------------------------------------------------------------------
                                                    306,453         334,970
---------------------------------------------------------------------------
Regulatory and other long-term liabilities
  Advances for construction                         127,457         129,466
  Deferred income taxes                             418,248         382,592
  Deferred investment tax credits                    36,239          37,345
  Accrued pension expense                            41,079          32,212
  Accrued postretirement benefit expense             10,034          10,034
  Other                                               6,197           7,571
---------------------------------------------------------------------------
                                                    639,254         599,220
---------------------------------------------------------------------------
Contributions in aid of construction                257,734         224,686
---------------------------------------------------------------------------
Commitments and contingencies                            --              --
---------------------------------------------------------------------------
                                                 $4,314,286      $4,032,156
                                                 ==========================

The accompanying notes are an integral part of these financial statements.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Consolidated Statement of Income and Retained Earnings
(Dollars in thousands, except per share amounts)


For the years ended December 31,              1997        1996        1995
===========================================================================
CONSOLIDATED INCOME
Operating revenues                        $954,199    $894,646    $802,820
---------------------------------------------------------------------------
Operating expenses
  Operation and maintenance                428,779     425,170     402,362
  Depreciation and amortization            103,660      93,413      79,977
  General taxes                             87,860      82,017      76,208
---------------------------------------------------------------------------
                                           620,299     600,600     558,547
---------------------------------------------------------------------------
Operating income                           333,900     294,046     244,273
Allowance for other funds used
  during construction                        7,035       6,540      11,771
Gain from eminent domain litigation             --          --       6,600
Other income                                 1,353       3,301       1,844
---------------------------------------------------------------------------
                                           342,288     303,887     264,488
---------------------------------------------------------------------------
Income deductions
  Interest                                 145,766     136,760     117,042
  Allowance for borrowed funds used
    during construction                     (4,715)     (5,202)     (9,573)
  Amortization of debt expense               1,614       1,497       1,273
  Preferred dividends of subsidiaries        3,522       3,616       3,698
  Other deductions                           2,260       1,714       2,341
---------------------------------------------------------------------------
                                           148,447     138,385     114,781
---------------------------------------------------------------------------
Income before income taxes                 193,841     165,502     149,707
Provision for income taxes                  74,713      63,828      57,646
---------------------------------------------------------------------------
Net income                                 119,128     101,674      92,061
Dividends on preferred stocks                3,984       3,984       3,984
---------------------------------------------------------------------------
Net income to common stock                $115,144    $ 97,690    $ 88,077
                                          =================================
Average shares of basic common stock
  outstanding (thousands)                   79,144      74,540      66,544
Basic earnings per common share on
  average shares outstanding                 $1.45       $1.31       $1.32
                                          =================================
Diluted earnings per common share on
  average shares outstanding                 $1.45       $1.31       $1.32
                                          =================================

CONSOLIDATED RETAINED EARNINGS
Balance at beginning of year              $662,183    $622,061    $578,051
Add: net income                            119,128     101,674      92,061
Deduct: adjustment for 1996 stock split
  on shares issued during the year              --       6,269       1,567
---------------------------------------------------------------------------
                                           781,311     717,466     668,545
---------------------------------------------------------------------------
Deduct: dividends
  Preferred stock                            3,528       3,528       3,528
  Preference stock                             456         456         456
  Common stock -- $.76 per share in 1997,
    $.70 per share in 1996,
    $.64 per share in 1995                  60,084      51,299      42,500
---------------------------------------------------------------------------
                                            64,068      55,283      46,484
---------------------------------------------------------------------------
Balance at end of year                    $717,243    $662,183    $622,061
                                          =================================

The accompanying notes are an integral part of these financial statements.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Consolidated Statement of Cash Flows
(Dollars in thousands)


For the years ended December 31,              1997        1996        1995
===========================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                $119,128    $101,674    $ 92,061
Adjustments
  Depreciation and amortization            103,660      93,413      79,977
  Provision for deferred income taxes       31,850      22,288      15,344
  Provision for losses on accounts
    receivable                               6,650       5,479       4,288
  Allowance for other funds used
    during construction                     (7,035)     (6,540)    (11,771)
  Employee stock plan expenses               6,301       5,165       6,800
  Employee benefit expenses greater (less)
    than funding                             1,243        (849)     (6,643)
  Deferred revenues, net                        --      (1,125)        (17)
  Deferred tank painting costs              (1,834)     (2,544)     (1,675)
  Deferred rate case expense                (2,219)     (1,897)     (3,032)
  Amortization of deferred charges           8,862       8,533       6,995
  Other, net                                (3,099)     (7,512)     (5,183)
  Changes in assets and liabilities,
    net of effects from acquisitions
      Accounts receivable                   (7,427)     (5,175)    (14,897)
      Unbilled revenues                     (1,882)     (1,543)      9,897
      Other current assets                  (2,516)        612        (785)
      Accounts payable                       5,980      (6,514)       (329)
      Taxes accrued, including federal
        income                               3,606      (2,591)       (254)
      Interest accrued                       1,276       3,465         (33)
      Other current liabilities              4,570       4,178       8,353
---------------------------------------------------------------------------
Net cash from operating activities         267,114     208,517     179,096
---------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures                 (352,437)   (273,732)   (330,762)
Allowance for other funds used
  during construction                        7,035       6,540      11,771
Water system acquisitions                   (3,072)   (302,447)     (5,738)
Proceeds from the disposition of property,
  plant and equipment                        3,717       4,649      16,307
Removal costs from property, plant
  and equipment retirements                (12,855)     (8,264)     (7,204)
Funds restricted for construction activity     451       8,136      12,286
---------------------------------------------------------------------------
Net cash used in investing activities     (357,161)   (565,118)   (303,340)
---------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt               179,700     248,459     132,450
Proceeds from common stock, net of
  issuance costs                            23,040     186,451      33,544
Net borrowings (repayments) under
  line-of-credit agreements                (12,628)     (1,249)     66,214
Advances and contributions for
  construction, net of refunds              25,893      17,829      19,296
Debt issuance costs                         (3,530)     (4,187)     (1,735)
Repayment of long-term debt                (57,324)    (44,887)    (85,452)
Redemption of preferred stocks              (1,349)     (1,275)     (1,411)
Dividends paid                             (64,068)    (55,283)    (46,484)
---------------------------------------------------------------------------
Net cash from financing activities          89,734     345,858     116,422
---------------------------------------------------------------------------
Net decrease in cash and cash equivalents (313) (10,743) (7,822) Cash and cash equivalents at
  beginning of year                         12,974      23,717      31,539
---------------------------------------------------------------------------
Cash and cash equivalents at end of year  $ 12,661    $ 12,974    $ 23,717
                                          =================================
Cash paid during the year for:
  Interest, net of capitalized amount     $146,794    $134,084    $119,676
                                          =================================
  Income taxes                            $ 56,269    $ 49,197    $ 44,191
                                          =================================

Common stock issued in lieu of cash in
connection with the Employee Stock Ownership
Plan, the Savings Plan for Employees and the Long-Term Performance-Based Incentive Plan totaled $5,438 in 1997, $8,093 in 1996 and
$2,839 in 1995. Capital lease obligations of $62 were recorded in 1996.

The accompanying notes are an integral part of these financial statements.

---------------------------------------------------------------------------
Consolidated Statement of Capitalization
(Dollars in thousands, except per share amounts)


At December 31,                                           1997        1996
===========================================================================
COMMON STOCKHOLDERS' EQUITY:
  Common stock -- $1.25 par value, authorized
    300,000,000 shares, outstanding 79,685,612 shares
    in 1997 and 78,421,302 shares in 1996           $   99,607  $   98,027
  Paid-in capital                                      326,382     298,448
  Retained earnings                                    717,243     662,183
  Unearned compensation                                   (816)       (784)
---------------------------------------------------------------------------
                                                     1,142,416   1,057,874
---------------------------------------------------------------------------

At December 31, 1997, common shares reserved for issuance in connection with the Company's stock plans were 60,923,162 shares for the Stockholder Rights Plan, 6,194,886 shares for the Dividend Reinvestment and Stock Purchase Plan, 803,058 shares for the Employees'
Stock Ownership Plan, 92,021 shares for the Savings
Plan for Employees and 397,585 shares for the Long-Term
Performance-Based Incentive Plan.

PREFERRED STOCKS WITH MANDATORY REDEMPTION REQUIREMENTS:
  Cumulative preferred stock -- $25 par value, authorized
    1,770,000 shares
  8.50% series (non-voting), outstanding 1,600,000
    shares, due for redemption at par value on
    December 1, 2000                                    40,000      40,000
---------------------------------------------------------------------------

PREFERRED STOCKS WITHOUT MANDATORY REDEMPTION REQUIREMENTS:
  Cumulative preferred stock -- $25 par value
    5% series, outstanding 101,777 shares                2,544       2,544
  Cumulative preference stock -- $25 par value,
    authorized 750,000 shares
    5% series (non-voting), outstanding
    365,158 shares                                       9,129       9,129
  Cumulative preferential stock -- $35 par value,
    authorized 3,000,000 shares,
    no outstanding shares                                   --          --
---------------------------------------------------------------------------
                                                        11,673      11,673
---------------------------------------------------------------------------

PREFERRED STOCKS OF SUBSIDIARIES:
  Dividend rate
    3.9% to less than 5%                                 6,545       7,029
    5% to less than 6%                                   5,429       5,573
    6% to less than 7%                                   1,957       2,091
    7% to less than 8%                                   2,270       2,320
    8% to less than 9%                                  24,695      24,874
    9% to less than 10%                                  4,534       4,752
    10% to less than 11%                                   560         700
---------------------------------------------------------------------------
                                                        45,990      47,339
---------------------------------------------------------------------------

Preferred stock agreements of certain subsidiaries require annual sinking fund payments in varying amounts and permit redemption at various prices at the option of the subsidiaries on thirty days' notice, or, in the event of involuntary liquidation, at par value plus accrued dividends. Sinking fund payments for the next five years will amount to $1,465 in 1998, $1,397 in 1999, $1,299 in 2000, $1,224 in 2001 and $1,032
in 2002.

Redemptions of preferred stock amounted to $1,349 in 1997 and $1,275 in 1996.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



                                            CURRENT
                                         MATURITIES        1997        1996
===========================================================================
LONG-TERM DEBT OF AMERICAN
WATER WORKS COMPANY, INC.:
  9.06% Series B-2 debentures,
    due December 1, 1999                         --  $   35,000  $   35,000
  7.41% Series C debentures,
    due May 1, 2003                              --      81,000      81,000
---------------------------------------------------------------------------
                                                 --     116,000     116,000
---------------------------------------------------------------------------

Capital lease obligations to a subsidiary were $366 in 1997 and $95 in 1996.

LONG-TERM DEBT OF SUBSIDIARIES:
  Interest rate
    1% to less than 2%                      $   118       2,140       2,258
    4% to less than 5%                          391       4,825       5,217
    5% to less than 6%                           49     178,361     118,599
    6% to less than 7%                          249     375,821     356,070
    7% to less than 8%                        2,149     689,779     592,218
    8% to less than 9%                        1,100     171,100     172,200
    9% to less than 10%                      20,354     267,663     288,017
    10% to less than 11%                        455      64,315      64,770
---------------------------------------------------------------------------
                                             24,865   1,754,004   1,599,349
  Capital leases                                283         762       1,045
---------------------------------------------------------------------------
                                            $25,148   1,754,766   1,600,394
---------------------------------------------------------------------------
                                                     $3,110,845  $2,873,280
                                                     ======================

Maturities of long-term debt of subsidiaries, including sinking fund requirements, during the next five years will amount to $25,148 in 1998, $18,026 in 1999, $37,057 in 2000, $107,531 in
2001 and $133,556 in 2002.

Long-term debt of subsidiaries is substantially secured by utility plant and by a pledge of certain securities of subsidiaries and affiliates.


The accompanying notes are an integral part of these financial statements.

               AMERICAN WATER WORKS COMPANY, INC., AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
Consolidated Statement of Common Stockholders' Equity
(Dollars in thousands, except per share amounts)

                                         Common Stock                                                   Common
                                    ---------------------    Paid-in    Retained       Unearned  Stockholders'
                                        Shares  Par Value    Capital    Earnings   Compensation         Equity
===============================================================================================================
BALANCE AT DECEMBER 31, 1994        65,318,374    $81,648   $ 76,003    $578,051        $(2,262)    $  733,440

   Net income                               --         --         --      92,061             --         92,061
   Dividend reinvestment               339,086        424      4,576        (212)            --          4,788
   Stock purchase                    1,809,872      2,262     24,936      (1,131)            --         26,067
   Employees' stock ownership plan     154,730        193      2,363         (96)            --          2,460
   Savings plan for employees          204,608        256      2,940        (128)            --          3,068
   Incentive plan                           --         --      3,343          --            196          3,539
   Dividends:
     Preferred stocks                       --         --         --      (3,984)            --         (3,984)
     Common stock, $.64 per share           --         --         --     (42,500)            --        (42,500)
---------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995        67,826,670     84,783    114,161     622,061         (2,066)       818,939

   Net income                               --         --         --     101,674             --        101,674
   Common stock offering             8,400,000     10,500    147,436      (5,250)            --        152,686
   Dividend reinvestment               283,332        354      5,222         (90)            --          5,486
   Stock purchase                    1,277,765      1,597     23,211        (596)            --         24,212
   Employees' stock ownership plan     132,458        166      2,428         (83)            --          2,511
   Savings plan for employees          259,505        325      4,878         (99)            --          5,104
   Incentive plan                      241,572        302      1,112        (151)         1,282          2,545
   Dividends:
     Preferred stocks                       --         --         --      (3,984)            --         (3,984)
     Common stock, $.70 per share           --         --         --     (51,299)            --        (51,299)
---------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996        78,421,302     98,027    298,448     662,183           (784)     1,057,874

   Net income                               --         --         --     119,128             --        119,128
   Dividend reinvestment               291,236        364      6,235          --             --          6,599
   Stock purchase                      555,109        693     11,777          --             --         12,470
   Employees' stock ownership plan     134,182        168      2,761          --             --          2,929
   Savings plan for employees          222,940        279      4,741          --             --          5,020
   Incentive plan                       60,843         76      2,420          --            (32)         2,464
   Dividends:
     Preferred stocks                       --         --         --      (3,984)            --         (3,984)
     Common stock, $.76 per share           --         --         --     (60,084)            --        (60,084)
---------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997        79,685,612    $99,607   $326,382    $717,243          $(816)    $1,142,416
                                    ===========================================================================

The accompanying notes are an integral part of these financial statements.

                                         AMERICAN WATER WORKS COMPANY, INC.
---------------------------------------------------------------------------
Balance Sheet
(Dollars in thousands)


At December 31,                                            1997        1996
===========================================================================
ASSETS
Investments in subsidiaries
  Securities                                         $1,366,016  $1,261,532
  Notes and advances                                         90         100
---------------------------------------------------------------------------
                                                      1,366,106   1,261,632
---------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                                 308          43
  Other receivable from subsidiaries                      1,767         907
  Other                                                     500         190
---------------------------------------------------------------------------
                                                          2,575       1,140
---------------------------------------------------------------------------
Deferred debits
  Deferred income taxes                                   4,212       3,377
  Debt expense                                              191         236
  Preferred stock expense                                   137         184
  Other                                                       2           6
---------------------------------------------------------------------------
                                                          4,542       3,803
---------------------------------------------------------------------------
Other long-term assets                                   12,907       9,788
---------------------------------------------------------------------------
                                                     $1,386,130  $1,276,363
                                                     ======================

CAPITALIZATION AND LIABILITIES
Capitalization
  Common stockholders' equity                        $1,142,416  $1,057,874
  Preferred stocks with mandatory
    redemption requirements                              40,000      40,000
  Preferred stocks without mandatory
    redemption requirements                              11,673      11,673
  Long-term debt                                        116,366     116,095
---------------------------------------------------------------------------
                                                      1,310,455   1,225,642
---------------------------------------------------------------------------
Current liabilities
  Bank debt                                              59,500      38,100
  Current portion of long-term debt                          95          41
  Interest accrued                                        1,760       1,569
  Taxes accrued, including federal income                    34          31
  Other                                                     760         915
---------------------------------------------------------------------------
                                                         62,149      40,656
---------------------------------------------------------------------------
Other long-term liabilities                              13,526      10,065
---------------------------------------------------------------------------
Commitments and contingencies                                --          --
---------------------------------------------------------------------------
                                                     $1,386,130  $1,276,363
                                                     ======================


The accompanying notes are an integral part of these financial statements.

                                         AMERICAN WATER WORKS COMPANY, INC.
---------------------------------------------------------------------------
Statement of Income and Retained Earnings
(Dollars in thousands, except per share amounts)


For the years ended December 31,              1997        1996        1995
===========================================================================
INCOME
Income from subsidiaries
  Equity in earnings of subsidiaries
    Dividends                             $ 96,427    $ 82,155    $ 77,182
    Undistributed earnings                  36,335      31,605      26,315
---------------------------------------------------------------------------
                                           132,762     113,760     103,497
  Interest                                       6           6           7
Other income                                   585         503       1,147
---------------------------------------------------------------------------
                                           133,353     114,269     104,651
---------------------------------------------------------------------------
Expenses
  Operating and administrative expenses      9,431       8,003       8,086
  General taxes                                266         252         239
  Interest                                  12,629      11,639      11,027
  Amortization of debt expense                  45          55          56
---------------------------------------------------------------------------
                                            22,371      19,949      19,408
---------------------------------------------------------------------------
Income before income taxes                 110,982      94,320      85,243
Provision for income taxes                  (8,146)     (7,354)     (6,818)
---------------------------------------------------------------------------
Net income                                 119,128     101,674      92,061
Dividends on preferred stocks                3,984       3,984       3,984
---------------------------------------------------------------------------
Net income to common stock                $115,144    $ 97,690    $ 88,077
                                          =================================
Average shares of basic common
  stock outstanding (thousands)             79,144      74,540      66,544
Basic earnings per common share on
  average shares outstanding                 $1.45       $1.31       $1.32
                                          =================================
Diluted earnings per common share on
  average shares outstanding                 $1.45       $1.31       $1.32
                                          =================================

RETAINED EARNINGS
Balance at beginning of year              $662,183    $622,061    $578,051
Add: net income                            119,128     101,674      92,061
Deduct: adjustment for 1996 stock
  split on shares issued during the year        --       6,269       1,567
---------------------------------------------------------------------------
                                           781,311     717,466     668,545
---------------------------------------------------------------------------
Deduct: dividends
  Preferred stock                            3,528       3,528       3,528
  Preference stock                             456         456         456
  Common stock -- $.76 per share in 1997,
    $.70 per share in 1996, $.64 per share
    in 1995                                 60,084      51,299      42,500
---------------------------------------------------------------------------
                                            64,068      55,283      46,484
---------------------------------------------------------------------------
Balance at end of year                    $717,243    $662,183    $622,061
                                         =================================


The accompanying notes are an integral part of these financial statements.

                                         AMERICAN WATER WORKS COMPANY, INC.
---------------------------------------------------------------------------
Statement of Cash Flows
(Dollars in thousands)


For the years ended December 31,              1997        1996        1995
===========================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                $119,128    $101,674    $ 92,061
Adjustments
  Undistributed earnings of subsidiaries   (36,335)    (31,605)    (26,315)
  Employee stock plan expenses                 585         451       1,673
  Other, net                                   961         877         (53)
  Changes in assets and liabilities
    Receivables from subsidiaries               --           4           4
    Other current assets                      (310)        (82)        (28)
    Taxes accrued, including federal income      3          50         (71)
    Interest accrued                           191          67          88
    Other current liabilities                 (155)       (400)        595
---------------------------------------------------------------------------
Net cash from operating activities          84,068      71,036      67,954
---------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiaries' common stock   (68,149)   (226,839)    (78,554)
Repayment of promissory notes by subsidiaries   10          10          10
Other                                         (950)     (1,209)       (501)
---------------------------------------------------------------------------
Net cash used in investing activities      (69,089)   (228,038)    (79,045)
---------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common stock, net of
  issuance costs                            28,041     192,856      36,383
Dividends paid                             (64,068)    (55,283)    (46,484)
Net borrowings under line-of-credit
  agreements                                21,400      34,400       3,700
Repayment of long-term debt                    (73)    (15,033)        (23)
Other                                          (14)        (14)        (13)
---------------------------------------------------------------------------
Net cash from (used in) financing
  activities                               (14,714)    156,926      (6,437)
---------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                             265         (76)    (17,528)
Cash and cash equivalents at
  beginning of year                             43         119      17,647
---------------------------------------------------------------------------
Cash and cash equivalents at end of year  $    308    $     43    $    119
                                          =================================
Cash paid (received) during the year for:
  Interest                                $ 12,438    $ 11,572    $ 10,939
                                          =================================
  Income taxes                            $ (7,105)   $ (6,905)   $ (5,844)
                                          =================================
Common stock issued in lieu of cash in
  connection with the Long-Term
  Performance-Based Incentive Plan
  totaled $437 in 1997 and $1,688 in 1996.


The accompanying notes are an integral part of these financial statements.

---------------------------------------------------------------------------
Notes to Financial Statements
(Dollars in thousands, except per share amounts)


NOTE 1:  ORGANIZATION AND OPERATION
American Water Works Company, Inc. through its utility subsidiaries provides water and wastewater service in 21 states. The Company however, reflects one reportable segment for financial statement purposes as the Company's utility subsidiaries represent similar entities offering substantially identical services to similar customers. Wastewater service has not been reflected as a reportable segment as revenues, net income and assets associated with this service are less than 10% of those for the Company as a whole. As public utilities, the utility companies function under rules and regulations prescribed by state regulatory commissions.


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

Regulation
The utility subsidiaries have incurred various costs and received various credits which have been reflected as regulatory assets and liabilities on the Company's consolidated balance sheet. Accounting for such costs and credits as regulatory assets and liabilities is in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). This statement sets forth the application of generally accepted accounting principles for those companies whose rates are established by or are subject to approval by an independent third-party regulator. Under SFAS 71, utility companies defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the rate making process in a period different from the period in which they would have been reflected in income by an unregulated company. These deferred regulatory assets and liabilities are then reflected in the income statement in the period in which the same amounts are reflected in the rates charged for service.

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

    Pension expense in excess of the amount contributed to the pension plan is deferred by certain subsidiaries. These

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------





costs will be recovered in future service rates as contributions are made to the pension plan.

    Postretirement benefit expense in excess of the amount recovered in rates through 1997 has been deferred by certain subsidiaries. These costs are now recognized in the rates charged for water service and will be fully recovered over a 20-year period ending in 2012 as authorized by the regulatory authorities.

    Deferred treatment plant costs consist of operating expenses, including depreciation and property taxes, and the carrying charges associated with several water treatment plants and related facilities acquired in 1996 (see Pennsylvania Acquisition in note 3) from the time the assets were placed in service until recovery of such costs is allowed in future service rates. These costs have been recognized in the rates charged for water service and are being amortized over a 10-year period as authorized by the regulatory authorities.

    Deferred water utility billings represent revenue which will be recovered from customers in future years under the terms of qualified phase-in plans pursuant to the provisions of Statement of Financial Accounting Standards No. 92, "Utility Enterprises -- Accounting for Phase-In Plans." These regulatory assets have been recorded in accordance with the terms of rate orders received by the previous owners of water utility assets that were acquired in 1996 (see Pennsylvania Acquisition in note 3). The deferred billings are scheduled to conclude in 2001.

    Tank painting costs are generally deferred and amortized to current operations on a straight-line basis over periods ranging from 4 to 20 years, as authorized by the regulatory authorities in their determination of rates charged for service.

Other Current Liabilities
Other current liabilities at December 31, 1997 and 1996 include payables to banks of $14,307 and $10,468, respectively, which represent checks issued but not presented to the banks for payment, net of the related bank balance.

Advances and Contributions in Aid of Construction
Utility subsidiaries may receive advances and contributions to fund construction necessary to extend service to new areas. As determined by the regulatory authorities, advances for construction are refundable for limited periods of time as new customers begin to receive service. Amounts which are no longer refundable are reclassified to contributions in aid of construction. Utility plant funded by advances and contributions is excluded from rate base and is generally not depreciated for rate making purposes. Generally, advances and contributions received during the period of January 1, 1987 through June 12, 1996 have been included in taxable income and the related property is depreciable for tax purposes. As a result of a tax law change advances and contributions received subsequent to June 12, 1996 are excluded from taxable income.

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

    Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes. Deferred income taxes have been provided on the difference between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements. These deferred income taxes are based on the enacted tax rates to be in effect when such temporary differences are expected to reverse. The utility subsidiaries also recognize regulatory assets and liabilities for the effect on revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse.

    Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets.

Allowance for Funds Used During Construction (AFUDC)
AFUDC is a non-cash credit to income with a corresponding charge to utility plant which represents the cost of borrowed funds and a return on equity funds devoted to plant under construction. The utility subsidiaries record AFUDC to the extent permitted by the regulatory authorities.

Environmental Costs
Environmental expenditures that relate to current operations or provide a future benefit are expensed or capitalized as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated.

Asset Impairment
Long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, on a separate entity basis, may not be recoverable. If the sum of the future cash flows expected to result from the use of the assets and their eventual disposition is less than the carrying amount of the assets, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the assets. A regulatory asset is charged to earnings if and when future recovery in rates of that asset is no longer probable.

---------------------------------------------------------------------------
Notes to Financial Statements
(Dollars in thousands, except per share amounts)




Earnings Per Share
The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." This statement is effective for financial statements for both interim and annual periods ending after December 15, 1997. The average number of shares used to calculate diluted earnings per share includes 76,996 and 68,802 of potential common shares issuable in connection with the Company's Long-Term Performance-Based Incentive Plan (see note 9) in 1997 and 1996, respectively.

New Accounting Standards
In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131), were issued by the Financial
Accounting Standards Board requiring implementation for periods beginning after December 15, 1997.

    SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The adoption of SFAS 130 will require the Company to report certain items previously reflected as charges and credits to stockholders' equity as "other comprehensive income" in the consolidated statement of income and retained earnings and the consolidated statement of common stockholders' equity. Adoption of SFAS 130 effective January 1, 1998 requires reclassification of financial statements for earlier periods which are provided for comparative purposes. SFAS 130 will not have any effect on the results of operations or the financial position of the Company.

    SFAS 131 establishes standards for reporting information about operating segments based upon products and services, geographic areas and major customers. The adoption of SFAS 131 will not require significant additional reporting as the Company's utility subsidiaries represent similar entities offering substantially identical services to similar customers.

Reclassification
Certain reclassifications have been made to conform previously reported data to the current presentation.


NOTE 3: ACQUISITIONS AND DISPOSITIONS
East Honolulu, Hawaii Acquisition
On August 26, 1997, the Company agreed to acquire the common stock of East Honolulu Community Services, Inc. (EHCS) from Maunalua Associates, Inc., a subsidiary of Kemper Corporation, for $18,400. EHCS is a suburban Honolulu wastewater utility that serves 10,000 customers. For the latest fiscal year ended December 31, 1997, EHCS had unaudited revenues of $6,275, net income of $789 and total assets of $17,117. The Company expects to complete this transaction on or about April 1, 1998.

Northeastern Pennsylvania Acquisition
On February 16, 1996, the Company's subsidiary, Pennsylvania-American
Water Company, acquired the water utility operations of Pennsylvania Gas and Water Company (now known as PG Energy Inc.) for $409,400. The acquired operations, which include 10 water treatment plants and 36 reservoirs, serve 132,000 customers in northeastern Pennsylvania. The acquisition was accounted for as a purchase, and the accompanying financial statements reflect the results of operations of the acquired business subsequent to the purchase date. The purchase price consisted of $262,500 in cash and the assumption of $146,900 of PG Energy Inc.'s liabilities, including $141,000 of its long-term debt. The cash payment was funded with short-term debt that was subsequently repaid with the proceeds from the Company's common stock offering (see note 7) and a portion of the proceeds from Pennsylvania-American's offering of $150,000 of 30-year, 7.8% General Mortgage Bonds in 1996.

Howell Township, New Jersey Acquisition
On December 23, 1996, the Company's subsidiary, New Jersey-American Water Company, acquired the water utility assets of Howell Township, New Jersey, at a total cost of $35,400. The system which serves 6,000 customers is located between New Jersey-American's existing Monmouth County and Lakewood operations.

Grafton, Massachusetts Eminent Domain Proceeding
During the second quarter of 1995, the Company resolved its litigation with the Grafton Water District in Massachusetts to recover the fair market value of the water utility taken through eminent domain by the District in 1988. In 1990, a jury awarded the Company $5,600 for these assets that had served 2,300 customers. After that the District pursued various appeals, all of which resulted in reaffirmation of the jury award. In addition to the $1,100 paid by the District in 1988, the Company received $6,600 which includes the remainder of the jury award and $2,100 in interest. This produced a gain in 1995 of $3,900, or $.06 per share, after applicable income taxes.

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

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------




NOTE 4: JOINT VENTURE
A subsidiary of the Company owns a 50 percent interest in AmericanAnglian Environmental Technologies, a joint venture with Anglian Water Plc., a British water and wastewater utility. AmericanAnglian provides both technical expertise and financing resources to communities to operate and upgrade their water and wastewater systems. The results of the joint venture are accounted for by the Company under the equity method. In December 1995, half of the common stock of the Company's American Commonwealth Management Services Company subsidiary was sold to Anglian Water Plc. for $1,174 in cash. The Company and Anglian then transferred ownership of American Commonwealth Management Services to their AmericanAnglian joint venture. American Commonwealth Management Services provides management and operating services, at a profit, to non-affiliated water and wastewater systems. It also owns facilities to regenerate carbon used for water filtration and those capabilities are being marketed to affiliated and non-affiliated water utilities.


NOTE 5: UTILITY PLANT
The components of utility plant by category at December 31 are as follows:

                                                        1997         1996
=========================================================================
Water plant
  Sources of supply                               $  215,321   $  187,358
  Treatment and pumping                            1,052,944      956,858
  Transmission and distribution                    2,016,300    1,890,080
  Services, meters and fire hydrants                 757,729      702,906
  General structures and equipment                   281,523      266,440
Wastewater plant                                      33,124       31,267
Construction work in progress                        111,808      101,874
-------------------------------------------------------------------------
                                                   4,468,749    4,136,783
Less-accumulated depreciation                        755,359      682,833
-------------------------------------------------------------------------
                                                  $3,713,390   $3,453,950
                                                  =======================


NOTE 6: STOCK SPLIT
On July 3, 1996, the Board of Directors declared a two-for-one common stock split, in conjunction with an increase in the number of shares of common stock the Company is authorized to issue from 100,000,000 shares to 300,000,000 shares approved at the Company's Annual Meeting of Stockholders held May 2, 1996. The stock split was paid in the form of a 100% stock dividend whereby each holder of shares of common stock received one additional share of common stock for each share owned. The stock dividend was paid on July 25, 1996 to shareholders of record on July 15, 1996. The transaction had no effect on total stockholders' equity. The number of shares and the amounts for common stock, retained earnings, net income per share, and dividends paid per share of common stock have been restated to reflect the effect of the stock split.


NOTE 7: COMMON STOCK OFFERING
On May 9, 1996, the Company sold 3,643,100 shares of common stock at $37.625 per share in a public common stock offering. Concurrently with, and conditioned upon the completion of this offering, certain members of families that are existing large holders of common stock (the "Ware Family Buyers") agreed to purchase from the Company and the Company agreed to sell to the Ware Family Buyers 556,900 shares of common stock at the price available to the public, less underwriting discounts and commissions, in a private offering. Including the effect of the July 1996 stock split (see note 6), these offerings increased by 8,400,000 shares the number of the Company's shares of common stock outstanding. The net proceeds from the offerings were $152,700, after deducting the underwriting discounts and commissions and offering expenses payable by the Company. The Ware Family Buyers include William R. Cobb, Marilyn Ware Lewis and Paul W. Ware, who are directors of the Company.


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

    Thereafter, if the Company is acquired in a merger or business combination in which the Company does not survive, or if 50% or more of the Company's assets or earning power are sold or transferred, each Flip-Over Right will become the right to buy, at twice its then current exercise price, that number of shares of the acquiring person's common stock which at that time have a market value of four times the then current exercise price of the Flip-Over Right. If an Acquiring Person (i) acquires beneficial ownership of 35% or more of the Company's common stock, (ii) acquires the Company in a merger or business combination transaction in which

---------------------------------------------------------------------------
Notes to Financial Statements
(Dollars in thousands, except per share amounts)



the Company survives and its stock is not changed or (iii) engages in certain self-dealing transactions, each Flip-In Right not owned by the acquiror will become the right to buy, at twice its then current exercise price, that number of shares of the Company's common stock which at that time have a market value of four times the then current price of the Flip-In Right.

    The Rights are redeemable, in whole, but not in part, by the Company at a price of $.00025 per Right under certain circumstances. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings per share of the Company.


NOTE 9: EMPLOYEE STOCK PLANS
Employees' Stock Ownership Plan
The Company and its subsidiaries have an Employees' Stock Ownership Plan which provides for beneficial ownership of Company common stock by all employees who are not included in a bargaining unit. Each participating employee can elect to contribute an amount that does not exceed 2% of their wages for the preceding year. In addition to the employee's participation, the Company makes a contribution equivalent to 1/2% of each participant's qualified compensation for the preceding year, and matches 100% of the contribution by each participant. The Company expensed contributions of $1,674 for 1997, $1,427 for 1996 and $1,408 for 1995 that it made to the plan. The trustee of the plan may purchase shares of the Company's common stock from the Company, in the open market, or in a private transaction.

Savings Plan for Employees
The Company and its subsidiaries have a 401(k) Savings Plan for Employees for all employees who have more than six months of service. Employee contributions are invested at the direction of the employee in one or more funds including a fund consisting entirely of common stock of the Company. Effective January 1, 1998 the Company will match 50% of the first 4% of each employee's wages contributed to the plan. The Company expensed matching contributions to the plan totaling $2,304 for 1997, $2,198 for 1996 and $1,429 for 1995. All of the Company's matching contributions are invested in the fund of Company common stock. The trustee of the plan may purchase shares of the Company's common stock at the prevailing market price from the Company, in the open market, or in a private transaction.

Long-Term Performance-Based Incentive Plan
The Company and its subsidiaries have a Long-Term Performance-Based Incentive Plan. Under the plan, designated executives and other key employees are eligible to receive awards if performance cycle goals based on earnings-per-share growth and total return to Company stockholders, in comparison to a designated peer group of water companies, are met. The plan is administered by the Compensation and Management Development Committee of the Board of Directors. The Committee will determine the value or range of values, including the maximum value, of awards to each participant. Awards may be paid in the form of cash, restricted shares of common stock, or a combination of both. The cost of the plan is being charged to expense over each three-year performance cycle. Such expense was $2,715 in 1997, $1,950 in 1996 and $5,386 in 1995. The market value of common stock expected to be awarded under the plan has been recorded as unearned compensation and is shown as a separate component of common stockholders' equity.


NOTE 10: POSTRETIREMENT BENEFITS
Pension Benefits
The Company and its subsidiaries have a noncontributory defined benefit pension plan covering substantially all employees. Benefits under the plan are based on the employee's years of service and average annual compensation for those 60 consecutive months of employment which yield the highest average.

    The following table provides pension cost components and the expected long-term rate of return on plan assets used in determining net pension cost:

                                             1997         1996        1995
===========================================================================
Service cost-benefits
  earned during the year                 $ 11,657     $ 12,820    $  8,332
Interest cost on projected
  benefit obligation                       29,887       28,189      25,560
Actual return on plan assets              (52,721)     (35,343)    (94,167)
Net amortization and deferral              16,829        1,311      67,768
---------------------------------------------------------------------------
Net pension cost                         $  5,652     $  6,977    $  7,493
Assumed asset earnings rate                 8.50%        8.50%       8.50%

    The Company's funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974.
Due to the funded status of the plan there were no contributions made in 1997. The Company made contributions of $4,307 in 1996 and $9,993 in 1995. Pension plan assets are invested in a number of investments including a guaranteed interest contract with a major insurance company, equity mutual funds, United States Government securities and publicly traded bonds. In November 1995, the plan received 2,000,000 shares of common stock from Allmerica Financial Corporation in connection with the demutualization of its State Mutual Life Assurance Company subsidiary. State Mutual, as a mutual insurance company, was owned by its policyholders. The shares of Allmerica Financial received by the plan were subsequently sold, resulting in a net gain of approximately $47,000 to the plan. The actual return on plan assets also reflects the higher than expected returns in the general capital markets over the last three years.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



The following table reconciles plan assets and liabilities to the funded status of the plan at December 31:

                                                        1997          1996
===========================================================================
Plan assets at fair value                           $441,218      $404,321
                                                    =======================
Actuarial present value
  of benefit obligations:
    Vested benefits                                 $345,872      $304,800
    Non-vested benefits                                8,377         6,895
---------------------------------------------------------------------------
    Accumulated benefit obligation                   354,249       311,695
    Effect of projected
      future salary increases                         95,576        82,870
---------------------------------------------------------------------------
    Total projected benefit obligation              $449,825      $394,565
                                                    ======================
Projected benefit obligation less than
  (in excess) of plan assets                        $ (8,607)     $  9,756
Unrecognized net transition asset                    (11,763)      (14,116)
Unrecognized prior service cost                        2,008         2,180
Unrecognized net gain                                (10,482)      (21,012)
---------------------------------------------------------------------------
Accrued pension cost                                $(28,844)     $(23,192)
                                                    =======================
Discount rate assumption                               7.00%         7.50%
Compensation growth rate assumption                    5.00%         5.00%

    The Company also has two unfunded supplemental non-qualified pension plans that provide additional retirement benefits to certain employees of the Company and its subsidiaries. Pension costs for the supplemental plans were $2,200 for 1997, $1,299 for 1996 and $1,163 for 1995. At December 31,
1997, the projected benefit obligation for these plans totaled $15,295. Accrued as a pension liability on the balance sheet is $12,235 representing $8,678 of accrued pension cost and an unfunded accumulated benefit obligation in excess of accrued pension cost of $3,557.

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

    The following table provides postretirement benefit cost components and the expected long-term rate of return used in determining net postretirement benefit cost:

                                                1997       1996       1995
===========================================================================
Service cost-benefits
  earned during the year                     $ 4,992    $ 5,848    $ 4,641
Interest cost on accumulated
  postretirement benefit obligation           11,230     11,545     11,637
Actual return on plan assets                 (12,232)    (3,545)    (2,450)
Net amortization and deferral                 12,406      5,325      5,196
---------------------------------------------------------------------------
Net postretirement benefit cost              $16,396    $19,173    $19,024
                                             ==============================
Assumed asset earnings rate                    7.90%      7.90%      7.70%

    The transition obligation of $122,115 at January 1, 1993 is being amortized over 20 years.

    The Company made contributions to trust funds established for its postretirement benefit plans of $16,396 in 1997, $17,892 in 1996 and $19,024 in 1995. The Company's policy is to fund postretirement benefit costs accrued. Plan assets are invested in a mutual fund comprised of high quality debt securities, equity mutual funds and a bond money market fund. The following table reconciles the funded status of the plan with the liability included in the consolidated balance sheet at December 31:


                                                        1997          1996
===========================================================================
Plan assets at fair value                           $ 85,452      $ 63,664
                                                    =======================
Actuarial present value of
  postretirement benefit obligations:
    Retirees and dependents                         $ 70,954      $ 64,718
    Fully eligible active plan participants            5,241         4,633
    Other active plan participants                    91,160        80,584
---------------------------------------------------------------------------
Total accumulated postretirement
  benefit obligation                                $167,355      $149,935
                                                    =======================
Accumulated postretirement benefit
  obligation in excess of plan assets               $(81,903)     $(86,271)
Unrecognized transition obligation                    85,904        91,631
Unrecognized prior service costs                       8,556        11,585
Unrecognized net gain                                (22,591)      (26,979)
---------------------------------------------------------------------------
Accrued postretirement benefit cost                 $(10,034)     $(10,034)
                                                    =======================
Discount rate assumption                               7.00%         7.50%
Compensation growth rate assumption                    5.00%         5.00%

    The health care cost trend rate, used to calculate the Company's cost for postretirement health care benefits, is a 6.5% annual rate in 1998 that is assumed to decrease gradually to a 5.5% annual rate in 2000 and remain at that level thereafter for the comprehensive plan, a constant 5.5% annual rate for the managed care plan and an 8.0% annual rate in 1998 that is assumed to decrease gradually to a 5.5% annual rate in 2003 and remain at that level thereafter for pre-acquisition retirees of the Pennsylvania water utility operations acquired in 1996 (see Pennsylvania Acquisition in note 3). A one-percentage-point increase in the health care cost trend rate would have increased the accumulated

---------------------------------------------------------------------------
Notes to Financial Statements
(Dollars in thousands, except per share amounts)




postretirement benefit obligation by $22,700 at January 1, 1998 and the aggregate of the service and interest cost components of postretirement benefit costs for 1997 by $2,800.


NOTE 11: GENERAL TAXES
Components of general tax expense for the years presented in the consolidated statement of income are as follows:

                                                1997       1996       1995
==========================================================================
Gross receipts and franchise                 $37,580    $35,684    $33,272
Property and capital stock                    35,466     31,971     28,868
Payroll                                       12,433     12,060     11,524
Other general                                  2,381      2,302      2,544
--------------------------------------------------------------------------
                                             $87,860    $82,017    $76,208
                                             =============================


NOTE 12: INCOME TAXES
Components of income tax expense for the years presented in the consolidated statement of income are as follows:

                                                1997       1996       1995
===========================================================================
STATE INCOME TAXES:
Current                                      $ 7,514    $ 8,291    $ 7,938
Deferred
  Current                                        146         99         59
  Non-current                                  2,609        837         82
---------------------------------------------------------------------------
                                             $10,269    $ 9,227    $ 8,079
                                             ==============================
FEDERAL INCOME TAXES:
Current                                      $35,259    $33,219    $34,485
Deferred
  Current                                        (56)       (69)      (180)
  Non-current                                 30,484     22,694     16,505
  Amortization of deferred
    investment tax credits                    (1,243)    (1,243)    (1,243)
---------------------------------------------------------------------------
                                             $64,444    $54,601    $49,567
                                             ==============================

    A reconciliation of income tax expense at the statutory federal income tax rate to actual income tax expense is as follows:

                                                1997       1996       1995
===========================================================================
Income tax at statutory rate                 $67,845    $57,926    $52,397
Increases (decreases)
  resulting from --
    State taxes, net of
      federal taxes                            6,675      5,998      5,252
    Flow through differences                   1,143        742        556
    Amortization of investment
      tax credits                             (1,243)    (1,243)    (1,243)
    Subsidiary preferred dividends             1,198      1,230      1,258
    Other, net                                  (905)      (825)      (574)
---------------------------------------------------------------------------
Actual income tax expense                    $74,713    $63,828    $57,646
                                             ==============================

    The following table provides the components of the net deferred tax liability at December 31:

                                                        1997          1996
===========================================================================
DEFERRED TAX ASSETS:
  Advances and contributions                        $149,058      $137,904
  Deferred investment tax credits                     13,862        14,355
  Other                                               14,205        19,001
---------------------------------------------------------------------------
                                                     177,125       171,260
---------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Utility plant, principally due
    to depreciation differences                      496,827       452,824
  Income taxes recoverable
    through rates                                     71,475        70,410
  Other                                               27,071        30,618
---------------------------------------------------------------------------
                                                     595,373       553,852
---------------------------------------------------------------------------
                                                    $418,248      $382,592
                                                    =======================

    As of December 31, 1997 and 1996, the parent company had no material temporary differences. No valuation allowances were required on deferred tax assets at December 31, 1997 and 1996.


NOTE 13: LEASES
The Company has entered into operating leases involving certain facilities and equipment. Rental expenses under operating leases were $9,199 for 1997, $8,973 for 1996 and $8,985 for 1995. Capital leases currently in effect are not significant.

    At December 31, 1997, the minimum annual future rental commitment under operating leases that have initial or remaining noncancellable lease terms in excess of one year are $5,765 in 1998, $4,744 in 1999, $3,660 in 2000,
$2,418 in 2001 and $1,613 in 2002.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------





NOTE 14: COMMITMENTS AND CONTINGENCIES
Construction programs of subsidiaries for 1998 are estimated to cost approximately $424,000. Commitments have been made in connection with certain construction programs.

    The Company is routinely involved in condemnation proceedings and legal actions relating to several utility subsidiaries. In the opinion of management, none of these matters will have a material adverse effect, if any, on the financial position or results of operations of the Company.


NOTE 15: COMPENSATING BALANCES AND BANK DEBT
During 1997 the Company and its subsidiaries maintained lines of credit with various banks. The total of the unused lines of credit at December 31, 1997 was $55,500 for the Company and $252,085 for the subsidiaries. Borrowings under such lines of credit generally are payable on demand and bear interest at variable rates. None of the agreements with lending banks have compensating balance requirements.

    The maximum amount of short-term bank borrowings outstanding during 1997 was $171,337, and the average amount outstanding during the year was $155,629.
The weighted average annual interest rate on these borrowings during 1997 was 6.17%, and the interest rate at December 31, 1997 was 5.89%.


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

    The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows:

                                                CARRYING
1997                                              AMOUNT      FAIR VALUE
========================================================================
Preferred stocks of the Company with
  mandatory redemption requirements              $40,000         $42,879
Preferred stocks of subsidiaries with
  mandatory redemption requirements               39,734          43,069
Long-term debt of the Company                    116,000         120,116
Long-term debt of subsidiaries                 1,778,869       1,919,923

                                                CARRYING
1996                                              AMOUNT      FAIR VALUE
========================================================================
Preferred stocks of the Company with
  mandatory redemption requirements              $40,000         $43,197
Preferred stocks of subsidiaries with
  mandatory redemption requirements               41,060          44,977
Long-term debt of the Company                    116,000         120,783
Long-term debt of subsidiaries                 1,656,175       1,772,384


NOTE 17: QUARTERLY FINANCIAL DATA (UNAUDITED)
Summarized quarterly financial data for 1997 and 1996 are as follows:

                                  FIRST    SECOND     THIRD    FOURTH
1997                            QUARTER   QUARTER   QUARTER   QUARTER
=====================================================================

Operating revenues             $213,357  $237,915  $266,012  $236,915
Operating income                 64,903    86,574   104,908    77,515
Net income                       18,030    31,640    43,491    25,967
Net income to common stock       17,034    30,644    42,495    24,971
Basic and diluted
  net income per common share      $.22      $.39      $.54      $.31

                                  FIRST    SECOND     THIRD    FOURTH
1996                            QUARTER   QUARTER   QUARTER   QUARTER
=====================================================================
Operating revenues             $198,189  $228,621  $247,616  $220,220
Operating income                 55,425    76,797    91,545    70,279
Net income                       17,031    26,505    36,306    21,832
Net income to common stock       16,035    25,509    35,310    20,836
Basic and diluted
  net income per common share      $.23      $.35      $.45      $.27

RANGE OF MARKET PRICES
AWK is the trading symbol of American Water Works Company, Inc. on the New York Stock Exchange on which the Common Stock, 5% Preferred Stock and 5% Preference Stock of the Company are traded.

               Common Stock       5% Preferred Stock    5% Preference Stock
---------------------------------------------------------------------------
Newspaper listing  AmWtrWks             A Wat pr              A Wat pf
---------------------------------------------------------------------------
1997            High       Low       High      Low        High       Low
===========================================================================
1st quarter   $24-1/2   $19-7/8    $22       $18-3/4    $19-1/2    $18
2nd quarter    22-3/8    20-5/8     20-1/4    18-1/2     20         18-1/4
3rd quarter    22-1/2    20-3/4     20-1/2    19-1/4     21         19
4th quarter    29-11/16  20-11/16   21-3/4    19-1/4     21         19-1/4


Quarterly dividend
 paid per share      $.19                 $.3125               $.3125
Number of
 shareholders at
 December 31, 1997  41,123                  226                  769
---------------------------------------------------------------------------



1996            High       Low       High       Low       High        Low
===========================================================================
1st quarter   $20-1/4   $18-1/4    $20       $18-1/2    $21-1/2     $18-1/2
2nd quarter    20-1/8    17-3/4     19-3/4    17         21-5/8      18
3rd quarter    22        19-1/2     19-1/2    17-3/4     20-1/2      17-1/2
4th quarter    21-3/4    18-7/8     18-1/4    18         22-1/2      18


Quarterly dividend
 paid per share      $.175                $.3125               $.3125
Number of
 shareholders at
 December 31, 1996  39,002                  251                  840

---------------------------------------------------------------------------
The common and 5% preferred stocks have voting rights.


[RECYCLE LOGO]
This Annual Report is printed on recycled paper.

Design/Production: The Creative Department, Inc.
Copywriting: Gerard F. Reimel
Photography: Michael Furman, cover; H. Mark Weidman, editorial section; Mi Mi Janosy, portraits

                                                                         57