Form 10-K, Exhibit 13
period 1998-12-31
AMERICAN WATER WORKS CO INC
filed 1999-03-25
CIK 318819

EXHIBIT 13

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in thousands, except per share amounts)

FOR THE YEARS ENDED DECEMBER 31,             1998         1997         1996         1995         1994
=====================================================================================================
Revenues
  Water service
    Residential                        $  575,321   $  546,972   $  510,050   $  451,143   $  431,225
    Commercial                            220,357      207,126      197,314      175,792      169,532
    Industrial                             67,471       63,389       62,153       54,423       53,049
    Public and other                      122,362      112,766      101,816       92,565       90,436
  Other water revenues                     11,481        9,037        7,935        5,902        6,502
-----------------------------------------------------------------------------------------------------
                                          996,992      939,290      879,268      779,825      750,744
  Wastewater service                       20,820       14,909       15,378       14,953       13,933
  Management fees                              --           --           --        8,042        5,564
-----------------------------------------------------------------------------------------------------
                                       $1,017,812   $  954,199   $  894,646   $  802,820   $  770,241
                                       ==============================================================
Water sales (million gallons)
    Residential                           124,419      124,339      119,900      117,128      113,950
    Commercial                             65,413       64,726       63,491       61,726       60,901
    Industrial                             36,639       36,354       36,129       34,171       34,735
    Public and other                       30,619       30,310       27,764       26,968       26,953
-----------------------------------------------------------------------------------------------------
                                          257,090      255,729      247,284      239,993      236,539
                                       ==============================================================

Net income                             $  131,048   $  119,128   $  101,674   $   92,061   $   78,652
Basic and diluted earnings per
  common share on average shares
  outstanding                               $1.58        $1.45        $1.31        $1.32        $1.17
Common dividends paid per share              $.82         $.76         $.70         $.64         $.54

AT YEAR-END
Water customers (thousands)                 1,942        1,900        1,884        1,720        1,706
Wastewater customers (thousands)               39           25           24           24           19
Total assets                           $4,708,307   $4,314,286   $4,032,156   $3,403,141   $3,172,237
Preferred stocks with mandatory
  redemption requirements
    American Water Works Company, Inc. $   40,000   $   40,000   $   40,000   $   40,000   $   40,000
    Subsidiaries                           39,161       39,734       41,060       42,326       43,737
Long-term debt
    American Water Works Company, Inc. $  201,000   $  116,000   $  116,000   $  116,000   $  131,000
    Subsidiaries                        1,905,011    1,754,766    1,600,394    1,268,649    1,177,043

MARKET DATA
Market price per share of common
  stock at year-end                        $33.75       $27.31       $20.63       $19.44       $13.50
Average shares outstanding (thousands)     80,298       79,144       74,540       66,544       63,836
Average daily trading volume               82,834       81,838       93,169       56,467       54,148
Annual trading volume (thousands)          20,874       20,705       23,673       14,230       13,645
Annual trading volume as a percentage
  of average outstanding shares               26%          26%          32%          21%          21%
P/E ratio*                                  19.22        15.80        15.14        11.73        11.94
Dividend yield*                             2.70%        3.32%        3.53%        4.13%        3.86%

*Based on average month-end closing prices of common stock

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



DESCRIPTION OF THE BUSINESS

THE COMPANY

The principal business of American Water Works Company is the ownership of common stock of companies providing water service.

    The water utility industry environment is changing rapidly. Changes in regulation, the need for significant capital replacement, low growth in consumption within existing service territories, and continuing pressures for increased efficiencies and productivity are changing the nature of the industry.


THE SERVICE COMPANY

The American Water Works Service Company, a subsidiary, provides professional services as required to affiliated companies. These services include accounting, administration, communication, corporate secretarial, engineering, financial, human resources, information systems, operations, rates and revenue, risk management and water quality. This arrangement, which provides these services at cost, affords affiliated companies professional and technical talent otherwise unavailable economically or on a timely basis.


THE UTILITY COMPANIES

The 23 utility subsidiaries provide water and/or wastewater service to more than 7 million people in 879 communities in 22 states.

    As public utilities, each company is subject to the rules of both federal and state environmental protection agencies, particularly with respect to the quality of the water they distribute. In addition, with the exception of Michigan-American Water Company, the utility companies function under economic regulations prescribed by state regulatory commissions.


THE NON-REGULATED COMPANIES

American International Water Services Company (AIWSC) is a subsidiary formed for the specific purpose of responding to the dynamic nature of the water and wastewater industry. The mission of the company is to seek out, evaluate and attain investment opportunities within the governmental and industrial markets.

    Additionally, AIWSC is a 50 percent owner of American-Anglian Environmental Technologies, L.P. (AAET), a joint venture with a subsidiary of British water and wastewater utility Anglian Water, Plc. AAET provides both technical expertise and financing resources to communities to operate their water and wastewater systems. These services are currently provided to non-affiliated authorities, utilities and businesses in six states. AAET also owns facilities to regenerate carbon used for water filtration and those capabilities are being marketed to water systems.

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

    Greenwich Water System is a subsidiary that owns the common stock of the utility subsidiaries in Connecticut, Massachusetts, New Hampshire, New York and a portion of the common stock of the utility subsidiary in Pennsylvania.

    American Commonwealth Company is a subsidiary that owns a portion of the common stock of the utility subsidiary in New Jersey.


THE AMERICAN WATER SYSTEM

The combination of the Company and its subsidiaries constitutes the American Water System -- a system that has functioned well for over 50 years. Each utility subsidiary functions independently, yet shares in the benefits of size and identity afforded by the American Water System.


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



[ID - PHOTO WITH CAPTION]
FROM LEFT ARE W. TIMOTHY POHL, GENERAL COUNSEL AND SECRETARY, AMERICAN WATER WORKS COMPANY AND VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, AMERICAN WATER WORKS SERVICE COMPANY; AND C. GLENN PIERCE, II, VICE PRESIDENT HUMAN RESOURCES, AMERICAN WATER WORKS SERVICE COMPANY, INC.



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

    The following chart reflects the results of this investment strategy:

                [ID -- GRAPHIC, SHOWING THE FOLLOWING VALUES]

                  COMPOUND ANNUAL GROWTH RATES 1993-1998
                  Investment in subsidiaries .......  13.2%
                  Operating revenue ................   7.2%
                  Earnings per share ...............   6.6%
                  Dividends per share ..............  10.4%
                  Book value per share .............   7.9%

    The Company's investment in its subsidiaries has increased from $810 million at year-end 1993 to $1.5 billion at year-end 1998. The schedule at the top of page 25 illustrates that the growth in the Company's investment in its subsidiaries has been accomplished by subsidiary earnings retention, the investment of a portion of the dividends received by the Company from subsidiaries and the sale of securities and bank loans.

    Earnings to common shareholders have risen from $71.4 million in 1993 to $127.1 million in 1998.

    Income to common shareholders of the Company is influenced by three factors:

1.  The amount of investment by the Company

2.  The rate of return on that investment

3.  The costs to operate the Company

    The schedule at the bottom of page 25 demonstrates that the growth in earnings over this period is the direct result of new investment in subsidiaries. Fluctuations in the rate of return are the result of the influence of weather conditions on sales volume and the response of utility regulation to the economic climate. The cost to operate the Company has increased $8.1 million over this five-year period.


SYSTEM GROWTH AND DEVELOPMENT

CAPITAL SPENDING PROGRAM

The investment in new facilities in 1998 totaled $392 million, which is 11 percent above the 1997 construction expenditures of $352 million. Construction activity planned for 1999 totals $407 million.

    Expenditures recorded in any given year are influenced by many factors, including the economy, regulation, material delivery and weather conditions. It is anticipated that approximately $2.0 billion will be invested in new facilities between now and the end of the year 2003. These expenditures will support ongoing programs to comply with regulations promulgated to ensure proper water quality and protect the environment, to keep pace with the development of our service territories and to replace facilities as necessary. We expect the full investment in this construction program to be recognized in regulatory decisions.

    Source of supply improvements in 1998 accounted for approximately 5 percent of the year's construction expenditures. Projects included groundwater development in Hampton, New Hampshire; Warrensburg, Missouri; and southern Indiana to meet growing customer demands. New wells in Clovis, New Mexico; Monterey, California; and Marion, Ohio were constructed to maintain supply capabilities. Structural upgrades to the Swimming River Dam in New Jersey were also completed in 1998.

    Investment in treatment and pumping facilities comprised approximately 28 percent of the 1998 construction expenditures. A new surface water treatment plant was constructed in Weston, West Virginia to support a regional

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
ANALYSIS OF GROWTH IN INVESTMENT IN SUBSIDIARIES

(000)                                              1998         1997         1996         1995       1994
=========================================================================================================
Investment in subsidiaries at December 31    $1,506,969   $1,366,016   $1,261,532   $1,003,088   $898,219
Investment in subsidiaries at January 1       1,366,016    1,261,532    1,003,088      898,219    810,372
---------------------------------------------------------------------------------------------------------
Change during the year                       $  140,953   $  104,484   $  258,444   $  104,869   $ 87,847
                                             ============================================================
Sources of additional investment
  Undistributed earnings of subsidiaries     $   38,490   $   36,335   $   31,605   $   26,315   $ 24,532
  Investment by the Company in
    subsidiary securities                       102,463       68,149      226,839       78,554     63,315
---------------------------------------------------------------------------------------------------------
  Change during the year                     $  140,953   $  104,484   $  258,444   $  104,869   $ 87,847
                                             ============================================================
Net income of subsidiaries                   $  148,068   $  132,762   $  113,760   $  103,497   $ 89,449
Return on January 1 investment
  in subsidiaries                                 10.8%        10.5%        11.3%        11.5%      11.0%
Subsidiaries' common stock dividend
  payout ratio                                      74%          73%          72%          75%        73%
---------------------------------------------------------------------------------------------------------
Dividends to the Company from subsidiaries      109,578       96,427       82,155       77,182     64,917
---------------------------------------------------------------------------------------------------------
Company's use of cash
  Preferred dividends                             3,984        3,984        3,984        3,984      3,984
  Other cash requirements                        16,374       13,396       12,375        9,765     10,744
---------------------------------------------------------------------------------------------------------
                                                 20,358       17,380       16,359       13,749     14,728
---------------------------------------------------------------------------------------------------------
Available for common dividends                   89,220       79,047       65,796       63,433     50,189
Common dividends declared                        65,781       60,084       51,299       42,500     34,386
Cash payout ratio                                   74%          76%          78%          67%        69%
Available after dividends                        23,439       18,963       14,497       20,933     15,803
Cash at January 1                                   308           43          119       17,647     23,302
---------------------------------------------------------------------------------------------------------
                                                 23,747       19,006       14,616       38,580     39,105
Investment in securities of subsidiaries       (102,463)     (68,149)    (226,839)     (78,554)   (63,315)
Notes and advances to subsidiaries                   10           10           10           10      4,510
---------------------------------------------------------------------------------------------------------
                                                (78,706)     (49,133)    (212,213)     (39,964)   (19,700)
---------------------------------------------------------------------------------------------------------
Net bank borrowings                             (59,500)      21,400       34,400        3,700         --
Proceeds from long-term debt                    120,000           --           --           --         --
Proceeds from common stock                       36,227       28,041      192,856       36,383     37,347
Redemption of securities                             --           --      (15,000)          --         --
---------------------------------------------------------------------------------------------------------
                                                 96,727       49,441      212,256       40,083     37,347
---------------------------------------------------------------------------------------------------------
Cash at December 31                          $   18,021   $      308   $       43   $      119   $ 17,647
                                             ============================================================


ANALYSIS OF CHANGE IN INCOME

(000)                                              1998          1997         1996         1995       1994
==========================================================================================================
Net income to common stock-current year        $127,064      $115,144      $97,690      $88,077    $74,668
Net income to common stock-prior year           115,144        97,690       88,077       74,668     71,391
----------------------------------------------------------------------------------------------------------
Change in income                                 11,920        17,454        9,613       13,409      3,277
Change in Company operating cost                  3,386         1,548          650          639      1,924
----------------------------------------------------------------------------------------------------------
Change in investment income                    $ 15,306      $ 19,002      $10,263      $14,048    $ 5,201
                                               ===========================================================
Sources of change in investment income
  Additional investment in subsidiaries        $ 11,334      $ 27,198      $11,893      $10,122    $ 6,718
  Change in rate of return on investment          3,972        (8,196)      (1,630)       3,926     (1,517)
----------------------------------------------------------------------------------------------------------
Total change in investment income              $ 15,306      $ 19,002      $10,263      $14,048    $ 5,201
                                               ===========================================================

---------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



[ID - PHOTO WITH CAPTION]
FROM LEFT ARE JOHN S. YOUNG, JR., VICE PRESIDENT ENGINEERING, AMERICAN WATER WORKS SERVICE COMPANY, INC.; GERALD C. SMITH, VICE PRESIDENT, AMERICAN WATER WORKS COMPANY, INC. AND SENIOR VICE PRESIDENT, AMERICAN WATER WORKS SERVICE COMPANY, INC.; AND RICHARD H. MOSER, VICE PRESIDENT WATER QUALITY, AMERICAN WATER WORKS SERVICE COMPANY, INC.



water supply project. Significant capacity and/or reliability upgrades were also completed for treatment plants in Huntington, West Virginia; Parkville, Missouri; and Davenport, Iowa. Major plant upgrades continued or commenced in Norristown, Pennsylvania; St. Joseph, Missouri; southern Indiana; Wilkes-Barre/Scranton, Pennsylvania; and Ashtabula, Ohio.

    Transmission and distribution facilities accounted for approximately 38 percent of the 1998 construction expenditures. The most prominent individual projects included regional projects in Boone County and Fayette County, West Virginia; southern Indiana; Bond/Madison County, Illinois; and Clarion Township, Pennsylvania; the interconnection of several systems in Pennsylvania; and an extension from the regional pipeline in southern New Jersey. Significant pipeline reinforcement projects were completed for the systems in Morris County and Frenchtown, New Jersey; Charleston, West Virginia; and Peoria, Illinois. Also, pumping stations and storage tanks were completed at a number of utility subsidiaries during the year including tanks in Frenchtown and Cape May, New Jersey; Shelbyville and Newburgh, Indiana; Cairo, Illinois; Monterey and the Los Angeles vicinity in California; and several locations in West Virginia.

    The Company's formal Comprehensive Planning Study (CPS) process involves an exhaustive evaluation at five year intervals by each utility subsidiary of all aspects of public water supply. This includes review of source water supply reliability, adequacy of water treatment facilities and distribution systems, and the potential for consolidation and acquisition.

    In 1998 CPS reports were completed for the Newburgh, Wabash and Jefferson/New Albany systems in Indiana; the Ashtabula, Lawrence County, Mansfield, Marion and Tiffin systems in Ohio; and the Brownsville, Clarion, Mechanicsburg, Susquehanna County and Warren systems in Pennsylvania. Studies are underway for utility subsidiaries in Arizona, California, Hawaii, Indiana, New Hampshire, New Jersey and Tennessee. These ongoing studies will encompass 34 service areas. In addition to the Company's CPS program, engineering planning focused on technical analysis to support regional water supply projects and acquisitions.


ACQUISITIONS OF UTILITY SYSTEMS

In addition to the investment of capital in facilities which are essential to high quality reliable water service, the Company and its subsidiaries continue to search for opportunities to acquire water and wastewater systems that represent the prospect for enhanced shareholder value.

    We began 1998 with 15 acquisitions that were awaiting regulatory approval. During the year, contract negotiations for 30 more acquisitions were completed. Of the total 45 transactions, 22 were finalized during 1998, adding approximately 26,700 new customers to utility subsidiaries in Illinois, Indiana, Kentucky, New Jersey, Pennsylvania and West Virginia, and at the new utility subsidiary, Hawaii-American. Hawaii-American, a suburban Honolulu wastewater utility, was acquired for $17.3 million from a subsidiary of the Kemper Corporation.

    There are 23 pending acquisitions for which agreements have been signed, including National Enterprises Inc. (NEI), a privately owned holding company with operations primarily in the water utility business. For more information about NEI please refer to Note 3 of Notes to Financial Statements on page 50 of this report. The acquisition of NEI is the largest water utility acquisition in the United States. NEI provides water utility service to more than 500,000 customers in Illinois, Indiana, Missouri and New York. NEI has annual revenues of


CONSTRUCTION EXPENDITURES BY CATEGORY
(000)                                    1998       1997       1996       1995       1994
=========================================================================================
Water plant
  Sources of supply                  $ 18,389   $ 16,725   $ 10,798   $ 18,156   $ 11,511
  Treatment and pumping               107,986     95,709     77,071    125,350     82,700
  Transmission and distribution       150,280    131,835    107,145    110,600    108,929
  Services, meters and fire hydrants   63,678     58,349     47,946     45,835     40,506
  General structures and equipment     48,589     45,170     29,029     29,602     20,703
Wastewater plant                        3,262      4,649      1,805      1,219      1,390
-----------------------------------------------------------------------------------------
                                     $392,184   $352,437   $273,794   $330,762   $265,739
                                     ====================================================

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



[ID - PHOTO]
FROM LEFT ARE JOHN S. YOUNG, JR., VICE PRESIDENT ENGINEERING, AMERICAN WATER WORKS SERVICE COMPANY, INC.; GERALD C. SMITH,
VICE PRESIDENT, AMERICAN WATER WORKS COMPANY, INC. AND
SENIOR VICE PRESIDENT, AMERICAN WATER WORKS SERVICE COMPANY, INC.; AND RICHARD H. MOSER, VICE PRESIDENT WATER QUALITY, AMERICAN
WATER WORKS SERVICE COMPANY, INC.


approximately $180 million and net income of approximately $19 million.
An agreement in principle for American Water Works to acquire NEI was reached on October 13, 1998. A definitive agreement for the acquisition was signed on February 12, 1999. The NEI acquisition, along with the other 22 acquisitions for which signed agreements are in hand, will add over 1.7 million people to the more than 7 million people served by the utility subsidiaries of the Company.


CONDEMNATIONS OF UTILITY SYSTEMS

The mayor of the city of Chattanooga, Tennessee has publicly expressed an intent to acquire Tennessee-American Water Company, a utility subsidiary providing water utility service in Chattanooga and surrounding areas in both Tennessee and Georgia. In response, Tennessee-American has publicly stated the company is not for sale. The mayor has received authorization from the Chattanooga city council to proceed with the acquisition and the council has appropriated approximately $750,000 to pay for the costs of the condemnation. The mayor has also said he expects 12 to 18 months will be required to complete the condemnation.

    In Peoria, Illinois, the city has begun a feasibility study of acquiring the Peoria operations of Illinois-American Water Company. The city desires to use a buy-out provision in a franchise agreement dating back to 1889. The management of Illinois-American has made it clear that the water utility operations are not for sale. Also, Illinois-American has asked the St. Clair County Court to declare the buy-out provision invalid. The resolution of this matter is expected to take at least 6 months.

    Tennessee-American and Illinois-American are both prepared to vigorously oppose these condemnations because they are not in the best long-term interests of the customers.


CONTRACT OPERATIONS

The mission of AmericanAnglian Environmental Technologies, L.P. (AAET) is to provide wastewater and water utility operational and management services to clients in the United States on an unregulated basis. The joint venture will also invest in wastewater treatment infrastructure and non-regulated water facilities.

    The current market for contract services to government-owned water and wastewater utility systems is approximately $1 billion in annual revenues. That market is expected to grow at a rate of 15 to 20 percent for the foreseeable future. Major domestic and international water and wastewater service firms have entered this market and have made it extremely competitive.

    The plan for the joint venture contemplates a concerted effort to make AAET a key participant in this rapidly growing sector of the business. The joint venture employs a disciplined approach that draws on the expertise available within its affiliated organizations. Target measures of growth and profitability have been established to guide these efforts. Although margins are comparatively low in this business segment, capital requirements are minimal.

    In 1998, the AAET joint venture successfully obtained operations contracts that included a wastewater service contract


[ID - GRAPHIC.  GRAYSCALE MAPS OF FOUR STATES]
PENDING AMERICAN WATER WORKS COMPANY ACQUISITION OF NATIONAL ENTERPRISES, INC. SUBSIDIARIES, THE LARGEST WATER UTILITY ACQUISITION IN THE UNITED STATES.

[] INDIANA-AMERICAN
   WATER COMPANY
   Wabash County
   Howard County
   Montgomery County
   Hamilton County
   Madison County
   Delaware County
   Wayne County
   Vigo County
   Johnson County
   Shelby County
   Sullivan County
   Jackson County
   Warrick County
   Floyd County
   Clark County

[] NORTHWEST INDIANA
   WATER COMPANY
   Lake County
   Porter County

[] ILLINOIS-AMERICAN
   WATER COMPANY
   Peoria County
   Tazewell County
   Jersey County
   Madison County
   Bond County
   St. Clair County
   Monroe County

[] NORTHERN ILLINOIS
   WATER COMPANY
   Champaign County
   Livingston County
   La Salle County
   Whiteside County

[] NEW YORK-AMERICAN WATER COMPANY
   Westchester County

[] LONG ISLAND WATER CORPORATION
   Nassau County

[] MISSOURI-AMERICAN
   WATER COMPANY
   Buchanan County
   Platte County
   Clarion County
   Audrain County
   Johnson County
   St. Charles County

[] ST. LOUIS COUNTY
   WATER COMPANY
   St. Louis County
   St. Louis City
   Jasper County

[] TERRITORIES OF AMERICAN WATER WORKS UTILITY SUBSIDIARIES
[] TERRITORIES OF NEI UTILITY SUBSIDIARIES

---------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



[ID - PHOTO WITH CAPTION]
FROM LEFT ARE ROBERT D. SIEVERS, COMPTROLLER, AMERICAN WATER WORKS COMPANY, INC. AND VICE PRESIDENT AND COMPTROLLER, AMERICAN WATER WORKS SERVICE COMPANY, INC; AND WILLIAM M. PISZKER, VICE PRESIDENT, INFORMATION SYSTEMS, AMERICAN WATER WORKS SERVICE COMPANY, INC.


with Danville, Virginia, and a water service contract with Cohasset, Massachusetts. At year end, the joint venture had secured 33 water and wastewater contracts with government agencies in Indiana, Massachusetts, New York, North Carolina, Pennsylvania and Virginia.


RESULTS OF OPERATIONS

The Company's experience in assessing the impact of inflation on its business indicates that with timely rate increases authorized by regulators, revenue will likely keep pace with inflation. Inflation did not significantly impact the Company's financial position or results of operations in 1996 through 1998, and it is not expected to materially affect 1999 results.


OPERATING REVENUES
(000)                             1998          1997          1996
==================================================================
Water service               $  996,992      $939,290      $879,268
Wastewater service              20,820        14,909        15,378
------------------------------------------------------------------
                            $1,017,812      $954,199      $894,646
                            ======================================


CONSOLIDATED OPERATING REVENUES

Revenues in 1998 totaled $1.018 billion and were 7% above those for 1997, reflecting increased sales volume due to customer growth, acquisitions and rate increases authorized for various subsidiaries in 1998 and the latter part of 1997. The volume of water sold increased 1% to
257.1 billion gallons in 1998 compared with 1997.

    Rate authorizations adjusted the water service rates in effect for six utility subsidiaries during 1998. These authorizations are expected to increase annual revenues by $10.2 million. Operating revenues for 1998 included approximately $2.7 million which resulted from these rate orders.

    One rate adjustment has been authorized for a utility subsidiary so far in 1999 which will generate approximately $1.0 million of additional annual revenues. Four applications requesting additional annual revenues of $35.8 million are awaiting regulatory decisions. The largest of these, the New Jersey-American rate case, was originally filed requesting $29.9 million. Since the filing, a number of issues have been resolved and amounts have been updated for known and measurable changes. As a result, the Company's currently requested revenue increase is $18.5 million.

    Revenues of $954.2 million in 1997 were 7% above those for 1996.
Twelve utility companies received rate orders in 1997, authorizing increases in annual revenues aggregating $53.3 million. Operating revenues for 1997 included approximately $12.9 million which resulted from these rate orders. The 255.7 billion gallons of water sold in 1997 was a 3% increase compared to 1996.

    On February 16, 1996, Pennsylvania-American Water Company acquired water utility operations serving 400,000 people in northeastern Pennsylvania from Pennsylvania Gas and Water Company for $409.4 million.
On October 2, 1997, the Pennsylvania Public Utility Commission approved a settlement in a rate proceeding designed to produce additional annual revenues of $27.5 million. An important aspect of this rate proceeding was the recognition of Pennsylvania-American's acquisition of the water service assets in northeastern Pennsylvania. The northeastern Pennsylvania acquisition increased operating revenues by $7.4 million and added 1.8 billion gallons of water sales volume in 1997, compared to 1996.



PERCENTAGE OF WATER REVENUES BY CUSTOMER CLASS
                                1998          1997          1996
================================================================
Residential                    57.7%         58.2%         58.0%
Commercial                     22.1%         22.1%         22.4%
Industrial                      6.8%          6.7%          7.1%
Public and other               12.3%         12.0%         11.6%
Other water revenues            1.1%          1.0%           .9%
----------------------------------------------------------------
                              100.0%        100.0%        100.0%
                              ==================================

RESIDENTIAL

Residential water service revenues in 1998 amounted to $575.3 million, an increase of 5% over those for 1997. This 1998 revenue improvement followed an increase of 7% in 1997. The volume of water sold to residential customers increased slightly in 1998 to 124.4 billion gallons. The average unit price of residential water increased by 5% in 1998 and by 4% in 1997.


COMMERCIAL

Revenues from commercial customers in 1998 rose by 6% to $220.4 million, following an increase of 5% in 1997.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



Commercial customers purchased 65.4 billion gallons of water in 1998, 1% more than in 1997. The average unit price of water increased by 5% in 1998, up from a 3% increase in 1997.


INDUSTRIAL

Industrial water use of 36.6 billion gallons in 1998 was 1% higher than in 1997. Revenues from industrial sales in the amount of $67.5 million were 6% above those recorded in 1997 due to a 5% increase in the average unit price of water. In 1997, revenues from industrial sales were 2% above those for 1996 due to a 1% increase in the average unit price of water.


PUBLIC AND OTHER

Public and other revenues in 1998 increased by 9% to $122.4 million following an increase of 11% in 1997. Revenues derived from municipal governments for fire protection services and customers requiring special private fire service facilities totaled $46.4 million in 1998, exceeding 1997 revenue from these customers by 6%. The 30.6 billion gallons of water sold to governmental entities and resale customers was 1% greater than the quantities sold in 1997. Revenues generated by these sales totaled $76.0 million and exceeded 1997 revenues by 10%.


PERCENTAGE OF WATER SALES (GALLONS) BY CUSTOMER CLASS
                                1998          1997          1996
================================================================
Residential                    48.4%         48.6%         48.5%
Commercial                     25.4%         25.3%         25.7%
Industrial                     14.3%         14.2%         14.6%
Public and other               11.9%         11.9%         11.2%
----------------------------------------------------------------
                              100.0%        100.0%        100.0%
                              ==================================


WASTEWATER SERVICE REVENUES

Utility subsidiaries provided wastewater service in Hawaii and to portions of the Company's service areas in New Jersey, Pennsylvania, Missouri, West Virginia, Kentucky and Indiana. Revenues from these services amounted to $20.8 million in 1998, compared with $14.9 million in 1997 and $15.4 million in 1996. The Hawaii acquisition increased 1998 wastewater service revenues $4.7 million beginning with operations in April.


OPERATING EXPENSES
(000)                              1998          1997          1996
===================================================================
Operation and
  maintenance expenses         $445,334      $428,779      $425,170
Depreciation and amortization   119,725       103,660        93,413
General taxes                    92,845        87,860        82,017
-------------------------------------------------------------------
                               $657,904      $620,299      $600,600
                               ====================================


CONSOLIDATED OPERATING EXPENSES

Operating expenses in 1998 increased by 6% to $657.9 million, following a 3% increase in 1997.

    Operation and maintenance expenses totaled $445.3 million in 1998, 4% higher than in 1997. These expenses had increased by 1% in 1997.

    Associate-related costs, representing 44% of operation and maintenance expenses, increased by 2% in 1998 after a decrease of 1% in 1997.

    The primary components of associate-related costs are wage and salary expenses, which were up 1% to $159.2 million in 1998 following a 3% increase in 1997. The number of associates employed at year-end totaled 4,063, which was slightly above the employment level of 4,034 at the close of 1997 and approximately equal to the 4,065 associates at the end of 1996.

    Group insurance expense, which includes the cost of providing current health care and life insurance benefits as well as the expected cost of providing postretirement benefits, increased by 6% to $32.2 million in 1998 after a 12% decrease in 1997. The 1998 increase reflects recognition of previously deferred postretirement benefit costs. The 1997 decrease is the result of favorable claims experience in addition to health care expenses being moderated by cost containment measures. In 1996, the Company implemented plan revisions that encourage plan participants to take advantage of a managed care plan option. Associates and early retirees not selecting the managed care plan option are required to make additional contributions.

    Pension expense increased by 33% in 1998 to $4.4 million following a 42% decrease in 1997. Pension cost is deferred by certain subsidiaries when it is probable such costs will be recovered in future water service rates as contributions are made to the plan. There were no cash contributions in 1998 or 1997. Cash contributions of $4.3 million were made to the pension plan in 1996. The increased expense in 1998 reflects higher supplemental pension plan expense. Pension expense declined in 1997 reflecting the decrease in contributions resulting from the plan reaching fully funded status.


OPERATION AND MAINTENANCE EXPENSES
(000)                              1998          1997          1996
===================================================================
Associate-related costs        $195,845      $191,505      $193,798
Fuel and power                   36,781        36,603        34,654
Purchased water                  43,182        44,661        45,069
Chemicals                        18,401        16,940        17,693
Waste disposal                   14,866        14,167        14,145
Maintenance materials
  and services                   28,551        26,761        24,559
Operating supplies and services  72,576        63,091        60,626
Customer billing and accounting  21,648        22,067        19,998
Other                            13,484        12,984        14,628
-------------------------------------------------------------------
                               $445,334      $428,779      $425,170
                               ====================================


    Expenses associated with the collection, treatment, and pumping of water include the cost of fuel and power, water purchased from other suppliers, chemicals for water treatment and purification, and waste disposal. These costs increased by 1% in 1998 after a 1% rise in 1997.

    The unit cost of water produced increased less than 1% in 1998 and decreased 3% in 1997.

---------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



    Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, increased by 7% in 1998 following a 9% increase in 1997.

    Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment rental charges. These costs increased by 15% in 1998 after a 4% increase in 1997. Customer billing and accounting expenses decreased by 2% in 1998 and increased by 10% in 1997. Billing costs increased in 1997 because of a change from quarterly to monthly billing in several service areas.

    Other operation and maintenance expenses include regulatory costs and system-wide casualty and liability insurance premiums. These expenses increased by 4% in 1998 after decreasing by 11% in 1997. Regulatory costs vary from year-to-year because of changing levels of rate case activity and different amortization periods for these costs. Casualty insurance premiums fluctuate as a result of claims experience.

    Depreciation and amortization increased by 15% in 1998 and 11% in 1997. The higher depreciation expense in both years was primarily due to growth in utility plant in service.

    General taxes, which include gross receipts, franchise, property, capital stock, payroll and other taxes, increased by 6% in 1998 after a 7% rise in 1997.

    Gross receipts and franchise taxes, which are a function of revenues, increased by 5% in 1998. Property and capital stock taxes are assessed on the basis of tax values assigned to assets and capitalization. These taxes in 1998 were 6% above those in 1997 due to higher property values and tax rate increases.


CONSOLIDATED OTHER INCOME AND INCOME DEDUCTIONS

The total allowance for funds used (equity and borrowed) during construction recorded in 1998 was $15.3 million, which was 30% higher than the $11.8 million recorded in 1997. The 1998 increase was the result of the construction of new water service assets. The utility subsidiaries record an allowance for funds used (equity and borrowed) during construction to the extent permitted by the regulatory authorities.

    Interest expense rose 6% to $154.3 million in 1998 compared to 1997. This expense had increased by 7% in 1997. The increases in 1998 and 1997 can be attributed primarily to an increase in total debt to fund the construction of new water service assets.

    Gains of $.8 million and $1.8 million on the dispositions of property are included in other income in 1998 and 1996, respectively.


CONSOLIDATED INCOME TAXES

Income taxes increased by 12% in 1998, following a 17% increase in 1997. The 1998 and 1997 increases in income taxes are due to higher taxable income and the reversal of flow-through differences primarily relating to depreciation. Details regarding the components of the total amount of state and federal income taxes, and a reconciliation of statutory to reported income tax expense are included in Note 11 to the financial statements.


SUMMARY OF TAXES
(000)                                   1998          1997          1996
========================================================================
Gross receipts and franchise taxes  $ 39,352      $ 37,580      $ 35,684
Property and capital stock taxes      37,460        35,466        31,971
Payroll taxes                         12,486        12,433        12,060
Other general taxes                    3,547         2,381         2,302
State income taxes                    12,219        10,269         9,227
Federal income taxes                  71,093        64,444        54,601
------------------------------------------------------------------------
                                    $176,157      $162,573      $145,845
                                    ====================================


CONSOLIDATED NET INCOME

Consolidated net income in 1998 totaled $131.0 million, a 10% increase over net income in 1997. Consolidated net income in 1997 was 17% above that recorded in 1996.

    Consolidated net income to common stock of $127.1 million in 1998 increased by 10% over the amount reported in 1997. Consolidated net income to common stock totaled $115.1 million in 1997 and was 18% above that reported for 1996.


CAPITALIZATION
                            COMMON    PREFERRED     LONG-TERM
(000)                       EQUITY        STOCK          DEBT
=============================================================
Company
  1998                  $1,239,174      $51,673    $  236,650
  1997                   1,142,416       51,673       116,461
  1996                   1,057,874       51,673       116,136
  1995                     818,939       51,673       131,064
  1994                     733,440       51,673       131,071
-------------------------------------------------------------
Utility Subsidiaries
  1998                  $1,451,599      $47,121    $1,886,197
  1997                   1,313,674       47,697     1,742,544
  1996                   1,212,238       49,048     1,619,948
  1995                     953,718       50,325     1,260,389
  1994                     855,961       51,738     1,251,101
-------------------------------------------------------------
Consolidated
  1998                  $1,239,174     $ 97,089    $2,159,332
  1997                   1,142,416       97,663     1,895,914
  1996                   1,057,874       99,012     1,773,538
  1995                     818,939      100,287     1,428,970
  1994                     733,440      101,698     1,381,972
-------------------------------------------------------------


CAPITALIZATION RATIOS
                            COMMON    PREFERRED     LONG-TERM
                            EQUITY        STOCK          DEBT
=============================================================
Company
  1998                         81%           3%           16%
  1997                         87%           4%            9%
  1996                         86%           4%           10%
  1995                         82%           5%           13%
  1994                         80%           6%           14%
-------------------------------------------------------------
Utility Subsidiaries
  1998                         43%           1%           56%
  1997                         42%           2%           56%
  1996                         42%           2%           56%
  1995                         42%           2%           56%
  1994                         40%           2%           58%
-------------------------------------------------------------
Note: Long-term debt includes amounts due within one year.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



[ID - PHOTO WITH CAPTION]
FROM LEFT ARE EDWARD D. VALLEJO, TREASURER, AMERICAN WATER WORKS SERVICE COMPANY, INC.; THOMAS G. MCKITRICK, VICE PRESIDENT INVESTOR RELATIONS, AMERICAN WATER WORKS SERVICE COMPANY, INC.; AND JOSEPH F. HARTNETT, JR., TREASURER, AMERICAN WATER WORKS COMPANY, INC. AND VICE PRESIDENT FINANCE, AMERICAN WATER WORKS SERVICE COMPANY, INC.



LIQUIDITY AND CAPITAL RESOURCES

Internal sources of cash flow are provided by retention of a portion of earnings, amortization of deferred charges, deferral of taxes and depreciation expense. Internal cash generation is influenced by weather patterns, economic conditions and the timing of rate relief. When internal cash generation is not sufficient to meet corporate obligations on a timely basis, external sources of funds are utilized. The availability and cost of external cash reflect the consistency and reliability of earnings. External sources of cash consist of short-term bank loans, the sale of securities -- bonds, preferred stock and common stock -- as well as advances and contributions from developers.


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

    On July 15, 1998 the Company issued $120 million in debentures to institutional investors. The proceeds from the financing were used to reduce short-term bank loans and to take advantage of extremely attractive interest rates available to corporate issues at the time. The Series D debentures were sold at face value with an average coupon rate of 6.26% and an average life of 4.2 years.

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

    The Company's Dividend Reinvestment and Stock Purchase Plan allows shareholders and customers of the utility subsidiaries to purchase up to $5,000 of common stock each month directly from the Company at a 2% discount from the then prevailing market price. Common dividends in the amount of $7.4 million were reinvested during 1998, which resulted in the issuance of 249,250 new shares of common stock. Proceeds received from optional cash purchases of 600,036 new shares of common stock totaled $18.0 million in 1998. Another 95,499 shares of common stock were issued in connection with the Employees' Stock Ownership Plan, 70,450 shares were issued in connection with the Long-Term Performance-Based Incentive Plan, and 193,943 shares of common stock were issued in connection with a 401(k) Savings Plan for Employees in return for cash contributions from associates totaling $3.1 million and Company contributions with a value of $2.7 million.

    The Company invested a total of $102.5 million in common stock of subsidiaries during 1998. It also increased its equity investment in subsidiaries by $38.5 million from the earnings retained by them.

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


THE SUBSIDIARY COMPANIES

Utility subsidiary companies fund construction programs and supplement cash flow by borrowing from banks under individual credit lines established annually. Ample credit lines are available to provide funds needed for 1999 construction requirements and to maintain bank borrowings not yet refinanced on a long-term basis. Bank borrowings are

---------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



repaid with the proceeds obtained from selling bonds and preferred stock either publicly or to institutional investors on a private placement basis, and selling common stock to the Company. Security offerings are made when they are of marketable size, meet indenture and charter requirements and can compete successfully in the capital market. In order to compete successfully, the individual company must have exhibited satisfactory earnings. Capitalization and dividend payout ratios are maintained within a range found acceptable for investor-owned water companies.

    During 1998, ten subsidiaries issued $95.2 million of mortgage bonds at interest rates between 6.31% and 7.48%. Three subsidiaries issued tax-exempt debt totaling $75.5 million at interest rates between 5.0% and 5.25%. Proceeds from the sale of the bonds were used to repay bank loans, fund construction programs, and to refinance existing debt.

    Aggregate bank borrowings of subsidiaries at year-end 1998 amounted to $88.6 million compared to $75.3 million at year-end 1997. During 1998, subsidiaries made mandatory payments to sinking funds in amounts adequate to retire $29.3 million of debt and redeem $2.4 million of preferred stocks.

    The subsidiary companies plan to fund construction programs, continue acquisitions and repay bank borrowings and maturing bonds with the issuance of approximately $157 million of long-term debt and $64 million of common stock to the Company in 1999. The combined amount of subsidiary bank borrowings and bonds maturing within one year is expected to increase by approximately $65 million in 1999. A discussion of the subsidiary companies' capital spending programs begins on page 24.


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

    Commissions range in size from three to seven members. The commissioners in Arizona are elected by the voting public. The three directors of the Tennessee Regulatory Authority are appointed by the Governor, the Speaker of the Senate, and the Speaker of the House of Representatives. In Virginia, members of the State Corporation Commission are elected by a joint vote of the two houses of the general assembly. A new state regulatory commission in New Mexico has been formed and implemented as of January 1, 1999 consisting of five popularly elected Commissioners from separate districts. All other state commissioners regulating subsidiaries are appointed by the governors of the respective states and usually require approval by the state legislature. The background of the individuals serving in these important utility regulatory commissioner positions covers a broad spectrum.

    Economic regulation deals with many competing, if not conflicting, public pressures. Rate adjustments normally are initiated by the utility entity. Public hearings, which are basically financial fact-finding sessions, are conducted. The


MARKET RISK

The Company is exposed to market risk, including changes in interest rates, certain commodity prices and equity prices. The exposure to changes in interest rates is a result of financing through the issuance of fixed-rate preferred stocks and long-term debt. The following table provides the principal amounts by period of maturity and the weighted average effective interest rate for all such obligations outstanding in the period for the Company's obligations that are sensitive to interest rate changes.

INTEREST RATE RISK
                                                                                                            Fair Value at
(000)                            1999      2000       2001       2002       2003   Thereafter        Total  Dec. 31, 1998
=========================================================================================================================
Fixed-rate long-term debt,
  including current portion   $52,643   $36,784   $157,232   $143,271   $204,666   $1,562,620   $2,157,216     $2,382,822
Average interest rate           7.29%     7.24%      7.21%      7.21%      7.21%        7.16%
Fixed-rate preferred stocks
  with mandatory redemption
  requirements                $ 3,198   $41,031   $    956   $    788   $    704   $   32,484   $   79,161     $   86,812
Average interest rate           8.11%     8.16%      8.06%      8.10%      8.13%        8.14%

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



purpose of this process is to set rates for service which ensure the financial viability of the utility entity while ensuring that customers receive high quality service at reasonable cost. A rate case focuses on four areas:

o The amount of investment in facilities which provide public service

o The operating costs associated with providing that service

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

    The utility subsidiaries aggressively pursue various methods of offsetting the adverse financial impact of regulatory lag. Certain subsidiaries have received rate orders allowing recovery of interest and depreciation expense related to the interim period from the time a major construction project was placed in service until new rates reflecting the cost of the project went into effect. Several subsidiaries also now recover in rates a return on utility plant before it is in service instead of capitalizing an allowance for funds used during construction.

    Additionally, utility subsidiaries with multiple operating districts within a state have pursued single tariff pricing. This is a concept that sets identical rates for service throughout the service territory. It allows simplification of customer service operations. This concept also reduces the complexity of rate proceedings. It also permits flexibility in timing of utility subsidiary financing. Single tariff pricing is now in effect in Connecticut, Illinois, Missouri, New Jersey, Ohio, Pennsylvania and West Virginia

    During the past year, six subsidiaries were authorized by regulatory commissions to increase rates for service by an annual amount of $10.2 million. In most of these decisions, the primary factor for these price increases was to reflect a return on the investment made in the essential water service facilities.

    In Ohio, West Virginia and New York, rate awards were granted under three phase rate case procedures permitted in those states. The three phase rate case format is designed to allow the utility subsidiary to earn a return on new investments or recover increased expenses without the need to file and process a complete rate case. This not only benefits the utility subsidiary with more timely recognition of investments and recovery of increased expenses, but it benefits the customer through reduced rate case expenses.

    The third step of a three phase rate case was placed into effect on October 1, 1998 for Ohio-American Water Company. This case was originally filed in 1995. As can be seen from the table below there has been a rate adjustment each year under this methodology. Ohio-American is the only utility in Ohio utilizing this methodology.

    West Virginia-American Water Company received two rate increase authorizations during 1998. The first one was the third phase of a three phase rate proceeding begun in 1995, similar to Ohio-American's. The second order for a rate increase was received on December 31, 1998 as the result of a full rate filing. The December 31, 1998 rate award is the first of three steps for this case as well. Two more increases will be awarded on January 1 of each of the years 2000 and 2001.

    New York-American Water Company received a rate increase authorization on August 1, 1998. This authorization is the first phase of a three step rate proceeding. Two more increases will be awarded on August 1 of each of the years 2000 and 2001.


ADDITIONAL ANNUAL REVENUES AUTHORIZED BY RATE DECISIONS
(000)                         1998          1997          1996
==============================================================
Arizona                    $    --       $   739       $    --
California                      --         1,354         3,556
Connecticut                     --            --         1,899
Illinois                        --         7,301           999
Indiana                         --         6,101         2,636
Iowa                         1,836            --            --
Kentucky                        --         1,050         1,515
Maryland                        --            31           202
Massachusetts                   --            --         5,376
Michigan                        80            --            --
Missouri                        --         2,707            --
New Jersey                      --         2,157        39,486
New Mexico                     790            --            --
New York                       440            --            --
Ohio                           733           952         1,106
Pennsylvania                    --        27,450            --
Tennessee                       --            --         1,405
Virginia                        --           717            --
West Virginia                6,287         2,698         4,704
--------------------------------------------------------------
                           $10,166       $53,257       $62,884
                           ===================================


    Massachusetts-American water customers will begin seeing an annual credit with a 9-year duration on their water bills beginning in 1999. The credit represents a pass-through of financial assistance made available by the Massachusetts Water Pollution Abatement Trust to mitigate the cost of a new water treatment facility in Hingham.

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

    All environmental regulations promulgated under these statutes are adopted by the United States Environmental Protection Agency (EPA). As part of the regulatory development process, EPA solicits comments, and the American Water System regularly provides technical advice regarding proposed regulations. Its broad operating experience and current research effort afford the American Water System the unique opportunity to assist EPA in developing the most practical regulation possible. EPA has been working on several regulations, such as more stringent microbial control, more extensive limits for disinfection by-products, limits for arsenic and radon, and disinfection of ground waters.

    During 1998, EPA implemented several new regulations. The Consumer Confidence Reports regulation was finalized, which requires that an annual report of water quality be sent to each customer detailing the quality of the water being distributed to them. This detailed reporting must be initiated by all water utilities by October, 1999. Plans have been made for the utility subsidiaries to issue the first Consumer Confidence Reports in the spring of 1999. The Interim Enhanced Surface Water Treatment rule was finalized in 1998. This regulation requires lower turbidity in filtered surface water than had previously been required. All surface water treatment plants operated by the Company's utility subsidiaries already meet the requirements of this rule. The final stage one Disinfection By-Product (DBP) rule requires a lower trihalomethane level in finished water and initiates specific limits on certain compounds. Full compliance is required by 2001. Approximately 85% of the utility subsidiaries' water systems already meet this rule, and the balance of the systems should be brought into compliance during 1999.

    When Congress amended the Safe Drinking Water Act in 1996, it required EPA to proceed with all these regulations and more. For the first time, the Safe Drinking Water Act provides funding for improvements to water quality, forces EPA to better protect drinking water sources of supply from contamination, requires development of a national water plant operator certification program and prohibits non-viable water systems from going into business. The American Water System supported these provisions and welcomes changes that improve service to customers and protect public health.

    As these new regulations go into effect, it is clear that the use of chlorine as a disinfectant in water treatment will continue to be modified. EPA is promoting less use of chlorine because of the potential for DBPs, which result from the use of chlorine, to be toxic. However, in most cases, EPA also desires greater disinfection to better protect against a waterborne disease outbreak due to microbes that are not easily disinfected. For many utilities, both objectives could be reached by using a different disinfectant, such as ozone. However, ozone also creates some toxic by-products. Use of membrane filtration processes, such as reverse osmosis, can attain both objectives, but the cost is very high. So all water utilities will be faced with balancing microbial risk with chemical risk while holding down treatment costs, both capital and operating. Clearly the future is for less chlorine, but for many utilities, by-product limits can be reached without the need for ozone or some other very capital-intensive technology.

    Research has continued to focus on the most important topics to public health. Cryptosporidium research has concentrated on developing better test methods, better understanding of disinfection and removal efficiencies, and monitoring the occurrence around the American Water System. Viruses also have been a major topic of study, as the Company is performing a very important investigation for the industry and EPA by looking for viruses in numerous groundwaters around the country, and correlating that data to geology and distance to contaminant sources as possible vulnerability measures, which will be the basis for EPA's regulation in a few years.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



    The responsibility for implementing and enforcing the regulations promulgated by EPA rests with the individual states. In some instances, state regulations have established standards that are more demanding than the federal standards.

    American Water Works water utility subsidiaries are aggressively pursuing the standards set for The Partnership for Safe Water. This partnership is a voluntary cooperative effort between the EPA, American Water Works Association, state health officials and other drinking water organizations, and over 186 surface water utilities representing 245 water treatment plants throughout the United States. The Partnership's goal is to provide a new measure of safety to millions of Americans by implementing prevention programs where legislation or regulation does not exist. The preventative measures are based around optimizing treatment plant performance and thus increasing protection against microbial contamination in America's drinking water supply.

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

    The Company utilizes numerous computerized systems and date sensitive devices in its operations. If some of these key systems and devices are not ready for the Year 2000 there will likely be adverse effects on the Company's business, results of operations, and financial condition. The Company is also dependent on third parties that supply important materials and services such as water treatment chemicals, electric power for pumps and the processing of customer payments. The failure of some of these third parties to be Year 2000 compliant on a timely basis would also have an adverse effect on the Company. The Company has assigned a very high priority to its Year 2000 compliance efforts, and considerable progress has been made. These efforts are expected to be substantially completed in the second quarter of 1999.

    An inventory of all important computer programs and devices with embedded technology has been prepared for each utility subsidiary. Those inventories are being used to track the status of any necessary upgrades or replacements, and to log the results of testing by Company personnel to ensure that all important systems are in fact Year 2000 compliant. In some instances work on other information technology projects has been delayed because of Year 2000 remediation projects, but these delays are not expected to have a significant impact on the Company's operations.

    Because the Company is particularly dependent on its computerized financial, customer service and treatment plant automation systems, those systems are the primary areas in which Year 2000 efforts are focused.

    The Company is currently implementing two new software packages for financial and customer service applications that are Year 2000 compliant. Although the decision to purchase and implement this software was based on an analysis of all of the Company's current and future systems requirements, once the decision was made, these projects became a key part of the Company's Year 2000 compliance plan. The enterprise software for financial applications is already in use by many of the utility subsidiaries, and implementation and testing is expected to be completed during the first half of 1999. The new customer service software is currently being used by two of the Company's subsidiaries, and an additional subsidiary is expected to begin using the new software in 1999. Implementation of the new customer service software will continue beyond 1999, so the customer service software currently used by most of the subsidiaries is also being made Year 2000 compliant. All of the utility subsidiaries are expected to have Year 2000 compliant customer service software by the middle of 1999. In conjunction with these two projects, midrange and personal computers have been upgraded with hardware and operating systems that are Year 2000 compliant.

    Many of the Company's water treatment plants utilize automation systems that are controlled by personal computers. These systems are being tested and upgraded if necessary, and that work has been completed at most facilities. The Company's production and distribution facilities also utilize many pieces of equipment with embedded microcontroller chips.
These chips, which may be time/date sensitive, are an integral part of critical operating equipment. Much of this equipment cannot be field tested to evaluate Year 2000 compliance, so the Company has developed a systematic approach to identify and resolve this issue that is expected to be completed during the first quarter of 1999. As a contingency, the Company's production and distribution facilities can be operated manually in the event of an internal Year 2000 related failure.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



    In addition to the work being done on the Company's internal systems, interfaces used to exchange information with banks and other entities are being tested to ensure Year 2000 compliance. And where feasible, plans are being formulated to minimize the impact of problems outside parties may have in providing supplies and services.

    The cost of the new financial and customer service software, implementation consulting services, and the cost of upgrading and replacing computers and other equipment will be capitalized by the utility subsidiaries and included in future rate increase requests. The total cost of these Year 2000 related capital projects is expected to be approximately $45 million, of which approximately $35 million has been incurred to date. Costs for specific Year 2000 remediation projects will be charged to expense unless they meet the requirements for deferral as regulatory assets. However, current period expenses are not expected to be materially different from the usual ongoing level of information systems related expenses.


NEW ACCOUNTING STANDARDS

In 1998, the Company adopted Statement of Financial Accounting
Standards No. 130 "Reporting Comprehensive Income" (SFAS 130), Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131) and Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits (SFAS 132) that were issued by the Financial Accounting Standards Board. None of these new accounting standards will have any effect on the Company's financial position or results of operations as they require only changes or additions to current disclosure requirements.

    SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The adoption of SFAS 130 did not require additional reporting because the Company has no charges or credits that are to be reported as "other comprehensive income."

    SFAS 131 establishes standards for reporting information about operating segments based upon products and services, geographic areas and major customers. The adoption of SFAS 131 did not require additional reporting as the Company's utility subsidiaries represent similar entities offering substantially identical services to similar customers.

    SFAS 132 revises and standardizes employers' disclosures about pension and other postretirement benefit plans required by SFAS No. 87 "Employers' Accounting for Pensions," SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106 "Employers' Accounting for Postretirement Benefits other than Pensions," but does not change the measurement or recognition of those plans.


FORWARD LOOKING INFORMATION

Forward looking statements in this report, including, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from advertising and promotional efforts; existence of adverse publicity or litigation; changes in business strategy or plans; quality of management; availability, terms and development of capital; business abilities and judgment of personnel; changes in, or the failure to comply with governmental regulations; Year 2000 issues; and other factors described in filings of the Company with the SEC. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------






---------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
AMERICAN WATER WORKS COMPANY, INC.


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and retained earnings, of cash flows, of capitalization and of common stockholders' equity of American Water Works Company, Inc. and Subsidiary Companies and the accompanying balance sheet and the related statements of income and retained earnings and of cash flows of American Water Works Company, Inc., present fairly, in all material respects, the consolidated financial position of American Water Works Company, Inc. and Subsidiary Companies and the financial position of American Water Works Company, Inc. at December 31, 1998 and 1997, and the consolidated results of operations and cash flows of American Water Works Company, Inc. and Subsidiary Companies for each of the three years in the period ended December 31, 1998, and the results of operations and cash flows of American Water Works Company, Inc. for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania

February 2, 1999, except as to
Note 16 which is as of February 4, 1999

---------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
(Dollars in thousands)


At December 31,                                           1998         1997
===========================================================================
ASSETS
Property, plant and equipment
  Utility plant -- at original cost less
    accumulated depreciation                        $4,041,819   $3,713,390
  Utility plant acquisition adjustments, net            54,739       58,976
  Nonutility property, net of accumulated
    depreciation                                        32,217       32,942
  Excess of cost of investments in subsidiaries
    over book equity at acquisition, net                24,431       22,745
---------------------------------------------------------------------------
                                                     4,153,206    3,828,053
---------------------------------------------------------------------------

Current assets
  Cash and cash equivalents                             39,059       12,661
  Customer accounts receivable                          73,774       67,318
  Allowance for uncollectible accounts                  (1,583)
(1,249)
  Unbilled revenues                                     58,778       55,750
  Miscellaneous receivables                              8,786        5,673
  Materials and supplies                                11,943       11,415
  Deferred vacation pay                                 10,127       11,132
  Other                                                 10,888       10,158
---------------------------------------------------------------------------
                                                       211,772      172,858
---------------------------------------------------------------------------

Regulatory and other long-term assets
  Regulatory asset -- income taxes recoverable
    through rates                                      186,748      181,566
  Debt and preferred stock expense                      33,617       30,216
  Deferred pension expense                              26,345       22,163
  Deferred postretirement benefit expense               11,181       11,372
  Deferred treatment plant costs                         6,873        7,690
  Deferred water utility billings                        1,862        4,013
  Tank painting costs                                   12,599       10,531
  Funds restricted for construction                     10,935        5,340
  Other                                                 53,169       40,484
---------------------------------------------------------------------------
                                                       343,329      313,375
---------------------------------------------------------------------------
                                                    $4,708,307   $4,314,286
                                                    ==========   ==========

                  AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
-----------------------------------------------------------------------------




                                                          1998            1997
==============================================================================
CAPITALIZATION AND LIABILITIES
Capitalization
  Common stockholders' equity                       $1,239,174      $1,142,416
  Preferred stocks with mandatory
    redemption requirements                             40,000          40,000
  Preferred stocks without mandatory
    redemption requirements                             11,673          11,673
  Preferred stocks of subsidiaries with
    mandatory redemption requirements                   39,161          39,734
  Preferred stocks of subsidiaries without
    mandatory redemption requirements                    6,255           6,256
  Long-term debt
    American Water Works Company, Inc.                 201,000         116,000
    Subsidiaries                                     1,905,011       1,754,766
------------------------------------------------------------------------------
                                                     3,442,274       3,110,845
------------------------------------------------------------------------------
Current liabilities
  Bank debt                                             88,590         134,762
  Current portion of long-term debt                     53,321          25,148
  Accounts payable                                      56,728          42,766
  Taxes accrued, including federal income               18,867          14,409
  Interest accrued                                      38,313          33,404
  Accrued vacation pay                                  10,243          11,239
  Other                                                 35,269          44,725
------------------------------------------------------------------------------
                                                       301,331         306,453
------------------------------------------------------------------------------
Regulatory and other long-term liabilities
  Advances for construction                            138,204         127,457
  Deferred income taxes                                451,118         418,248
  Deferred investment tax credits                       35,083          36,239
  Accrued pension expense                               48,755          41,079
  Accrued postretirement benefit expense                10,034          10,034
  Other                                                  9,602           6,197
------------------------------------------------------------------------------
                                                       692,796         639,254
------------------------------------------------------------------------------
Contributions in aid of construction                   271,906         257,734
------------------------------------------------------------------------------
Commitments and contingencies                               --              --
------------------------------------------------------------------------------
                                                    $4,708,307      $4,314,286
                                                    ==========================

The accompanying notes are an integral part of these financial statements.

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
(Dollars in thousands, except per share amounts)



For the years ended December 31,                  1998        1997        1996
==============================================================================
CONSOLIDATED INCOME
Operating revenues                          $1,017,812    $954,199    $894,646
------------------------------------------------------------------------------
Operating expenses
  Operation and maintenance                    445,334     428,779     425,170
  Depreciation and amortization                119,725     103,660      93,413
  General taxes                                 92,845      87,860      82,017
------------------------------------------------------------------------------
                                               657,904     620,299     600,600
------------------------------------------------------------------------------
Operating income                               359,908     333,900     294,046
Allowance for other funds used
  during construction                            9,690       7,035       6,540
Other income                                     1,975       1,353       3,301
------------------------------------------------------------------------------
                                               371,573     342,288     303,887
------------------------------------------------------------------------------
Income deductions
  Interest                                     154,273     145,766     136,760
  Allowance for borrowed funds used
    during construction                         (5,622)     (4,715)     (5,202)
  Amortization of debt expense                   1,832       1,614       1,497
  Preferred dividends of subsidiaries            3,408       3,522       3,616
  Other deductions                               3,322       2,260       1,714
------------------------------------------------------------------------------
                                               157,213     148,447     138,385
------------------------------------------------------------------------------
Income before income taxes                     214,360     193,841     165,502
Provision for income taxes                      83,312      74,713      63,828
------------------------------------------------------------------------------
Net income                                     131,048     119,128     101,674
Dividends on preferred stocks                    3,984       3,984       3,984
------------------------------------------------------------------------------
Net income to common stock                  $  127,064    $115,144    $ 97,690
                                            ==================================
Average shares of basic common stock
  outstanding (thousands)                       80,298      79,144      74,540
Basic earnings per common share on
  average shares outstanding                $     1.58    $   1.45    $   1.31
                                            ==================================
Diluted earnings per common share on
  average shares outstanding                $     1.58    $   1.45    $   1.31
                                            ==================================

CONSOLIDATED RETAINED EARNINGS
Balance at beginning of year                $  717,243    $662,183    $622,061
Add: net income                                131,048     119,128     101,674
Deduct: adjustment for 1996 stock split
  on shares issued during the year                  --          --       6,269
------------------------------------------------------------------------------
                                               848,291     781,311     717,466
------------------------------------------------------------------------------
Deduct: dividends
  Preferred stock                                3,528       3,528       3,528
  Preference stock                                 456         456         456
  Common stock -- $.82 per share in 1998,
    $.76 per share in 1997,
    $.70 per share in 1996                      65,781      60,084      51,299
------------------------------------------------------------------------------
                                                69,765      64,068      55,283
------------------------------------------------------------------------------
Balance at end of year                      $  778,526    $717,243    $662,183
                                            ==================================

The accompanying notes are an integral part of these financial statements.

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)



For the years ended December 31,                  1998        1997        1996
==============================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                    $131,048    $119,128    $101,674
Adjustments
  Depreciation and amortization                119,725     103,660      93,413
  Provision for deferred income taxes           29,039      31,850      22,288
  Provision for losses on accounts receivable    6,172       6,650       5,479
  Allowance for other funds used
    during construction                         (9,690)     (7,035)     (6,540)
  Employee stock plan expenses                   5,648       6,301       5,165
  Employee benefit expenses greater (less)
    than funding                                (2,031)      1,243        (849)
  Deferred revenues, net                            --          --      (1,125)
  Deferred tank painting costs                  (3,950)     (1,834)     (2,544)
  Deferred rate case expense                    (1,894)     (2,219)     (1,897)
  Deferred treatment plant costs                (1,803)     (2,654)     (1,125)
  Amortization of deferred charges              10,046       8,862       8,533
  Other, net                                    (6,570)       (445)     (6,387)
  Changes in assets and liabilities,
    net of effects from acquisitions
      Accounts receivable                      (15,407)     (7,427)     (5,175)
      Unbilled revenues                         (3,028)     (1,882)     (1,543)
      Other current assets                      (1,258)     (2,516)        612
      Accounts payable                          13,962       5,980      (6,514)
      Taxes accrued, including federal income    4,458       3,606      (2,591)
      Interest accrued                           4,909       1,276       3,465
      Other current liabilities                 (9,456)      4,570       4,178
------------------------------------------------------------------------------
Net cash from operating activities             269,920     267,114     208,517
------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures                     (390,594)   (352,437)   (273,732)
Allowance for other funds used
  during construction                            9,690       7,035       6,540
Water system acquisitions                      (45,740)     (3,072)   (302,447)
Proceeds from the disposition of property,
  plant and equipment                            1,484       3,717       4,649
Removal costs from property, plant
  and equipment retirements                     (9,412)    (12,855)     (8,264)
Funds restricted for construction activity      (5,595)        451       8,136
------------------------------------------------------------------------------
Net cash used in investing activities         (440,167)   (357,161)   (565,118)
------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                   291,174     179,700     248,459
Proceeds from common stock, net of
  issuance costs                                29,942      23,040     186,451
Net repayments under line-of-credit
  agreements                                   (46,172)    (12,628)     (1,249)
Advances and contributions for
  construction, net of refunds                  28,515      25,893      17,829
Debt issuance costs                             (5,265)     (3,530)     (4,187)
Repayment of long-term debt                    (29,346)    (57,324)    (44,887)
Redemption of preferred stocks                  (2,438)     (1,349)     (1,275)
Dividends paid                                 (69,765)    (64,068)    (55,283)
------------------------------------------------------------------------------
Net cash from financing activities             196,645      89,734     345,858
------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                              26,398        (313)    (10,743)
Cash and cash equivalents at
  beginning of year                             12,661      12,974      23,717
------------------------------------------------------------------------------
Cash and cash equivalents at end of year      $ 39,059    $ 12,661    $ 12,974
                                              ================================
Cash paid during the year for:
  Interest, net of capitalized amount         $153,431    $146,794    $134,084
                                              ================================
  Income taxes                                $ 63,850    $ 56,269    $ 49,197
                                              ================================

Common stock issued in lieu of cash in
connection with the Employee Stock Ownership
Plan, the Savings Plan for Employees and the Long-Term Performance-Based Incentive Plan totaled $6,854 in 1998, $5,438 in 1997 and
$8,093 in 1996. Capital lease obligations of $1,590 were recorded in 1998 and $62 in 1996.

The accompanying notes are an integral part of these financial statements.

------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CAPITALIZATION
(Dollars in thousands, except per share amounts)



At December 31,                                               1998        1997
==============================================================================
COMMON STOCKHOLDERS' EQUITY:
  Common stock -- $1.25 par value, authorized
    300,000,000 shares, outstanding 80,894,790 shares
    in 1998 and 79,685,612 shares in 1997               $  101,118  $   99,607
  Paid-in capital                                          360,510     326,382
  Retained earnings                                        778,526     717,243
  Unearned compensation                                       (980)       (816)
------------------------------------------------------------------------------
                                                         1,239,174   1,142,416
------------------------------------------------------------------------------

At December 31, 1998, common shares reserved for issuance in connection with the Company's stock plans were 60,923,162 shares for the Stockholder Rights Plan, 5,345,600 shares for the Dividend Reinvestment and Stock Purchase Plan, 707,559 shares for the Employees'
Stock Ownership Plan, 798,078 shares for the Savings
Plan for Employees and 327,135 shares for the Long-Term
Performance-Based Incentive Plan.

PREFERRED STOCKS WITH MANDATORY REDEMPTION REQUIREMENTS:
  Cumulative preferred stock -- $25 par value, authorized
    1,770,000 shares
  8.50% series (non-voting), outstanding 1,600,000
    shares, due for redemption at par value on
    December 1, 2000                                        40,000      40,000
------------------------------------------------------------------------------

PREFERRED STOCKS WITHOUT MANDATORY REDEMPTION REQUIREMENTS:
  Cumulative preferred stock -- $25 par value
    5% series, outstanding 101,777 shares                    2,544       2,544
  Cumulative preference stock -- $25 par value,
    authorized 750,000 shares
    5% series (non-voting), outstanding
    365,158 shares                                           9,129       9,129
  Cumulative preferential stock -- $35 par value,
    authorized 3,000,000 shares,
    no outstanding shares                                       --          --
------------------------------------------------------------------------------
                                                            11,673      11,673
------------------------------------------------------------------------------

PREFERRED STOCKS OF SUBSIDIARIES:
  Dividend rate
    3.9% to less than 5%                                     5,931       6,545
    5% to less than 6%                                       5,285       5,429
    6% to less than 7%                                       1,823       1,957
    7% to less than 8%                                       4,084       2,270
    8% to less than 9%                                      24,370      24,695
    9% to less than 10%                                      3,503       4,534
    10% to less than 11%                                       420         560
------------------------------------------------------------------------------
                                                            45,416      45,990
------------------------------------------------------------------------------

Preferred stock agreements of certain subsidiaries require annual sinking fund payments in varying amounts and permit redemption at various prices at the option of the subsidiaries on thirty days notice, or, in the event of involuntary liquidation, at par value plus accrued dividends. Sinking fund payments for the next five years will amount to $3,198 in 1999, $1,031 in 2000, $956 in 2001, $788 in 2002 and $728 in 2003.

Redemptions of preferred stock amounted to $2,438 in 1998 and $1,349 in 1997.

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------




                                                        CURRENT
                                                     MATURITIES        1998        1997
=======================================================================================
LONG-TERM DEBT OF AMERICAN WATER
WORKS COMPANY, INC.
  9.06% Series B-2 debentures, due December 1, 1999     $35,000  $       --  $   35,000
  7.41% Series C debentures, due May 1, 2003                 --      81,000      81,000
  6.21% Series D debentures, due July 2, 2001                --      50,000          --
  6.28% Series D debentures, due July 2, 2002                --      10,000          --
  6.28% Series D debentures, due July 2, 2003                --      45,000          --
  6.32% Series D debentures, due July 2, 2004                --      15,000          --
---------------------------------------------------------------------------------------
                                                         35,000     201,000     116,000
---------------------------------------------------------------------------------------

Capital lease obligations to a subsidiary were $650 in 1998 and $461 in 1997.

LONG-TERM DEBT OF SUBSIDIARIES:
  Interest rate
    1% to less than 2%                                      138       5,880       2,140
    3% to less than 4%                                       37         433          --
    4% to less than 5%                                      407       4,418       4,825
    5% to less than 6%                                       51     253,745     178,361
    6% to less than 7%                                      860     463,257     375,821
    7% to less than 8%                                    1,141     688,361     689,779
    8% to less than 9%                                    1,100     170,000     171,100
    9% to less than 10%                                   3,909     263,164     267,663
    10% to less than 11%                                 10,455      53,860      64,315
---------------------------------------------------------------------------------------
                                                         18,098   1,903,118   1,754,004
  Capital leases                                            223       1,893         762
---------------------------------------------------------------------------------------
                                                        $18,321   1,905,011   1,754,766
---------------------------------------------------------------------------------------
                                                                 $3,442,274  $3,110,845
                                                                 ======================

Maturities of long-term debt of subsidiaries, including sinking fund requirements, during the next five years will amount to $18,321 in 1999, $36,764 in 2000, $107,230 in 2001, $133,243 in
2002 and $78,750 in 2003.

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


                                         Common Stock                                                   Common
                                    ---------------------    Paid-in    Retained       Unearned  Stockholders'
                                        Shares  Par Value    Capital    Earnings   Compensation         Equity
==============================================================================================================
BALANCE AT DECEMBER 31, 1995        67,826,670   $ 84,783   $114,161    $622,061        $(2,066)    $  818,939

   Net income                               --         --         --     101,674             --        101,674
   Common stock offering             8,400,000     10,500    147,436      (5,250)            --        152,686
   Dividend reinvestment               283,332        354      5,222         (90)            --          5,486
   Stock purchase                    1,277,765      1,597     23,211        (596)            --         24,212
   Employees' stock ownership plan     132,458        166      2,428         (83)            --          2,511
   Savings plan for employees          259,505        325      4,878         (99)            --          5,104
   Incentive plan                      241,572        302      1,112        (151)         1,282          2,545
   Dividends:
     Preferred stocks                       --         --         --      (3,984)            --         (3,984)
     Common stock, $.70 per share           --         --         --     (51,299)            --        (51,299)
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996        78,421,302     98,027    298,448     662,183           (784)     1,057,874

   Net income                               --         --         --     119,128             --        119,128
   Dividend reinvestment               291,236        364      6,235          --             --          6,599
   Stock purchase                      555,109        693     11,777          --             --         12,470
   Employees' stock ownership plan     134,182        168      2,761          --             --          2,929
   Savings plan for employees          222,940        279      4,741          --             --          5,020
   Incentive plan                       60,843         76      2,420          --            (32)         2,464
   Dividends:
     Preferred stocks                       --         --         --      (3,984)            --         (3,984)
     Common stock, $.76 per share           --         --         --     (60,084)            --        (60,084)
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997        79,685,612     99,607    326,382     717,243           (816)     1,142,416

   Net income                               --         --         --     131,048             --        131,048
   Dividend reinvestment               249,250        312      7,082          --             --          7,394
   Stock purchase                      600,036        750     17,267          --             --         18,017
   Employees' stock ownership plan      95,499        119      2,903          --             --          3,022
   Savings plan for employees          193,943        242      5,593          --             --          5,835
   Incentive plan                       70,450         88      1,283          --           (164)         1,207
   Dividends:
     Preferred stocks                       --         --         --      (3,984)            --         (3,984)
     Common stock, $.82 per share           --         --         --     (65,781)            --        (65,781)
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998        80,894,790    $101,118  $360,510    $778,526          $(980)    $1,239,174
                                    ==========================================================================

The accompanying notes are an integral part of these financial statements.

                                            AMERICAN WATER WORKS COMPANY, INC.
------------------------------------------------------------------------------
BALANCE SHEET
(Dollars in thousands)



At December 31,                                               1998        1997
==============================================================================
ASSETS
Investments in subsidiaries
  Securities                                            $1,506,969  $1,366,016
  Notes and advances                                            80          90
------------------------------------------------------------------------------
                                                         1,507,049   1,366,106
------------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                                 18,021         308
  Other receivable from subsidiaries                           990       1,767
  Other                                                        549         500
------------------------------------------------------------------------------
                                                            19,560       2,575
------------------------------------------------------------------------------
Deferred debits
  Deferred income taxes                                      5,165       4,212
  Debt expense                                                 468         191
  Preferred stock expense                                       90         137
  Other                                                          1           2
------------------------------------------------------------------------------
                                                             5,724       4,542
------------------------------------------------------------------------------
Other long-term assets                                      16,076      12,907
------------------------------------------------------------------------------
                                                        $1,548,409  $1,386,130
                                                        ======================

CAPITALIZATION AND LIABILITIES
Capitalization
  Common stockholders' equity                           $1,239,174  $1,142,416
  Preferred stocks with mandatory
    redemption requirements                                 40,000      40,000
  Preferred stocks without mandatory
    redemption requirements                                 11,673      11,673
  Long-term debt                                           201,492     116,366
------------------------------------------------------------------------------
                                                         1,492,339   1,310,455
------------------------------------------------------------------------------
Current liabilities
  Bank debt                                                     --      59,500
  Current portion of long-term debt                         35,158          95
  Interest accrued                                           5,105       1,760
  Taxes accrued, including federal income                       30          34
  Other                                                        757         760
------------------------------------------------------------------------------
                                                            41,050      62,149
------------------------------------------------------------------------------
Other long-term liabilities                                 15,020      13,526
------------------------------------------------------------------------------
Commitments and contingencies                                   --          --
------------------------------------------------------------------------------
                                                        $1,548,409  $1,386,130
                                                        ======================


The accompanying notes are an integral part of these financial statements.

                                            AMERICAN WATER WORKS COMPANY, INC.
------------------------------------------------------------------------------
STATEMENT OF INCOME AND RETAINED EARNINGS
(Dollars in thousands, except per share amounts)



For the years ended December 31,                  1998        1997        1996
==============================================================================
INCOME
Income from subsidiaries
  Equity in earnings of subsidiaries
    Dividends                                 $109,578    $ 96,427    $ 82,155
    Undistributed earnings                      38,490      36,335      31,605
------------------------------------------------------------------------------
                                               148,068     132,762     113,760
  Interest                                           5           6           6
Other income                                     1,254         585         503
------------------------------------------------------------------------------
                                               149,327     133,353     114,269
------------------------------------------------------------------------------
Expenses
  Operating and administrative expenses         11,791       9,431       8,003
  General taxes                                    260         266         252
  Interest                                      16,109      12,629      11,639
  Amortization of debt expense                      74          45          55
------------------------------------------------------------------------------
                                                28,234      22,371      19,949
------------------------------------------------------------------------------
Income before income taxes                     121,093     110,982      94,320
Provision for income taxes                      (9,955)     (8,146)     (7,354)
------------------------------------------------------------------------------
Net income                                     131,048     119,128     101,674
Dividends on preferred stocks                    3,984       3,984       3,984
------------------------------------------------------------------------------
Net income to common stock                    $127,064    $115,144    $ 97,690
                                              ================================
Average shares of basic common
  stock outstanding (thousands)                 80,298      79,144      74,540
Basic earnings per common share on
  average shares outstanding                     $1.58       $1.45       $1.31
                                              ================================
Diluted earnings per common share on
  average shares outstanding                     $1.58       $1.45       $1.31
                                              ================================

RETAINED EARNINGS
Balance at beginning of year                  $717,243    $662,183    $622,061
Add: net income                                131,048     119,128     101,674
Deduct: adjustment for 1996 stock
  split on shares issued during the year            --          --       6,269
------------------------------------------------------------------------------
                                               848,291     781,311     717,466
------------------------------------------------------------------------------
Deduct: dividends
  Preferred stock                                3,528       3,528       3,528
  Preference stock                                 456         456         456
  Common stock -- $.82 per share in 1998,
    $.76 per share in 1997, $.70 per share
    in 1996                                     65,781      60,084      51,299
------------------------------------------------------------------------------
                                                69,765      64,068      55,283
------------------------------------------------------------------------------
Balance at end of year                        $778,526    $717,243    $662,183
                                              ================================


The accompanying notes are an integral part of these financial statements.

                                            AMERICAN WATER WORKS COMPANY, INC.
------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
(Dollars in thousands)



For the years ended December 31,                  1998        1997        1996
==============================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                    $131,048    $119,128    $101,674
Adjustments
  Undistributed earnings of subsidiaries       (38,490)    (36,335)    (31,605)
  Employee stock plan expenses                      98         585         451
  Other, net                                     1,325         947         863
  Changes in assets and liabilities
    Receivables from subsidiaries                   --          --           4
    Other current assets                           (49)       (310)        (82)
    Taxes accrued, including federal income         (4)          3          50
    Interest accrued                             3,345         191          67
    Other current liabilities                       (3)       (155)       (400)
------------------------------------------------------------------------------
Net cash from operating activities              97,270      84,054      71,022
------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiaries' common stock      (102,463)    (68,149)   (226,839)
Repayment of promissory notes by subsidiaries       10          10          10
Other                                           (3,449)       (950)     (1,209)
------------------------------------------------------------------------------
Net cash used in investing activities         (105,902)    (69,089)   (228,038)
------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common stock, net of
  issuance costs                                36,227      28,041     192,856
Dividends paid                                 (69,765)    (64,068)    (55,283)
Net borrowings (repayments) under
  line-of-credit agreements                    (59,500)     21,400      34,400
Proceeds from long-term debt                   120,000          --          --
Repayment of long-term debt                       (265)        (73)    (15,033)
Debt issuance costs                               (352)         --          --
------------------------------------------------------------------------------
Net cash from (used in) financing activities    26,345     (14,700)    156,940
------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                              17,213         265         (76)
Cash and cash equivalents at
  beginning of year                                308          43         119
------------------------------------------------------------------------------
Cash and cash equivalents at end of year      $ 18,021    $    308    $     43
                                              ================================
Cash paid (received) during the year for:
  Interest                                    $ 12,663    $ 12,438    $ 11,572
                                              ================================
  Income taxes                                $ (8,652)   $ (7,105)   $ (6,905)
                                              ================================
Common stock issued in lieu of cash in
  connection with the Long-Term
  Performance-Based Incentive Plan
  totaled $111 in 1998 and $437 in 1997.


The accompanying notes are an integral part of these financial statements.

---------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)



NOTE 1:  ORGANIZATION AND OPERATION

American Water Works Company, Inc. through its utility subsidiaries provides water and wastewater service in 22 states. The Company however, reflects one reportable segment for financial statement purposes as the Company's utility subsidiaries represent similar entities offering substantially identical services to similar customers. Wastewater service has not been reflected as a reportable segment as revenues, net income and assets associated with this service are less than 10% of those for the Company as a whole. As public utilities, the utility companies function under rules and regulations prescribed by state regulatory commissions.


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

REGULATION

The utility subsidiaries have incurred various costs and received various credits which have been reflected as regulatory assets and liabilities on the Company's consolidated balance sheet. Accounting for such costs and credits as regulatory assets and liabilities is in accordance with Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). This statement sets forth the application of generally accepted accounting principles for those companies whose rates are established by or are subject to approval by an independent third-party regulator. Under SFAS 71, utility companies defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the rate making process in a period different from the period in which they would have been reflected in income by an unregulated company. These deferred regulatory assets and liabilities are then reflected in the income statement in the period in which the same amounts are reflected in the rates charged for service.

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

    The costs incurred to acquire and internally develop computer software for internal use are capitalized as a unit of property.

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

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



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

    Deferred treatment plant costs consist of operating expenses, including depreciation and property taxes, and the carrying charges associated with several water treatment plants and related facilities acquired in 1996 (see Northeastern Pennsylvania Acquisition in note 3) from the time the assets were placed in service until recovery of such costs is allowed in future service rates. These costs have been recognized in the rates charged for water service and are being amortized over a 10-year period as authorized by the regulatory authorities.

    Deferred water utility billings represent revenue which will be recovered from customers in future years under the terms of qualified phase-in plans pursuant to the provisions of Statement of Financial Accounting Standards No. 92 "Utility Enterprises -- Accounting for Phase-In Plans." These regulatory assets have been recorded in accordance with the terms of rate orders received by the previous owners of water utility assets that were acquired in 1996 (see Northeastern Pennsylvania Acquisition in note 3). The deferred billings are scheduled to conclude in 2001.

    Tank painting costs are generally deferred and amortized to current operations on a straight-line basis over periods ranging from 4 to 20 years, as authorized by the regulatory authorities in their determination of rates charged for service.

OTHER CURRENT LIABILITIES

Other current liabilities at December 31, 1998 and 1997 include payables to banks of $10,882 and $14,307 respectively, which represent checks issued but not presented to the banks for payment, net of the related bank balance.

ADVANCES AND CONTRIBUTIONS IN AID OF CONSTRUCTION

Utility subsidiaries may receive advances and contributions to fund construction necessary to extend service to new areas. As determined by the regulatory authorities, advances for construction are refundable for limited periods of time as new customers begin to receive service. Amounts which are no longer refundable are reclassified to contributions in aid of construction. Utility plant funded by advances and contributions is excluded from rate base and is generally not depreciated for rate making purposes. Generally, advances and contributions received during the period January 1, 1987 through June 12, 1996 have been included in taxable income and the related property is depreciable for tax purposes. As a result of a tax law change advances and contributions received subsequent to June 12, 1996 are excluded from taxable income.

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



EARNINGS PER SHARE

The average number of shares used to calculate diluted earnings per share includes 57,831, 76,996 and 68,802 of potential common shares issuable in connection with the Company's Long-Term Performance-Based Incentive Plan (see note 8) in 1998, 1997 and 1996, respectively.

NEW ACCOUNTING STANDARDS

In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" (SFAS 130), Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131) and Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132) that were issued by the Financial Accounting Standards Board. None of these new accounting standards will have any effect on the Company's financial position or results of operations as they require only changes or additions to current disclosure requirements.

    SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The adoption of SFAS 130 did not require additional reporting because the Company has no charges or credits that are to be reported as "other comprehensive income."

    SFAS 131 establishes standards for reporting information about operating segments based upon products and services, geographic areas and major customers. The adoption of SFAS 131 did not require additional reporting as the Company's utility subsidiaries represent similar entities offering substantially identical services to similar customers.

    SFAS 132 revises and standardizes employers' disclosures about pension and other postretirement benefit plans required by SFAS No. 87 "Employers' Accounting for Pensions," SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106 "Employers' Accounting for Postretirement Benefits other than Pensions," but does not change the measurement or recognition of those plans.

RECLASSIFICATION

Certain reclassifications have been made to conform previously reported data to the current presentation.


NOTE 3:  ACQUISITIONS

NATIONAL ENTERPRISES INC. ACQUISITION,

On October 13, 1998, the Company announced that an agreement in principle had been reached to acquire National Enterprises Inc. (NEI) in a transaction valued at $700,000. Subsidiaries of NEI, a privately owned company, provide water service to 504,000 customers in Missouri, Illinois, Indiana and New York.

    The transaction, which will be accounted for as a pooling of interests, will be accomplished through a tax free exchange of 14,937,000 shares of the Company's stock valued at $475,000, for all of the outstanding shares of NEI and $225,000 of assumed debt. For the latest fiscal year ended December 31, 1998, NEI had revenues of $182,225, net income of $19,391 and total assets of $750,376. It is anticipated that the transaction will be completed in 1999, following regulatory approvals, termination of the waiting period under Federal anti-trust laws and completion of other requirements.

NEI is the parent company of Continental Water Company, which in turn owns: St. Louis County Water Company serving suburban St. Louis,
Missouri; Northwest Indiana Water Company serving Gary, Hobart and surrounding areas; Northern Illinois Water Company serving Champaign, Urbana and surrounding areas; and Long Island Water Corporation serving the southwest portion of Nassau County on Long Island, New York. NEI also has passive investments in the telecommunications industry owning approximately 4 million shares of ITC Deltacom and .6 million shares of Powertel as well as an interest in privately held ITC Holdings.

    All of the common stock of NEI is currently owned by descendants of the Charles Stewart Mott family. Upon completion of this transaction, the Mott family will hold approximately 16% of the outstanding shares of American Water Works common stock. It is expected that two representatives of the Mott family will be elected to the Board of Directors of the Company.

HAWAII ACQUISITION

On April 1, 1998, the Company acquired East Honolulu Community Services, Inc. ("EHCS"), a suburban Honolulu wastewater utility located on the eastern tip of Oahu, Hawaii. The Company was acquired for $17,300 from Maunalua Associates, Inc., a subsidiary of Kemper Corporation. EHCS provides wastewater service to approximately 10,000 customers in the community of Hawaii Kai.

NORTHEASTERN PENNSYLVANIA ACQUISITION

On February 16, 1996, the Company's subsidiary, Pennsylvania-American Water Company, acquired the water utility operations of Pennsylvania Gas and Water Company (now known as PG Energy Inc.) for $409,400. The acquired operations, which include 10 water treatment plants and 36 reservoirs, serve 132,000 customers in northeastern Pennsylvania. The acquisition was accounted for as a purchase, and the accompanying financial statements reflect the results of operations of the acquired business subsequent to the purchase date. The purchase price consisted of $262,500 in cash and the assumption of $146,900 of PG Energy Inc.'s liabilities, including $141,000 of its long-term debt. The cash payment was funded with short-term debt that was subsequently repaid with the proceeds from the Company's common stock offering (see note 6) and a portion of the proceeds from Pennsylvania-American's offering of $150,000 of 30-year, 7.8% General Mortgage Bonds in 1996.

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



HOWELL TOWNSHIP, NEW JERSEY ACQUISITION

On December 23, 1996, the Company's subsidiary, New Jersey-American Water Company, acquired the water utility assets of Howell Township, New Jersey, at a total cost of $35,400. The system which serves 6,000 customers is located between New Jersey-American's existing Monmouth County and Lakewood operations.


NOTE 4:  UTILITY PLANT

The components of utility plant by category at December 31 are as follows:

                                             1998           1997
================================================================
Water plant
  Sources of supply                    $  226,376     $  215,321
  Treatment and pumping                 1,081,971      1,052,944
  Transmission and distribution         2,174,467      2,016,300
  Services, meters and fire hydrants      817,462        757,729
  General structures and equipment        303,160        281,523
Wastewater plant                           67,928         33,124
Construction work in progress             218,912        111,808
----------------------------------------------------------------
                                        4,890,276      4,468,749
Less-accumulated depreciation             848,457        755,359
----------------------------------------------------------------
                                       $4,041,819     $3,713,390
                                       =========================


NOTE 5:  STOCK SPLIT

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


NOTE 6:  COMMON STOCK OFFERING

On May 9, 1996, the Company sold 3,643,100 shares of common stock at $37.625 per share in a public common stock offering. Concurrently with, and conditioned upon the completion of this offering, certain members of families that are existing large holders of common stock (the "Ware Family Buyers") agreed to purchase from the Company and the Company agreed to sell to the Ware Family Buyers 556,900 shares of common stock at the price available to the public, less underwriting discounts and commissions, in a private offering. Including the effect of the July 1996 stock split (see note 5), these offerings increased by 8,400,000 shares the number of the Company's shares of common stock outstanding. The net proceeds from the offerings were $152,700, after deducting the underwriting discounts and commissions and offering expenses payable by the Company. The Ware Family Buyers include William R. Cobb, Marilyn Ware and Paul W. Ware, who are directors of the Company.


NOTE 7:  DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

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

    The plan was amended, as of March 15, 1998, to provide for new shares purchased under the plan to be priced at a 2% discount from the applicable average market price. Previously shares purchased with reinvested dividends or optional cash purchases were priced at the applicable average market price.


NOTE 8:  EMPLOYEE STOCK PLANS

EMPLOYEES' STOCK OWNERSHIP PLAN

The Company and its subsidiaries have an Employees' Stock Ownership Plan which provides for beneficial ownership of Company common stock by all associates who are not included in a bargaining unit. Each participating associate can elect to contribute an amount that does not exceed 2% of their wages for the preceding year. In addition to the associate's participation, the Company makes a contribution equivalent to 1/2% of each participant's qualified compensation for the preceding year, and matches 100% of the contribution by each participant. The Company expensed contributions of $1,706 for 1998, $1,674 for 1997 and $1,427 for 1996 that it made to the plan. The trustee of the plan may purchase shares of the Company's common stock from the Company, in the open market, or in a private transaction.

SAVINGS PLAN FOR EMPLOYEES

The Company and its subsidiaries have a 401(k) Savings Plan for Employees for all associates who have more than six months of service. Associate contributions are invested at the direction of the associate in one or more funds including a fund consisting entirely of common stock of the Company. The Company matches 50% of the first 4% of each associate's wages contributed to the plan. The Company expensed matching contributions to the plan totaling $2,705 for 1998, $2,304 for 1997 and $2,198 for 1996.
All of the Company's matching contributions are invested in the fund of Company common stock. The trustee of the plan may purchase shares of the Company's common stock at the prevailing market price from the Company, in the open market, or in a private transaction.

---------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)



LONG-TERM PERFORMANCE-BASED INCENTIVE PLAN

The Company and its subsidiaries have a Long-Term Performance-Based Incentive Plan. Under the plan, designated executives and other key associates are eligible to receive awards if performance cycle goals based on earnings-per-share growth and total return to Company stockholders, in comparison to a designated peer group of water companies, are met. The plan is administered by the Compensation and Management Development Committee of the Board of Directors. The Committee will determine the value or range of values, including the maximum value, of awards to each participant. Awards may be paid in the form of cash, restricted shares of common stock, or a combination of both. The cost of the plan is being charged to expense over each three-year performance cycle. Such expense was $1,541 in 1998, $2,715 in 1997 and $1,950 in 1996. The market value of common stock expected to be awarded under the plan has been recorded as unearned compensation and is shown as a separate component of common stockholders' equity.


NOTE 9:  PENSION AND OTHER POSTRETIREMENT BENEFITS

PENSION BENEFITS

The Company and its subsidiaries have a noncontributory defined benefit pension plan covering substantially all associates. Benefits under the plan are based on the associate's years of service and average annual compensation for those 60 consecutive months of the final 120 months of employment which yield the highest average.

    The Company's funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974.
Due to the funded status of the plan there were no contributions made in 1998 and 1997. Pension plan assets are invested in a number of investments including a guaranteed interest contract with a major insurance company, equity mutual funds, United States Government securities and publicly traded bonds. The actual return on plan assets over the last three years reflects the higher than expected returns in the general capital markets.

    The Company also has two unfunded noncontributory supplemental non-qualified pension plans that provide additional retirement benefits to certain associates of the Company and its subsidiaries.

OTHER POSTRETIREMENT BENEFITS

The Company and its subsidiaries provide certain life insurance benefits for retired associates and certain health care benefits for retired associates and their dependents. Substantially all associates may become eligible for these benefits if they reach retirement age while still working for the Company. Retirees and their dependents under age 65 can elect either a comprehensive medical plan under which covered expenses are paid at 80% after an annual deductible has been satisfied or a managed care plan that requires copayments. Associates who elect to retire prior to attaining age 65 are generally required to make contributions towards their medical coverage until attaining age 65. Retirees and their dependents age 65 and over are covered by a Medicare supplement plan.

    The adoption of a new accounting standard for other postretirement benefits caused a transition obligation of $122,115 at January 1, 1993 which is being amortized over 20 years.

    The Company's policy is to fund postretirement benefit costs accrued. Plan assets are invested in equity and bond mutual funds.

                                                                Other
                                        Pension             Postretirement
                                        Benefits               Benefits
                                    1998        1997       1998       1997
==========================================================================
CHANGE IN BENEFIT OBLIGATION
Benefit obligation
  at January 1                  $465,120    $407,075   $167,355   $149,935
Service cost                      13,618      11,952      5,746      4,992
Interest cost                     32,874      30,792     11,598     11,230
Plan participants' contributions      --          --        625        489
Amendments                            82         626     (2,276)    (2,409)
Actuarial loss                    10,532      31,016      5,656     10,371
Benefits paid                    (18,221)    (16,341)    (8,611)    (7,253)
--------------------------------------------------------------------------
Benefit obligation
  at December 31                $504,005    $465,120   $180,093   $167,355
                                ==========================================

CHANGE IN PLAN ASSETS
Fair value of plan
  assets at January 1           $441,218    $404,321   $ 85,452   $ 63,664
Actual return on
  plan assets                     41,073      52,721     14,692     12,156
Employer contribution                 --          --     15,960     16,396
Plan participants' contributions      --          --        625        489
Benefits paid                    (17,441)    (15,824)    (8,611)    (7,253)
--------------------------------------------------------------------------
Fair value of plan assets
  at December 31                $464,850    $441,218   $108,118   $ 85,452
                                ==========================================

Funded status at December 31    $(39,155)   $(23,902)  $(71,975)  $(81,903)
Unrecognized net actuarial gain   (3,680)     (9,921)   (26,337)   (22,591)
Unrecognized prior service cost    5,952       7,681      8,101      8,556
Unrecognized net transition
  obligation (asset)              (9,123)    (11,380)    80,177     85,904
--------------------------------------------------------------------------
Net amount recognized           $(46,006)   $(37,522)  $(10,034)  $(10,034)
                                ==========================================
Amounts recognized in the
  balance sheet consist of:
Accrued benefit cost            $(46,006)   $(37,522)  $(10,034)  $(10,034)
Additional minimum liability      (2,749)     (3,557)        --         --
Intangible asset                   2,749       3,557         --         --
--------------------------------------------------------------------------
Net amount recognized           $(46,006)   $(37,522)  $(10,034)  $(10,034)
                                ==========================================

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets (these two supplemental plans are unfunded) were $16,386 and $13,377, respectively, as of December 31, 1998, and $15,295 and $12,235, respectively, as of December 31, 1997.

                                         1998         1997         1996
=======================================================================
COMPONENTS OF NET PERIODIC
  PENSION BENEFIT COST
Service cost                          $13,618      $11,952      $13,007
Interest cost                          32,874       30,792       28,845
Expected return on plan assets        (36,780)     (33,712)     (31,763)
Amortization of transition asset       (2,257)      (2,257)      (2,257)
Amortization of prior
  service cost                          1,810        1,077          249
Recognized net actuarial loss              --           --          195
-----------------------------------------------------------------------
Net periodic pension benefit cost     $ 9,265      $ 7,852      $ 8,276
                                      =================================

COMPONENTS OF NET PERIODIC OTHER
  POSTRETIREMENT BENEFIT COST
Service cost                          $ 5,746      $ 4,992      $ 5,848
Interest cost                          11,598       11,230       11,545
Expected return on plan assets         (7,097)      (5,419)      (4,230)
Amortization of transition obligation   5,727        5,727        5,727
Amortization of prior service cost        455          620          283
Recognized net actuarial gain            (469)        (754)          --
-----------------------------------------------------------------------
Net periodic other
 postretirement benefit cost          $15,960      $16,396      $19,173
                                      =================================



                                                                Other
                                         Pension            Postretirement
                                         Benefits              Benefits
                                      1998       1997       1998       1997
===========================================================================
WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF DECEMBER 31
Discount rate                        6.75%      7.00%      6.75%      7.00%
Expected return on plan assets       8.50%      8.50%      7.90%      7.90%
Rate of compensation increase        4.75%      5.00%      4.75%      5.00%


The health care cost trend rate, used to calculate the Company's cost for postretirement health care benefits, is a 6.0% annual rate in 1999 that is assumed to decrease to a 5.5% annual rate in 2000 and remain at that level thereafter for the comprehensive plan, a constant 5.5% annual rate for the managed care plan and an 7.5% annual rate in 1998 that is assumed to decrease gradually to a 5.5% annual rate in 2003 and remain at that level thereafter for pre-acquisition retirees of the Pennsylvania water utility operations acquired in 1996 (see Northeastern Pennsylvania Acquisition in note 3).

Assumed health care cost trend rates have a significant effect on the amounts reported for the other postretirement benefit plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                   One-Percentage-    One-Percentage-
                                   Point Increase     Point Decrease
=====================================================================
Effect on total of service and
 interest cost components              $ 2,589           $ (2,218)
Effect on other postretirement
 benefit obligation                    $18,788           $(17,013)


NOTE 10:  GENERAL TAXES

Components of general tax expense for the years presented in the consolidated statement of income are as follows:


                                     1998         1997         1996
===================================================================
Gross receipts and franchise      $39,352      $37,580      $35,684
Property and capital stock         37,460       35,466       31,971
Payroll                            12,486       12,433       12,060
Other general                       3,547        2,381        2,302
-------------------------------------------------------------------
                                  $92,845      $87,860      $82,017
                                  =================================


NOTE 11:  INCOME TAXES

Components of income tax expense for the years presented in the consolidated statement of income are as follows:


                                     1998         1997         1996
===================================================================
STATE INCOME TAXES:
Current                           $ 9,370      $ 7,514      $ 8,291
Deferred
 Current                              (24)         146           99
 Non-current                        2,873        2,609          837
-------------------------------------------------------------------
                                  $12,219      $10,269      $ 9,227
                                  =================================

FEDERAL INCOME TAXES:
Current                           $44,755      $35,259      $33,219
Deferred
 Current                              172          (56)         (69)
 Non-current                       27,409       30,484       22,694
 Amortization of deferred
  investment tax credits           (1,243)      (1,243)      (1,243)
-------------------------------------------------------------------
                                  $71,093      $64,444      $54,601
                                  =================================


A reconciliation of income tax expense at the statutory federal income tax rate to actual income tax expense is as follows:

                                     1998         1997         1996
===================================================================
Income tax at statutory rate      $75,026      $67,845      $57,926
Increases (decreases)
 resulting from --
  State taxes, net of
   federal taxes                    7,942        6,675        5,998
  Flow through differences          1,273        1,143          742
  Amortization of investment
   tax credits                     (1,243)      (1,243)      (1,243)
  Subsidiary preferred dividends    1,177        1,198        1,230
  Other, net                         (863)        (905)        (825)
-------------------------------------------------------------------
Actual income tax expense         $83,312      $74,713      $63,828
                                  =================================

---------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)



    The following table provides the components of the net deferred tax liability at December 31:


                                           1998          1997
=============================================================
DEFERRED TAX ASSETS:
 Advances and contributions            $158,531      $149,058
 Deferred investment tax credits         12,857        13,862
 Other                                   17,704        14,205
-------------------------------------------------------------
                                        189,092       177,125
-------------------------------------------------------------

DEFERRED TAX LIABILITIES:
 Utility plant, principally due
  to depreciation differences           537,591       496,827
 Income taxes recoverable
  through rates                          72,968        71,475
 Other                                   29,651        27,071
-------------------------------------------------------------
                                        640,210       595,373
-------------------------------------------------------------
                                       $451,118      $418,248
                                       ======================


As of December 31, 1998 and 1997, the parent company had no material temporary differences. No material valuation allowances were required on deferred tax assets at December 31, 1998 and 1997.


NOTE 12:  LEASES

The Company has entered into operating leases involving certain facilities and equipment. Rental expenses under operating leases were $9,524 for 1998, $9,199 for 1997 and $8,973 for 1996. Capital leases currently in effect are not significant.

    At December 31, 1998, the minimum annual future rental commitment under operating leases that have initial or remaining noncancellable lease terms in excess of one year are $10,241 in 1999, $9,057 in 2000, $6,694 in 2001,
$5,265 in 2002 and $4,772 on 2003.


NOTE 13:  COMMITMENTS AND CONTINGENCIES

Construction programs of subsidiaries for 1999 are estimated to cost approximately $407,000. Commitments have been made in connection with certain construction programs.

    The Company is routinely involved in condemnation proceedings and legal actions relating to several utility subsidiaries. In the opinion of management, none of these matters will have a material adverse effect, if any, on the financial position or results of operations of the Company.


NOTE 14:  COMPENSATING BALANCES AND BANK DEBT

During 1998 the Company and its subsidiaries maintained lines of credit with various banks. The total of the unused lines of credit at December 31, 1998 was $34,000 for the Company and $235,726 for the subsidiaries.

    Borrowings under such lines of credit generally are payable on demand and bear interest at variable rates. None of the agreements with lending banks have compensating balance requirements.

    The maximum amount of short-term bank borrowings outstanding during 1998 was $230,410, and the average amount outstanding during the year was $134,187. The weighted average annual interest rate on these borrowings during 1998 was 6.13%, and the interest rate at December 31, 1998 was 5.89%.


NOTE 15:  FAIR VALUES OF FINANCIAL INSTRUMENTS

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

    The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows:

                                            CARRYING
1998                                          AMOUNT   FAIR VALUE
=================================================================
Preferred stocks of the Company with
  mandatory redemption requirements       $   40,000   $   44,298
Preferred stocks of subsidiaries with
  mandatory redemption requirements           39,161       42,514
Long-term debt of the Company                236,000      249,296
Long-term debt of subsidiaries             1,921,216    2,133,526

                                            CARRYING
1997                                          AMOUNT   FAIR VALUE
=================================================================
Preferred stocks of the Company with
  mandatory redemption requirements       $   40,000   $   42,879
Preferred stocks of subsidiaries with
  mandatory redemption requirements           39,734       43,069
Long-term debt of the Company                116,000      120,116
Long-term debt of subsidiaries             1,778,869    1,919,923

                AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------



NOTE 16:  SUBSEQUENT EVENT

On February 4, 1999 the Company's Board of Directors adopted a new Shareholder Rights Plan to replace the Rights Plan adopted 10 years ago which expired on March 2, 1999.

    Each Right under the new plan will entitle stockholders to buy one share of the Company's Common Stock at an exercise price of $150. Each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of American Water Works Common Stock, or a number of shares of an acquiring company's stock, which would have a market value of two times the exercise price. The Rights become exercisable if there is a public announcement that a person or group acquires, or commences a tender offer to acquire, 25% or more of the outstanding shares of American Water Works. The Rights also become exercisable if American Water Works is acquired in a merger or a person or group acquires 35% or more of the outstanding shares of American Water Works.

    The Rights are redeemable, in whole, but not in part, by the Company at a price of $.0005 per Right under certain circumstances. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings per share of the Company.


NOTE 17: QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1998 and 1997 are as follows:

                                  FIRST    SECOND     THIRD    FOURTH
1998                            QUARTER   QUARTER   QUARTER   QUARTER
=====================================================================

Operating revenues             $226,000  $255,980  $282,548  $253,284
Operating income                 71,916    93,621   112,913    81,458
Net income                       21,588    35,062    46,645    27,753
Net income to common stock       20,592    34,066    45,649    26,757
Basic and diluted
  net income per common share     $0.26     $0.42     $0.57     $0.33


                                  FIRST    SECOND     THIRD    FOURTH
1997                            QUARTER   QUARTER   QUARTER   QUARTER
=====================================================================

Operating revenues             $213,357  $237,915  $266,012  $236,915
Operating income                 64,903    86,574   104,908    77,515
Net income                       18,030    31,640    43,491    25,967
Net income to common stock       17,034    30,644    42,495    24,971
Basic and diluted
  net income per common share      $.22      $.39      $.54      $.31

RANGE OF MARKET PRICES
AWK is the trading symbol of American Water Works Company, Inc. on the New York Stock Exchange on which the Common Stock, 5% Preferred Stock and 5% Preference Stock of the Company are traded.

                 Common Stock       5% Preferred Stock    5% Preference
Stock
---------------------------------------------------------------------------
Newspaper listing  AmWtrWks              A Wat pr              A Wat pf
---------------------------------------------------------------------------
1998             High      Low      High        Low       High         Low
===========================================================================
1st quarter   $33-5/16   $25-1/4     $22       $19        $22     $19-15/16
2nd quarter    33-3/16    28-1/8      23        20-1/2     24      20
3rd quarter    33-1/4     27-3/8      23-1/2    21-11/16   24      21-5/16
4th quarter    33-3/4     30-1/4      24-3/4    23-1/2     24-3/4  23


Quarterly dividend
 paid per share      $.205                $.3125                $.3125
Number of
 shareholders at
 December 31, 1998  43,256                  203                   688
---------------------------------------------------------------------------


1997
===========================================================================
1st quarter   $24-1/2    $19-7/8    $22        $18-3/4    $19-1/2 $18
2nd quarter    22-3/8     20-5/8     20-1/4     18-1/2     20      18-1/4
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
---------------------------------------------------------------------------

The common and 5% preferred stocks have voting rights.


OPTIONS TRADING   Options for Company stock (AWK) are traded on the
Philadelphia Stock Exchange (Newspaper listing: PB).



Design/Production: The Creative Department, Inc.
Copywriting: Gerard F. Reimel
Photography: Jack Andersen, cover; H. Mark Weidman, editorial section;
  Mimi Janosy, portraits