Form 10-K405, Exhibit 13
period 1999-12-31
AMERICAN WATER WORKS CO INC
filed 2000-03-27
CIK 318819

EXHIBIT 13

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------
CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in thousands, except per share amounts)


FOR THE YEARS ENDED DECEMBER 31,             1999         1998         1997         1996         1995
=====================================================================================================
Revenues
  Water service
  Residential                          $  733,956   $  691,279   $  658,955   $  617,846   $  554,448
    Commercial                            262,940      249,564      235,561      224,354      201,711
    Industrial                             77,953       78,092       73,596       72,101       64,310
    Public and other                      149,531      146,299      137,289      122,951      113,147
  Other water revenues                     11,997       13,983       11,064        9,868        9,131
-----------------------------------------------------------------------------------------------------
                                        1,236,377    1,179,217    1,116,465    1,047,120      942,747
  Wastewater service                       24,480       20,820       14,909       15,378       14,953
  Management fees                              --           --           --           --        8,042
-----------------------------------------------------------------------------------------------------
                                       $1,260,857   $1,200,037   $1,131,374   $1,062,498   $  965,742
                                       ==============================================================
Water sales (million gallons)
    Residential                           175,487      168,617      169,307      164,700      161,552
    Commercial                             81,857       79,115       78,542       77,319       75,678
    Industrial                             45,862       46,361       46,088       46,009       44,248
    Public and other                       41,477       40,110       39,831       36,152       35,653
-----------------------------------------------------------------------------------------------------
                                          344,683      334,203      333,768      324,180      317,131
                                       ==============================================================
Net income*                            $  138,949   $  150,439   $  137,691   $  116,820   $  108,723
Earnings per common share
  on average shares outstanding*            $1.40        $1.54        $1.42        $1.26        $1.29
Common dividends paid per share              $.86         $.82         $.76         $.70         $.64

AT YEAR-END
Water customers (thousands)                 2,476        2,446        2,400        2,380        2,210
Wastewater customers (thousands)               40           39           25           24           24
Total assets                           $5,952,206   $5,458,658   $4,992,023   $4,682,097   $4,016,353
Preferred stocks with mandatory
  redemption requirements
    American Water Works Company, Inc. $   40,000   $   40,000   $   40,000   $   40,000   $   40,000
    Subsidiaries                           34,020       37,298       39,734       41,060       42,326
Long-term debt
    American Water Works Company, Inc. $  211,000   $  216,500   $  131,000   $  132,000   $  133,000
    Subsidiaries                        2,182,097    2,115,687    1,965,924    1,796,170    1,462,760
Market price of common stock
  at year-end                              $21.25       $33.75       $27.31       $20.63       $19.44

*Includes one-time merger costs of $20,535 ($12,905 net of tax) and $.13 per share in 1999, and $352 in 1998.

The results presented in 1999 and the restated results for prior years reflect the pooling of interests method of accounting to recognize the acquisition of National Enterprises Inc.

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



THE STRATEGY OF AMERICAN WATER WORKS COMPANY

The Company's goal is to consistently enhance long term shareholder value. The primary strategy by which this goal is accomplished is by investing in the business of water service. Existing utility subsidiaries apply the investments to reinforce, rehabilitate and replace existing service infrastructure and provide for growth within existing service territories. The Company also invests in acquisitions of water and wastewater utilities that complement our existing service territories or which enhance the Company's goal of geographic diversification.

    The Parent Company's investment in its subsidiaries has increased from $1.4 billion at year-end 1996 to $1.8 billion at year-end 1999.
The schedule at the top of page 26 illustrates that the growth in the Parent Company's investment in its subsidiaries has been accomplished by subsidiary earnings retention, the investment of a portion of the dividends received from subsidiaries and the sale of securities and bank loans.

    Earnings to common shareholders have risen from $112.8 million in 1996 to $147.9 million, excluding one-time after tax merger costs of $12.9 million, in 1999.

    Income to common shareholders of American Water Works Company is influenced by three factors: the amount of investment in subsidiaries, the rate of return on that investment and the costs to operate the Parent Company.

    The schedule at the bottom of page 26 demonstrates that the growth in earnings over this period is the direct result of new investment in subsidiaries. Fluctuations in the rate of return are the result of the influence of weather conditions on water sales and the response of utility regulation to the economic climate.

    A second strategy for enhancement of shareholder value is the provision of management services to water and wastewater utilities owned by others. Municipally owned water and wastewater utilities face the same challenges associated with providing high quality service that are faced by our own utility subsidiaries. They need access to specialized expertise and capital resources to meet these challenges. Our management services subsidiary, American Water Services, (AWS), continues our long-standing record of providing these services. AWS has broadened the array of services it can provide to a municipality in the areas of operations, technical assistance and capital projects.

    The third strategy for enhancement of shareholder value is the development of complementary water resource management product and service capabilities. This will be accomplished through our American Water Resources subsidiary.


DESCRIPTION OF THE BUSINESS

AMERICAN WATER WORKS COMPANY AND THE AMERICAN WATER SYSTEM

The core business of American Water Works Company, Inc. is the ownership of common stock of utility companies providing water service. The combination of American Water Works with its subsidiaries constitutes the American Water System - a system that has functioned well for over 50 years. Each subsidiary functions independently, yet shares in the benefits of size and identity afforded by the American Water System.

    However, the water utility industry environment is changing rapidly. Changes in regulation, the need for significant capital replacement, low growth in consumption within existing service territories and continuing pressures for increased efficiencies and productivity are changing the nature of the industry. To maintain its leadership position in this evolving industry, the Company will continue to grow through acquisitions of water utilities as well as expanding its scope of activities to become a full service water resource management enterprise.


REGULATED UTILITY SERVICE

The 25 utility subsidiaries provide water and/or wastewater service to approximately nine million people in 22 states. As public utilities, each company is subject to the rules of both federal and state environmental protection agencies, particularly with respect to the quality of the water they distribute. In addition, with the exception of Michigan-American Water Company, the utility companies function under economic regulations prescribed by state regulatory commissions.

    The mission of the utility subsidiaries of the Company is to provide high quality, reliable water and wastewater service at an affordable price. There are several keys to continued success in this endeavor: efficient planning and deployment of capital investment, cultivating experienced managers and knowledgeable staff, supporting state-of-the-art water quality programs, and maintaining responsive customer service.


WATER AND WASTEWATER MANAGEMENT SERVICES

American Water Services (AWS) became a wholly owned subsidiary when the Company acquired its joint venture partner's 50 percent interest in AmericanAnglian Environmental Technologies on December 31, 1999. AWS is focused on the growing contract operations segment of the water and wastewater market. It currently manages and operates 175 water and wastewater facilities, providing service to approximately one million people in seven states, six of which states also have communities served by our utility subsidiaries.


WATER RESOURCE MANAGEMENT

American Water Resources is a subsidiary formed to invest in water and wastewater related products and services that provide value to our customers and shareholders.

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------
ANALYSIS OF GROWTH IN AMERICAN WATER WORKS COMPANY'S
INVESTMENT IN SUBSIDIARIES



(000)                                             1999         1998         1997
================================================================================
Investment in subsidiaries at December 31   $1,819,412   $1,708,659   $1,556,631
Investment in subsidiaries at January 1      1,708,659    1,556,631    1,438,681
--------------------------------------------------------------------------------
Change during the year                      $  110,753   $  152,028   $  117,950
                                            ====================================
Sources of additional investment
  Undistributed earnings of subsidiaries    $   37,677   $   49,481   $   49,802
  Investment in subsidiary securities           73,076      102,547       68,148
--------------------------------------------------------------------------------
  Change during the year                    $  110,753   $  152,028   $  117,950
                                            ====================================
Net income of subsidiaries                  $  166,537   $  168,764   $  152,085
Return on January 1 investment
  in subsidiaries                                 9.7%        10.8%        10.6%
Subsidiaries' common stock dividend
  payout ratio                                     77%          71%          67%
--------------------------------------------------------------------------------
Dividends from subsidiaries                   128,860       119,283      102,283
--------------------------------------------------------------------------------
Parent Company's use of cash
  Preferred dividends                           3,984         3,984        3,984
  Other cash requirements
    (includes merger related cash
    requirements of $12,704 in 1999)           33,185        16,742       14,387
--------------------------------------------------------------------------------
                                               37,169        20,726       18,371
--------------------------------------------------------------------------------
Available for common dividends                 91,691        98,557       83,912
Common dividends declared                      79,370        71,389       66,424
Cash payout ratio                                 87%           72%          79%
Available after dividends                      12,321        27,168       17,488
Parent Company cash at beginning of year       18,042           879           75
--------------------------------------------------------------------------------
                                               30,363        28,047       17,563
Investment in securities of subsidiaries      (73,076)     (102,547)     (68,148)
Notes and advances to subsidiaries, net           692          (672)          10
--------------------------------------------------------------------------------
                                              (42,021)      (75,172)     (50,575)
--------------------------------------------------------------------------------
Net bank borrowings                            46,500       (59,500)      21,400
Proceeds from long-term debt                       --       120,000           --
Intercompany borrowings, net                       --        (3,013)       3,013
Proceeds from common stock, net                40,723        36,227       28,041
Redemption of securities                      (40,500)         (500)      (1,000)
--------------------------------------------------------------------------------
                                               46,723        93,214       51,454
--------------------------------------------------------------------------------
Parent Company cash at end of year          $   4,702    $   18,042   $      879
                                            ====================================



ANALYSIS OF CHANGE IN INCOME


(000)                                             1999         1998         1997
================================================================================
Net income to common stock-current year     $  134,965   $  146,455   $  133,707
Net income to common stock-prior year          146,455      133,707      112,836
--------------------------------------------------------------------------------
Change in income                               (11,490)      12,748       20,871
Change in Parent Company operating cost
  (includes after tax merger costs
  of $6,422 in 1999)                             9,263        3,931       (3,703)
--------------------------------------------------------------------------------
Change in investment income                    ($2,227)  $   16,679   $   17,168
                                            ====================================
Sources of change in investment income
  Additional investment in subsidiaries     $   14,818   $   12,788   $   28,236
  Change in rate of return on investment
    (includes $6,483 of after tax merger
    costs in 1999)                             (17,045)       3,891      (11,068)
--------------------------------------------------------------------------------
Total change in investment income              ($2,227)  $   16,679   $   17,168
                                            ====================================



26


--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



SHARED SERVICES

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


SYSTEM GROWTH AND DEVELOPMENT

ACQUISITIONS OF UTILITY SYSTEMS

Consistent with the Company's growth strategy, management continues to search for opportunities to acquire water and wastewater systems that represent the prospect for enhanced shareholder value.

    The year 1999 began with 23 acquisitions that were awaiting regulatory approval. During the year, contract negotiations for 22 more acquisitions were completed. Of that total of 45 transactions, 21 were finalized during 1999, adding approximately 518,000 new customers.

    The most significant transaction completed in 1999 was the acquisition of National Enterprises Inc. (NEI), a privately owned holding company with operations primarily in the water utility business.
NEI subsidiaries provide water utility service to more than 500,000 customers in Illinois, Indiana, Missouri and New York. Since most of
NEI's customers are in the mid-west this acquisition significantly furthered the Company's strategy of geographic diversification. As a result of the NEI acquisition, the Company also acquired investments in two publicly traded companies, ITC Deltacom and Powertel, and privately owned ITC Holding. See Note 3 to the financial statements for more information about the NEI acquisition.

    At year end there were 24 pending acquisitions for which agreements had been signed, including two transactions of particular significance that will dramatically increase the Company's presence in the western region of the country.

    First, on October 15, 1999 the Company entered into an agreement to acquire all of the water and wastewater sector assets of Citizens
Utilities, a multi-utility holding company. The transaction will be completed by American Water Works and its utility subsidiaries in Arizona, California, Illinois, Indiana, Ohio and Pennsylvania acquiring the water and wastewater sector assets of Citizens and its subsidiaries in those six states. This transaction represents six of the 24 pending acquisitions and will add approximately 305,000 water and wastewater customers for the Company. The largest group of customers being acquired from Citizens are in Arizona, and the addition of those operations will significantly strengthen the Company's opportunities in one of the fastest growing regions in the country.

    Second, on October 28, 1999 the Company executed a definitive agreement to acquire all of the outstanding common stock of SJW Corp.
(SJW), a publicly traded holding company headquartered in San Jose, California. This transaction is subject to approval of SJW Corp.
shareholders. SJW's San Jose Water Company subsidiary serves approximately 216,000 water customers. This acquisition provides entry into San Jose, the 11th largest municipality in the United States, and the Silicon Valley region with high growth potential through acquisitions and favorable demographics. SJW Corp. also owns real estate in San Jose and has an investment in California Water Service
Group.

    The remaining 17 acquisitions for which signed agreements are in hand will add over 41,000 additional customers to the Company's utility subsidiaries.

    More information about pending acquisitions can be found in Note 4 to the financial statements.


CAPITAL SPENDING PROGRAM

Investment in new facilities in 1999 totaled $467 million, which was 6 percent above the 1998 construction expenditures of $439 million.
Construction activity planned for 2000 totals $448 million.


CONSTRUCTION EXPENDITURES BY CATEGORY
(000)                                   1999        1998        1997        1996        1995
============================================================================================
Water plant
  Sources of supply                 $ 18,038    $ 19,744    $ 17,841    $ 12,210    $ 19,235
  Treatment and pumping              114,830     113,725     102,011      84,024     130,922
  Transmission and distribution      191,700     180,545     157,635     131,531     129,619
  Services, meters and fire hydrants  70,998      69,606      64,050      52,982      51,070
  General structures and equipment    66,019      52,347      48,246      31,267      32,496
Wastewater plant                       5,766       3,250       4,646       1,800       1,218
--------------------------------------------------------------------------------------------
                                    $467,351    $439,217    $394,429    $313,814    $364,560
                                    ========================================================

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS




    With the benefit of comprehensive engineering, operational and financial planning, each subsidiary prepares a capital expenditure plan representing a balance of water quality and source of supply initiatives, operational improvements, system growth opportunities, regulatory compliance requirements, and infrastructure replacement needs. The actual expenditures recorded in a given year are influenced by many factors including the timing of required governmental approvals of projects, weather conditions, availability of labor resources, and equipment and material deliveries. It is anticipated that approximately $2.2 billion will be invested in new facilities between now and the end of the year 2004. The full investment in this construction program is expected to be recognized in regulatory decisions.

    Source of supply improvements accounted for approximately 4 percent of the year's construction expenditures. Projects included the completion of new groundwater sources in Jeffersonville, Indiana; Warrensburg, Missouri; San Marino, California; Hampton, New Hampshire and Peoria, Illinois. Progress continued in 1999 on significant source of supply projects in St. Joseph, Missouri and Fayette County, West Virginia. Structural and hydraulic dam upgrades were completed in Greenwich, Connecticut and Joplin, Missouri.

    Investment in treatment and pumping facilities comprised approximately 25 percent of the 1999 construction expenditures. A new water treatment plant was completed in Jeffersonville, Indiana in support of a major regional supply project. A new plant was constructed in Dallas Township, Pennsylvania near Wilkes-Barre to replace an aging plant. Water treatment plant upgrades were completed in Huntington and Charleston, West Virginia to replace aging infrastructure, improve water quality and support continuing water system regionalization efforts. Other plant upgrades were completed in Greenwich, Connecticut; Ashtabula, Ohio; Chattanooga, Tennessee; Lexington, Kentucky; Peoria and Pekin, Illinois and Brownsville, Pennsylvania. Significant treatment and pumping projects continued in St. Joseph, Warrensburg and Mexico, Missouri; Alton, Illinois; Fayette County, West Virginia; Norristown and New Castle, Pennsylvania; and Hopewell, Virginia.

    Transmission and distribution facilities accounted for approximately 41 percent of the 1999 construction expenditures. Prominent projects include continuing regionalization efforts in Putnam and Boone Counties, West Virginia and transmission, pumping and storage related projects in Alton and East St. Louis, Illinois; Bel Air, Maryland; Thousand Oaks, California; Parkville, Missouri; Gary, Indiana; Chattanooga, Tennessee and Scranton, Pennsylvania. Significant capital expenditures occurred across a large number of service areas for distribution system improvements. These projects improve existing service conditions, provide service to new areas and allow full utilization of existing source of supply and treatment facilities between neighboring water systems.

    The Company's formal planning process involves a comprehensive evaluation by each utility subsidiary of all aspects of public water supply. This includes reviews of source water supply reliability, adequacy of water treatment facilities and distribution systems, and the potential for regional water supply solutions and acquisition. In 1999 planning reports were prepared for the Johnson County, Terre Haute, Muncie and Richmond service territories in Indiana; Hampton, New Hampshire; Bangor, Kane, Ellwood City and New Castle service areas in Pennsylvania; Paradise Valley, Arizona; San Marino, Thousand Oaks and Coronado, California; Atlantic, Burlington, Camden and Gloucester Counties in New Jersey and Chattanooga, Tennessee. Studies are underway for subsidiaries in California, Hawaii, Illinois, Indiana, Kentucky, Massachusetts, New Jersey, New York, Pennsylvania, Virginia and West Virginia. These continuing studies encompass 49 service areas.


CONDEMNATIONS OF UTILITY SYSTEMS

In November 1998 the City of Chattanooga, Tennessee, began an effort to condemn the assets of Tennessee-American Water Company through an eminent domain proceeding. The Company responded with a vigorous and ultimately successful defense that led to a settlement between the two parties in October 1999. The City Council rescinded its resolution authorizing the takeover and withdrew its condemnation litigation. In return, Tennessee-American and the City obtained the approval of the Tennessee Regulatory Authority to lower fire hydrant fees significantly over two years.

    The support of Tennessee-American by a vast majority of Chattanoogans was a key factor in the outcome of the 11-month campaign against the takeover. The basis of that support, however, was equally important: the Company's long-standing record of delivering quality water and service at a reasonable price.

    During the campaign, the Company won an important legal victory. A Chancery Court ruled that Tennessee-American had a state franchise, issued in the mid-1800s, to operate in Chattanooga. That ruling rebutted a city claim that the company was "trespassing."

    The City and Tennessee-American reached an agreement shortly after this ruling and pledged their mutual cooperation in the area's economic development. The City has appealed the Chancery Court's decision that Tennessee-American has a perpetual franchise. As part of the settlement the City has agreed to grant Tennessee-American a 25-year franchise if its appeal is successful.

    In Illinois, the cities of Pekin and Peoria are considering acquiring, by eminent domain or otherwise, the utility assets of Illinois-American Water Company that are used to provide water service to their respective communities. As with Tennessee-American, Illinois-American plans to vigorously contest litigation relating to the proposed taking by the City of Peoria. The Company also continues its efforts to dissuade the City of Pekin from pursuing the acquisition.

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------



WATER AND WASTEWATER MANAGEMENT SERVICES

American Water Services (AWS) was created when the Company purchased Anglian Water's 50% interest in AmericanAnglian Environmental Technologies for $32 million on December 31, 1999. The mission of AWS is to provide wastewater and water utility operational and management services to clients in the United Sates on an unregulated basis. The business will focus on providing wastewater services to the over 1,000 communities already served by utility subsidiaries. This will complement the water services being provided and generate synergies for existing and future customers. The business will also pursue new opportunities to provide full-service water management solutions, from intake to outfall, for communities not currently served by the American Water System.

    The current market for contract services is $1.5 billion in annual revenues and is anticipated to grow at an average annual rate of 16% for the foreseeable future. Competition within this market continued to be very active in 1999 and should continue to grow as this market expands. Several foreign competitors have established market share in the United States market which has intensified the competitiveness of this business.

    American Water Works' purchase of the remaining share of the AmericanAnglian joint venture reflects the Company's intention to be a key player within the full-service water and wastewater management market. The ability of AWS to be competitive and to actively participate in this market's growth will be significantly enhanced through this acquisition. AWS is the seventh largest operations and maintenance contractor in the United States.

    In 1999 AWS developed and signed new wastewater operations contracts with Scranton, Pennsylvania; Strongsville, Ohio; and Moore County in North Carolina. These contracts provided additional wastewater credentials and expanded the presence of the business into new geographic areas.


RESULTS OF OPERATIONS

The Company's experience in assessing the impact of inflation on its business indicates that with timely rate increases authorized by regulators, revenue will likely keep pace with inflation. Inflation did not significantly impact the Company's financial position or results of operations in 1997 through 1999, and it is not expected to materially affect 2000 results.

OPERATING REVENUES
(000)                          1999          1998          1997
===============================================================
Water service            $1,236,377    $1,179,217    $1,116,465
Wastewater service           24,480        20,820        14,909
---------------------------------------------------------------
                         $1,260,857    $1,200,037    $1,131,374
                         ======================================


OPERATING REVENUES

Revenues in 1999 totaled $1.261 billion and were 5% above those for 1998, reflecting increased sales volume due to customer growth, acquisitions and rate increases authorized for various subsidiaries in 1999 and the latter part of 1998. The volume of water sold increased 3% to 344.7 billion gallons in 1999 compared with 1998.

    Rate authorizations adjusted the water service rates in effect for nine utility subsidiaries during 1999. These authorizations are expected to increase annual revenues by $59.3 million. Operating revenues for 1999 included approximately $15.8 million which resulted from these rate orders.

    Nine applications requesting additional annual revenues of $28.3 million are awaiting regulatory decisions. Of these the largest single request is Missouri-American Water Company's request of $16.4 million, which is primarily related to the new water treatment plant in St. Joseph.

    Revenues of $1.200 billion in 1998 were 6% above those for 1997. Nine utility subsidiaries received rate orders in 1998, authorizing increases in annual revenues aggregating $16.7 million. Operating revenues for 1998 included approximately $8.3 million which resulted from these rate orders. The 334.2 billion gallons of water sold in 1998 was slightly above sales in 1997.


PERCENTAGE OF REVENUES BY CUSTOMER CLASS
                                           1999    1998    1997
===============================================================
Residential                               58.2%   57.6%   58.2%
Commercial                                20.8%   20.8%   20.8%
Industrial                                 6.2%    6.5%    6.5%
Public and other                          11.9%   12.2%   12.2%
Other water revenues                       1.0%    1.2%    1.0%
Wastewater service                         1.9%    1.7%    1.3%
---------------------------------------------------------------
                                         100.0%  100.0%  100.0%
                                         ======================


RESIDENTIAL

Residential water service revenues in 1999 amounted to $734.0 million, an increase of 6% over those for 1998. This 1999 revenue improvement followed an increase of 5% in 1998. The volume of water sold to residential customers increased by 4% in 1998 to 175.5 billion gallons. The average unit price of residential water increased by 2% in 1999 and by 5% in 1998.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



COMMERCIAL

Revenues from commercial customers in 1999 rose by 5% to $262.9 million, following an increase of 6% in 1998. Commercial customers purchased 81.9 billion gallons of commercial water in 1999, 3% more than in 1998. The average unit price of commercial water increased by 2% in 1999, down from a 5% increase in 1998.


INDUSTRIAL

Industrial water use of 45.9 billion gallons in 1999 was 1% lower than in 1998. Revenues from industrial sales of $78.0 million in 1999 were equal to those recorded in 1998 and the average unit price of water increased 1%. In 1998, revenues from industrial sales were 6% above those for 1997 due to a 5% increase in the average unit price of water.


PUBLIC AND OTHER

Public and other revenues in 1999 increased by 2% to $149.5 million following an increase of 7% in 1998. Revenues derived from municipal governments for fire protection services and customers requiring special private fire service facilities totaled $61.6 million in 1999, exceeding 1998 revenue from these customers by 4%. The 41.5 billion gallons of water sold to governmental entities and resale customers in 1999 was 3% greater than the quantities sold in 1998. Revenues generated by these sales totaled $87.9 million and exceeded 1998 revenues by 1%.


PERCENTAGE OF WATER SALES (GALLONS)
BY CUSTOMER CLASS
                                          1999    1998    1997
==============================================================
Residential                              50.9%   50.4%   50.8%
Commercial                               23.8%   23.7%   23.5%
Industrial                               13.3%   13.9%   13.8%
Public and other                         12.0%   12.0%   11.9%
--------------------------------------------------------------
                                        100.0%  100.0%  100.0%
                                        ======================


WASTEWATER SERVICE

Utility subsidiaries provided wastewater service in Hawaii and to portions of the Company's service areas in New Jersey, Pennsylvania, Missouri, West Virginia, Kentucky and Indiana. Revenues from these services amounted to $24.5 million in 1999, $20.8 million in 1998 and $14.9 million in 1997. The growth in wastewater revenues reflects the April 1998 acquisition of the operations in Hawaii.


OPERATING EXPENSES
(000)                               1999       1998       1997
==============================================================
Operation and
  maintenance expenses          $566,948   $536,519   $518,090
Depreciation and amortization    151,641    139,661    121,402
General taxes                    122,674    118,132    110,836
--------------------------------------------------------------
                                $841,263   $794,312   $750,328
                                ==============================


OPERATING EXPENSES

Operating expenses in 1999 increased by 6% to $841.3 million, following a 6% increase in 1998.

    Operation and maintenance expenses totaled $566.9 million in 1999, 6% higher than in 1998. These expenses had increased by 4% in 1998. Excluding $5.6 million of costs related to resisting unwelcome takeover attempts in Tennessee and Illinois, operation and maintenance expenses increased by 4.5% in 1999.

    Associate-related costs, representing 44% of operation and maintenance expenses, increased 2% in 1999 and 1998.

    The primary components of associate-related costs are wage and salary expenses, which were up 1% to $201.3 million in 1999 following a 1% increase in 1998. The number of associates employed at year-end totaled 4,970, which was 3% below the employment level of 5,128 at the close of 1998, which was approximately equal to the 5,110 associates at the end of 1997.

    Group insurance expense, which includes the cost of providing current health care and life insurance benefits as well as the expected cost of providing postretirement benefits, increased by 10% to $42.8 million in 1999 after a 6% increase in 1998. The increased group insurance expense reflects the higher health care costs all large employers have recently encountered.

    Pension expense increased by 3% in 1999 to $6.5 million following a 15% increase in 1998. Pension cost is deferred by certain subsidiaries when it is probable such costs will be recovered in future water service rates as contributions are made to the plan. The increased expense in 1998 reflects higher supplemental pension plan expense.


OPERATION AND MAINTENANCE EXPENSES
(000)                               1999       1998       1997
==============================================================
Associate-related costs         $250,649   $244,695   $238,945
Fuel and power                    48,661     46,332     46,612
Purchased water                   45,404     43,407     44,761
Chemicals                         22,749     23,639     21,795
Waste disposal                    16,137     15,336     14,625
Maintenance materials
  and services                    39,152     36,846     35,204
Operating supplies and services  102,173     86,647     75,484
Customer billing and accounting   26,168     23,846     24,368
Other                             15,855     15,771     16,296
--------------------------------------------------------------
                                $566,948   $536,519   $518,090
                                ==============================


    Expenses associated with the collection, treatment, and pumping of water include the cost of fuel and power, water purchased from other suppliers, chemicals for water treatment and purification, and waste disposal. These costs increased by 3% in 1999 after a 1% rise in 1998.

    The unit cost of water produced was unchanged in 1999, after a 1% increase in 1998.

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------



    Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, increased by 6% in 1999 following a 5% increase in 1998.

    Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment rental charges. These costs increased by 18% in 1999 after a 15% increase in 1998. The expenses in this category in 1999 include $5.6 million of costs connected with the take over attempt of the Company's operations in Chattanooga, Tennessee and Peoria, Illinois.

    Customer billing and accounting expenses increased by 10% in 1999 and decreased by 2% in 1998. The increase in 1999 reflects higher charge-offs of uncollectible customer accounts.

    Depreciation and amortization increased by 9% in 1999 and 15% in 1998. The higher depreciation expense in both years was primarily due to growth in utility plant in service.

    General taxes, which include gross receipts, franchise, property, capital stock, payroll and other taxes, increased by 4% in 1999 after a 7% rise in 1998.

    Gross receipts and franchise taxes, which are a function of revenues, increased by 5% in 1999. Property and capital stock taxes are assessed on the basis of tax values assigned to assets and capitalization. These taxes in 1999 were equal to those in 1998.


OTHER INCOME AND INCOME DEDUCTIONS

Interest expense rose 6% to $178.2 million in 1999 compared to 1998. This expense had increased by 5% in 1998. The increases in 1999 and 1998 can be attributed primarily to an increase in total debt to fund the construction of new water service assets.

    The total allowance for funds used during construction recorded in 1999 was $22.4 million, which was 39% higher than the $16.1 million recorded in 1998. The 1999 increase was the result of the construction of new water service assets. The utility subsidiaries record an allowance for funds used during construction to the extent permitted by the regulatory authorities.

    Merger related costs of $20.5 million in 1999 and $.4 million in 1998 reflect the one-time costs incurred in connection with the NEI merger. These costs consist primarily of severance costs as well as vesting of certain benefits, professional fees and other costs.

    Other income deductions include the Company's share of losses at its former contract management joint venture. This business is now completely under the Company's ownership, and significant improvements in it's operating results are anticipated.


INCOME TAXES

Income taxes decreased by 4% in 1999, following a 9% increase in 1998. Income tax expense in 1999 reflects the decrease in taxable income primarily related to one-time merger related costs. Details regarding the components of the total amount of state and federal income taxes, and a reconciliation of statutory to reported income tax expense are included in Note 11 to the financial statements.


SUMMARY OF TAXES
(000)                                   1999       1998       1997
==================================================================
Gross receipts and franchise taxes  $ 41,839   $ 40,014   $ 38,239
Property and capital stock taxes      53,458     53,705     53,890
Payroll taxes                         18,445     16,911     15,347
Other general taxes                    8,932      7,502      3,360
State income taxes                    14,282     13,575     13,326
Federal income taxes                  77,118     81,973     74,664
------------------------------------------------------------------
                                    $214,074   $213,680   $198,826
                                    ==============================


NET INCOME TO COMMON STOCK

Net income to common stock in 1999 before merger costs was $147.9 million, up slightly from $146.8 million in 1998. In addition, one-time after tax merger costs of $12.9 million and $.4 million were incurred in 1999 and 1998, respectively, in connection with the NEI transaction. After accounting for these merger costs, net income to common stock was $135.0 million in 1999, compared to $146.5 million in 1998 and $133.8 million in 1997.


COMPREHENSIVE INCOME

Other comprehensive income was $59.3 million in 1999, $29.1 million in 1998 and $4.0 million in 1997. The Company's other comprehensive income represents the after tax unrealized gain on passive investments in two publicly traded telecommunications firms, ITC Deltacom and Powertel, acquired in the merger with NEI.

    Comprehensive income was $194.3 million in 1999 compared to $175.6 million in 1998 and $137.8 million in 1997.


CONSOLIDATED CAPITALIZATION
                COMMON   PREFERRED      LONG-TERM
(000)           EQUITY       STOCK           DEBT
=================================================
   1999     $1,634,798     $93,811     $2,431,452
   1998      1,481,611      97,089      2,385,950
   1997      1,341,946      97,663      2,129,228
   1996      1,241,167      99,012      2,006,966
   1995        992,240     100,287      1,642,453
-------------------------------------------------


CONSOLIDATED CAPITALIZATION RATIOS
                COMMON   PREFERRED      LONG-TERM
                EQUITY       STOCK           DEBT
=================================================
   1999            39%          2%            59%
   1998            37%          3%            60%
   1997            37%          3%            60%
   1996            37%          3%            60%
   1995            36%          4%            60%
-------------------------------------------------
Note: Long-term debt includes amounts due within one year.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



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

    The Company's Dividend Reinvestment and Stock Purchase Plan allows shareholders and customers of the utility subsidiaries to purchase up to $5,000 of common stock each month directly from the Company at a 2% discount from the then prevailing market price. The discount may be discontinued by the Company at any time.

    Common stock may also be issued in connection with the continuation of the Company's Dividend Reinvestment and Stock Purchase Plan, the Employees' Stock Ownership Plan, the Savings Plan for Employees and the Long-Term Performance-Based Incentive Plan. The Board of Directors has also authorized management to purchase shares of the Company's common stock to cover the obligations under the employee benefit plans and dividend reinvestment stock purchase plan.

    Utility subsidiary companies fund construction programs and supplement cash flow by borrowing from banks under individual credit lines established annually. The Company and its subsidiaries have committed lines of credit with commercial banks under which they may borrow up to $500 million, of which $240 million was outstanding at December 31, 1999. Ample credit lines are available to provide funds needed for 2000 construction requirements and to maintain bank borrowings not yet refinanced on a long-term basis. Bank borrowings are repaid with the proceeds obtained from selling bonds and preferred stock either publicly or to institutional investors on a private placement basis.


MARKET RISK

The Company is exposed to market risk, including changes in interest rates, certain commodity prices and equity prices. The exposure to changes in interest rates is a result of financing through the issuance of fixed-rate preferred stocks and long-term debt. The following tables provide the principal amounts by period of maturity and the weighted average effective interest rate for all such obligations outstanding in the period for the Company's obligations that are sensitive to interest rate changes. The exposure to equity price risk is generally associated with the Company's investments in equity securities of several telecommunications companies.

INTEREST RATE RISK

                                                                                                 Fair Value at
(000)                      2000       2001      2002      2003     2004   Thereafter     Total   Dec. 31, 1999
==============================================================================================================
Fixed-rate
  long-term debt,
  including current
  portion               $37,932   $160,382  $146,424  $207,919  $64,411   $1,811,044   $2,428,112   $2,332,683
Average interest rate     7.18%      7.15%     7.15%     7.14%    7.11%        7.08%
Fixed-rate preferred
  stocks with
  mandatory redemption
  requirements          $42,031   $    996  $    668  $    608  $   608   $   29,109   $   74,020   $   74,627
Average interest rate     8.31%      8.11%     8.09%     8.15%    8.18%        8.20%

                                                                                                 Fair Value at
(000)                      1999      2000       2001      2002      2003  Thereafter     Total   Dec. 31, 1998
==============================================================================================================
Fixed-rate
  long-term debt,
  including current
  portion               $53,085   $37,826   $163,774  $144,313  $205,709  $1,779,127   $2,383,834   $2,616,269
Average interest rate     7.29%     7.25%      7.22%     7.22%     7.22%       7.18%
Fixed-rate preferred
  stocks with
  mandatory redemption
  requirements          $ 3,198   $41,031   $    956  $    788  $    728  $   30,597   $   77,298   $   86,812
Average interest rate     8.24%     8.31%      8.08%     8.13%     8.15%       8.17%

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------



    During 1999, three subsidiaries issued $30.3 million of mortgage bonds at interest rates between 6.90% and 7.61%. Three subsidiaries issued tax-exempt debt totaling $94.7 million at interest rates between 5.00% and 5.10%. Proceeds from the sale of the bonds were used to repay bank loans, fund construction programs, and to refinance existing debt. The Company and its subsidiaries are currently evaluating alternatives to expand access to the capital markets. By aggregating the financing needs of the Company and its subsidiaries into larger offerings, we will look to access the public markets in addition to the traditional private market. This should offer the prospect for more efficient execution in the capital markets as well as the opportunity to achieve a lower cost of capital on future financings.

    The Company and its subsidiaries plan to fund construction programs, continue acquisitions and repay bank borrowings and maturing bonds with the issuance of approximately $160 million of long-term debt in 2000.
In addition, during 2000 the Company will arrange acquisition financing of approximately $1.2 billion to fund the closing of the SJW and Citizens water and wastewater sector acquisitions. Management intends to fund these transactions permanently through a combination of long-term debt and preferred equity securities. Excluding any short-term borrowings incurred in connection with these pending transactions, the combined amount of bank borrowings and bonds maturing within one year is expected to remain at approximately the current level in 2000. A discussion of the acquisition and capital spending programs begins on page 27.


REGULATION

ECONOMIC

Twenty state commissions regulate the Company's utility subsidiaries. They have broad authority to establish rates for service, prescribe service standards, review and approve rules and regulations and, in most instances, they must approve long-term financing programs, transactions between the utility and affiliated interests, reorganizations, mergers and acquisitions prior to their completion.
The jurisdiction exercised by each commission is prescribed by state legislation and therefore varies from state to state.

    Commissions range in size from three to seven members. The commissioners in Arizona are elected by the voting public. The three directors of the Tennessee Regulatory Authority are appointed by the Governor, the Speaker of the Senate, and the Speaker of the House of Representatives. In Virginia, members of the State Corporation Commission are elected by a joint vote of the two houses of the general assembly. In 1999 a new state regulatory commission in New Mexico was formed consisting of five popularly elected Commissioners from separate districts. All other state commissioners regulating subsidiaries are appointed by the governors of the respective states and the appointments usually require approval by the state legislature. The backgrounds of the individuals serving in these important utility regulatory commissioner positions cover a broad spectrum.

    Economic regulation deals with many competing, and often conflicting, public pressures and policy goals. Rate adjustments normally are initiated by the utility entity. Public hearings, which are economic and service quality fact-finding proceedings, are conducted in a trial-like setting where evidence is submitted, subject to cross examination, which then forms the basis for a commission decision. The purpose of this process is to set rates for service which ensure the financial viability of the utility entity and quality service to customers at reasonable cost. A rate case generally focuses on four areas:

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

    Proceedings involving mergers and acquisitions will focus on the financial effects on the utility, the rate and service impacts on customers and generally whether the transaction is in the public interest.

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

    Additionally, utility subsidiaries with multiple operating districts within a state have pursued single tariff pricing. This is a concept that sets identical rates for service throughout the service territory. It allows simplification of customer service operations, and also reduces the complexity of rate proceedings. This concept also spreads fixed costs over a larger customer base and helps to mitigate adverse rate impacts to customers resulting from necessary capital improvements. It also permits flexibility in timing of utility subsidiary financing. Single tariff pricing is now in effect in Connecticut, Illinois, Missouri, New Jersey, Ohio, Pennsylvania and West Virginia.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



    During the past year, regulatory commissions authorized nine subsidiaries to increase rates for service by an annual amount of $59.3 million. In most of these decisions the primary factor for these price increases was to reflect a return on the investment made for essential water service facilities.

    In Indiana, Pennsylvania and Maryland the subsidiary companies were able to reach commission approved agreements which resulted in rate relief earlier than would have been the case under ordinary procedures. For example, on July 1, 1999, the Indiana Utility Regulatory Commission approved a settlement which provided Indiana-American Water Company a revenue increase of $13.25 million (over 90% of the original requested increase of 21%), further movement toward single tariff pricing, and rate recognition of $55.3 million in investment related to the Southern Indiana Regional Water Supply Project. An additional increase of $969,000 went into effect in Indiana on January 1, 1999 for the second step of a case that was settled in 1998. Likewise, pursuant to stipulation, on May 28, 1999 Maryland-American received approval of a general increase of $360,000 (95% of the original request) and a step increase of $293,000 to be effective in mid-2000. The order allows recognition of improvements in the Winter's Run Water Treatment facility approximately three months earlier than the statutory date. On December 16, 1999, Pennsylvania-American Water Company received an increase of $24.6 million with an effective date approximately 45 days earlier than would have resulted from a fully litigated process.

    California-American Water Company received orders effective January 1, 1999 authorizing step increases for the Los Angeles and Monterey divisions providing for increased revenues of $314,000 and $466,000, respectively. In addition, a general rate case for the Monterey division was resolved by settlement between the parties resulting in an allowed increase in rates of $875,000 (3.92%), on an annual basis beginning in 2000; $444,500 (1.99%), in 2001; and $508,300 (2.15%), in
2002. In addition, a step increase was filed for the Los Angeles division requesting additional revenues of $376,800 (2.49%) over present revenues which will become effective in January 2000. The Monterey general rate case also resulted in agreements between the parties concerning special requests providing for recovery of expenses related to conservation programs, emergency water treatment projects, catastrophic events, and rationing programs. In addition, the company filed for an offset rate increase for its Coronado division for $626,260 related to a purchase water offset, which will become effective on April 1, 2000. California-American will also recover $526,000 related to an under-collection in its purchase water balancing account through use of a surcharge, which also will become effective on April 1, 2000.

    Arizona-American received an order from the Commission on July 14, 1999 authorizing the company to increase present rates by approximately $811,000 or 20.08%. Approximately one half of this amount is related to recovery of certain Central Arizona Project (CAP) expenses.

    Effective April 6, 1999 the New Jersey Board of Public Utilities approved a revenue increase of $13.08 million. The order resulted in part from settlement negotiations among the parties that resolved certain issues. The impact of the decision resulted in partial recognition of the acquisition adjustment related to the purchase of the Howell Township Water System and also initiated a formal proceeding to further review guidelines for acquisitions and related policies.

    The West Virginia Public Service Commission approved automatic rate increases that were negotiated as part of a joint settlement of West Virginia-American's last general rate case. The first increase of 4.5% became effective on January 1, 2000 and the second increase of 3% is scheduled to become effective on January 1, 2001. In addition, "Special Project" step increases were approved, which provide for revenue increases associated with the company's investment in phase II of the Huntington Treatment Plant improvements.

    New York-American Water Company received a rate increase on August 1, 1999, which is the second phase of a three-step rate proceeding. The first-step increase was received on August 1, 1998 and another increase will occur on August 1 of the year 2000.


ADDITIONAL ANNUAL REVENUES AUTHORIZED BY RATE DECISIONS
(000)                       1999     1998      1997
===================================================
Arizona                  $   811  $    --   $   739
California                   780       --     1,354
Illinois                      --      750     7,301
Indiana                   14,219    2,000     6,443
Iowa                          --    1,836        --
Kentucky                      --       --     1,050
Maryland                     360       --        31
Michigan                      --       80        --
Missouri                      --    3,800    10,029
New Jersey                13,083       --     2,157
New Mexico                    --      790        --
New York                     100      440        --
Ohio                          --      733       952
Pennsylvania              24,600       --    27,450
Virginia                     776       --       717
West Virginia              4,522    6,287     2,698
---------------------------------------------------
                         $59,251  $16,716   $60,921
                         ==========================

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------



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

    All environmental regulations promulgated under these statutes are adopted by the United States Environmental Protection Agency (EPA). Its broad operating experience, state of the art water quality laboratory and research efforts afford the American Water System the unique opportunity to assist the EPA in developing the most practical regulation possible.

    During 1999, the American Water System compliance record was outstanding. Health regulators were again very pleased with American subsidiaries' performance and customer surveys showed satisfaction with water quality and service. Still, the American Water System recognizes that further improvements are possible, and supports new regulations aimed at providing an even higher level of protection to consumers and the environment.

    American Water Works water utility subsidiaries are aggressively pursuing the standards set for the Partnership for Safe Water. This partnership is a voluntary cooperative effort between the EPA and state health officials, and water utilities. Joining the partnership means a commitment to producing an extremely high quality water as determined by the program. Attaining the objectives results in being given an EPA award. Many American Water System plants have already achieved this award, and the others are expected to do so in 2000.

    The EPA continues to reduce the allowable amounts of disinfection by-products in drinking water. In December 1998, EPA finalized a new regulation, lowering those allowable limits, and is currently working on a plan to lower them even more. Consequently, the trend to use less chlorine in water treatment will continue. The Company follows this regulatory process very closely, and is exploring all the possible alternatives to chlorine, if such a step is necessary.

    Future EPA drinking water regulations will concentrate on microbial waterborne diseases, caused by Cryptosporidium and viruses, and also potent carcinogens like arsenic as well as several pesticides. The American Water System is intensively studying these and other contaminants and will be able to assess the impact of future regulation and will be ready to comply before it is required.

    All waste from the utility subsidiaries' water treatment processes are either recycled or disposed. Solid wastes are disposed in accordance with current best practices, and with the proper permits from the authorities. Wastewaters are discharged to a river or a sewer in accordance with state permits, or are recycled. All these activities are conducted in compliance with regulations.


YEAR 2000 ISSUES

    Preparing for Year 2000 was a high priority for the Company. The successful completion of the Company's Year 2000 compliance program included the implementation of new financial and customer service software, as well as upgrading and replacing computers and other equipment. There have been no operational or information system failures or problems resulting from the roll over of the date to 2000.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



NEW ACCOUNTING STANDARDS

In 2001, the Company will adopt Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This statement establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 was issued by the Financial Accounting Standards Board in June of 1998 and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133, as amended by SFAS 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," requires adoption on January 1, 2001. This new accounting standard is not expected to have any effect on the Company's financial position or results of operations as the Company has no significant derivative instruments or hedging activities.


FORWARD LOOKING INFORMATION

Forward looking statements in this report, including, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives, advertising and promotional efforts; existence of adverse publicity or litigation; changes in business strategy or plans; quality of management; availability, terms and development of capital; business abilities and judgment of personnel; changes in, or the failure to comply with governmental regulations; and other factors described in filings of the Company with the SEC. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------







--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS



TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
AMERICAN WATER WORKS COMPANY, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income and of retained earnings, of cash flows, of capitalization and of common stockholders' equity present fairly, in all material respects, the financial position of American Water Works Company, Inc. and Subsidiary Companies at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP
    Thirty South Seventeenth Street
    Philadelphia, Pennsylvania

    February 1, 2000

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
(Dollars in thousands)



At December 31,                                          1999             1998
==============================================================================
ASSETS
  Property, plant and equipment
  Utility plant - at original cost
    less accumulated depreciation                  $4,939,408      $ 4,613,027
  Utility plant acquisition adjustments, net           51,697           55,097
  Nonutility property, net of
    accumulated depreciation                           36,265           32,367
  Excess of cost of investments in
    subsidiaries over book equity
    at acquisition, net                                57,118           24,431
------------------------------------------------------------------------------
Total property, plant and equipment                 5,084,488        4,724,922
------------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                            43,100           39,877
  Customer accounts receivable                         91,353           85,018
  Allowance for uncollectible accounts                 (2,346)          (2,263)
  Unbilled revenues                                    78,205           75,943
  Miscellaneous receivables                            10,936            9,308
  Materials and supplies                               20,058           16,786
  Deferred vacation pay                                 8,951           10,127
  Restricted funds                                     14,558           11,917
  Other                                                13,866           13,513
------------------------------------------------------------------------------
Total current assets                                  278,681          260,226
------------------------------------------------------------------------------
Regulatory and other long-term assets
  Regulatory asset - income taxes
    recoverable through rates                         214,349          218,527
  Other investments                                   181,579           79,195
  Debt and preferred stock expense                     48,289           45,645
  Deferred pension expense                             32,872           27,011
  Deferred postretirement benefit expense              10,264           12,538
  Deferred treatment plant costs                        5,811            6,873
  Deferred tank painting costs                         14,178           13,558
  Restricted funds                                      6,557           10,935
  Other                                                75,138           59,228
------------------------------------------------------------------------------
Total regulatory and other long-term assets           589,037          473,510
------------------------------------------------------------------------------
TOTAL ASSETS                                       $5,952,206       $5,458,658
                                                   ===========================

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------



                                                           1999           1998
==============================================================================
CAPITALIZATION AND LIABILITIES
Capitalization
  Common stockholders' equity                        $1,634,798     $1,481,611
  Preferred stocks with mandatory
    redemption requirements                              40,000         40,000
  Preferred stocks without mandatory
    redemption requirements                              11,673         11,673
  Preferred stocks of subsidiaries with
    mandatory redemption requirements                    34,020         37,298
  Preferred stocks of subsidiaries without
    mandatory redemption requirements                     8,118          8,118
  Long-term debt
    American Water Works Company, Inc.                  211,000        216,500
    Subsidiaries                                      2,182,097      2,115,687
------------------------------------------------------------------------------
Total capitalization                                  4,121,706      3,910,887
------------------------------------------------------------------------------
Current liabilities
  Bank debt                                             239,864         88,590
  Current portion of long-term debt                      38,355         53,763
  Accounts payable                                       67,064         63,272
  Taxes accrued, including federal income                16,030         23,628
  Interest accrued                                       43,672         41,863
  Accrued vacation pay                                    9,581         10,613
  Other                                                  77,142         51,400
------------------------------------------------------------------------------
Total current liabilities                               491,708        333,129
------------------------------------------------------------------------------
Regulatory and other long-term liabilities
  Advances for construction                             207,891        191,738
  Deferred income taxes                                 610,460        535,106
  Deferred investment tax credits                        40,585         41,976
  Accrued pension expense                                63,095         51,690
  Accrued postretirement benefit expense                 12,471         12,257
  Other                                                  29,453         27,474
------------------------------------------------------------------------------
Total regulatory and other long-term liabilities        963,955        860,241
------------------------------------------------------------------------------
Contributions in aid of construction                    374,837        354,401
------------------------------------------------------------------------------
Commitments and contingencies                                --             --
------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                 $5,952,206     $5,458,658
                                                     =========================

The accompanying notes are an integral part of these financial statements.

The results presented in 1999 and the restated results for 1998 reflect the pooling of interests method of accounting to recognize the acquisition of National Enterprises Inc.

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
AND OF RETAINED EARNINGS
(Dollars in thousands, except per share amounts)



For the years ended December 31,                1999         1998         1997
==============================================================================
CONSOLIDATED INCOME AND
COMPREHENSIVE INCOME

Operating revenues                        $1,260,857   $1,200,037   $1,131,374
------------------------------------------------------------------------------
Operating expenses
  Operation and maintenance                  566,948      536,519      518,090
  Depreciation and amortization              151,641      139,661      121,402
  General taxes                              122,674      118,132      110,836
------------------------------------------------------------------------------
                                             841,263      794,312      750,328
------------------------------------------------------------------------------
Operating income                             419,594      405,725      381,046

Other income (deductions)
  Interest                                  (178,215)    (168,779)    (161,437)
  Allowance for other funds used
    during construction                       11,849        9,803        7,035
  Allowance for borrowed funds used
    during construction                       10,577        6,312        5,258
  Amortization of debt expense                (2,754)      (2,494)      (2,148)
  Preferred dividends of subsidiaries         (3,311)      (3,408)      (3,522)
  Merger related costs                       (20,535)        (352)          --
  Other, net                                  (6,856)        (820)        (551)
------------------------------------------------------------------------------
                                            (189,245)    (159,738)    (155,365)
------------------------------------------------------------------------------
Income before income taxes                   230,349      245,987      225,681
Provision for income taxes                    91,400       95,548       87,990
------------------------------------------------------------------------------
Net income                                   138,949      150,439      137,691
Dividends on preferred stocks                  3,984        3,984        3,984
------------------------------------------------------------------------------
Net income to common stock                   134,965      146,455      133,707
------------------------------------------------------------------------------

Other comprehensive income
  Unrealized gains on securities             102,604       47,083        5,348
  Income taxes on other comprehensive
    income                                   (43,281)     (17,959)      (1,334)
------------------------------------------------------------------------------
Other comprehensive income, net               59,323       29,124        4,014
------------------------------------------------------------------------------
Comprehensive income                      $  194,288   $  175,579   $  137,721
                                          ====================================

Average shares of basic common
  stock outstanding                           96,544       95,234       94,080
Basic and diluted earnings per common
  share on average shares outstanding     $     1.40   $     1.54   $     1.42
                                          ====================================

CONSOLIDATED RETAINED EARNINGS
Balance at beginning of year              $  945,434   $  870,368   $  803,085
Add: net income                              138,949      150,439      137,691
------------------------------------------------------------------------------
                                           1,084,383    1,020,807      940,776
------------------------------------------------------------------------------
Deduct: dividends paid
  Preferred stock                              3,528        3,528        3,528
  Preference stock                               456          456          456
  Common stock - $.86 per share in 1999,
    $.82 per share in 1998, $.76 per
    share in 1997                             76,479       65,781       60,084
  National Enterprises Inc. common stock       2,891        5,608        6,340
------------------------------------------------------------------------------
                                              83,354       75,373       70,408
------------------------------------------------------------------------------
Balance at end of year                    $1,001,029   $  945,434   $  870,368
                                          ====================================


The accompanying notes are an integral part of these financial statements.

The results presented in 1999 and the restated results for 1998 and 1997 reflect the pooling of interests method of accounting to recognize the acquisition of National Enterprises Inc.

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)



For the years ended December 31,                1999         1998         1997
==============================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                  $138,949     $150,439     $137,691
Adjustments
  Depreciation and amortization              151,641      139,661      121,402
  Provision for deferred income taxes         31,411       29,922       33,925
  Provision for losses on accounts
    receivable                                 7,731        6,832        7,468
  Allowance for other funds used
    during construction                      (11,849)      (9,803)      (7,035)
  Employee stock plan expenses                 5,185        5,648        6,301
  Employee benefit expenses greater
    (less) than funding                        4,217       (1,848)       1,427
  Deferred tank painting costs                (3,349)      (4,081)      (1,733)
  Deferred rate case expense                  (2,024)      (1,894)      (2,219)
  Deferred treatment plant costs               2,075       (1,803)      (2,654)
  Amortization of deferred charges            13,985       10,709        9,388
  Other, net                                  (3,427)      (5,640)      (2,059)
  Changes in assets and liabilities,
    net of effects from acquisitions
    Accounts receivable                      (10,934)     (16,327)      (8,640)
    Unbilled revenues                         (2,262)      (4,064)      (1,962)
    Other current assets                      (1,978)      (1,130)      (2,902)
    Accounts payable                          (3,150)      13,208        6,986
    Taxes accrued, including federal income   (8,751)       5,591        3,953
    Interest accrued                           1,809        4,212        1,225
    Other current liabilities                 20,113       (7,437)       8,517
------------------------------------------------------------------------------
Net cash from operating activities           329,392      312,195      309,079
------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures                   (467,351)    (437,627)    (394,429)
Allowance for other funds used during
  construction                                11,849        9,803        7,035
Acquisitions                                 (41,764)     (46,203)      (3,072)
Proceeds from the disposition of property,
  plant and equipment                          2,703        1,484        3,952
Removal costs from property, plant and
  equipment retirements                      (15,409)      (7,543)     (10,824)
Restricted funds                               1,737      (14,786)       8,321
------------------------------------------------------------------------------
Net cash used in investing activities       (508,235)    (494,872)    (389,017)
------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                 128,332      330,174      208,700
Proceeds from common stock, net of
  issuance costs                              36,617       29,942       23,040
Net borrowings (repayments) under
  line-of-credit agreements                  150,024      (46,172)     (12,628)
Advances and contributions for
  construction, net of refunds                43,121       38,719       36,888
Debt issuance costs                           (5,376)      (8,070)      (4,762)
Repayment of long-term debt                  (82,830)     (75,042)     (86,438)
Redemption of preferred stocks                (3,278)      (2,438)      (1,349)
Dividends paid                               (83,354)     (75,373)     (70,408)
Purchase of common stock for treasury         (1,190)          --           --
------------------------------------------------------------------------------
Net cash from financing activities           182,066      191,740       93,043
------------------------------------------------------------------------------
Net increase in cash and cash equivalents      3,223        9,063       13,105
Cash and cash equivalents at
  beginning of year                           39,877       30,814       17,709
------------------------------------------------------------------------------
Cash and cash equivalents at end of year    $ 43,100     $ 39,877     $ 30,814
                                            ==================================
Cash paid during the year for:
  Interest, net of capitalized amount       $180,475     $169,044     $162,332
                                            ==================================
  Income taxes                              $ 69,015     $ 75,510     $ 67,605
                                            ==================================


Common stock issued in lieu of cash in
connection with the Employee Stock Ownership
Plan, the Savings Plan for Employees and the Long-Term Performance-Based Incentive Plan totaled $5,428 in 1999, $6,854 in 1998 and
$5,438 in 1997. Capital lease obligations of $1,590 were recorded in 1998.

The accompanying notes are an integral part of these financial statements.

The results presented in 1999 and the restated results for 1998 and 1997 reflect the pooling of interests method of accounting to recognize the acquisition of National Enterprises Inc.

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CAPITALIZATION
(Dollars in thousands, except per share amounts)



At December 31,                                            1999           1998
==============================================================================
COMMON STOCKHOLDERS' EQUITY:
  Common stock -- $1.25 par value, authorized
    300,000,000 shares, outstanding 97,303,759
    shares in 1999 and 95,831,790 shares
    in 1998                                          $  121,630     $  119,789
  Paid-in capital                                       424,434        384,255
  Retained earnings                                   1,001,029        945,434
  Accumulated other comprehensive income                 92,461         33,138
  Unearned compensation                                  (1,056)          (980)
  Treasury stock at cost -- 109,675 shares in
    1999 and 800 shares in 1998                          (3,700)           (25)
------------------------------------------------------------------------------
                                                      1,634,798      1,481,611
------------------------------------------------------------------------------

At December 31, 1999, common shares reserved for issuance in connection with the Company's stock plans were 80,865,863 shares for the Stockholder
Rights Plan, 4,214,504 shares for the Dividend
Reinvestment and Stock Purchase Plan, 597,627 shares for the Employees' Stock Ownership Plan,
597,925 shares for the Savings Plan for Employees and 296,347 shares for the Long-Term
Performance-Based Incentive Plan.  During 1999,
108,875 shares were acquired and placed into treasury in connection with the Long-Term
Performance-Based Incentive Plan and 800 shares were placed into treasury as a result of the NEI merger.

PREFERRED STOCKS WITH MANDATORY REDEMPTION REQUIREMENTS:
  Cumulative preferred stock - $25 par value,
    authorized 1,770,000 shares
  8.5% series (non-voting), outstanding
    1,600,000 shares, due for redemption at
    par value on December 1, 2000                        40,000         40,000
------------------------------------------------------------------------------

PREFERRED STOCKS WITHOUT MANDATORY REDEMPTION REQUIREMENTS:
  Cumulative preferred stock - $25 par value
    5% series (one-tenth of a vote per share),
    outstanding 101,777 shares                            2,544          2,544
  Cumulative preference stock - $25 par value,
    authorized 750,000 shares
    5% series (non-voting), outstanding 365,158
    shares                                                9,129          9,129
  Cumulative preferential stock - $35 par value,
    authorized 3,000,000 shares
    (one-tenth of a vote per share), no
    outstanding shares                                       --             --
------------------------------------------------------------------------------
                                                         11,673         11,673
------------------------------------------------------------------------------

PREFERRED STOCKS OF SUBSIDIARIES:
  Dividend rate
    3.9% to less than 5%                                  4,917          5,931
    5% to less than 6%                                    4,726          5,285
    6% to less than 7%                                    1,559          1,823
    7% to less than 8%                                    4,034          4,084
    8% to less than 9%                                   23,350         24,370
    9% to less than 10%                                   3,272          3,503
    10% to less than 11%                                    280            420
------------------------------------------------------------------------------
                                                         42,138         45,416
------------------------------------------------------------------------------


Preferred stock agreements of certain subsidiaries require annual sinking fund payments in varying amounts and permit redemption at various prices at the option of the subsidiaries on thirty days notice, or, in the event of involuntary liquidation, at par value plus accrued dividends.
Sinking fund payments for the next five years will amount to $2,031 in 2000, $996 in 2001, $668 in
2002, $608 in 2003 and $608 in 2004.

Redemptions of preferred stock amounted to $3,278 in 1999 and $2,438 in 1998.

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------


                                                  CURRENT
                                               MATURITIES         1999         1998
===================================================================================
LONG-TERM DEBT OF
AMERICAN WATER WORKS COMPANY, INC.:
  7.41% Series C debentures, due May 1, 2003           --   $   81,000   $   81,000
  6.21% Series D debentures, due July 2, 2001          --       50,000       50,000
  6.28% Series D debentures, due July 2, 2002          --       10,000       10,000
  6.28% Series D debentures, due July 2, 2003          --       45,000       45,000
  6.32% Series D debentures, due July 2, 2004          --       15,000       15,000
  7.02% Senior Notes, due August 1, 2005               --       10,000       10,000
  6.34% Installment loan due September 1, 2001         --           --        5,500
-----------------------------------------------------------------------------------
                                                       --      211,000      216,500
-----------------------------------------------------------------------------------

LONG-TERM DEBT OF SUBSIDIARIES:
  Interest rate
    1% to less than 2%                            $   250        8,486        5,880
    3% to less than 4%                                 39          393          433
    4% to less than 5%                                424        3,994        4,418
    5% to less than 6%                                 52      459,304      370,685
    6% to less than 7%                                420      513,628      511,257
    7% to less than 8%                              1,141      711,221      703,361
    8% to less than 9%                              1,100      177,900      179,000
    9% to less than 10%                            30,609      249,555      280,164
    10% to less than 11%                            3,897       54,699       58,596
-----------------------------------------------------------------------------------
                                                   37,932    2,179,180    2,113,794
  Capital leases                                      423        2,917        1,893
-----------------------------------------------------------------------------------
                                                  $38,355    2,182,097    2,115,687
-----------------------------------------------------------------------------------
                                                            $4,121,706   $3,910,887
                                                            =======================

Maturities of long-term debt of subsidiaries, including sinking fund requirements, during the next five years will amount to $38,355 in 2000, $108,833 in 2001, $134,827 in 2002, $80,357 in
2003 and $47,752 in 2004.

Long-term debt of subsidiaries is substantially secured by utility plant and by a pledge of certain securities of subsidiaries and affiliates.

The accompanying notes are an integral part of these financial statements.

The results presented in 1999 and the restated results for 1998 reflect the pooling of interests method of accounting to recognize the acquisition of National Enterprises Inc.

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share amounts)

                                                                                              Accumulated
                                                                                                    Other       Common
                                                                     Unearned                      Compre-       Stock-
                              Common Stock       Paid-in    Retained   Compen-   Treasury Stock   hensive      holders'
                            Shares  Par Value    Capital    Earnings   sation   Shares  At Cost    Income       Equity
======================================================================================================================
BALANCE AT
DECEMBER 31, 1996       93,358,302   $116,698   $322,193    $803,085   ($784)      800     ($25)       --   $1,241,167

  Net income                    --         --         --     137,691      --        --       --        --      137,691
  Dividend reinvestment    291,236        364      6,235          --      --        --       --        --        6,599
  Stock purchase           555,109        693     11,777          --      --        --       --        --       12,470
  Employees' stock
    ownership plan         134,182        168      2,761          --      --        --       --        --        2,929
  Savings plan for
    employees              222,940        279      4,741          --      --        --       --        --        5,020
  Incentive plan            60,843         76      2,420          --     (32)       --       --        --        2,464
  Other comprehensive
    income                      --         --         --          --      --        --       --     4,014        4,014
  Dividends:
    Preferred stocks            --         --         --      (3,984)     --        --       --        --       (3,984)
    Common stock                --         --         --     (66,424)     --        --       --        --      (66,424)
----------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1997       94,622,612    118,278    350,127     870,368    (816)      800      (25)    4,014    1,341,946

  Net income                    --         --         --     150,439      --        --       --        --      150,439
  Dividend reinvestment    249,250        312      7,082          --      --        --       --        --        7,394
  Stock purchase           600,036        750     17,267          --      --        --       --        --       18,017
  Employees' stock
    ownership plan          95,499        119      2,903          --      --        --       --        --        3,022
  Savings plan for
    employees              193,943        242      5,593          --      --        --       --        --        5,835
  Incentive plan            70,450         88      1,283          --    (164)       --       --        --        1,207
  Other comprehensive
    income                      --         --         --          --      --        --       --    29,124       29,124
  Dividends:
    Preferred stocks            --         --         --      (3,984)     --        --       --        --       (3,984)
    Common stock                --         --         --     (71,389)     --        --       --        --      (71,389)
----------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1998       95,831,790    119,789    384,255     945,434    (980)      800      (25)   33,138    1,481,611

  Net income                    --         --         --     138,949      --        --       --        --      138,949
  Dividend reinvestment    291,808        365      7,896          --      --        --       --        --        8,261
  Stock purchase           839,288      1,050     22,714          --      --        --       --        --       23,764
  Employees' stock
    ownership plan         109,932        137      3,040          --      --        --       --        --        3,177
  Savings plan for
    employees              200,153        251      5,699          --      --        --       --        --        5,950
  Incentive plan            30,788         38        830          --     (76)       --       --        --          792
  Other comprehensive
    income                      --         --         --          --      --        --       --    59,323       59,323
  Treasury stock                --         --         --          --      --   108,875   (3,675)       --       (3,675)
  Dividends:
    Preferred stocks            --         --         --      (3,984)     --        --       --        --       (3,984)
    Common stock                --         --         --     (79,370)     --        --       --        --      (79,370)
----------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1999       97,303,759   $121,630   $424,434  $1,001,029 ($1,056)  109,675  ($3,700)  $92,461   $1,634,798
                        ==============================================================================================


The accompanying notes are an integral part of these financial statements.

The results presented in 1999 and the restated results for prior years reflect the pooling of interests method of accounting to recognize the acquisition of National Enterprises Inc.

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)



NOTE 1: ORGANIZATION AND OPERATION

American Water Works Company, Inc. through its utility subsidiaries provides water and wastewater service in 22 states. As public utilities, these subsidiaries function under rules and regulations prescribed by state regulatory commissions. The Company also manages and operates water and wastewater facilities in seven states through its unregulated contract management subsidiary, which had been operated as a joint venture until December 31, 1999 when the Company acquired its partner's interest (see Contract Management Business in Note 3).

    The Company, however, reflects one reportable segment for financial statement purposes as the Company's utility subsidiaries represent similar entities offering substantially identical services to similar customers. Wastewater service and the Company's share of the contract management business joint venture have not been reflected as reportable segments as revenues, net income and assets associated with these services are less than 10% of those for the Company as a whole.


NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the parent company and all subsidiaries. Intercompany accounts and transactions are eliminated. The results of operations of the Company's former contract management business joint venture have been accounted for under the equity method (see Contract Management Business in Note 3).


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

    Utility plant acquisition adjustments include the difference between the purchase price of utility plant and its original cost (less accumulated depreciation) and are generally being amortized over a period of 40 years.

    The excess of cost of investments in subsidiaries over book equity at acquisition includes approximately $33,000 of goodwill associated with the Company's acquisition of its joint venture partner's interest in the contract management business (see Contract Management Business Acquisition in Note 3). The balance of the excess cost of investments in subsidiaries is attributable to various acquisitions of utility subsidiaries.

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


REGULATORY ASSETS

The Company has recorded a regulatory asset for the additional revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)



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

    Deferred treatment plant costs consist of operating expenses, including depreciation and property taxes, and the carrying charges associated with several water treatment plants and related facilities from the time the assets were placed in service until recovery of such costs were allowed in future service rates. These costs have been recognized in the rates charged for water service and are being amortized over a 10-year period as authorized by the regulatory authorities.

    Tank painting costs are generally deferred and amortized to current operations on a straight-line basis over periods ranging from 4 to 20 years, as authorized by the regulatory authorities in their determination of rates charged for service.


OTHER INVESTMENTS AND ACCUMULATED
OTHER COMPREHENSIVE INCOME

Other investments include primarily equity securities of publicly and privately held companies. Investments in publicly traded securities are classified as available for sale and are recorded in the balance sheet at fair market value with the change in market value, net of the tax effect, recorded as part of comprehensive income. The cost basis of these publicly traded securities is $17,215, and the fair value of these investments is determined using quoted market prices. Investments in privately held companies are carried at cost. The principal publicly traded investments are 4,000,000 shares of ITC Deltacom (NASDQ: ITCD) and 600,000 shares of Powertel (NASDQ: PTEL). The Company also has a significant investment in privately held ITC Holding.

    The components of accumulated other comprehensive income at December 31 are as follows:


                                                    1999       1998       1997
==============================================================================
Beginning balance                                $33,138    $ 4,014     $   --
Unrealized gains on securities                   102,604     47,083      5,348
Income taxes on other
  comprehensive income                           (43,281)   (17,959)    (1,334)
------------------------------------------------------------------------------
Ending balance                                   $92,461    $33,138     $4,014
                                                 =============================


OTHER CURRENT LIABILITIES

Other current liabilities at December 31, 1999 and 1998 include payables to banks of $21,621 and $17,033 respectively, which represent checks issued but not presented to the banks for payment, net of the related bank balance.


ADVANCES AND CONTRIBUTIONS IN AID OF CONSTRUCTION

Utility subsidiaries may receive advances and contributions to fund construction necessary to extend service to new areas. As determined by the regulatory authorities, advances for construction are refundable for limited periods of time as new customers begin to receive service. Amounts which are no longer refundable are reclassified to contributions in aid of construction. Utility plant funded by advances and contributions is excluded from rate base and is generally not depreciated for rate making purposes. Generally, advances and contributions received during the period January 1, 1987 through June 12, 1996 have been included in taxable income and the related property is depreciable for tax purposes. As a result of a tax law change, advances and contributions received subsequent to June 12, 1996 are excluded from taxable income and the related property is not depreciable for tax purposes.


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

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------



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


EARNINGS PER SHARE

The average number of shares used to calculate diluted earnings per share includes 51,837, 57,831 and 76,996 of potential common shares issuable in connection with the Company's Long-Term Performance-Based Incentive Plan (see Note 9) in 1999, 1998 and 1997, respectively.


NEW ACCOUNTING STANDARDS

In 2001, the Company will adopt Statement of Financial Accounting
Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This statement establishes accounting and reporting standards for derivative instruments and hedging activities.
SFAS 133 was issued by the Financial Accounting Standards Board in June of 1998 and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133, as amended by SFAS 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," requires adoption on January 1, 2001. This new accounting standard is not expected to have any effect on the Company's financial position or results of operations as the Company has no significant derivative instruments or hedging activities.


RECLASSIFICATION

Certain reclassifications have been made to conform previously reported data to the current presentation. The results presented in 1999 and the restated results for previous periods reflect the pooling of interests method of accounting to recognize the acquisition of National Enterprises Inc. (see National Enterprises Inc. in Note 3).


NOTE 3: ACQUISITIONS

NATIONAL ENTERPRISES INC.

On June 25, 1999, the Company completed the acquisition of National Enterprises Inc. (NEI), a privately owned company, in a transaction valued at $700,000. The transaction was accomplished through a tax free exchange of 14,937,000 shares of the Company's stock for all of the outstanding shares of NEI and the assumption of $241,000 of debt. Subsidiaries of NEI provided water service to approximately 504,000 customers in Missouri, Illinois, Indiana and New York. NEI also had passive investments in the telecommunications industry owning 4,000,000 shares of ITC Deltacom and 600,000 shares of Powertel, as well as an interest in privately held ITC Holdings.

    This business combination has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of NEI.

    During 1999 the Company recorded a charge of $20,535, and related tax benefits of $7,630, reflecting the one-time costs incurred in connection with the merger. The merger related costs consist primarily of severance costs as well as vesting of certain benefits, professional fees and other costs. The merger related costs have been reported on a separate line in the consolidated statement of income and comprehensive income.

    The results of operations previously reported by the Company and the combined amounts presented in the accompanying consolidated financial statements are summarized in the following table:


                                  Six Months    Twelve Months    Twelve Months
                                       Ended            Ended            Ended
                               June 30, 1999    Dec. 31, 1998    Dec. 31, 1997
==============================================================================
Operating revenues
  Company                           $509,281       $1,017,812       $  954,199
  NEI                                 87,110          182,225          177,175
------------------------------------------------------------------------------
  Combined                          $596,391       $1,200,037       $1,131,374
                                    ==========================================

Net income
  Company                           $ 56,458       $  131,048       $  119,128
  NEI                                 (2,914)          19,391           18,563
------------------------------------------------------------------------------
  Combined                          $ 53,544       $  150,439       $  137,691
                                    ==========================================

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)



CONTRACT MANAGEMENT BUSINESS

On December 31, 1999, the Company finalized the purchase of its joint venture partner Anglian Water's interest in AmericanAnglian Environmental Technologies for $32,000. This business, which in the future will operate as American Water Services, manages and operates 175 water and wastewater facilities in seven states.


HAWAII WASTEWATER SYSTEM

On April 1, 1998, the Company acquired East Honolulu Community
Services, Inc. ("EHCS"), a suburban Honolulu wastewater utility located on the eastern tip of Oahu, Hawaii. The Company acquired EHCS for $17,300 from Maunalua Associates, Inc., a subsidiary of Kemper Corporation. This utility, now operating as Hawaii-American Water Company, provides wastewater service to approximately 10,000 customers in the community of Hawaii Kai.


NOTE 4: PENDING ACQUISITIONS

WATER AND WASTEWATER ASSETS OF CITIZENS UTILITIES

On October 18, 1999, the Company announced it had agreed to purchase the water and wastewater utility assets of Citizens Utilities Company (NYSE:CZN) for $835,000 in cash and debt. Citizens Utilities provides water and wastewater service to 305,000 customers in Arizona, California, Illinois, Indiana, Ohio and Pennsylvania. For the latest fiscal year ended December 31, 1999, the operations being acquired had revenues of $102,000. It is anticipated that the transaction will be completed in the second half of 2000, following regulatory approvals and completion of other requirements.


SJW CORP.

On October 29, 1999, the Company announced an agreement had been reached to acquire all the common stock of SJW Corp. (SJW) for approximately $390,000 in cash, or $128 per share, and the assumption of $90,000 in debt. SJW is a publicly traded holding company (AMEX:SJW) headquartered in San Jose, California. SJW Corp., through its subsidiary San Jose Water Company, provides water service to 216,000 customers in San Jose and nearby communities.

    SJW also owns 1,100,000 shares of California Water Service Group (NYSE:CWT) and SJW Land Company, which owns a parking facility, a commercial property and undeveloped real estate in San Jose. For the latest fiscal year ended December 31, 1999, SJW, Corp. had revenues of $117,000, net income of $16,000 and total assets of $372,000. It is expected that the transaction, which will be accounted for as a purchase, will be completed in the second half of 2000, following approval of SJW's shareholders, regulatory approvals and completion of other requirements.


WATER UTILITY SUBSIDIARIES OF UNITED WATER RESOURCES INC.

On July 13, 1999, the Company announced it had agreed to acquire from United Water Resources Inc. five water utilities in Missouri, Indiana, Illinois and Virginia for approximately $49,000 in cash. These water utilities provide service to 35,000 customers. On January 31, 2000 the acquisition of two of these utilities was completed, and the remaining three acquisitions are expected to be completed in the first half of 2000 upon the receipt of regulatory approvals.


NOTE 5: UTILITY PLANT

The components of utility plant by category at December 31 are as follows:

                                                            1999          1998
==============================================================================
Water plant
  Sources of supply                                   $  262,662    $  251,013
  Treatment and pumping                                1,336,457     1,239,189
  Transmission and distribution                        2,768,971     2,613,070
  Services, meters and fire hydrants                     994,843       933,382
  General structures and equipment                       421,621       332,646
Wastewater plant                                          72,606        67,899
Construction work in progress                            234,823       227,150
------------------------------------------------------------------------------
                                                       6,091,983     5,664,349
Less-accumulated depreciation                          1,152,575     1,051,322
------------------------------------------------------------------------------
                                                      $4,939,408    $4,613,027
                                                      ========================


NOTE 6: DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

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

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------



NOTE 7: SHAREHOLDERS RIGHTS PLAN

On February 4, 1999 the Company's Board of Directors adopted a new Shareholder Rights Plan to replace the Rights Plan adopted 10 years ago which expired on March 2, 1999.

    Each Right under the new plan entitles shareholders to buy one share of the Company's common stock at an exercise price of $150. Each Right entitles its holder to purchase, at the Right's then-current exercise price, shares of the Company's common stock, or a number of shares of an acquiring company's stock, which would have a market value of two times the exercise price. The Rights become exercisable if there is a public announcement that a person or group acquires, or commences a tender offer to acquire, 25% or more of the outstanding shares of the Company. The Rights also become exercisable if the Company is acquired in a merger or a person or group acquires 35% or more of the outstanding shares of the Company.

    The Rights are redeemable, in whole, but not in part, by the Company at a price of $.0005 per Right under certain circumstances. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings per share of the Company.


NOTE 8: EMPLOYEE BENEFITS

PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company maintains noncontributory defined benefit pension plans covering substantially all associates. Benefits under the plans are based on the associate's years of service and compensation.

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

    The Company also has several unfunded noncontributory supplemental non-qualified pension plans that provide additional retirement benefits to certain associates of the Company and its subsidiaries.

    The Company maintains postretirement benefit plans providing varying levels of medical and life insurance to eligible retirees. The adoption of a new accounting standard for other postretirement benefits resulted in a transition obligation of $143,391 at January 1, 1993 which is being amortized over 20 years. The Company's policy is to fund postretirement benefit costs accrued. Plan assets are invested in equity and bond mutual funds.


                                                                   Other
                                          Pension              Postretirement
                                          Benefits                Benefits
                                      1999        1998        1999        1998
==============================================================================
CHANGE IN BENEFIT OBLIGATION
Benefit obligation
  at January 1                    $607,065    $550,828    $208,387    $193,112
Service cost                        17,614      16,541       7,581       6,224
Interest                            41,151      39,079      14,938      13,452
Plan participants'
  contributions                         --          --         875         668
Amendments                           1,271         945          --      (2,276)
Actuarial (gain) loss              (94,959)     18,018     (18,192)      7,187
Benefits paid                      (24,068)    (22,637)     (9,148)     (9,980)
Other                                   --       4,291          --          --
------------------------------------------------------------------------------
Benefit obligation
  at December 31                  $548,074    $607,065    $204,441    $208,387
                                  ============================================

CHANGE IN PLAN ASSETS
Fair value of plan assets
  at January 1                    $556,668    $524,613    $117,351    $ 93,654
Actual return on
  plan assets                       64,463      48,625      18,343      14,600
Employer contribution                1,239       1,776      20,593      18,452
Plan participants'
  contributions                         --          --         875         625
Benefits paid                      (24,068)    (22,637)     (9,148)     (9,980)
Other                                   --       4,291          --          --
------------------------------------------------------------------------------
Fair value of plan assets
  at December 31                  $598,302    $556,668    $148,014    $117,351
                                  ============================================

Funded status at
  December 31                     $ 50,228    $(50,397)   $(56,427)   $(91,036)
Unrecognized net transition
  obligation (asset)                (6,698)     (8,857)     88,556      95,368
Unrecognized prior
  service cost                      10,163      11,204       5,393       5,851
Unrecognized net
  actuarial gain                  (116,788)     (3,734)    (49,993)    (23,004)
Contributions made
  post-measurement date                 --          94          --         564
------------------------------------------------------------------------------
Net amount recognized             $(63,095)   $(51,690)   $(12,471)   $(12,257)
                                  ============================================

Amounts recognized in the
balance sheet consist of:
Prepaid benefit cost                  $274        $421         $23          $5
Accrued benefit cost               (63,369)    (52,111)    (12,494)    (12,262)
Additional minimum liability        (1,048)     (4,656)         --          --
Intangible asset                     1,048       4,656          --          --
------------------------------------------------------------------------------
Net amount recognized             $(63,095)   $(51,690)   $(12,471)   $(12,257)
                                  ============================================

    The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets (the supplemental plans are unfunded) were $16,787 and $14,414, respectively, as of December 31, 1999, and $19,749 and $16,388, respectively, as of December 31, 1998.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)



                                                1999         1998         1997
==============================================================================
COMPONENTS OF NET PERIODIC
  PENSION BENEFIT COST
Service cost                                 $17,614      $16,541      $14,439
Interest cost                                 41,151       39,079       36,646
Expected return on plan assets               (46,387)     (43,357)     (39,560)
Amortization of transition asset              (2,159)      (2,159)      (2,159)
Amortization of prior service cost             2,312        2,230        1,426
Recognized net actuarial (gain) loss              19         (964)        (944)
------------------------------------------------------------------------------
Net periodic pension benefit cost            $12,550      $11,370      $ 9,848
                                             =================================

COMPONENTS OF NET PERIODIC OTHER
  POSTRETIREMENT BENEFIT COST
Service cost                                 $ 7,581      $ 6,224      $ 5,378
Interest cost                                 14,938       13,452       12,989
Expected return on plan assets                (9,759)      (7,808)      (5,914)
Amortization of transition obligation          6,812        6,813        6,813
Amortization of prior service cost               458          458          623
Recognized net actuarial (gain) loss             213         (699)      (1,296)
------------------------------------------------------------------------------
Net periodic other
  postretirement benefit cost                $20,243      $18,440      $18,593
                                             =================================



                                                                   Other
                                          Pension              Postretirement
                                          Benefits                Benefits
                                      1999        1998        1999        1998
==============================================================================
WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF DECEMBER 31
Discount rate                        8.00%       6.75%       8.00%       6.75%
Expected return on plan assets       8.50%       8.50%       7.90%       7.90%
Rate of compensation increase        4.75%       4.75%       4.75%       4.75%

    The health care cost trend rate, used to calculate the Company's cost for postretirement health care benefits, is a constant 5.5% annual rate, except for a 7.0% annual rate in 1999 that is assumed to decrease gradually to a 5.5% annual rate in 2003 and remain at that level thereafter for pre-acquisition retirees of certain Pennsylvania water utility operations acquired in 1996.

    Assumed health care cost trend rates have a significant effect on the amounts reported for the other postretirement benefit plan.
A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                             One-Percentage-   One-Percentage-
                                              Point Increase    Point Decrease
==============================================================================
Effect on total of service and
  interest cost components                       $ 3,800          $ (2,989)
Effect on other postretirement
  benefit obligation                             $25,053          $(20,472)


SAVINGS PLANS FOR EMPLOYEES

The Company maintains 401(k) savings plans that allow substantially all associates to save for retirement on a tax-deferred basis. Compensation expense associated with these savings plans was $3,491 in 1999, $3,391 in 1998 and $2,973 in 1997.

    Included in the above expenses were the Company's matching contributions to the primary savings plan totaling $2,781 for 1999, $2,705 for 1998 and $2,304 for 1997 that are invested in a fund of Company common stock. The trustee of this plan may purchase shares of the Company's common stock at the prevailing market price from the Company, in the open market, or in a private transaction.


EMPLOYEES' STOCK OWNERSHIP PLAN

The Company maintains an Employees' Stock Ownership Plan which provides for beneficial ownership of Company common stock by most associates who are not included in a bargaining unit. Each participating associate can elect to contribute an amount that does not exceed 2% of their wages. In addition to the associate's participation, the Company makes a contribution equivalent to 1/2% of each participant's qualified compensation, and matches 100% of the contribution by each participant. The Company expensed contributions of $1,805 for 1999, $1,706 for 1998, and $1,674 for 1997 that it made to the plan. The trustee of the plan may purchase shares of the Company's common stock at the prevailing market price from the Company, in the open market, or in a private transaction.


NOTE 9: LONG-TERM PERFORMANCE-BASED INCENTIVE PLAN

The Company and its subsidiaries have a Long-Term Performance-Based Incentive Plan. Under the plan, designated executives and other key associates are eligible to receive awards if performance cycle goals based on earnings-per-share growth and total return to Company shareholders, in comparison to a designated peer group of water companies, are met. The plan is administered by the Compensation and Management Development Committee of the Board of Directors. The Committee will determine the value or range of values, including the maximum value, of awards to each participant. Awards may be paid in the form of cash, restricted shares of common stock, or a combination of both. The cost of the plan is being charged to expense over each three-year performance cycle. Such expense was $863 in 1999, $1,541 in 1998, and $2,715 in 1997. The market value of common stock expected to be awarded under the plan has been recorded as unearned compensation and is shown as a separate component of common stockholders' equity.

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------



NOTE 10: GENERAL TAXES

Components of general tax expense for the years presented in the consolidated statement of income and comprehensive income are as follows:

                                                1999         1998         1997
==============================================================================
Gross receipts and franchise                $ 41,839     $ 40,014     $ 38,239
Property and capital stock                    53,458       53,705       53,890
Payroll                                       18,445       16,911       15,347
Other general                                  8,932        7,502        3,360
------------------------------------------------------------------------------
                                            $122,674     $118,132     $110,836
                                            ==================================


NOTE 11: INCOME TAXES

Components of income tax expense for the years presented in the consolidated statement of income and comprehensive income are as follows:

                                                1999         1998         1997
==============================================================================
STATE INCOME TAXES:
Current                                      $10,483      $10,517      $10,364
Deferred
  Current                                        199          (24)         146
  Non-current                                  3,600        3,082        2,816
------------------------------------------------------------------------------
                                             $14,282      $13,575      $13,326
                                             =================================
FEDERAL INCOME TAXES:
Current                                      $47,858      $54,961      $43,611
Deferred
  Current                                      1,449          172          (56)
  Non-current                                 29,248       28,277       32,546
  Amortization of deferred
    investment tax credits                    (1,437)      (1,437)      (1,437)
------------------------------------------------------------------------------
                                             $77,118      $81,973      $74,664
                                             =================================

    A reconciliation of income tax expense at the statutory federal income tax rate to actual income tax expense is as follows:

                                                1999         1998         1997
==============================================================================
Income tax at statutory rate                 $80,622      $86,095      $78,989
Increases (decreases)
  resulting from -
    State taxes, net of
      federal taxes                            9,283        8,824        8,662
    Flow through differences                   1,708        1,311        1,179
    Amortization of investment
      tax credits                             (1,437)      (1,437)      (1,437)
    Subsidiary preferred dividends             1,144        1,177        1,198
    Other, net                                    80         (422)        (601)
------------------------------------------------------------------------------
Actual income tax expense                    $91,400      $95,548      $87,990
                                             =================================


    The following table provides the components of the net deferred tax liability at December 31:

                                                           1999           1998
==============================================================================
DEFERRED TAX ASSETS
Advances and contributions                             $185,424       $173,936
Deferred investment tax credits                          16,731         16,804
Other                                                    32,637         30,474
------------------------------------------------------------------------------
                                                        234,792        221,214
------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES
Utility plant, principally due
  to depreciation                                       647,964        601,319
Income taxes recoverable
  through rates                                          93,167         94,455
Other comprehensive income                               62,574         19,293
Other                                                    41,547         41,253
------------------------------------------------------------------------------
                                                        845,252        756,320
------------------------------------------------------------------------------
                                                       $610,460       $535,106
                                                       =======================

    No material valuation allowances were required on deferred tax assets at December 31, 1999 and 1998.


NOTE 12: LEASES

The Company has entered into operating leases involving certain facilities and equipment. Rental expenses under operating leases were $15,192 for 1999, $13,037 for 1998 and $12,247 for 1997. Capital leases currently in effect are not significant.

    At December 31, 1999, the minimum annual future rental commitment under operating leases that have initial or remaining noncancellable lease terms in excess of one year are $10,513 in 2000, $7,439 in 2001, $5,372 in 2002,
$3,727 in 2003, $2,479 in 2004 and $4,160 thereafter.


NOTE 13: COMMITMENTS AND CONTINGENCIES

Construction programs of subsidiaries for 2000 are estimated to cost approximately $448,000. Commitments have been made in connection with certain construction programs.

    The Company is routinely involved in condemnation proceedings and legal actions relating to several utility subsidiaries. In the opinion of management, none of these matters will have a material adverse effect, if any, on the financial position or results of operations of the Company.


NOTE 14: COMPENSATING BALANCES AND BANK DEBT

During 1999 the Company and its subsidiaries maintained lines of credit with various banks. The total of the unused lines of credit at December 31, 1999 was $60,500 for the Company and $200,345 for the subsidiaries.

    Borrowings under such lines of credit generally are payable on demand and bear interest at variable rates. Agreements with lending banks generally do not have compensating balance requirements.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)



    The maximum amount of short-term bank borrowings outstanding during 1999 was $239,864, and the average amount outstanding during the year was $129,377. The weighted average annual interest rate on these borrowings during 1999 was 5.79%, and the interest rate at December 31, 1999 was 5.37%.


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

    The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows:


                                                  CARRYING
1999                                                AMOUNT          FAIR VALUE
==============================================================================
Preferred stocks of the Company with
  mandatory redemption requirements                $40,000             $40,668
Preferred stocks of subsidiaries with
  mandatory redemption requirements                 34,020              33,959
Long-term debt of the Company                      211,000             205,793
Long-term debt of subsidiaries                   2,217,112           2,126,890


                                                  CARRYING
1998                                                AMOUNT          FAIR VALUE
==============================================================================
Preferred stocks of the Company with
  mandatory redemption requirements                $40,000             $44,298
Preferred stocks of subsidiaries with
  mandatory redemption requirements                 37,298              42,514
Long-term debt of the Company                      251,500             265,290
Long-term debt of subsidiaries                   2,132,334           2,350,979



NOTE 16: QUARTERLY FINANCIAL DATA (UNAUDITED)
Summarized quarterly financial data for 1999 and 1998 are as follows:

                                           FIRST    SECOND     THIRD    FOURTH
1999                                     QUARTER   QUARTER   QUARTER   QUARTER
==============================================================================
Operating revenues                      $277,416  $318,975  $353,578  $310,888
Operating income                          74,928   111,298   136,343    97,025
Net income                                20,422    33,122    52,847    32,558
Net income to common stock                19,426    32,126    51,851    31,562
Net income per common share                 $.20      $.33      $.54      $.33


                                           FIRST    SECOND     THIRD    FOURTH
1998                                     QUARTER   QUARTER   QUARTER   QUARTER
==============================================================================
Operating revenues                      $265,289  $301,156  $333,515  $300,077
Operating income                          79,675   105,495   128,353    92,202
Net income                                23,696    39,612    53,588    33,543
Net income to common stock                22,700    38,616    52,592    32,547
Net income per common share                 $.24      $.41      $.55      $.34

RANGE OF MARKET PRICES
AWK is the trading symbol of American Water Works Company, Inc. on the New York Stock Exchange on which the Common Stock, 5% Preferred Stock and 5% Preference Stock of the Company are traded.

                 Common Stock       5% Preferred Stock    5% Preference Stock
-------------------------------------------------------------------------------
Newspaper listing  AmWtrWks              A Wat pr              A Wat pf
-------------------------------------------------------------------------------
1999             High        Low       High        Low       High         Low
===============================================================================
1st quarter   $34-3/4    $28-1/4    $24        $20        $23-1/2     $21
2nd quarter    31-7/16    27-1/2     22-1/2     20-1/2     22-1/2      19
3rd quarter    31-7/16    28-1/8     21-1/2     18-1/2     21-1/4      19-3/16
4th quarter    30         20-1/2     21-1/2     17-1/4     21          17-1/4


Quarterly dividend
 paid per share      $.215                $.3125                $.3125
Number of
 shareholders at
 December 31, 1999  43,577                  198                   645
-------------------------------------------------------------------------------


1998
===============================================================================
1st quarter   $33-5/16   $25-1/4    $22        $19        $22         $19-15/16
2nd quarter    33-3/16    28-1/8     23         20-1/2     24          20
3rd quarter    33-1/4     27-3/8     23-1/2     21-11/16   24          21-5/16
4th quarter    33-3/4     30-1/4     24-3/4     23-1/2     24-3/4      23


Quarterly dividend
 paid per share      $.205                $.3125                $.3125
Number of
 shareholders at
 December 31, 1998  43,256                  203                   688
-------------------------------------------------------------------------------
The common and 5% preferred stocks have voting rights.


OPTIONS TRADING   Options for Company stock (AWK) are traded on the
Philadelphia Stock Exchange (Newspaper listing: PB).



Design/Production: The Creative Department, Inc.
Copywriting: Gerard F. Reimel
Photography: H. Mark Weidman, cover, editorial section;
  Mimi Janosy, Ed Eckstein portraits


                                                                            55