Form 10-K, Exhibit 13
period 2000-12-31
AMERICAN WATER WORKS CO INC
filed 2001-03-28
CIK 318819

                                                                     Exhibit 13

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in thousands, except per share amounts)


FOR THE YEARS ENDED DECEMBER 31,             2000         1999         1998         1997         1996
=====================================================================================================

Revenues
  Water service
  Residential                          $  759,697   $  733,956   $  691,279   $  658,955   $  617,846
    Commercial                            278,463      262,940      249,564      235,561      224,354
    Industrial                             82,406       77,953       78,092       73,596       72,101
    Public and other                      153,302      149,531      146,299      137,289      122,951
  Other water revenues                     11,859       11,997       13,983       11,064        9,868
-----------------------------------------------------------------------------------------------------
                                        1,285,727    1,236,377    1,179,217    1,116,465    1,047,120
  Wastewater service                       24,389       24,480       20,820       14,909       15,378
  Management fees                          40,474           --           --           --           --
-----------------------------------------------------------------------------------------------------
                                       $1,350,590   $1,260,857   $1,200,037   $1,131,374   $1,062,498
                                       ==============================================================
Water sales (million gallons)
    Residential                           171,548      175,487      168,617      169,307      164,700
    Commercial                             82,455       81,857       79,115       78,542       77,319
    Industrial                             46,348       45,862       46,361       46,088       46,009
    Public and other                       40,784       41,477       40,110       39,831       36,152
-----------------------------------------------------------------------------------------------------
                                          341,135      344,683      334,203      333,768      324,180
                                       ==============================================================
Net income*                            $  161,061   $  138,949   $  150,439   $  137,691   $  116,820
Earnings per common share
  on average shares outstanding*       $     1.61   $     1.40   $     1.54   $     1.42   $     1.26
Common dividends paid per share        $      .90   $      .86   $      .82   $      .76   $      .70

AT YEAR-END
Water customers (thousands)                 2,541        2,476        2,446        2,400        2,380
Wastewater customers (thousands)               40           40           39           25           24
Total assets                           $6,134,798   $5,952,206   $5,458,658   $4,992,023   $4,682,097
Preferred stocks with mandatory
  redemption requirements
    American Water Works Company, Inc. $       --   $   40,000   $   40,000   $   40,000   $   40,000
    Subsidiaries                           32,902       34,020       37,298       39,734       41,060
Long-term debt
    American Water Works Company, Inc. $  159,000   $  211,000   $  216,500   $  131,000   $  132,000
    Subsidiaries                        2,112,165    2,182,097    2,115,687    1,965,924    1,796,170
Market price of common stock
  at year-end                          $    29.38   $    21.25   $    33.75   $    27.31   $    20.63


*Includes one-time merger costs of $20,535 ($12,905 net of tax) and $.13 per share in 1999, and $352 in 1998.

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS

THE STRATEGIES OF AMERICAN WATER WORKS COMPANY

The Company's goal is to consistently enhance long-term shareholder value. Our strategies to produce value are: investing in the business of water services, providing management services to water and wastewater utilities, and delivering value added services and products.

    Historically, the Company primarily invested in acquisitions of water and wastewater utilities that complemented our existing service territories or that enhanced the Company's geographic diversification. In addition, the Company has invested in the common equity of its utility subsidiaries so that they could reinforce, rehabilitate and replace existing service infrastructure and provide for growth within existing service territories.

    The Parent Company's investment in its subsidiaries has increased from $1.6 billion at year-end 1997 to $1.9 billion at year-end 2000.
The schedule at the top of page 24 illustrates that the growth in the Parent Company's investment in its subsidiaries has been accomplished by subsidiary earnings retention, the investment of a portion of the dividends received from subsidiaries and the sale of equity, debt and bank loans.

    Earnings to common shareholders have risen from $133.7 million in 1997 to $157.4 million in 2000. Income to common shareholders of American Water Works Company is influenced by three factors: the amount of investment in subsidiaries, the rate of return on that investment and the costs of operating the Parent Company.

    The schedule at the bottom of page 24 demonstrates that the growth in earnings over this period is the direct result of new investment in subsidiaries. Fluctuations in the rate of return are the result of the influence of weather conditions on water sales and the response of utility regulation to the economic climate.


DESCRIPTION OF THE BUSINESS

AMERICAN WATER WORKS COMPANY AND
THE AMERICAN WATER SYSTEM

The core business of American Water Works Company is the ownership of common stock of companies that enable American Water Works to be a full water resource provider. The combination of American Water Works with its subsidiaries constitutes the American Water System -- a system that has functioned well for over 50 years. Each subsidiary function s independently, yet shares in the benefits of size and identity afforded by the American Water System.

    However, the water utility industry is changing rapidly. Changes in regulation, the need for significant capital replacement, low growth in consumption within existing service territories and continuing pressures for increased efficiencies and productivity are changing the nature of the industry. To maintain its leadership position in this evolving industry, the Company will continue to grow through acquisitions of water and wastewater utilities, through the expansion of its unregulated businesses and by emphasizing shared services among its utility subsidiaries.


REGULATED UTILITY SERVICE

The utility subsidiaries provide water and/or wastewater service to approximately nine million people in 22 states. As public utilities, each company is subject to the rules of both federal and state environmental protection agencies, particularly with respect to the quality of the water they distribute. In addition, with the exception of Michigan-American Water Company, the utility companies function under economic regulations prescribed by state regulatory commissions.

    The goal of the utility subsidiaries of the Company is to provide high quality, reliable water and wastewater service at an affordable price. There are several keys to continued success in this endeavor: efficient planning and deployment of capital investment, cultivating experienced managers and knowledgeable staff, supporting state-of-the-art water quality programs, and maintaining responsive customer service.


WATER AND WASTEWATER MANAGEMENT SERVICES

American Water Services became a wholly owned subsidiary when the Company acquired its joint venture partner's 50 percent interest in AmericanAnglian Environmental Technologies on December 31, 1999. American Water Services is focused on the growing contract operations segment of the water and wastewater market, including municipal, industrial, and military clients. Municipally owned water and wastewater utilities face the same challenges associated with providing high quality service as our own utility subsidiaries. They need access to specialized expertise and capital resources to meet these challenges. American Water Services continues our long-standing record of providing these services and has broadened the array of options available for management services, technical assistance, and capital participation.

    It currently manages and operates 175 water and wastewater facilities, providing service to approximately one million people in nine states, eight of which also have communities served by our utility subsidiaries.

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------
ANALYSIS OF GROWTH IN AMERICAN WATER WORKS COMPANY'S
INVESTMENT IN SUBSIDIARIES


(000)                                             2000         1999         1998         1997
=============================================================================================
Investment in subsidiaries at December 31   $1,937,896   $1,819,412   $1,708,659   $1,556,631
Investment in subsidiaries at January 1      1,819,412    1,708,659    1,556,631    1,438,681
---------------------------------------------------------------------------------------------
Change during the year                      $  118,484   $  110,753   $  152,028   $  117,950
                                            =================================================
Sources of additional investment
  Undistributed earnings of subsidiaries    $   43,268   $   37,677   $   49,481   $   49,802
  Investment in subsidiary securities           75,216       73,076      102,547       68,148
---------------------------------------------------------------------------------------------
  Change during the year                    $  118,484   $  110,753   $  152,028   $  117,950
                                            =================================================
Net income of subsidiaries                  $  184,206   $  166,537   $  168,764   $  152,085
Return on January 1 investment
  in subsidiaries                                10.1%         9.7%        10.8%        10.6%
Subsidiaries' common stock dividend
  payout ratio                                     77%          77%          71%          67%
---------------------------------------------------------------------------------------------
Dividends from subsidiaries                    140,938      128,860      119,283      102,283
---------------------------------------------------------------------------------------------
Parent Company's use of cash
  Preferred dividends                            3,700        3,984        3,984        3,984
  Other cash requirements
    (includes merger related cash
    requirements of $12,704 in 1999)            18,821       33,185       16,742       14,387
---------------------------------------------------------------------------------------------
                                                22,521       37,169       20,726       18,371
---------------------------------------------------------------------------------------------
Available for common dividends                 118,417       91,691       98,557       83,912
Common dividends declared                       88,103       79,370       71,389       66,424
Cash payout ratio                                  74%          87%          72%          79%
Available after dividends                       30,314       12,321       27,168       17,488
Parent Company cash at beginning of year         4,702       18,042          879           75
---------------------------------------------------------------------------------------------
                                                35,016       30,363       28,047       17,563
Investment in securities of subsidiaries       (75,216)     (73,076)    (102,547)     (68,148)
Notes and advances to subsidiaries, net             10          692         (672)          10
---------------------------------------------------------------------------------------------
                                               (40,190)     (42,021)     (75,172)     (50,575)
---------------------------------------------------------------------------------------------
Net bank borrowings                            (46,500)      46,500      (59,500)      21,400
Proceeds from long-term debt                        --           --      120,000           --
Intercompany borrowings, net                    97,039           --       (3,013)       3,013
Proceeds from common stock, net                 30,066       40,723       36,227       28,041
Redemption of securities                       (40,000)     (40,500)        (500)      (1,000)
---------------------------------------------------------------------------------------------
                                                40,605       46,723       93,214       51,454
---------------------------------------------------------------------------------------------
Parent Company cash at end of year          $      415   $    4,702   $   18,042   $      879
                                            =================================================

ANALYSIS OF CHANGE IN INCOME

(000)                                             2000         1999         1998         1997
=============================================================================================
Net income to common stock-current year     $  157,361   $  134,965   $  146,455   $  133,707
Net income to common stock-prior year          134,965      146,455      133,707      112,836
---------------------------------------------------------------------------------------------
Change in income                                22,396      (11,490)      12,748       20,871
Change in Parent Company operating cost
  (includes after tax merger costs
  of $6,422 in 1999)                            (4,727)       9,263        3,931       (3,703)
---------------------------------------------------------------------------------------------
Change in investment income                 $   17,669   $   (2,227)  $   16,679   $   17,168
                                            =================================================
Sources of change in investment income
  Additional investment in subsidiaries     $   11,213   $   14,818   $   12,788   $   28,236
  Change in rate of return on investment
    (includes $6,483 of after tax merger
    costs in 1999)                               6,456      (17,045)       3,891      (11,068)
---------------------------------------------------------------------------------------------
Total change in investment income           $   17,669   $   (2,227)  $   16,679   $   17,168
                                            =================================================

------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS


WATER RESOURCE MANAGEMENT

American Water Resources is a subsidiary formed to offer water and wastewater related products and services that provide value to our customers and shareholders. American Water Resources is entering the consumer market by offering various products and services to the existing customer base. American Water Resources has introduced a program to provide ide protection against leaks for customer owned water service lines of the Company's utility subsidiaries and is offering a pilot program to provide home water conditioning products. It plans additional offerings.


SHARED SERVICES

American Water Works Service Company, a subsidiary, provides professional services as required to affiliated companies. These services include accounting, administration, communication, corporate secretarial, engineering, financial, human resources, information systems, operations, rates and revenue, risk management and water quality. This arrangement, which provides these services at cost, affords affiliated companies professional and technical talent otherwise unavailable economically or on a timely basis. In April 2001, this subsidiary will open a national customer service center, and later in the year will be opening another facility to consolidate treasury and accounting functions.

    American Water Capital is a subsidiary that was formed in 2000 to provide a single source of debt capital for the Company and its utility subsidiaries. By consolidating its financing requirements the Company created cash management efficiencies and has access to a broader investor base.


SYSTEM GROWTH AND DEVELOPMENT

ACQUISITIONS OF UTILITY SYSTEMS

Consistent with the Company's growth strategy, management continues to search for opportunities to acquire water and wastewater systems that represent the prospect for enhanced shareholder value.

    The year 2000 began with 24 acquisitions that were then awaiting regulatory approval. During the year, contract negotiations for 10 more acquisitions were completed. Of that total of 34 transactions, 12 were finalized during 2000, adding approximately 38,000 new customers. At year-end there were 22 pending acquisitions.

    On October 15, 1999 the Company entered into an agreement to acquire all of the water and wastewater assets of Citizens Communications Company, a multi-utility holding company. The transaction calls for American Water Works' utility subsidiaries to acquire the water and wastewater assets of Citizens and its subsidiaries in Arizona, California, Ill inois, Indiana, Ohio and Pennsylvania. This transaction accounts for six of the pending acquisitions. When completed, it will add approximately 305,000 water and wastewater customers to the American Water System. The largest group of customers being acquired in this transaction is in Arizona, and the addition of those operations will significantly strengthen the Company's opportunities in one of the fastest growing regions in the country.

    Regulatory agencies in Pennsylvania, Indiana and Ohio have approved the acquisition of Citizen's water and wastewater assets in those states and evidentiary hearings have been completed in Arizona and Illinois.
Decisions are anticipated in Arizona during the first quarter of 2001, in Illinois during the second quarter of 2001 and in California dur ing the third quarter of 2001.

    The Office of Ratepayer Advocates of the California Public Utilities Commission (CPUC) issued a report on October 16, 2000 opposing the Company's acquisition of the California water and wastewater assets of Citizens. The Company strongly disagrees with this report and has filed rebuttal testimony with the CPUC contesting the report's analysis and conclusions. Members of the staff of the Illinois Commerce Commission have also submitted testimony opposing the Citizens acquisition. Consummation of the Citizens transaction requires approval by regulatory agencies in each of the states in which the assets are located. The Company continues to work to complete this acquisition, but recognizes th at there is no assurance that approval will be obtained on a timely basis, if at all.

    On October 28, 1999 the Company executed a definitive agreement to acquire all of the outstanding common stock of SJW Corp. On March 1, 2001 the Company and SJW announced that, in light of additional delays outlined in a new procedural scheduling order issued by the CPUC on February 20, 2001, they had mutually agreed to terminate the merger agreement between them immediately. The CPUC scheduling order extended the date for a final decision regarding review of the merger application to at least September 2001, and thereby made it impossible to plan and effectively implement the transaction contemplated by the agreement.

CONSTRUCTION EXPENDITURES BY CATEGORY
(000)                                   2000        1999        1998        1997        1996
============================================================================================
Water plant
  Sources of supply                 $ 18,505    $ 18,038    $ 19,744    $ 17,841    $ 12,210
  Treatment and pumping              106,321     114,830     113,725     102,011      84,024
  Transmission and distribution      151,079     191,700     180,545     157,635     131,531
  Services, meters and fire hydrants  68,331      70,998      69,606      64,050      52,982
  General structures and equipment    24,054      66,019      52,347      48,246      31,267
Wastewater plant                       8,927       5,766       3,250       4,646       1,800
--------------------------------------------------------------------------------------------
                                    $377,217    $467,351    $439,217    $394,429    $313,814
                                    ========================================================

------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



    In Pennsylvania, a subsidiary of the Company is acquiring the water and wastewater assets of the City of Coatesville for $48 million. The Coatesville system serves 8,600 water customers and 6,500 wastewater customers, making this purchase of municipally-owned assets the largest privatization project of its kind in the nation.

    The remaining 14 acquisitions for which signed agreements are in hand will give the Company's utility subsidiaries approximately 15,000 additional customers.

    In 1999, 21 acquisitions added approximately 518,000 new customers. The most significant of these transactions was the acquisition of National Enterprises Inc., a privately owned holding company with operations primarily in the water utility business. National Enterprises' subsidiaries provided water utility service to more than 500,000 customers in Illinois, Indiana, Missouri and New York. Since most of National Enterprises' customers were in the mid-west this acquisition significantly furthered the Company's strategy of geographic diversification. As a part of the National Enterprises acquisition, the Company also acquired investments in two publicly traded companies, ITC/\DeltaCom, Inc. and Powertel, Inc., and in privately owned ITC Holding Company, Inc. The Company completed 22 acquisitions in 1998 that added approximately 27,000 new customers.

    More information about acquisitions can be found in Notes 3 and 4 to the financial statements.


CAPITAL SPENDING PROGRAM

Investment in new facilities in 2000 totaled $377 million, which is 19% below the 1999 construction expenditures of $467 million. Construction activities planned for 2001 total approximately $410 million.

    With the benefit of comprehensive engineering, operational and financial planning, each utility subsidiary prepares a capital expenditure plan representing a balance of water quality and source of supply initiatives, operational improvements, system growth opportunities, regulatory compliance requirements, and infrastructure replacement needs. The actual expenditures recorded in any given year are influenced by many factors including the timing of required governmental approvals of projects, weather conditions, availability of labor resources, and equipment and material deliveries. The percentage decrease in 2000 construction costs from those of the prior year is within a normal range of such changes. It is anticipated that approximately $2 billion will be invested in new facilities between now and the end of 2005. The full investment in this construction program is expected to be recognized in regulatory decisions.

    Source of supply improvements accounted for approximately 5% of the year's construction expenditures. Projects included the construction of new groundwater sources in Joplin and Mexico, Missouri; San Marino, California; Frenchtown, Mt. Olive Township and Logan Township, New Jersey; and Pike County and Coolbaugh Township, Pennsylvania. The source of supply in St. Joseph, Missouri was converted to a groundwater source and a new surface water source was developed to support the recently constructed Fayette County, West Virginia treatment plant.

    Investment in treatment and pumping facilities comprised about 28% of the 2000 construction expenditures. The reliability of the water treatment facilities in Alton, Illinois and St. Joseph, Missouri were significantly increased by the completion of treatment plants at each of these locations. An innovative treatment plant was constructed in James burg, New Jersey for radium removal. Additional new treatment facilities were completed in Fayette County, West Virginia and Pekin, Illinois. A new wastewater treatment plant was constructed in Coolbaugh Township, Pennsylvania. Major treatment plant upgrades were completed in Huntington and Charleston, West Virginia; Norristown and New Castle, Pennsylvania; Bel Air, Maryland; Hopewell, Virginia; Mexico and Warrensburg, Missouri; and Monterey, California. Additional finished water storage was provided at the Cairo, Illinois and Monterey, California plants.

    Transmission and distribution facilities accounted for approximately 40% of the 2000 construction expenditures. Significant capital expenditures occurred across a large number of service areas for distribution system improvements. These projects improve existing service conditions, provide service to new areas, and allow full utilization of existing sources of supply and treatment facilities between neighboring systems. Prominent projects include continuing regionalization efforts in Beaver, Monroe and Clarion Counties in Pennsylvania; and Kanawha, Cabell and Boone Counties in West Virginia. Other major distribution/transmission projects were completed in St. Louis County, Missouri; Peoria and Brooklyn, Illinois; Brownsville and Wilkes Barre, Pennsylvania; and Lexington, Kentucky to improve system hydraulics or enhance system growth. Distribution storage tanks were constructed in Chattanooga, Tennessee; Putnam County, West Virginia; Mt. Olive Township, New Jersey; Merrillville, Indiana; Parkville, Missouri; West Norriton Township and Coolbaugh Township, Pennsylvania.

    The Company's formal planning process involves a comprehensive evaluation by each utility subsidiary of all aspects of public water supply. This includes reviews of source of supply reliability, adequacy of water treatment facilities and distribution systems, and the potential for regional water supply solutions and acquisitions. In 2000, planning reports were issued for the Terre Haute and Muncie service areas in Indiana; the Coronado, Duarte, San Marino, and Thousand Oaks service areas in California; the Atlantic County, Cape May Court House, and Ocean City/Strathmore service areas in New Jersey; the Butler and Ellwood service areas in Pennsylvania; and Chattanooga, Tennessee systems. Studies are underway for utility subsidiaries in California, Connecticut, Hawaii, Illinois, Indiana, Kentucky, Massachusetts, New Jersey, New York, Pennsylvania, Virginia and West Virginia. These continuing studies encompass 44 service areas.


BUSINESS SERVICES PROJECTS

During 2000 the Company announced the consolidation of its various customer service centers and financial services operations.

    The new national customer service center in Alton, Illinois is scheduled to begin operation in the second quarter of 2001, and will enhance the Company's ability to respond to the needs of its customers. This center will be more cost-effective and

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------


equipped with technology far beyond what can be provided by the individual subsidiaries.

    Beginning in the third quarter of 2001 a new shared services center will assume responsibility for various accounting and treasury functions. The new shared services center will improve the Company's financial processes and significantly reduce costs.


CONDEMNATIONS OF UTILITY SYSTEMS

In November 1998 the City of Chattanooga, Tennessee, began an effort to condemn the assets of Tennessee-American Water Company through an eminent domain proceeding. The Company responded with a vigorous and ultimately successful defense that led to a settlement between the two parties in October 1999. In August 2000 an earlier court decision that the Company has a perpetual franchise was affirmed, and the case is now closed.

    In Illinois, the cities of Pekin and Peoria have also been considering acquiring, by eminent domain or otherwise, the utility assets of Illinois-American Water Company that are used to provide water service to their respective communities. As with Tennessee-American, Illinois-American is vigorously contesting these proposed takeovers.

    In Pekin, the residents have voted to retain Illinois-American's ownership of the water system. The November non-binding referendum results have, at least temporarily, placed the issue of eminent domain by that city on hold. Illinois- American and the City of Peoria are involved in a court proceeding over the applicability of an 1889 franchise agreement that the city believes grants it a unilateral right to purchase the Company's assets there.


WATER AND WASTEWATER MANAGEMENT SERVICES

The mission of American Water Services is to provide water and wastewater utility operating and management services to clients in the United States. During its initial year of operation as a wholly owned subsidiary of American Water Works Company, a new management team was selected to lead this enterprise.

    This business focuses on providing wastewater services to communities already served with water by our utility subsidiaries and pursues new opportunities to serve communities not currently served by the American Water System. The business also offers contract management services to industrial clients that operate their own water and wastewater treatment facilities and to military clients interested in outsourcing the operations and ownership of their utility facilities.

    The current United States market for contract services is approximately $1.6 billion in annual revenues, with most of the recent growth in design-build contracts and industrial operation and maintenance services. The governmental operation and maintenance services segment of the market has been growing at an annual rate of approximately 14%, and should continue to grow at that rate. Competition within this market was active in 2000 and should continue to grow as this market expands. Several foreign competitors have established market share in the United States which has intensified the competitiveness of this business.

    The Company intends to be a key player within the full-service water and wastewater management market. The ability of American Water Services to be competitive and to actively participate in this market's growth is significantly enhanced by American Water Works Company's presence in the United States regulated utility market. American Water Services is the seventh largest operations and maintenance contractor in the United States.

    During 2000, American Water Services added new contracts for East Palo Alto, California (interim management contract to be converted to long term contract); expanded the scope of the Danville, Virginia contract; and secured a contract to assess the utility facilities of Ft. Bragg, North Carolina and to negotiate a 50-year contract to own and operate
Ft. Bragg's water and wastewater facilities. American Water Services also renewed all contracts eligible for renewal in 2000, including Hazleton, Meadville, Butler, Rush Township, and Schuylkill Valley, Pennsylvania; Narrows, Virginia; and Dedham-Westwood, Massachusetts.


RESULTS OF OPERATIONS


    The Company's experience in assessing the impact of inflation on its business indicates that with timely rate increases authorized by regulators, revenue will likely keep pace with inflation. Inflation did not significantly impact the Company's financial position or results of operations in 1998 through 2000, and it is not expected to materially affect 2001 results.

    The results of operations for the year ended December 31, 2000 reflect the operations of American Water Services. Prior to January 1, 2000 the results of operations of the Company's former contract management business joint venture were accounted for under the equity method.

OPERATING REVENUES
(000)                          2000          1999          1998
===============================================================
Water service            $1,285,727    $1,236,377    $1,179,217
Wastewater service           24,389        24,480        20,820
Management fees              40,474            --            --
---------------------------------------------------------------
                         $1,350,590    $1,260,857    $1,200,037
                         ======================================


OPERATING REVENUES

Revenues for 2000 increased 7% or almost $90 million, to $1.351 billion from the $1.261 billion recorded in 1999. Contract management revenues from American Water Services accounted for $40.5 million of this revenue increase. The remainder of the increase resulted from rate increases and the addition of 65,000 customers through acquisitions and growth in existing service territories. These growth factors served to offset the sales volume losses caused by abnormal summer weather conditions. The volume of water sold decreased 1% to 341.1 billion gallons in 2000 compared with 1999.

------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS



    Rate authorizations adjusted the water service rates in effect for ten utility subsidiaries during 2000. These authorizations are expected to increase annual revenues by $27.2 million. Operating revenues for 2000 included approximately $8.9 million that resulted from these rate orders. A more detailed discussion of authorizations to increase rates in 2000 appears on page 32.

    Five applications requesting additional annual revenues of $30 million were awaiting regulatory decisions as of the end of 2000. A $17.6 million request by one of the Company's Missouri subsidiaries accounts for more than one-half of the total requests pending approval. A $9 million request in Illinois that comprised the majority of the remainder of those requests resulted in an order effective February 21, 2001 that granted an increase in annual revenues of $7.2 million.

    Revenues of $1.261 billion in 1999 were 5% above those for 1998. Nine utility subsidiaries received rate orders in 1999, authorizing increases in annual revenues aggregating $59.3 million. Operating revenues for 1999 included approximately $15.8 million which resulted from these rate orders. The 344.7 billion gallons of water sold in 1999 was 3% above sales in 1998.


PERCENTAGE OF REVENUES BY CUSTOMER CLASS
                                           2000    1999    1998
===============================================================
Residential                               56.2%   58.2%   57.6%
Commercial                                20.6%   20.8%   20.8%
Industrial                                 6.1%    6.2%    6.5%
Public and other                          11.3%   11.9%   12.2%
Other water revenues                       1.0%    1.0%    1.2%
Wastewater service                         1.8%    1.9%    1.7%
Management fees                            3.0%      --      --
---------------------------------------------------------------
                                         100.0%  100.0%  100.0%
                                         ======================


RESIDENTIAL

Residential water service revenues in 2000 amounted to $759.7 million, an increase of 4% over those for 1999. This 2000 revenue improvement followed an increase of 6% in 1999. The volume of water sold to residential customers decreased by 2% in 2000 to 171.5 billion gallons. The average unit price of residential water increased by 6% in 2000 and by 2% in 1999.


COMMERCIAL

Revenues from commercial customers in 2000 rose by 6% to $278.5 million, following an increase of 5% in 1999. Commercial customers purchased 82.5 billion gallons of water in 2000, 1% more than in 1999. The average unit price of commercial water increased by 5% in 2000 and by 2% in 1999.


INDUSTRIAL

Industrial water use of 46.3 billion gallons in 2000 was 1% greater than in 1999. Revenues from industrial sales of $82.4 million in 2000 were 6% above those recorded in 1999 and the average unit price of water increased 5%. In 1999, revenues from industrial sales were equal to those for 1998 and the average unit price of water increased by 1%.


PUBLIC AND OTHER

Public and other revenues in 2000 increased by 3% to $153.3 million following an increase of 2% in 1999. Revenues derived from municipal governments for fire protection services and customers requiring special private fire service facilities totaled $62.6 million in 2000, exceeding 1999 revenue from these customers by 2%. The 40.8 billion gallons of water sold to governmental entities and resale customers in 2000 was 2% less than the quantities sold in 1999. Revenues generated by these sales in 2000 totaled $90.7 million and exceeded 1999 revenues by 3%.


PERCENTAGE OF WATER SALES (GALLONS)
BY CUSTOMER CLASS

                                          2000    1999    1998
==============================================================
Residential                              50.3%   50.9%   50.4%
Commercial                               24.1%   23.8%   23.7%
Industrial                               13.6%   13.3%   13.9%
Public and other                         12.0%   12.0%   12.0%
--------------------------------------------------------------
                                        100.0%  100.0%  100.0%
                                        ======================


WASTEWATER SERVICE

Utility subsidiaries provided wastewater service in Hawaii and to portions of the Company's service areas in New Jersey, Pennsylvania, Indiana, Missouri, West Virginia and Kentucky. Revenues from these services amounted to $24.4 million in 2000, $24.5 million in 1999 and $20.8 million in 1998. The growth in wastewater revenues in 1999 reflects the April 1998 acquisition of the operations in Hawaii.


MANAGEMENT FEES

These fees represent charges for management services provided to municipal, industrial and military clients by American Water Services. It currently manages and operates 175 water and wastewater facilities in nine states.


OPERATING EXPENSES

(000)                               2000       1999       1998
==============================================================
Operation and
  maintenance expenses          $603,305   $566,948   $536,519
Depreciation and amortization    165,888    151,641    139,661
General taxes                    125,219    122,674    118,132
--------------------------------------------------------------
                                $894,412   $841,263   $794,312
                                ==============================


OPERATING EXPENSES

Operating expenses in 2000 increased by 6% to $894.4 million, following a 6% increase in 1999.

    Operation and maintenance expenses totaled $603.3 million in 2000, 6% higher than in 1999. This increase is solely due to the inclusion of American Water Services' expenses in consolidated operations for the first time in 2000. Operation and maintenance expenses had increased by 6% in 1999. Excluding $5.6 million of costs related to resisting unwe lcome takeover attempts in Tennessee and Illinois, operation and maintenance expenses increased by 4.5% in 1999.

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------

    Associate-related costs include wage and salary, group insurance, and pension expense. These costs, representing 41% of operation and maintenance expenses, decreased 2% in 2000 after a 2% increase in 1999.

    The primary components of associate-related costs are wage and salary expenses, which were up 2% to $205.1 million in 2000 following a 1% increase in 1999. The number of associates employed at year-end totaled 5,050, compared to 4,970 at the close of 1999 and 5,128 at the end of 1998. Excluding the 227 associates at American Water Services who were included in the 2000 number only, the number of associates decreased by 147 during 2000.

    Group insurance expense, which includes the cost of providing current health care and life insurance benefits as well as the expected cost of providing postretirement benefits, decreased by 6% to $40.3 million in 2000 after a 10% increase in 1999. The decreased group insurance expense in 2000 reflects lower postretirement benefit costs due to a change in actuarial assumptions which were partially offset by increased group insurance premiums for active associates.

    Pension expense was $.1 million in 2000 compared to $6.5 million in 1999. In 2000 the Company terminated a restrictive contract with an insurance company that limited investment opportunities and returns. This change resulted in a settlement gain that offset periodic pension cost in 2000, and is expected to increase the long-term investment return on plan assets. Pension expense also decreased in 2000 due to a change in actuarial assumptions. Pension cost in excess of the amount contributed to the pension plans is deferred by certain regulated subsidiaries pending future recovery in rates charged for water services as contributions are made to the plans. These subsidiaries have recorded their portion of the settlement gain as a reduction of the regulatory asset.

    At December 31, 2000 the Company lowered the discount rate assumption used for its pension and postretirement benefit plans to reflect current high-quality corporate bond yields. This change is expected to result in increased benefit plan expense in 2001.


OPERATION AND MAINTENANCE EXPENSES

(000)                               2000       1999       1998
==============================================================
Associate-related costs         $245,464   $250,649   $244,695
Fuel and power                    54,116     48,661     46,332
Purchased water                   47,869     45,404     43,407
Chemicals                         23,643     22,749     23,639
Waste disposal                    18,610     16,137     15,336
Maintenance materials
  and services                    40,396     39,152     36,846
Operating supplies and services  124,121    102,173     86,647
Customer billing and accounting   28,219     26,168     23,846
Other                             20,867     15,855     15,771
--------------------------------------------------------------
                                $603,305   $566,948   $536,519
                                ==============================


    Expenses associated with the collection, treatment, and pumping of water include the cost of fuel and power, water purchased from other suppliers, chemicals for water treatment and purification, and waste disposal. These production costs increased by 8% in 2000 after a 3% rise in 1999. The production costs of the regulated subsidiaries in 2000 was 2% greater than in 1999, and the unit cost of water produced was up 4% in 2000 after remaining level in 1999.

    Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, increased by 3% in 2000 following a 6% increase in 1999.

    Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment rental charges. These costs increased by 21% in 2000 after an 18% increase in 1999. The large increase in 2000 is primarily attributable to the inclusion of American Water Services' costs. The expenses in this category in 1999 included $5.6 million of costs connected with the takeover attempts of the Company's operations in Chattanooga, Tennessee and Peoria, Illinois.

    Customer billing and accounting expenses increased by 8% in 2000 and by 10% in 1999. The increase in 1999 reflects higher charge-offs of uncollectible customer accounts.

    Other operation and maintenance expenses include casualty and liability insurance premiums and regulatory costs. These expenses increased by 32% in 2000 after increasing by 1% in 1999. The large increase in 2000 was due to an increase in insurance claims.

    Depreciation and amortization increased by 9% in both 2000 and 1999. The higher depreciation expense in both years was primarily due to growth in utility plant in service.

    General taxes, which include gross receipts, franchise, property, capital stock, payroll and other taxes, increased by 2% in 2000 after a 4% rise in 1999. Gross receipts and franchise taxes that are a function of revenues, increased by 4% in 2000. Property and capital stock taxes are assessed on the basis of tax values assigned to assets and capitalization, and these taxes in 2000 were 4% above those in 1999.


OTHER INCOME AND INCOME DEDUCTIONS

Interest expense rose 8% to $191.8 million in 2000 compared to 1999.
This expense had increased by 6% in 1999. The increases in 2000 and 1999 are primarily attributable to an increase in long and short-term debt to fund the construction of new water service assets.

    The total allowance for funds used during construction (AFUDC) recorded in 2000 was $13.7 million, compared to $22.4 million in 1999 and $16.1 million in 1998. The amount of AFUDC recorded reflects the level of construction of new water service assets. The utility subsidiaries record AFUDC to the extent permitted by the regulatory authorities.

    Merger related costs of $20.5 million in 1999 and $.4 million in 1998 reflect the one-time costs incurred in connection with the National Enterprises merger. These costs consist primarily of severance costs as well as vesting of certain benefits, professional fees and other costs.

------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS

    Other income deductions in 2000 reflect $4.5 million of one-time charges related to rate orders received in Missouri and Kentucky. The most significant of these charges was related to the missouri public service commission's decision to deny recognition of certain investments in the former treatment plant the Company deemed essential to provide water service while a new treatment plant was being constructed. The Company is appealing both of these orders. Other income deductions in 1999 and 1998 include the Company's share of losses at its former contract management joint venture.


INCOME TAXES

Income taxes increased by 15% in 2000, following a 4% decrease in 1999. Income tax expense in 1999 reflects the decrease in taxable income primarily related to one-time merger related costs. Details regarding the components of the total amount of state and federal income taxes, and a reconciliation of statutory to reported income tax expense are included in
Note 11 to the financial statements.


SUMMARY OF TAXES

(000)                                   2000       1999       1998
==================================================================
Gross receipts and franchise taxes  $ 43,425   $ 41,839   $ 40,014
Property and capital stock taxes      55,680     53,458     53,705
Payroll taxes                         16,243     18,445     16,911
Other general taxes                    9,871      8,932      7,502
State income taxes                    17,453     14,282     13,575
Federal income taxes                  87,853     77,118     81,973
------------------------------------------------------------------
                                    $230,525   $214,074   $213,680
                                    ==============================


NET INCOME TO COMMON STOCK

Net income to common stock in 2000 was $157.4 million, compared to net income to common stock before merger costs of $147.9 million in 1999 and $146.8 million in 1998. In addition, one-time after tax merger costs of $12.9 million and $.4 million were incurred in 1999 and 1998, respectively, in connection with the national enterprise transaction. After accounting for these merger costs, net income to common stock was $135.0 million in 1999 compared to $146.5 million in 1998.


COMPREHENSIVE INCOME

Other comprehensive income reflected a net loss of $67.2 million in 2000, compared to net gains of $59.3 million in 1999 and $29.1 million in 1998. The Company's other comprehensive income represents the after tax unrealized gain or loss on passive investments in publicly traded companies. The most significant holdings are in ITC/\DeltaCom, Inc. and Powertel, Inc., two telecommunications firms acquired in the merger with National Enterprises, and an investment in SJW Corp.

    Comprehensive income was $90.2 million in 2000 compared to $194.3 million in 1999 and $175.6 million in 1998.


CONSOLIDATED CAPITALIZATION

                COMMON   PREFERRED      LONG-TERM
(000)           EQUITY       STOCK           DEBT
=================================================
   2000     $1,669,677     $52,693     $2,432,560
   1999      1,634,798      93,811      2,431,452
   1998      1,481,611      97,089      2,385,950
   1997      1,341,946      97,663      2,129,228
   1996      1,241,167      99,012      2,006,966
-------------------------------------------------


CONSOLIDATED CAPITALIZATION RATIOS
                COMMON   PREFERRED      LONG-TERM
                EQUITY       STOCK           DEBT
=================================================
   2000            40%          1%            59%
   1999            39%          2%            59%
   1998            37%          3%            60%
   1997            37%          3%            60%
   1996            37%          3%            60%
-------------------------------------------------

Note: Long-term debt includes amounts due within one year.


LIQUIDITY AND CAPITAL RESOURCES

Internal sources of cash flow are provided by retention of a portion of earnings, amortization of deferred charges, deferral of taxes and depreciation expense. Internal cash generation is influenced by weather patterns, economic conditions and the timing of rate relief. When internal cash generation is not sufficient to meet corporate obligations on a timely basis, external sources of funds are utilized. The availability and cost of external cash reflect the consistency and reliability of earnings. External sources of cash consist of short-term bank loans, the sale of securities -- commercial paper, bonds, preferred stock and common stock -- as well as advances and contributions from developers.

    The Company's Dividend Reinvestment and Stock Purchase Plan allows shareholders and customers of the utility subsidiaries to purchase up to $5,000 of common stock each month directly from the Company at a 2% discount from the then prevailing market price. The discount may be discontinued by the Company at any time.

    New shares of common stock may also be issued in connection with the continuation of the Company's Dividend Reinvestment and Stock Purchase Plan, the Employees' Stock Ownership Plan, the Savings Plan for Employees and the 2000 Stock Award and Incentive Plan. The Board of Directors has also authorized management to purchase shares of the Company's common stock to cover the obligations under the employee benefit plans and dividend reinvestment and stock purchase plan.

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------

    The Company's utility subsidiaries fund construction programs and supplement cash flow through the use of short-term borrowings. In June 2000 the Company created American Water Capital to provide a single source of debt capital for the Company and its utility subsidiaries. As a result of consolidating subsidiary credit lines and cash management activities in American Water Capital, the Company was able to reduce the consolidated credit requirements by approximately $150 million. American Water Capital derives its credit worthiness from a strong support agreement with the Company, which is considered the equivalent of an unconditional guarantee of the obligations of American Water Capital. As a result, American Water Capital was rated A- by Standard and Poor's and Baa1 by Moodys Investor Service at December 31, 2000.

    During 2000 American Water Capital instituted a $600 million commercial paper program, the first of its kind in the water utility industry. American Water Capital also has a $600 million bank credit facility involving twelve domestic and international banks that supports the commercial paper program. The issuance of commercial paper reduces the amount available under the bank credit facility. At December 31, 2000 $170 million of commercial paper and $233 million of bank borrowings were outstanding. Ample credit lines are available to provide funds needed for 2001 construction requirements and to maintain short-term borrowings not yet refinanced on a long-term basis. Short-term borrowings are repaid with internally generated cash, and the proceeds obtained from selling debt securities either publicly or to institutional investors on a private placement basis.

    During 2000, three subsidiaries issued $10 million of mortgage bonds at interest rates between 7.92% and 8.04% and one subsidiary issued $29 million of tax-exempt debt at an interest rate of 5.90%. Proceeds from the sale of the bonds were used to repay short-term borrowings, fund construction programs, and to refinance existing debt.

    The utility subsidiaries plan to fund construction programs, continue acquisitions and repay short-term borrowings and maturing bonds in 2001 with the issuance of approximately $309 million of long-term debt, and with additional common equity investments from the Company. In addition, during 2001 the Company will arrange acquisition financing of approximately $850 million to fund the closing of the Citizens Communications water and wastewater sector acquisition. Management intends to fund these transactions permanently through a combination of long-term debt and equity or hybrid equity securities. Effective February 7, 2001 American Water Capital had the ability to issue up to $1.6 billion aggregate principal amount of debt securities under a shelf registration filed with the Securities and Exchange Commission. In addition, the Company may issue approximately $350 million in equity or hybrid equity securities within a year after completing the Citizens acquisition. Excluding any short-term borrowing incurred in connection with this pending transaction, the combined amount of short-term borrowings and bonds maturing within one year is expected to decline to approximately $325 million in 2001. A discussion of the acquisition and capital spending programs begins on page 25.


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

    Economic regulation deals with many competing, and often conflicting, public pressures and policy goals. Rate adjustment proceedings normally are initiated by the utility. After appropriate investigation by commission staff and intervenors, public hearings are held. These hearings, which are economic and service quality fact-finding proceedings, are conducted in a trial-like setting where evidence is submitted, subject to cross examination, which then forms the basis for a commission decision. The purpose of this regulatory process is to set rates that will cover the reasonable operating costs of providing quality service to customers and which will also allow the utility the opportunity to earn a fair return on the investment necessary to provide that service. A rate proceeding generally focuses on four areas:

o The amount of investment in facilities which provide public service
o The operating costs and taxes associated with providing the service
o The capital costs for the funds used to provide the facilities
o The tariff design which allocates revenue requirements equitably across the customer base

    The regulatory rate setting process is time-consuming. Utility management anticipates the time required for the regulatory process and files for rate adjustments or other proceedings that will reflect as closely as possible the cost of providing service at the time the rates become effective. Management pursues methods of offsetting any adverse financial impact of regulatory lag and a number of approaches have proven successful in achieving this result. For example, five states permit the use of forward- looking test years to set rates that are more reflective of costs that are likely to be incurred during the period the rates will be effective. In addition, five subsidiaries have received rate orders allowing recovery of interest and depreciation expense related to the interim period from the time a major construction project is placed in service until new rates reflecting the cost of the project are placed into effect. Six subsidiaries also now recover in rates a return on utility plant before it is in service instead of capitalizing an allowance for funds used during construction. Seven subsidiaries have implemented staged rate increases over several years, reflecting additional annual investments and expenses approximately when they are incurred, and relieving the need to file annual rate increase requests.

------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS

    Through legislation or administrative rulemaking, three states allow utilities to recover certain costs of distribution system infrastructure replacement without the necessity of filing a full rate proceeding. Since distribution system infrastructure replacement is a significant element of capital expenditures made by subsidiaries, such programs can reduce regulatory lag, and increase the time between full rate cases.

    Additionally, eight regulatory jurisdictions permit forms of rate design known as single tariff pricing. This is a concept which sets similar rates for service to customers of subsidiaries with multiple service districts. It allows simplification of administration, and reduces the complexity of rate proceedings. This concept also spreads fixed costs over a larger customer base and helps to mitigate adverse rate impacts to customers resulting from necessary capital improvements, while permitting flexibility in timing of utility subsidiary financing.

    During the past year, regulatory commissions authorized ten subsidiaries to increase rates for service by an annual amount of $27.2 million. The primary driving force for price increases was to reflect a return on the additional investment in essential water service facilities. This has been the case for a number of years and will continue to be the situation for the foreseeable future, as a result of the ongoing need for additional capital investments to reinforce and replace water utility infrastructure and to comply with increasing water quality requirements.

    On August 31, 2000, the Missouri Public Service Commission issued an order in the Missouri-American Water Company rate case granting additional annual revenues of $10.2 million. The primary factors in this rate proceeding were the completion of a new water treatment facility at St. Joseph at a cost of $70.1 million and other capital investment of approximately $14.3 million since the last rate case. Various intervenors have filed appeals contesting the amount of increase the Commission authorized and Missouri-American has appealed elements of the Commission's Order, including certain disallowances related to construction costs and amortization of the former treatment facility. These appeals are pending before several Missouri circuit courts.

    The West Virginia Public Service Commission approved implementation of several scheduled rate increases that were negotiated as part of a joint settlement of West Virginia-American's last general rate case. The total amount of increase is $5.6 million. This includes the third step of a general increase, and step increases related to West-Virginia American's investment in water treatment plant improvements. The Fayette Plateau regional water project, a public private partnership, providing service to over 8,000 customers, was completed and placed in service during the year, accounting for a portion of the increased rates.

    Effective April 19, 2000 the Connecticut Department of Public Utility Control approved a revenue increase of $2.6 million on an annual basis for the Connecticut-American Water Company. The largest portion of this rate filing was associated with a $7.5 million investment associated with renovation of the Putnam Water Treatment Facility. Investments in the Bargh Reservoir dam, Putnam dam, and Putnam clearwell improvements totaled another $5.9 million recognized in this proceeding.

    A general rate case for the Monterey Division California-American Water Company was resolved by settlement between the parties resulting in an allowed increase in rates of $.9 million on an annual basis beginning in March 2000. The Monterey settlement also resulted in agreements between the parties concerning special requests providing for recovery of expenses related to conservation programs, emergency water treatment projects, catastrophic events, and rationing programs. In June 2000, the Company received an offset rate increase for its Coronado Division of $.9 million related to an increase in purchased water cost from its supplier, the City of San Diego. In addition, two step increases providing additional annual revenues of $.7 million were also authorized.

    Kentucky-American Water Company was awarded an increase in annual revenues of $2.2 million effective December 12, 2000. The rate base component of the Kentucky-American rate increase was due to numerous construction projects which have taken place, or are planned for the year 2001, since Kentucky is one of the commissions that permits projected rate case elements. The Commission has granted a petition Kentucky-American filed requesting a re-hearing regarding several issues.


ADDITIONAL ANNUAL REVENUES AUTHORIZED BY RATE DECISIONS

(000)                            2000     1999     1998
=======================================================
Arizona                       $    --  $   811  $    --
California                      2,481      780       --
Connecticut                     2,628       --       --
Illinois                           --       --      750
Indiana                            --   14,219    2,000
Iowa                               --       --    1,836
Kentucky                        2,171       --       --
Maryland                           --      360       --
Michigan                           --       --       80
Missouri                       10,233       --    3,800
New Hampshire                     545       --       --
New Jersey                         --   13,083       --
New Mexico                         --       --      790
New York                          539      100      440
Ohio                            1,310       --      733
Pennsylvania                      780   24,600       --
Virginia                          936      776       --
West Virginia                   5,561    4,522    6,287
-------------------------------------------------------
                              $27,184  $59,251  $16,716
                              =========================


                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------

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


INTEREST RATE RISK
                                                                                                    Fair Value
                                                                                                   at Dec. 31,
(000)                       2001      2002      2003     2004      2005   Thereafter        Total         2000
==============================================================================================================
Fixed-rate
  long-term debt,
  including current
  portion               $160,944  $146,088  $207,998  $49,470   $63,134   $1,802,010   $2,429,644   $2,478,382
Average interest rate      7.07%     7.01%     7.00%    6.95%     6.92%        6.89%

Fixed-rate preferred
  stocks with
  mandatory redemption
  requirements          $  1,028  $  2,208  $    648  $   648   $   648   $   27,722   $   32,902   $   34,395
Average interest rate      8.11%     8.12%     8.11%    8.14%     8.16%        8.19%

                                                                                                    Fair Value
                                                                                                   at Dec. 31,
(000)                      2000       2001      2002      2003     2004   Thereafter        Total         1999
==============================================================================================================
Fixed-rate
  long-term debt,
  including current
  portion               $37,932   $160,382  $146,424  $207,919  $64,411   $1,811,044   $2,428,112   $2,332,683
Average interest rate     7.14%      7.11%     7.05%     7.04%    6.99%        6.97%

Fixed-rate preferred
  stocks with
  mandatory redemption
  requirements          $42,031   $    996  $    668  $    608  $   608   $   29,109   $   74,020   $   74,627
Average interest rate     8.31%      8.11%     8.12%     8.15%    8.18%        8.20%



ENVIRONMENTAL

The Safe Drinking Water Act was last amended by Congress in 1996, and requires the U.S. Environmental Protection Agency (EPA) to develop certain drinking water regulations over a prescribed timeline. Those regulations included new health limits for contaminants, and the EPA was also required to establish new treatment standards. In addition, Congress mandated that annual notices be mailed to consumers about the quality of drinking water, a national plan be established to certify water plant operators, more stringent bottled water standards, the development of guidance for water conservation, a prohibition against non-viable water systems from starting up, and provision for low interest loans for projects which improve the purity of drinking water.

    Many of these mandates have already been met by EPA, and the agency is working diligently to meet the others. In 2001, EPA expects to finalize regulation for a revised arsenic limit, a radon limit, a limitation on handling filter backwash water, and a way to determine the need to disinfect groundwater. A lower limit for disinfection by-products that became final in late 1998 becomes mandatory in late 2001. American Water System utilities are prepared to meet that mandate. EPA also intends to propose a revised, lower limit for disinfection by-products in 2001 to become effective approximately 2008.

    The Company has been intimately involved in all these rule makings, and has developed cost estimates for all proposed rules. Through collaboration with EPA using the American Water System's national water quality and construction cost database, and national scope of operations, the Company has assisted the Agency in developing the most practical regulations. It is the specific intent of the Company to know in advance what capital requirements are associated with future health mandates, so it can plan for that investment accordingly. The American Water System has a history of complying with new regulations before the mandatory deadline. The Company also recognizes the value of satisfying our customers' desire for pleasing water, and our associates are committed to meeting those expectations.

------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS

    The American Water System's record of compliance with the Safe Drinking Water Act in 2000 was outstanding. However, the Company's water quality commitment goes beyond the minimum requirements. A voluntary EPA Partnership for Safe Water has been embraced by the Company as part of its commitment to provide higher quality drinking water than required by regulation. Through a cooperative effort between federal and state health agencies, and water utilities, this Partnership requires a special effort to produce outstanding quality water, and to conduct a very thorough assessment of treatment facilities in order to identify even further quality improvements. Once those steps and milestones are reached, the EPA may grant an award. This type of voluntary program offers public health protection in lieu of federal mandates. The Company's accomplishments have been acknowledged by receipt of 34 EPA awards by the utility subsidiaries.

    The record for other environmental compliance is equally impressive. Environmental legislation such as the Clean Water Act, the Resource Conservation and Recovery Act, and the Toxic Substances Control Act require prevention of air, water and land contamination. Wastes generated during water treatment and wastewater treatment must be properly treated and disposed of. American Water System utility subsidiaries recycle a large portion of liquid waste, in order to conserve water, and they hold permits to properly dispose of other materials to the land or watercourses. In addition, hazardous materials such as chemicals used in water treatment and oil products used in vehicles are appropriately contained to prevent release to the environment. Periodic environmental audits are conducted to ensure compliance with laws and regulations. Each utility maintains plans to notify the appropriate agencies and to clean up any accidental discharge which might occur.

    In the future, it is expected that EPA will continue to develop more stringent standards for drinking water to protect public health to an even greater extent, and will develop more limiting regulation of materials that may be released to the environment. The American Water System continues to emphasize the criticality of keeping abreast of such future developments, to be involved in the development of such rules, and to meet all requirements imposed on the business entities. While these new regulations result in increased capital and operating costs, those costs are expected to be recognized in rates as they reflect better service to the customer and protection of the environment.


NEW ACCOUNTING STANDARDS

In 2001, the Company will adopt Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 was issued by the Financial Accounting Standards Board (FASB) in June of 1998 and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

    The adoption of this new accounting standard is not expected to have a significant effect on the Company's financial position or results of operations. The Company's contracts that meet the definition of a derivative are for normal purchases and normal sales, are expected to result in a physical delivery, and are of quantities expected to be used or sold over a reasonable period in the normal course of business. The Company has no hedging activities.


FORWARD LOOKING INFORMATION

Forward looking statements in this report, including, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made in accordance with the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: the success of pendi ng applications for rate increases; inability to obtain, or to meet conditions imposed for, regulatory approval of pending acquisitions; general economic and business conditions; competition; success of operating initiatives, advertising and promotional efforts; existence of adverse publicity or litigation; changes in business strategy or plans; quality of management; availability, terms and development of capital; business abilities and judgement of personnel; changes in, or the failure to comply with governmental regulations, particularly those affecting the environment and water quality; and other factors described in the filings of the Company with the SEC. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of the Company is responsible for the preparation of the following financial statements and for their integrity and objectivity. These financial statements conform to accounting principles generally accepted in the United States of America and, where required, include amounts which represent management's best judgments and estimates. The Company's management also prepared the other information in this Annual Report and is responsible for its accuracy and consistency with the financial statements.

    The Company maintains internal control systems to enable it to fulfill its obligations for responsible financial reporting. These systems include an Internal Audit Department which monitors internal controls and reports directly to the Audit Committee of the Board of Directors. Management views the purpose of internal auditing as an independent examination and assessment of Company activities related to compliance with policy, procedures and the law as well as the safeguarding of assets.

    The Audit Committee of the Board of Directors consists of five independent directors who meet with the Company's senior financial personnel, internal auditors and independent accountants. They report their findings to the Board of Directors and recommend a firm of independent accountants.

    The Company's independent accountants, Price-waterhouseCoopers LLP, are engaged to conduct an independent audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Their audit includes obtaining a sufficient understanding of the internal control structure to establish a basis for reliance thereon in determining the nature, extent and timing of the tests applied in the audit of the financial statements. Their opinion on the fairness of the reported operating results, cash flows and financial condition appears below.

/s/ ELLEN C. WOLF
Ellen C. Wolf
Vice President and Chief Financial Officer

January 30, 2001


------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS



TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
AMERICAN WATER WORKS COMPANY, INC.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income and of retained earnings, of cash flows, of capitalization and of common stockholders' equity present fairly, in all material respects, the financial position of American Water Works Company, Inc. and Subsidiary Companies at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

January 30, 2001,
except as to Note 4 which is as of March 1, 2001

------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

At December 31,                                          2000            1999
=============================================================================

ASSETS
Property, plant and equipment
  Utility plant - at original cost
    less accumulated depreciation                  $5,202,833      $4,939,408
  Utility plant acquisition adjustments, net           75,294          51,697
  Nonutility property, net of
    accumulated depreciation                           37,831          36,265
  Excess of cost of investments in
    subsidiaries over book equity
    at acquisition, net                                55,590          57,118
-----------------------------------------------------------------------------
Total property, plant and equipment                 5,371,548       5,084,488
-----------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                            28,571          43,100
  Customer accounts receivable                        103,975          91,353
  Allowance for uncollectible accounts                 (2,575)         (2,346)
  Unbilled revenues                                    83,878          78,205
  Miscellaneous receivables                            15,117          10,936
  Materials and supplies                               20,683          20,058
  Deferred vacation pay                                10,923          10,902
  Restricted funds                                        224          14,558
  Other                                                16,900          11,915
-----------------------------------------------------------------------------
Total current assets                                  277,696         278,681
-----------------------------------------------------------------------------
Regulatory and other long-term assets
  Regulatory asset - income taxes
    recoverable through rates                         216,652         214,349
  Other investments                                    73,997         181,579
  Debt and preferred stock expense                     47,630          48,289
  Deferred pension expense                             23,479          32,872
  Deferred postretirement benefit expense              10,129          10,264
  Deferred treatment plant costs                        4,748           5,811
  Deferred business services project expenses           4,796              --
  Deferred tank painting costs                         16,829          14,178
  Restricted funds                                      8,343           6,557
  Other                                                78,951          75,138
-----------------------------------------------------------------------------
Total regulatory and other long-term assets           485,554         589,037
-----------------------------------------------------------------------------
TOTAL ASSETS                                       $6,134,798      $5,952,206
                                                   ==========================

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------

                                                           2000           1999
==============================================================================

CAPITALIZATION AND LIABILITIES
Capitalization
  Common stockholders' equity                        $1,669,677     $1,634,798
  Preferred stocks with mandatory
    redemption requirements                                  --         40,000
  Preferred stocks without mandatory
    redemption requirements                              11,673         11,673
  Preferred stocks of subsidiaries with
    mandatory redemption requirements                    32,902         34,020
  Preferred stocks of subsidiaries without
    mandatory redemption requirements                     8,118          8,118
  Long-term debt
    American Water Works Company, Inc.                  159,000        211,000
    Subsidiaries                                      2,112,165      2,182,097
------------------------------------------------------------------------------
Total capitalization                                  3,993,535      4,121,706
------------------------------------------------------------------------------
Current liabilities
  Short-term debt                                       412,179        239,864
  Current portion of long-term debt                     161,395         38,355
  Accounts payable                                       52,447         67,064
  Taxes accrued, including federal income                25,960         16,030
  Interest accrued                                       42,641         43,672
  Accrued vacation pay                                   11,564         11,532
  Other                                                  67,865         75,191
------------------------------------------------------------------------------
Total current liabilities                               774,051        491,708
------------------------------------------------------------------------------
Regulatory and other long-term liabilities
  Advances for construction                             216,125        207,891
  Deferred income taxes                                 605,343        610,460
  Deferred investment tax credits                        40,098         40,585
  Accrued pension expense                                50,414         63,095
  Accrued postretirement benefit expense                 13,930         12,471
  Other                                                  37,823         29,453
------------------------------------------------------------------------------
Total regulatory and other long-term liabilities        963,733        963,955
------------------------------------------------------------------------------
Contributions in aid of construction                    403,479        374,837
------------------------------------------------------------------------------
Commitments and contingencies                                --             --
------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                 $6,134,798     $5,952,206
                                                     =========================

The accompanying notes are an integral part of these financial statements.

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
AND OF RETAINED EARNINGS
(Dollars in thousands, except per share amounts)

For the years ended December 31,                2000         1999         1998
==============================================================================
CONSOLIDATED INCOME AND
COMPREHENSIVE INCOME

Operating revenues                        $1,350,590   $1,260,857   $1,200,037
------------------------------------------------------------------------------
Operating expenses
  Operation and maintenance                  603,305      566,948      536,519
  Depreciation and amortization              165,888      151,641      139,661
  General taxes                              125,219      122,674      118,132
------------------------------------------------------------------------------
                                             894,412      841,263      794,312
------------------------------------------------------------------------------
Operating income                             456,178      419,594      405,725

Other income (deductions)
  Interest                                  (191,783)    (178,215)    (168,779)
  Allowance for other funds used
    during construction                        7,804       11,849        9,803
  Allowance for borrowed funds used
    during construction                        5,891       10,577        6,312
  Amortization of debt expense                (2,770)      (2,754)      (2,494)
  Preferred dividends of subsidiaries         (3,165)      (3,311)      (3,408)
  Merger related costs                            --      (20,535)        (352)
  Other, net                                  (5,788)      (6,856)        (820)
------------------------------------------------------------------------------
                                            (189,811)    (189,245)    (159,738)
------------------------------------------------------------------------------
Income before income taxes                   266,367      230,349      245,987
Provision for income taxes                   105,306       91,400       95,548
------------------------------------------------------------------------------
Net income                                   161,061      138,949      150,439
Dividends on preferred stocks                  3,700        3,984        3,984
------------------------------------------------------------------------------
Net income to common stock                   157,361      134,965      146,455
------------------------------------------------------------------------------

Other comprehensive income
  Unrealized gain (loss) on securities      (113,552)     102,604       47,083
  Income taxes on other comprehensive
    income                                    46,394      (43,281)     (17,959)
------------------------------------------------------------------------------
Other comprehensive income (loss), net       (67,158)      59,323       29,124
------------------------------------------------------------------------------
Comprehensive income                      $   90,203   $  194,288   $  175,579
                                          ====================================

Average shares of basic common
  stock outstanding                           97,988       96,544       95,234
Basic and diluted earnings per common
  share on average shares outstanding     $     1.61   $     1.40   $     1.54
                                          ====================================

CONSOLIDATED RETAINED EARNINGS
Balance at beginning of year              $1,001,029   $  945,434   $  870,368
Add: net income                              161,061      138,949      150,439
Less: treasury stock issuances                   801           --           --
------------------------------------------------------------------------------
                                           1,161,289    1,084,383    1,020,807
------------------------------------------------------------------------------
Deduct: dividends paid
  Preferred stock                              3,244        3,528        3,528
  Preference stock                               456          456          456
  Common stock - $.90 per share in 2000,
    $.86 per share in 1999, $.82 per
    share in 1998                             88,103       76,479       65,781
  National Enterprises Inc. common stock          --        2,891        5,608
------------------------------------------------------------------------------
                                              91,803       83,354       75,373
------------------------------------------------------------------------------
Balance at end of year                    $1,069,486   $1,001,029   $  945,434
                                          ====================================


The accompanying notes are an integral part of these financial statements.

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)



For the years ended December 31,                2000         1999         1998
==============================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                 $ 161,061    $ 138,949    $ 150,439
Adjustments
  Depreciation and amortization              165,888      151,641      139,661
  Provision for deferred income taxes         27,431       31,411       29,922
  Provision for losses on accounts
    receivable                                 8,608        7,731        6,832
  Allowance for other funds used
    during construction                       (7,804)     (11,849)      (9,803)
  Employee stock plan expenses                 3,330        5,185        5,648
  Employee benefit expenses greater
    (less) than funding                       (1,698)       4,217       (1,848)
  Deferred business services
    project expense                           (4,586)          --           --
  Deferred tank painting costs                (3,188)      (3,349)      (4,081)
  Deferred rate case expense                  (2,108)      (2,024)      (1,894)
  Amortization of deferred charges            10,671       13,985       10,709
  Other, net                                  (6,205)      (1,352)      (7,443)
  Changes in assets and liabilities,
    net of effects from acquisitions
    Accounts receivable                      (24,169)     (10,934)     (16,327)
    Unbilled revenues                         (5,114)      (2,262)      (4,064)
    Other current assets                      (5,370)      (1,978)      (1,130)
    Accounts payable                         (14,644)      (3,150)      13,208
    Taxes accrued, including federal income    9,423       (8,751)       5,591
    Interest accrued                          (1,031)       1,809        4,212
    Other current liabilities                 (7,349)      20,113       (7,437)
------------------------------------------------------------------------------
Net cash from operating activities           303,146      329,392      312,195
------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures                   (377,217)    (467,351)    (437,627)
Allowance for other funds used during
  construction                                 7,804       11,849        9,803
Acquisitions                                 (51,821)     (41,764)     (46,203)
Proceeds from the disposition of property,
  plant and equipment                          6,827        2,703        1,484
Removal costs from property, plant and
  equipment retirements                      (14,309)     (15,409)      (7,543)
Restricted funds                              12,548        1,737      (14,786)
------------------------------------------------------------------------------
Net cash used in investing activities       (416,168)    (508,235)    (494,872)
------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                  47,908      128,332      330,174
Proceeds from common stock, net of
  issuance costs                              33,304       36,617       29,942
Net borrowings (repayments) under
  short-term debt agreements                 172,315      150,024      (46,172)
Advances and contributions for
  construction, net of refunds                31,565       43,121       38,719
Debt issuance costs                           (2,262)      (5,376)      (8,070)
Repayment of long-term debt                  (46,800)     (82,830)     (75,042)
Redemption of preferred stocks               (41,118)      (3,278)      (2,438)
Dividends paid                               (91,803)     (83,354)     (75,373)
Purchase of common stock for treasury         (4,616)      (1,190)          --
------------------------------------------------------------------------------
Net cash from financing activities            98,493      182,066      191,740
------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                           (14,529)       3,223        9,063
Cash and cash equivalents at
  beginning of year                           43,100       39,877       30,814
------------------------------------------------------------------------------
Cash and cash equivalents at end of year   $  28,571    $  43,10     $  39,877
                                           ===================================
Cash paid during the year for:
  Interest, net of capitalized amount      $ 196,841    $ 180,475    $ 169,044
                                           ===================================
  Income taxes                             $  57,725    $  69,015    $  75,510
                                           ===================================

Common stock issued in lieu of cash in
connection with the Employee Stock
Ownership Plan, the Savings Plan for
Employees and the 2000 Stock Award and
Incentive Plan totaled $1,488 in 2000,
$5,428 in 1999 and $6,854 in 1998. Common
stock placed into treasury in connection with the Employee Stock Ownership Plan, the Savings Plan for Employees and the 2000 Stock Award and Incentive Plan totaled $4,872 in 2000 and $3,675 in 1999.
Capital lease obligations of $1,590 were recorded in 1998.

The accompanying notes are an integral part of these financial statements.

------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CAPITALIZATION
(Dollars in thousands, except per share amounts)



At December 31,                                            2000           1999
==============================================================================
COMMON STOCKHOLDERS' EQUITY:
  Common stock - $1.25 par value, authorized
    300,000,000 shares, issued 98,819,845
    shares in 2000 and 97,303,759 shares
    in 1999                                          $  123,525     $  121,630
  Paid-in capital                                       454,568        424,434
  Retained earnings                                   1,069,486      1,001,029
  Accumulated other comprehensive income                 25,303         92,461
  Unearned compensation                                    (359)        (1,056)
  Treasury stock at cost - 129,216 shares in
    2000 and 109,675 shares in 1999                      (2,846)        (3,700)
------------------------------------------------------------------------------
                                                      1,669,677      1,634,798
------------------------------------------------------------------------------

At December 31, 2000, common shares
reserved for issuance in connection
with the Company's stock plans were
80,865,863 shares for the Stockholder
Rights Plan, 2,796,096 shares for the
Dividend Reinvestment and Stock
Purchase Plan, 565,493 shares for the
Employees' Stock Ownership Plan,
532,381 shares for the Savings Plan
for Employees and 3,434,935 shares for
the 2000 Stock Award and Incentive Plan.

PREFERRED STOCKS WITH MANDATORY REDEMPTION REQUIREMENTS:
  Cumulative preferred stock - $25 par value,
    authorized 1,770,000 shares
    8.5% series (non-voting), outstanding
    1,600,000 shares, redeemed at
    par value on December 1, 2000                            --         40,000
-------------------------------------------------------------------------------

PREFERRED STOCKS WITHOUT MANDATORY REDEMPTION REQUIREMENTS:
  Cumulative preferred stock - $25 par value
    5% series (one-tenth of a vote per share),
    outstanding 101,777 shares                            2,544          2,544
  Cumulative preference stock - $25 par value,
    authorized 750,000 shares
    5% series (non-voting), outstanding 365,158
    shares                                                9,129          9,129
  Cumulative preferential stock - $35 par value,
    authorized 3,000,000 shares
    (one-tenth of a vote per share), no
    outstanding shares                                       --             --
-------------------------------------------------------------------------------
                                                         11,673         11,673
-------------------------------------------------------------------------------

PREFERRED STOCKS OF SUBSIDIARIES:
  Dividend rate
    3.9% to less than 5%                                  4,610          4,917
    5% to less than 6%                                    4,669          4,726
    6% to less than 7%                                    1,455          1,559
    7% to less than 8%                                    3,984          4,034
    8% to less than 9%                                   23,050         23,350
    9% to less than 10%                                   3,112          3,272
    10% to less than 11%                                    140            280
-------------------------------------------------------------------------------
                                                         41,020         42,138
-------------------------------------------------------------------------------

Preferred stock agreements of certain
subsidiaries require annual
sinking fund payments in varying
amounts and permit redemption at various prices at the option of the subsidiaries on thirty days notice, or in the event of involuntary liquidation, at par value plus accrued dividends.
Sinking fund payments for the next
five years will amount to $1,028 in
2001, $2,208 in 2002, $648 in 2003,
$648 in 2004 and $648 in 2005.

Redemptions of preferred stock amounted
to $41,118 in 2000 and $3,278 in 1999.

                     AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

                                                  CURRENT
                                               MATURITIES         2000         1999
===================================================================================
LONG-TERM DEBT OF
AMERICAN WATER WORKS COMPANY, INC.:
  7.41% Series C debentures, due May 1, 2003           --   $   81,000   $   81,000
  6.21% Series D debentures, due July 2, 2001    $ 50,000           --       50,000
  6.28% Series D debentures, due July 2, 2002          --       10,000       10,000
  6.28% Series D debentures, due July 2, 2003          --       45,000       45,000
  6.32% Series D debentures, due July 2, 2004          --       15,000       15,000
  7.02% Senior Notes, due August 1, 2005            2,000        8,000       10,000
-----------------------------------------------------------------------------------
                                                   52,000      159,000      211,000
-----------------------------------------------------------------------------------

LONG-TERM DEBT OF SUBSIDIARIES:
  Interest rate
    1% to less than 2%                                368       16,913        8,486
    3% to less than 4%                                 40          353          393
    4% to less than 5%                                442        3,552        3,994
    5% to less than 6%                                 57      487,922      459,304
    6% to less than 7%                                440      513,182      513,628
    7% to less than 8%                             11,141      706,580      711,221
    8% to less than 9%                             68,200      113,200      177,900
    9% to less than 10%                            26,909      214,646      249,555
    10% to less than 11%                            1,347       53,352       54,699
-----------------------------------------------------------------------------------
                                                  108,944    2,109,700    2,179,180
  Capital leases                                      451        2,465        2,917
-----------------------------------------------------------------------------------
                                                 $109,395    2,112,165    2,182,097
-----------------------------------------------------------------------------------
                                                            $3,993,535   $4,121,706
                                                            =======================

Maturities of long-term debt of subsidiaries, including sinking fund requirements, during the next five-years will amount to $109,395 in 2001, $134,494 in 2002, $80,433 in 2003,
$47,810 in 2004 and $61,229 in 2005.

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


                                                                       Accumu-
                                                                         lated
                                                                         Other
Common
                                                                       Compre-  Unearned
Stock-
                              Common Stock       Paid-in    Retained   hensive   Compen-     Treasury Stock
holders'
                            Shares  Par Value    Capital    Earnings    Income    sation    Shares  At Cost
Equity
========================================================================================================================
BALANCE AT
DECEMBER 31, 1997       94,622,612   $118,278   $350,127    $870,368    $4,014     ($816)      800     ($25)
$1,341,946

  Net income                    --         --         --     150,439        --        --        --       --
150,439
  Dividend reinvestment    249,250        312      7,082          --        --        --        --
--        7,394
  Stock purchase           600,036        750     17,267          --        --        --        --       --
18,017
  Employees' stock
    ownership plan          95,499        119      2,903          --        --        --        --
--        3,022
  Savings plan for
    employees              193,943        242      5,593          --        --        --        --
--        5,835
  Incentive plan            70,450         88      1,283          --        --      (164)       --
--        1,207
  Other comprehensive
    income                      --         --         --          --    29,124        --        --       --
29,124
  Dividends:
    Preferred stocks            --         --         --      (3,984)       --        --        --       --
(3,984)
    Common stock                --         --         --     (71,389)       --        --        --       --
(71,389)
------------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1998       95,831,790    119,789    384,255     945,434    33,138      (980)      800      (25)
1,481,611

  Net income                    --         --         --     138,949        --        --        --       --
138,949
  Dividend reinvestment    291,808        365      7,896          --        --        --        --
--        8,261
  Stock purchase           839,288      1,050     22,714          --        --        --        --       --
23,764
  Employees' stock
    ownership plan         109,932        137      3,040          --        --        --        --
--        3,177
  Savings plan for
    employees              200,153        251      5,699          --        --        --        --
--        5,950
  Incentive plan            30,788         38        830          --        --       (76)       --
--          792
  Other comprehensive
    income                      --         --         --          --    59,323        --        --       --
59,323
  Treasury stock                --         --         --          --        --        --   108,875   (3,675)
(3,675)
  Dividends:
    Preferred stocks            --         --         --      (3,984)       --        --        --       --
(3,984)
    Common stock                --         --         --     (79,370)       --        --        --       --
(79,370)
------------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1999       97,303,759    121,630    424,434   1,001,029    92,461    (1,056)  109,675   (3,700)
1,634,798

  Net income                    --         --         --     161,061        --        --        --       --
161,061
  Dividend reinvestment    389,151        486      8,337          --        --        --        --
--        8,823
  Stock purchase         1,029,257      1,287     22,256          --        --        --        --       --
23,543
  Employees' stock
    ownership plan          32,134         40        631          --        --        --        --
--          671
  Savings plan for
    employees               65,544         82      1,293          --        --        --        --
--        1,375
  Incentive plan                --         --     (2,383)         --        --       697        --       --
(1,686)
  Other comprehensive
    income                      --         --         --          --   (67,158)       --        --       --
(67,158)
  Treasury stock                --         --         --        (801)       --        --    19,541
854           53
  Dividends:
    Preferred stocks            --         --         --      (3,700)       --        --        --       --
(3,700)
    Common stock                --         --         --     (88,103)       --        --        --       --
(88,103)
------------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 2000       98,819,845   $123,525   $454,568  $1,069,486   $25,303     ($359)  129,216  ($2,846)
$1,669,677

================================================================================================


The accompanying notes are an integral part of these financial statements.

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)



NOTE 1: ORGANIZATION AND OPERATION

American Water Works Company, Inc. through its regulated and unregulated subsidiaries provides water and wastewater service in 23 states. As public utilities, its regulated subsidiaries function under rules and regulations prescribed by state regulatory commissions. The Company manages and operates water and wastewater facilities through its unregulated contract management subsidiary, American Water Services. This subsidiary had been operated as a joint venture until December 31, 1999 when the Company acquired its partner's interest (see Contract Management Business in Note 3). In addition, American Water Resources is a wholly owned subsidiary whose function is to provide water and wastewater related services and products.

    The Company, however, reflects one reportable segment for financial statement purposes as the Company's utility subsidiaries represent similar entities offering substantially identical water and wastewater services to similar customers. The Company's unregulated operations, primarily the contract management business, has not been reflected as a reportable segment as revenues, net income and assets associated with these operations are less than 10% of those for the Company as a whole.


NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the parent company and all of its subsidiaries. Intercompany accounts and transactions are eliminated. Prior to January 1, 2000 the results of operations of the Company's former contract management business joint venture were accounted for under the equity method of accounting (see Contract Management Business in Note 3).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

PROPERTY, PLANT AND EQUIPMENT

Additions to utility plant and replacements of retirement units of property are capitalized. Costs include material, direct labor and such indirect items as engineering and supervision, payroll taxes and benefits, transportation and an allowance for funds used during construction. The costs incurred to acquire and internally develop computer software for internal use are capitalized as a unit of property. Repairs, maintenance and minor replacements of property are charged to current operations. The cost of property units retired in the ordinary course of business plus removal cost (less salvage) is charged to accumulated depreciation. The cost of property, plant and equipment is generally depreciated using the straight-line method over the estimated service lives of the assets. The depreciation rates, based on the average balance of depreciable property, were 2.54% in 2000, 2.51% in 1999 and 2.51% in 1998.

    Utility plant acquisition adjustments include the difference between the purchase price of utility plant and its original cost (less accumulated depreciation) and are generally being amortized over a period of 40 years.

    The excess of cost of investments in subsidiaries over book equity at acquisition includes $33,000 of goodwill associated with the Company's acquisition of its joint venture partner's interest in the contract management business that is being amortized over a period of 20 years (see Contract Management Business in Note 3). The balance of the excess cost of investments in subsidiaries is primarily attributable to various acquisitions of utility subsidiaries that occurred prior to October 31, 1970, and it is not being amortized because, in the opinion of management, there has been no diminution in value.

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

------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)



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

    Pension expense in excess of the amount contributed to the pension plans is deferred by certain subsidiaries. These costs will be recovered in future service rates as contributions are made to the pension plan.

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

    Deferred business services project expenses consist of reengineering and start-up activities for consolidated customer and shared administrative service centers that are being established. These costs are being deferred as it is expected that these costs will be recovered in the rates charged for utility service in the future.

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

    The principal publicly traded investments are approximately 4,000,000 shares of ITC/\ DeltaCom, Inc. (NASDQ: ITCD), 600,000 shares of Powertel, Inc. (NASDQ: PTEL) and 50,000 shares of SJW Corp. (AMEX: SJW). The cost basis of these publicly traded securities is $23,027, and the fair value of these investments is determined using quoted market prices. There were no realized gains or losses recorded for any of the years presented below, as the Company did not sell any of the securities during those years.


                                                 2000       1999       1998
===========================================================================
Beginning balance                             $92,461    $33,138    $ 4,014
Unrealized gain (loss) on securities         (113,552)   102,604     47,083
Income taxes on other comprehensive income     46,394    (43,281)   (17,959)
---------------------------------------------------------------------------
Ending balance                                $25,303    $92,461    $33,138
                                              =============================

    The Company has equity investments in ITC Holding Company, Inc., Knology, Inc. and United States Sugar Corporation that are not publicly traded. The cost basis of these securities was $9,554 at December 31, 2000.


OTHER CURRENT LIABILITIES

Other current liabilities at December 31, 2000 and 1999 include payables to banks of $17,288 and $21,621 respectively, which represent checks issued but not presented to banks for payment, net of the related bank balance.

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

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------



    On January 11, 2001 the Internal Revenue Service issued regulations that excluded lateral service lines from its definition of contributions in aid of construction that are not included in taxable income. These customer connection fees are defined as the cost of installing a connection or service line from the Company's main lines to the lines owned by the customer. The regulations were effective immediately, and the Company is now paying tax on money or property received for these connections.

RECOGNITION OF REVENUES

Revenues of the regulated utility subsidiaries include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the date of the latest meter reading to the end of the accounting period.

    Revenue from American Water Services' long-term service contracts is recognized over the contract term based on the percentage of costs incurred during the period compared to the total estimated costs to be incurred over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes known. Revenue in excess of billings on service contracts are recorded as unbilled revenue. Billings in excess of revenues recognized on service contracts are recorded as a liability on the Company's balance sheet until the above revenue recognition criteria are met. Changes in contract performance and related estimated contract profitability may result in revisions to costs and revenues and are recognized in the period in which revisions are determined.

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

EARNINGS PER SHARE

The average number of shares used to calculate diluted earnings per share includes 4,784, 51,837 and 57,831 of potential common shares issuable in connection with the long-term incentive program in 2000, 1999 and 1998, respectively, and 45,227 potential common shares for employee stock options in 2000 (see Note 9).

NEW ACCOUNTING STANDARDS

In 2001, the Company will adopt Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 was issued by the Financial Accounting Standards Board (FASB) in June of 1998 and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

    The adoption of this new accounting standard is not expected to have a significant effect on the Company's financial position or results of operations. The Company's contracts that meet the definition of a derivative are for normal purchases and normal sales, are expected to result in a physical delivery, and are of quantities expected to be used or sold over a reasonable period in the normal course of business. The Company has no hedging activities.

------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)


RECLASSIFICATION

Certain reclassifications have been made to conform previously reported data to the current presentation.


NOTE 3: ACQUISITIONS

NATIONAL ENTERPRISES INC.

On June 25, 1999, the Company completed the acquisition of National Enterprises Inc., a privately owned company, in a transaction valued at $700,000. The transaction was accomplished through a tax free exchange of 14,937,000 shares of the Company's stock for all of the outstanding shares of National Enterprises and the assumption of $241,000 of debt. Subsidiaries of National Enterprises provided water service to approximately 504,000 customers in Missouri, Illinois, Indiana and New York. National Enterprises also had passive investments in the telecommunications industry owning 4,000,000 shares of ITC/\DeltaCom, Inc. and 600,000 shares of Powertel, Inc. as well as an interest in privately held ITC Holding Company, Inc.

    This business combination has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for periods prior to the combination were restated to include the accounts and results of operations of National Enterprises.

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

WATER UTILITY SUBSIDIARIES OF UNITED WATER
RESOURCES INC.

On May 31, 2000, the Company completed its acquisition of five water utilities in Missouri, Indiana, Illinois, and Virginia from United Water Resources Inc. for approximately $50,000 in cash. These water utilities provide service to 35,000 customers.

CONTRACT MANAGEMENT BUSINESS

On December 31, 1999, the Company finalized the purchase of its joint venture partner Anglian Water's interest in AmericanAnglian Environmental Technologies for $32,000. This business, which now operates as American Water Services, manages and operates 175 water and wastewater facilities in nine states.

    Effective January 1, 2000 the results of operations of American Water Services are being reported on a consolidated basis. Previously, the results of the joint venture were being accounted for under the equity method.

HAWAII WASTEWATER SYSTEM

On April 1, 1998, the Company acquired East Honolulu Community
Services, Inc. ("EHCS"), a suburban Honolulu wastewater utility located on the eastern tip of Oahu, Hawaii. The Company acquired this system for $17,300 from Maunalua Associates, Inc., a subsidiary of Kemper Corporation. This utility, now operating as Hawaii-American Water Company, provides wastewater service to approximately 10,000 customers in the community of Hawaii Kai.


NOTE 4: PENDING ACQUISITIONS

WATER AND WASTEWATER ASSETS OF CITIZENS
COMMUNICATIONS COMPANY

On October 15, 1999, the Company entered into an agreement to acquire all of the water and wastewater utility assets of Citizens Communications Company (formerly Citizens Utilities Company) (NYSE:CZN) for $835,000 in cash and debt. Citizens provides water and wastewater service to 305,000 customers in Arizona, California, Illinois, Indiana, Ohio and Pennsylvania. For the latest fiscal year ended December 31, 2000, the operations being acquired had revenues of approximately $110,000.

    Regulatory agencies in Pennsylvania, Indiana and Ohio have approved the acquisition of Citizen's water and wastewater assets in those states and evidentiary hearings have been completed in Arizona and Illinois.
Decisions are anticipated in Arizona during the first quarter of 2001, in Illinois during the second quarter of 2001 and in California during the third quarter of 2001.

    The Office of Ratepayer Advocates of the California Public Utilities Commission (CPUC) issued a report on October 16, 2000 opposing the Company's acquisition of the California water and wastewater assets of Citizens. The Company strongly disagrees with this report and has filed rebuttal testimony with the CPUC contesting the report's analysis and conclusions. Members of the staff of the Illinois Commerce Commission have also submitted testimony opposing the Citizens acquisition. Consummation of the Citizens transaction requires approval by regulatory agencies in each of the six states in which the assets are located. The Company continues to work to complete this acquisition, but recognizes that there is no assurance that approval will be obtained on a timely basis, if at all.

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------


SJW CORP.

On October 28, 1999, the Company agreed to acquire all of the common stock of SJW Corp. (AMEX:SJW). On March 1, 2001 the Company and SJW announced that, in light of additional delays outlined in a new procedural scheduling order issued by the California Public Utilities Commission
(CPUC) on February 20, 2001, they had mutually agreed to terminate the merger agreement between them immediately. The CPUC scheduling order extended the date for a final decision regarding review of the merger application to at least September 2001, and thereby made it impossible to plan and effectively implement the transaction contemplated by the agreement.

CITY OF COATESVILLE PENNSYLVANIA WATER AND
WASTEWATER SYSTEMS

On February 15, 2000 one of the Company's subsidiaries agreed to purchase the City of Coatesville Authority's water and wastewater utility systems for $48,000. These systems provide water service to 8,600 customers and wastewater service to 6,500 customers. It is expected that the transaction will be completed in the first quarter of 2001.


NOTE 5: UTILITY PLANT

The components of utility plant by category at December 31 are as follows:


                                                       2000          1999
=========================================================================
Water plant
  Sources of supply                              $  287,892    $  262,662
  Treatment and pumping                           1,467,320     1,336,457
  Transmission and distribution                   2,935,265     2,768,971
  Services, meters and fire hydrants              1,062,997       994,843
  General structures and equipment                  476,632       421,621
Wastewater plant                                     81,716        72,606
Construction work in progress                       167,397       234,823
-------------------------------------------------------------------------
                                                  6,479,219     6,091,983
Less-accumulated depreciation                     1,276,386     1,152,575
-------------------------------------------------------------------------
                                                 $5,202,833    $4,939,408
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


NOTE 7: SHAREHOLDERS RIGHTS PLAN

On June 1, 2000 the Company announced that it had amended its Shareholder Rights Agreement. The Agreement provides for certain consequences if more than a stated percentage of the Company's common stock is acquired by any person or group of persons without prior consent of the Company's Board of Directors. The amendment lowered that percentage, and the percentage of ownership that triggers the dilutive effect of the rights issued under the Agreement, to 10% of the Company's outstanding common shares. The Company is not aware of any efforts to acquire control at this time.

    Each Right under the amended plan entitles shareholders to buy one share of the Company's common stock at an exercise price of $150. Each Right entitles its holder to purchase, at the Right's then-current exercise price, shares of the Company's common stock, or a number of shares of an acquiring company's stock, which would have a market value of two times the exercise price. The Rights become exercisable if there is a public announcement that a person or group acquires, or commences a tender offer to acquire, 10% or more of the outstanding shares of the Company. The Rights also become exercisable if the Company is acquired in a merger or a person or group acquires 10% or more of the outstanding shares of the Company.

    The Rights are redeemable, in whole, but not in part, by the Company at a price of $.0005 per Right under certain circumstances. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings per share of the Company.

------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)


NOTE 8: EMPLOYEE BENEFITS

PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company maintains noncontributory defined benefit pension plans covering substantially all associates. Benefits under the plans are based on the associate's years of service and compensation. The Company's funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974. Pension plan assets are invested in a number of investments including equity mutual funds, United States Government securities, guaranteed interest contracts with a major insurance company and publicly traded bonds.

    The Company realized a $16,574 settlement gain in 2000 in connection with the purchase of non-participating annuity contracts to cover vested benefits of certain retirees. These benefits had previously been provided through an immediate participation guarantee contract.

    Pension expense in excess of the amount contributed to the pension plans is deferred by certain regulated subsidiaries pending future recovery in rates charged for water services as contributions are made to the plans (see Regulatory Assets in Note 2). These subsidiaries have recorded their portion of the settlement gain as a reduction of the regulatory asset.

    The Company also has several unfunded noncontributory supplemental non-qualified pension plans that provide additional retirement benefits to certain associates of the Company and its subsidiaries.

    The Company maintains postretirement benefit plans providing varying levels of medical and life insurance to eligible retirees. The adoption of a new accounting standard for other postretirement benefits caused a transition obligation of $143,391 at January 1, 1993 which is being amortized over 20 years. The Company's policy is to fund postretirement benefit costs accrued. Plan assets are invested in equity and bond mutual funds.

                                                                   Other
                                          Pension              Postretirement
                                          Benefits                Benefits
                                      2000        1999        2000        1999
==============================================================================
CHANGE IN BENEFIT OBLIGATION
Benefit obligation
  at January 1                    $548,074    $607,065    $204,441    $208,387
Service cost                        14,198      17,614       6,728       7,581
Interest cost                       39,952      41,151      16,455      14,938
Plan participants'
  contributions                         --          --       1,080         875
Amendments                              --       1,271         637          --
Actuarial (gain) loss               51,057     (94,959)     20,864     (18,192)
Acquisitions                           374          --       1,035          --
Settlement                        (212,660)         --          --          --
Benefits paid                      (17,532)    (24,068)    (11,047)     (9,148)
------------------------------------------------------------------------------
Benefit obligation
  at December 31                  $423,463    $548,074    $240,193    $204,441
                                  ============================================

CHANGE IN PLAN ASSETS
Fair value of plan assets
  at January 1                    $598,302    $556,668    $148,014    $117,351
Actual return on
  plan assets                        7,404      64,463      (3,341)     18,343
Employer contribution                1,109       1,239      15,641      20,593
Plan participants'
  contributions                         --          --       1,080         875
Settlement                        (212,660)         --          --          --
Acquisitions                           374          --          --          --
Benefits paid                      (17,532)    (24,068)    (11,047)     (9,148)
Other                                3,776          --          --          --
------------------------------------------------------------------------------
Fair value of plan assets
  at December 31                  $380,773    $598,302    $150,347    $148,014
                                  ============================================

Funded status at
  December 31                     ($42,690)   $ 50,228    ($89,846)   ($56,427)
Unrecognized net transition
  obligation (asset)                (2,554)     (6,698)     81,681      88,556
Unrecognized prior
  service cost                       7,356      10,163       6,249       5,393
Unrecognized net
  actuarial gain                   (12,526)   (116,788)    (12,014)    (49,993)
------------------------------------------------------------------------------
Net amount recognized             ($50,414)   ($63,095)   ($13,930)   ($12,471)
                                  ============================================

Amounts recognized in the
balance sheet consist of:
Prepaid benefit cost              $    439    $    274    $     --    $     23
Accrued benefit liability          (50,853)    (63,369)    (13,930)    (12,494)
Additional minimum liability        (1,078)     (1,048)         --          --
Intangible asset                     1,078       1,048          --          --
------------------------------------------------------------------------------
Net amount recognized             ($50,414)   ($63,095)   ($13,930)   ($12,471)
                                  ============================================

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------


    The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets (the supplemental plans are unfunded) were $21,847 and $18,131, respectively, as of December 31, 2000, and $16,787 and $14,414, respectively, as of December 31, 1999.


                                                2000         1999         1998
==============================================================================
COMPONENTS OF NET PERIODIC
  PENSION BENEFIT COST
Service cost                                 $14,198      $17,614      $16,541
Interest cost                                 39,952       41,151       39,079
Expected return on plan assets               (44,146)     (46,387)     (43,357)
Amortization of transition asset              (1,828)      (2,159)      (2,159)
Amortization of prior service cost             2,405        2,312        2,230
Recognized net actuarial (gain) loss          (5,580)          19         (964)
------------------------------------------------------------------------------
Net periodic pension benefit cost              5,001       12,550       11,370
Settlement gain                              (16,574)          --           --
------------------------------------------------------------------------------
Total pension (income) cost                 ($11,573)     $12,550      $11,370
                                            ==================================

COMPONENTS OF NET PERIODIC OTHER
  POSTRETIREMENT BENEFIT COST
Service cost                                 $ 6,728      $ 7,581      $ 6,224
Interest cost                                 16,455       14,938       13,452
Expected return on plan assets               (11,976)      (9,759)      (7,808)
Amortization of transition obligation          6,812        6,812        6,813
Amortization of prior service cost               455          458          458
Recognized net actuarial (gain) loss          (2,407)         213         (699)
------------------------------------------------------------------------------
Net periodic other
  postretirement benefit cost                $16,067      $20,243      $18,440
                                            ==================================



                                                                   Other
                                          Pension              Postretirement
                                          Benefits                Benefits
                                      2000        1999        2000        1999
==============================================================================
WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF DECEMBER 31
Discount rate                        7.50%       8.00%       7.50%       8.00%
Expected return on plan assets       9.00%       8.50%       8.30%       7.90%
Rate of compensation increase        4.75%       4.75%       4.75%       4.75%


    The health care cost trend rate, used to calculate the Company's cost and obligation for postretirement health care benefits, is an 8.0% annual rate in 2001 that is assumed to decrease gradually to a 5.0% annual rate in 2007 and remain at that level thereafter.

    Assumed health care cost trend rates have a significant effect on the amounts reported for the other postretirement benefit plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                             One-Percentage-   One-Percentage-
                                              Point Increase    Point Decrease
==============================================================================
Effect on total of service and
  interest cost components                           $ 3,497          $ (2,933)
Effect on other postretirement
  benefit obligation                                 $30,996          $(26,626)


SAVINGS PLANS FOR EMPLOYEES

The Company maintains 401(k) savings plans that allow substantially all associates to save for retirement on a tax-deferred basis. Compensation expense associated with these savings plans was $3,373 in 2000, $3,491 in 1999 and $3,391 in 1998.

    Included in the above expenses were the Company's matching contributions to the primary savings plan totaling $2,958 for 2000, $2,781 for 1999 and $2,705 for 1998 that are invested in a fund of Company common stock. The trustee of this plan may purchase shares of the Company's common stock at the prevailing market price from the Company, in the open market, or in a private transaction.


EMPLOYEES' STOCK OWNERSHIP PLAN

The Company maintains an Employees' Stock Ownership Plan which provides for beneficial ownership of Company common stock by most associates who are not included in a bargaining unit. Each participating associate can elect to contribute an amount that does not exceed 2% of their wages. In addition to the associate's participation, the Company makes a contribution equivalent to 1/2% of each participant's qualified compensation, and matches 100% of the contribution by each participant. The Company recorded as an expense contributions of $1,765 for 2000, $1,805 for 1999 and $1,706 for 1998 that it made to the plan. The trustee of the plan may purchase shares of the Company's common stock from the Company, in the open market, or in a private transaction.

------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)


NOTE 9: STOCK-BASED COMPENSATION

On May 4, 2000 the Company's shareholders approved the 2000 Stock Award and Incentive Plan (2000 Plan). The Plan replaced the Company's previous Long-Term Performance-Based Incentive Plan (Previous Plan) that had been in effect since 1994. Under the Previous Plan, awards could be paid in the form of cash, restricted shares of common stock, or a combination of both. The 2000 Plan allows the Company to continue to grant long-term performance-based awards similar to those that could be paid under the Previous Plan, and also authorizes a broad range of other awards, including options, reload options, deferred stock, performance awards, stock appreciation rights and other stock-based awards, as well as cash-based awards. Up to 4,276,551 shares of common stock may be issued under the 2000 Plan, of which 3,434,935 shares were available to be granted at December 31, 2000.

STOCK OPTIONS

On May 4, 2000 the Board of Directors approved the issuance of non-qualified stock options to executives and other key associates as permitted under the 2000 Plan. Under this plan the options generally are granted at prices not less than the market value of the stock at the date of grant, become exercisable ratably over a three-year period beginning one-year from the date of grant, and expire ten years from the date of grant. The options immediately vest in the event of a change in control. The Company applies the intrinsic value-based methodology in accounting for stock options. Accordingly, no compensation expense has been recognized for stock option awards. Had compensation cost for stock option awards under the 2000 Plan been determined by using the fair value at the grant date, the Company's net income, basic and diluted earnings per share would have been $158,996, $1.58 and $1.58, respectively, for the year ended December 31, 2000. The foregoing impact of compensation cost was determined using a modified Black-Scholes methodology and the following assumptions:

 Risk-Free    Weighted                   Expected
 Interest      Average       Expected    Dividend   Fair Value at
   Rate     Expected Life   Volatility     Yield     Grant Date
==================================================================
   6.58%       7 years        28.70%       3.99%       $22.58

    Option activity was as follows for the year ended December 31, 2000:


                               Options to        Weighted-
                                 Purchase          Average
                                   Shares   Exercise Price
==========================================================
Outstanding at
  January 1, 2000                      --               --
Granted                           809,806           $22.58
Exercised                              --               --
Cancelled                         (28,175)          (22.56)
----------------------------------------------------------
Outstanding at
  December 31, 2000               781,631           $22.58
                                  ========================


    In 2000, a total of 195,706 options were granted under the Company's long-term incentive program for the three-year performance cycle beginning on January 1, 2000. Also in 2000, all of the participants in the long-term incentive program's three-year performance cycles beginning on January 1, 1998 and 1999 accepted the opportunity to relinquish their participation in those cycles in exchange for a total of 614,100 options. There were 19,975 exercisable at December 31, 2000.

RESTRICTED STOCK

Under the 2000 Plan and the Previous Plan, designated executives and other key associates are eligible to receive restricted stock awards if performance cycle goals based on earnings-per-share growth and total return to Company shareholders in comparison to a designated peer group of companies are met. The fair value of the restricted stock is being charged to expense over each three-year performance cycle. The Company awarded 19,796 shares with a value of $380 in 2000, 30,788 shares with a value of $893 in 1999, and 70,450 shares with a value of $2,069 in 1998. The market value of the common stock expected to be awarded has been recorded as unearned compensation and is shown as a separate component of common stockholders' equity.

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------


NOTE 10: GENERAL TAXES

Components of general tax expense for the years presented in the consolidated statement of income and comprehensive income are as follows:

                                                2000         1999         1998
==============================================================================
Gross receipts and franchise                $ 43,425     $ 41,839     $ 40,014
Property and capital stock                    55,680       53,458       53,705
Payroll                                       16,243       18,445       16,911
Other general                                  9,871        8,932        7,502
------------------------------------------------------------------------------
                                            $125,219     $122,674     $118,132
                                            ==================================


NOTE 11: INCOME TAXES

Components of income tax expense for the years presented in the consolidated statement of income and comprehensive income are as follows:

                                                2000         1999         1998
==============================================================================
STATE INCOME TAXES:
Current                                      $14,265      $10,483      $10,517
Deferred
  Current                                         30          199          (24)
  Non-current                                  3,158        3,600        3,082
------------------------------------------------------------------------------
                                             $17,453      $14,282      $13,575
                                             =================================
FEDERAL INCOME TAXES:
Current                                      $63,545      $47,858      $54,961
Deferred
  Current                                         35        1,449          172
  Non-current                                 25,826       29,248       28,277
  Amortization of deferred
    investment tax credits                    (1,553)      (1,437)      (1,437)
------------------------------------------------------------------------------
                                             $87,853      $77,118      $81,973
                                             =================================

    A reconciliation of income tax expense at the statutory federal income tax rate to actual income tax expense is as follows:


                                                2000         1999         1998
==============================================================================
Income tax at statutory rate                $ 93,228      $80,622      $86,095
Increases (decreases)
  resulting from -
    State taxes, net of
      federal taxes                           11,345        9,283        8,824
    Flow through differences                   1,736        1,708        1,311
    Amortization of investment
      tax credits                             (1,553)      (1,437)      (1,437)
    Subsidiary preferred dividends             1,088        1,144        1,177
    Other, net                                  (538)          80         (422)
------------------------------------------------------------------------------
Actual income tax expense                   $105,306      $91,400      $95,548
                                            ==================================

    The following table provides the components of the net deferred tax liability at December 31:

                                                           2000           1999
==============================================================================
DEFERRED TAX ASSETS
Advances and contributions                             $197,390       $185,424
Deferred investment tax credits                          16,324         16,731
Other                                                    31,932         32,637
------------------------------------------------------------------------------
                                                        245,646        234,792
------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES
Utility plant, principally due
  to depreciation                                       700,627        647,964
Income taxes recoverable
  through rates                                          93,307         93,167
Other comprehensive income                               16,180         62,574
Other                                                    40,875         41,547
------------------------------------------------------------------------------
                                                        850,989        845,252
------------------------------------------------------------------------------
                                                       $605,343       $610,460
                                                       =======================

    No material valuation allowances were required on deferred tax assets at December 31, 2000 and 1999.


NOTE 12: LEASES

The Company has entered into operating leases involving certain facilities and equipment. Rental expenses under operating leases were $16,532 for 2000, $15,192 for 1999 and $13,037 for 1998. Capital leases currently in effect are not significant.

    At December 31, 2000, the minimum annual future rental commitment under operating leases that have initial or remaining noncancellable lease terms in excess of one year are $9,735 in 2001, $8,052 in 2002, $5,633 in 2003,
$3,537 in 2004, $2,304 in 2005 and $8,245 thereafter.


NOTE 13: REVOLVING CREDIT AGREEMENTS

On June 26, 2000 the American Water Works Company announced the formation of a new wholly owned subsidiary, American Water Capital Corp., a special purpose corporation that will serve as the primary funding vehicle for American Water Works and its utility subsidiaries. American Water Works has fully and unconditionally guaranteed the securities of American Water Capital.

------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)


    American Water Capital has a 364-day $600,000 revolving credit agreement with a group of 12 domestic and international banks. The initial renewal date for this facility is June 29, 2001. Borrowing under the revolving credit line, at the Company's option, bears interest at a rate based upon either a defined base rate or the London Interbank Offered Rate (LIBOR). The Company pays a commitment fee of 10 basis points on the entire amount of the commitment (whether borrowed or not borrowed) and a usage fee of 32.5 basis points (42.5 basis points if borrowings exceed $200,000). These fees may fluctuate based upon the Company's current bond rating. Under the credit agreement, the Company must maintain certain financial ratios and meet certain balance sheet tests. No compensating balances are required under the agreement.

    During 2000 the Company and its subsidiaries also maintained lines of credit with various banks, most of which were replaced by American Water Capital's credit agreement. Borrowings under such lines of credit generally are payable on demand and bear interest at variable rates. Agreements with lending banks generally do not have compensating balance requirements.

    At December 31, 2000 and 1999, there were $412,179 and $239,864 of short-term bank borrowings outstanding, respectively. The weighted average annual interest rate on these borrowings was 7.02% and 5.37%, respectively.

    At December 31, 2000, American Water Capital had $170,367 outstanding under commercial paper borrowings, all of which was classified as short-term debt. American Water Capital's revolving credit agreement supports these borrowings. Commercial paper borrowings at December 31, 2000 had a weighted-average interest rate of 7.31%.

    The total of the unused lines of credit and commercial paper borrowings at December 31, 2000 was $218,821.


NOTE 14: FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Current assets and current liabilities: The carrying amount reported in the balance sheet for current assets and current liabilities, including revolving credit debt due to the short-term maturities and variable interest rates, approximates their fair values.

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

    The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows:


                                                  CARRYING
2000                                                AMOUNT          FAIR VALUE
==============================================================================
Preferred stocks of subsidiaries with
  mandatory redemption requirements                $32,902             $34,395
Long-term debt of the Company                      211,000             211,211
Long-term debt of subsidiaries                   2,218,644           2,267,171


                                                  CARRYING
1999                                                AMOUNT          FAIR VALUE
==============================================================================
Preferred stocks of the Company with
  mandatory redemption requirements                $40,000             $40,668
Preferred stocks of subsidiaries with
  mandatory redemption requirements                 34,020              33,959
Long-term debt of the Company                      211,000             205,793
Long-term debt of subsidiaries                   2,217,112           2,126,890

                   AMERICAN WATER WORKS COMPANY, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------


NOTE 15: COMMITMENTS AND CONTINGENCIES

Construction programs of subsidiaries for 2001 are estimated to cost approximately $410,000. Commitments have been made in connection with certain construction programs.

    The Company is routinely involved in condemnation proceedings and legal actions relating to several utility subsidiaries. In the opinion of management, none of these matters will have a material adverse effect, if any, on the financial position or results of operations of the Company.

NOTE 16: QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2000 and 1999 are as follows:

                                           FIRST    SECOND     THIRD    FOURTH
2000                                     QUARTER   QUARTER   QUARTER   QUARTER
==============================================================================
Operating revenues                      $307,759  $346,409  $364,125  $332,297
Operating income                          90,448   120,011   136,135   109,584
Net income                                27,083    45,139    50,731    38,108
Net income to common stock                26,087    44,143    49,735    37,396
Net income per common share             $    .27  $    .45  $    .51  $    .38


                                           FIRST    SECOND     THIRD    FOURTH
1999                                     QUARTER   QUARTER   QUARTER   QUARTER
==============================================================================
Operating revenues                      $277,416  $318,975  $353,578  $310,888
Operating income                          74,928   111,298   136,343    97,025
Net income                                20,422    33,122    52,847    32,558
Net income to common stock                19,426    32,126    51,851    31,562
Net income per common share             $    .20  $    .33  $    .54  $    .33

COMPANY INFORMATION

RANGE OF MARKET PRICES AWK is the trading symbol of American Water Works Company, Inc. on the New York Stock Exchange on which the Common Stock, 5% Preferred Stock and 5% Preference Stock of the Company are traded.

                 Common Stock       5% Preferred Stock    5% Preference Stock
-------------------------------------------------------------------------------
Newspaper listing  AmWtrWks              A Wat pr              A Wat pf
-------------------------------------------------------------------------------
2000             High        Low       High        Low       High         Low
===============================================================================
1st quarter   $24-1/2    $18-15/16  $18        $17        $18-3/4     $16
2nd quarter    25-3/4     21-1/8     19-1/2     17         20-1/2      17
3rd quarter    27-7/8     23-3/4     19-1/2     17-1/2     19-1/2      17-3/4
4th quarter    29-3/8     23-5/16    19-1/2     18         19-1/2      17-3/4


Quarterly dividend
 paid per share      $.225                $.3125                $.3125
Number of
 shareholders at
 December 31, 2000  41,391                  172                   590


-------------------------------------------------------------------------------
1999             High        Low       High        Low       High         Low
===============================================================================
1st quarter   $34-3/4    $28-1/4    $24        $20        $23-1/2     $21
2nd quarter    31-7/16    27-1/2     22-1/2     20-1/2     22-1/2      19
3rd quarter    31-7/16    28-1/8     21-1/2     18-1/2     21-1/4      19-3/16
4th quarter    30         20-1/2     21-1/2     17-1/4     21          17-1/4


Quarterly dividend
 paid per share      $.215                $.3125                $.3125
Number of
 shareholders at
 December 31, 1999  43,577                  198                   645
-------------------------------------------------------------------------------

The common and 5% preferred stocks have voting rights.


OPTIONS TRADING Options for Company stock (AWK) are traded on the Philadelphia Stock Exchange (Newspaper listing: PB).


                                                                            57