Form 10-K405, Exhibit 13
period 2001-12-31
AMERICAN WATER WORKS CO INC
filed 2002-03-28
CIK 318819

EXHIBIT 13

American Water Works Company, Inc. and Subsidiary Companies

Consolidated Summary of Selected Financial Data

(Dollars in thousands, except per share amounts)

For the years ended December 31,	2001	2000	1999	1998	1997

Revenues
Water service
Residential	$806,220	$759,697	$733,956	$691,279	$658,955
Commercial	289,027	278,463	262,940	249,564	235,561
Industrial	79,488	82,406	77,953	78,092	73,596
Public and other	159,224	153,302	149,531	146,299	137,289
Other water revenues	16,225	11,859	11,997	13,983	11,064

	1,350,184	1,285,727	1,236,377	1,179,217	1,116,465
Wastewater service	26,453	24,389	24,480	20,820	14,909
Unregulated services	62,250	40,474	—	—	—

	$1,438,887	$1,350,590	$1,260,857	$1,200,037	$1,131,374

Water sales (million gallons)
Residential	176,659	171,548	175,487	168,617	169,307
Commercial	82,715	82,455	81,857	79,115	78,542
Industrial	44,193	46,348	45,862	46,361	46,088
Public and other	40,791	40,784	41,477	40,110	39,831

	344,358	341,135	344,683	334,203	333,768

Net income	$161,483	$161,061	$138,949	$150,439	$137,691
Earnings per diluted common share on average shares outstanding	$1.61	$1.61	$1.40	$1.54	$1.42
Common dividends paid per share	$.94	$.90	$.86	$.82	$.76

At year-end
Water customers (thousands)	2,578	2,541	2,476	2,446	2,400
Wastewater customers (thousands)	44	40	40	39	25
Associates employed	6,400	5,050	4,970	5,128	5,110
Total assets	$6,607,099	$6,134,798	$5,952,206	$5,458,658	$4,992,023
Preferred stocks with mandatory redemption requirements
American Water Works Company, Inc.	$—	$—	$40,000	$40,000	$40,000
Subsidiaries	30,474	32,902	34,020	37,298	39,734
Long-term debt
American Water Works Company, Inc.	$297,000	$159,000	$211,000	$216,500	$131,000
Subsidiaries	2,253,019	2,112,165	2,182,097	2,115,687	1,965,924
Market price of common stock at year-end	$41.75	$29.38	$21.25	$33.75	$27.31

Management’s Discussion and Analysis

Description of the Business

American Water Works Company and The American Water System
The Company’s goal is to consistently enhance long-term shareholder value. Our strategies to produce value are: investing in the business of water services, providing management services to water and wastewater utilities, and delivering value added services and products.
The core business of American Water Works Company is the ownership of common stock of companies that enable American Water Works to be a full water resource provider. The combination of American Water Works with its subsidiaries constitutes the American Water System – a system that has functioned well for over 50 years. Each subsidiary functions independently, yet shares in the benefits of size and identity afforded by the American Water System.
Historically, the Company primarily invested in acquisitions of water and wastewater utilities that complemented our existing service territories or that enhanced the Company’s geographic diversification. In addition, the Company has invested in the common equity of its utility subsidiaries so that they could reinforce, rehabilitate and replace existing service infrastructure and provide for growth within existing service territories.
The water utility industry is changing rapidly. Changes in regulation, the need for significant capital investment, low growth in consumption within existing service territories and continuing pressures for increased efficiencies and productivity as well as new security requirements are changing the nature of the industry. To maintain its leadership position in this evolving industry, the Company will continue to grow through acquisitions of water and wastewater utilities, through the expansion of its unregulated businesses and by emphasizing shared services among its utility subsidiaries.

Regulated Utility Service
The regulated utility subsidiaries provide water and/or waste water service to approximately 10 million people in 23 states. As public utilities, each company is subject to the rules of both federal and state environmental protection agencies, particularly with respect to the quality of the water they distribute. In addition, with the exception of Michigan-American Water Company, the utility companies function under economic regulations prescribed by state regulatory commissions.
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

Unregulated Services
•	Water and Wastewater Management Services
American Water Services continues to focus on the growing water resource management segment of the water and waste water market, including municipal, industrial, and military clients. On November 7, 2001 American Water Services completed the acquisition of Azurix North America and Azurix Industrials Corp. from Azurix Corp. The additional talent and diversity of services acquired through the Azurix transaction created a combined organization that will be able to provide a full range of water and wastewater management services throughout the U.S. and Canada.
With the acquisition of Azurix North America and Azurix Industrials Corp., American Water Services has expanded its service offerings from operations and maintenance contracts to now provide residuals management, underground infrastructure development and engineering services. It currently manages and operates 1,000 water and wastewater facilities, providing services to approximately 5 million people in 18 states and three Canadian provinces. (including 11 which also have communities served by our utility subsidiaries)

•	Water and Wastewater Related Products and Services
American Water Resources is a subsidiary formed to offer water and wastewater related products and services to residential, governmental or business consumers. This company which was formed in 2000, has developed two business lines:

Consumer Protection Programs – These service programs include water line protection (for a small monthly fee the customer’s external water line is repaired or replaced when required) and the development of a similar service for waste water line protection.

American Carbon Services – This is a service provided to water utilities that use granular activated carbon for filtration. Rather than replace the carbon as it becomes “spent,” American Carbon Services regenerates it for the utility’s reuse. It is more cost effective and has less impact on the environment.

Shared Services
American Water Works Service Company, a subsidiary, provides professional services to affiliated companies. These services include accounting, administration, communication, corporate secretarial, engineering, financial, human resources, information systems, operations, rates and revenue, risk management and water quality. This arrangement, which provides these services at cost, affords affiliated companies professional and technical talent otherwise unavailable economically or on a timely basis. In 2001 this subsidiary opened a national customer service center and another facility to consolidate treasury and accounting functions.
American Water Capital Corp. is a subsidiary that provides a single source of debt capital for the Company and its utility subsidiaries. By consolidating its financing requirements the Company created cash management efficiencies and has access to a broader investor base.

Merger Agreement with RWE

On September 16, 2001 the Company entered into a merger agreement with RWE Aktiengesellschaft and Thames Water Aqua Holdings GmbH, which is RWE’s holding company for

American Water Works Company, Inc. and Subsidiary Companies

Management’s Discussion and Analysis

its global water business, to merge with a subsidiary of RWE and become a wholly owned indirect subsidiary of RWE. Under the terms of the merger agreement RWE will purchase all the outstanding shares of American Water Works Company common stock at a price of $46.00 per share in cash.
RWE is a global multi-utility company that does business through its subsidiaries and affiliates in over 120 countries. Its core businesses are electricity, gas, water, and waste recycling. Upon completion of the transaction, American Water will be combined with the U.S. operations of Thames Water Plc, RWE’s London-based international water services business. American Water will manage the joint operations in North, Central and South America.
The transaction was approved at a special meeting of the stockholders of American Water Works Company on January 17, 2002. Before the transaction can be completed, state and federal regulatory approvals are required. As of the end of January 2002, all of the applications for approval were filed where required by state regulatory authorities. The states where applications for approval have been filed are Arizona, California, Hawaii, Illinois, Kentucky, Maryland, New Jersey, New Mexico, New York, Pennsylvania, Tennessee, Virginia and West Virginia. Approval of the state public utility agencies in Georgia, Indiana, Iowa, Michigan, Missouri, Ohio and Texas is not required. Regulatory approval has not been requested in Connecticut, Massachusetts and New Hampshire since the sale of these operations to Kelda is pending. On February 4, 2002, the Tennessee Regulatory Authority approved the transaction. As a result of the time required to complete the approval process by the various regulatory agencies, the Company does not anticipate completion of the merger until the first half of 2003.

Growth and Development

Acquisitions and Divestitures of Utility Systems
Consistent with the Company’s growth strategy, management continues to search for opportunities to acquire water and wastewater systems that represent the prospect for enhanced shareholder value.
The year 2001 began with 22 acquisitions that were then awaiting regulatory approval. During the year, contract negotiations for 19 more acquisitions were completed. Of that total of 41 transactions, 10 received regulatory approval and were finalized during 2001, adding approximately 40,000 new customers. At year-end there were 31 pending acquisitions.
The acquisitions finalized in 2001 included the purchase of the City of Coatesville Authority’s water and wastewater utility systems for $48.2 million. The Coatesville, Pennsylvania system serves 8,600 water customers and 6,500 wastewater customers making this purchase of municipally-owned assets the largest privatization project of its kind in the nation.
On January 15, 2002 the Company and its subsidiaries completed the acquisition of all of the water and wastewater assets of Citizens Communications Company. The purchase price of $859 million in cash and $120 million of assumed liabilities is subject to adjustment upon the completion of an audited closing statement of net assets. In Arizona and California, the transaction adds approximately 145,000 customers to the 111,000 customers American Water Works already serves in these states. This strengthens the Company’s foundation for continued growth in those key areas. In Illinois, Indiana and Ohio, 60,000 customers have been added, further expanding the Company’s already significant presence in the Midwest. In Pennsylvania, the number of customers served increases by 43,000. American Water Works has a significant presence in Pennsylvania with a total of 606,000 customers. The transaction will also expand American Water Works’ presence in the wastewater sector by more than 94,000 customers.
The Citizens acquisition provides $140 million in additional annual revenue and adds the expertise of 300 new associates to the Company’s workforce. While this acquisition is anticipated to dilute per share earnings by an estimated six cents per share in 2002, it is expected to be accretive to earnings within 18 to 24 months.
Excluding the Citizens acquisitions in six states, the Company had 25 water and wastewater acquisitions pending at December 31, 2001. Once approved, those acquisitions are expected to add 25,000 customers and provide more than $7 million in additional annual revenue.
The Company completed 12 acquisitions in 2000 that added approximately 38,000 new customers. In 1999, 21 acquisitions added approximately 518,000 new customers. The most significant of these transactions was the acquisition of National Enterprises Inc. (NEI), a privately owned holding company with operations primarily in the water utility business. NEI’s subsidiaries provided water utility service to more than 500,000 customers in Illinois, Indiana, Missouri and New York. Since most of NEI’s customers were in the Midwest this acquisition significantly furthered the Company’s strategy of geographic diversification. As a part of the NEI acquisition, the Company also acquired passive investments in the telecommunications industry.
On August 30, 2001 the Company and Kelda Group plc jointly announced that they had reached an agreement whereby Kelda’s Aquarion Company subsidiary would acquire the Company’s New England operations. The transaction price is approximately $118 million in cash plus the assumption of $115 million in debt. The subsidiaries being sold serve a total of 65,000 customers and had revenues of $51 million in 2001. The sale, which is subject to regulatory approval is expected to be consummated during the second quarter of 2002.
On September 28, 2001 the Company completed the sale under threat of condemnation of its Salisbury Water Supply Company subsidiary’s operating system to the Town of Salisbury, Massachusetts for $11.5 million in cash plus outstanding accounts receivable. The Salisbury system serves 3,000 customers and had annual revenues of $1.9 million.

Management’s Discussion and Analysis

Condemnations of Utility Systems
In Illinois, the cities of Pekin and Peoria have been considering acquiring, by eminent domain or otherwise, the utility assets of Illinois-American Water Company that are used to provide water service to their respective communities. Illinois-American is vigorously contesting these proposed takeovers.
In Pekin, in a November 2000 non-binding referendum, the residents voted to retain Illinois-American’s ownership of the water system. Another non-binding referendum on the same question is scheduled for March 19, 2002. Illinois-American and the City of Peoria are involved in a court proceeding over the applicability of an 1889 franchise agreement that the city believes grants it a unilateral right to purchase the Company’s assets there.

Acquisitions of Unregulated Businesses
On November 7, 2001 the Company’s American Water Services subsidiary completed the acquisition of Azurix North America and Azurix Industrials Corp. at a purchase price of $153.3 million in cash plus the assumption of $6.5 million in debt. This acquisition strengthens American Water’s position as a premier provider of water resource management services in the U.S. and Canada. The acquisition is expected to be accretive to American Water’s earnings per share and cash flow in its first full year.
Azurix North America was a wholly-owned subsidiary of Azurix Corp. and provides a broad range of water and waste water services, including operations and maintenance, engineering, underground infrastructure development and residuals management. The company has completed projects in 41 U.S. states and Canadian provinces, employs 1,050 people and reported revenues in 2001 of $131.5 million.
Azurix Industrials Corp., also a former subsidiary of Azurix Corp., provides water and wastewater related technical, operation and maintenance services to industrial markets. The company reported revenues of $2.2 million for 2001.
On September 20, 2001 American Water Services purchased all of Environmental Management Corporation’s interest in their EA2 Systems joint venture for $4.2 million. EA2 has one water and three wastewater operations contracts in Indiana, employs 37 people and reported revenue of $8.4 million in 2001.
The EA2 purchase allows American Water Services to expand their Midwest presence and provides a platform for them to offer their full line of services in Indiana and surrounding states.
More information regarding acquisitions and divestitures is included in Note 4 to the financial statements.

Capital Spending Program
Investment in new facilities in 2001 totaled $381 million, which is 1% above the 2000 construction expenditures of $377 million. Construction activities planned for 2002 total approximately $500 million.
With the benefit of comprehensive engineering, operational and financial planning, each utility subsidiary prepares a capital expenditure plan representing a balance of water quality and source of supply initiatives, operational improvements, system growth opportunities, regulatory compliance requirements, and infrastructure replacement needs. The actual expenditures recorded in any given year are influenced by many factors including the timing of required governmental approvals of projects, weather conditions, availability of labor resources, and equipment and material deliveries. It is anticipated that approximately $2.5 billion will be invested in new utility facilities in the five years ending 2006. The full investment in this prudent construction program is expected to be recognized in regulatory decisions.
Source of supply improvements accounted for approximately 9% of construction expenditures in 2001. Projects included the construction of new groundwater sources in Hingham, Massachusetts; Mt. Olive Township, New Jersey; Clovis, New Mexico; Long Island, New York; and Moshannon, Pennsylvania. The source of supply in Seymour, Indiana was converted from a surface water to a groundwater source. Significant progress was made in the construction of a replacement intake tunnel for the Gary, Indiana production facility, which accounts for the increased expenditures for this category of plant.
Investment in water treatment and pumping facilities comprised about 16% of the 2001 construction expenditures. A new treatment facility was completed in Atlantic County, New Jersey. Significant treatment plant upgrades were completed in Huntington, West Virginia; Norristown, Pennsylvania; Hopewell, Virginia; and Champaign, Illinois. Additional finished water storage was provided at the Davenport, Iowa and White Deer, Pennsylvania plants. Expenditures for this category of plant declined in 2001 reflecting the completion of several major treatment facilities.

Capital Expenditures by Category
(000)	2001	2000	1999	1998	1997

Water plant
Sources of supply	$35,935	$16,345	$20,198	$19,744	$17,841
Treatment and pumping	60,736	97,301	125,072	113,725	102,011
Transmission and distribution	154,606	149,392	193,571	180,545	157,635
Services, meters and fire hydrants	67,796	68,331	70,998	69,606	64,050
General structures and equipment	41,032	31,549	49,122	48,676	39,688
Wastewater plant	5,171	8,927	5,766	3,250	4,646

Total utility plant	365,276	371,845	464,727	435,546	385,871
Nonutility property	15,883	5,372	2,624	3,671	8,558

	$381,159	$377,217	$467,351	$439,217	$394,429

American Water Works Company, Inc. and Subsidiary Companies

Transmission and distribution facilities accounted for approximately 41% of the 2001 construction expenditures. Significant capital expenditures occurred across a large number of service areas for distribution system improvements. These projects improve existing service conditions, provide service to new areas, and allow full utilization of existing sources of supply and treatment facilities between neighboring systems. Prominent projects include continuing regionalization efforts in Jefferson County, Pennsylvania; and Kanawha, Cabell, Fayette and Boone Counties in West Virginia. Other major distribution/transmission projects were completed in St. Louis County, Missouri; Scranton, Pennsylvania; and Mt. Olive Township, New Jersey to improve system hydraulics or enhance system growth. Distribution storage tanks were constructed in Kanawha and Fayette County, West Virginia; Mt. Olive Township, New Jersey; Davenport, Iowa; Hobart, Indiana, and Gregg and Cross Creek Townships in Pennsylvania.
Capital expenditures for nonutility property are primarily for equipment and office space utilized by American Water Works Service Company. The increased spending in this category in 2001 reflects the purchase of equipment for the Company’s new facilities that were established to consolidate customer and financial services.
The Company’s formal planning process involves a comprehensive evaluation by each utility subsidiary of all aspects of public water supply. This process includes evaluation of source water supply reliability, adequacy of water treatment facilities and distribution systems, and the potential for regional water supply solutions and acquisitions. In 2001, Comprehensive Planning Studies were issued for the Baldwin Hills service area in California; the Streator, Lincoln and Sterling service areas in Illinois; the Warren County, Hunterdon County, Morris County and Logan service areas in New Jersey; the Pike County, Monroe County, and New Castle service areas in Pennsylvania; and the Gassaway/Sutton, Weston, Mercer/Summers County, and Webster Springs service areas in West Virginia. Studies are underway for subsidiaries in Illinois, Indiana, Kentucky, Massachusetts, New Jersey, New York, Pennsylvania, Virginia and West Virginia. These continuing studies encompass 30 service areas.

Environmental Compliance

The American Water System’s policy is to be in total compliance with all environmental regulations, including drinking water rules. The Company’s compliance record is outstanding and our commitment goes beyond just compliance. For example, compliance with drinking water health standards in 2001 was 100% for the regulated utility subsidiaries and 99.99% for the systems managed by American Water Services. Also, the American Water System continues to be a leader in achieving the more stringent standards contained in the voluntary U.S. Environmental Protection Agency (EPA) Partnership for Safe Water with 55 Awards.
Numerous federal drinking water regulations have been in place in the U.S. since 1974 when the Safe Drinking Water Act required national health standards. That Act was most recently amended in 1996, requiring additional standards to be set by EPA, which is continuing to implement that Congressional mandate. In 2001, EPA adopted a limit for arsenic effective in 2006 at 10 parts per billion, one-fifth the present limit. A limited number of utility subsidiaries will need to install treatment to meet this limit, so studies, and design will begin in 2002 to phase the investment in over time. Disinfection byproduct limits were lowered in 1998, and take effect in 2002. Also, more stringent surface water treatment performance standards become effective in 2002. The utility subsidiaries’ operating systems are already in compliance with these more stringent standards.
In 2002, EPA is expected to finalize regulations to limit radon, to control the recycling of filter backwash water, and to disinfect certain vulnerable ground waters. The agency also plans to propose a new regulation to assure high quality water during pipeline distribution by controlling cross connections, to require greater disinfection of surface waters and to further lower disinfection byproduct limits by 2008. Removal of radon will be necessary at a few utility subsidiary sites by the deadline of 2007, since most states are expected to adopt the alternate plan to reduce indoor air radon levels, and only require ground waters with extremely high radon to be treated. The filter backwash recycling rule is only expected to impact one utility subsidiary site, which has until 2006 to comply. The ground water disinfection rule will have virtually no impact since the American Water System disinfects voluntarily at all but one site now. The distribution system protection rule will likely not impact capital needs, but will increase operation costs at some sites to conduct the required protection program. Greater disinfection of surface waters will likely result in installation of UV for some systems, and lowering of byproducts will require some improvements to treatment facilities and increase operating costs, but these will not be needed for the next several years.
The record for other environmental compliance further demonstrates American’s commitment to compliance and environmental protection. Waste residuals generated at drinking water and wastewater treatment plants are properly disposed, in compliance with permits. Discharges to streams comply with permit limits, and full disclosure is made if a violation occurs. For many drinking water treatment plants, the residuals are being approved for beneficial use on farms, roadways, and in composting operations, thereby reducing the disposal costs and preserving valuable landfill capacity. This practice will continue into the future. All chemicals are handled in the appropriate manner to prevent exposure to employees, and to prevent accidental releases to the environment. If such release occurs, the proper government agencies are immediately notified, per regulation, and the material cleaned up.
The American Water System has been involved in all rulemaking, and has provided its operating knowledge and cost estimates to the health authorities so as to assist them in making the proper decision to protect public health and the environment at the lowest cost impact. The Company continues to be an active participant in the EPA regulatory develop-

Management’s Discussion and Analysis

ment process, and has even hosted expert workshops at its Corporate headquarters to share our knowledge with the EPA.
The future holds more stringent regulation. The American Water System will continue to be actively following and assisting EPA in the development of those regulations, consistent with its policy to protect its drinking water consumers, and the environment. Any increased costs to the regulated utility subsidiaries to comply with these new mandates are expected to be recovered in rates, because the cost reflects better customer service and better environmental protection.

Utility Regulation

Twenty-one state commissions regulate the Company’s utility subsidiaries. They have broad authority to establish rates for service, prescribe service standards, review and approve rules and regulations and, in most instances, they must approve long-term financing programs, transactions between the utility and affiliated interests, reorganizations, mergers and acquisitions prior to their completion. The jurisdiction exercised by each commission is prescribed by state legislation and therefore varies from state to state.
Economic regulation deals with many competing, and often conflicting, public interests and policy goals. Rate adjustment proceedings normally are initiated by the utility. After appropriate investigation by commission staff and intervenors, public hearings are held. These hearings, which are economic and service quality fact-finding proceedings, are typically conducted in a trial-like setting where evidence is submitted, subject to cross examination, which then forms the basis for a commission decision. The purpose of this regulatory process is to set rates that will cover the reasonable operating costs of providing quality service to customers and which will also allow the utility the opportunity to earn a fair return on the investment necessary to provide that service. A rate proceeding generally focuses on four areas:

•	The amount of investment in facilities which provide public service

•	The operating costs and taxes associated with providing the service

•	The capital costs for the funds used to provide the facilities

•	The tariff design which allocates revenue requirements equitably across the customer base

The regulatory rate setting process is time-consuming. After considering the time required to complete the regulatory process, the utility subsidiaries file for rate adjustments that will reflect as closely as possible the cost of providing service during the time new rates are intended to be effective. Management pursues methods of offsetting any adverse financial impact of regulatory lag and a number of approaches have proven successful in achieving this result. For example, at least 12 states employ some form of forward looking test year, such as a future test year or recognition of known and measurable changes for some period beyond a historic test year. Such mechanisms result in rates that are more reflective of costs that are likely to be incurred during the period the rates will be in effect. In addition, six subsidiaries have received rate orders allowing recovery of interest and depreciation expense related to the interim period from the time a major construction project is placed in service until new rates reflecting the cost of the project are placed into effect. Six subsidiaries also now recover in rates a return on utility plant before it is in service instead of capitalizing an allowance for funds used during construction. Ten subsidiaries have implemented staged rate increases over several years, reflecting additional annual investments and expenses approximately when they are incurred and reducing the frequency of general rate increase requests.
Through legislation or administrative rulemaking, four states allow utilities to recover certain costs of distribution system infrastructure replacement without the necessity of filing a full rate proceeding. Since distribution system infrastructure replacement is a significant element of capital expenditures made by subsidiaries, such programs can reduce regulatory lag and increase the time between full rate cases.
Additionally, eight regulatory jurisdictions permit forms of rate design known as single tariff pricing. This is a concept which sets similar rates for service to customers of subsidiaries with multiple service districts. It allows simplification of administration, and reduces the complexity of rate proceedings. This concept also spreads fixed costs over a larger customer base and helps to mitigate adverse rate impacts to customers resulting from necessary capital improvements, while permitting flexibility in the timing of utility subsidiary financing.

Rate Case Activity
During the past year, and through January of 2002, regulatory commissions authorized 11 subsidiaries to increase rates for service by an annual amount of $46.3 million. The primary driving force for price increases was to obtain a return on the additional capital investment in essential water service facilities. This has been the case for a number of years and will continue to be the situation for the foreseeable future, as a result of the ongoing need for additional capital investments to reinforce and replace water utility infrastructure and to comply with increasing water quality requirements.
        On January 1, 2001, California-American Water Company placed into effect an increase of $1.1 million in additional annual revenue for the Coronado Division to offset the increase in cost of purchased water. On March 15, 2001, the California Public Utility Commission (CPUC) approved a settlement for the Los Angeles Division granting an annual increase of $.9 million in 2001.
In November 2001, the CPUC initiated a rulemaking proceeding and instituted interim procedures which alter existing methods for treating balancing accounts and offsettable expenses. Previously, regulated companies were allowed to adjust rates outside of the context of a general rate case for certain costs, such as purchased water and purchased power, through the use of balancing accounts and offsets to rates. The interim procedures and new rulemaking would make such recovery mechanisms unavailable unless the utility demon-

American Water Works Company, Inc. and Subsidiary Companies

strates it is in compliance with its rate case filing cycle and not earning in excess of a Commission approved pro forma return on equity. Because California-American has in the past complied with these provisions when seeking balancing account or offset recovery, it is unlikely that establishing such requirements through a formal rulemaking will have a significant adverse impact on the Company.
On February 15, 2001, the Illinois-American Water Company received an order from the Illinois Commerce Commission approving additional revenues in the amount of $7.2 million on an annual basis.
The Iowa Regulatory Utilities Board entered an order on July 16, 2001 granting Iowa-American Water Company an interim increase in the amount of $1.9 million. Iowa-American then negotiated a settlement agreement effective on August 20, 2001 providing for a total increase of $2.0 million. The settlement allowed implementation of new permanent rates six months prior to the statutory date of February 2002 and did not require a refund of any portion of the interim increase.
Kentucky-American Water Company was awarded an increase in annual revenues of $2.2 million, effective December 12, 2000. The Kentucky Public Service Commission subsequently granted a petition for rehearing the Company had filed regarding a number of issues. On May 9, 2001, the Commission issued a Rehearing Order awarding the Company additional revenues of $397,000. The May Rehearing Order also reversed the Commission’s earlier denial of an acquisition adjustment related to the company’s purchase of the Boonesboro Water Association, allowing partial recovery of the acquisition adjustment in view of the Commission’s desire to support regionalization.
Missouri-American Water Company filed an application for additional revenues on June 23, 2000, which included a proposal to fund a long-term infrastructure replacement project. The Missouri Public Service Commission staff recommended a decrease from existing revenues of $9.5 million. Staff proposed departure from normal ratemaking practice related to calculating depreciation expense, and also opposed the company’s proposed infrastructure replacement program. On May 3, 2001, the Commission issued an order granting a rate increase of $5.2 million or 5.4%. The order rejected staff’s proposed approach to calculating depreciation accruals but denied the Company’s request for funding an infrastructure replacement program as well as certain deferrals related to infrastructure replacement. It also denied recovery of certain costs related to the acquisition of the NEI properties. A number of these issues are currently on appeal to the Missouri courts.
In a separate order effective February 20, 2001, Missouri-American was allowed to implement a surcharge to recover annually $700,000 of property taxes associated with its St. Joseph treatment plant.
On March 5, 2001 West Virginia-American Water Company filed a rate case seeking recognition of $53.7 million in increased investment in utility plant. On December 21, 2001, the West Virginia Public Service Commission approved an increase in revenues of $4.6 million on an annual basis effective for service rendered on and after December 31, 2001.

Additional Annual Revenues Authorized by Rate Decisions
(000)	2001	2000	1999

Arizona	$—	$—	$811
California	1,979	2,481	780
Connecticut	—	2,628	—
Illinois	7,183	—	—
Indiana	—	—	14,219
Iowa	2,038	—	—
Kentucky	397	2,171	—
Maryland	—	—	360
Massachusetts	1,173	—	—
Michigan	70	—	—
Missouri	5,866	10,233	—
New Hampshire	202	545	—
New Jersey	—	—	13,083
New York	—	539	100
Ohio	—	1,310	—
Pennsylvania	—	780	24,600
Virginia	—	936	776
West Virginia	4,552	5,561	4,522

	$23,460	$27,184	$59,251

Pennsylvania-American Water Company filed a request on April 27, 2001 to increase rates, that was primarily driven by an increased plant investment of $250 million since the previous rate case. The final order of the Pennsylvania Public Utility Commission granted an increase of $24 million effective January 25, 2002.
In addition to the order received in Pennsylvania, three other orders granting a total of $2.0 million in additional annual revenues were received during the first two months of 2002. At March 1, 2002 two applications requesting additional annual revenues of $13.2 million were awaiting regulatory decisions. One of these cases, a $12.7 million request by Indiana-American, is anticipated to be concluded by the middle of 2002. The Company plans additional filings in 2002, including two related to the recent Citizens acquisition. Approximately $132 million in capital expenditures necessary to ensure the delivery of high quality water is not reflected in current rates for the former Citizens customers. In some instances, rates have not been adjusted for six years. Plans are in place to move forward in a timely manner to request rate increases needed to recover those capital costs.

Citizens Acquisition
On October 15, 1999, the company entered into an agreement to acquire all of the water and wastewater assets of Citizens Communications Company. The transaction called for the Company’s utility subsidiaries to acquire the water and wastewater assets of Citizens and its subsidiaries in Arizona, California, Illinois, Indiana, Ohio and Pennsylvania. Regulatory agencies in all six states approved the acquisition of Citizens water and wastewater assets. The transaction closed on January 15, 2002.
In no states will the rates be increased to support this transaction. This acquisition will allow the company to obtain savings that would otherwise not be possible. The benefit of these savings will be shared with the ratepayer through a reduction in future rate increases.

Management’s Discussion and Analysis

Security
After the tragic events of September 11, 2001, the regulated utility subsidiaries reviewed existing security measures and took appropriate additional action to protect these essential supply, treatment, and distribution facilities and service to customers. The Company incurred $7.4 million of incremental operating expenses after September 11 to increase security, of which $7.1 million was deferred as a regulatory asset pending future recovery in rates. In addition, $16.3 million of additional security related capital expenditures were made that will increase rate base in future rate proceedings. The utility subsidiaries have developed and are implementing strategies to obtain timely recovery of the increased costs associated with enhanced security measures. These strategies differ based on the particular circumstances in each state. Generally, however, cost recovery mechanisms include seeking recovery in pending rate proceedings, the use of surcharge mechanisms, or deferral of security related costs for recovery in subsequent rate proceedings. In all states, companies are taking appropriate proactive measures to protect the confidentiality of security related information in the regulatory process. Two states, Pennsylvania and New Jersey have established taskforces for the purpose of addressing public utility security issues, including protection of sensitive security related information and appropriate cost recovery. Pennsylvania-American and New Jersey-American are both participants in these processes in their respective states.

Business Services Projects
During 2001 the Company continued the consolidation of its various customer service centers and financial services operations.
The new national customer service center in Alton, Illinois that began operation in the second quarter of 2001 will increase the Company’s current focus on high quality customer service. This center can be more cost-effectively staffed and equipped to provide a higher level of service than can currently be provided with the numerous existing centers. The process of transitioning the customer service operations of the utility subsidiaries to the new center will be completed in 2003.
In the third quarter of 2001 a new shared services center in Mt. Laurel, New Jersey began to assume responsibility for various accounting, treasury and human resources activities. The process of transitioning the utility subsidiaries to the new center was completed in January 2002. The shared services center will improve the Company’s financial processes, reduce costs, and allow the operating subsidiaries to focus on providing utility service.
The utility subsidiaries are implementing strategies to secure recovery of the $36.3 million of one-time business process reengineering costs associated with the consolidation initiative that were deferred as a regulatory asset at December 31, 2001. Such costs were included and allowed in recent rate cases for Pennsylvania-American and West Virginia-American. Indiana-American included the one-time costs in its pending rate proceeding which has not yet concluded. Special filings seeking authority to defer these costs for later recovery have been made by utility subsidiaries in Kentucky, New York and Hawaii and these proceedings are pending. The New Mexico Commission has approved deferral. For the other regulated utility subsidiaries no special authority is required to defer the one-time costs and the companies are doing so for anticipated recovery in a later rate proceeding.
In addition to the one-time costs associated with reengineering business processes, $10.8 million has been invested to equip these two new centers. The cost of consolidating and enhancing these services is expected to be fully offset by reduced operating expenses, resulting in no impact on customers’ rates.

Critical Accounting Policies
Statement of Financial Accounting Standards No. 71 “Accounting for the Effects of Certain Types of Regulation” (SFAS 71) sets forth the application of generally accepted accounting principles for those companies whose rates are established by or are subject to approval by an independent third-party regulator. Under SFAS 71, the regulated utility subsidiaries defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the rate-making process in a period different from the period in which they would have been reflected in income by an unregulated company. These deferred regulatory assets and liabilities are then reflected in the income statement in the period in which the same amounts are reflected in the rates charged for service.
The utility subsidiaries have incurred various costs and received various credits which have been reflected as regulatory assets and liabilities on their balance sheets. Accounting for such costs as regulatory assets in accordance with SFAS 71 is based on management’s judgments that it is probable that future revenue in an amount at least equal to the capitalized cost will result from inclusion of that cost in allowable costs for rate-making purposes. Similar judgment is required to assess when credits should be recorded as an obligation to the utility company’s customers.
The disallowance of recovery of a previously deferred cost in a rate proceeding would result in a charge to income in that period, as would the imposition of a previously unrecorded liability to the company’s customers. In addition, a previously deferred cost must be immediately expensed if in management’s judgment it no longer meets the probable future recovery standard.
More information about the regulatory assets and liabilities recorded by the utility subsidiaries can be found in Note 2 to the financial statements.
Revenue from many of American Water Services’ contracts are recognized over the contract term based on the percentage of costs incurred during the period compared to the total estimated costs to be incurred over the entire contract. These cost estimates reflect the judgment of management. Losses on contracts are recognized during the period in which the loss first becomes known. Revenue recognized in excess of billings on service contracts are recorded as unbilled revenue. Billings in excess of revenues recognized on service contracts are recorded as a liability on the Company’s balance sheet until the

American Water Works Company, Inc. and Subsidiary Companies

above revenue recognition criteria are met. Changes in contract performance and related estimated contract profitability may result in revisions to costs and revenues and are recognized in the period in which revisions to previous estimates of management are determined.

Results of Operations

The Company’s experience in assessing the impact of inflation on its business indicates that with timely rate increases authorized by regulators, revenue will likely keep pace with inflation. Inflation did not significantly impact the Company’s financial position or results of operations in 1999 through 2001, and it is not expected to materially affect 2002 results.

Consolidated Results
The results of operations for the years ended December 31, 2001 and 2000 reflect the operations of American Water Services which was formed when the Company acquired its joint venture partner’s 50 percent interest in AmericanAnglian Environmental Technologies on December 31, 1999. Prior to January 1, 2000 the results of operations of the Company’s former contract management business joint venture were accounted for under the equity method. The operating results of Azurix North America and Azurix Industrials Corp. have been included in the consolidated statement of income since the completion of the acquisition on November 7, 2001.

(000)	2001	2000	1999

Revenues	$1,438,887	$1,350,590	$1,260,857
Operating expenses	979,293	894,412	841,263

Operating income	459,594	456,178	419,594
RWE and NEI merger expenses	(9,992)	—	(20,535)
Gain from sale of Salisbury system	4,820	—	—
Other income (deductions), net	(182,615)	(189,811)	(168,710)

Income before income taxes	271,807	266,367	230,349
Income taxes	110,324	105,306	91,400

Net income	161,483	161,061	138,949
Dividends on preferred stocks	584	3,700	3,984

Net income to common stock	160,899	157,361	134,965
Other comprehensive income (loss), net	(19,345)	(67,158)	59,323

Comprehensive income	$141,554	$90,203	$194,288

Net income to common stock	$160,899	$157,361	$134,965

Diluted earnings per share	$1.61	$1.61	$1.40

Revenues
Revenues of $1.439 billion in 2001 were 7% above those for 2000. While overall total sales volume increased slightly, industrial sales decreased by 2.2 billion gallons due to a downturn in the economy. Timely rate increases, the addition of 40,000 customers and the Azurix acquisition all contributed to revenue growth.
Revenues for 2000 increased 7% from the amount recorded in 1999. Contract management revenues from American Water Services accounted for almost half of this revenue increase. The remainder of the increase resulted from rate increases and the addition of 65,000 customers through acquisitions and growth in existing service territories. These growth factors served to offset a sales volume decrease caused by abnormal summer weather conditions.

Operating Expenses
Operation and maintenance expenses grew by 10% in 2001 to $664.5 million. The Azurix acquisition accounted for more than a third of this increase. Increased transition costs that the Company incurred as it completes various consolidation efforts also contributed to this increase.
The 6% increase in operation and maintenance expense in 2000 was solely due to the inclusion of American Water Services’ expenses in consolidated operations for the first time.
Operating expenses include depreciation and general taxes, which totaled $185.2 million and $129.5 million in 2001, respectively. Construction projects, completed by the company’s utility subsidiaries, were the principal reason for increases in depreciation expense and the property tax portion of general taxes in both 2001 and 2000.

Other Income (Deductions)
Interest expense, the primary component of other income (deductions) rose slightly to $192.5 million in 2001 compared to 2000. Interest expense in 2001 associated with an increase in long and short-term debt, was for the most part offset by lower interest rates. This expense had increased by 8% in 2000. due to increased borrowings.
The total allowance for funds used during construction (AFUDC) recorded by the utility subsidiaries in 2001 was $8.9 million compared to $13.7 million in 2000 and $22.4 million in 1999.
Merger expenses incurred in connection with the RWE acquisition in 2001, primarily investment banking and legal fees, totaled $10.0 million in 2001. The $20.5 million of merger costs in 1999 that were incurred in connection with the NEI merger included severance costs as well as vesting of certain benefits, professional fees, and other costs.
The sale of water assets serving the City of Salisbury, Massachusetts resulted in a 2001 pre-tax gain of $4.8 million.
Other income in 2001 reflects a $5.2 million pre-tax gain from the sale of a portion of the Company’s investment in Deutsche Telekom.
Other income deductions in 2000 reflect $4.5 million of one-time charges related to two adverse rate orders. Other income deductions in 1999 include the Company’s share of losses at its former AmericanAnglian Environmental Technologies contract management joint venture.

Income Taxes
Income taxes increased by 5% to $110.3 million in 2001, following a 15% increase in 2000. The Company’s effective income tax rate increased to 40.6% in 2001 from 39.5% in 2000, reflecting the fact that it is not probable that the $10.0 million of RWE merger expenses related to investment banking and legal fees incurred in 2001 will be deductible for tax purposes. Income tax expense in 1999 reflects the decrease in taxable income primarily related to tax deductible severance and integration costs incurred in connection with the NEI merger.

Management’s Discussion and Analysis

Net Income to Common Stock
Net income to common stock in 2001 was $160.9 million, compared to net income to common stock of $157.4 million in 2000 and $135.0 million in 1999. Excluding the impact of the RWE and NEI merger costs and the gain on the sale of the Salisbury assets, net income to common stock was $168.0 million in 2001 compared to $157.4 million in 2000 and $147.9 million in 1999.

Other Comprehensive Income
Other comprehensive income reflected a net loss of $19.3 million in 2001, compared to a net loss of $67.2 million in 2000 and a net gain of $59.3 million in 1999. The Company’s other comprehensive income represents the after tax unrealized gain/ loss on passive investments in publicly traded companies. The most significant holdings are in Deutsche Telekom and ITC/ \DeltaCom, Inc., two investment telecommunications firms acquired in the merger with NEI, and an investment in SJW Corp.

Comprehensive Income
Comprehensive income was $141.6 million in 2001 compared to $90.2 million in 2000 and $194.3 million in 1999.

Earnings per Share
Diluted earnings per share in 2001 were $1.61, which equalled earnings per share in 2000. Earnings per share reported in 1999 were $1.40. Excluding the impact of the RWE and NEI merger costs and the gain on the sale of the Salisbury assets, diluted earnings per share in 2001 were $1.69, compared with to $1.61 in 2000 and $1.53 in 1999.

Segment Reporting

The Company has identified Regulated Utility Services and Unregulated Services as its two reportable segments. Prior to the November 2001 acquisition of Azurix North America and Azurix Industrials Corp. the Company’s unregulated operations had not been reflected as a reportable segment due to their limited scope and impact on the financial results of the Company. The results of operations reported by segment include costs allocated by American Water Works Service Company. Corporate costs of American Water Works Company are not allocated to its subsidiaries, and are not reflected in the results of operations reported by segment.

Regulated Utility Services
The Regulated Utility Services segment includes 26 subsidiaries that provide water and wastewater services to 10 million people in 23 states. All of these companies are subject to both federal and state regulation regarding the quality of water distributed and the discharge of waste residuals. With the exception of one company that serves 4,000 customers, the utility subsidiaries also function under economic regulations prescribed by state regulatory commissions. A subsidiary which owns a treatment plant in Massachusetts that is leased to an affiliated utility subsidiary is also included in this segment.

Revenues
Revenues for 2001 increased 5% or almost $67 million, to $1.377 billion from the $1.310 billion recorded in 2000. The increase resulted from timely rate increases and the addition of 40,000 customers, offset by sales volume losses in industrial water sales. The total volume of water sold increased 1% to 344.4 billion gallons in 2001 compared with 2000.
Rate authorizations adjusted the water service rates in effect for nine utility subsidiaries during 2001. These authorizations are expected to increase annual revenues by $23.5 million. Operating revenues for 2001 included approximately $15.1 million that resulted from these rate orders.
Revenues of $1.310 billion in 2000 were 4% above those for 1999. Ten utility subsidiaries received rate orders in 2000, authorizing increases in annual revenues aggregating $27.2 million. Operating revenues for 2000 included approximately $8.9 million which resulted from these rate orders. The 341.1 billion gallons of water sold in 2000 was 1% less than sales in 1999.
While it is still too early in 2002 to determine if there will be any impact, drought warnings and advisories have already been issued in some states. These initial steps may lead to water use restrictions and reduced water sales during the remainder of the year if adequate rain or snowfall does not replenish supplies.

Percentage of Regulated Utility Service Revenues by Customer Class
	2001	2000	1999

Residential	58.6%	58.0%	58.2%
Commercial	21.0%	21.2%	20.8%
Industrial	5.8%	6.3%	6.2%
Public and other	11.5%	11.7%	11.9%
Other water revenues	1.2%	0.9%	1.0%

Water service	98.1%	98.1%	98.1%
Wastewater service	1.9%	1.9%	1.9%

	100.0%	100.0%	100.0%

Residential Revenue
Residential water service revenues in 2001 amounted to $806.2 million, an increase of 6% over those for 2000. This 2001 revenue improvement followed an increase of 4% in 2000. The volume of water sold to residential customers increased by 3% in 2001 to 176.7 billion gallons. The average unit price of residential water increased by 3% in 2001 and by 6% in 2000.

Commercial Revenue
Revenues from commercial customers in 2001 rose by 4% to $289.0 million, following an increase of 6% in 2000. Commercial customers purchased 82.7 billion gallons of water in 2001, slightly more than in 2000. The average unit price of commercial water increased by 3% in 2001 and by 5% in 2000.

Industrial Revenue
Industrial water use of 44.2 billion gallons in 2001 was 5% less than in 2000 reflecting the downturn in the economy.

American Water Works Company, Inc. and Subsidiary Companies

Revenues from industrial sales of $79.5 million in 2001 were 4% below those recorded in 2000 and the average unit price of water increased 1%. In 2000, revenues from industrial sales were 6% above those for 1999 and the average unit price of water increased by 5%.

Public and Other Revenue
Public and other revenues in 2001 increased by 4% to $159.2 million following an increase of 3% in 2000. Revenues derived from municipal governments for fire protection services and customers requiring special private fire service facilities totaled $63.9 million in 2001, exceeding 2000 revenue from these customers by 2%. The 40.8 billion gallons of water sold to governmental entities and resale customers in 2001 was equal to the quantities sold in 2000. Revenues generated by these sales in 2001 totaled $95.3 million and exceeded 2000 revenues by 5%.

Percentage of Water Sales (Gallons by Customer Class)
	2001	2000	1999

Residential	51.3%	50.3%	50.9%
Commercial	24.0%	24.1%	23.8%
Industrial	12.8%	13.6%	13.3%
Public and other	11.9%	12.0%	12.0%

	100.0%	100.0%	100.0%

Wastewater Service Revenue
Utility subsidiaries provided wastewater service in Hawaii and to portions of the Company’s service areas in New Jersey, Pennsylvania, Indiana, Missouri and Kentucky. Revenues from these services amounted to $26.5 in 2001, $24.4 million in 2000 and $24.5 million in 1999. The growth in wastewater revenues in 2001 reflects the acquisition of the operations of Coatesville in Pennsylvania.

Regulated Utility Service Operating Expenses
(000)	2001	2000	1999

Operation and maintenance expenses	$595,981	$551,443	$552,398
Depreciation and amortization	178,120	162,182	150,945
General taxes	125,608	122,282	120,485

	$899,709	$835,907	$823,828

Operating Expenses
Operating expenses in 2001 increased by 8% to $899.7 million, following a 1% increase in 2000.
Operation and maintenance expenses totaled $596.0 million in 2001, 8% higher than in 2000. Operation and maintenance expenses had decreased slightly in 2000.
Associate-related costs include wage and salary, group insurance, and pension expense. These costs, representing 40% of operation and maintenance expenses, increased 5% in 2001 after a 5% decrease in 2000.
The primary components of associate-related costs are wages and salaries, which were up 2% to $196.3 million in 2001 following a 3% decrease in 2000.
Group insurance expense, which includes the cost of providing current health care and life insurance benefits as well as the expected cost of providing postretirement benefits, increased by 6% to $42.6 million in 2001 after a 3% decrease in 2000. The increased group insurance expense in 2001 reflects higher group insurance premiums for active associates. The cost accrued for postretirement benefits in 2001 increased due to lower than expected returns on plan assets and a decrease in the discount rate actuarial assumption. Postretirement benefit plan costs had decreased in 2000 due to an increase in the discount rate actuarial assumption.
        Pension expense was $2.0 million in 2001 compared to pension income of $3.8 million in 2000, reflecting lower than expected returns on plan assets and a settlement gain in 2000 in connection with the purchase of non-participating annuity contracts to cover vested benefits of certain retirees that had previously been provided through an immediate participation guarantee contract. The purchase of non-participating annuity contracts allowed the Company to terminate a restrictive contract with an insurance company and is expected to increase the long-term investment return on plan assets. As a result of the purchase of the annuity contracts, the Company remeasured its pension assets and pension benefit obligation, which resulted in the pension settlement gain. Pension expense also decreased in 2000 due to an increase in the discount rate actuarial assumption. Pension expense in excess of the amount contributed to the pension plans is deferred by certain regulated subsidiaries pending future recovery in rates charged for water services as contributions are made to the plans. These subsidiaries have recorded their portion of the settlement gain as a reduction of the regulatory asset.
At December 31, 2001 the Company lowered the discount rate assumption used for its pension and postretirement benefit plans to reflect current high-quality corporate bond yields. This change, and anticipated increases in the cost of medical claims, are expected to result in increased benefit plan expense in 2002. More information regarding the Company’s benefit plans is included in Note 8 to the financial statements.

Regulated Utility Service Operation and Maintenance Expenses
(000)	2001	2000	1999

Associate-related costs	$240,919	$229,561	$242,674
Fuel and power	52,941	48,932	48,559
Purchased water	54,230	47,867	45,404
Chemicals	25,029	22,040	22,749
Waste disposal	18,633	17,284	16,137
Maintenance materials and services	36,582	37,211	39,152
Operating supplies and services	111,401	101,603	95,900
Customer billing and accounting	32,098	27,513	26,168
Other	24,148	19,432	15,655

	$595,981	$551,443	$552,398

Management’s Discussion and Analysis

Expenses associated with the collection, treatment, and pumping of water include the cost of fuel and power, water purchased from other suppliers, chemicals for water treatment and purification, and waste disposal. These production costs increased by 11% in 2001 after a 2% rise in 2000. The cost increase in 2001 reflects higher purchased water and energy expense. The unit cost of water produced was up 6% in 2001 after a 4% increase in 2000.
Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment rental charges. These costs increased by 10% in 2001 after a 6% increase in 2000. The expenses in this category in 1999 included $5.6 million of costs connected with the take-over attempts of the Company’s operations in Chattanooga, Tennessee and Peoria, Illinois.
Customer billing and accounting expenses increased by 17% in 2001 and by 5% in 2000. The increase in 2001 reflects additional costs incurred in conjunction with the transition to a centralized customer service operation. These duplicative costs will subside as the transition to the new center is completed.
Other operation and maintenance expenses include casualty and liability insurance premiums and regulatory costs. These expenses increased by 24% in 2001 after increasing by 24% in 2000. The large increases in 2001 and 2000 were due to an increase in insurance claims. Insurance expense is expected to increase in 2002.
Depreciation and amortization increased by 10% in 2001 and 7% in 2000. The higher depreciation expense in both years was primarily due to growth in utility plant in service including major new treatment plants in Alton, Illinois and St. Joseph, Missouri.
General taxes, which include gross receipts, franchise, property, capital stock, payroll and other taxes, increased by 3% in 2001 after a 1% rise in 2000. Gross receipts and franchise taxes that are a function of revenues, increased by 4% in 2000. Property and capital stock taxes are assessed on the basis of tax values assigned to assets and capitalization and these taxes in 2001 were 15% above those in 2000. These taxes had increased by 4% in 2000.

Other Income and Income Deductions
Interest expense rose 1% to $173.2 million compared to $172.2 million in 2000. This expense had increased by 7% in 2000. The increases can be attributed primarily to an increase in total debt, the effect of which was offset in 2001 by lower interest rates.
The total allowance for funds used during construction (AFUDC) recorded in 2001 was $8.9 million, compared to $13.7 million in 2000 and $22.4 million in 1999. The decreased amounts of AFUDC recorded reflect the completion of several major projects to construct new water service facilities. The utility subsidiaries record AFUDC to the extent permitted by the regulatory authorities.
The sale of water assets serving the City of Salisbury, Massachusetts resulted in a 2001 pre-tax gain of $4.8 million.
Other income deductions in 2000 reflect $4.5 million of one-time charges related to rate orders received in Missouri and Kentucky. The most significant of these charges was related to the Missouri Public Service Commission’s decision to deny recognition of certain investments in the former treatment plant the Company deemed essential to provide water service while a new treatment plant was being constructed. An appeal of the Kentucky order was partially successful in 2001, and an appeal of the Missouri order is pending.

Unregulated Services
The Unregulated Services segment includes American Water Services and its subsidiaries and American Water Resources.
The mission of American Water Services is to provide a broad range of water and wastewater services throughout the United States and Canada. With the acquisition of Azurix North America and Azurix Industrials Corp. in 2001 American Water Services has enhanced its capability to provide operations and maintenance, residual, underground infrastructure and engineering services.
The Company intends to be a key player within the full-service water and wastewater management market. The ability of American Water Services to be competitive and to actively participate in this market’s growth is significantly enhanced by American Water Works Company’s presence in the United States regulated utility market. American Water Services is the fourth largest operations and maintenance contractor in the United States. It currently manages and operates 1,000 water and wastewater facilities in eighteen states and three Canadian provinces.
Approximately one-half of American Water Services’ revenues are derived from contract management services. This business is highly competitive, and contracts are usually awarded for a period of at least five years. Management judgment is required to forecast costs that the Company’s bids will be based on.
The other half of American Water Services’ revenues are derived from residuals management, underground infrastructure development and engineering service contracts. These revenues are based primarily on contracts with terms from three to nine months and are awarded on a bid basis.
American Water Resources currently offers a consumer protection program where for a monthly fee a residential customer’s external water line is repaired or replaced when required. American Water Resources also provides a service to regenerate granular activated carbon that is used by water utilities in the filtration process. In addition, this subsidiary leases equipment and office space to affiliated companies.

Operating Revenues
Revenues from unregulated services totaled $69.2 million in 2001 compared to $47.0 million in 2000. The majority of this increase is directly related to the acquisitions of Azurix and EA2. The increase in revenues also reflects recognition of the partial year revenues of new contracts awarded in 2001, general Consumer Price Index increases to existing contracts throughout the year in accordance with contract terms, and revenues from the water line protection program.

American Water Works Company, Inc. and Subsidiary Companies

During 2001 American Water Services was awarded contracts in East Palo Alto, California; Houston, Texas; London, Ontario; Camp Creek, Georgia and Coral Springs, Florida that are expected to result in total future revenues of $158 million. In addition American Water Services renewed contracts at Dedham, Massachusetts; Avalon, New Jersey; Poconos, Pennsylvania; Moore County, North Carolina and Cohasset, Massachusetts with total future revenue of $23.4 million.

Operating Expenses
Operating expenses increased to $72.7 million in 2001 from $48.5 million in 2000. The majority of this increase was as a result of the Azurix North America and EA2 acquisitions.

Other Income and Income Deductions
Interest expense increased by $1.0 million, primarily due to the funding of the acquisitions of Azurix America and EA2.

Liquidity and Capital Resources

Internal sources of cash flow are provided by retention of a portion of earnings, amortization of deferred charges, deferral of taxes and depreciation expense. Internal cash generation is influenced by weather patterns, economic conditions and the timing of rate relief. When internal cash generation is not sufficient to meet corporate obligations on a timely basis, external sources of funds are utilized. The availability and cost of external cash reflect the consistency and reliability of earnings. External sources of cash consist of short-term bank loans, the sale of securities – commercial paper, unsecured notes, bonds, preferred stock and common stock – as well as advances and contributions from developers.
Until September 17, 2001, the Company’s Dividend Reinvestment and Stock Purchase Plan allowed shareholders and customers of the utility subsidiaries to purchase up to $5,000 of common stock each month directly from the Company at a 2% discount from the then prevailing market price. This plan was suspended in connection with the anticipated merger with RWE.
New shares of common stock also were previously issued in connection with the Company’s Dividend Reinvestment and Stock Purchase Plan, the Employees’ Stock Ownership Plan, the Savings Plan for Employees and the 2000 Stock Award and Incentive Plan. This strategy has been suspended in anticipation of the merger with RWE. The Company’s shares necessary to meet the obligations under the employee benefit plans are now purchased in the open market.
The Company’s utility subsidiaries fund construction programs and supplement cash flow through the use of short-term borrowings. In June 2000 the Company created American Water Capital to provide a single source of debt capital for the Company and its utility subsidiaries. As a result of consolidating subsidiary credit lines and cash management activities in American Water Capital, the Company was able to reduce the consolidated credit requirements by approximately $228 million. American Water Capital derives its credit worthiness from a strong support agreement with American Water Works, which is considered the equivalent of an unconditional guarantee of the obligations of American Water Capital. As a result, American Water Capital was rated A- (positive outlook) by Standard and Poor’s and Baa1 (review for possible upgrade) by Moodys Investor Service at December 31, 2001.

Consolidated Capitalization Ratios
(At December 31)	Common Equity	Preferred Stock	Debt

2001	36%	1%	63%
2000	37%	1%	62%
1999	37%	2%	61%
1998	37%	2%	61%
1997	36%	3%	61%
Note: Debt includes amounts due within one year.

American Water Capital maintains a $500 million commercial paper program, the first of its kind in the water utility industry. American Water Capital also has a $500 million bank credit facility involving ten domestic and international banks that supports the commercial paper program. Borrowing under the revolving credit line, at the Company’s option, bears interest at a rate based upon either a defined base rate or the London Interbank Offered Rate (LIBOR). The Company pays a commitment fee of 12.5 basis points on the entire amount of the commitment (whether borrowed or not borrowed) and a usage fee of 40 basis points (50 basis points if borrowings exceed $167,000). These fees may fluctuate based upon the Company’s current bond rating.
The issuance of commercial paper reduces the amount available under the bank credit facility. At December 31, 2001 $395.6 million of commercial paper and $18.5 million of bank borrowings were outstanding. Ample credit lines are available to provide funds needed for 2002 construction requirements and to maintain short-term borrowings not yet refinanced on a long-term basis. Short-term borrowings are repaid with internally generated cash, and the proceeds obtained from selling debt securities either publicly or to institutional investors on a private placement basis.
On March 29, 2001, American Water Capital issued $140 million of unsecured notes on behalf of nine affiliated utilities bearing interest at 6.87%. Proceeds from the sale of the bonds were used to repay short-term borrowings, fund construction programs, and to refinance existing debt. In addition on November 6, 2001, RWE entered into a Note Purchase Agreement with American Water Capital and American Water Works committing to purchase $1.05 billion and $150 million, respectively, of the companies’ unsecured notes. The agreement specifies the notes will mature on November 6, 2006 and bear interest at 4.92% payable annually. The agreement also provides for multiple issuances, the first of which occurred at the closing date and included $148.5 million by American Water Capital and $150 million by American Water Works. The American Water Capital proceeds were used to repay short-term debt for seven affiliated utilities, while the $150 million borrowed by American Water Works was used to fund the Azurix acquisition. The second and final issue under the Note Purchase Agree-

Management’s Discussion and Analysis

ment closed on January 14, 2002 totaling $900 million to American Water Capital and was primarily used to fund the purchase of the Citizens water and wastewater assets.
Upon giving effect to the above financings through January 14, 2002, and the call of American Water Works’ preferred stocks effective March 1, 2002, the Company’s total debt represents 70% of total capitalization. The Company’s bank credit facility that expires on June 25, 2002 includes a limitation on total debt not to exceed 72.5% of total capitalization. Upon renewal of the credit facility, the Company will seek to increase the debt limitation given the pending upgrades from the rating agencies in connection with the RWE merger. However, if the Company were not successful in increasing the debt limitation, the Company may need to issue additional equity in order to continue its acquisition strategy. In addition if the RWE merger did not close, the Company would need to issue equity in order to maintain its credit ratings.
The Company and its subsidiaries plan to fund construction programs, continue acquisitions and repay short-term borrowings and maturing bonds in 2002 with the issuance of approximately $470 million of long-term debt, and with additional common equity investments from American Water Works. Effective February 7, 2001 American Water Capital has the ability to issue up to $1.6 billion aggregate principal amount of debt securities under a shelf registration filed with the Securities and Exchange Commission. However with the issuance of the unsecured notes to RWE, the Company does not anticipate using approximately $1 billion of the shelf securities available. The combined amount of short-term borrowings and bonds maturing within one year is expected to decline to approximately $475 million in 2002. A discussion of the acquisition and capital spending programs begins on page 7.
The following table summarizes information about the Company’s obligations to make future payments under contracts such as debt and lease agreements:

Contractual Obligations at December 31, 2001
	Payments Due By Period
(000)	Less Than 1 Year	1-3 Year	4-5 Year	After 5 Year	Total

Long-term debt (includes capital lease obligations)	$166,087	$269,347	$383,573	$1,897,099	$2,716,106
Preferred stocks called for redemption	11,673	—	—	—	11,673
Preferred stocks with mandatory redemption requirements	707	1,296	1,295	27,176	30,474
Operating lease obligations	10,268	15,416	10,791	5,777	42,252

	$188,735	$286,059	$395,659	$1,930,052	$2,800,505

In addition to the American Water Capital bank credit facility, American Water Works has secured certain commitments of American Water Services in the form of standby letters of credit totaling $12 million and has guaranteed $9 million of debt related to wastewater treatment capacity owned by the City of Tolleson, AZ that is used by Arizona-American.
The Company does not have any off-balance sheet financings (or relationships with special purpose entities for purposes of off- balance sheet financing), derivative instruments or hedging activities.

American Water Works Company, Inc. and Subsidiary Companies

Market Risk

The Company is exposed to market risk, including changes in interest rates, certain commodity prices and equity prices. The exposure to changes in interest rates is a result of financing through the issuance of fixed-rate long-term debt and preferred stocks. The following table provides the principal amounts by period of maturity and the weighted average effective interest rate for all such obligations outstanding in the period for the Company’s obligations that are sensitive to interest rate changes. The exposure to equity price risk is generally associated with the Company’s investments in equity securities of several telecommunications companies.

Interest Rate Risk
(000)	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value at Dec. 31, 2001

Fixed-rate long-term debt, including current portion	$165,647	$210,337	$43,161	$64,124	$170,808	$2,059,060	$2,713,137	$2,744,060
Average interest rate	6.75%	6.71%	6.64%	6.62%	6.59%	6.70%
Fixed-rate preferred stocks with mandatory redemption requirements	$707	$648	$648	$648	$647	$27,176	$30,474	$32,679
Average interest rate	8.08%	8.10%	8.13%	8.15%	8.18%	8.21%
(000)	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value at Dec. 31, 2000

Fixed-rate long-term debt, including current portion	$160,944	$146,088	$207,998	$49,470	$63,134	$1,802,010	$2,429,644	$2,478,382
Average interest rate	7.07%	7.01%	7.00%	6.95%	6.92%	6.89%
Fixed-rate preferred stocks with mandatory redemption requirements	$1,028	$2,208	$648	$648	$648	$27,722	$32,902	$34,395
Average interest rate	8.11%	8.12%	8.11%	8.14%	8.16%	8.19%

New Accounting Standards

Accounting for Derivative Instruments and Hedging Activities
On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as amended. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This new accounting standard did not have any effect on the Company’s financial position or results of operations. The Company’s contracts that meet the definition of a derivative are for normal purchases and normal sales, are expected to result in a physical delivery, and are of quantities expected to be used or sold over a reasonable period in the normal course of business. The Company has no hedging activities.

Business Combinations/ Goodwill and Other Intangible Assets
In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” (SFAS 141) and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), collectively referred to as the “Standards” SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, “Business Combinations”. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, “Intangible Assets,” and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or

Management’s Discussion and Analysis

indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.
The provisions of the Standards also apply to equity-method investments made both before and after June 30, 2001. SFAS 141 requires that the unamortized deferred credit related to an excess over cost arising from an investment that was accounted for using the equity method (equity-method negative goodwill), and that was acquired before July 1, 2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001 must be written-off immediately and recorded as an extraordinary gain, instead of being deferred and amortized. SFAS 142 prohibits amortization of the excess of cost over the underlying equity in the net assets of an equity-method investee that is recognized as goodwill.
The Company will adopt the provisions of SFAS 142 in its first quarter ended March 31, 2002. The Company is in the process of preparing for its adoption of SFAS 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. The Company expects that it will no longer record $1.7 million of annual tax deductible amortization relating to its existing goodwill associated with the 1999 acquisition of its joint venture partner’s interest in AmericanAnglian Environmental Technologies.
SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The Company expects to complete that first step of the goodwill impairment test during the second quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company’s fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined what effect these impairment tests will have on the Company’s earnings and financial position.

Accounting for Asset Retirement Obligations
In June of 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” (SFAS 143) on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. Measurement of the initial obligation is to approximate fair value with an equivalent amount recorded as an increase in the value of the capitalized asset. The asset will be depreciable in accordance with normal depreciation policy and the liability will be increased, with a charge to the income statement, until the obligation is settled. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating the effects that adoption of the provisions of SFAS 143 will have on its results of operations and financial position but does not expect them to be material.

Accounting for the Impairment or Disposal of Long-Lived Assets
In August of 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS 144) that replaces Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens discontinued operations to include more disposal transactions. Under SFAS 144, operating losses of discontinued operations are recognized in the period in which they occur, instead of accruing future operating losses before they occur. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the effects that adoption of the provisions of SFAS 144 will have on its results of operations and financial position but does not expect them to be material.

Forward Looking Information
Forward looking statements in this report, including, without limitation, statements relating to the Company’s plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: the success of pending applications for rate increases, inability to obtain, or to meet conditions imposed for, regulatory approval of pending acquisitions, weather conditions that tend to extremes of temperature or duration; availability, terms and development of capital; business abilities and judgment of personnel; changes in, or the failure to comply with governmental regulations, particularly those affecting the environment and water quality; competition; success of operating initiatives, advertising and promotional efforts; existence of adverse publicity or litigation; changes in business strategy or plans; quality of management; general economic and business conditions; and other factors described in filings of the Company with the SEC. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

American Water Works Company, Inc. and Subsidiary Companies

Management’s Responsibility for Financial Reporting

The management of the Company is responsible for the preparation of the following financial statements and for their integrity and objectivity. These financial statements conform to accounting principles generally accepted in the United States of America and, where required, include amounts which represent management’s best judgments and estimates. The Company’s management also prepared the other information in this Annual Report and is responsible for its accuracy and consistency with the financial statements.
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
The Audit Committee of the Board of Directors consists of five independent directors who meet with the Company’s senior financial personnel, internal auditors and independent accountants. They report their findings to the Board of Directors and recommend a firm of independent accountants.
The Company’s independent accountants, PricewaterhouseCoopers LLP, are engaged to conduct an independent audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Their audit includes obtaining a sufficient understanding of the internal control structure to establish a basis for reliance thereon in determining the nature, extent and timing of the tests applied in the audit of the financial statements. Their opinion on the fairness of the reported operating results, cash flows and financial condition appears below.

/s/ ELLEN C. WOLF
Ellen C. Wolf Vice President and Chief Financial Officer

February 4, 2002

Report of Independent Accountants

To the Stockholders and Board of Directors of
American Water Works Company, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income and of retained earnings, of cash flows, of capitalization and of common stockholders’ equity present fairly, in all material respects, the financial position of American Water Works Company, Inc. and Subsidiary Companies at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Philadelphia, Pennsylvania

February 4, 2002

Consolidated Balance Sheet

(Dollars in thousands)

At December 31,	2001	2000

Assets
Property, plant and equipment
Utility plant—at original cost less accumulated depreciation	$5,458,909	$5,202,833
Utility plant acquisition adjustments, net	68,916	75,294
Nonutility property, net of accumulated depreciation	94,149	37,831
Excess of cost of investments in subsidiaries over book equity at acquisition, net	20,715	24,103

Total property, plant and equipment	5,642,689	5,340,061

Current assets
Cash and cash equivalents	19,691	28,571
Customer accounts receivable	153,142	103,975
Allowance for uncollectible accounts	(7,660)	(2,575)
Unbilled revenues	86,065	83,878
Miscellaneous receivables	16,483	15,117
Materials and supplies	32,281	20,683
Deferred vacation pay	11,422	10,923
Restricted funds	224	224
Other	18,940	16,900

Total current assets	330,588	277,696

Regulatory and other long-term assets
Regulatory asset—income taxes recoverable through rates	217,330	216,652
Other investments	39,956	73,997
Debt and preferred stock expense	45,882	47,630
Deferred pension expense	30,712	23,479
Deferred postretirement benefit expense	9,318	10,129
Deferred security costs	7,058	—
Deferred business services project expenses	36,311	4,796
Deferred tank painting costs	16,585	16,829
Restricted funds	8,570	8,343
Goodwill	115,773	31,487
Intangible assets	23,400	—
Other	82,927	83,699

Total regulatory and other long-term assets	633,822	517,041

Total assets	$6,607,099	$6,134,798

American Water Works Company, Inc. and Subsidiary Companies

	2001	2000

Capitalization and Liabilities
Capitalization
Common stockholders’ equity	$1,758,018	$1,669,677
Preferred stocks called for redemption	11,673	11,673
Preferred stocks of subsidiaries with mandatory redemption requirements	30,474	32,902
Preferred stocks of subsidiaries without mandatory redemption requirements	7,268	8,118
Long-term debt
American Water Works Company, Inc.	297,000	159,000
Subsidiaries	2,253,019	2,112,165

Total capitalization	4,357,452	3,993,535

Current liabilities
Short-term debt	414,083	412,179
Current portion of long-term debt	166,087	161,395
Accounts payable	67,996	52,447
Taxes accrued, including federal income	21,756	25,960
Interest accrued	43,015	42,641
Accrued vacation pay	11,577	11,564
Other	100,220	67,865

Total current liabilities	824,734	774,051

Regulatory and other long-term liabilities
Advances for construction	230,801	216,125
Deferred income taxes	624,449	605,343
Deferred investment tax credits	38,633	40,098
Accrued pension expense	62,355	50,414
Accrued postretirement benefit expense	13,808	13,930
Other	41,007	37,823

Total regulatory and other long-term liabilities	1,011,053	963,733

Contributions in aid of construction	413,860	403,479

Commitments and contingencies	—	—

Total capitalization and liabilities	$6,607,099	$6,134,798

The accompanying notes are an integral part of these financial statements.

American Water Works Company, Inc. and Subsidiary Companies

Consolidated Statements of Income and Comprehensive Income and of Retained Earnings

(Dollars in thousands, except per share amounts)

For the years ended December 31,	2001	2000	1999

Consolidated Income and Comprehensive Income
Operating revenues	$1,438,887	$1,350,590	$1,260,857

Operating expenses
Operation and maintenance	664,549	603,305	566,948
Depreciation and amortization	185,211	165,888	151,641
General taxes	129,533	125,219	122,674

	979,293	894,412	841,263

Operating income	459,594	456,178	419,594

Other income (deductions)
Interest	(192,522)	(191,783)	(178,215)
Allowance for other funds used during construction	4,905	7,804	11,849
Allowance for borrowed funds used during construction	4,043	5,891	10,577
Amortization of debt expense	(2,763)	(2,770)	(2,754)
Preferred dividends of subsidiaries	(2,985)	(3,165)	(3,311)
RWE and NEI merger related costs	(9,992)	—	(20,535)
Gain from sale of Salisbury system	4,820	—	—
Other, net	6,707	(5,788)	(6,856)

	(187,787)	(189,811)	(189,245)

Income before income taxes	271,807	266,367	230,349
Provision for income taxes	110,324	105,306	91,400

Net income	161,483	161,061	138,949
Dividends on preferred stocks	584	3,700	3,984

Net income to common stock	160,899	157,361	134,965

Other comprehensive income (loss), net of tax
Unrealized gain (loss) on securities	(16,187)	(67,158)	59,323
Reclassification adjustment for gain included in net income	(3,158)	—	—

Other comprehensive income (loss), net of tax	(19,345)	(67,158)	59,323

Comprehensive income	$141,554	$90,203	$194,288

Average shares of basic common stock outstanding	99,465	97,988	96,544
Earnings per average common share outstanding:
Basic	$1.62	$1.61	$1.40

Diluted	$1.61	$1.61	$1.40

Consolidated Retained Earnings
Balance at beginning of year	$1,069,486	$1,001,029	$945,434
Add: net income	161,483	161,061	138,949
Gain (loss) on treasury stock	801	(801)	—

	1,231,770	1,161,289	1,084,383

Deduct: dividends paid
Preferred stock	128	3,244	3,528
Preference stock	456	456	456
Common stock—$.94 per share in 2001, $.90 per share in 2000, $.86 per share in 1999	93,414	88,103	76,479
National Enterprises Inc. common stock	—	—	2,891

	93,998	91,803	83,354

Balance at end of year	$1,137,772	$1,069,486	$1,001,029

The accompanying notes are an integral part of these financial statements.

American Water Works Company, Inc. and Subsidiary Companies

Consolidated Statement of Cash Flows

(Dollars in thousands)

For the years ended December 31,	2001	2000	1999

Cash Flows from Operating Activities
Net income	$161,483	$161,061	$138,949
Adjustments
Depreciation and amortization	185,211	165,888	151,641
Provision for deferred income taxes	30,980	27,431	31,411
Provision for losses on accounts receivable	10,582	8,608	7,731
Allowance for other funds used during construction	(4,905)	(7,804)	(11,849)
Gain from sales of assets	(14,124)	(3,713)	(1,595)
Employee stock plan expenses	4,808	3,330	5,185
Employee benefit expenses greater (less) than funding	(49)	(1,698)	4,217
Deferred regulatory costs	(44,415)	(9,882)	(5,373)
Amortization of deferred charges	15,986	10,671	13,985
Other, net	1,094	(2,492)	243
Changes in assets and liabilities, net of effects from acquisitions
Accounts receivable	(31,963)	(24,169)	(10,934)
Unbilled revenues	(2,187)	(5,114)	(2,262)
Other current assets	(1,125)	(5,370)	(1,978)
Accounts payable	4,907	(14,644)	(3,150)
Taxes accrued, including federal income	(4,759)	9,423	(8,751)
Interest accrued	374	(1,031)	1,809
Other current liabilities	15,714	(7,349)	20,113

Net cash from operating activities	327,612	303,146	329,392

Cash Flows from Investing Activities
Capital expenditures	(380,656)	(377,217)	(467,351)
Allowance for other funds used during construction	4,905	7,804	11,849
Acquisitions	(214,378)	(51,821)	(41,764)
Proceeds from the sale of assets	23,745	6,827	2,703
Removal costs from property, plant and equipment retirements	(16,639)	(14,309)	(15,409)
Restricted funds	(227)	12,548	1,737

Net cash used in investing activities	(583,250)	(416,168)	(508,235)

Cash Flows from Financing Activities
Proceeds from long-term debt	457,997	47,908	128,332
Proceeds from common stock, net of issuance costs	36,082	33,304	36,617
Net borrowings (repayments) under short-term debt agreements	1,904	172,315	150,024
Advances and contributions for construction, net of refunds	32,348	31,565	43,121
Debt issuance costs	(1,114)	(2,262)	(5,376)
Repayment of long-term debt	(182,251)	(46,800)	(82,830)
Redemption of preferred stocks	(3,278)	(41,118)	(3,278)
Dividends paid	(93,998)	(91,803)	(83,354)
Purchase of common stock for treasury	(932)	(4,616)	(1,190)

Net cash from financing activities	246,758	98,493	182,066

Net increase (decrease) in cash and cash equivalents	(8,880)	(14,529)	3,223
Cash and cash equivalents at beginning of year	28,571	43,100	39,877

Cash and cash equivalents at end of year	$19,691	$28,571	$43,100

Cash paid during the year for:
Interest, net of capitalized amount	$194,462	$196,841	$180,475

Income taxes	$87,208	$78,942	$69,015

Common stock issued in lieu of cash in connection with the Employee Stock Ownership Plan, the Savings Plan for Employees and the 2000 Stock Award and Incentive Plan totaled $1,488 in 2000 and $5,428 in 1999. Common stock placed into treasury in connection with the Employee Stock Ownership Plan, the Savings Plan for Employees and the 2000 Stock Award and Incentive Plan totaled $1,759 in 2001, $4,872 in 2000 and $3,675 in 1999. Capital lease obligations of $503 were recorded in 2001.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Capitalization

(Dollars in thousands, except per share amounts)

At December 31,	2001	2000

Common Stockholders’ Equity:
Common stock—$1.25 par value, authorized 300,000,000 shares, issued 100,016,273 shares in 2001 and 98,819,845 shares in 2000	$125,020	$123,525
Paid-in capital	489,868	454,568
Retained earnings	1,137,772	1,069,486
Accumulated other comprehensive income	5,958	25,303
Unearned compensation	(539)	(359)
Treasury stock at cost—1,891 shares in 2001 and 129,216 shares in 2000	(61)	(2,846)

	1,758,018	1,669,677

At December 31, 2001, common shares reserved for issuance in connection with the Company’s stock plans were 80,865,863 shares for the Stockholder Rights Plan, 1,641,852 shares for the Dividend Reinvestment and Stock Purchase Plan, 565,493 shares for the Employees’ Stock Ownership Plan and 532,381 shares for the Savings Plan for Employees. Up to 4,234,367 shares of common stock may be issued under the 2000 Stock Award and Incentive Plan, of which approximately 3,300,000 shares were available to be granted at December 31, 2001.

Preferred Stocks With Mandatory Redemption Requirements:
Cumulative preferred stock—$25 par value, authorized 1,770,000 shares 8.5% series (non-voting), outstanding 1,600,000 shares, redeemed at par value on December 1, 2001.	—	—

Preferred Stocks Without Mandatory Redemption Requirements:
(All shares redeemed March 1, 2002)
Cumulative preferred stock—$25 par value 5% series (one-tenth of a vote per share), outstanding 101,777 shares	2,544	2,544
Cumulative preference stock—$25 par value, authorized 750,000 shares 5% series (non-voting), outstanding 365,158 shares	9,129	9,129
Cumulative preferential stock—$35 par value, authorized 3,000,000 shares (one-tenth of a vote per share) no outstanding shares	—	—

	11,673	11,673

Preferred Stocks of Subsidiaries:
Dividend rate
3.9% to less than 5%	4,444	4,610
5% to less than 6%	4,637	4,669
6% to less than 7%	1,365	1,455
7% to less than 8%	3,094	3,984
8% to less than 9%	21,250	23,050
9% to less than 10%	2,952	3,112
10% to less than 11%	—	140

	37,742	41,020

Preferred stock agreements of certain subsidiaries require annual sinking fund payments in varying amounts and permit redemption at various prices at the option of the subsidiaries on thirty days notice, or in the event of involuntary liquidation, at par value plus accrued dividends. Sinking fund payments for the next five years will amount to $707 in 2002, $648 in 2003, $648 in 2004, $648 in 2005 and $647 in 2006.

American Water Works Company, Inc. and Subsidiary Companies

	Current Maturities	2001	2000

Long-Term Debt of American Water Works Company, Inc.:
7.41% Series C debentures, due May 1, 2003	$—	$81,000	$81,000
6.28% Series D debentures, due July 2, 2002	10,000	—	10,000
6.28% Series D debentures, due July 2, 2003	—	45,000	45,000
6.32% Series D debentures, due July 2, 2004	—	15,000	15,000
7.02% Senior Note, due August 1, 2005	2,000	6,000	8,000
4.92% Senior Note, due November 6, 2006	—	150,000	—

	12,000	297,000	159,000

Long-Term Debt of Subsidiaries:
Interest rate
1% to less than 2%	849	25,363	16,913
2% to less than 3%	54	63	—
3% to less than 4%	70	314	353
4% to less than 5%	768	155,295	3,552
5% to less than 6%	109	487,563	487,922
6% to less than 7%	3,479	649,658	513,182
7% to less than 8%	116,117	588,571	706,580
8% to less than 9%	15,666	99,103	113,200
9% to less than 10%	12,557	194,189	214,646
10% to less than 11%	3,978	50,371	53,352

	153,647	2,250,490	2,109,700
Capital leases	440	2,529	2,465

	$154,087	2,253,019	2,112,165

		$4,357,452	$3,993,535

Maturities of long-term debt of subsidiaries, including sinking fund requirements, during the next five years will amount to $154,087 in 2002, $82,808 in 2003, $41,539 in 2004, $62,244 in 2005 and $169,329 in 2006.

Long-term debt of subsidiaries is substantially secured by utility plant and by a pledge of certain securities of subsidiaries and affiliates.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Common Stockholders’ Equity

(Dollars in thousands, except per share amounts)

	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	Unearned	Treasury Stock		Common Stockholders’ Equity
	Shares	Par Value	Capital	Earnings	Income	Compensation	Shares	At Cost

Balance at December 31, 1998	95,831,790	$119,789	$384,255	$945,434	$33,138	$(980)	800	$(25)	$1,481,611
Net income	—	—	—	138,949	—	—	—	—	138,949
Dividend reinvestment	291,808	365	7,896	—	—	—	—	—	8,261
Stock purchase	839,288	1,050	22,714	—	—	—	—	—	23,764
Employees’ stock ownership plan	109,932	137	3,040	—	—	—	—	—	3,177
Savings plan for employees	200,153	251	5,699	—	—	—	—	—	5,950
Incentive plan	30,788	38	830	—	—	(76)	—	—	792
Other comprehensive income	—	—	—	—	59,323	—	—	—	59,323
Treasury stock	—	—	—	—	—	—	108,875	(3,675)	(3,675)
Dividends:
Preferred stocks	—	—	—	(3,984)	—	—	—	—	(3,984)
Common stock	—	—	—	(79,370)	—	—	—	—	(79,370)

Balance at December 31, 1999	97,303,759	121,630	424,434	1,001,029	92,461	(1,056)	109,675	(3,700)	1,634,798
Net income	—	—	—	161,061	—	—	—	—	161,061
Dividend reinvestment	389,151	486	8,337	—	—	—	—	—	8,823
Stock purchase	1,029,257	1,287	22,256	—	—	—	—	—	23,543
Employees’ stock ownership plan	32,134	40	631	—	—	—	—	—	671
Savings plan for employees	65,544	82	1,293	—	—	—	—	—	1,375
Incentive plan	—	—	(2,383)	—	—	697	—	—	(1,686)
Other comprehensive income	—	—	—	—	(67,158)	—	—	—	(67,158)
Treasury stock	—	—	—	(801)	—	—	19,541	854	53
Dividends:
Preferred stocks	—	—	—	(3,700)	—	—	—	—	(3,700)
Common stock	—	—	—	(88,103)	—	—	—	—	(88,103)

Balance at December 31, 2000	98,819,845	123,525	454,568	1,069,486	25,303	(359)	129,216	(2,846)	1,669,677
Net income	—	—	—	161,483	—	—	—	—	161,483
Dividend reinvestment	240,350	300	6,963	—	—	—	—	—	7,263
Stock purchase	913,894	1,142	26,437	—	—	—	—	—	27,579
Employees’ stock ownership plan	—	—	—	—	—	—	—	—	—
Savings plan for employees	—	—	—	—	—	—	—	—	—
Incentive plan	42,184	53	1,187	—	—	(180)	—	—	1,060
Other comprehensive income	—	—	—	—	(19,345)	—	—	—	(19,345)
Treasury stock	—	—	713	801	—	—	(127,325)	2,785	4,299
Dividends:
Preferred stocks	—	—	—	(584)	—	—	—	—	(584)
Common stock	—	—	—	(93,414)	—	—	—	—	(93,414)

Balance at December 31, 2001	100,016,273	$125,020	$489,868	$1,137,772	$5,958	$(539)	1,891	$(61)	$1,758,018

The accompanying notes are an integral part of these financial statements.

American Water Works Company, Inc. and Subsidiary Companies

Notes to Financial Statements

(Dollars in thousands, except per share amounts)

Note 1: Organization and Operation
American Water Works Company, Inc. through its regulated and unregulated subsidiaries provides water and wastewater service in 28 states and three Canadian Provinces. As public utilities, the regulated subsidiaries function under rules and regulations prescribed by state regulatory commissions. The Company provides water and wastewater management services through its unregulated subsidiary, American Water Services. This subsidiary had been operated as a joint venture until December 31, 1999 when the Company acquired its partner’s interest (see AmericanAnglian Environmental Technologies in Note 4). In addition, American Water Resources is a wholly-owned subsidiary whose function is to primarily invest in water and wastewater related products and services.
The Company has identified Regulated Utility Services and Unregulated Services as its two reportable segments. Prior to the November 2001 acquisition of Azurix North America and Azurix Industrials Corp. (see Azurix North America and Azurix Industrials in Note 4) the Company’s unregulated operations had not been reflected as a reportable segment due to their limited scope and impact on the financial results of the Company.

Note 2: Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of the parent company and all of its subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Prior to January 1, 2000 the results of operations of the Company’s former AmericanAnglian Environmental Technologies joint venture were accounted for under the equity method of accounting. The operating results of Azurix North America and Azurix Industrials Corp. have been included in the consolidated statement of income since the completion of the acquisition on November 7, 2001.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Regulation
The utility subsidiaries have incurred various costs and received various credits which have been reflected as regulatory assets and liabilities on the Company’s consolidated balance sheet. Accounting for such costs and credits as regulatory assets and liabilities is in accordance with Statement of Financial Accounting Standards No. 71 “Accounting for the Effects of Certain Types of Regulation” (SFAS 71). This statement sets forth the application of generally accepted accounting principles for those companies whose rates are established by or are subject to approval by an independent third-party regulator. Under SFAS 71, utility companies defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the rate making process in a period different from the period in which they would have been reflected in income by an unregulated company. These deferred regulatory assets and liabilities are then reflected in the income statement in the period in which the same amounts are reflected in the rates charged for service.

Property, Plant and Equipment
Additions to utility plant and replacements of retirement units of property are capitalized. Costs include material, direct labor and such indirect items as engineering and supervision, payroll taxes and benefits, transportation and an allowance for funds used during construction. The costs incurred to acquire and internally develop computer software for internal use are capitalized as a unit of property. Repairs, maintenance and minor replacements of property are charged to current operations. The cost of property units retired in the ordinary course of business plus removal cost (less salvage) is charged to accumulated depreciation. The cost of property, plant and equipment is generally depreciated using the straight-line method over the estimated service lives of the assets. The depreciation rates, based on the average balance of depreciable property, were 2.64% in 2001, 2.54% in 2000 and 2.51% in 1999.
Nonutility property consists primarily of buildings and equipment utilized by American Water Works Service Company which provides various services to affiliated companies and by American Water Services in its unregulated management services business. This property is stated at cost, net of accumulated depreciation calculated using the straight-line method over the estimated useful lives of the assets.
Utility plant acquisition adjustments include the difference between the purchase price of utility plant and its original cost (less accumulated depreciation) and are generally being amortized over a period of 40 years.
The excess of cost of investments in subsidiaries is primarily attributable to various acquisitions of utility subsidiaries that occurred prior to October 31, 1970, that are not being amortized because, in the opinion of management, there has been no diminution in value.

Cash and Cash Equivalents
Substantially all of the Company’s cash is invested in interest bearing accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of investment grade commercial paper, bank certificates of deposit and United States Government securities. Cash equivalents are stated at cost plus accrued interest which approximates market value.

Materials and Supplies
Materials and supplies are stated at the lower of average purchased cost and net realizable value.

Regulatory Assets
The Company has recorded a regulatory asset for the additional revenues expected to be realized as the tax effects of

Notes to Financial Statements

(Dollars in thousands, except per share amounts)

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
Deferred business services project expenses consist of reengineering and start-up activities for consolidated customer and shared administrative service centers that began operations in 2001. These costs are being deferred as it is expected that these costs will be recovered in the rates charged for utility service in the future.
The Company has deferred the cost of additional security measures that were implemented to protect facilities after the terrorist attacks on September 11, 2001. These costs are being deferred as it is expected that these costs will be recovered in the rates charged for utility service in the future.
Tank painting costs are generally deferred and amortized to current operations on a straight-line basis over periods ranging from 4 to 20 years, as authorized by the regulatory authorities in their determination of rates charged for service.

Intangible Assets and Goodwill
Intangible assets and goodwill are associated with acquisitions made by American Water Services, the Company’s management services subsidiary. The intangible assets are management contracts with a life of approximately 11 years that were acquired in the acquisition of Azurix North America and Azurix Industrials Corp. that was completed on November 7, 2001 and the acquisition of a former joint venture partner’s interest in EA2 Systems that was completed on September 20, 2001. $81,484 and $4,459 of the goodwill is associated with the Azurix and EA2 acquisitions respectively, and the remaining $29,830 of goodwill is associated with the Company’s December 31, 1999 acquisition of its joint venture partner’s interest in AmericanAnglian Environmental Technologies. In accordance with the provisions of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (see New Accounting Standards on page 32, the goodwill associated with the Azurix and EA2 acquisitions is not being amortized and the goodwill associated with the AmericanAnglian acquisition will no longer be amortized after December 31, 2001. The annual amortization of the tax deductible goodwill on the AmericanAnglian acquisition had been $1,657 and is deductible for tax purposes.

Other Investments and Accumulated Other Comprehensive Income
Other investments include primarily equity securities of publicly and privately held companies. Investments in publicly traded securities are classified as available for sale and are recorded in the balance sheet at fair market value with the change in market value, net of the tax effect, recorded as part of other comprehensive income. The cost basis of these publicly traded securities is $21,692 and the fair value of these investments is determined using quoted market prices. Investments in privately held companies are carried at cost. The principal publicly traded investments are approximately 1,300,000 shares of Deutsche Telekom (NYSE:DT), 50,000 shares of SJW Corp. (AMEX: SJW) and 4,000,000 shares of ITC/\ DeltaCom, Inc. (NASDQ: ITCD). In 2001 a gain of $5,177 and related tax expense of $2,019 were recognized on the sale of a portion of the Company’s investment in Deutsche Telekom. The Company did not sell any of these securities during 2000 and 1999.
The components of accumulated other comprehensive income balances at December 31 are as follows:

	2001	2000	1999

Beginning balance	$25,303	$92,461	$33,138
Unrealized gains (losses) on securities	(32,684)	(113,552)	102,604
Income taxes on other comprehensive income	13,0339	46,394	(43,281)

Ending balance	$5,958	$25,303	$92,461

The Company also has equity investments in ITC Holding Company, Inc., and United States Sugar Corporation. The cost basis of these securities, that are not publicly traded, was $9,554 at December 31, 2001.

Other Current Liabilities
Other current liabilities at December 31, 2001 and 2000 include payables to banks of $29,076 and $17,288 respectively, which represent checks issued but not presented to banks for payment, net of the related bank balance.

American Water Works Company, Inc. and Subsidiary Companies

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
On January 11, 2001 the Internal Revenue Service issued regulations that excluded lateral service lines from its definition of contributions in aid of construction that are not included in taxable income. These customer connection fees are defined as the cost of installing a connection or service line from the Company’s main lines to the lines owned by the customer. The regulations were effective immediately, and the Company is now paying tax on money or property received for these connections.

Recognition of Revenues
Revenues of the regulated utility subsidiaries include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the date of the latest meter reading to the end of the accounting period.
Revenue from American Water Services’ residuals management, underground infrastructure development, engineering and large multi-year operations and maintenance contracts is recognized over the contract term based on the estimated percentage of services provided during the period compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes known. Revenue recognized in excess of billings on service contracts are recorded as unbilled revenue. Billings in excess of revenues recognized on service contracts are recorded as a liability on the Company’s balance sheet until the above revenue recognition criteria are met. Changes in contract performance and related estimated contract profitability may result in revisions to costs and revenues and are recognized in the period in which revisions are determined. For other water and wastewater treatment contracts and for time and material contracts, revenue is recognized as services are provided.

Income Taxes
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
Investment tax credits have been deferred by the utility subsidiaries and are being amortized to income over the average estimated service lives of the related assets.

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

Earnings Per Share
The average number of shares used to calculate diluted earnings per share includes 14,142; 4,784 and 51,837 of potential common shares issuable in connection with the long-term incentive program in 2001, 2000, and 1999, respectively, and 163,414 and 45,227 potential common shares for employee stock options in 2001 and 2000, respectively (see Note 9).

New Accounting Standards

•	Accounting for Derivative Instruments and Hedging Activities
On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as amended. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This new accounting standard did not have any effect on the Company’s financial position or results of operations. The Company’s contracts that meet the definition of a derivative are for normal

Notes to Financial Statements

(Dollars in thousands, except per share amounts)

purchases and normal sales, are expected to result in a physical delivery, and are of quantities expected to be used or sold over a reasonable period in the normal course of business. The Company has no hedging activities.

•	Business Combinations/Goodwill and Other Intangible Assets
In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” (SFAS 141) and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), collectively referred to as the “Standards.” SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, “Business Combinations.” The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, “Intangible Assets,” and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.
The provisions of the Standards also apply to equity-method investments made both before and after June 30, 2001. SFAS 141 requires that the unamortized deferred credit related to an excess over cost arising from an investment that was accounted for using the equity method (equity-method negative goodwill), and that was acquired before July 1, 2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001 must be written-off immediately and recorded as an extraordinary gain, instead of being deferred and amortized. SFAS 142 prohibits amortization of the excess of cost over the underlying equity in the net assets of an equity-method investee that is recognized as goodwill.
The Company will adopt the provisions of SFAS 142 in its first quarter ended March 31, 2002. The Company is in the process of preparing for its adoption of SFAS 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets and liabilities should be allocated to those reporting units. The Company expects that it will no longer record $1,657 of annual tax deductible amortization relating to its existing goodwill associated with the 1999 acquisition of its joint venture partner’s interest in AmericanAnglian Environmental Technologies.
SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The Company expects to complete that first step of the goodwill impairment test during the second quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company’s fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined what effect these impairment tests will have on the Company’s earnings and financial position.

•	Accounting for Asset Retirement Obligations
In June of 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” (SFAS 143) on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. Measurement of the initial obligation is to approximate fair value with an equivalent amount recorded as an increase in the value of the capitalized asset. The asset will be depreciable in accordance with normal depreciation policy and the liability will be increased, with a charge to the income statement, until the obligation is settled. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating the effects that adoption of the provisions of SFAS 143 will have on its results of operations and financial position but does not expect them to be material.

•	Accounting for the Impairment or Disposal of Long-Lived Assets
In August of 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS 144) that replaces Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens discontinued operations to include more disposal transactions. Under SFAS 144, operating losses of discontinued operations are recognized in the period in which they occur,

American Water Works Company, Inc. and Subsidiary Companies

instead of accruing future operating losses before they occur. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the effects that adoption of the provisions of SFAS 144 will have on its results of operations and financial position but does not expect them to be material.

Reclassification
Certain reclassifications have been made to conform previously reported data to the current presentation.

Note 3: Merger Agreement with RWE
On September 16, 2001 the Company entered into a merger agreement with RWE Aktiengesellschaft and Thames Water Aqua Holdings GmbH, which is RWE’s holding company for its global water business, to merge with a subsidiary of RWE and become a wholly owned indirect subsidiary of RWE. Under the terms of the merger agreement RWE will purchase all the outstanding shares of American Water Works Company common stock at a price of $46.00 per share in cash.
RWE is a global multi-utility company that does business through its subsidiaries and affiliates in over 120 countries. Its core businesses are electricity, gas, water, and waste and recycling. Upon completion of the transaction, American Water will be combined with the U.S. operations of Thames Water Plc, RWE’s London-based international water services business. American Water will manage the joint operations in North, Central and South America.
The transaction was approved at a special meeting of the stockholders of American Water Works Company on January 17, 2002. Before the transaction can be completed, state and federal regulatory approvals are required. As of the end of January 2002, all of the applications for approval were filed where required by state regulatory authorities. The states where applications for approval have been filed are Arizona, California, Hawaii, Illinois, Kentucky, Maryland, New Jersey, New Mexico, New York, Pennsylvania, Tennessee, Virginia and West Virginia. Approval of the state public utility agencies in Georgia, Indiana, Iowa, Michigan, Missouri, Ohio and Texas is not required. Regulatory approval has not been requested in Connecticut, Massachusetts and New Hampshire since the sale of these operations is pending. On February 4, 2002, the Tennessee Regulatory Authority approved the transaction. As a result of the time required to complete the approval process by the various regulatory agencies, the Company does not anticipate completion of the merger until the first half of 2003.
During 2001 the Company recorded a charge of $9,992 reflecting costs incurred in connection with the merger. The merger related costs have been reported on a separate line in the consolidated statement of income and comprehensive income. No tax benefit was recognized for these investment banking and legal fees because it is not probable that these costs will be deductible for tax purposes.
On November 6, 2001 the Company and its financing subsidiary, American Water Capital Corp., executed a Note Purchase Agreement with RWE for up to $1,200,000 in senior unsecured notes at an interest rate of 4.92%. The notes were purchased at par by RWE and mature on November 6, 2006.
The Company and its subsidiaries used the proceeds from the sale of the notes to acquire the common stock of Azurix North America and Azurix Industrials, to fund the acquisition of the water and wastewater assets of Citizens Communications Company and to reduce outstanding short-term debt. Closing occurred in two tranches one on November 6, 2001 in the amount of $298,500 and another on January 14, 2002 in the amount of $900,000.

Note 4: Acquisitions and Divestitures
Water and Wastewater Assets of Citizens Communications Company
On January 15, 2002 the Company and its subsidiaries completed their acquisition of all of the water and wastewater assets of Citizens Communications Company (NYSE: CZN) for $859,000 in cash and $120,000 of assumed liabilities. The purchase price is subject to adjustment upon the completion of an audited closing statement of net assets. The acquired operations provide water and wastewater service to 342,000 customers in Arizona, California, Illinois, Indiana, Ohio and Pennsylvania. Citizens also had developed a water supply project in Illinois with the possibility of additional wholesale customers along the pipeline. For the latest fiscal year ended December 31, 2001, the operations being acquired had revenues of $140,000.
The purchase price for these assets was consistent with the multiples paid in other similar transactions. The Company is in the process of obtaining third-party valuations of these assets, and thus has not completed the allocation of the purchase price.

National Enterprises Inc.
On June 25, 1999, the Company completed the acquisition of National Enterprises Inc., a privately owned company, in a transaction valued at $700,000. The transaction was accomplished through a tax free exchange of 14,937,000 shares of the Company’s stock for all of the outstanding shares of National Enterprises and the assumption of $241,000 of debt. Subsidiaries of National Enterprises provided water service to approximately 504,000 customers in Missouri, Illinois, Indiana and New York. National Enterprises also had passive investments in the telecommunications industry.
This business combination has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for periods prior to the combination were restated to include the accounts and results of operations of National Enterprises.
During 1999 the Company recorded a charge of $20,535 and related tax benefits of $7,630 reflecting the one-time costs incurred in connection with the merger. The merger related costs consist primarily of severance costs as well as vesting of certain benefits and other tax deductible costs. The merger related costs have been reported on a separate line in the consolidated statement of income and comprehensive income.

Azurix North America And Azurix Industrials
On November 7, 2001 the Company completed its acquisition of Azurix North America Corp. and Azurix Industrials Corp.

Notes to Financial Statements

(Dollars in thousands, except per share amounts)

for $153,300 in cash and assumption of $6,500 of debt. Azurix North America and Azurix Industrials were wholly-owned subsidiaries of Azurix Corp. and provide a range of water and wastewater services, including operations and maintenance, engineering, carbon regeneration, underground infrastructure rehabilitation and residuals management. Azurix North America and Azurix Industrials had revenues totaling approximately $134,000 in 2001.
This transaction enables the Company to offer a comprehensive portfolio of quality water management services to municipal and industrial customers. The acquisition also expands the Company’s presence into the southeastern and northwestern U.S. and three Canadian provinces.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition. The Company is in the process of completing valuations of these assets so the allocation of the purchase price is subject to refinement.

November 7, 2001

Current assets	$44,900
Property, plant, and equipment	46,700
Other long-term assets	4,700
Intangible assets	22,300
Goodwill	73,800

Total assets acquired	192,400

Current liabilities	(32,600)
Long-term debt	(6,500)

Total liabilities assumed	(39,100)

Net assets acquired	$153,300

The $22,300 of acquired intangible assets are assigned to management contracts that have an 11-year life.

Water Utility Subsidiaries of United Water Resources Inc.
On May 31, 2000, the Company completed its acquisition of five water utilities in Missouri, Indiana, Illinois and Virginia from United Water Resources Inc. for approximately $50,000 in cash. These water utilities provide service to 35,000 customers.

City of Coatesville Pennsylvania Water and Wastewater Systems
On March 22, 2001 the Company’s subsidiary in Pennsylva-nia completed the purchase of the City of Coatesville Authority’s water and wastewater utility systems for $48,200 million in cash. These systems provide water service to 8,600 customers and wastewater service to 6,500 customers.

AmericanAnglian Environmental Technologies
On December 31, 1999, the Company finalized the purchase of its joint venture partner Anglian Water’s interest in AmericanAnglian Environmental Technologies for $32,000 in cash. This business had revenues of approximately $31,000 in 1999.

New England Operations
On August 30, 2001 the Company and Kelda Group plc jointly announced that they had reached an agreement whereby Kelda’s Aquarion Company subsidiary would acquire the Company’s New England operations. The transaction price is approximately $118 million in cash plus the assumption of $115 million in debt. The subsidiaries being sold serve a total of 65,000 customers and had revenues of $51 million in 2001. The sale, which is subject to regulatory approval is expected to be consummated during the second quarter of 2002.

Town of Salisbury Massachusetts Operating System
On September 28, 2001 the Company completed the sale under threat of condemnation of its Salisbury Water Supply Company’s operating system to the Town of Salisbury, Massachusetts for $11,500 in cash plus outstanding accounts receivables. The Salisbury system serves 3,000 customers and had annual revenues of $1,900.

Note 5: Utility Plant
The components of utility plant by category at December 31 are as follows:

	2001	2000

Water plant
Sources of supply	$301,875	$287,892
Treatment and pumping	1,521,214	1,467,320
Transmission and distribution	3,106,076	2,935,265
Services, meters and fire hydrants	1,126,589	1,062,997
General structures and equipment	564,664	476,632
Wastewater plant	100,586	81,716
Construction work in progress	156,029	167,397

	6,877,033	6,479,219
Less-accumulated depreciation	1,418,124	1,276,386

	$5,458,909	$5,202,833

Note 6: Dividend Reinvestment and Stock Purchase Plan
Until September 17, 2001 the Company’s Dividend Reinvestment and Stock Purchase Plan provided for optional cash purchases of newly issued common stock of the Company. In addition to permitting record holders of common stock to have all or part of their dividends automatically reinvested in additional shares of common stock, the plan permitted stockholders to purchase up to five thousand dollars of common stock each month directly from the Company. This plan was suspended in connection with the anticipated merger with RWE.

Note 7: Shareholders Rights Plan
On June 1, 2000 the Company announced that it had amended its Shareholder Rights Agreement. The Agreement provides for certain consequences if more than a stated percentage of the Company’s common stock is acquired by any person or group of persons without prior consent of the Company’s Board of Directors. The amendment lowered that percentage, and the percentage of ownership that triggers the dilutive effect of the rights issued under the Agreement, to 10% of the Company’s outstanding common shares.

American Water Works Company, Inc. and Subsidiary Companies

Each Right under the amended plan entitles shareholders to buy one share of the Company’s common stock at an exercise price of $150. Each Right entitles its holder to purchase, at the Right’s then-current exercise price, shares of the Company’s common stock, or a number of shares of an acquiring company’s stock, which would have a market value of two times the exercise price. The Rights become exercisable if there is a public announcement that a person or group acquires, or commences a tender offer to acquire, 10% or more of the outstanding shares of the Company. The Rights also become exercisable if the Company is acquired in a merger or a person or group acquires 10% or more of the outstanding shares of the Company.
The Rights are redeemable, in whole, but not in part, by the Company at a price of $.0005 per Right under certain circumstances. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings per share of the Company.
In accordance with the RWE merger agreement, as of September 16, 2001, the Company amended the rights agreement to provide that none of the approval, execution, delivery or performance of the merger agreement or the voting agreement or the completion of the transactions contemplated thereby will cause the rights under the rights agreement to be adjusted or become exercisable. The amendment also provides that the rights will terminate immediately prior to the completion of the merger.

Note 8: Employee Benefits
Pension and Other Postretirement Benefits
The Company maintains noncontributory defined benefit pension plans covering substantially all associates employed in its regulated utility and shared services operations. Benefits under the plans are based on the associate’s years of service and compensation. The Company’s funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974. Pension plan assets are invested in a number of investments including equity mutual funds, United States Government securities, guaranteed interest contracts with a major insurance company and publicly traded bonds.
The Company realized a $16,574 settlement gain in 2000 in connection with the purchase of non-participating annuity contracts to cover vested benefits of certain retirees. These benefits had previously been provided through an immediate participation guarantee contract.
Pension expense in excess of the amount contributed to the pension plans is deferred by certain regulated subsidiaries pending future recovery in rates charged for water services as contributions are made to the plans (see Regulatory Assets in Note 2). These subsidiaries have recorded their $12,742 portion of the settlement gain as a reduction of the regulatory asset. The remaining $3,832 of the settlement gain was recognized as pension income in 2000.
The Company also has several unfunded noncontributory supplemental non-qualified pension plans that provide additional retirement benefits to certain associates of the Company and its subsidiaries.
The Company maintains postretirement benefit plans providing varying levels of medical and life insurance to eligible retirees. The adoption of a new accounting standard for other postretirement benefits caused a transition obligation of $143,391 at January 1, 1993 which is being amortized over 20 years. The Company’s policy is to fund postretirement benefit costs accrued. Plan assets are invested in equity and bond mutual funds.

	Pension Benefits		Other Postretirement Benefits
	2001	2000	2001	2000

Change in benefit obligation
Benefit obligation at January 1	$423,463	$548,074	$240,193	$204,441
Service cost	15,963	14,198	7,391	6,728
Interest cost	32,663	39,952	17,293	16,455
Plan participants’ contributions	—	—	916	1,080
Amendments	325	—	(10,389)	637
Actuarial (gain) loss	13,954	51,057	15,734	20,864
Acquisitions	—	374	—	1,035
Settlement	—	(212,660)	—	—
Benefits paid	(9,609)	(17,532)	(11,024)	(11,047)

Benefit obligation at December 31	$476,759	$423,463	$260,114	$240,193

Change in Plan Assets
Fair value of plan assets at January 1	$380,773	$598,302	$150,347	$148,014
Actual return on plan assets	(6,406)	7,404	(7,369)	(3,341)
Employer contribution	1,172	1,109	18,207	15,641
Plan participants’ contributions	—	—	916	1,080
Settlement	—	(212,660)	—	—
Acquisitions	—	374	—	—
Benefits paid	(9,609)	(17,532)	(11,024)	(11,047)
Other	—	3,776	—	—

Fair value of plan assets at December 31	$365,930	$380,773	$151,077	$150,347

Funded status at December 31	$(110,829)	$(42,690)	$(109,037)	$(89,846)
Unrecognized net transition obligation (asset)	(1,394)	(2,554)	75,044	81,681
Unrecognized prior service cost	6,184	7,356	(4,389)	6,249
Unrecognized net actuarial (gain) loss	43,684	(12,526)	24,574	(12,014)

Net amount recognized	$(62,355)	$(50,414)	$(13,808)	$(13,930)

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost	$312	$439	$—	$—
Accrued benefit liability	(62,667)	(50,853)	(13,808)	(13,930)
Additional minimum liability	(945)	(1,078)	—	—
Intangible asset	945	1,078	—	—

Net amount recognized	$(62,355)	$(50,414)	$(13,808)	$(13,930)

Notes to Financial Statements

(Dollars in thousands, except per share amounts)

The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets (the supplemental plans are unfunded) were $23,709 and $19,130, respectively, as of December 31, 2001, and $21,847 and $18,131, respectively, as of December 31, 2000.

	2001	2000	1999

Components of net periodic pension benefit cost
Service cost	$15,963	$14,198	$17,614
Interest cost	32,663	39,952	41,151
Expected return on plan assets	(33,921)	(44,146)	(46,387)
Amortization of transition asset	(1,161)	(1,828)	(2,159)
Amortization of prior service cost	1,496	2,405	2,312
Recognized net actuarial (gain) loss	(1,927)	(5,580)	19

Net periodic pension benefit cost	13,113	5,001	12,550
Settlement gain	—	(16,574)	—

Total pension (income) cost	$13,113	$(11,573)	$12,550

Components of net periodic other postretirement benefit cost
Service cost	$7,391	$6,728	$7,581
Interest cost	17,293	16,455	14,938
Expected return on plan assets	(12,865)	(11,976)	(9,759)
Amortization of transition obligation	6,637	6,812	6,812
Amortization of prior service cost	248	455	458
Recognized net actuarial (gain) loss	(564)	(2,407)	213

Net periodic other postretirement benefit cost	$18,140	$16,067	$20,243

	Pension Benefits		Other Postretirement Benefits
	2001	2000	2001	2000

Weighted-average assumptions as of December 31
Discount rate	7.25%	7.50%	7.25%	7.50%
Expected return on plan assets	9.00%	9.00%	8.30%	8.30%
Rate of compensation increase	4.75%	4.75%	4.75%	4.75%

The health care cost trend rate, used to calculate the Company’s cost and obligation for postretirement health care benefits, is a 10% annual rate in 2002 that is assumed to decrease gradually to a 5.0% annual rate in 2007 and remain at that level thereafter.
Assumed health care cost trend rates have a significant effect on the amounts reported for the other postretirement benefit plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage- Point Increase	One-Percentage- Point Decrease

Effect on total of service and interest cost components	$3,745	$(3,142)
Effect on other postretirement benefit obligation	$33,814	$(29,053)

Savings Plans for Employees
The Company maintains 401(k) savings plans that allow associates to save for retirement on a tax-deferred basis. Compensation expense associated with these savings plans was $3,836 in 2001, $3,373 in 2000 and $3,491 in 1999.
        Included in the above expenses were the Company’s matching contributions to the primary savings plan totaling $3,398 for 2001, $2,958 for 2000 and $2,781 for 1999 that are invested in a fund of Company common stock.

Employees’ Stock Ownership Plan
The Company maintains an Employees’ Stock Ownership Plan which provides for beneficial ownership of Company common stock by associates who are not included in a bargaining unit. Each participating associate can elect to contribute an amount that does not exceed 2% of their wages. In addition to the associate’s participation, the Company makes a contribution equivalent to 1/2% of each participant’s qualified compensation, and matches 100% of the contribution by each participant. The Company recorded as an expense contributions of $1,721 for 2001, $1,765 for 2000 and $1,805 for 1999 that it made to the plan.

Note 9: Stock-Based Compensation
In May 2000 the Company’s shareholders approved the 2000 Stock Award and Incentive Plan (2000 Plan). The Plan replaced the Company’s previous Long-Term Performance-Based Incentive Plan (Previous Plan) which had been in effect since 1994. Under the Previous Plan, awards could be paid in the form of cash, restricted shares of common stock, or a combination of both. The 2000 Plan allows the Company to continue to grant long-term performance-based awards similar to those that could be paid under the Previous Plan, and also authorizes a broad range of other awards, including options, reload options, deferred stock, performance awards, stock appreciation rights and other stock-based awards, as well as cash-based awards. Up to 4,276,551 shares of common stock may be issued under the 2000 Plan, of which approximately 3,300,000 shares were available to be granted at December 31, 2001.

Stock Options
In May 2000 the Board of Directors approved the issuance of non-qualified stock options to executives and other key associates as permitted under the 2000 Plan. Under this plan the options generally are granted at prices not less than the market value of the stock at the date of grant, become exercisable ratably over a three-year period beginning one-year from the date of grant, and expire ten years from the date of grant. The options immediately vest in the event of a change in control. The Company applies the intrinsic value-based methodology

American Water Works Company, Inc. and Subsidiary Companies

in accounting for stock options. Accordingly, no compensation expense has been recognized for stock option awards. Had compensation cost for stock option awards under the 2000 Plan been determined by using the fair value at the grant date, the Company’s net income and diluted earnings per share would have been the pro forma amounts indicated below:

	2001	2000

Net income:
As reported	$161,483	$161,061
Pro forma	158,630	158,996
Diluted earnings per share:
As reported	$1.61	$1.61
Pro forma	1.59	1.58

The foregoing impact of compensation cost was determined using a modified Black-Scholes methodology and the following assumptions:

	2001	2000

Expected dividend yield	2.92%	3.99%
Expected volatility	30.17%	28.70%
Risk-free interest rate	4.75%	6.58%
Weighted average expected life	7 years	7 years

The following table summarizes information about options for the years ended December 31:

	2001		2000

	Options to Purchase Shares	Weighted- Average Exercise Price	Options to Purchase Shares	Weighted- Average Exercise Price

Outstanding at beginning of year	781,631	$22.58	—	$—
Granted	163,892	28.67	809,806	22.58
Exercised	(42,184)	22.56	—	—
Cancelled/Expired	(7,588)	25.91	(28,175)	(22.56)

Outstanding at end of year	895,751	$23.66	781,631	$22.58

Exercisable at year end	273,025	$22.80	19,975	$22.56

The weighted-average fair value of options granted during the year was $8.29 and $6.54 for the years ended December 31, 2001 and 2000, respectively.
The following table summarizes information about fixed stock options outstanding at December 31, 2001:

Exercise Prices	Number Outstanding	Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price

$22.56	723,916	7.9	$22.56	258,259	$22.56
23.44	11,893	8.8	23.44	3,966	23.44
28.19	133,050	8.5	28.19	10,800	28.19
30.19 to 32.34	26,892	8.7	31.10	—	—

        Options granted under the Company’s long-term incentive program were 163,892 and 195,706 for the three-year performance cycles beginning on January 1, 2001 and 2000, respectively. Also in 2000, all of the participants in the long-term incentive program’s three-year performance cycles beginning on January 1, 1998 and 1999 accepted the opportunity to relinquish their participation in those cycles in exchange for a total of 614,100 options.

Restricted Stock
Under the 2000 Plan and the Previous Plan, designated executives and other key associates are eligible to receive restricted stock awards if performance cycle goals based on earnings-per-share growth and total return to Company shareholders in comparison to a designated peer group of companies are met. The fair value of the restricted stock is being charged to expense over each three-year performance cycle. The Company awarded 19,796 shares with a value of $380 in 2000 and 30,788 shares with a value of $893 in 1999. The market value of the common stock expected to be awarded has been recorded as unearned compensation and is shown as a separate component of common stockholders’ equity.

Note 10: General Taxes
Components of general tax expense for the years presented in the consolidated statement of income and comprehensive income are as follows:

	2001	2000	1999

Gross receipts and franchise	$42,975	$43,425	$41,839
Property and capital stock	64,164	61,173	58,358
Payroll	17,278	16,243	18,445
Other general	5,116	4,378	4,032

	$129,533	$125,219	$122,674

Note 11: Income Taxes
Components of income tax expense for the years presented in the consolidated statement of income and comprehensive income are as follows:

	2001	2000	1999

State Income Taxes:
Current	$13,725	$14,265	$10,483
Deferred
Current	(49)	30	199
Non-current	3,457	3,158	3,600

	$17,133	$17,453	$14,282

Federal Income Taxes:
Current	$69,356	$63,545	$47,858
Deferred
Current	36	35	1,449
Non-current	25,338	25,826	29,248
Amortization of deferred investment tax credits	(1,539)	(1,553)	(1,437)

	$93,191	$87,853	$77,118

Notes to Financial Statements

(Dollars in thousands, except per share amounts)

A reconciliation of income tax expense at the statutory federal income tax rate to actual income tax expense is as follows:

	2001	2000	1999

Income tax at statutory rate	$95,132	$93,228	$80,622
Increases (decreases) resulting from — State taxes, net of federal taxes	11,136	11,345	9,283
Flow through differences	1,359	1,736	1,708
Amortization of investment tax credits	(1,539)	(1,553)	(1,437)
Subsidiary preferred
Dividends	1,046	1,088	1,144
Other, net	3,190	(538)	80

Actual income tax expense	$110,324	$105,306	$91,400

The following table provides the components of the net deferred tax liability at December 31:

	2001	2000	1999

Deferred Tax Assets:
Advances and contributions	$198,574	$197,390	$185,424
Deferred investment tax credits	15,558	16,324	16,731
Other	40,518	31,932	32,637

	254,650	245,646	234,792

Deferred Tax Liabilities:
Utility plant, principally due to depreciation differences	729,825	700,627	647,964
Income taxes recoverable through rates	93,975	93,307	93,167
Other comprehensive income	3,538	16,180	62,574
Other	51,761	40,875	41,547

	879,099	850,989	845,252

	$(624,449)	$(605,343)	$(610,460)

No material valuation allowances were required on deferred tax assets at December 31, 2001 and 2000.

Note 12: Leases
The Company has entered into operating leases involving certain facilities and equipment. Rental expenses under operating leases were $17,579 for 2001, $16,532 for 2000 and $15,192 for 1999. Capital leases currently in effect are not significant.
At December 31, 2001, the minimum annual future rental commitment under operating leases that have initial or remaining noncancellable lease terms in excess of one year are $10,268 in 2002, $8,472 in 2003, $6,944 in 2004, $5,895 in 2005, $4,896 in 2006 and $5,777 thereafter.

Note 13: Revolving Credit Agreements
In June 2000 the Company completed the formation of a new wholly owned subsidiary, American Water Capital Corp., a special purpose corporation that serves as the primary funding vehicle for American Water Works Company and its regulated subsidiaries. American Water Works has fully and unconditionally guaranteed the securities of American Water Capital.
        American Water Capital has a 364-day $500,000 revolving credit agreement with a group of ten domestic and international banks. The renewal date for this facility is June 25, 2002. Borrowing under the revolving credit line, at the Company’s option, bears interest at a rate based upon either a defined base rate or the London Interbank Offered Rate (LIBOR). The Company pays a commitment fee of 15 basis points on the entire amount of the commitment (whether borrowed or not borrowed) and a usage fee of 40 basis points (50 basis points if borrowings exceed $167). These fees may fluctuate based upon the Company’s current bond rating. Under the credit agreement, the Company must maintain certain financial ratios and meet certain balance sheet tests. No compensating balances are required under the agreement.
American Water Works Company and its subsidiaries also maintain lines of credit with various banks. Borrowings under such lines of credit generally are payable on demand and bear interest at variable rates. Agreements with lending banks generally do not have compensating balance requirements.
        American Water Capital had $395,561 and $170,367 outstanding under commercial paper borrowings at December 31, 2001 and 2000, respectively, all of which was classified as short-term debt. American Water Capital’s revolving credit agreement supports these borrowings. Commercial paper borrowings at December 31, 2001 and 2000 had weighted-average interest rates of 2.35% and 7.31%, respectively.
At December 31, 2001 and 2000, there was $18,522 and $241,812 of short-term bank debt outstanding, respectively. The weighted average interest rate on these borrowings was 3.52% and 7.02%, respectively.
The total of the unused lines of credit and commercial paper borrowings at December 31, 2001 was $120,749.

Note 14: Segment Information
The Company has identified Regulated Utility Services and Unregulated Services as its two reportable segments. The Company has organized its business based upon the products and services provided and based upon similar environments. Prior to the November 2001 acquisition of Azurix North America and Azurix Industrials Corp. the Company’s unregulated operations had not been reflected as a reportable segment due to their limited scope and impact on the financial results of the Company. The results of operations reported by segment include costs allocated by American Water Works Service Company. The “other items” include corporate costs of American Water Works Company and intersegment eliminations.

American Water Works Company, Inc. and Subsidiary Companies

The Regulated Utility Services segment includes 26 subsidiaries that provide water and wastewater to customers in 23 states. All of these companies are subject to both federal and state regulation regarding the quality of water distributed and the discharge of waste residuals. With the exception of one company that serves 4,000 customers, the utility subsidiaries also function under economic regulations prescribed by state regulatory commissions. A subsidiary which owns a treatment plant in Massachusetts that is leased to an affiliated utility subsidiary is also included in this segment.
The Unregulated Services segment includes American Water Services and its subsidiaries and American Water Resources. American Water Services provides a broad range of water and wastewater services including operations and maintenance, residuals management, underground infrastructure development and engineering throughout the U.S. and Canada. American Water Resources currently offers a consumer protection program for residential water service lines and a service to regenerate granular activated carbon that is used by water utilities in the filtration process. Intersegment revenues include carbon regeneration services and leased equipment and office space.
The following table presents information about the Company’s reportable segments beginning with the formation of American Water Services on January 1, 2000:

	Regulated Utility Services	Unregulated Services	Other Items	Consolidated
2001
Revenues from external customers	$1,376,637	$62,250	$—	$1,438,887
Intersegment revenues	—	6,980	(6,980)	—
Depreciation and amortization	178,120	6,959	132	185,211
Earnings before interest, taxes, depreciation and amortization (EBITDA)	669,332	5,976	(25,768)	649,540
Interest expense	173,213	1,829	17,480	192,522
Income before income taxes	317,999	(2,812)	(43,380)	271,807
Net income	196,097	(2,362)	(32,252)	161,483
Total assets	6,316,667	313,080	(22,648)	6,607,099
Capital expenditures	365,259	15,883	17	381,159

2000
Revenues from external customers	$1,310,116	$40,474	$—	$1,350,590
Intersegment revenues	—	6,510	(6,510)	—
Depreciation and amortization	162,182	3,570	136	165,888
Earnings before interest, taxes, depreciation and amortization (EBITDA)	644,753	1,060	(21,775)	624,038
Interest expense	172,216	850	18,717	191,783
Income before income taxes	310,355	(3,360)	(40,628)	266,367
Net income	189,892	(2,357)	(26,474)	161,061
Total assets	6,016,568	98,775	19,455	6,134,798
Capital expenditures	371,741	5,372	104	377,217

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
Preferred stocks with mandatory redemption requirements and long-term debt: The fair values of the Company’s preferred stocks with mandatory redemption requirements and long-term debt are estimated using discounted cash flow analyses based

Notes to Financial Statements

(Dollars in thousands, except per share amounts)

on the Company’s current incremental financing rates for similar types of securities.
The carrying amounts and fair values of the Company’s financial instruments at December 31 are as follows:

2001	Carrying Amount	Fair Value

Preferred stocks of subsidiaries with mandatory redemption requirements	$30,474	$32,679
Long-term debt of the Company	309,000	307,907
Long-term debt of subsidiaries	2,404,137	2,436,153

2000	Carrying Amount	Fair Value

Preferred stocks of subsidiaries with mandatory redemption requirements	$32,902	$34,395
Long-term debt of the Company	211,000	211,211
Long-term debt of subsidiaries	2,218,644	2,267,171

Note 16: Commitments and Contingencies
Construction programs of subsidiaries for 2002 are estimated to cost approximately $500,000. Commitments have been made in connection with certain construction programs.
The Company is routinely involved in condemnation proceedings and legal actions relating to several utility subsidiaries. In the opinion of management, none of these matters will have a material adverse effect, if any, on the financial position or results of operations of the Company.

Note 17: Quarterly Financial Data (Unaudited)
Summarized quarterly financial data for 2001 and 2000 are as follows:

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Operating revenues	$316,427	$363,878	$394,956	$363,626
Operating income	87,933	125,868	148,198	97,595
Net income	23,461	49,381	55,777	32,864
Net income to common stock	23,315	49,235	55,631	32,718
Basic and diluted earnings per common share	$0.24	$0.50	$0.56	$0.33

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Operating revenues	$307,759	$346,409	$364,125	$332,297
Operating income	90,448	120,011	136,135	109,584
Net income	27,083	45,139	50,731	38,108
Net income to common stock	26,087	44,143	49,735	37,396
Basic and diluted earnings per common share	$0.27	$0.45	$0.51	$0.38

Company Information

Range of Market Prices AWK is the trading symbol of American Water Works Company, Inc. The Company’s common stock is traded on the New York Stock Exchange. The Company’s preferred and preference stocks were redeemed on March 1, 2002.

	Common Stock			5% Preferred Stock			5% Preference Stock

Newspaper listing	AmWtrWks			A Wat pr			A Wat pf

2001	High		Low	High		Low	High		Low

1st quarter	$33.50		$25.50	$22.00		$18.00	$22.25		$18.50
2nd quarter	33.40		29.05	22.50		21.45	22.00		20.00
3rd quarter	42.50		28.81	22.50		21.25	23.50		20.55
4th quarter	42.00		39.25	24.00		22.35	25.00		22.25

Quarterly dividend paid per share		$.235			$.3125			$.3125
Number of shareholders at December 31, 2001		38,665			164			545

2000	High		Low	High		Low	High		Low

1st quarter	$24.50		$18.94	$18.00		$17.00	$18.75		$16.00
2nd quarter	25.75		21.13	19.50		17.00	20.50		17.00
3rd quarter	27.88		23.75	19.50		17.50	19.50		17.75
4th quarter	29.38		23.31	19.50		18.00	19.50		17.75

Quarterly dividend paid per share		$.225			$.3125			$.3125
Number of shareholders at December 31, 2000		41,391			172			590
The common and 5% preferred stocks have voting rights.

Options Trading Options for Company stock (AWK) are traded on the Philadelphia Stock Exchange (Newspaper listing: PB).

Dividend Reinvestment and Optional Stock Purchases The Company suspended further participation in its Dividend Reinvestment and Stock Purchase Plan effective September 17, 2001.

Shareholder Information Inquiries regarding shareholder stock ownership, dividends or transfer/reissuance of shares can be addressed to our Transfer Agent, EquiServe Trust Company, N.A., P. O. Box 43010, Providence, RI 02940-3010 or call toll-free (877) 987-9757 (877-WTR-WRKS), or (781) 575-3100. Transfer requests sent by mail should provide the appropriate instructions. Other shareholder inquiries should be directed to W. Timothy Pohl, Esq., General Counsel and Secretary, P. O. Box 1770, Voorhees, NJ 08043, telephone (856) 346-8200.

Investor Relations Investors desiring information about the Company can contact James E. Harrison, Vice President Investor Relations, P. O. Box 1770, Voorhees, NJ 08043, or call (856) 346-8207. Additional news and information about the Company can be found on our website (http://www.amwater.com).

Annual Meeting The 2002 Annual Meeting of American Water Works Company shareholders will be held on Thursday, May 2, 2002 at 9 a.m. at The Mansion on Main Street, Kresson and Evesham Roads, Voorhees, NJ.